Form 20-F
period 2024-06-30
QuantaSing Group Ltd
filed 2024-08-29
CIK 1932770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Class A ordinary shares, par value US$0.0001 each 103,776,127 shares outstanding as of June 30, 2024

Class B ordinary shares, par value US$0.0001 each 49,859,049 shares outstanding as of June 30, 2024

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

●	“ADSs” refers to American depositary shares, each of which represents three Class A ordinary shares;

●	“affiliated entities” refers to Beijing Feierlai, Beijing Zhixueduxing Technology Co., Ltd. (“Beijing Zhixueduxing”), and their respective subsidiaries, and, in the context of describing our consolidated financial information before the completion of the restructuring and spin-off, refers to the respective variable interest entity and its subsidiaries in connection with our business at such relevant time;

●	“Beijing Feierlai” refers to Feierlai (Beijing) Technology Co., Ltd., a variable interest entity;

●	“Beijing Liangzizhige” refers to Beijing Liangzizhige Co., Ltd., one of our WFOEs;

●	“CAC” refers to the Cyberspace Administration of China;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the industry matters, including those derived from the F&S report, and the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

●	“HFCAA” refers to Holding Foreign Companies Accountable Act, as amended;

●	“introductory course learners” refers to learners who enroll in our introductory courses and receive the introductory course-related services of our tutors. We calculate introductory course learners for each category (1) on a cumulated basis and (2) without counting duplicate enrollments by the same cell phone number or social media account;

●	“ordinary shares” or “shares” refer to our ordinary shares comprising Class A ordinary shares, par value US$0.0001 per share and/or Class B ordinary shares, par value US$0.0001 per share;

●	“paying learners” refers to learners who enroll in our premium courses and receive such course-related services of our tutors. We calculate paying learners for each category without counting duplicate enrollments by the same cell phone number or social media account;

●	“registered users” refers to users who register on our platforms. We calculate registered users for each category (1) on a cumulated basis and (2) without counting duplicate cellphone numbers or social media accounts;

●	“repeat purchase rate” illustrates our ability to generate gross billings from repeat purchases of our premium courses by our paying learners. To calculate this rate, we identify all paying learners who purchased our premium courses more than once on our platforms, then calculate the quotient from dividing (x) the gross billings attributable to purchases of our premium courses by such learners subsequent to the first-time purchase of our premium courses in a given period by (y) our total gross billings from such first-time purchase in the same period;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

●	“VIEs” refers to the variable interest entities, namely, Beijing Feierlai and Beijing Zhixueduxing (each, a “VIE”), and, in the context of describing our consolidated financial information before the completion of the restructuring and spin-off, “VIE” refers to the respective variable interest entity in connection with our business at such relevant time;

●	“we,” “us,” “our company,” “our,” “QuantaSing,” or “QuantaSing Group” refers to QuantaSing Group Limited, together as a group with its subsidiaries, and, in the context of describing the substantive operations and financial information relating to such operations of QuantaSing Group Limited and its subsidiaries and the affiliated entities as a whole, refers to QuantaSing Group Limited and its subsidiaries and the affiliated entities. Where the context requires, in respect of the period prior to our company becoming the holding company of its present subsidiaries, these terms also refer to such subsidiaries as if they were subsidiaries of our company at the relevant time; and

●	“WFOEs” refer to our wholly-owned PRC subsidiaries, and, (1) in the context of describing our consolidated financial information before the completion of the restructuring and spin-off, “WFOE” refers to our respective wholly-owned PRC subsidiary in connection with our business at such relevant time; and (2) in the context of describing the VIE structure and its impacts, “WFOE” refers to our respective wholly-owned PRC subsidiary under the relevant contractual arrangements.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements as of June 30, 2023 and 2024 and for the fiscal years ended June 30, 2022, 2023 and 2024.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by Frost & Sullivan in September 2023, an independent research firm, to provide information regarding our industries and our market position in China. We refer to this report as the F&S report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The ADSs are listed on the Nasdaq Global Market under the symbol “QSG.”

FORWARD LOOKING STATEMENT

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provision under Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. All statements other than statements of historical fact in this annual report constitute forward-looking statements. We have used words or phrases such as “may,” “would,” “will,” “expect,” “anticipate,” “intend,” “seek,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions in this annual report to identify some of these forward-looking statements. These forward-looking statements, including, among others, those relating to our future business prospects, product development, revenues, profits, costs, capital expenditures, cash flows and working capital, are necessarily estimates reflecting the best judgment of directors and management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this annual report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this annual report include, but are not limited to, statements about:

●	our mission, goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the industries in which we operate;

●	our expectations regarding demand for and market acceptance of our services;

●	competition in our industries;

●	our proposed use of proceeds; and

●	relevant government policies and regulations relating to our industries.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Company

QuantaSing is a leading lifestyle solution provider empowering adults to live better and longer. Leveraging our profound understanding of adult users and robust infrastructure, we offer easy-to-understand, affordable, and accessible online courses to adult learners, as well as consumer products and services in selected areas to address the senior users’ aspirations for wellness.

Our Holding Company Structure and the Contractual Arrangements

QuantaSing Group Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operations. We carry out our individual online learning services business in China through Beijing Liangzizhige, one of our WFOEs, and its contractual arrangements, commonly known as the VIE structure, with Beijing Feierlai, a variable interest entity based in China, and its nominee shareholder.

A series of contractual arrangements, including voting rights proxy agreement, equity pledge agreement, exclusive consultancy and service agreement and exclusive option agreement, have been entered into by and among Beijing Liangzizhige, Beijing Feierlai and its shareholder. In addition, in May 2024, a similar series of contractual arrangements were entered into by and among Beijing Chuangyuqizhi Technology Co., Ltd. (“Beijing Chuangyuqizhi”), one of our WFOEs, Beijing Zhixueduxing and its nominee shareholder. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.  For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where the PRC law restricts direct foreign investment in certain operating companies, such as certain value-added telecommunication services and other internet related business. Neither QuantaSing Group Limited nor our WFOEs own any equity interests in the affiliated entities. Our contractual arrangements with the VIEs and their nominee shareholder are not equivalent of an investment in the equity interest of the VIEs, and investors may never hold equity interests in the Chinese operating companies, including the affiliated entities. Instead, we are regarded as the primary beneficiary of the VIEs and consolidate the financial results of the affiliated entities under U.S. GAAP in light of the VIE structure. Investors in the ADSs are purchasing the equity securities of QuantaSing Group Limited, the Cayman Islands holding company, rather than the equity securities of the affiliated entities.

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries and the affiliated entities, as of the date of this annual report:

(1)	Beijing Feierlai and Beijing Zhixueduxing are wholly owned by Shenzhen Erwan Education Technology Co., Ltd. (“Shenzhen Erwan”), an entity owned as to 99.0% by Mr. Peng Li, our founder and chief executive officer, and 1.0% by Ms. Li Meng, mother of Mr. Li.

The VIE structure involves unique risks to investors in the ADSs. It may be less effective than direct ownership in providing us with operational control over the VIEs or their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. For instance, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to direct the VIEs’ activities. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

We may face challenges in enforcing the contractual arrangements due to jurisdictional and legal limitations. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholder through our WFOEs. As of the date of this annual report, the agreements under the contractual arrangements among our WFOEs, the VIEs and their shareholder have not been tested in a court of law. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits, registrations or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties and may incur substantial costs to enforce the terms of the arrangements, or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries, the affiliated entities, and investors in our securities (including the ADS) face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company and the affiliated entities as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” for details.

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

We, through our WFOEs and the affiliated entities, conduct our operations in China. Our operations in China are governed by PRC laws and regulations. We and the affiliated entities are required to obtain certain licenses, permits from or filing with relevant governmental authorities in China in order to operate our business and conduct overseas securities offerings and listings. As of June 30, 2024, as advised by our PRC counsel, CM Law Firm, our WFOEs and the affiliated entities had obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, the Value-added Telecommunications Business Operating License for internet information service, the Permit for Production and Operation of Radio and Television Programs, and the Publication Operation License, except for the License for Online Transmission of Audio-Visual Program for offering certain courses in live streaming or audio-visual contents. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. For instance, we or the affiliated entities may be required to obtain the Online Publishing Service License for our online learning services. We cannot assure you that we or the affiliated entities will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the affiliated entities may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the affiliated entities may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for our business. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations and financial condition.”

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

Cash and Asset Flows through Our Organization

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur may highly depend upon dividends paid by our subsidiaries (including our WFOEs) to us and service fees paid by the affiliated entities to our WFOEs, despite that we may obtain financing at the holding company level through other methods. For instance, if any of our WFOEs or the VIEs incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and the investors in the ADS as well as the ability to settle amounts owed under the contractual arrangements. In June 2024, Beijing Liangzizhige made a cash distribution of US$5.3 million to Witty Digital Technology Limited (“Witty Digital”), its holding company in Hong Kong. As of the date of this annual report, save as disclosed above, none of QuantaSing Group Limited, our WFOEs and the VIEs have paid any dividends or made any distributions to their respective shareholder(s), including any U.S. investors. In the fiscal years ended June 30, 2022, 2023 and 2024, the total amount of the service fees that the VIEs paid to our WFOEs under the contractual arrangements wasRMB239.6 million, RMB415.7 million and RMB713.7 million, respectively. Other than such payments, there were no service fee payments under the contractual arrangements within our Group. For details, see “—Financial Information Relating to the Affiliated Entities.” We expect to continue to distribute earnings and settle the service fees owed under the VIE agreements at the request of our WFOEs and based on our business needs. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among QuantaSing Group Limited, the subsidiaries of QuantaSing Group Limited (including our WFOEs), the affiliated entities and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under PRC laws and regulations, our WFOEs are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our WFOEs and the affiliated entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Remittance of dividends by our WFOEs out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our WFOEs and the net assets of the VIEs in which we have no legal ownership. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between QuantaSing Group Limited and our Hong Kong subsidiaries, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on QuantaSing Group Limited, its subsidiaries and the affiliated entities to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund our WFOEs only through capital contributions or loans, and fund the affiliated entities only through loans, subject to satisfaction of applicable government registration and approval requirements. For the fiscal years ended June 30, 2022, 2023 and 2024, (1) the aggregate amount of capital contribution by EW Technology Limited (“EW Technology”) to our subsidiaries in the BVI and Hong Kong was RMB51.7 million, nil and nil, respectively, which was presented in “net cash provided by transactions with related parties” of the “cash flows from financing activities” under the “Other subsidiaries” column in the condensed consolidating cash flows information; (2) the aggregate amount of loans and capital contribution by QuantaSing Group Limited to our subsidiaries in the BVI and Hong Kong was RMB47.1 million, RMB114.3 million and nil, respectively. For the fiscal year ended June 30, 2024, the net amount of loans repaid by our subsidiaries in the Cayman Islands, the BVI and Hong Kong to QuantaSing Group Limited was RMB118.2 million. All the above mentioned transactions were presented in “net cash used in transactions with intra-group companies” of the “cash flows from investing activities” under the “QuantaSing Group Limited” column, and in “net cash provided by transactions with intragroup companies” of the “cash flows from financing activities” under the “Other subsidiaries” column in the condensed consolidating cash flows information; (3) the aggregate amount of capital contribution by QuantaSing Group Limited to our WFOEs through our subsidiaries in the BVI and Hong Kong was RMB64.2 million, nil and nil, respectively, all of which was presented in “net cash used in transactions with intra-group companies” of the “cash flows from investing activities” under the “Other subsidiaries” column, and was also included as a part of “net cash provided by transactions with intra-group companies” of the “cash flows from financing activities” under the “Primary beneficiaries of the VIEs” column in the condensed consolidating cash flows information; (4) the aggregate amount of dividend by our WFOEs to our subsidiary in Hong Kong was RMB35.5 million for the fiscal year ended June 30, 2024, which was presented in “net cash provided by transactions with intra-group companies” of the “cash flows from investing activities” under the “Other subsidiaries” column, and was also presented in “net cash used in transactions with intra-group companies” of the “cash flows from financing activities” under the “Primary beneficiaries of the VIEs” column in the condensed consolidating cash flows information; (5) the aggregate of loans by our WFOEs to the VIEs and their subsidiaries was nil, RMB17.0 million and RMB45.7 million, respectively, which was presented in “net cash used in transactions with intra-group companies” of the “cash flows from investing activities” under the “Primary beneficiaries of the VIEs” column, and in “net cash provided by transactions with intragroup companies” of the “cash flows from financing activities” under the “The VIEs and their subsidiaries” column in the condensed consolidating cash flows information; (6) the net cash transferred by the VIEs and their subsidiaries to our WFOEs was RMB156.0 million, nil and nil, respectively, in addition to the service fees paid under the contractual arrangements. For the fiscal year ended June 30, 2023, the net cash repaid by our WFOEs to the VIEs was RMB156.0 million, in addition to the net cash of RMB17.0 million transferred by our WFOEs to the VIEs; and (7) the net cash transferred by the VIEs and their subsidiaries to other subsidiaries was RMB142.0 million for the fiscal year ended June 30, 2024, which was presented in “net cash provided by transactions with intra-group companies” of the “cash flows from investing activities” under the “The VIEs and their subsidiaries” column, and was also included as a part of “net cash used in transactions with intra-group companies” of the “cash flows from financing activities” under the “Other subsidiaries” column in the condensed consolidating cash flows information. As of June 30, 2023 and 2024, (1) the outstanding balance of the principal amount of loans by our WFOEs to the VIEs and their subsidiaries was RMB17.0 million and RMB32.7 million, respectively, which was included as a part of “amounts due from intra-group companies” under “Primary beneficiaries of the VIEs” column, and was presented in “amounts due to intra-group companies” under the “The VIEs and their subsidiaries” column in the condensed consolidating balance sheet information; (2) the outstanding balance of the principal amount of loans by our WFOEs to our subsidiaries was RMB30.0 million as of June 30, 2024, which was presented in “amounts due from intra-group companies” under “Primary beneficiaries of the VIEs” column, and was also included as a part of “amounts due to intra-group companies” under the “other subsidiaries” column in the condensed consolidating balance sheet information; (3) the outstanding balance of the principal amount of loans by QuantaSing Group limited to our subsidiaries was RMB121.7 million and RMB62.2 million, respectively, which was presented in “amounts due from intra-group companies” under “QuantaSing Group Limited” column, and was also included as a part of “amounts due to intra-group companies” under the “other subsidiaries” column in the condensed consolidating balance sheet information; (4) the outstanding balance of principal amount of loan by the VIEs and their subsidiaries to our subsidiaries was nil and RMB149.8 million, respectively, which was presented in “amounts due from intra-group companies” under “The VIEs and their subsidiaries” column, and also included as a part of “amounts due to intra-group companies” under “Other subsidiaries” column in the condensed consolidating balance sheet information; and (5) the outstanding balance of principal amount of loan by our subsidiaries to QuantaSing Group Limited was nil and RMB3.5 million, respectively, which was presented in “amounts due from intra-group companies” under “Other subsidiaries” column and “amounts due to intra-group companies” under “QuantaSing Group Limited” column in the condensed consolidating balance sheet information. In the fiscal years ended June 30, 2022, 2023 and 2024, no assets other than cash were transferred within our organization. For details, see “—Financial Information Relating to the Affiliated Entities.”

Under the Cayman Islands laws, QuantaSing Group Limited is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (1) we have taxable earnings in the VIEs and (2) we determine to pay a dividend in the future:

Tax calculation (1)
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

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our WFOEs under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our WFOEs (or if the current and contemplated fee structure between the inter-group entities is determined to be non-substantive and disallowed by PRC tax authorities), the VIEs could make a non-deductible transfer to our WFOEs for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for our WFOEs. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

In the fiscal year ended June 30, 2024, Beijing Liangzizhige distributed a portion of its retained earnings of approximate US$5.3 million to its holding company in Hong Kong, Witty Digital Technology Limited, and a withholding tax of approximately US$0.3 million was accrued and paid to the relevant tax bureau as of June 30, 2024. If Witty Digital is regarded as a PRC non-resident enterprise and subject to specific conditions, Beijing Liangzizhige may be allowed to pay a 5% withholding tax for any dividends to Witty Digital. In addition, an additional withholding tax expenses were also accrued associated with Beijing Liangzizhige’s remaining undistributed retained earnings, which amounted to RMB11.6 million (US$1.6 million) as of June 30, 2024.

Financial Information Relating to the Affiliated Entities

The following tables present the condensed consolidating schedules for QuantaSing Group Limited (including share-based compensation expenses pushed down by Witty network Limited (“Witty network”) and EW Technology, our WFOEs that are the primary beneficiaries of the VIEs under the U.S. GAAP (the “primary beneficiaries of the VIEs”), the VIEs and their subsidiaries, and our other subsidiaries that are not the primary beneficiaries of the VIEs (i.e., our subsidiaries in the BVI and Hong Kong) for the periods and as of the dates indicated.

Condensed consolidating statements of operations information

	For the fiscal year ended June 30, 2024
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
External revenues	—	8,328	433	3,786,570	—	3,795,331
Intra-group revenues(1)	—	—	673,373	—	(673,373)	—
Total revenues	—	8,328	673,806	3,786,570	(673,373)	3,795,331
External cost of revenues and operating expenses	(41,591)	(26,617)	(297,369)	(3,052,384)	—	(3,417,961)
Intra-group cost of revenues and operating expenses related to technical consulting and related service under VIE agreements	—	—	—	(673,373)	673,373	—
Total cost of revenues and operating expenses	(41,591)	(26,617)	(297,369)	(3,725,757)	673,373	(3,417,961)
Share of income/(loss) from subsidiaries	348,484	374,187	—	—	(722,671)	—
Income/(loss) of the VIEs(2)	69,773	69,773	69,773	—	(209,319)	—
Other income/(loss)	8,861	43,400	10,220	14,367	(37,363)	39,485
(Loss)/income before income tax	385,527	469,071	456,430	75,180	(969,353)	416,855
Income tax expenses	—	(13,451)	(12,470)	(5,407)	—	(31,328)
Net income/(loss)	385,527	455,620	443,960	69,773	(969,353)	385,527

	For the fiscal year ended June 30, 2023
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
External revenues	—	—	47	3,081,334	—	3,081,381
Intra-group revenues(1)	—	—	392,174	—	(392,174)	—
Total revenues	—	—	392,221	3,081,334	(392,174)	3,081,381
External cost of revenues and operating expenses	(199,879)	(353)	(293,470)	(2,701,287)	—	(3,194,989)
Intra-group cost of revenues and operating expenses related to technical consulting and related service under VIE agreements	—	—	—	(392,174)	392,174	—
Total cost of revenues and operating expenses	(199,879)	(353)	(293,470)	(3,093,461)	392,174	(3,194,989)
Share of income/(loss) from subsidiaries	105,565	102,322	—	—	(207,887)	—
Income/(loss) of the VIEs(2)	(14,977)	(14,977)	(14,977)	—	44,931	—
Other income/(loss)	754	3,596	3,571	18,720	—	26,641
(Loss)/income before income tax	(108,537)	90,588	87,345	6,593	(162,956)	(86,967)
Income tax expenses	—	—	—	(21,685)	—	(21,685)
Net (loss)/income	(108,537)	90,588	87,345	(15,092)	(162,956)	(108,652)
Net loss attributable to non-controlling interests	—	—	—	115	—	115
Net loss attributable to QuantaSing Group Limited	(108,537)	90,588	87,345	(14,977)	(162,956)	(108,537)

	For the fiscal year ended June 30, 2022
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
External revenues	—	—	756	2,867,218	—	2,867,974
Intra-group revenues(1)	—	—	230,281	—	(230,281)	—
Total revenues	—	—	231,037	2,867,218	(230,281)	2,867,974
External cost of revenues and operating expenses	(292,110)	(4)	(235,092)	(2,576,144)	—	(3,103,350)
Intra-group cost of revenues and operating expenses related to technical consulting and related service under VIE agreements(1)	—	—	—	(230,281)	230,281	—
Total cost of revenues and operating expenses	(292,110)	(4)	(235,092)	(2,806,425)	230,281	(3,103,350)
Share of (loss)/income from subsidiaries	(4,028)	(4,101)	—	—	8,129	—
Income/(loss) of the VIEs(2)	62,712	62,712	62,712	—	(188,136)	—
Other income/(loss)	—	77	(46)	20,269	—	20,300
(Loss)/income before income tax	(233,426)	58,684	58,611	81,062	(180,007)	(215,076)
Income tax expense	—	—	—	(18,350)	—	(18,350)
Net (loss)/income	(233,426)	58,684	58,611	62,712	(180,007)	(233,426)

Condensed consolidating balance sheets information

	As of June 30, 2024
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	64,689	198,748	205,423	311,071	—	779,931
Restricted cash	—	—	160	—	—	160
Short-term investments	—	14,261	231,934	—	—	246,195
Accounts receivable, net	—	106	487	16,083	—	16,676
Amounts due from related parties	—	—	—	4,488	—	4,488
Amounts due from intra-group companies(3)	62,153	3,478	62,715	149,820	(278,166)	—
Prepayments and other current assets	75,760	13,638	5,333	180,818	—	275,549
Inventory, net	—	6,304	35	6	—	6,345
Operating lease right-of-use assets	—	6,261	25,780	26,848	—	58,889
Property and equipment, net	—	2,444	2,795	1,330	—	6,569
Long-term investments	—	6,008	3,002	—	—	9,010
Deferred tax assets	—	—	—	847	—	847
Other non-current assets	—	1,180	9,235	10,945	—	21,360
Investment in subsidiaries	453,384	472,413	—	—	(925,797)	—
Total assets	655,986	724,841	546,899	702,256	(1,203,963)	1,426,019
Accounts payables	—	178	—	61,888	—	62,066
Accrued expenses and other current liabilities	300	3,898	34,392	151,918	—	190,508
Amounts due to intra-group companies(3)	3,478	241,974	—	32,714	(278,166)	—
Income tax payable	—	7	10,750	9,642	—	20,399
Contract liabilities	—	4,679	—	391,913	—	396,592
Advance from customers	—	2,451	—	159,806	—	162,257
Operating lease liabilities	—	6,645	29,344	30,099	—	66,088
Deferred tax liabilities	—	11,625	—	—	—	11,625
Net liabilities of the VIEs(2)	135,724	135,724	135,724	—	(407,172)	—
Total liabilities	139,502	407,181	210,210	837,980	(685,338)	909,535
Total shareholders’ equity/(deficit)	516,484	317,660	336,689	(135,724)	(518,625)	516,484

	As of June 30, 2023
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	23,469	165,320	153,416	422,076	—	764,281
Short-term investments	116,090	—	—	50,213	—	166,303
Accounts receivable, net	—	—	48	12,203	—	12,251
Amounts due from related parties	—	—	—	29,116	—	29,116
Amounts due from intra-group companies(3)	121,685	—	17,000	—	(138,685)	—
Prepayments and other current assets	4,798	3,098	5,051	123,734	—	136,681
Operating lease right-of-use assets	—	—	42,355	41,654	—	84,009
Property and equipment, net	—	—	4,763	2,646	—	7,409
Deferred tax assets	—	—	—	2,084	—	2,084
Other non-current assets	—	—	8,949	12,347	—	21,296
Investment in subsidiaries	183,216	136,483	—	—	(319,699)	—
Total assets	449,258	304,901	231,582	696,073	(458,384)	1,223,430
Accounts payables	—	—	—	62,094	—	62,094
Accrued expenses and other current liabilities	250	—	46,378	124,532	—	171,160
Amounts due to intra-group companies(3)	—	121,685	—	17,000	(138,685)	—
Income tax payable	—	—	—	8,794	—	8,794
Contract liabilities	—	—	—	517,220	—	517,220
Advance from customers	—	—	—	144,397	—	144,397
Operating lease liabilities	—	—	48,721	45,211	—	93,932
Net liabilities of the VIEs(2)	225,310	225,310	225,310	—	(675,930)	—
Total liabilities	225,560	346,995	320,409	919,248	(814,615)	997,597
Total QuantaSing Group Limited shareholders’ equity/(deficit)	223,698	(42,094)	(88,827)	(225,310)	356,231	223,698
Non-controlling interests	—	—	—	2,135	—	2,135
Total shareholders’ equity/(deficit)	223,698	(42,094)	(88,827)	(223,175)	356,231	225,833

Condensed consolidating cash flows information

	For the fiscal year ended June 30, 2024
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with external parties	(8,427)	(5,810)	(348,027)	644,984	—	282,720
Net cash provided by/(used in) transactions with intra-group companies related to technical consulting and related service under VIE agreements(1)	—	—	713,732	(713,732)	—	—
Net cash (used in)/provided by operating activities	(8,427)	(5,810)	365,705	(68,748)	—	282,720
Cash flows from investing activities:
Net cash provided by/(used in) transactions with intra-group companies(4)	118,207	35,537	(45,672)	(141,984)	33,912	—
Net cash provided by/(used in) transactions with third parties	59,520	(16,280)	(232,329)	56,305	—	(132,784)
Net cash provided by/(used in) investing activities	177,727	19,257	(278,001)	(85,679)	33,912	(132,784)
Cash flows from financing activities:
Net cash (used in)/provided by transactions with intra-group companies(4)	—	23,777	(35,537)	45,672	(33,912)	—
Net cash used in transactions with third parties	(127,942)	—	—	(2,250)	—	(130,192)
Net cash (used in)/provided by financing activities	(127,942)	23,777	(35,537)	43,422	(33,912)	(130,192)
Effect of exchange rate changes	(138)	(3,796)	—	—	—	(3,934)
Net increase/(decrease) in cash and cash equivalents	41,220	33,428	52,167	(111,005)	—	15,810
Cash and cash equivalents at the beginning of the year	23,469	165,320	153,416	422,076	—	764,281
Cash and cash equivalents and restricted cash at the end of the year	64,689	198,748	205,583	311,071	—	780,091

	For the fiscal year ended June 30, 2023
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with external parties	(13,082)	24	(300,049)	548,728	—	235,621
Net cash provided by/(used in) transactions with intra-group companies related to technical consulting and related service under VIE agreements(1)	—	—	415,703	(415,703)	—	—
Net cash (used in)/provided by operating activities	(13,082)	24	115,654	133,025	—	235,621
Cash flows from investing activities:
Net cash (used in)/provided by transactions with intra-group companies(4)	(114,340)	—	(17,000)	155,960	(24,620)	—
Net cash (used in)/provided by transactions with third parties	(109,352)	—	75,381	9,786	—	(24,185)
Net cash (used in)/provided by transactions with related parties	—	—	—	24,386	—	24,386
Net cash (used in)/provided by investing activities	(223,692)	—	58,381	190,132	(24,620)	201
Cash flows from financing activities:
Net cash provided by/(used in) transactions with intra-group companies(4)	—	114,340	(155,960)	17,000	24,620	—
Net cash (used in)/provided by transactions with third parties	256,764	—	(7,538)	(1,530)	—	247,696
Net cash provided by/(used in) financing activities	256,764	114,340	(163,498)	15,470	24,620	247,696
Effect of exchange rate changes	3,461	10,677	198	—	—	14,336
Net increase in cash and cash equivalents	23,451	125,041	10,735	338,627	—	497,854
Cash and cash equivalents at the beginning of the year	18	40,279	142,681	83,449	—	266,427
Cash and cash equivalents and restricted cash at the end of the year	23,469	165,320	153,416	422,076	—	764,281

	For the fiscal year ended June 30, 2022
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with external parties	(49)	85	(223,119)	495,719	—	272,636
Net cash provided by/(used in) transactions with intra-group companies related to technical consulting and related service under VIE agreements(1)	—	—	239,597	(239,597)	—	—
Net cash (used in)/provided by operating activities	(49)	85	16,478	256,122	—	272,636
Cash flows from investing activities:
Net cash (used in)/provided by transactions with intra-group companies(4)	(47,116)	(64,236)	—	(155,960)	267,312	—
Net cash (used in)/provided by transactions with third parties	—	—	(70,833)	(31,836)	—	(102,669)
Net cash (used in)/provided by transactions with related parties	—	—	—	(5,912)	—	(5,912)
Net cash (used in)/provided by investing activities	(47,116)	(64,236)	(70,833)	(193,708)	267,312	(108,581)
Cash flows from financing activities:
Net cash provided by/(used in) transactions with intra-group companies(4)	—	47,116	220,196	—	(267,312)	—
Net cash provided by/(used in) transactions with related parties	47,183	51,686	(23,549)	(3,691)	—	71,629
Net cash provided by/(used in) financing activities	47,183	98,802	196,647	(3,691)	(267,312)	71,629
Effect of exchange rate changes	—	5,628	14	—	—	5,642
Net increase in cash and cash equivalents	18	40,279	142,306	58,723	—	241,326
Cash and cash equivalents at the beginning of the year	—	—	375	24,726	—	25,101
Cash and cash equivalents and restricted cash at the end of the year	18	40,279	142,681	83,449	—	266,427

Notes to the condensed consolidating financial information:

(1)	Represents the elimination of the intercompany technical consulting and related service charges under the contractual arrangements at the consolidation level. In the fiscal years ended June 30, 2022,2023 and 2024, the total amount of the service fees that charged to the VIEs and their subsidiaries by our WFOEs under the relevant agreements was RMB230.3 million, RMB392.2 million and RMB673.4 million, respectively. In the fiscal years ended June 30, 2022, 2023 and 2024, the total amount of the service fees that the VIEs and their subsidiaries paid to our WFOEs under the relevant agreements was RMB239.6 million, RMB415.7 million and RMB713.7 million, respectively.

(2)	Represents the elimination of the net consolidated balances among QuantaSing Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.

(3)	Represents the elimination of intercompany balances of interest-free loans within QuantaSing Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.

(4)	Represents the elimination of intra-group investments and loans related to cash activities among QuantaSing Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries. During the fiscal year ended June 30, 2022, (i) QuantaSing Group Limited provided an aggregate of capital contribution of RMB47.1 million to other subsidiaries; (ii) other subsidiaries made a capital injection of RMB64.2 million to the primary beneficiaries of the VIEs; and (iii) and the VIEs also provided an intercompany loan of RMB156.0 million to the primary beneficiaries of the VIEs for cash management purpose. During the fiscal year ended June 30, 2023, (i) QuantaSing Group Limited provided an intercompany loan of RMB114.3 million to other subsidiaries; (ii) the primary beneficiaries of the VIEs provided an intercompany loan of RMB17.0 million to the VIEs; and (iii) the primary beneficiaries of the VIEs repaid the intercompany loan of RMB156.0 million to the VIEs. During the fiscal year ended June 30, 2024, (i) other subsidiaries repaid the intercompany loan of RMB118.2 million to QuantaSing Group Limited; (ii) the primary beneficiaries of the VIEs provided an intercompany loan of RMB45.7 million to the VIEs and their subsidiaries; and (iii) the VIEs and their subsidiaries provided an intercompany loan of RMB142.0 million to other subsidiaries. These transactions were eliminated at the consolidation level.

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

D. Risk Factors

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

●	our limited history under the current business model and the risk that our historical performance and growth rate may not be indicative of our future performance;

●	our ability to continue to attract users or increase their spending;

●	our ability to adapt and expand our course offerings to effectively and timely address the change of market demands;

●	the complexity, uncertainties and changes in PRC regulations applicable to our businesses, including the licensing requirements for our business, data privacy and personal information protection;

●	our ability to maintain and enhance our brand recognition;

●	the intense competition in the industries that we operate in;

●	our ability to improve or maintain our user acquisition efficiency;

●	our ability to timely develop attractive course materials or maintain high-quality teaching staff;

●	our ability to price our courses and other services effectively; and

●	the impact of the COVID-19 pandemic.

Risks related to doing business in China

●	Chinese government’s significant authority to intervene or influence our operations at any time and to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers;

●	the ADSs being delisted and prohibited from being traded on a national securities exchange or in the over-the-counter trading market under the HFCAA if the PCAOB is unable to inspect auditors who are located in China;

●	impact from PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations;

●	uncertainties with respect to the PRC legal system, including such relating to the enforcement of rules and regulations in China and the risk that rules and regulations can change quickly with little advance notice; and

●	reliance on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and limitation on the ability of our WFOEs to make payments to us.

Risks related to our corporate structure

●	the agreements that establish the structure of our operations in China to be found not compliant with PRC regulations relating to the relevant industries;

●	the contractual arrangements with the VIEs and their shareholder being less effective than direct ownership in providing operational control;

●	uncertainty with respect to the enforceability of the contractual arrangements with the VIEs and their shareholder;

●	shareholders of the VIEs having conflicts of interest with us;

●	the risk that the contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities;

●	uncertainties with respect to the interpretation and implementation, and any changes thereto, of the PRC Foreign Investment Law, and other PRC regulatory restrictions on foreign investment in the relevant industries; and

●	the risk of losing the ability to use and enjoy assets held by the affiliated entities that are important to our business.

Risks related to our corporate governance

●	our status as an exempted company incorporated in the Cayman Islands;

●	our status as a foreign private issuer; and

●	our dual-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to the ADSs

●	volatility of the trading price of the ADSs;

●	the sale or availability for sale of substantial amounts of the ADSs; and

●	the voting rights of holders of ADSs being limited by the terms of the deposit agreement.

Risks Related to Our Business and Industry

We have a limited history under our current business model and have grown rapidly since our inception. Our historical operating and financial performance as well as growth rate, however, may not be indicative of our future performance. If we fail to manage our growth or implement our future business strategies effectively, the success of our business may be compromised.

We began to offer our financial literacy learning services in July 2019, which accounted for 80.2%, 60.8% and 34.4% of our total revenues in the fiscal years ended June 30, 2022, 2023 and 2024, respectively. We are continuously initiating new course offerings to further diversify and expand our business in online adult learning market for personal interest courses, and we also selectively explore new business initiatives that synergize with our existing businesses. For instance, starting from August 2021, we began to launch additional courses for other personal interests in skills upgrading and recreation and leisure, which in the aggregate accounted for 6.8%, 27.9% and 54.2% of our total revenues in the fiscal years ended June 30, 2022, 2023 and 2024, respectively. In addition, starting from early 2023, we began to engage in consumer business through e-commerce. For the fiscal year ended June 30, 2023 and 2024, revenue from consumer business accounted for 0.4% and 4.6% of our total revenue, respectively. As such, our limited history under the current business model may not serve as an adequate basis for evaluating our prospect and future operating and financial results, including, among others, our overall revenue growth and revenue contribution from different business lines, operating cash flows, operating margins, conversion and repeat purchase rate. In particular, we have experienced, and may continue to experience, fluctuations in our revenues from various subjects of courses we offer, in part, due to the changes in allocation of our marketing and corporate resources among such courses in an effort to diversify our business. As we continually diversify our course offerings and allocate our marketing and corporate resources among various subjects of courses, especially in skills upgrading and recreation and leisure, the dollar amount and/or proportion of such resources devoted to financial literacy courses have declined, which negatively affected the revenues generated from our financial literacy courses and its growth rate, and such trend may continue as we further allocate relevant resources to other areas in the future. Furthermore, we have recorded, and may continue to record, disparate repeat purchase rates for different subjects of courses, depending on their developmental stages, the degree of market acceptance and the efficiency level of our targeted sales and marketing activities. In addition, while we have experienced significant overall growth in terms of the number of registered users and paying learners for our individual online learning services business since our inception, the future development of our online learning services may be subject to uncertainties, such as the attractiveness of the courses, methods to project relevant market demand, measurable industry standards, and monetization opportunities. As a result, the historical revenue and growth of our individual online learning services may not be indicative of our future performance. If any increase in revenues from the other course offerings or business line cannot compensate any such negative impact on our financial literacy courses, our total revenue and growth prospects may also be adversely affected.

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

If we are unable to continue to attract and retain learners, particularly paying learners, or increase their spending on our platforms, our business, results of operations, financial condition and growth prospects will be materially and adversely affected.

We currently generate revenue primarily from the course fees paid by learners for individual online learning services. The success of our business depends heavily on the number of paying learners and the amount of fees that our learners are willing to pay, and the effectiveness of converting introductory course learners to paying learners over time. Our ability to continue to attract learners to attend and pay for our paid online courses and other offerings as well as to increase their spending on our platforms is critical to the continued success and growth of our business. If our learners do not purchase our premium courses or other paid services or products we may offer, our business, results of operations and financial condition may be materially and adversely affected.

Our ability to attract and retain learners in turn will depend on several factors particular to our learner engagement and retention capabilities, including, but not limited to, our ability to market our business and acquire new users and learners, the effectiveness of our progressive course made, the conversion of learners from introducing courses into paying learners, our ability to maintain the quality of the learning experience, the level of engagement of our live lectures, and the performance and rigor of our instructors and tutors. It also depends on our ability to develop and enhance the quality of our course offerings and other paid offerings to meet the changes in the online adult learning market and the evolving learner demands. However, we may not always be able to meet our learners’ expectations in terms of the quality and benefits of our offerings due to a variety of reasons, many of which are beyond our control. We may face learner dissatisfaction due to our learners’ perceptions of our failure to help them enhance their knowledge, achieve their learning goals, and their overall dissatisfaction over our offerings, instructors and tutors. We may also face learners’ reduced interest in financial literacy, skills upgrading and recreation and leisure courses or other fields that our courses are designed for. In addition, we may also face other challenges such as (1) our ability to effectively market our offerings, enhance our brand awareness, and compete with comparable offerings; (2) negative publicity or perceptions regarding us or online learning services in general; (3) the emergence of alternative course modes; (4) increasing market competition, including price reductions by competitors that we are unable or unwilling to match; and (5) adverse changes in government policies or general economic conditions.

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

Our current course offerings primarily focus on courses relating to financial literacy, skills upgrading, and recreation and leisure. Many of our learners attend and purchase our courses for personal interest and development needs such as personal wealth management, personal well-being and creative pursuits. Such needs may change from time to time due to various reasons, including, but not limited to, the shift of interests and trending topics. To attract new learners and increase revenue from existing learners, we need to continuously expand and adjust our course offerings to meet their evolving interests and needs. As such, our future growth and profitability depend in part on our ability to develop courses in response to our learners’ interests and demands in new course subjects. However, we may not have adequate financial or technological resources to respond to such changes and develop content efficiently to satisfy the demands for these new course subjects. Our lack of familiarity with new course subjects may make it more difficult for us to keep pace with the evolving customer demands and preferences. If the learners are no longer interested in the topics covered by our current courses, or if we are unable to develop content that addresses learners’ evolving needs or to enhance and improve our platforms in a timely manner, we may not be able to maintain or increase market acceptance of our platforms. In addition, there may be existing market leaders in the new course subjects that we intend to expand our courses into. These companies may compete more effectively than us by leveraging their deeper industry experience, stronger brand recognition, and greater funding on content development. If we fail to maintain adequate resources or compete effectively with our competitors, our business could be harmed. Furthermore, if we fail to comply with laws and regulations applicable to these new course offerings, our reputation, business, results of operations and financial condition may be adversely affected.

We have limited experience with our new business initiatives, such as our consumer business. We cannot assure you that such new business initiatives and monetization strategies will be successfully implemented and achieve desired benefits to us.

We continue to expand our services and products to grow our business. In February 2020, we launched our marketing services to enterprise customers. In early 2023, we also began to engage in consumer business through e-commerce leveraging our existing market position and user base. We have also continually enriched and diversified our individual online learning services beyond financial literacy, including upgrading our courses relating to other personal interests in skills upgrading and recreation and leisure. We have a limited track record or experience in generating revenue from such new initiatives, which may adversely affect our prospects and ability to compete with the existing market players in the relevant fields. The endeavors to offer new services, contents and products, which are usually costly and time-consuming, could disrupt our ongoing business, divert our management resources, and require us to make significant investments in establishing and maintaining cooperative relations, pursuing R&D projects, and furthering sales and marketing efforts, all of which may not be successful. We may also have to optimize our employee structure to adapt to the evolving market and business conditions, which may adversely affect our business, results of operations, financial condition and reputation. We cannot assure you that any of such new business initiatives will achieve market acceptance or generate sufficient revenues in a timely manner, or at all, to offset the costs and expenses incurred prior to their launch, which may have a negative impact on our profitability and return on relevant investments. We also cannot assure you that any such initiatives will attain the growth rate as we anticipate, which could affect our growth prospects. For instance, while we launched enterprise talent management services in June 2022, we have not recognized significant revenues from such services. Moreover, certain of these new businesses, such as the consumer business, may differ significantly from our existing businesses and fail to generate any synergistic effect or let us achieve any operating leverage. Our new business initiatives, whether successful or not, may also incur negative publicity, cause a negative impact to our user and learner base and reputation, and subject us to relevant legal and regulatory risks. If we are unsuccessful in the exploration of new businesses due to financial constraints, failure to attract qualified personnel, lack of relevant experience or other reasons, we may not be able to maintain or increase our revenue or recover any associated costs, expenses and expenditures, and we may have to adjust our operations and strategies accordingly, which could adversely affect our business, results of operations and financial condition.

To seize the rising demands in oversea markets for online learning services, we are also exploring opportunities to expand our service offering into overseas markets. For instance, in September 2023, we acquired KELLY’S EDUCATION LIMITED (“Kelly’s Education”), a personalized online language education service provider in Hong Kong, which marks our entry into the global online education market and the language learning sector. The investment and additional resources required to establish operations and manage growth in other regions and countries may not produce desired levels of revenue or profitability, or at all. In addition, we may in the future introduce new services and products to further diversify our revenue streams, including services with which we have little or no prior operating experience. These activities may also require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on such resources. We cannot assure you that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. If we do not effectively manage the growth of our new business and strategies, our business, results of operations and financial condition could be adversely affected.

We may face risks and uncertainties with respect to the licensing requirement for our business. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations and financial condition.

We are subject to government regulations for our operations in China. In particular, the online learning and live streaming business in China are highly regulated by the PRC government. As of June 30, 2024, as advised by our PRC counsel, CM Law Firm, our WFOEs and the affiliated entities had obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, the Value-added Telecommunications Business Operating License for internet information service (the “ICP License”), the Permit for Production and Operation of Radio and Television Programs, and the Publication Operation License, except for the License for Online Transmission of Audio-Visual Program (the “Audio-Visual License”) for offering certain courses in live streaming or audio-visual contents.

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

We may be adversely affected by negative publicity concerning us or our business, brands, services and products, shareholders, affiliates, directors, officers, instructors, tutors and other employees, the industries in which we operate regardless of its accuracy.

Negative publicity about us and our business, brands (including the legacy brands), services and products, shareholders, affiliates, directors, officers, instructors, tutors and other employees, the industries in which we operate can harm our brand recognition and reputation. For instance, we have, from time to time, been subject to online complaints from alleged users or third parties claiming that our paid courses were overpriced and not useful, or claiming that the content on our platforms and the description about our services are invalid and misleading, or against our current or legacy brands. We have also been subject to claims of fraudulent activities for the provision of our online learning services, which could harm consumer interests. Such negative publicity concerning the foregoing could be related to a wide variety of matters, including but not limited to:

●	alleged misconduct or other improper activities committed by our instructors, tutors and other staff, including misrepresentations made by our employees to learners during sales and marketing activities to inflate or distort our offerings;

●	false or malicious allegations or rumors about us or our instructors, tutors, directors, shareholders, affiliates, officers, and other staff;

●	complaints about our sales and marketing activities;

●	refund disputes over course fees between us and our learners or administrative penalties;

●	controversies over the benefits, quality and pricing of the products we sell;

●	breaches of confidentiality, in particular that of sensitive personal information;

●	employment-related claims; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

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

We face intensive industry competition. If we fail to compete effectively, it could divert learners and users to our competitors, lead to pricing pressure and loss of market shares, which could materially and adversely affect our business, results of operations and financial condition.

The online adult learning market in China is competitive, and we expect competition in this sector to persist and intensify. Some of our current or future competitors may have longer operating history, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with these industry participants across a range of dimensions, including, among others, high-quality instructors, technology infrastructure, data analytics capability, quality of services and learning experience, brand recognition, and scope of course offerings. Our competitors may adopt similar curriculums and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their services. They may also respond more quickly than we can to the changes in learners’ preferences, market needs or new technologies. Therefore, we may have to reduce course fees or increase spending in response to such competition, which may impair our business, results of operations and financial condition. If we are unable to successfully compete for learners and users, maintain or increase the level of course fees, attract and retain competent instructors or other key personnel, or maintain the quality of our online learning services in a cost-effective manner, we may lose market shares to our competitors and our profitability and growth prospects may also be materially and adversely affected. Furthermore, as we have embarked on new business initiatives such as consumer business, we are faced with competition in such sectors that we may have more limited experience and resources and we cannot assure you that we can acquire or maintain competitive advantages, if at all. We may also fail to leverage our competitive advantages in existing businesses to effectively compete against our new competitors for the new business initiatives.

If we are not able to improve or maintain the efficiency of our customer acquisition efforts, our business, results of operations and financial condition may be materially and adversely affected.

Our business success and expansion depend significantly on our ability to continue to grow our learner and user base. Customer acquisition in the online adult learning market is a sophisticated process that requires substantial resources and careful planning. We acquire new learners primarily through certain limited marketing channels, including popular live streaming mobile apps and/or social media such as Douyin, Weixin and Kuaishou. The outcome of our customer acquisition efforts depends on a number of factors, such as the efficacy of our sales and marketing activities, the cost incurred in customer acquisition, the competitiveness of our course offerings, and external market forces, some of which may be beyond our control. We have incurred significant sales and marketing expenses historically and we expect such trend will continue. For the fiscal years ended June 30, 2022, 2023 and 2024, we incurred sales and marketing expenses of RMB2,254.5 million, RMB2,408.5 million and RMB2,587.0 million (US$356.0 million), representing 78.6%, 78.2% and 68.2% of our total revenues during the same periods, respectively. Our sales and marketing expenses primarily comprise marketing and advertising fees paid to third-party online social media to attract new users and promote our brands, and we expect such expenditures to continue to account for a significant portion of the operating expenses in the future. Beginning in the fiscal year ended June 30, 2023, we have allocated an increasing portion of marketing and corporate resources to the promotion of other personal interest courses in skills upgrading and recreation and leisure, in an effort to diversify our business, and as a result, we have experienced, and may continue to experience, an increase in revenue from such courses, vis-à-vis the decrease in revenue from financial literacy courses, both in absolute amount as a percentage of our total revenue. As such, the cost-effectiveness of our sales and marketing depends heavily on our ability to enhance returns from such marketing channels, especially for different subjects of courses. However, as we continue to diversify our business, we have experienced, and may continue to experience, lower returns from our sales and marketing activities targeted at various subjects of courses at the introductory stage, as compared to our flagship financial literacy courses, which are well-established, and as a result, we cannot assure that such expenditures will bring the desired benefits to our business as a whole and generate sufficient revenues to offset the costs and expenses incurred in a timely manner or at all. In addition, we cannot assure you that our sales and marketing activities, including those through our marketing channels, will be effective to grow our user or learner base as we anticipate, which will materially and adversely affect our results of operations and growth prospects. To the extent that we fail to leverage such channels, or if there is any change, disruption or discontinuity in our marketing channels, our business, results of operations and financial condition may be materially and adversely affected.

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

We believe that market awareness of our brand has contributed, in part, to the success of our business. We currently operate our individual online learning services under multiple brands, and we have established new brands for our consumer business. Maintaining and enhancing our brand is critical to our efforts to increase the market awareness of our services and attract users and learners, which are in turn critical to our business growth. Our ability to maintain and enhance brand recognition and reputation depends primarily on the continued marketing activities and the increasing recognition of our course offerings by the public. Negative publicity about us and our business, brands (including the legacy brands), shareholders, affiliates, directors, officers, instructors, tutors and other employees, and the industries in which we operate can harm our brand recognition and reputation. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity, regardless of its veracity, we may not be able to expand our services or attract new learners successfully or efficiently, and our business, results of operations and financial condition may be materially and adversely affected.

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

Our instructors and content development staff are critical to the attractiveness of our course offerings, the learning experience, our reputation and market recognition, and our ability to convert more registered users to paying learners. In addition, the caliber and performance of our instructors, whether actual or perceived, are crucial to the quality of our offerings and the learning experience. The number of qualified personnel in the online adult learning market is limited, and we must provide competitive compensation and attractive career development opportunities to attract and retain them. Furthermore, as we continue to develop new learning contents, including the launch of new courses for skills upgrading and recreation and leisure, we need to identify and engage additional instructors and/or content development staff with skillsets compatible with such offerings. We must also provide training and other support to our instructors and/or content development staff to ensure that they precisely capture the demand of learners and deliver course offerings effectively with consistent high quality.

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

Changes in our offering mix may affect our results of operations.

Our results of operations have been, and are expected to continue to be, affected by changes in offering mix. For our individual online learning services, our course fees vary among different subjects, and between introductory courses and premium courses. For our online courses, we typically collect our course fees in full upon course enrollment which are recognized over the longer of the corresponding contractual service period of the course and an estimated average learning period (“Average Learning Period”) of the learners, which varies between financial literacy, skills upgrading and recreation and leisure. The revenue contribution of skills upgrading and recreation and leisure courses to our total revenues is increasing, which affected, and may continue to affect, our overall profit margin and results of operations. In addition, along the diversification of our offerings, including our new business initiatives such as our consumer business, the different nature and monetization models of the business lines, as well as the corresponding revenue recognition and accounting treatment policies, may affect our results of operations, including our overall profit margin and cost structure. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Factors Affecting Results of Operations—Key Factors Affecting Results of Operations—Specific factors affecting results of operations—Change in offering mix.” As a result, any future change in our offering mix could subject our results of operations and financial condition to substantial uncertainties.

We may not be able to price our courses and other services effectively.

Our results of operations are affected by the pricing of our courses and other services, especially our premium courses. We consider a number of factors in determining the prices of our courses, primarily including our course quality and service capabilities, as well as the macroeconomic environment. We believe our high-quality course offerings have allowed us to price our courses effectively. However, our ability to price our courses and other services effectively may be subject to a number of factors, such as the market demand of our existing and new offerings, the changes in macroeconomic factors, in particular the individual disposable income and consumer spending, and the pricing of our competitors, many of which could be beyond our control. In particular, as we endeavor to offer more courses in skills upgrading and recreation and leisure, for which we may have less past experience compared with that in financial literacy courses, we may need to consider different pricing factors for our courses, such as the nature of our target audience and our monetization model. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Factors Affecting Results of Operations—Specific factors affecting results of operations—Ability to effectively price our courses and other services.” Moreover, as we have entered into the consumer business, which has a different business model from that of our individual online learning services, we must implement effective pricing strategies for our consumer business to ensure that we can successfully monetize such initiatives. If we fail to price our courses and other services effectively, our business, results of operations and financial condition could be materially and adversely affected.

The success and future growth of our business will be affected by the acceptance and interests of our users and learners in our offerings and the market trends in the integration of technology and such services.

We currently primarily operate at the intersection of the online learning and technology industries, and our current business model primarily features the integration of technology and online learning services to provide an engaging and immersive online learning experience. However, adult personal interest learning is a relatively new concept in China, and there are limited proven methods to project learners’ demand or preference or available industry standards on which we can rely. The general public, many of whom are our potential learners, may not recognize and accept the concept of learning through digital platforms. They may also have concerns over the effectiveness of our platforms, considering our relatively new business model and the fragmented market landscape. Even with the proliferation of the internet and mobile devices in China, we believe that some of our target learners may still be inclined to choose traditional and face-to-face lessons and paper materials over pre-recorded videos, live streaming and online contents, as they could find the traditional method more reliable. As a result of the foregoing, the general public may not choose our platforms and may stay with traditional offline programs. If our offerings become less appealing to learners in the future, our business, results of operations and financial condition could be materially and adversely affected.

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

These laws and regulations are continually evolving and may change significantly. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in the rapidly evolving industries in which we operate. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. These laws and regulations may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our development of new services and products; result in negative publicity and increase our operating costs; require significant management time and attention; and subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for the current or historical operations in China, or demands or orders that we modify or cease existing business practices.

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

Maintaining data security and protecting personal information are critical to our business. We process a large amount of data and information in various aspects of our business, in particular certain personally identifiable information relating to our users. For instance, users generally provide their mobile phone number and/or social media account information used for user registration and mailing address for receipt of our delivery. Such information is potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. We face risks inherent in handling large volumes of data and in protecting the security and privacy of such data. In addition, we are also subject to a variety of laws and regulations regarding cybersecurity, data security and personal information protection, including restrictions on the collection, storage and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen or tampered with. To ensure the confidentiality and integrity of our data, we have implemented comprehensive and rigorous data security policies and measures to safeguard against unauthorized data access and disclosure to effectively address concerns related to privacy and data sharing. See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure—Data security and personal information protection.”

These policies and measures, however, may not be as effective as we anticipate. A party may nevertheless circumvent our security measures and disseminate or misappropriate proprietary and confidential information and jeopardize the confidential nature of such information. Any unauthorized or otherwise inappropriate disclosure or leakage of data, whether willful or accidental, may give rise to wrongful access, misuse or loss of our proprietary and confidential information or other records, which could disrupt our business and expose us to potential liabilities, costly litigations and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and business partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. Furthermore, we have expanded our services to the consumer business through e-commerce. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our clients to lose trust in us and could expose us to legal claims. A security breach that leads to leakage of data and information of our users and/or customers could subject us to legal liabilities, regulatory sanctions, reputational damage and loss of user confidence. In addition, data breaches or any misconduct during the process of collection, analysis, and storage of data, could result in a violation of applicable PRC data privacy and protection laws and regulations, and subject us to regulatory actions, investigations or litigations. For instance, we had received notification from certain local communications administration that the data collection and authorization requests of certain of our mobile applications were excessive. We had taken rectification measures for such application in light of such notification and have not received any penalties in this regard as of the date of this annual report. As of the date of this annual report, we have not incurred any material actions, investigations or litigations relating to cybersecurity and personal information protection. However, we cannot guarantee that we will not encounter such incidents in the future. If any of such events occurs, we could incur significant costs in investigating and defending against them, and could be subject to negative publicity about our privacy and data protection practices, which may affect our reputation in the marketplace. Any potential risks related to our processing of data could require us to implement measures to reduce our exposure to liability, which may require us to expend substantial resources and limit the attractiveness of our services to learners. As a result, our business, results of operations and financial condition could be materially and adversely affected. Any of these issues could harm our reputation, adversely affect our ability to attract prospective learners, reduce their willingness to pay, or subject us to third-party lawsuits, regulatory fines or other action or liability. Any reputational damage resulting from breach of our security measures could create distrust of our company by prospective learners or investors. We may be required to spend significant additional resources to protect us against the threat of security measures breaches or to alleviate problems caused by such disruptions or breaches. Any concerns or claims about our practices and compliance with regard to the processing of personal information or other privacy-related matters, even if ungrounded, could damage our reputation and results of operations.

The PRC regulatory framework for data security and personal information protection is rapidly evolving, and we could face challenges in our continued compliance with the heightened regulatory scrutiny.

The PRC regulatory framework for data security and personal information protection is rapidly evolving and is likely to remain uncertain for the foreseeable future. For instance, on June 10, 2021, the Standing Committee of the National People’s Congress (“SCNPC”) promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data security, data processing activities must be conducted based on data classification and hierarchical protection system. Furthermore, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer on July 7, 2022 (effective from September 1, 2022) and the Provisions on Promoting and Regulating Cross-Border Data Flows on March 22, 2024 (effective on the date of promulgation), respectively, to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. In addition, on December 8, 2022, the Ministry of Industry and Information Technology of the PRC (the “MIIT”) released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial), effective from January l, 2023, which, among other things, impose specific data security management requirements and certain filing and reporting obligations on processors of important data and core data in industry and information technology sectors. Since the categories of important data and core data still remain unclear, it is uncertain how the measures will be interpreted and implemented.

On August 20, 2021, the SCNPC passed the PRC Personal Information Protection Law (the “PIPL”), which took effect on November 1, 2021. The PIPL accentuates the importance of processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. Pursuant to the PIPL, a personal information processor is allowed to process (including to collect, store, use, transmit, provide, disclose and delete) personal information only under certain circumstances, such as processing with consent from such individual, or for necessity of performance of a contract to which such individual is a contracting party or statutory duties, management of human resource under the labor rules and regulations developed in accordance with the law or a collective contract signed in accordance with the law, protection of public interest, or reasonable usage of legally disclosed information. Processing of sensitive personal information, such as the personal information that is likely to result in damage to personal dignity, personal or property safety once illegally disclosed, as well as the personal information of minors under the age of 14, is subject to higher regulatory requirements including specific purpose, sufficient necessity, duty of explanation to such individuals and consent from a parent or a guardian of such minors. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Privacy Protection” for details. We do not foresee any material impediments for us to comply with the PIPL and other existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material respects, based on the following reasons: as of the date of this annual report, (1) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data; (2) there has been no material leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (3) we have not been subject to any material fines or administrative penalties, or other sanctions by any competent regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations; (4) there has been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or governmental proceedings, pending or, to the best of the knowledge of our company, threatened against or relating to our company; and (5) we have not been involved in any investigations on cybersecurity review initiated by the CAC on such basis and have not received any inquiry, notice, warning or sanctions in this respect.

Furthermore, PRC government authorities have issued regulations related to artificial intelligence services and algorithmic services such as the Administrative Provisions on Internet Information Service Algorithm Recommendation and the Administrative Provisions on Deep Synthesis of Internet Information Service. These provisions impose, among others, algorithm filing and security assessment requirements for specific services. As of the date of this annual report, we have completed the necessary filings for our algorithms that are subject to the algorithm filing requirements. However, we cannot assure you that our existing data security and personal information protection system and technical measures will always be considered sufficient under applicable laws, regulations and other privacy standards, or that we will comply with the applicable laws and regulation in all respects. If relevant government authorities interpret or implement these and other laws or regulations in ways that may negatively affect us, our current practice of collecting and processing data and personal information may be ordered to be rectified or terminated by regulatory authorities. We may also become subject to fines and other penalties which may have material adverse effect on our business, results of operations and financial condition. We could be adversely affected if PRC legislation or regulations require changes in business practices or privacy policies, or if the relevant PRC government authorities interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations and financial condition.

Refunds or potential refund disputes of our course fees may negatively affect our reputation, results of operations, cash flows and financial condition.

For our financial literacy courses, we generally offer paying learners for premium courses a full and unconditional refund within the first three months after their payment and before they unlock the courses. For details of our refund policy and revenue recognition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Revenues.” For the fiscal years ended June 30, 2022, 2023 and 2024, we made refund payments of RMB249.7 million, RMB292.4 million and RMB434.0 (US$59.7 million), respectively, most of which were made pursuant to our tuition refund policy. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. For instance, paying learners may request refund due to reasons including but not limited to their dissatisfaction with our offerings, privacy concerns, accuracy of advertising contents regarding us, negative publicity regarding us or the industry in general, and any change or development in related PRC laws and regulations in the future. Furthermore, our paying learners may disagree with us over the terms of our refund policies, the interpretation of relevant clauses, and the resolution of refund-related issues. Any refund payments that we may be required to make to our learners, as well as the expenses and resources involved for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation, brand image and market position. We have experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between us and our learners, which may significantly harm our brand name and divert our attention from operating our business.

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

We have been and may continue to be involved in legal and other disputes, including labor disputes, customer complaints in relation to our refund policy, course advertisements, unfair competition and other dissatisfactions, contractual disputes, and administrative penalties in the ordinary course of our business operations. We have encountered and may also, in the future, encounter, disputes from time to time over rights and obligations concerning intellectual property rights and allegations against us for potential infringement of third party’s intellectual property rights, and we may not prevail in those disputes. In addition, as we expanded into the consumer business through e-commerce, we may face product liability and other claims related to the products sold. For instance, as an operator for prepackaged food, we could be subject to penalties for failing to make timely filings with the competent authorities. Any claims against us, with or without merit, could be time consuming and costly to defend or litigate, divert our management’s attention and resources, or harm our brand equity. If a legal or administrative proceeding against us is successful, we may be required to pay substantial damages or fines and/or enter into agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our content, products and services or be required to make changes to our content offerings or business model. As a result, the scope of our content, product and service offerings could be reduced, which could adversely affect our ability to attract new learners, harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

We have a short history of profitability and may not maintain profitability in the future.

We had generally incurred net losses prior to the fiscal year ended June 30, 2024. We recorded net loss of RMB233.4 million and RMB108.7 million in the fiscal years ended June 30, 2022 and 2023, respectively, and we recorded net income of RMB385.5 million (US$53.1 million) in the fiscal year ended June 30, 2024. We cannot assure you that we will be able to continue to generate net income or positive cash flow from operating activities in the future. Our ability to maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our revenues. Accordingly, we intend to continue to invest to attract new user traffic and increase spendings, hire high-quality instructors and tutors, and strengthen our technologies and data analytics capability. In particular, our ability to achieve and maintain profitability will depend on the success of our existing and new service offerings, including our newly launched new course offerings, which may result in a large amount of upfront investment, costs and expenses. As a result of the foregoing, we may not be able to maintain or improve our profitability in the future.

Our consumer business is subject to uncertainties.

We have a short history of operating and monetizing our consumer business, and the business model of our consumer business may continue to evolve. We cannot assure you that our consumer business will attain the level of success of our online learning business in the near term or at all. Moreover, we are subject to a number of risks related to our consumer business, many of which are different from our existing business in which we have more experience, including:

●	understand and capture the needs of targeted consumers in a timely and precise manner;

●	ensure the safety, quality and standards of the products offered;

●	construct and maintain an effective product portfolio;

●	develop competitive pricing strategies and manage relevant costs;

●	maintain an efficient and high standard supply chain and manage our relationship with suppliers;

●	resolve consumer complaints and claims; and

●	comply with the rules and regulations applicable to our consumer business, including those related to food safety, e-commerce, product liability and consumer right protection, among others.

If we fail to effectively manage any of these risks, we may not be able to execute the growth strategies of our consumer business as planned, and we may have to devote significant costs and management attention to resolving the relevant issues, which in turn imposes a negative impact on our business, reputation, results of operations and financial condition.

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

We engage many third-party service providers to support our business operations and any disruption of or interference with our use of such third-party services would adversely affect our business, results of operations and financial condition.

We engage many third parties to support each aspect of our business operations, such as our sales and marketing activities on certain major social media platforms (e.g., Weixin, Douyin and Kuaishou), among other aspects . We are, therefore, vulnerable to problems experienced by such third-party service providers. We may experience interruptions, delays, outages or suspension of services with respect to our third-party service providers in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions, capacity constraints and regulatory actions. The level of services provided by these providers, or regular or prolonged interruptions in such services, could also adversely affect our business operations and reputation. In addition, costs generated from third parties’ services will increase as our learner base grows, which could adversely affect our business if we are unable to grow our revenue sufficiently to offset such increase. Furthermore, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, including the fees charged to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing service prices, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. We cannot assure you that we can obtain similar services from other third parties, in a timely manner or at all, and if our arrangements with our current providers were terminated, we could experience interruptions in the delivery of our products and services and other aspects of our business operations, diversion of management attention, as well as delays and additional expenses in arranging for alternative services. As a result, we may incur additional costs, fail to attract or retain learners, be subject to potential liability or face delay or disruption in our business initiatives and capital raising activities, any of which could have an adverse effect on our business, results of operations and financial condition, and the price of the ADSs may decline significantly as a result.

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

As of the date of this annual report, we have not registered certain trademarks for certain goods or services we use in our business, and are in the process of registering certain trademarks that are necessary based on the current scope of our business. Certain trademarks relating to and potentially important to our business have been registered by third parties, some of which relates to our key brands, such as “QiNiu,” “JiangZhen,” and “QianChi.” We cannot assure you that any of our trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business, particularly if such requested trademarks are found to conflict with the registered trademarks owned by third parties, including our competitors. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for the affected services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

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

We have encountered and may continue to encounter infringement claims relating to intellectual properties of third parties.

We cannot assure you that our course contents, IT technologies and platforms do not or will not infringe upon copyrights or other intellectual property rights held by third parties. We have encountered and may continue to encounter disputes from time to time over rights and obligations concerning intellectual properties, and we may not prevail in those disputes. For instance, we were historically subject to a competitor’s claim that we infringed the copyrights relating to their financial literacy course contents, which we eventually settled with that party. In addition, although we develop most of our introductory and premium level courses in house, we have obtained the license to use certain learning materials on our platforms from third parties. If our rights to such contents are disputed or if we lose such rights, we may be forced to remove the disputed content from the offerings as well as pay certain penalties. In this case, our business, results of operations, financial condition and reputation would be adversely affected.

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

The continued services of our senior management and other key personnel are important to our continued success. If they cannot work together effectively or efficiently, our business may be severely disrupted. If, in the future, one or more of our senior management members were unable or unwilling to continue in their present positions, and we cannot find suitable replacement in a timely and efficient manner, or at all, our business, results of operations and financial condition may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we face the risk of losing other key personnel, our instructors, technology and R&D and other staff, as well as our learners. Our senior management has entered into employment agreements with us which contain confidentiality clauses, as well as standalone confidentiality and non-compete agreements. While certain senior management members have departed from our company due to their personal development decisions, we have not experienced any material disruptions to our business or material disputes with them in connection with such departures. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

In the course of preparing and auditing our consolidated financial statements for the years ended June 30, 2022, 2023 and 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of June 30, 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidate financial statements will not be prevented or detected on a timely basis.

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

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (the “Section 404”) requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weakness that has been identified and continues to exist or other material weaknesses that may be identified in the future, our management may again conclude that our internal control over financial reporting is not effective. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

The technology used in our businesses may evolve rapidly. We must anticipate and adapt to such technological changes in a timely fashion, including but not limited to those relating to live broadcasting, data analytics and artificial intelligence. If we fail to upgrade our existing technologies or adopt new technologies important to our business, our ability to enhance and expand our course and other offerings, enlarge our user and learner base and encourage spending on our course and other offerings may be impaired. As a result, our business, results of operations and financial condition may be materially and adversely affected.

Any change, disruption, discontinuity in the features and functions of major social media in China could materially and adversely affect our business, results of operations and financial condition.

We leverage social media in China as a tool for user and learner acquisition and engagement. For instance, we acquire new learners and users through social media, such as Weixin, Douyin and Kuaishou, and our course operations depend in part on Weixin. To the extent that we fail to leverage such platforms, our ability to attract or retain learners may be severely harmed. If any of these platforms makes changes to its functions or support unfavorable to us, or even stops offering its functions or support to us, we may not be able to locate alternative platforms of similar scale to provide similar functions or support on commercially reasonable terms in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators in China may severely and negatively impact our ability to continue growing our user and learner base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, results of operations and financial condition.

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

We may not grow our enterprise services in a sustainable manner, if at all.

We launched our marketing services to enterprises in February 2020, and we began to provide enterprise talent management services in June 2022 to enterprise customers. Our current revenue from enterprise services primarily consists of revenue from marketing services, which in turn depends in part on traffic to our individual online learning services. Our revenues generated from enterprise services was RMB185.5 million, RMB340.9 million and RMB247.7 million (US$34.1 million) in the fiscal years ended June 30, 2022, 2023 and 2024, respectively. We also have not recognized significant revenue from talent management services since their launch. As such, we cannot assure you that we can achieve success and growth with our enterprise services in a sustainable manner, if at all.

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

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platforms and better serve our learners and enterprise customers. For instance, in September 2023, we entered into an agreement relating to the acquisition of Kelly’s Education, a personalized online language education service provider in Hong Kong, pursuant to which we acquired all of the issued share capital of Kelly’s Education for a total consideration of HK$2.0 million. We may not be able to identify suitable strategic alliances or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. Furthermore, these transactions could be material to our business if consummated. We may not have the financial resources necessary to consummate any acquisitions in the future or the ability to obtain the necessary funds on satisfactory terms. There may be particular complexities, regulatory or otherwise, associated with further expansion into new markets, and our strategies may not succeed beyond our and current markets. Any future acquisitions may also result in significant transaction expenses in addition to integration and consolidation risks. Because acquisitions historically have not been a core part of our growth strategy, we have no material experience in successfully utilizing acquisitions. We may not have sufficient management, financial and other resources to integrate any such future acquisitions or to successfully operate new businesses, and we may be unable to profitably operate our expanded company. If we are unable to effectively address these challenges, our ability to execute acquisitions will be impaired, which could have an adverse effect on our growth.

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

We generally face a higher number of learners on our platforms in summer vacations and other long holidays when the adults have more spare time for learning, as well as when our and the overall marketing and promotional activities are more active. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth, but seasonality may increase in the future. Due to our limited history, the seasonal trends that we have experienced in the past may not be indicative of our growth prospects. Our results of operations and financial condition for future periods may continue to fluctuate. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.

We have granted and will continue to grant share-based awards under our share incentive plans, which may result in increasing share-based compensation expenses.

In connection with our restructuring and spin-off, we adopted our 2018 share incentive plan (the “2018 Plan”) and 2021 global share plan (the “2021 Plan”) in May 2022 to reflect the respective interests of grantees prior to the restructuring and spin-off and to provide for future incentive grants to our employees, directors and consultants. Under the 2018 Plan and the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 38,240,745 Class A ordinary shares. As of August 23, 2024, options to purchase a total of 17,383,528 Class A ordinary shares under the 2021 Plan had been granted and outstanding, and 1,872,291 of such options had been exercised. As of August 23, 2024, there had been no options granted under the 2018 Plan. We recorded share-based compensation of RMB291.4 million, RMB191.6 million and RMB27.8 million (US$3.8 million) for the fiscal years ended June 30, 2022, 2023 and 2024, respectively. We may continue to record significant share-based compensation expenses in relation to such share option grants. We expect to grant awards under such plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees and may therefore record additional amount of share-based compensation expenses. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for details. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations and financial condition.

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

We may need to raise additional capital to respond to business challenges or opportunities, accelerate our growth, develop new offerings or enhance our technological capacities. Due to the unpredictable nature of the capital markets and our industries, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Our business, results of operations and financial condition have been and may continue to be affected by the COVID-19 pandemic.

COVID-19 has significantly affected China and many other countries and regions. During the peak of the COVID-19 pandemic, various nations imposed various measures to keep COVID-19 in check, including travel restrictions from time to time. Such measures have adversely affected our operation, as it has caused inconvenience to our day-to-day operating activities. Our results of operations and financial performance have been and may continue to be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy. Historically, the COVID-19 pandemic contributed to the growth of China’s online adult learning market, and in turn, our business growth. Furthermore, the circumstances that have driven our business growth during the COVID-19 pandemic may not persist in the future. To the extent that future waves of COVID-19 pandemic disrupt normal business operations, we may face operational challenges with our services, and decline in the individual disposable income and learners’ willingness to spend on personal development opportunities The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments, which are uncertain, including the availability and effectiveness of any new vaccines and the emergence of any new COVID-19 variants, among others.

Natural disasters and unusual weather conditions, power outages, pandemic outbreaks, terrorist acts, global political events and other extraordinary events could materially and adversely affect our results of operations, financial condition and growth prospects.

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

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, the ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the affiliated entities that conduct substantially all of the revenue-generating operations.

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

QuantaSing Group Limited is a Cayman Islands holding company with no substantive operations. Our WFOEs are foreign-invested enterprises under PRC laws and, accordingly, they are not eligible to engage in businesses that are subject to foreign ownership restriction under the PRC laws. We currently conduct our primary business in China (i.e., our individual online learning services business) through the contractual arrangements entered into by Beijing Liangzizhige with Beijing Feierlai. In addition, in May 2024, Beijing Chuangyuqizhi, one of our WFOEs, also entered into contractual arrangements with Beijing Zhixueduxing, another VIE. For details, see “Item 4. Information on the Company—A. History and Development of the Company.” Investors in the ADSs are purchasing the equity securities of QuantaSing Group Limited, the Cayman Islands holding company, rather than the equity securities of the VIEs or their subsidiaries. Our WFOEs have entered into a series of contractual arrangements with the respective VIE and its shareholder, which enable us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. We have been and expect to continue to be dependent on the affiliated entities to operate our business in China. As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and consolidate the financial results of the affiliated entities under U.S. GAAP. See “Corporate History and Structure” for details.

In the opinion of our PRC counsel, CM Law Firm, (1) the ownership structures of our WFOEs and the VIEs in China are not in any violation of the applicable PRC laws or regulations currently in effect; and (2) the agreements under the contractual arrangements among each of our WFOEs, the VIEs and their shareholder governed by PRC law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. The agreements under the contractual arrangements among our WFOEs, the VIEs and their shareholder have not been tested in a court of law. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant government authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking our business and/or operating licenses;

●	discontinuing or restricting any related-party transactions between our company and the VIEs;

●	imposing fines and penalties, confiscating the income that they deem to be obtained through illegal operations, or imposing additional operational requirements which we or the VIEs may not be able to comply with;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the share pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or effectively exercise our contractual rights over the VIEs and their assets and operations;

●	restricting or prohibiting our use of the proceeds of our initial public offering in January 2023 to finance the business and operations of our WFOEs and the affiliated entities in China, particularly the expansion of our business through strategic acquisitions;

●	restricting the use of financing sources by us or the VIEs or otherwise restricting our or their ability to conduct business; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our operations and materially and adversely affect our reputation, business, results of operations and financial condition. If the PRC government determines that the contractual arrangements and/or the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to direct the VIEs’ activities in China that significantly impact its economic performance and/or to receive the economic benefits and residual returns from the VIEs, and we are unable to restructure our ownership structure and our operations in a satisfactory manner, we may not be able to consolidate the financial results of the affiliated entities in our consolidated financial statements in accordance with U.S. GAAP, and the ADSs may decline in value or become worthless.

The contractual arrangements with the VIEs and their shareholder may be less effective than direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements between Beijing Liangzizhige, Beijing Feierlai and its shareholder to operate our individual online learning services business in China. We may also carry out our new business initiatives through the contractual arrangements between Beijing Chuangyuqizhi, Beijing Zhixueduxing, and its shareholder. The contractual arrangements, however, may be less effective than direct ownership in providing us with operational control over the VIEs. For instance, the VIEs and their shareholder could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholder of their obligations under the contracts to direct the VIEs’ activities. The shareholder of the VIEs may not act in the best interests of our company or may not perform its obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Risks Related to Our Corporate Structure—We face uncertainty with respect to the enforceability of the contractual arrangements with the VIEs and their shareholder, and any failure by the VIEs or their shareholder to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

We face uncertainty with respect to the enforceability of the contractual arrangements with the VIEs and their shareholder, and any failure by the VIEs or their shareholder to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If the VIEs or their shareholder fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For instance, if the shareholder of the VIEs were to refuse to transfer its equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholder’s equity interests in the VIEs, our ability to exercise shareholder’s rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholder of the VIEs and third parties were to impair our contractual control over the VIEs, our ability to consolidate the financial results of the affiliated entities would be affected, which would in turn result in a material adverse effect our business, operations and financial condition.

All the agreements under our contractual arrangements with the VIEs are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective contractual control over the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the enforcement of and changes in laws and regulations in China could have a material adverse effect on our business, results of operations, financial condition and growth prospects, and cause the ADSs to significantly decline in value or become worthless.”

The shareholder of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholder of the VIEs may have actual or potential conflicts of interest with us. The shareholder may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with the shareholder and the VIEs, which would have a material adverse effect on our ability to consolidate the financial results of the affiliated entities and receive economic benefits from them. For instance, the shareholder may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor.

We do not currently have any arrangements to address potential conflicts of interest between the shareholder and our company, except that we could exercise our purchase option under the exclusive option agreement with the shareholder to request it to transfer all of its equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholder of the VIEs have executed powers of attorney to appoint our respective WFOE or a person designated by such WFOE to vote on its behalf and exercise voting rights as shareholder of the respective VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholder of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholder of the VIEs may be involved in disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the VIEs and their shareholder. For instance, if any of the equity interests of the VIEs is assigned to a third party with whom the current contractual arrangements are not binding, we could lose our contractual control over the VIEs or have to maintain such control by incurring unpredictable costs, which could cause significant disruptions to our business, results of operations and financial condition.

Although under our current contractual arrangements, it is expressly provided that the VIEs and their shareholder shall not assign any of their respective rights or obligations to any third party without the prior written consent of our respective WFOE, we cannot assure you that these arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could materially and adversely affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our WFOEs’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late fees and other penalties.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and our business, results of operations, financial condition and prospects.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements with the VIEs will be deemed to be in violation of the market access requirements for foreign investment in China and if yes, how our contractual arrangements with the VIEs should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that (1) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities; (2) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our contractual control over the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have contractual control over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

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

We may lose the ability to use and enjoy the assets held by the VIEs that are material to the operations of certain portion of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, the VIEs, in particular Beijing Feierlai, hold certain assets that are material to the operations of certain portion of our business, including licenses, permits, and some of our IP rights. If the shareholder of the VIEs breach the contractual arrangements and voluntarily liquidate the VIEs, or if the VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, results of operations and financial condition. If the VIEs undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, results of operations and financial condition.

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

Under the current Regulations on Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), as jointly adopted by six PRC regulatory agencies in 2006 and amended in 2009, an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets is required to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. It remains uncertain as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for an offering. If we fail to obtain required CSRC approval under the M&A Rules in a timely manner, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on the operations in China, delays in or restrictions on the repatriation of the proceeds from the relevant offering into China, restrictions on or prohibition of the payments or remittance of dividends by our WFOEs or the VIEs in China, or other actions that could have a material adverse effect on our business, results of operations, financial condition, reputation and prospects, as well as the trading price of the ADSs.

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

The impact of the CAC’s increasing oversight over data security remains highly uncertain, which could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

On December 28, 2021, the CAC and several other PRC government authorities jointly issued an amendment to the Measures for Cybersecurity Review, which took effect on February 15, 2022 and provides that the relevant operators shall apply with the Cybersecurity Review Office of CAC for a cybersecurity review under certain circumstances. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on internet information security and censorship.” As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we had applied for and completed a cybersecurity review for the offering and listing of the ADSs on the Nasdaq Stock Market pursuant to the Cybersecurity Review Measures. The review was completed in August 2022. We have not received any material adverse findings in such review. We are in compliance with the existing regulations and policies by the CAC regarding the Cybersecurity Review as of the date of this annual report. However, it remains uncertain as to how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the measures, which may have a material adverse impact on our future capital raising activities, or even retrospectively, on our previous offering and listing. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we face uncertainty as to whether any review or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our business, shut down our platforms, or face other penalties, which could materially and adversely affect our business, results of operations and financial condition, and/or the value of the ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the VIEs’ activities or lose the right to receive their economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of the ADSs to significantly decline or become worthless.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended June 30, 2024.

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

We conduct substantially all of our current business in China and substantially all of our assets are located in China. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic, and social conditions. The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. The PRC government has released regulations and policies that have significantly impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. The PRC government may also require us to obtain new permits or approvals to continue our operations. If we fail to comply with these regulations, policies or requirements, it could result in a material change in our operations or significantly limit or completely hinder our ability to offer or continue to offer the ADSs to investors and cause the value of the ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face uncertainties from potential actions taken by regulators that may affect our business and the value of the ADSs.

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

The COVID-19 pandemic had a widespread impact on the global economy. The pandemic remains ongoing and continues to evolve, and its long-term impact on economic growth is unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over the economic and other impacts of the tensions in the international relationship, including the Russia-Ukraine conflict and unrest, terrorist threat and potential for war in the Middle East and Africa, as well as concerns over the United States trade policies, treaties and tariffs. There have also been concerns about the relationship between China and other countries and regions, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. There were and could be in the future a number of domino effects from such incidents on our business, including decreased interests in personal financing and wealth management, changes in consumption and investment behaviors, and lower willingness to pay for our courses and other services. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition, and continued turbulence in the international capital markets may adversely affect our access to capital markets to meet liquidity needs.

Uncertainties with respect to the enforcement of and changes in laws and regulations in China could have a material adverse effect on our business, results of operations, financial condition and growth prospects, and cause the ADSs to significantly decline in value or become worthless.

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

We conduct substantially all of our current business in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all are PRC nationals. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, PRC laws may render you unable to enforce a judgment against our or the VIEs’ assets or the assets of our directors and officers.

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

Our business could be materially and adversely affected by the tensions in international trade such as those between the United States and China in recent years. Changes to international trade policies could adversely affect the global economic conditions. In addition, geopolitical tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury, and the executive orders issued by the U.S. government that may prohibit transactions with certain selected Chinese companies as well as their products and services. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions involving China, and any escalation thereof, may negatively affect trading and business environments, which may, in turn, adversely impacting our business, results of operations and financial condition.

We rely on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to make payments to us could have a material adverse effect on our ability to conduct our business.

QuantaSing Group Limited is a Cayman Islands holding company with no operations in China. We rely on dividends and other distributions on equity paid by our WFOEs, in particular Beijing Liangzizhige, for our cash and financing requirements, including the funds necessary to make overseas investments, fund our overseas operations, pay dividends and other cash distributions to our shareholders and service any debt we may incur. In June 2024, Beijing Liangzizhige made a cash distribution of US$5.3 million to Witty Digital Technology Limited, its holding company in Hong Kong. In the fiscal years ended June 30, 2022, 2023 and 2024, the VIEs transferred certain cash proceeds to our WFOEs as payment of services fees, and our WFOEs and the VIEs provided certain cash loans to each other, for capital needs or to fund business operation. In the same periods, QuantaSing, our WFOEs and subsidiaries in Hong Kong and BVI also received certain capital contribution from each other for restructuring purpose. See “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—Financial Information Related to the Affiliated Entities” for details. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of QuantaSing Group Limited, our subsidiaries or the affiliated entities to transfer cash or assets. Current PRC regulations permit our WFOEs to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOEs are required to set aside at least 10% of its accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on dividend distribution.” As a result of these laws, rules and regulations, our WFOEs are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.

While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between QuantaSing Group Limited and our Hong Kong subsidiaries, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on QuantaSing Group Limited, its subsidiaries and the affiliated entities to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.

Furthermore, if our WFOEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our WFOEs to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, our WFOEs also relies on the service fees paid by the VIEs to pay dividends to us. Any limitation on the ability of the VIEs to make remittance to our WFOEs to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The Enterprise Income Tax Law enacted by the National People’s Congress, which became effective on January 1, 2008, and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” Furthermore, the PRC tax authorities may require our WFOEs to adjust its taxable income under the contractual arrangements it currently has in place with the VIEs in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Any restriction on currency exchange may limit the ability of our WFOEs to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls and our WFOEs’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our WFOEs to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of funds out of China. We receive substantially all of our revenue in Renminbi. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of the ADSs, if any. Shortages in the availability of foreign currency may restrict the ability of our WFOEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

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

In the future, we may pursue potential strategic acquisitions that are complementary to our business in China. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business or maintain market share. Furthermore, there is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of MOFCOM or other PRC government authorities for our mergers and acquisitions. There is no assurance that we can obtain such approval from MOFCOM or any other relevant PRC government authorities for our or the VIEs’ mergers and acquisitions. Any uncertainties regarding such approval requirements could have a material adverse effect on our business and results of operations and our corporate structure.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or additional capital contributions to our WFOEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

QuantaSing Group Limited is a Cayman Islands holding company. We conduct our operations in China through our WFOEs and the affiliated entities. We may make loans to our WFOEs or the VIEs subject to the approval from or registration with government authorities and limitation on amount, or we may make additional capital contributions to our WFOEs. Any loan to our WFOEs is required to be registered with SAFE or its local branches.

SAFE promulgated the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (the “SAFE Circular 19”), effective from June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “SAFE Circular 16”), effective from June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. The SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our WFOEs, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Circular of Further Facilitating Cross-border Trade and Investment (the “SAFE Circular 28”) which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business (the “SAFE Circular 8”), under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. However, since the SAFE Circular 28 and SAFE Circular 8 are newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our WFOEs or the VIEs or their subsidiaries or with respect to future capital contributions by us to our WFOEs. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our securities offerings and to capitalize or otherwise fund the PRC operations may be negatively affected, which could materially and adversely affect our liquidity and the ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our WFOEs to liability or penalties, limit our ability to inject capital into our WFOEs, limit our WFOEs’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

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

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our WFOEs may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our WFOEs. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. In addition, our shareholders who are PRC entities shall complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by PRC entities, including filings with MOFCOM, the NDRC, or their local branches based on the investment amount, invested industry or other factors thereof.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations or overseas direct investment filings. However, we may not at all times be fully aware or informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. Mr. Peng Li, being the relevant beneficial shareholder of our company, has completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations, filings or approvals required by SAFE regulations or other regulations relating to overseas investment activities issued by MOFCOM and the NDRC. Failure by such shareholders or beneficial owners to comply with such regulations, or failure by us to amend the foreign exchange registrations of our WFOEs, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our WFOEs’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we fail to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans, the PRC plan participants or we could be subject to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “SAFE Circular 7). Pursuant to SAFE Circular 7, directors, supervisors, senior management and other employees participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our WFOEs and our WFOEs’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on foreign exchange—Regulations relating to stock incentive plans.”

In addition, the Ministry of Finance and the State Administration of Taxation (the “SAT”) have issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our WFOEs have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted restricted share. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. For transfer of shares in our company by investors who are non-PRC resident enterprises, our WFOEs may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37, or to establish that we and our non-PRC resident investors should not be taxed under these circulars, which may have a material adverse effect on our results of operations and financial condition.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC laws, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR. Although we usually utilize chops to enter into contracts, the designated legal representatives of our WFOEs and the VIEs have the apparent authority to enter into binding contracts on behalf of these entities without chops. In order to maintain the physical security of our chops, we generally have them stored in secure locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for instance, by entering into a contract not approved by us or the VIEs, or seeking to gain control of any of our WFOEs or the VIEs. If any employee obtains, misuses or misappropriates corporate chops and seals or other controlling non-tangible assets for whatever reason, the business operations of the relevant entities could be disrupted. We may have to take corporate or legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties against us, which could involve significant time and resources to resolve and divert management attention from business operations. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. For instance, to the extent that we or the VIE need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs.

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

Risks Related to Our Corporate Governance

We are an emerging growth company within the meaning of the Securities Act, and may take advantage of certain reduced reporting requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

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

As a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred and expect to continue to incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are continually evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers of the Class A ordinary shares and the Class B ordinary shares, the holder(s) of Class B ordinary shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

As of August 23, 2024, Mr. Peng Li beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted 32.5% of our total issued and outstanding share capital and 82.8% of the aggregate voting power of our total issued and outstanding share capital as of the same date. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holder(s) of Class B ordinary shares have and will continue to have considerable influence over matters which require shareholders’ approval, such as decisions regarding statutory mergers and consolidations, amendment to our memorandum and articles of association and other significant corporate actions. Such holder(s) may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our founder, Mr. Peng Li, has considerable influence over us and our corporate matters.

As of August 23, 2024, Mr. Peng Li beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute 32.5% of our total issued and outstanding share capital and 82.8% of the aggregate voting power of our total issued and outstanding share capital as of the same date. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Mr. Peng Li has considerable power to control actions that require shareholders’ approval under Cayman Islands law, such as approving statutory mergers and consolidations, and amending our memorandum and articles of association. This control will limit your ability to influence corporate matters and may prevent transactions that would be beneficial to you, including discouraging others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance standards of the Nasdaq Stock Market that listed companies must: (1) have a majority of independent directors, (2) have a nominating/corporate governance committee composed entirely of independent directors, (3) obtain shareholders’ approval for issuance of securities in certain situations, and (4) hold annual shareholders’ meetings. To the extent that we choose to follow home country practice, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq Stock Market listing standards.

Certain judgments obtained against us by our shareholders may not be enforceable.

We conduct substantially all of our current business in China and substantially all of our assets are located in China. In addition, most of our current directors and senior executive officers are nationals and residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the PRC laws and the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

The trading price of the ADSs may be volatile widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our operations including the following:

●	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services and courses and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

●	changes in the performance or market valuations of other online learning companies;

●	detrimental negative publicity about us, our competitors or our industries;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industries;

●	general economic or political conditions affecting China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar; and

●	potential litigation or regulatory investigations.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We had 103,479,961 Class A ordinary shares and 49,859,049 Class B ordinary shares outstanding as of August 23, 2024, including 57,933,645 Class A ordinary shares represented by ADSs.

All of the ADSs are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering has expired, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

In addition, we have granted certain options to employees under our share incentive plans. We may grant additional options or share-based awards to employees, directors and consultants in the future. To the extent that any of these options are vested and exercised, and any of such shares are sold in the market, it could have an adverse effect on the market price of the ADSs.

Investors may have to rely on price appreciation of the ADSs for return on your investment.

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

We conduct substantially all of our current business in China and substantially all of our assets are located in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in China, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We conduct substantially all of our current business in China and substantially all of our assets are located in China. In addition, most of our current directors and senior executive officers are nationals and residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the PRC laws and the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We may not be able to satisfy listing requirements of the Nasdaq Stock Market or maintain a listing of the ADSs on the Nasdaq Stock Market.

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

We believe we were a passive foreign investment company for our fiscal year ended June 30, 2024, and we may be a PFIC for future fiscal years which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes, for any fiscal year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. For purposes of making a PFIC determination, the non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is not entirely clear, we treat the affiliated entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their financial results in our consolidated U.S. GAAP financial statements.

Based on the market price of our ADSs and the composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our fiscal year ended June 30, 2024. Further, if our market capitalization does not increase, based on the current and anticipated composition of our assets, we believe there is a significant risk that we will continue to be treated as a PFIC for future fiscal years. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any fiscal year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Further, if it were determined that we are not the owner of the affiliated entities for U.S. federal income tax purposes, we may be more likely to be a PFIC for subsequent fiscal years. In addition, fluctuations in the market price of the ADSs may increase the risk that we continue to be a PFIC for subsequent fiscal years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other intangibles, may generally be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

Because we believe we were a PFIC for the fiscal year ended June 30, 2024, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—General”) who holds or acquires our ADSs or our Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company considerations.”

ITEM 4. INFORMATION ON THE COMPANY

 A. History and Development of the Company

QuantaSing Group Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We carry out our individual online learning services business in China through Beijing Liangzizhige, one of our WFOEs, and its contractual arrangements, commonly known as the VIE structure, with Beijing Feierlai, a variable interest entity based in China, and its nominee shareholder.

We began our online learning services in 2019 when we were within the group of Witty network, a Cayman Islands holding company held by our existing shareholders. In anticipation of our initial public offering and in order to focus on developing our current online learning and enterprise service business, our shareholders restructured the corporate structure and spun-off our current business from Witty network and its affiliate, EW Technology, into the entities within our group.

Prior to the spin-off, our business had been conducted through certain contractual arrangements established by Witty network’s wholly-owned subsidiary in China (the “Former WFOE”) with (1) Beijing Dianfengtongdao Technology Co., Ltd. (the “Former VIE”), a variable interest entity based in China, and its nominee shareholder, and (2) Beijing Feierlai and its nominee shareholder. In May 2021, Beijing Liangzizhige entered into a series of agreements and established new contractual arrangements with Beijing Feierlai and its nominee shareholder, and the previous contractual arrangements between the Former WFOE and Beijing Feierlai were terminated. Certain of our online learning business for which we have consolidated the financial results as of and for the fiscal years ended June 30, 2021 and 2022 was then spun-off from Witty network to EW Technology.

In February 2022, QuantaSing Group Limited was incorporated as a Cayman Islands holding company. In February 2021, Witty Digital Technology Limited was incorporated in Hong Kong. In March 2021, Hundreds of Mountains Limited was incorporated in the British Virgin Islands. Witty Digital and Hundreds of Mountains Limited are our wholly-owned subsidiaries. In March 2021, Beijing Liangzizhige was established in China as a new wholly-owned subsidiary of Witty Digital for the purpose of above-described restructuring.

In March 2022, we completed the sale of 100% of the equity interest in Beijing ChangYou Star Network Technology Co., Ltd., and its subsidiary, Beijing Baichuan Insurance Brokerage Limited (“Beijing Baichuan”), to Beijing Shanronghaina Network Technology Co., Ltd., an entity controlled by EW Technology.

In May 2022, EW Technology transferred all its equity interests in its BVI subsidiary which held the then equity interests in Beijing Liangzizhige and consolidated the financial results of Beijing Feierlai and its subsidiaries to QuantaSing Group Limited, upon which QuantaSing Group Limited acquired all the equity interests in Beijing Liangzizhige and became the primary beneficiary of Beijing Feierlai for consolidating the financial results of Beijing Feierlai and its subsidiaries. The restructuring and spin-off was completed in May 2022.

In February 2023, we completed an initial public offering of 3,377,396 ADSs (reflecting the partial exercise of the over-allotment option by the underwriters to purchase an additional 127,396 ADSs), raising approximately US$38.6 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

From early 2023, leveraging our accumulated insights into the adult learning sector and our in-depth understanding of individual needs, we begun to explore the consumer business through e-commerce and undertook relevant steps to align such new business initiatives with our corporate structure. We incorporated Rare River Group Limited in February 2024 as our wholly-owned subsidiary in the Cayman Islands, which then incorporated Rare River Group (BVI) Limited (“Rare River BVI”) in February 2024 as its wholly-owned subsidiary in the BVI. Rare River BVI subsequently incorporated Rare River Technology (HK) Limited as its wholly-owned subsidiary in Hong Kong in March 2024, which then incorporated Beijing Ziranzhilu Liquor Industry Co., Ltd. (“Beijing Ziranzhilu”) in China as our WFOE in April 2024. Through a series of transfer of equity interests among Beijing Feierlai, Qiniuyouxuan (Beijing) Technology Co., Ltd. (“Qiniuyouxuan”) and other parties, Beijing Ziranzhilu obtained all of the equity interests in Qiniuyouxuan. As a result of the foregoing steps, we currently primarily operate our consumer business in China through Qiniuyouxuan, Beijing Feierlai and certain of their subsidiaries.

To further capitalize on our experience and advantages in the adult learning sector, we have entered into the global online education market and the language learning sector through the acquisition of KELLY’S EDUCATION LIMITED. In September 2023, we incorporated QuantaSing International Limited as our wholly-owned subsidiary in the Cayman Islands, which subsequently incorporated Kelly’s Investments Limited as its wholly-owned subsidiary in the BVI for the acquisition of Kelly’s Education, which was completed in September 2023. In January 2024, Kelly’s Education incorporated Shenzhen Qisile Education Technology Co., Ltd. as our WFOE.

Since the first quarter of the fiscal year ended June 30, 2024, we have also begun to certain explore AI and technology related businesses, leveraging our robust technological capabilities. We have also undertaken the following steps to align such new business initiatives with our corporate structure. We incorporated CreaVerse Group Limited in February 2024 as our wholly-owned subsidiary in the Cayman Islands, which then incorporated CreaVerse Group (BVI) Limited (“CreaVerse BVI”) in February 2024 as its wholly-owned subsidiary in the BVI. CreaVerse BVI subsequently incorporated CreaVerse Technology (Singapore) Pte. Limited as its wholly-owned subsidiary in Singapore in February 2024, which then incorporated CreaVerse Technology (HK) Limited (“CreaVerse Hong Kong”) as its wholly-owned subsidiary in Hong Kong in March 2024. CreaVerse Hong Kong incorporated Beijing Chuangyuqizhi Technology Co., Ltd. as our WFOE in April 2024. In May 2024, Beijing Feierlai transferred all its equity interests in Beijing Zhixueduxing to Shenzhen Erwan. In May 2024, a series of contractual arrangements were entered into by and among Beijing Chuangyuqizhi, Beijing Zhixueduxing and its nominee shareholder.

Our principal executive offices are located at 2/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The telephone number of our principal executive office is (+86-10) 6493 7857. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our main website is http://www.liangzizhige.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

The SEC maintains an internet site, http://www.sec/gov, which contains reports, proxy and information statements, and other information regarding us. We also maintain an internet site, http://ir.quantasing.com/, for investors’ information.

B. Business Overview

QuantaSing is a leading online service provider in China dedicated to improving people’s quality of life and well-being by providing lifelong personal learning and development opportunities. We aspire to empower individuals to live better, live longer.

QuantaSing Group is the largest service provider in China’s online adult learning market and China’s adult personal interest learning market in terms of revenue in 2022, according to the F&S report. We offer easy-to-understand, affordable, and accessible online courses to adult learners in financial literacy, skills upgrading and recreation and leisure, empowering them to pursue personal development. We launched our online financial literacy learning services in July 2019 to democratize financial learning for the mass market, which are provided under the brand Qiniu. Beginning from August 2021, leveraging our extensive course development experience, well-designed technology infrastructure, and proven operating model from our financial literacy courses, we have introduced a wide array of other personal interest courses to adult learners, which primarily focus on skills upgrading and recreation and leisure under the brands of Jiangzhen and Qianchi. In early 2023, we began to engage in the consumer business through e-commerce, leveraging our existing market position and user base. We primarily focus on areas that can create value for our existing users and learners and achieve synergy with our online learning business.

Our technology capability forms the bedrock of our business growth. We continuously invest in our proprietary technology and business intelligence, embedding them in every key aspect of our business operations, from content development, live streaming, pre-recording, and intelligent study toolkits, to customer engagement, sales conversion, and operation management.

Our Individual Online Learning Services

We offer adult learners easy-to-understand, affordable, and accessible online learning services through our platforms to address their diversified demands for personal development. As of June 30, 2024, we had accumulatively launched 28 series of personal interest courses, including financial literacy courses and other trending personal interest courses. Our online learning platforms currently include QiNiu (rebranded from KuaiCai), JiangZhen and QianChi (rebranded from BanCai). We host these platforms via a combination of our mobile apps and Weixin, which facilitates our day-to-day learner management and engagement and form part of our sales and marketing functions to generate learner traffic.

Course offerings

Financial literacy courses

We offer a wide range of online courses in the field of financial literacy education. We have generally designed our financial literacy courses into progressive courses, i.e., introductory and premium courses.

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

Skills upgrading and recreation and leisure courses

Since August 2021, we have expanded our course offerings to other personal interests to cater for the mass market’s rising demands for lifelong learning and personal development. We have taken a progressive approach to expand our course portfolio to other personal interests, guided by our in-depth research into the competitive landscape, market demand and learner aptitudes, to ensure the quality and degree of acceptance of each course we offer. We currently primarily deliver other personal interest courses that focus on skills upgrading and recreation and leisure.

Our main skills upgrading courses currently primarily include short-video production courses, and our main recreation and leisure courses currently primarily include personal well-being courses, standing meditation courses and calligraphy courses.

●	Short-video production courses. Our short-video production course targets freelancers or amateurs who create video content and intend to improve their skillsets. We provide easy-to-grasp introduction on the major types of social media and their business models. We deliver comprehensive training on the useful skills and techniques in generating, enhancing, and operating short-video and audio content. We supplement our short-video course with hands-on training sessions to practice their video and audio editing skills.

●	Personal well-being courses. Our personal well-being course targets individuals who care about the wellness of themselves and their families, allowing them to acquire basic well-being and health management knowledge, understand common health conditions, and cultivate positive lifestyles and habits. We deliver our health management course in simplified narratives with illustrative examples, supplemented with easy-to-follow health tips for our learners to implement in daily life.

●	Standing meditation courses. Standing meditation is a practice that has evolved through extensive experience and reflection, focusing on physical fitness, strength building, and inner cultivation. Our standing meditation courses integrate the analysis of the impacts of seasons on physical health, as well as human body’s meridians and characteristics, with an objective to train the balance of mind, body and breath and enhance physical strength and overall well-being.

●	Calligraphy courses. Our calligraphy courses take a progressive approach from the stroke to the font and further to the art of calligraphy, which not only introduce the rules of calligraphy but also provide hands-on training through demonstration. In addition, our calligraphy courses also offer learning content in the culture and history underlying calligraph, which enables learners to appreciate the works and enjoy the learning process.

We have adopted substantially the same progressive course mode for skills upgrading and recreation and leisure courses as our financial literacy courses. We typically deliver introductory-level courses in skills upgrading and recreation and leisure in large-class, live streaming mode over a four to seven-day module of approximately two hours per session in the evenings. We primarily deliver premium courses in skills upgrading and recreation and leisure over a period of three weeks to three months in pre-recorded lectures, which may be supplemented with several live lectures. To a much lesser extent, we also offer certain premium courses in live lecture, one-on-one tutoring mode, tailored to the nature of the contents taught.

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

We seek to instill a suitable level of intensity and attentiveness into a learner’s learning journey with our community-based training camps, featuring full-cycle learning support operated via Weixin to facilitate Q&A between tutors and learners, comprehensive practice with pre-recorded examples and targeted assessment from time to time.

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

Course fees

We offer our introductory courses free of charges or, occasionally, for a nominal price, which was generally no more than RMB9.9 as of June 30, 2024. These courses aim to set the backstage and expand the learner base for our premium courses. As of June 30, 2024, our standard fees for online premium course packages generally ranged from RMB1,680 to RMB3,699. Our learners generally enroll in and make upfront payment for all sessions. For our financial literacy courses, we generally offer learners of premium courses a full and unconditional refund within the first three months after their payment and before they unlock the courses.

Our Enterprise Services

Benefiting from our user base and connections with reputable institutions, we connect our individual learners with our enterprise customers and provide enterprise-oriented services synergistic with our offerings to learners. We primarily offer marketing services to our enterprise customers. In February 2020, we began to provide access between selective financial intermediary enterprises, such as security brokerage firms, insurance intermediaries, fund intermediaries, and fintech companies, and our learners, to capture our learners’ needs for financial concierge services and our enterprise customers’ needs for traffic. We primarily collaborate with premium securities brokerage firms, allowing them to connect with our learners to enlarge their customer base. We charge leads referral fees from financial intermediary enterprises and fintech companies based on the quality and quantity of the leads generated.

Our Consumer Business

In early 2023, we began to engage in the consumer business through e-commerce leveraging our existing market position and user base. We primarily focus on areas that can create value for our existing users and learners and achieve synergy with our online learning business. For the fiscal year ended June 30, 2024, we primarily explored business opportunities in wellness products for seniors, based on our cumulative insights into the needs and concerns of our senior users and learners, as well as the unaddressed demands of the aging population in China. We curate wellness products, to satisfy the seniors’ aspirations for health and wellbeing. To ensure that we can offer high quality wellness products, we have adopted strict procedures in screening and monitoring relevant suppliers.

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

We have adopted a systematic approach to assess our instructor candidates based on various criteria, including their professional background and qualification in the course-related areas, teaching skills and passion in this area. We implement interviews and teaching demonstrations to ensure that our instructors can meet our teaching standards. We require our instructors to undergo various training to improve their knowledge and course delivery skills, as well as compliance awareness.

We have implemented a quality assurance process to monitor the performance of each instructor. We have also adopted a comprehensive set of key performance indicators (the “KPIs”) and qualitative factors to evaluate instructor performance and incentivize high performance. We primarily evaluate our instructors for introductory courses based on their premium course conversion. For the instructors of premium courses, we primarily evaluate them based on course quality, completion rate and refund rate. These KPIs will also be factored into the promotion and performance-based compensation for our instructors.

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

We provide our tutors with orientation programs and training sessions from time to time to strengthen their knowledge base. We regularly require our tutors to participate in assessments tailored to our course materials, which are designed to be more rigorous and comprehensive than the course coverage to our learners. We evaluate and compensate our tutors mainly based on their performance such as the course completion rate, satisfaction rate and assessment passage rate and retention rate of our learners.

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

Data security and personal information protection

See “Item 16K. Cybersecurity” for details.

Sales and Marketing

We primarily market our courses to individual users and enhance brand awareness through mobile and other online channels in China, with an emphasis on major social media platforms. At the same time, we also generate sales leads from word-of-mouth referrals by our users. We attracted users to our offerings through placing on the marketing channels the direct enrollment access to our introductory courses. With respect to our consumer business, we currently primarily rely on user traffic from private realms to market the products.

Competition

China’s adult learning market is relatively fragmented with a large number of industry players. We face competition with other online learning service providers.

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

As of June 30, 2024, we had registered 16 patents, 95 domain names, 332 copyrights (including 47 software copyrights), and 381 trademarks in China.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022 (the “Security Assessment Measures”) to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. Furthermore, the Security Assessment Measures provide that the security assessment for outbound data transfers shall follow principles of the combination of pre-assessment and continuous supervision and the combination of risk self-assessment and security assessment, so as to prevent the security risks arising from outbound data transfers, and ensure the orderly and free flow of data according to the law. For outbound data transfers that have been carried out prior to the implementation of the Security Assessment Measures, if not in compliance with the Security Assessment Measures, rectification shall be completed within 6 months from the implementation of the Security Assessment Measures. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-Border Data Flows (the “Cross-Border Data Flows Measures”), effective on the date of promulgation. The Cross-Border Data Flows Measures provide several exemptions from undergoing data security assessment, obtaining personal information protection certification or entering into standard contract for outbound transfer of personal information for businesses. These exemptions include, among others, the scenario where a data processor, other than a critical information infrastructure operator, has cumulatively transferred overseas personal information, excluding sensitive personal information, of fewer than 100,000 individuals since January 1 of the current year. A data processor, other than a critical information infrastructure operator, shall enter into a standard contract with overseas recipients for the cross-border transfer of personal information or obtain certification for personal information protection if since January 1 of the current year, the data processor has cumulatively transferred to overseas recipients (1) personal information of more than 100,000 but less than 1,000,000 individuals, excluding sensitive personal information, or (2) sensitive personal information of less than 10,000 individuals. The Cross-Border Data Flows Measures also explicitly state that data processors are not required to conduct data security assessment for cross-border transfer of important data if the data has not been notified or published as important data by relevant departments or regions. Considering the nature of our daily operations, we will not trigger outbound data transfer during such daily operations. We do not expect the Security Assessment Measures and the Cross-Border Data Flows Measures to have material impact on our daily operations in respect of the outbound data transfer. However, since the Security Assessment Measures and the Cross-Border Data Flows Measures are newly promulgated, there remains uncertainty as to how the new Measures will be implemented and interpreted by the competent authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The regulatory framework for data security and personal information protection in China is rapidly evolving, and we could face challenges in our continued compliance with the heightened regulatory scrutiny.”

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

On December 31 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation implements, among others, classification and hierarchical management for algorithm recommendation service providers based on various criteria, and stipulates that algorithm recommendation service providers with public sentiment attributes or social mobilizing capability shall conduct security assessment, and file with the CAC within ten business days from the date of providing such services.

On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security promulgated the Administrative Provisions on Deep Synthesis of Internet Information Service, which took effect on January 10, 2023. The “deep synthesis technology” provided in such provisions refers to the technology to generate text, graphics, radio, video, virtual scenes, among others, with the use of deep learning and virtual reality. The Administrative Provisions on Deep Synthesis of Internet Information Service emphasizes that the deep synthesis services shall not be utilized for illegal activities prohibited by laws and regulations, and specifically, the related providers of such deep synthesis services shall, among others, (1) establish and improve control systems in regard to user registration, algorithm review, technological ethic review, information public review, data security, personal information protection, anti-telecom and online fraud, emergency disposal, etc., and maintain safe and controlled technical protection measures; (2) formulate and publicize related management rules and platform pacts, improve service agreements, perform management responsibilities in accordance with laws and agreements, and inform with explicit methods the technical supporters and users of the deep synthesis of their respective information safety obligations. In addition, pursuant to the Administrative Provisions on Deep Synthesis of Internet Information Service, providers of deep synthesis services with public opinion attributes or social mobilization capabilities shall fulfill the filing procedures in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation, and providers of certain deep synthesis services shall conduct security assessment.

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

Regulations on food operation

In accordance with the Food Safety Law of the PRC, or the Food Safety Law, effective on June 1, 2009 and most recently amended on April 29, 2021, and the Administrative Measures for Food Operation Licensing and Record-filing, effective on December 1, 2023, the PRC adopts a licensing system for food manufacturing, food sales or catering services. However, the sale of edible agricultural products and the sale of prepackaged food only, does not need to obtain a license. The sale of prepackaged food only shall be filed with the food safety supervision and management department of the local people’s government at or above the county level for the record. The SAMR shall be responsible for guiding the food operation licensing and record-filing administration nationwide. Local market regulatory authorities at or above the county level shall be responsible for the food operation licensing and record-filing administration within their respective administrative regions.

If the operator of the prepackaged food, fails to submit the filing information as required or fails to update the filing information in case of any change thereto, the local market regulatory authority at or above the county level shall order it to rectify within a specified time limit; failure to do so shall be punished by a fine of not less than RMB2,000 but not more than RMB10,000 shall be imposed thereon. Moreover, providing false information at the time of filing, the local market regulatory authority at or above the county level shall cancel the filing record and impose a fine of not less than RMB5,000 but not more than RMB30,000.

Furthermore, to strengthen the administration of food production and operation, reduce and avoid the harm of unsafe food so as to ensure the health and life safety of the general public, the SAMR promulgated the Administrative Measures for Food Recall, which was latest amened in October 2020. According to the Administrative Measures for Food Recall, food producer or business operator shall, according to the laws, assume primary responsibilities for food safety, by establishing a sound management system, collecting and analyzing food safety information and performing legal duties of the cease of production and operation of as well as recall and disposal of unsafe food, failure to do so may be punished by a fine up to RMB30,000.

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

C. Organizational Structure

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report:

(1)	Beijing Feierlai and Beijing Zhixueduxing are wholly owned by Shenzhen Erwan Education Technology Co., Ltd., an entity owned as to 99.0% by Mr. Peng Li, our founder and chief executive officer, and 1.0% by Ms. Li Meng, mother of Mr. Li.

The following table sets out the details of our subsidiaries and the affiliated entities that are significant to us.

Subsidiaries	Place of Incorporation
Hundreds of Mountains Limited	BVI
Witty Digital Technology Limited	Hong Kong
Rare River Group Limited	Cayman Islands
Rare River Group (BVI) Limited	BVI
Rare River Technology (HK) Limited	Hong Kong
CreaVerse Group Limited	Cayman Islands
CreaVerse Group (BVI) Limited	BVI
CreaVerse Technology (Singapore) Pte. Limited	Singapore
CreaVerse Technology (HK) Limited	Hong Kong
Beijing Liangzizhige Technology Co., Ltd.	PRC
Beijing Ziranzhilu Liquor Industry Co., Ltd.	PRC
Qiniuyouxuan (Beijing) Technology Co., Ltd.	PRC
Beijing Chuangyuqizhi Technology Co., Ltd.	PRC
KELLY’S EDUCATION LIMITED	Hong Kong

Affiliated Entities	Place of Incorporation
Feierlai (Beijing) Technology Co., Ltd.	PRC
Beijing Shijiwanhe Information Consultancy Co., Ltd.	PRC
Beijing Denggaoerge Network Technology Co., Ltd.	PRC
Anhui Denggaoerge Network Technology Co., Ltd.	PRC
Beijing Zhixueduxing Technology Co., Ltd.	PRC

Our Contractual Arrangements

QuantaSing Group Limited is a Cayman Islands holding company with no equity ownership in the VIEs or their subsidiaries and not a Chinese operating company. PRC laws and regulations provide restrictions on foreign investment in certain value-added telecommunication services and other internet related businesses. Accordingly, we conduct certain of our business operations in China, in particular our individual online learning services business, through our relevant WFOEs and the affiliated entities based on a series of contractual arrangements by and among such WFOEs, the VIEs and their nominee shareholder, to comply with the applicable PRC laws and regulations.

Our contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOEs and the contractual arrangements with the VIEs, we have become the primary beneficiary of the VIEs, and, therefore, have consolidated the financial results of the affiliated entities in our consolidated financial statements in accordance with U.S. GAAP.

We carry out our individual online learning services business through the contractual arrangements between Beijing Liangzizhige, Beijing Feierlai and its shareholder. The following is a summary of the currently effective contractual arrangements by and among Beijing Liangzizhige, Beijing Feierlai and its shareholder.

Voting rights proxy agreement. Pursuant to the voting rights proxy agreement dated May 20, 2021 entered into by and among Beijing Liangzizhige, Beijing Feierlai and its shareholder, the shareholder of Beijing Feierlai irrevocably appointed and authorized Beijing Liangzizhige or its designee(s) to act on its behalf as exclusive agent and attorney, to the extent permitted by PRC law, with respect to all matters concerning all equity interests held by such shareholder in Beijing Feierlai, including but not limited to the power to (1) attend shareholders’ meetings, (2) exercise all shareholder’s rights and shareholder’s voting rights that it is entitled under relevant PRC laws and regulations and the articles of association of Beijing Feierlai, including but not limited to the right to sell, transfer or pledge of all the equity interests held in part or in whole, and (3) designate and appoint on its behalf the legal representative, directors, supervisors, chief executive officer and other senior management members of Beijing Feierlai. The voting rights proxy agreement is irrevocable and continuously effective from the execution date until the entire equity interests in Beijing Feierlai have been transferred to Beijing Liangzizhige or its designee pursuant to the exclusive option agreement or unless otherwise agreed to with written consent by all parties.

Equity pledge agreement. Under the equity pledge agreement dated May 20, 2021 entered into by and among Beijing Liangzizhige, Beijing Feierlai and its shareholder, the shareholder of Beijing Feierlai agrees to pledge all of its equity interests in Beijing Feierlai to Beijing Liangzizhige as security for performance of the respective obligations of Beijing Feierlai and its shareholder hereunder and under the exclusive option agreement, the voting rights proxy agreement and the exclusive consultancy and service agreement, and for payment of all the losses and losses of anticipated profits suffered by Beijing Liangzizhige as a result Beijing Feierlai or its shareholder’s defaults. If any of Beijing Feierlai or its shareholder breach its contractual obligations, Beijing Liangzizhige, as the pledgees, may, upon issuing written notice, exercise certain remedy measures, including but not limited to being paid in priority with all pledged equity interests based on monetary evaluation or from the proceeds from auction or sale. The shareholder of Beijing Feierlai agrees that, without Beijing Liangzizhige’s prior written consent, the shareholder of Beijing Feierlai shall not transfer the pledged equity interests or place or permit the existence of any security interests or other encumbrances over the pledged equity interest. Beijing Liangzizhige may assign all or any of its rights and obligations under the share pledge agreement to its designee(s) at any time. The equity pledge agreement pledge will become effective on the date thereof and will remain in effect until the fulfillment of all the obligations hereunder and under the exclusive option agreement, the voting rights proxy agreement and the exclusive consultancy and service agreement and the full payment of all the losses and losses of anticipated profits suffered by Beijing Liangzizhige as a result Beijing Feierlai or its shareholder’s default. We completed the registration of the pledged equity interests in Beijing Feierlai with the competent administration for industry and commerce in May 2021.

Exclusive consultancy and service agreement. Pursuant to the exclusive consultancy and service agreement dated May 20, 2021 entered into by and between Beijing Liangzizhige and Beijing Feierlai, Beijing Liangzizhige has the exclusive right, during the term of the exclusive consultancy and service agreement, to provide or designate its affiliates to provide complete business support and technical and consulting services to Beijing Feierlai. In exchange, Beijing Feierlai shall pay Beijing Liangzizhige in an amount equal to Beijing Feierlai’s revenues minus any turnover tax, total costs incurred by Beijing Feierlai, any provisions for statutory reserves and retained earnings, which should be paid on a quarterly basis. The retained earnings should be zero unless Beijing Liangzizhige agrees in writing for any other amount. Beijing Liangzizhige shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The exclusive consultancy and service agreement shall remain effective for ten years from the execution date and shall be extended for another ten years unless confirmed otherwise in writing by Beijing Liangzizhige within three months prior to the expiration date.

Exclusive option agreement. Under the exclusive option agreement dated May 20, 2021 entered into by and between Beijing Liangzizhige, Beijing Feierlai and its shareholder, the shareholder of Beijing Feierlai irrevocably granted Beijing Liangzizhige an exclusive right to purchase, or designate any third-party to purchase, all or part of the equity interests and assets in Beijing Feierlai at any time in part or in whole at the sole and absolute discretion of Beijing Liangzizhige to the extent permitted by PRC law and at a purchase price equal to the lowest price permitted by the then-applicable PRC law and regulations at the time of exercise of the options. The shareholder of Beijing Feierlai shall give all considerations it received within 10 business days from the exercise of the options to Beijing Liangzizhige or its designee(s) in a legally compliant manner. Without the prior written consent of Beijing Liangzizhige, Beijing Feierlai and/or its shareholder shall not, among others (1) transfer or otherwise dispose of any equity, assets or business of Beijing Feierlai, or create any pledge or encumbrance on any equity, assets or business of Beijing Feierlai, (2) increase or decrease Beijing Feierlai’s registered capital or change its structure of registered capital, (3) sell, transfer, mortgage, or dispose of in any other manner outside of ordinary course of business any assets of Beijing Feierlai or any legal or beneficial interests in the material business or revenues of Beijing Feierlai, or allow any encumbrances thereon of any security interests, (4) enter into any major contracts or terminate any material contracts to which Beijing Feierlai is a party, or enter into any other contract that may result in any conflicts with Beijing Feierlai’s existing materials contacts, (5) carry out any transactions that may substantially affect Beijing Feierlai’s assets, business operations, shareholding structure, or equity investment in third-party entities, (6) appointment or replacement of any director, supervisor, or any management who could be appointed or dismissed by shareholder of Beijing Feierlai, (7) declare or distribute dividends, (8) dissolute or liquate or terminate Beijing Feierlai, (9) amend Beijing Feierlai’s articles of association, or (10) allow Beijing Feierlai to incur any borrowings or loans. This agreement shall become effective on the execution date and remain in effect until all equity interests in Beijing Feierlai have been transferred to Beijing Liangzizhige and/or its designee(s) pursuant to this agreement.

In addition, in May 2024, a similar series of contractual arrangements were entered into by and among Beijing Chuangyuqizhi, one of our WFOEs, Beijing Zhixueduxing and its nominee shareholder, for carrying out certain technology services, such as AI technology.

In the opinion of our PRC counsel, CM Law Firm: (1) the ownership structures of the VIEs and WFOEs are not in any violation of applicable PRC laws and regulations currently in effect; and (2) the contractual arrangements between our WFOEs, the VIEs and their shareholder governed by PRC laws and regulations are currently valid, binding and enforceable and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current PRC laws and regulations. The PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. Investors in our securities (including the ADSs) are not purchasing equity interest in the VIEs in China but, instead, are purchasing equity interest in a holding company incorporated in the Cayman Islands. The contractual arrangements may be less effective from direct ownership in providing us with control over the VIEs or their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our WFOEs and the affiliated entities, and investors in securities (including the ADSs) face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company as a whole and the affiliated entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D. Property, Plants and Equipment

Our principal offices are located in Beijing, China, where we leased premises of approximately 34,700 square meters, with lease terms generally ranging from three months to three years as of June 30, 2024. We also leased offices in Hong Kong of approximately 300 square meters, with lease terms generally ranging from two and half year to three years as of the same date. We lease all the facilities that we currently occupy from unaffiliated third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

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

A. Operating Results

Key Factors Affecting Our Results of Operations

General factors affecting our results of operations

Our business, results of operations and financial condition have been, and are expected to continue to be, subject to the influence of the general factors affecting the overall economy and the industries that we operate in.

We primarily operate in China’s online adult learning market. Our results of operations and financial condition are significantly affected by macroeconomic factors, including China’s economic performance and growth, urbanization level, and per capita disposable income, all of which have an impact on the mass market’s demand for and ability to spend on online learning services and, in turn, China’s online adult learning industry. In addition, as we provided our services to enterprise customers, the macroeconomic factors will also affect, among others the demand for marketing services from financial intermediary enterprises, which in turn affects our results of operations and financial condition.

Our results of operations and financial condition depend significantly on the overall development status of China’s online adult learning industry, including, among others, the awareness of the importance of personal development, the willingness to spend on personal interests, and adoption of online learning platforms among Chinese individuals. In particular, our results of operations and financial condition are driven by technological factors affecting the delivery of online learning services in China, including technologies in live streaming, artificial intelligence, and big data, and the penetration of the mobile internet and devices, all of which influence the online learning experience, the course contents and quality, and the efficiency of course delivery and in turn the offline-to-online transition of adult learning services. Our results of operations and financial condition also depend in part on competitive landscape of the online adult learning industry, and we compete, to some extent, with traditional offline players. Moreover, our results of operations and financial condition are affected by the regulatory regime relating to, among others, our business and operations, our industries, and our technology infrastructure. The PRC government regulates various aspects of our business operations and capital raising activities, including the regulatory approval and licensing requirements for entities providing online learning services and other services, data security and personal information protection, and our oversea capital raising activities in general.

Specific factors affecting our results of operations

In addition to the general factors, we believe that our business, results of operations and financial condition are affected by company-specific factors, including the key factors discussed below:

Ability to attract new registered users and learners

Our revenues have depended significantly on our individual online learning services, and we expect such trend to continue in the near future. We must continue to attract new registered users and learners and increase their engagement on our platforms over time.

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

Our ability to maintain and grow our user and learner base also depend on our ability to develop and offer diversified, high-quality and attractive course offerings. In July 2019, we launched our financial literacy learning services. Since August 2021, we have expanded our course offerings into other adult personal interest courses, which currently included skills upgrading and recreation and leisure courses and have contributed significantly to our recent growth. In the fiscal years ended June 30, 2022, 2023 and 2024, our skills upgrading courses and recreation and leisure courses contributed, in the aggregate, revenues of RMB193.9 million, RMB860.3 million and RMB2,056.9 million (US$283.0 million), respectively, representing 6.8%, 27.9% and 54.2% of our total revenues for the same periods, respectively. We expect that our ability to develop new courses and upgrade existing courses, especially for other adult personal interest courses, and our ability to improve our teaching quality and learner experience with us will play a critical role in deepening our user and learner base.

Ability to convert registered users to paying learners

Our ability to generate revenues depends significantly on our paying learner base, which in turn depends significantly on the effectiveness of our sales and marketing activities in acquiring new registered users and our progressive course mode in attracting users to purchase our premium courses. Once we bring new users onto our platforms, we encourage them to attend our introductory courses, and subsequently, to further purchase and enroll in our premium courses. Substantially all of our paying learners have previously attended our introductory courses. For details, see “—A. Operating Results—Key Operating Metrics.”

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

Ability to effectively price our courses and other services

Our revenues are significantly affected by the level of course fees we charge for our premium courses. Our introductory courses are offered free of charges or, occasionally, for a nominal price, which was generally no more than RMB9.9 as of June 30, 2024. Our ability to price our courses effectively is affected by a number of factors, including, among others, the overall demand for our courses, the quality and effectiveness of our course offerings, and the prices and availability of competing courses. We consider a number of factors in determining the prices of our courses, primarily including our course quality, our service capabilities, and the macroeconomic environment, and we have, from time to time, increased and may continue to increase our course pricing as we continue to upgrade our course offerings. In particular, as we endeavor to offer more courses in skills upgrading and recreation and leisure, we may consider pricing factors different from those of our financial literacy courses, such as the different nature of our target audience for each course and our monetization model. In addition, as we have entered into the consumer business through e-commerce, which has a different business model from that of our individual online learning services, our pricing strategies for such business are instrumental to our ability to successfully monetize such initiatives.

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

Change in service offering mix

We have been experiencing a shift in our service offering mix, particularly in terms of our online course offerings, and, to a much lesser extent, to our new business initiatives such as consumer business. This shift has affected, and is expected to continue to affect, our financial performance, especially our revenue growth and profit margin. Historically, substantially all of our revenues were generated from our online courses in financial literacy. The revenues from skills upgrading courses and recreation and leisure courses have increased significantly since their initial launch in August 2021, accounting for the majority of our total revenues in the fiscal year ended June 30, 2024 compared with financial literacy courses. We expect that revenues from skills upgrading and recreation and leisure will continue to increase both in the absolute amount and as a percentage of our total revenues in the near future. The launch of new courses may be accompanied with fluctuations in our revenues and gross profits, due to the development and the related allocation of our marketing and corporate resources to such courses. The level of returns from sales and marketing activities and the repeat purchase rate among the various subjects of courses also tend to vary depending on the developmental stage of such courses, primarily due to the market acceptance of the relevant courses and the efficiency level of our targeted sales and marketing activities. Furthermore, in early 2023, we began to engage in the consumer business through e-commerce leveraging our existing market position and user base. In the fiscal year ended June 30, 2024, revenue from consumer business was approximately RMB174.0 million (US$23.9 million), we expect such revenue to increase in the near future. The business model, revenue and cost structure and gross profit margin of our consumer business differ from that of our individual online learning services, which may affect our results of operations accordingly. As a result, any future change in our service offering mix or change in profit margin of any business may have a corresponding impact on our overall gross profit margin.

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

Ability to control our operating costs and expenses

Our operating margins depend in part on our ability to control our costs and realize additional operation leverage as we expand. For the fiscal years ended June 30, 2022, 2023 and 2024, our cost of revenues accounted for 14.3%, 12.7% and 14.5% of our total revenues, respectively. A substantial majority of our cost of revenues consists of staff costs and labor outsourcing costs, which were primarily related to our individual online learning services business and the procurement costs in connection with our new consumer business. Historically, we have benefited from the significant scalability of our business model and have been able to control those costs at a relatively low level despite the significant growth in our revenues. Our ability to continue to control our costs largely depends on our ability to increase the economic benefits from the scalability of our business model and utilize advanced technology to optimize our course operations.

In addition, our ability to market our course offerings in a cost-effective manner is critical for us to maintain and improve our operating margins. For the fiscal years ended June 30, 2022 and 2023, we incurred net loss of RMB233.4 million and RMB108.7 million, respectively, primarily due to the large spending on selling and marketing activities. Our sales and marketing expenses accounted for 78.6% and 78.2% of our total revenues in the same corresponding periods, respectively. Our sales and marketing expenses primarily consist of online advertising spending, and to a lesser extent, compensation to our sales and marketing personnel. Our ability to maintain or lower our sales and marketing expenses as a percentage of revenues depends on our ability to improve sales and marketing efficiency, including through the adoption of more effective technological measures, understand learner demands, and introduce more attractive course categories. We expect that our sales and marketing expenses will continue to be the most significant portion of our operating expenses under our existing business model and will continue to increase as the online user acquisition costs increase in general and as we expand our course offerings into new fields. We may also incur increases in other operating expenses due to the expansion of our course offerings and the initiatives of our new business such as our services to enterprise customers.

Key Operating Metrics

We regularly review a number of metrics, including the key metrics presented in the following table, to evaluate our business. Beginning from the fiscal year ended June 30, 2024, we further categorized the courses formerly labelled as “other personal interests” into “skills upgrading” and “recreation and leisure,” to align with our corporate strategies. We have retrospectively raised the relevant categorization for the past fiscal years to reflect this change. The calculation of the key metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors. The following table presents certain key operating data as of/for the periods indicated.

	As of June 30,
	2022	2023	2024
	(in millions)
Registered users
Financial literacy	50.4	65.3	70.6
Skills upgrading	7.3	23.7	41.9
Recreation and leisure	1.1	5.3	15.1
Total registered users	58.8	94.3	127.6
Introductory course learners(1)
Financial literacy	24.0	33.7	40.0
Skills upgrading	3.1	11.9	28.7
Recreation and leisure	0.4	3.1	9.5
Total introductory course learners	27.5	48.7	78.2

	For the fiscal year ended June 30,
	2022	2023	2024
	(in millions, except for percentages)
Paying learners
Financial literacy	1.0	0.9	0.5
Skills upgrading	0.1	0.4	0.9
Recreation and leisure	—	0.1	0.3
Total paying learners	1.1	1.4	1.7
Repeat purchase rate
Financial literacy	54.7%	70.5%	69.1%
Skills upgrading	12.0%	13.0%	34.0%
Recreation and leisure	12.7%	1.3%	26.1%

(1)	We offer our introductory-level courses free of charges or, occasionally, for a nominal price, which was generally no more than RMB9.9 as of June 30, 2024.

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

The following table below sets forth a reconciliation of our revenues to gross billings for the periods indicated.

	For the fiscal year ended June 30,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Revenues of individual online learning services:	2,494,330	2,734,877	3,364,274	462,939
Add: value-added tax	155,851	171,509	194,715	26,794
Add: cost deduction(1)	3,681	—	—	—
Add: ending deferred revenues(2)	531,662	661,360	565,030	77,751
Less: beginning deferred revenues(2)	(427,288)	(531,662)	(661,360)	(91,006)
Gross billings of individual online learning services:	2,758,236	3,036,084	3,462,659	476,478

(1)	Cost deduction represents the costs paid to third-party content providers of certain cooperative personal interest courses, for which we collected tuition fees from learners on behalf of the content providers and recognized revenue on a net basis.

(2)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities.”

Adjusted net income

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net income as an additional non-GAAP financial measure. We define adjusted net income as net (loss)/income excluding share-based compensation and impairment loss on long-lived assets and goodwill. We present this non-GAAP financial measure because our management uses it to evaluate our operating performance. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

This non-GAAP financial measure adjusts for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net (loss)/income or any other measure of performance or as an indicator of our future performance. Investors are encouraged to compare this historical non-GAAP financial measure with the most directly comparable U.S. GAAP measures. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our net (loss)/income to adjusted net income for the periods indicated.

	For the fiscal year ended June 30,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(233,426)	(108,652)	385,527	53,050
Add: share-based compensation	291,429	191,632	27,757	3,820
Add: impairment loss on long-lived assets and goodwill	—	—	10,041	1,382
Adjusted net income	58,003	82,980	423,325	58,252

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

	For the fiscal year ended June 30,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(RMB in thousands, except for percentages)
Individual online learning services
Financial literacy courses	2,300,434	80.2	1,874,627	60.8	1,307,365	179,899	34.4
Skills upgrading courses	158,295	5.5	721,252	23.4	1,661,791	228,670	43.8
Recreation and leisure courses	35,601	1.3	138,998	4.5	395,118	54,370	10.4
Subtotal	2,494,330	87.0	2,734,877	88.7	3,364,274	462,939	88.6
Enterprise services	185,511	6.5	340,934	11.1	247,732	34,089	6.5
Consumer business(1)	—	—	4,816	0.2	173,961	23,938	4.6
Others(2)	188,133	6.5	754	—	9,364	1,289	0.3
Total	2,867,974	100.0	3,081,381	100.0	3,795,331	522,255	100.0

(1)	In early 2023, we began to engage in the consumer business through e-commerce and recognize the related revenues.

(2)	Include primarily revenues from insurance brokerage services for the fiscal year ended June 30, 2022. In early 2022, we ceased our insurance brokerage services business and disposed of it to an affiliate. In September 2023, we acquired Kelly’s Education and began to recognize revenues for online language education for children under “Others.”

Our revenues from individual online learning services primarily consist of course fees we charged our learners from financial literacy and skills upgrading courses and recreation and leisure courses. Learners may elect to subscribe for a course package or a one-off course. We generally collect course fees in advance, which we initially record as contract liabilities. We recognize revenue from sales of our courses ratably over the longer of the corresponding contractual service period of the course and an estimated Average Learning Period of learners ranging from approximately one to three months, starting from the time when the courses can be accessed by learners and the payments from the learners become non-refundable. For our financial literacy courses, we generally offer learners of premium courses a full and unconditional refund within the first three months after their payment and before they unlock the courses. Our contract liabilities do not include any amount that may be refunded in the future before expiration of the full-refund period.

Our revenues from enterprise services primarily consists of leads referral fees we charge financial intermediaries for our marketing services.

Cost of revenues

Costs of revenues primarily consist of labor outsourcing cost and staff costs, and to a lesser extent, procurement costs and third-party service costs. The following table sets forth a breakdown of our cost of revenues by nature, both by absolute amount and as a percentage of our total cost of revenues for the periods indicated.

	For the fiscal year ended June 30,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Labor outsourcing costs	199,848	48.9	168,636	43.1	255,368	35,140	46.4
Staff costs	149,964	36.7	138,923	35.5	87,975	12,106	16.0
Procurement costs	—	—	—	—	91,691	12,617	16.7
Third-party service costs	40,973	10.0	55,978	14.3	56,986	7,842	10.4
Others(1)	17,972	4.4	27,961	7.1	58,290	8,020	10.5
Total	408,757	100.0	391,498	100.0	550,310	75,725	100.0

(1)	Include primarily general office expenses, tax and surcharges, and depreciation and amortization expenses.

Labor outsourcing costs primarily include labor outsourcing service fees to service providers of our outsourced tutors for premium courses. Staff costs primarily include salaries and benefits for our employees responsible for content development, course operations, premium course tutoring, and customer support for premium courses. Third-party service costs primarily include cloud service fees and service fees for third-party payment channels. Procurement costs were primarily related to the cost of goods procurement for our consumer business.

Operating expenses

Our operating expenses primarily consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses, both by absolute amount and as a percentage of our total operating expense for the periods indicated.

	For the fiscal year ended June 30,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	2,254,459	83.7	2,408,464	85.9	2,586,977	355,980	90.2
Research and development expenses	273,484	10.1	219,781	7.8	144,868	19,935	5.1
General and administrative expenses	166,650	6.2	175,246	6.3	125,765	17,306	4.3
Impairment loss on long-lived assets	—	—	—	—	2,652	365	0.1
Impairment loss on goodwill	—	—	—	—	7,389	1,017	0.3
Total	2,694,593	100.0	2,803,491	100.0	2,867,651	394,603	100.0

Taxation

Cayman Islands

QuantaSing Group Limited, our ultimate holding company, was incorporated in the Cayman Islands. Certain of our intermediary holding companies were incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Cayman Islands government that are likely to be material to us, except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands

Certain of our intermediary holding companies, including Hundreds of Mountains Limited, were incorporated in the British Virgin Islands (the “BVI”). All dividends, interest, rents, royalties, compensation and other amounts paid by such entity to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of such entities by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our BVI subsidiaries.

All instruments relating to transfers of property to or by such entity and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our BVI subsidiaries and all instruments relating to other transactions relating to the business of such entity are exempt from payment of stamp duty in the BVI. This assumes that our BVI subsidiaries do not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our BVI subsidiaries or their shareholders.

Hong Kong

KELLY’S EDUCATION LIMITED and certain of our intermediary holding companies, including Witty Digital Technology Limited, were incorporated in Hong Kong. Since the two-tiered profits tax regime took effect on April 1, 2018, the applicable Hong Kong profits tax rate has been 8.25% for assessable profits on the first HK$2.0 million and 16.5% for any assessable profits in excess of HK$2.0 million. During the fiscal years ended June 30, 2022, 2023 and 2024, Hong Kong profits tax was not incurred, as there were no taxable profits derived from Hong Kong.

China

We primarily operate our business in China through our WFOEs and the VIEs and its subsidiaries, which were all incorporated in China. Under the PRC Enterprise Income Tax Law (“EIT Law”), the standard enterprise income tax rate is 25%. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Beijing Liangzizhige was qualified as a HNTE in the calendar year of 2022 and is eligible for a preferential enterprise income tax rate of 15% as an HNTE from 2022 to 2025.

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

To the extent that our subsidiaries and the affiliated entities have undistributed earnings, we will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of June 30, 2022 and 2023, we did not record any withholding tax as the PRC entities were still in accumulated deficit position. In the fiscal year ended June 30, 2024, Beijing Liangzizhige distributed a portion of its retained earnings of approximate US$5.3 million to its holding company in Hong Kong, Witty Digital Technology Limited, and a withholding tax of approximately US$0.3 million was accrued and paid to the relevant tax bureau as of June 30, 2024. If Witty Digital is regarded as a PRC non-resident enterprise and subject to specific conditions, Beijing Liangzizhige may be allowed to pay a 5% withholding tax for any dividends to Witty Digital. In addition, an additional withholding tax expenses were also accrued associated with Beijing Liangzizhige’s remaining undistributed retained earnings, which amounted to RMB11.6 million (US$1.6 million) as of June 30, 2024.

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

	For the fiscal year ended June 30,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Revenues	2,867,974	3,081,381	3,795,331	522,255
Cost of revenues	(408,757)	(391,498)	(550,310)	(75,725)
Gross profit	2,459,217	2,689,883	3,245,021	446,530
Operating expenses:
Sales and marketing expenses	(2,254,459)	(2,408,464)	(2,586,977)	(355,980)
Research and development expenses	(273,484)	(219,781)	(144,868)	(19,935)
General and administrative expenses	(166,650)	(175,246)	(125,765)	(17,306)
Impairment loss on long-lived assets	—	—	(2,652)	(365)
Impairment loss on goodwill	—	—	(7,389)	(1,017)
Total operating expenses	(2,694,593)	(2,803,491)	(2,867,651)	(394,603)
(Loss)/Income from operations	(235,376)	(113,608)	377,370	51,927
Other incomes, net:
Interest income	387	5,328	10,520	1,448
Others, net	19,913	21,313	28,965	3,986
(Loss)/Income before income tax	(215,076)	(86,967)	416,855	57,361
Income tax expenses	(18,350)	(21,685)	(31,328)	(4,311)
Net (loss)/income	(233,426)	(108,652)	385,527	53,050
Net income attributable to noncontrolling interests	—	115	—	—
Net (loss)/income attributable to QuantaSing Group Limited	(233,426)	(108,537)	385,527	53,050
Other comprehensive income/(loss), net	1,839	20,343	(4,869)	(670)
Total comprehensive (loss)/income	(231,587)	(88,309)	380,658	52,380
Net income attributable to noncontrolling interests	—	115	—	—
Comprehensive (loss)/income attributable to QuantaSing Group Limited	(231,587)	(88,194)	380,658	52,380
Net (loss)/income per ordinary share
- Basic	(5.26)	(1.26)	2.34	0.32
- Diluted	(5.26)	(1.26)	2.27	0.31
Non-GAAP financial measures(1)
Gross billings of individual online learning services	2,758,236	3,036,084	3,462,659	476,478
Adjusted net income	58,003	82,980	423,325	58,252

(1)	See “—Non-GAAP Financial Measures.”

Fiscal year ended June 30, 2024 compared to fiscal year ended June 30, 2023

Revenues

Our revenues increased by 23.2% from RMB3,081.4 million for the fiscal year ended June 30, 2023 to RMB3,795.3 million (US$522.3 million) for the fiscal year ended June 30, 2024, primarily due to the increase in revenues from individual online learning services.

●	Revenues from individual online learning services. Our revenues from individual online learning services increased by 23.0% from RMB2,734.9 million for the fiscal year ended June 30, 2023 to RMB3,364.3 million (US$462.9 million) for the fiscal year ended June 30, 2024, primarily due to a significant increase in revenues from skills upgrading courses of RMB940.5 million (US$129.4 million) and recreation and leisure courses of RMB256.1 million (US$35.2 million), partially offset by a 30.3% decrease in revenues from our financial literacy courses of RMB567.3 million (US$78.1 million). This increase in revenues from skills upgrading courses and recreation and leisure courses was primarily driven by our effort to diversify our skills upgrading courses and recreation and leisure courses offerings, which has resulted in an increase in the number of paying learners of these offerings. As we continued to diversify our course offerings and allocated our marketing and corporate resources among various subjects of courses, especially skills upgrading courses and recreation and leisure courses, such resources devoted to our financial literacy courses have declined, which in turn negatively affected our revenues from our financial literacy courses.

●	Revenues from enterprise services. Our revenues from enterprise services decreased by 27.3% from RMB340.9 million for the fiscal year ended June 30, 2023 to RMB247.7 million (US$34.1 million) for the fiscal year ended June 30, 2024, primarily due to decreased revenue from our marketing services provided to an affiliate.

●	Revenues from consumer business. Our revenues from consumer business increased significantly to RMB174.0 million (US$23.9 million) for the fiscal year ended June 30, 2024 from RMB4.8 million for the fiscal year ended June 30, 2023, primarily due to our new consumer business to diversify our revenue streams. In early 2023, we began to engage in the consumer business through e-commerce and recognize relevant revenues, which have contributed to our revenue performance since July 2023.

●	Revenues from other services. Our revenues from other services increased significantly to RMB9.4 million (US$1.3 million) for the fiscal year ended June 30, 2024 from RMB0.8 million for the fiscal year ended June 30, 2023, primarily due to increased revenue from online language education for children provided by Kelly’s Education, which was acquired by us in September 2023.

Cost of revenues

Our cost of revenues increased by 40.6% from RMB391.5 million for the fiscal year ended June 30, 2023 to RMB550.3 million (US$75.7 million) for the fiscal year ended June 30, 2024, primarily due to (1) an increase in labor outsourcing costs of RMB86.7 million (US$11.9 million), and (2) an increase in procurement costs of RMB87.8 million (US$12.1 million) relating to our new consumer business, partially offset by a decrease in staff costs of RMB50.9 million (US$7.0 million) (including a decrease in share-based compensation of RMB12.8 million (US$1.8 million)), resulting from our enhanced employee performance management.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 20.6% from RMB2,689.9 million for the fiscal year ended June 30, 2023 to RMB3,245.0 million (US$446.5 million) for the fiscal year ended June 30, 2024.

Our gross profit margin decreased from 87.3% for the fiscal year ended June 30, 2023 to 85.5% for the fiscal year ended June 30, 2024, primarily due to the relatively lower profit margin of our new business at its early development stage.

Sales and marketing expenses

Our sales and marketing expenses increased by 7.4% from RMB2,408.5 million for the fiscal year ended June 30, 2023 to RMB2,587.0 million (US$356.0 million) for the fiscal year ended June 30, 2024, primarily due to an increase in labor outsourcing costs of RMB247.4 million (US$34.0 million) and an increase in marketing and promotion expenses of RMB212.9 million (US$29.3 million), partially offset by a decrease in staff costs of RMB293.8 million (US$40.4 million) (including a decrease in share-based compensation expenses of RMB54.6 million (US$7.5 million)).

Research and development expenses

Our research and development expenses decreased by 34.1% from RMB219.8 million for the fiscal year ended June 30, 2023 to RMB144.9 million (US$19.9 million) for the fiscal year ended June 30, 2024, primarily due to a decrease in staff costs of RMB72.3 million (US$9.9 million) (including a decrease in share-based compensation expenses of RMB47.2 million (US$6.5 million)).

General and administrative expenses

Our general and administrative expenses increased by 28.2% from RMB175.2 million for the fiscal year ended June 30, 2023 to RMB125.8 million (US$17.3 million) for the fiscal year ended June 30, 2024, primarily due to a decrease in staff costs of RMB43.3 million (US$6.0 million), (including a decrease in share-based compensation expenses of RMB49.2 million (US$6.8 million)) and a decrease in office expenses of RMB19.9 million (US$2.7 million).

Impairment loss on long-lived assets and goodwill

We recorded impairment loss on long-lived assets and goodwill of RMB2.7 million (US$0.4 million) and RMB7.4 million (US$1.0 million), respectively, in the fiscal year ended June 30, 2024, primarily due to the fully impaired intangible assets and goodwill arising from the acquisition of Kelly’s Education, as its performance metrics failed to meet our established expectations.

(Loss)/Income from operations

As a result of the foregoing, we recorded a loss from operations of RMB113.6 million and an income from operations of RMB377.4 million (US$51.9 million) for the fiscal years ended June 30, 2023 and 2024, respectively.

Others, net

We recognized other income/gains, net of RMB21.3 million and RMB29.0 million (US$4.0 million) for the fiscal years ended June 30, 2023 and 2024, respectively. The increase is primarily due to an increased fair value changes of short term-investments of RMB9.2 million (US$1.3 million), which was in line withs our increased short term-investments.

Income tax expense

Our income tax expense increased by 44.5% from RMB21.7 million for the fiscal year ended June 30, 2023 to RMB31.3 million (US$4.3 million) for the fiscal year ended June 30, 2024, due to the growth of the incurred dividend withholding tax on undistributed earnings of RMB11.6 million (US$1.6 million).

Net (loss)/income

As a result of the foregoing, we recorded net loss of RMB108.7 million and net income of RMB385.5 million (US$53.1 million) for the fiscal years ended June 30, 2023 and 2024, respectively.

Fiscal year ended June 30, 2023 compared to fiscal year ended June 30, 2022

Revenues

Our revenues increased by 7.4% from RMB2,868.0 million for the fiscal year ended June 30, 2022 to RMB3,081.4 million for the fiscal year ended June 30, 2023, primarily due to the increase in revenues from individual online learning services.

●	Revenues from individual online learning services. Our revenues from individual online learning services increased by 9.6% from RMB2,494.3 million for the fiscal year ended June 30, 2022 to RMB2,734.9 million for the fiscal year ended June 30, 2023, primarily due to a significant increase in revenues from skills upgrading courses of RMB563.0 million and an increase in revenues from recreation and leisure courses of RMB103.4 million, partially offset by a 18.5% decrease in revenues from our financial literacy courses of RMB425.8 million. This increase in revenues from skills upgrading courses and recreation and leisure courses was primarily driven by our effort to diversify our skills upgrading courses and recreation and leisure courses, which has resulted in an increase in the number of paying learners of these offerings. As we continued to diversify our course offerings and allocated our marketing and corporate resources among various subjects of courses, especially skills upgrading courses and recreation and leisure courses, such resources devoted to our financial literacy courses have declined, which in turn negatively affected our revenues from our financial literacy courses.

●	Revenues from enterprise services. Our revenues from enterprise services increased by 83.8% from RMB185.5 million for the fiscal year ended June 30, 2022 to RMB340.9 million for the fiscal year ended June 30, 2023, primarily due to increased revenue from our marketing services provided to an affiliate, as well as to new customers.

●	Revenues from consumer business. Our revenues from consumer business increased to RMB4.8 million for the fiscal year ended June 30, 2023 from nil for the fiscal year ended June 30, 2022, as we began to engage in new consumer business through e-commerce in early 2023.

●	Revenues from other services. Our revenues from other services decreased by 99.6% from RMB188.1 million for the fiscal year ended June 30, 2022 to RMB0.8 million for the fiscal year ended June 30, 2023, primarily due to the decrease in revenues from insurance brokerage services. In early 2022, we ceased such business and disposed of it to an affiliate.

Cost of revenues

Our cost of revenues decreased by 4.2% from RMB408.8 million for the fiscal year ended June 30, 2022 to RMB391.5 million for the fiscal year ended June 30, 2023, primarily due to a decrease in labor outsourcing costs of RMB31.2 million and a decrease in staff costs of RMB11.0 million, as we optimized our workforce and improved our efficiency in utilizing the relevant labor outsourcing services, partially offset by an increase in third-party service costs of RMB15.0 million which was in line with our business expansion.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 9.4% from RMB2,459.2 million for the fiscal year ended June 30, 2022 to RMB2,689.9 million for the fiscal year ended June 30, 2023.

Our gross profit margin increased from 85.7% for the fiscal year ended June 30, 2022 to 87.3% for the fiscal year ended June 30, 2023, primarily due to the decrease in our labor outsourcing costs and staff costs as a result of our efforts to optimize our operations and achieve better cost management.

Sales and marketing expenses

Our sales and marketing expenses increased by 6.8% from RMB2,254.5 million for the fiscal year ended June 30, 2022 to RMB2,408.5 million for the fiscal year ended June 30, 2023. This increase was primarily due to an increase in marketing and promotion expenses of RMB152.6 million as a result of the increase in marketing and advertising fees paid to third-party social media platforms to attract new learners, which is generally in line with the business growth of our skills upgrading and recreation and leisure courses.

Research and development expenses

Our research and development expenses decreased by 19.6% from RMB273.5 million for the fiscal year ended June 30, 2022 to RMB219.8 million for the fiscal year ended June 30, 2023, primarily due to a significant decrease in share-based compensation expenses of RMB71.5 million.

General and administrative expenses

Our general and administrative expenses increased by 5.2% from RMB166.7 million for the fiscal year ended June 30, 2022 to RMB175.2 million for the fiscal year ended June 30, 2023. This increase was primarily due to an increase in staff costs of RMB10.4 million, including an increase in the share-based compensation to our general and administrative personnel of RMB7.8 million.

Loss from operations

As a result of the foregoing, we recorded a loss from operations of RMB235.4 million and RMB113.6 million for the fiscal years ended June 30, 2022 and 2023, respectively.

Others, net

We recognized other income/gains, net of RMB19.9 million and RMB21.3 million for the fiscal years ended June 30, 2022 and 2023, respectively. The increase is primarily due to an increase in fair value gains of short-term investments of RMB4.3 million as a result of the increase in our short-term investment, partially offset by a decrease in other items of RMB2.9 million primarily due to the fluctuations in super deduction of certain value-added tax.

Income tax expense

Our income tax expense increased by 18.2% from RMB18.4 million for the fiscal year ended June 30, 2022 to RMB21.7 million for the fiscal year ended June 30, 2023, due to the growth of our taxable income.

Net loss

As a result of the foregoing, we recorded net loss of RMB233.4 million and RMB108.7 million for the fiscal years ended June 30, 2022 and 2023, respectively.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated.

	For the fiscal year ended June 30,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	272,636	235,621	282,720	38,903
Net cash (used in)/provided by investing activities	(108,581)	201	(132,784)	(18,271)
Net cash provided by/(used in) financing activities	71,629	247,696	(130,192)	(17,916)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,642	14,336	(3,934)	(541)
Net increase in cash and cash equivalents and restricted cash	241,326	497,854	15,810	2,175
Cash and cash equivalents and restricted cash at the beginning of the period	25,101	266,427	764,281	105,169
Cash and cash equivalents and restricted cash at the end of the period	266,427	764,281	780,091	107,344

To date, we have financed our operating and investing activities primarily through net cash generated by operating activities and cash from historical equity financing activities. As of June 30, 2023 and 2024, our cash and cash equivalents and restricted cash were RMB764.3 million and RMB780.1 million (US$107.3 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits which have original maturities of three months or less and are readily convertible to cash. As of June 30, 2023 and 2024, our short-term investments were RMB166.3 million and RMB246.2 million (US$33.9 million), respectively. Short-term investments include wealth management product, investment in private funds and structured notes, with variable interest rates from financial institutions.

We believe that our current cash and cash equivalents, short-term investments, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. In the future, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital injection and financial activities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our business operations. We cannot assure you that any financing will be available in amounts or on terms acceptable to us, if at all.

As of June 30, 2024, 91.4%, 6.1%, 0.7% and 1.8% of our cash and cash equivalents and restricted cash were held in mainland China, Hong Kong, the United States and Singapore, respectively. As of June 30, 2024, 84.5%, 15.4% and 0.1% of our cash and cash equivalents and restricted cash were denominated in Renminbi, U.S. dollars and Hong Kong Dollars, respectively. As of June 30, 2024, 94.2% and 5.8% of our short-term investment was held in mainland China and Hong Kong, respectively. As of June 30, 2024, 39.9% of cash and cash equivalents and restricted cash and nil of our short-term investments were held by the affiliated entities. Although we consolidate the financial results of the affiliated entities, we only have access to their assets or earnings through our contractual arrangements with the VIEs and its shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

We may make additional capital contributions to our WFOEs, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our WFOEs, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or additional capital contributions to our WFOEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

For the fiscal year ended June 30, 2024, substantially all of our revenues have been in the form of Renminbi, except for certain revenue from Kelly’s Education, which was in the form of Hong Kong Dollars. We expect that our revenues will continue to be substantially in the form of Renminbi in the near future, except for such revenue of Kelly’s Education and from other overseas business initiatives. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our WFOEs are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our WFOEs to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our WFOEs are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In the fiscal year ended June 30, 2024, Beijing Liangzizhige distributed a portion of its retained earnings of approximate US$5.3 million to its holding company in Hong Kong, Witty Digital Technology Limited. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks. As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our WFOEs only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. The PRC government may at its discretion restrict access to foreign currencies for current account transactions or capital account transactions in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chin—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

Operating activities

Our net cash provided by operating activities for the fiscal year ended June 30, 2024 was RMB282.7 million (US$38.9 million), primarily due to net income of RMB385.5 million (US$53.1 million), as adjusted primarily by certain non-cash items, including share-based compensation of RMB27.8 million (US$3.8 million), realized gains from short-term investments of RMB16.0 million (US$2.2 million) and deferred income tax of RMB12.9 million (US$1.8 million), and changes in working capital that positively affected our operating cash flows, including (1) a decrease in operating lease right-of-use assets of RMB25.3 million (US$3.5 million), primarily relating to our improved cost management; and (2) a decrease in amount due from related parties of RMB24.6 million (US$3.4 million), as we collected the service fees receivable from our related parties, partially offset by changes in working capital that negatively affected our operating cash flows, including (1) a decrease in contract liabilities of RMB124.6 million (US$17.1 million) in line with the revenue recognition progress of our individual online learning services; and (2) an increase in prepaid expenses and other current assets of RMB67.6 million (US$9.3 million), primarily due to the increased receivables from third party payment platforms.

Our net cash provided by operating activities for the fiscal year ended June 30, 2023 was RMB235.6 million, primarily due to net loss of RMB108.7 million, as adjusted primarily by certain non-cash items, including share-based compensation of RMB191.6 million, and changes in working capital that positively affected our operating cash flows, including (1) an increase in contract liabilities of RMB123.6 million, primarily due to the increase in course fees collected that had not been recognized as revenues, as a result of the expansion of our skills upgrading and recreation and leisure courses; and (2) an increase in operating lease liabilities of RMB71.0 million, primarily relating to the increase in office space leased to meet our growing business needs, partially offset by changes in working capital that negatively affected our operating cash flows, including (1) an increase in operating lease right-of-use assets of RMB60.1 million primarily relating to the increase in office space leased to meet our growing business needs; (2) an increase in prepayments and other current assets of RMB21.1 million, primarily due to the increase in prepaid other service fees such as prepayment of cloud server hosting fees, prepaid for products of e-commerce business and receivables from third-party payment platforms for course fees from course participants temporarily held by those platforms; (3) an increase in accounts receivable of RMB10.3 million due to our increased enterprise services revenue attributable to our marketing services; and (4) an increase in other non-current assets of RMB10.9 million due to the increase in rent deposit.

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

Investing activities

Our net cash used in investing activities for the fiscal year ended June 30, 2024 was RMB132.8 million (US$18.3 million), primarily due to the net increase of short-term investments in wealth management products of RMB136.6 million (US$18.8 million).

Our net cash provided by investing activities for the fiscal year ended June 30, 2023 was RMB0.2 million, primarily due to proceeds from short-term investments of RMB2,863.8 million due to the redemption of certain wealth management products and investment in private fund and loan repaid by related parties of RMB24.6 million, partially offset by purchase of short-term investments of RMB2,891.5 million representing wealth management products, investment in private fund and structured notes.

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

Financing activities

Our net cash used in financing activities for the fiscal year ended June 30, 2024 was RMB130.2 million (US$17.9 million), primarily attributable to the RMB130.4 million (US$17.9 million) in cash expenditures for the repurchase of ADSs.

Our net cash provided by financing activities for the fiscal year ended June 30, 2023 was RMB247.7 million, primarily due to net proceeds from our initial public offering of RMB245.4 million.

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

Material Cash Requirements

Our material cash requirements as of June 30, 2024 and any subsequent interim period primarily include working capital needs, capital expenditures and operating lease obligations.

Capital expenditures

We made capital expenditures of RMB4.6 million, RMB5.8 million and RMB3.6 million (US$0.5 million) for the fiscal years ended June 30, 2022, 2023 and 2024, respectively. Our capital expenditures primarily consist of computers and electronic equipment, office furniture and equipment, and leasehold improvement. We expect to continue to incur similar capital expenditure in the future as we grow our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

The following table sets forth our operating lease obligations and operating lease commitments as of June 30, 2024.

		For the fiscal year ended June 30,
	Total	2025	2026	2027
	(RMB in thousands)
Operating lease payments	68,533	51,305	15,793	1,435
Total	68,533	51,305	15,793	1,435

Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements as of June 30, 2024.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

For the fiscal years ended June 30, 2022, 2023 and 2024, the Average Learning Period of the learners is estimated to be in the range of approximately one to three months. While we believe our estimates to be reasonable based on the currently available learners’ information, we may revise such estimates in the future according to the change in pattern of the learners’ learning behavior. Any adjustments arising from changes in the estimates of the Average Learning Periods is applied prospectively. Considering that the events or circumstances may change to suggest changes in the estimate made, we assess the Average Learning Period for different courses on an annual basis or more frequently when there is an indicator for changes in circumstances.

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

Revenue Recognition for Inactive Learners

For online community-based training camps, the learners start the learning process by selecting a camp and unlocking the courses in the camp. Our experience shows that a certain portion of learners (the “Inactive Learners”) do not exercise their rights to unlock the training camps and start the learning process, these unexercised rights are referred to as “breakage”. Due to limited historical experience and historical data, we currently cannot make an estimation about the breakage amount expected to be entitled to, so the breakage amount is only recognized as revenue when the likelihood of the learners exercising their rights becomes remote in accordance with ASC 606-10-55-48.

We continuously observe and analyze the behavior of those Inactive Learners after their purchase, to determine when it becomes remote that the learners will start the learning process. No breakage revenue was recognized for the years ended June 30, 2022 and 2023 as the remote condition had not been met. In March 2023, we started to assign long term Inactive Learners to training camps and unlock the courses for them. We recognized breakage revenue of RMB161.5 million for the year ended June 30, 2024 as learner behavior shows that remote condition has been met after the courses were unlocked.

We will be able to estimate the breakage amount expected to be entitled to when it has accumulated sufficient historical experience and data, and will recognize the expected breakage amount as revenue in proportion to the pattern of rights actually exercised by the learners.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Li	42	Chairman of the board, director and chief executive officer
Frank Lin	59	Director
Dong Xie	43	Director and chief financial officer
Xihao Liu	40	Director and senior vice president
Pei Hua (Helen) Wong	53	Independent Director
Hongqiang Zhao	47	Independent Director
Chenyang Wei	51	Independent Director
Chun Wang	34	Senior vice president

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

Pei Hua (Helen) Wong has served as our independent director since January 2023. Ms. Wong is currently the Managing Partner of AC Ventures, an early-stage venture capital firm in Singapore. Before that, she had worked as a Partner in Qiming Ventures from 2014 to 2021, focusing on the TMT sector. Ms. Wong was a founding team member of GGV Capital. She was at GGV Capital from 2001 to 2011. She was ranked by Forbes as one of the top 100 venture capitalists in China in 2018, the top 25 Chinese women venture capitalists from 2017 to 2021, and iResearch as the top 26 Chinese consumer venture capitalists in 2021. Forbes also ranked her as one of three Singaporeans among the Top “50 over 50” in Asia Pacific in 2024. Ms. Wong has more than 20 years of experience in the venture capital industry. Some of her successful unicorn exits include Mobike (acquired by Meituan (HKEX:3690), DeDao (audio platform) and Tudou (video sharing). She also led the investment in Akulaku, a fintech unicorn in Southeast Asia. Ms. Wong received her bachelor’s and master’s degrees in Politics, Philosophy and Economics from Oxford University. She also received an MBA from INSEAD in 1999, and an EMBA degree from Cheung Kong GSB in 2010.

Hongqiang Zhao has served as our independent director since January 2023. Mr. Zhao serves as an independent director of Li Auto, Inc. (Nasdaq: LI; HKEX: 2015) since July 2020, GOGOX Holdings Limited (HKEX: 2246) since June 2022, and HUYA Inc. (NYSE: HUYA) since May 2018, respectively. From June 2018 to May 2023, Mr. Zhao served as an executive director and chief financial officer of Bairong Inc. (HKEX:6608). From October 2014 to October 2015, he served as the chief financial officer of NetEase Lede Technology Co., Ltd Beijing Branch. From December 2012 to December 2015, he served as a vice president of finance at SouFun Holdings Limited (now known as Fang Holdings Limited). He served as an assistant Chief Auditor at the Public Company Accounting Oversight Board in 2009. From August 2001 to February 2009, he worked at KPMG LLP in the United States, with the most recent position being manager audit. Mr. Zhao received a bachelor’s degree in accounting from Tsinghua University in 1999 and a master’s degree in accountancy from The George Washington University in 2001.

Chenyang Wei has served as our independent director since January 2024. Mr. Wei has served as Director of the Tsinghua-Cornell Dual-degree Finance MBA program, Tsinghua University since April, 2024 and Director of China Insurance and Pension Finance Research Center, the National Institute of Financial Research, Tsinghua University PBC School of Finance since April 2019. From December 2016 to March 2019, Mr. Wei served as a senior managing director and chief U.S. economist in Zenity Asset Management Inc., a Silicon Valley-based asset management firm focusing on multi-sector asset allocation in the U.S. financial market. Prior to joining Zenity, Mr. Wei served as a director and head of credit research at AIG from August 2012 to December 2016. From June 2011 to August 2012, Mr. Wei was a senior economist with Federal Reserve Bank of Philadelphia. From 2006 to 2011, Mr. Wei was an economist with Federal Reserve Bank of New York. Mr. Wei is also an independent director of PICC Property and Casualty Company Limited (SEHK: 2328), HSBC Life Insurance Company Limited and Waterdrop Inc. (NYSE: WDH). He also served as an independent director of China Index Holdings Limited from May 2022 to April 2023. Mr. Wei received a bachelor’s degree in finance from Tsinghua University in 1996, a master’s degree in economics from McCombs School of Business, University of Texas at Austin in 2000, and a Ph.D. in finance from Leonard N. Stern School of Business, New York University in 2006.

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

B. Compensation

Compensation of Directors and Executive Officers

In the fiscal year ended June 30, 2024, the aggregate cash compensation to directors and executive officers was approximately RMB11.2 million (US$1.5 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plans.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

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

As of August 23, 2024, there had been no options granted to our directors and executive officers under the 2018 Plan. The following table summarizes, as of August 23, 2024, the number of ordinary shares under outstanding options that we had granted to our directors and executive officers under the 2021 Plan:

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Peng Li	—	—	—	—
Frank Lin	—	—	—	—
Dong Xie	2,360,000	US$0.1 - US$0.4	April 1, 2021 – June 21, 2024	March 31, 2031 - June 20, 2034
Xihao Liu	2,300,000	US$0.1 - US$0.4	July 1, 2020 – June 21, 2024	June 30, 2030 - June 20, 2034
Pei Hua (Helen) Wong	*	US$0.4	December 28, 2023	December 27, 2033
Hongqiang Zhao	*	US$0.4	December 28, 2023	December 27, 2033
Chenyang Wei	*	US$0.4	March 20, 2024	March 19, 2034
Chun Wang	2,000,000	US$0.1 - US$0.4	July 1, 2020 – June 21, 2024	June 30, 2030 - June 20, 2034
All directors and executive officers as a group	6,750,000	N/A	N/A	N/A

*	Less than 1% of our total outstanding ordinary share on an as-converted basis.

As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan and the 2021 Plan is 38,240,745 Class A ordinary shares. As of August 23, 2024, options to purchase a total of 17,383,528 Class A ordinary shares under the 2021 Plan had been granted and outstanding, and 1,872,291 of such options had been exercised. As of August 23, 2024, there had been no options granted under the 2018 Plan. As of August 23, 2024, grantees other than our directors and executive officers above, as a group, held options to purchase an aggregate of 10,633,528 Class A ordinary shares, with exercise prices ranging from US$0.0005 per share to US$0.8 per share.

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

Audit Committee. Our audit committee consists of Mr. Hongqiang Zhao, Ms. Pei Hua (Helen) Wong and Mr. Chenyang Wei. Mr. Hongqiang Zhao is the chairman of our audit committee. We have determined that each of Mr. Hongqiang Zhao, Ms. Pei Hua (Helen) Wong and Mr. Chenyang Wei satisfies the “independence” requirements of the Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Hongqiang Zhao qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Listing Rules.

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

Each executive officer agrees to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information. Each executive officer also agrees to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

Each executive officer agrees that, during his or her term of employment and for a period of one-year after terminating employment with us, such executive officer will not, without our prior written consent, (1) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (2) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (3) seek directly or indirectly, to solicit the services of, or hire or engage any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

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

D. Employees

As of June 30, 2022, 2023 and 2024, we had 2,007, 1,029 and 827 full-time employees, respectively. The following table sets forth the numbers of our full-time employees by functions as of June 30, 2024.

Function:	As of June 30, 2024
	Number	% of total
Course instruction and content development	61	7.4%
Course tutoring	236	28.5%
R&D	170	20.6%
User growth	81	9.8%
Course operations	120	14.5%
General and administrative	159	19.2%
Total	827	100.0%

In addition to our full-time employees, we also engaged certain outsourced personnel, primarily tutors to facilitate the delivery and operation of our courses and enhance our operational efficiency and flexibility. As of June 30, 2024, we had an outsourced workforce of more than 2,200.

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of August 23, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculation in the table below is based on 153,339,010 ordinary shares outstanding as of August 23, 2024, including 103,479,961 Class A ordinary shares and 49,859,049 Class B ordinary shares. Our issued and outstanding ordinary shares do not include treasury ADSs.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A ordinary shares	Class B ordinary shares	% of beneficial ownership†	% of aggregate voting power††
Directors and Executive Officers†††
Peng Li(1)	—	49,859,049	32.5	82.8
Frank Lin(3)	28,600,617	—	18.7	4.8
Dong Xie	*	—	*	*
Xihao Liu	*	—	*	—
Pei Hua (Helen) Wong	*	—	*	—
Chenyang Wei	—	—	—	—
Hongqiang Zhao	*	—	*	—
Chun Wang	1,600,000	—	1.0	—
Directors and executive officers as a group	33,040,231	49,859,049	54.1	87.6

Principal Shareholders:
Even Par Holding Limited(1)	—	49,859,049	32.5	82.8
K2 Entities(2)	23,323,579	—	15.2	3.9
DCM Entities(3)	28,600,617	—	18.7	4.8
GGV Entities(4)	9,154,920	—	6.0	1.5
Qiming Entities(5)	8,253,990	—	5.4	1.4
VM EDU Fund I, L.P.(6)	8,860,167	—	5.8	1.5

*	Represents less than 1% of our total outstanding shares as of August 23, 2024.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after August 23, 2024.

††	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. As of the date of this annual report, holder of each of our Class A ordinary shares is entitled to one vote per share and holder of each of our Class B ordinary shares is entitled to ten votes. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†††	Except as indicated otherwise below, the business address of our directors and executive officers is 2/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China.

(1)	Represents 49,859,049 Class B ordinary shares held by Even Par Holding Limited, a company incorporated in the British Virgin Islands. Even Par Holding Limited is controlled by NICE PAR TRUST, a trust established under a trust deed between Mr. Peng Li as settlor and Vistra Trust (Singapore) Pte. Limited as trustee. Mr. Peng Li is the settlor and the sole beneficiary of NICE PAR TRUST. Under the terms of the trust deed of this trust, Mr. Peng Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Even Par Holdings Limited in QuantaSing Group Limited. Mr. Peng Li is the sole director of Even Par Holdings Limited. The registered address of Even Par Holdings Limited is at the offices of Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 3,181,242 Class A ordinary shares held by K2 EVERGREEN PARTNERS LIMITED (of which 706,242 Class A ordinary shares were held in the form of the ADSs), a company incorporated in Hong Kong, which is wholly-owned by K2 Evergreen Partners L.P., the general partner of which is K2 Evergreen Partners LLC; (ii) 5,035,586 Class A ordinary shares held by K2 FAMILY PARTNERS LIMITED (of which 1,117,911 Class A ordinary shares were held in the form of the ADSs), a company incorporated in Hong Kong, which is wholly-owned by K2 Family Partners L.P. The general partner of K2 Family Partners L.P. is K2 Family Partners GP, L.P., the general partner of which is K2 Family Partners GP, LLC; and (iii) 15,106,751 Class A ordinary shares held by K2 PARTNERS III LIMITED (of which 3,353,727 Class A ordinary shares were held in the form of the ADSs), a company incorporated in Hong Kong, which is wholly-owned by K2 Partners III L.P. The general partner of K2 Partners III L.P. is K2 Partners III GP, L.P., the general partner of which is K2 Partners III GP, LLC. KPartners Limited holds (i) 80% equity and voting power of K2 Evergreen Partners LLC; (ii) 51% equity and voting power of K2 Family Partners GP, LLC; and (iii) 51% equity and voting power of K2 Partners III GP, LLC. The registered address of the K2 entities is Room C, 20/F, Lucky Plaza, 315-321 Lockhart Road, Wanchai, Hong Kong.

(3)	Represents (i) 25,827,787 Class A ordinary shares held by DCM Ventures China Fund (DCM VIII), L.P. (of which 1,083,660 Class A ordinary shares were held in the form of the ADSs), an exempted limited partnership organized under the laws of the Cayman Islands; (ii) 2,136,466 Class A ordinary shares held by DCM VIII, L.P. (of which 89,640 Class A ordinary shares were held in the form of the ADSs), an exempted limited partnership organized under the laws of the Cayman Islands; and (iii) 636,364 Class A ordinary shares held by DCM Affiliates Fund VIII, L.P. (of which 26,700 Class A ordinary shares were held in the form of the ADSs), an exempted limited partnership organized under the laws of the Cayman Islands. The general partner of each of these DCM entities is DCM Investment Management VIII, L.P., the general partner of which is DCM International VIII, Ltd., which is ultimately controlled by Matthew C. Bonner, Andre G. Levi and Frank Lin, a director of our company, and each may be deemed to share voting and dispositive power over the shares held by the DCM entities. Each of the foregoing persons disclaims beneficial ownership of shares held by the DCM entities, except to the extent of any pecuniary interest therein. The registered address of the DCM entities is P.O. Box 268, Floor 4 Willow House, Cricket Square, Grand Cayman KY1-1104, Cayman Islands.

(4)	Represents (i) 8,776,617 Class A ordinary shares in the form of the ADSs held by GGV Discovery I, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, which is ultimately controlled by five individuals, including Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn Brian Solomon and Hans Tung, who have the shared voting and investment control over the shares held by such entity; and (ii) 378,303 Class A ordinary shares in the form of the ADSs held by GGV Capital VI Entrepreneurs Fund L.P., an exempted limited partnership organized under the laws of the Cayman Islands, which is ultimately controlled by five individuals, including Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn Brian Solomon and Hans Tung, who have the shared voting and investment control over the shares held by such entity. The business address of all the GGV entities is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, CA 94025.

(5)	Represents (i) 8,037,117 Class A ordinary shares in the form of the ADSs held by Qiming Venture Partners VI, L.P., an exempted limited partnership organized under the laws of the Cayman Islands; and (ii) 216,873 Class A ordinary shares in the form of the ADSs held by Qiming Managing Directors Fund VI, L.P., an exempted limited partnership organized under the laws of the Cayman Islands. The general partner of Qiming Venture Partners VI, L.P. is Qiming GP VI, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP VI, Ltd., a Cayman Islands limited company. Qiming Corporate GP VI, Ltd. is also the general partner of Qiming Managing Directors Fund VI, L.P. The voting and investment power of the shares held by Qiming Venture Partners VI, L.P. and Qiming Managing Directors Fund VI, L.P. in the company is exercised by Qiming Corporate GP VI, Ltd., which is beneficially owned by Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of Qiming entities is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(6)	Represents 8,860,167 Class A ordinary shares in the form of the ADSs held by VM EDU Fund I, L.P., an exempted limited partnership organized under the laws of the Cayman Islands. The general partner of VM EDU Fund I, L.P. is VM EDU Fund GP, LLC. The registered address of VM EDU Fund I, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

On June 9, 2023, our board of directors authorized a share repurchase program (the “2023 Share Repurchase Program”), under which we may repurchase up to US$20.0 million of the ADSs over the 12 months commencing on June 9, 2023. Pursuant to the 2023 Share Repurchase Program, a total of 3,099,477 ADSs representing 9,298,431 Class A ordinary Shares were repurchased for an aggregate consideration of US$13.2 million from June 9, 2023 to June 8, 2024.

On June 11, 2024, our board of directors authorized a share repurchase program (the “2024 Share Repurchase Program”), under which we may repurchase up to US$20.0 million of the ADSs over the 12 months commencing on June 11, 2024. As of August 23, 2024, a total of 1,617,766 ADSs representing 4,853,298 Class A ordinary Shares had been repurchased for an aggregate consideration of US$3.5 million under the 2024 Share Repurchase Program.

To the best of our knowledge, as of August 23, 2024, a total of 57,933,645 outstanding Class A ordinary shares were held by one record holder in the United States, which is Citibank N.A., the depositary of our ADS program, representing 37.8% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B Related Party Transactions

Contractual Arrangements with the VIEs and Its Shareholder

See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

Related Parties Transactions

In the fiscal years ended June 30, 2022, 2023 and 2024, we entered into certain related party transactions as set forth below.

Marketing services to Beijing Baichuan. We provide marketing services to Beijing Baichuan Insurance Brokerage Limited to facilitate its customer acquisition efforts. Beijing Baichuan paid to us service fees based on the volume of customers acquired through our platforms. Beijing Baichuan is the subsidiary of Beijing ChangYou Star Network Technology Co., Ltd., which has been disposed of in March 2022 to an affiliate of our company controlled by the same group of shareholders as that of our company with the same share ownership structure as ours at that time. Since then, the transactions between Beijing Baichuan and us constitute related party transactions. For the fiscal years ended June 30, 2022, 2023 and 2024, we recorded a total of RMB44.7 million, RMB147.9 million and RMB34.1 million (US$4.7 million) services fees from Beijing Baichuan as revenue. As of June 30, 2024, the amount due from Beijing Baichuan in relation to such service fee was RMB4.5million (US$0.6 million). We expect to continue to provide marketing services to Beijing Baichuan, which has been and will be based on normal terms and conditions and fair and reasonable.

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

QuantaSing Group Limited is a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our WFOEs. PRC regulations may restrict the ability of our WFOEs to pay dividends to us. In June 2024, Beijing Liangzizhige made a cash distribution of US$5.3 million to Witty Digital Technology Limited, its holding company in Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

As of the date of this annual report, QuantaSing Group Limited has not declared or paid any dividends. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

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

Exempted company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we may apply and we have applied for an undertaking from the Clerk of the Cabinet of the Cayman Islands that:

●	no law which is hereinafter enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

●	in addition, no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations, or (ii) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.

The above concessions shall be for a period of 30 years from July 13, 2022.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or Class A ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or Class A ordinary shares.

The discussion below assumes the deposit agreement and any related agreement will be complied with in accordance with its terms.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying Class A ordinary shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for the ADSs will generally not be subject to U.S. federal income tax.

Passive foreign investment company considerations

A non-U. S. corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, if, in the case of any particular fiscal year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and cash equivalents (with certain exceptions) are categorized as passive assets and the company’s unbooked intangibles associated with non-passive business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

In addition, although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their financial results in our consolidated financial statements.

Based on the market price of our ADSs and the composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our fiscal year ended June 30, 2024. Further, if our market capitalization does not increase, based on the current and anticipated composition of our assets, we believe there is a significant risk that we will continue to be treated as a PFIC for future fiscal years. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any fiscal year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Further, if it were determined that we are not the owner of the affiliated entities for U.S. federal income tax purposes, we may be more likely to be a PFIC for subsequent fiscal years. In addition, fluctuations in the market price of the ADSs may increase the risk that we continue to be a PFIC for subsequent fiscal years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other intangibles, may generally be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

Because we believe we were a PFIC for the fiscal year ended June 30, 2024, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder who holds our ADSs or our Class A ordinary shares. The discussion below under “—Dividends” and “—Sale or other disposition of ADSs or Class A ordinary shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current fiscal year or any subsequent fiscal year are discussed below under “—Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including constructive distributions and the amount of any PRC tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes.

Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower rates applicable to “qualified dividend income” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) that is readily tradable on an established securities market in the United States. The ADSs are currently listed on Nasdaq. We believe, but cannot assure you, that the ADSs are and will continue to be considered to be readily tradable on an established securities market in the United States and that we are and will continue to be a qualified foreign corporation with respect to dividends paid on the ADSs. Since our Class A ordinary shares are not listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in future years. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares (regardless of whether such shares are backed by ADSs) or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale or other disposition of ADSs or Class A ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC (see “—PRC Taxation”), such gain may be treated as PRC source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class A ordinary shares, including the availability of foreign tax credits under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or Class A ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a fiscal year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

●	the amount of the excess distribution or gain allocated to the fiscal year of distribution or gain and to any fiscal years in the U.S. Holder’s holding period prior to the first fiscal year in which we are classified as a PFIC (each such fiscal year, a pre-PFIC year) will be taxable as ordinary income; and

●	the amount of the excess distribution or gain allocated to each prior fiscal year, other than the current fiscal year of distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that other fiscal year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other fiscal year.

If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or Class A ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or Class A ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent fiscal year, the ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to ADSs, provided that the ADSs are “regularly traded” (as defined in applicable U.S. Treasury Regulations) on Nasdaq, which is a qualified exchange or other market for these purposes. No assurances may be given regarding whether the ADSs qualify, or will continue to qualify, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each fiscal year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the fiscal year over the U.S. Holder’s adjusted tax basis in such ADSs and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in such ADSs over the fair market value of such ADSs held at the end of the fiscal year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our Class A ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our Class A ordinary shares.

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

As discussed above under “—Dividends,” dividends that we pay on the ADSs or Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year. In addition, if a U.S. Holder owns the ADSs or Class A ordinary shares during any fiscal year that we are a PFIC, the U.S. Holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing the ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or Class A ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, our Class A ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, our Class A ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to its particular circumstances.

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

As of June 30, 2023 and 2024, our cash and cash equivalents, restricted cash and short-term investments denominated in Renminbi were RMB625.7 million and RMB890.6 million, respectively, accounting for 67.2% and 86.8% of our total cash and cash equivalents, restricted cash and short-term investments as of the same time, respectively.

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

Concentration risk

No customers individually represented greater than 10% of our total revenues for the fiscal years ended June 30, 2022, 2023 and 2024. There was one and four customers individually represented more than 10% of our net accounts receivables as of June 30, 2023 and 2024, respectively. Nil and one supplier individually represented more than 10% of our total costs and expenses for the fiscal years ended June 30, 2023 and 2024, respectively.

Credit risk

Financial instruments that potentially expose us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and short-term investment. As of June 30, 2023 and 2024, the most of our cash and cash equivalents and short-term investments were held in major financial institutions located in mainland China and Hong Kong, which our management considered to be of high credit quality.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (file No.: 333-268907) (the “F-1 Registration Statement”) in relation to our initial public offering, which was declared effective by the SEC on January 24, 2023.

As of June 30, 2024, we had used proceeds of RMB11.0 million (US$1.5 million) from our initial public offering for acquisition and capital injection to Kelly’s education, one of our wholly-owned subsidiaries in Hong Kong, to broaden our service offerings and expand our services overseas. We still intend to use the remaining net proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of June 30, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of June 30, 2024, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of June 30, 2024, due to the material weakness identified in our internal control over financial reporting as described below.

Notwithstanding management’s assessment that our internal control over financial reporting was not effective as of June 30, 2024, due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects.

Our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company” as defined in the JOBS Act.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the fiscal years ended June 30, 2022, 2023 and 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have identified one material weakness in our internal controls. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.”

As a company with less than US$1.235 billion in revenue for the fiscal year ended June 30, 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Hongqiang Zhao, an independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer and the chief financial officer. This code is publicly available on our website at http://ir.quantasing.com.

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

	For the fiscal year ended June 30,
	2023	2024
	(RMB in thousands)
Audit fees(1)	14,400	10,350
Tax fees(2)	280	—

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

(2)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.

Our audit committee (or a subcommittee designated by the audit committee) is responsible for pre-approving all audit and permitted non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 9, 2023, our board of directors authorized the 2023 Share Repurchase Program, under which we may repurchase up to US$20.0 million of the ADSs over the 12 months commencing on June 9, 2023. Repurchases under the 2023 Share Repurchase Program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The following table sets forth the details of the repurchases made in accordance with the 2023 Share Repurchase Program during the fiscal year ended June 30, 2024.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of publicly announced plans or programs	Maximum dollar value of ADSs that may yet be purchased under the plans or programs
September 2023	1,161,364	5.9	1,161,364	13,147,678.0
October 2023	147,739	2.5	147,739	12,775,514.8
November 2023	152,688	2.4	152,688	12,407,831.5
December 2023	98,660	2.1	98,660	12,202,901.2
March 2024	1,074,539	3.4	1,074,539	8,527,166.0
April 2024	464,487	3.7	464,487	6,814,858.5

On June 11, 2024, our board of directors authorized the 2024 Share Repurchase Program, under which we may repurchase up to US$20.0 million of the ADSs over the 12 months commencing on June 11, 2024. Repurchases under the 2024 Share Repurchase Program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The following table sets forth the details of the repurchases made in accordance with the 2024 Share Repurchase Program during the fiscal year ended June 30, 2024.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of publicly announced plans or programs	Maximum dollar value of ADSs that may yet be purchased under the plans or programs
June 2024	1,512,549	2.2	1,512,549	16,699,907.4

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

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our company. The insider trading policy establishes guidelines and procedures for the following:

●	No Trading: No Affiliate may purchase or sell any type of security or enter into a binding security trading plan in compliance with Rule 10b5-1 under the Exchange Act, as amended, while in possession of material non-public information. Affiliates in possession of such information may not purchase or sell our securities until the later of (i) the expiration of a 48-hour waiting period following public disclosure of the material information by us, and (ii) the lapse of one full trading day on Nasdaq following such public disclosure. Additionally, affiliates may not trade during limited trading periods, regardless of the possession of material information. All transactions of securities by officers, directors, and key employees must be pre-approved by our compliance officer.

●	Trading Window: The insider trading policy establishes a trading window for officers, directors, employees, or consultants, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the last day of each fiscal quarter. Trading during the trading window does not provide a safe harbor, and affiliates must comply with all policies.

●	No Tipping: No Affiliate may directly or indirectly disclose any material information to anyone who trades in our securities.

●	Confidentiality: No Affiliate may communicate any material information to anyone outside our company under any circumstances unless approved by the compliance officer in advance, or to anyone within our company other than on a need-to-know basis.

●	No Comment: No Affiliate may discuss any internal matters or developments of our company with anyone outside our company, except as required in the performance of regular corporate duties. Unless expressly authorized to do otherwise, if an affiliate receives any inquiries about us or our securities from any press, investment analyst, investor or other outsiders, or any requests for comments or interviews, they should decline to comment and direct the inquiry or request to the compliance officer or any other office designated by the chief executive officer.

●	Corrective Action: If any information that may be considered material information is inadvertently disclosed, any Affiliate with knowledge of the disclosure should notify the compliance officer immediately.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

Item 16K. Cybersecurity.

Risk Management and Strategy

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

We currently do not engage third parties such as assessors, consultants or auditors for assessing, identifying or managing our risks from cybersecurity threats in our day-to-day operations. However, we will consult with the legal advisor from time to time to comply with relevant cybersecurity laws. As of the date of this annual report, we have not experienced any cybersecurity threats that materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Governance

We have established data security management committee, which is generally responsible for assessing and managing our cybersecurity risks, and we have formulated emergency policies for cybersecurity incidents. We also have in-house security engineer, which is a certified information security professional, to implement and oversee our cybersecurity measures. As of the date of this annual report, we have not experienced material cybersecurity incidents.

Our routine cybersecurity governance primarily comprises three aspects, including decision-making, cybersecurity management and compliance. Our data security management committee is responsible for overseeing our cybersecurity risks and routine decision-making. Departments under our product development center are responsible for the specific cybersecurity management tasks, including product, technology, maintenance and operations and big data departments, to leverage their professional expertise in the responsible areas and implement relevant security procedures in our day-to-day operations. Our legal and compliance department is responsible for tracking the latest developments in relevant laws and regulations, reviewing relevant service agreements and overseeing the compliance status of our products and services. In the event of material cybersecurity incident, the relevant personnel and departments shall report to our board of directors, which shall review the status and authorize the emergency procedures. Our data security management committee shall be responsible for leading and coordinating the implementation of emergency procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 27, 2023)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
2.3	Deposit Agreement dated January 24, 2023, by and among the Registrant, the depositary and the owners and holders of American depositary shares issued thereunder (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 27, 2023)
2.4	Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated December 20, 2022 (incorporated herein by reference to Exhibit 4.4 to our registration statement on Form F-1 (file no. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
2.5*	Description of Securities
4.1	English translation of Exclusive Consultancy and Service Agreement among Beijing Liangzizhige Technology Co., Ltd. and Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021 (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.2	English translation of Equity Pledge Agreement among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021 (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.3	English translation of Exclusive Option Agreement among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021 (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.4	English translation of Voting Rights Proxy Agreement issued among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated as of May 20, 2021 (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.5	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.6	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.7	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.8	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.9*	English translation of Exclusive Consultancy and Service Agreement among Beijing Chuangyuqizhi Technology Co., Ltd. and Beijing Zhixueduxing Technology Co., Ltd. dated May 8, 2024
4.10*	English translation of Equity Pledge Agreement among Beijing Chuangyuqizhi Technology Co., Ltd., Beijing Zhixueduxing Technology Co., Ltd. and the shareholder of Beijing Zhixueduxing Technology Co., Ltd. dated May 8, 2024

4.11*	English translation of Exclusive Option Agreement among Beijing Chuangyuqizhi Technology Co., Ltd., Beijing Zhixueduxing Technology Co., Ltd. and the shareholder of Beijing Zhixueduxing Technology Co., Ltd. dated May 8, 2024
4.12*	English translation of Voting Rights Proxy Agreement issued among Beijing Chuangyuqizhi Technology Co., Ltd., Beijing Zhixueduxing Technology Co., Ltd. and the shareholder of Beijing Zhixueduxing Technology Co., Ltd. dated as of May 8, 2024
8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1	Code of business conduct and ethics (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 27, 2023)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of CM Law Firm
15.4	Consent of Frost & Sullivan (incorporated herein by reference to Exhibit 99.3 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
97*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUANTASING GROUP LIMITED

By:	/s/ Peng Li
Name:	Peng Li
Title:	Chief Executive Officer

Date: August 29, 2024

QUANTASING GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of QuantaSing Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QuantaSing Group Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss)/income, of changes in invested deficit / shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

August 29, 2024

We have served as the Company’s auditor since 2021.

QUANTASING GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of June 30,
	Note	2023	2024	2024
		RMB	RMB	US$ Note 2(e)

ASSETS
Current assets:
Cash and cash equivalents		764,281	779,931	107,322
Restricted cash		-	160	22
Short-term investments	11	166,303	246,195	33,878
Accounts receivable, net	5	12,251	16,676	2,295
Amounts due from related parties	19	29,116	4,488	618
Inventory, net		-	6,345	873
Prepayments and other current assets	6	136,681	275,549	37,917
Total current assets		1,108,632	1,329,344	182,925

Non-current assets:
Property and equipment, net	7	7,409	6,569	904
Long-term investments	12	-	9,010	1,240
Operating lease right-of-use assets	10	84,009	58,889	8,103
Deferred tax assets	13	2,084	847	117
Other non-current assets		21,296	21,360	2,939
Total non-current assets		114,798	96,675	13,303

TOTAL ASSETS		1,223,430	1,426,019	196,228

QUANTASING GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of June 30,
	Note	2023	2024	2024
		RMB	RMB	US$ Note 2(e)
LIABILITIES
Current liabilities:
Accounts payables (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB62,094 and RMB61,888 as of June 30, 2023 and 2024, respectively)	8	62,094	62,066	8,541
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB124,532 and RMB151,918 as of June 30, 2023 and 2024, respectively)	9	171,160	190,508	26,215
Income tax payable (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB8,794 and RMB9,642 as of June 30, 2023 and 2024, respectively)		8,794	20,399	2,807
Contract liabilities, current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB517,213 and RMB380,548 as of June 30, 2023 and 2024, respectively)		517,213	385,227	53,009
Advance from customers (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB144,397 and RMB159,806 as of June 30, 2023 and 2024, respectively)		144,397	162,257	22,327
Operating lease liabilities, current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB21,425 and RMB23,782 as of June 30, 2023 and 2024, respectively)	10	41,092	49,099	6,756
Total current liabilities		944,750	869,556	119,655

Non-current liabilities:
Contract liabilities, non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB7 and RMB11,365 as of June 30, 2023 and 2024, respectively)		7	11,365	1,564
Operating lease liabilities, non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB23,786 and RMB6,317 as of June 30, 2023 and 2024, respectively)	10	52,840	16,989	2,338
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of nil as of June 30, 2023 and 2024, respectively)	13	-	11,625	1,600
Total non-current liabilities		52,847	39,979	5,502

TOTAL LIABILITIES		997,597	909,535	125,157

Commitments and contingencies	21

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 430,000,000 shares authorized, 115,759,408 and 119,595,046 shares issued and 115,759,408 and 103,776,127 shares outstanding as of June 30, 2023 and June 30, 2024, respectively)	16	78	81	11
Class B ordinary shares (US$0.0001 par value; 70,000,000 shares authorized, 49,859,049 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively)	16	34	34	5
Treasury stock	16	-	(109,257)	(15,034)
Additional paid-in capital		1,171,092	1,192,474	164,090
Accumulated other comprehensive income		22,182	17,313	2,382
Accumulative deficit		(969,688)	(584,161)	(80,383)
TOTAL QUANTASING GROUP LIMITED SHAREHOLDERS’ EQUITY		223,698	516,484	71,071
Non-controlling interests		2,135	-	-
TOTAL SHAREHOLDERS’ EQUITY		225,833	516,484	71,071

TOTAL LIABILITIES, AND SHAREHOLDERS’ EQUITY		1,223,430	1,426,019	196,228

The accompanying notes are an integral part of these consolidated financial statements.

QUANTASING GROUP LIMITED

Consolidated Statements of Operations and Comprehensive (Loss)/INCOME

(All amounts in thousands, except for share data and per share data, or otherwise noted)

		For the years ended June 30,
	Note	2022	2023	2024	2024
		RMB	RMB	RMB	US$ Note 2(e)

Revenues (including revenue from related parties of RMB44,710, RMB147,921 and RMB34,107 for the years ended June 30, 2022, 2023 and 2024, respectively)	2(v)	2,867,974	3,081,381	3,795,331	522,255
Cost of revenues		(408,757)	(391,498)	(550,310)	(75,725)
Gross Profit		2,459,217	2,689,883	3,245,021	446,530
Operating expenses:
Sales and marketing expenses		(2,254,459)	(2,408,464)	(2,586,977)	(355,980)
Research and development expenses		(273,484)	(219,781)	(144,868)	(19,935)
General and administrative expenses		(166,650)	(175,246)	(125,765)	(17,306)
Impairment loss on long-lived assets		-	-	(2,652)	(365)
Impairment loss on goodwill		-	-	(7,389)	(1,017)
Total operating expenses		(2,694,593)	(2,803,491)	(2,867,651)	(394,603)
(Loss)/Income from operations		(235,376)	(113,608)	377,370	51,927
Other income:
Interest income		387	5,328	10,520	1,448
Others, net	14	19,913	21,313	28,965	3,986
(Loss)/Income before income tax		(215,076)	(86,967)	416,855	57,361
Income tax expense	13	(18,350)	(21,685)	(31,328)	(4,311)
Net (Loss)/Income		(233,426)	(108,652)	385,527	53,050
Net loss attributable to non-controlling interests		-	115	-	-
Net (loss)/income attributable to QuantaSing Group Limited		(233,426)	(108,537)	385,527	53,050
Allocation of accretion of Predecessors’ preferred shares		(22,655)	-	-	-
Accretion of the Company’s preferred shares		(2,987)	(22,379)	-	-
Net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited		(259,068)	(130,916)	385,527	53,050

Net (loss)/income		(233,426)	(108,652)	385,527	53,050
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax		1,839	20,343	(4,869)	(670)
Total other comprehensive income/(loss)		1,839	20,343	(4,869)	(670)
Total comprehensive (loss)/income		(231,587)	(88,309)	380,658	52,380
Comprehensive loss attributable to non-controlling interests		-	115	-	-
Comprehensive (loss)/income attributable to QuantaSing Group Limited		(231,587)	(88,194)	380,658	52,380

Net (loss)/income per ordinary share
—Basic	18	(5.26)	(1.26)	2.34	0.32
—Diluted	18	(5.26)	(1.26)	2.27	0.31
Weighted average number of ordinary shares used in computing net (loss)/income per share
—Basic	18	49,270,950	103,948,398	164,998,649	164,998,649
—Diluted	18	49,270,950	103,948,398	170,045,651	170,045,651

Share-based compensation expenses included in	15
Cost of revenues		(27,583)	(26,486)	(13,651)	(1,878)
Sales and marketing expenses		(86,682)	(51,742)	2,902	399
Research and development expenses		(120,558)	(49,046)	(1,887)	(260)
General and administrative expenses		(56,606)	(64,358)	(15,121)	(2,081)

The accompanying notes are an integral part of these consolidated financial statements.

QUANTASING GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN INVESTED DEFICIT / SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share data and per share data, or otherwise noted)

		Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in	Accumulated other comprehensive income/	Accumulated	Parent Company’s investment	Non- controlling	Total invested deficit / shareholders’ (deficit)/
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	(loss)	deficit	deficit	interests	equity
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of July 1, 2021		-	-	-	-	-	-	-	-	-	(279,506)	-	(279,506)
Issuance of the Company’s shares upon the completion of the reorganization	1(b)	600,000	-	54,042,638	32	-	-	-	-	(660,099)	(1,106)	-	(661,173)
Share-based compensation	15	-	-	-	-	-	-	72,921	-	-	218,508	-	291,429
Parent Company’s contribution	1(b)	-	-	-	-	-	-	-	-	-	94,978	-	94,978
Dividend to Parent Company upon disposal of a subsidiary to shareholders	1(b)	-	-	-	-	-	-	-	-	-	(500)	-	(500)
Re-designation of Class B ordinary shares to Class A ordinary shares of the Company		4,183,589	3	(4,183,589)	(3)	-	-	-	-	-	-	-	-
Accretion of the Company’s preferred shares	17	-	-	-	-	-	-	(2,987)	-	-	-	-	(2,987)
Net loss		-	-	-	-	-	-	-	-	(201,052)	(32,374)	-	(233,426)
Currency translation differences		-	-	-	-	-	-	-	1,839	-	-	-	1,839
Share-based awards to employees of related parties	15	-	-	-	-	-	-	10,365	-	-	-	-	10,365
Deemed dividends to Parent Company in connection with the share-based awards to employees of related parties	15	-	-	-	-	-	-	(10,365)	-	-	-	-	(10,365)
Balance as of June 30, 2022		4,783,589	3	49,859,049	29	-	-	69,934	1,839	(861,151)	-	-	(789,346)

Balance as of July 1, 2022		4,783,589	3	49,859,049	29	-	-	69,934	1,839	(861,151)	-	-	(789,346)
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	16	9,750,000	7	-	-	-	-	235,455	-	-	-	-	235,462
Issuance of ordinary shares upon exercise of underwriters’ over-allotment option	16	382,188	-	-	-	-	-	9,984	-	-	-	-	9,984
Automatic conversion of preferred shares into ordinary shares upon IPO		100,843,631	68	-	-	-	-	686,471	-	-	-	-	686,539
Vesting of restricted shares	15	-	-	-	5	-	-	(5)	-	-	-	-	-
Share-based compensation	15	-	-	-	-	-	-	191,632	-	-	-	-	191,632
Accretion of the Company’s preferred shares	17	-	-	-	-	-	-	(22,379)	-	-	-	-	(22,379)
Capital contribution from non-controlling interests		-	-	-	-	-	-	-	-	-	-	2,250	2,250
Net loss		-	-	-	-	-	-	-	-	(108,537)	-	(115)	(108,652)
Currency translation differences		-	-	-	-	-	-	-	20,343	-	-	-	20,343
Balance as of June 30, 2023		115,759,408	78	49,859,049	34	-	-	1,171,092	22,182	(969,688)	-	2,135	225,833

Balance as of June 30, 2023		115,759,408	78	49,859,049	34	-	-	1,171,092	22,182	(969,688)	-	2,135	225,833
Issuance of ordinary shares for share incentive plan	16	3,835,647	3	-	-	(3,835,647)	(3)	-	-	-	-	-	-
Cancellation of ordinary shares	16	(9)	-	-	-	-	-	-	-	-	-	-	-
Repurchase of American depositary shares (“ADSs”)	16	-	-	-	-	(13,836,078)	(118,498)	-	-	-	-	-	(118,498)
Exercise of share options	15	-	-	-	-	1,852,806	9,244	(6,260)	-	-	-	-	2,984
Share-based compensation	15	-	-	-	-	-	-	27,757	-	-	-	-	27,757
Disposal of non-controlling interests		-	-	-	-	-	-	(115)	-	-	-	(2,135)	(2,250)
Net income		-	-	-	-	-	-	-	-	385,527	-	-	385,527
Currency translation differences		-	-	-	-	-	-	-	(4,869)	-	-	-	(4,869)
Balance as of June 30, 2024		119,595,046	81	49,859,049	34	(15,818,919)	(109,257)	1,192,474	17,313	(584,161)	-	-	516,484

The accompanying notes are an integral part of these consolidated financial statements.

QUANTASING GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share data and per share data, or otherwise noted)

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$ Note 2(e)

Cash flows from operating activities:
Net (loss)/income	(233,426)	(108,652)	385,527	53,050
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Fair value changes of short-term investments	(3)	(40)	(2,446)	(337)
Reversal of allowance for expected credit losses	(239)	(46)	(48)	(7)
Depreciation of property and equipment	4,016	3,714	4,546	626
Amortization of intangible assets	6,579	-	468	64
Impairment loss on long-lived assets and goodwill	-	-	10,041	1,382
Loss on disposal of property, equipment and intangible assets	124	-	10	1
Share of profit from equity method investments, net of income tax	-	-	(2)	-
Realized gains from short-term investments	(4,891)	(9,195)	(16,004)	(2,202)
Share-based compensation	291,429	191,632	27,757	3,820
Deferred income tax (benefit)/expense	(1,446)	(2,084)	12,862	1,770
Changes in operating assets and liabilities:
Accounts receivable	55,351	(10,268)	(4,377)	(602)
Amounts due from related parties	(23,202)	(6,108)	24,628	3,389
Prepayments and other current assets	(4,480)	(21,121)	(67,624)	(9,305)
Operating lease right-of-use assets	(14,573)	(60,092)	25,286	3,479
Accounts payables	2,633	16,916	(28)	(4)
Accrued expenses and other current liabilities	61,046	62,370	14,109	1,941
Income tax payable	5,035	1,496	11,605	1,597
Contract liabilities	99,511	123,622	(124,603)	(17,146)
Advance from customers	17,888	(6,692)	15,415	2,121
Operating lease liabilities, current portion	9,203	24,761	7,858	1,081
Operating lease liabilities, non-current portion	4,624	46,274	(35,851)	(4,933)
Inventory, net	-	-	(6,345)	(873)
Other non-current assets	(2,543)	(10,866)	(64)	(9)
Net cash provided by operating activities	272,636	235,621	282,720	38,903

QUANTASING GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB in thousands, except for share data and per share data, or otherwise noted)

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$ Note 2(e)

Cash flows from investing activities:
Purchase of short-term investments	(976,700)	(2,891,452)	(5,162,236)	(710,347)
Proceeds from short-term investments	873,700	2,863,828	5,025,644	691,552
Purchase of long-term investments	-	-	(6,563)	(903)
Purchase of property and equipment	(4,560)	(5,756)	(3,639)	(501)
Investment income from short-term investments	4,891	9,195	16,004	2,202
Cash paid for business combination, net of cash received	-	-	(1,998)	(275)
Disposal of subsidiaries	14,126	2,000	-	-
Disposal of property and equipment	-	-	4	1
Loan provided to related parties	(129,427)	(2,243)	-	-
Loan repaid by related parties	109,389	24,629	-	-
Net cash (used in)/ provided by investing activities	(108,581)	201	(132,784)	(18,271)

Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares upon the completion of IPO (net of RMB15,917 issuance costs paid)	-	235,462	-	-
Proceeds from issuance of ordinary shares upon exercise of underwriters’ over-allotment option	-	9,984	-	-
Proceeds from/(cash paid for) noncontrolling interests	-	2,250	(2,250)	(310)
Repurchase of ADSs	-	-	(130,409)	(17,945)
Proceeds from exercise of share options	-	-	2,467	339
Contribution from Predecessors	94,978	-	-	-
Proceeds from loans from Predecessors	122,833	-	-	-
Repayment of loans to Predecessors	(146,182)	-	-	-
Net cash provided by/(used in) financing activities	71,629	247,696	(130,192)	(17,916)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,642	14,336	(3,934)	(541)
Net increase in cash, cash equivalents and restricted cash	241,326	497,854	15,810	2,175
Cash and cash equivalents at beginning of the year	25,101	266,427	764,281	105,169
Including:
Cash and cash equivalents at beginning of the year	25,101	266,427	764,281	105,169
Cash, cash equivalents and restricted cash at end of the year	266,427	764,281	780,091	107,344
Including:
Cash and cash equivalents at end of the year	266,427	764,281	779,931	107,322
Restricted cash at end of the year	-	-	160	22
Supplemental disclosure of cash flow information
Cash paid for income tax	(14,761)	(22,273)	(6,861)	(944)
Non-cash investing and financing activities
Consideration receivable as a result of disposal of subsidiaries	2,000	-	-	-
Changes in payables for purchase of property and equipment	-	198	(198)	(27)
Accretion of the Company’s preferred shares	(2,987)	(22,379)	-	-
Purchase of long-term investments with non-cash service consideration	-	-	(2,445)	(336)

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

The Company’s predecessors were Witty network Limited (“Witty network”, or “WN”), and EW Technology Limited (“EW”) (collectively referred to as the “Predecessors”), both of which were incorporated in the Cayman Islands. The Company (and its Predecessors prior to the reorganization), through its subsidiaries and the consolidated variable interest entities (“VIEs”) for which the Company (and its Predecessors) has a controlling financial interest and is the primary beneficiary (together, the “Group”), is principally engaged in the operation of an online platform to provide individual online learning services to the individual learners and enterprise services to financial intermediary enterprises (the “Listing Businesses” or the “Learning service and others”) in the People’s Republic of China (the “PRC”, references to “PRC” are to the People’s Republic of China, excluding, for the purposes of the financial statements only, Taiwan, Hong Kong and Macau). In early 2023, the Group began to engage in consumer business through e-commerce.

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

Main subsidiaries and consolidated VIEs of WN included:

	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic interest		Principal activities

Wholly owned subsidiaries:
Beijing Erwan Technology Limited (“Beijing Erwan”, or the “WN WFOE”)	March 27, 2017	The PRC	100%		Investment holding

VIEs:
Feierlai (Beijing) Technology Limited (“Beijing Feierlai”, or the “VIE 1”, or the “VIE” after the Reorganization)	July 27, 2016	The PRC	100	%*	Listing Businesses
Beijing Dianfengtongdao Technology Limited (“Beijing Dianfeng”, or the “WN VIE”)	April 25, 2017	The PRC	100	%*	Listing Businesses, Old Business

*	WN WFOE had 100% of beneficial interests in these consolidated VIEs.

EW was incorporated on April 15, 2021. EW, together with its subsidiaries and the consolidated VIEs (collectively, the “EW Group”) are established to enable a reorganization, through which they assumed the Listing Businesses previously operated by WN Group (the “Step 1 Reorganization”).

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

To effect the Step 1 Reorganization, the following steps were undertaken:

(a)	During the period from February to May 2021, EW, through its subsidiaries in the BVI and Hong Kong, created a subsidiary, Beijing Liangzizhige Technology Limited (“Beijing Liangzi”, or the “EW WFOE”, or the “WFOE”) in the PRC.

(b)	On May 20, 2021, the EW WFOE, VIE 1, and legal shareholder of VIE 1, which is an entity controlled by Mr. Peng Li, the founder of the Group (the “Founder”), entered into a series of new contractual arrangements, which enables EW WFOE to consolidate VIE 1.

(c)	Certain key employees, contracts, operating assets and liabilities of the WN WFOE, WN VIE and its subsidiaries related to Listing Businesses were transferred to EW WFOE and VIE 1. However, there continued to have small amount of Listing Businesses in WN Group after May 2021.

(d)	EW issued ordinary shares and preferred shares on May 31, 2021 to mirror the number and terms of ordinary shares and preferred shares originally issued by WN. EW also issued share options to mirror the number of the share options originally granted by WN (Refer to Note 15 for the modification of the vesting terms of the share options).

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

To effect the Step 2 Reorganization, the following steps were undertaken:

(a)	On March 1, 2022, the VIE 1 disposed of its interest in Baichuan to an entity controlled by the Founder, who in turn was holding the interest in this subsidiary on behalf of all shareholders of the Company.

(b)	On May 16, 2022, EW transferred all equity interest in its BVI subsidiary, which holds EW WFOE and controlling financial interest in VIE 1 and its subsidiaries, to the Company. As a result, the Company in return became the ultimate holding company of the subsidiaries and the consolidated VIE conducing the Listing Businesses.

(c)	The portion of the Listing Businesses remained in WN Group (including those operated through WN WFOE, WN VIE and its subsidiaries) was also transferred to the Company’s subsidiaries and the consolidated VIE (including its subsidiaries).

(d)	On May 31, 2022, certain ordinary shares and preferred shares of the Company were issued in connection with the Step 2 Reorganization to mirror the number and terms of ordinary shares and preferred shares originally issued by EW. The share options of the Company were also issued in connection with the Step 2 Reorganization to mirror the number and vesting terms of the share options originally granted by EW.

The Step 2 Reorganization was completed on May 31, 2022.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

As of June 30, 2024, the Company’s major subsidiaries, the VIEs and VIEs’ subsidiaries are as follows:

	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities

Wholly owned subsidiaries (offshore):
Hundreds of Mountains Limited	March 22, 2021	The BVI	100%	Investment holding
Witty Digital Technology Limited	March 29, 2021	Hong Kong	100%	Investment holding
Rare River Group Limited	February 6, 2024	Cayman Islands	100%	Investment holding
Rare River Group (BVI) Limited	February 8, 2024	The BVI	100%	Investment holding
Rare River Technology (HK) Limited	March 6, 2024	Hong Kong	100%	Investment holding
CreaVerse Group Limited	February 6, 2024	Cayman Islands	100%	Investment holding
CreaVerse Group (BVI) Limited	February 8, 2024	The BVI	100%	Investment holding
CreaVerse Technology (Singapore) Pte. Limited	February 26, 2024	Singapore	100%	Investment holding
CreaVerse Technology (HK) Limited	March 11, 2024	Hong Kong	100%	Investment holding
Wholly owned subsidiaries (onshore):
Beijing Liangzizhige Technology Limited. (the “EW WFOE”, or the “WFOE 1”)	March 19, 2021	The PRC	100%	Technical consulting and related service
Beijing Chuangyuqizhi Technology Co., Ltd. (the “WFOE 2”)	April 26, 2024	The PRC	100%	Technical consulting and related service
Beijing Ziranzhilu Liquor Industry Co., Ltd.	April 26, 2024	The PRC	100%	Consumer business
Qiniuyouxuan (Beijing) Technology Co., Ltd.	March 23, 2023	The PRC	100%	Consumer business
VIEs:
Feierlai (Beijing) Technology Co., Ltd. (“Beijing Feierlai”, or the “VIE 1”)	July 27, 2016	The PRC	100%*	Online learning services
Beijing Zhixueduxing Technology Co., Ltd. (the “VIE 2”)	March 23, 2023	The PRC	100%*	Technology service
VIEs’ subsidiaries:
Beijing Shijiwanhe Information Consulting Limited	August 28, 2019	The PRC	100%*	Online learning services
Beijing Denggaoerge Network Technology Limited	December 24, 2020	The PRC	100%*	Online learning services
Anhui Denggaoerge Network Technology Co., Ltd.	February 12, 2023	The PRC	100%*	Online learning services

*	The WFOEs have 100% of beneficial interests in the consolidated VIEs (including their subsidiaries).

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

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The assets and liabilities are generally stated at historical carrying amounts. Those assets and liabilities that are specifically related to the Listing Businesses are included in the Group’s consolidated balance sheets. Income tax payable is calculated on a separate return basis as if the Group had filed separate tax returns. The Group’s statement of operations and comprehensive (loss)/income consists of all the revenues, costs, and expenses of the Listing Businesses, including allocations to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by the Predecessors but related to the Listing Businesses. These allocated costs and expenses are primarily related to office rental expenses, office utilities, information technology support and certain corporate functions, including senior management, finance, legal and human resources, as well as share-based compensation expenses.

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

The following tables set forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from the Predecessors for the years ended June 30, 2022:

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

Upon the date of completion of the Step 2 Reorganization, the following equity line items were initially recognized as follows: (i) ordinary shares based on par value of the shares; (ii) preferred shares based on the portion of the historical carrying value of the Predecessors’ preferred shares attributable to the Listing Businesses using a relative fair value method; (iii) the accumulated deficit was presented based on Listing Businesses’ historical earnings or losses; and (iv) with the amounts allocated to ordinary shares and preferred shares, the debit was recorded in the accumulated deficit. Refer to Note 16 and Note 17 for details of ordinary shares and preferred shares.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

In computing basic and diluted (loss)/income per share for the year ended June 30, 2022, the Reorganization was accounted for in a manner similar to a stock split or stock dividend. Thus, the number of the ordinary shares and preferred shares newly issued by the Company was retrospectively included since the beginning of the earliest period presented or the original issuance date of particular classes of shares by Predecessors, whichever is later, for the purpose of calculating the loss per ordinary share for the period before completion of the Reorganization. Accretion and deemed dividend incurred by Predecessors’ preferred shares were allocated to the Listing Businesses based on the relative fair value of the Listing Businesses and the Predecessors group. Refer to Note 18 for details.

For purposes of presentation in the consolidated statements of cash flows for the year ended June 30, 2022, the cash flow from Predecessors to support the Listing Businesses is presented as contribution from Predecessors or Proceeds from loans from Predecessors depending on whether they were agreed to be waived by Predecessors, which is included in cash flows from financing activities.

Intra-Group Equity Transaction

During the year ended June 30, 2024, for the purpose of business expansion and diversification strategies, the Group undertook corporate restructuring, involving: (i) the equity transfer of Qiniuyouxuan (Beijing) Technology Co., Ltd. from VIE 1 to Beijing Ziranzhilu Liquor Industry Co., Ltd., executed through a two-step procedure; (ii) subsequent to the equity transfer of VIE3 from VIE1 to its current legal shareholder, WFOE 2, VIE3 and its current legal shareholder (the same shareholder as VIE1) entered into a similar series of contractual arrangements, enabling WFOE2 to consolidate VIE 2.

(c)	Variable interest entity (including the portion of Listing Businesses in the WN VIE before the Reorganization)

(1)	Summary of the VIE contractual arrangements (the “VIE Contractual Agreements”)

The Company’s subsidiary Beijing Liangzizhige Technology Limited, or the WFOE 1, has entered into a series of contractual arrangements with the VIE 1 and its shareholder, Shenzhen Erwan Education Technology Limited, an entity controlled by the Founder, which were effective in May 2021. In addition, the Company’s subsidiary Beijing Chuangyuqizhi Technology Co., Ltd., or the WFOE 2, has entered into a similar series of contractual arrangements with VIE 2 and its shareholder, Shenzhen Erwan Education Technology Limited, which were effective in May 2024. These contractual agreements are collectively referred to as the VIE Contractual Agreements. Through the VIE Contractual Agreements, the Company is able to consolidate the financial statements of the VIEs and receives substantially all its economic benefits and residual returns. Prior to the VIE Contractual Agreements, the WN WFOE also entered into similar contractual arrangements with the VIE 1 and WN VIE, and their shareholders, the terms of which are substantially the same as the VIE Contractual Agreements. The contractual agreements among WN WFOE, VIE 1 and its shareholder were terminated immediately before the effectiveness of the VIE Contractual Agreements.

Voting Rights Proxy Agreements

Pursuant to the voting rights proxy agreement entered into by and among the WFOEs, the VIEs and their shareholders, the shareholders of the VIEs irrevocably appointed and authorized the WFOEs or their designees to act on their behalf as exclusive agent and attorney, to the extent permitted by PRC law, with respect to all matters concerning all equity interests held by such shareholders in the VIEs, including but not limited to the power to (1) attend shareholders’ meetings, (2) exercise all shareholder’s rights and shareholder’s voting rights that they are entitled under relevant PRC laws and regulations and the articles of association of the VIEs, including but not limited to the right to sell, transfer, pledge or dispose of all the equity interests held in part or in whole, and (3) designate and appoint on their behalf the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIEs. The voting rights proxy agreements are irrevocable and continuously effective from the execution date until the entire equity interests in the VIEs have been transferred to the WFOEs or their designee pursuant to the exclusive option agreement or unless otherwise agreed to with written consent by all parties.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Exclusive consultancy and service agreements

Pursuant to the exclusive consultancy and service agreements entered into by and between the WFOEs and the VIEs, the WFOEs have the exclusive right, during the term of the exclusive consultancy and service agreements, to provide or designate their affiliates to provide complete business support and technical and consulting services to the VIEs. In exchange, the VIEs shall pay the WFOEs in an amount equals to the VIEs’ revenues minus any turnover tax, total costs incurred by the VIEs, any provisions for statutory reserves and retained earnings, which should be paid on a quarterly basis. The retained earnings should be zero unless the WFOEs agrees in writing for any other amount. The WFOEs have the right to adjust the above service fee at their sole discretions without prior consent of the VIEs. The WFOEs shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The exclusive consultancy and service agreements shall remain effective for ten years from the execution date and shall be extended for another ten years unless confirmed otherwise in writing by the WFOEs within three months prior to the expiration date.

Exclusive option agreements

Under the exclusive option agreements entered into by and between the WFOEs, the VIEs and its shareholders, the shareholders of the VIEs irrevocably granted the WFOEs an exclusive right to purchase, or designate any third-party to purchase, all of its equity interests in the VIEs at any time in part or in whole at the sole and absolute discretion of the WFOEs to the extent permitted by PRC law and at a purchase price equal to the lowest price permitted by the then-applicable PRC law and regulations at the time of exercise of the options. The shareholders of the VIEs shall give all considerations they received within 10 days from the exercise of the options to the WFOEs or its designee(s). Without the prior written consent of the WFOEs, the VIEs and/or their shareholders shall not, among others (1) transfer or otherwise dispose of any equity, assets or business of the VIEs, or create any pledge or encumbrance on any equity, assets or business of the VIEs, (2) increase or decrease the VIEs’ registered capital or change its structure of registered capital, (3) sell, transfer, mortgage, or dispose of in any other manner outside of ordinary course of business any assets of the VIEs or any legal or beneficial interests in the material business or revenues of the VIEs, or allow any encumbrances thereon of any security interests, (4) enter into any major contracts or terminate any material contracts to which the VIEs are one of the parties, or enter into any other contract that may result in any conflicts with the VIEs’ existing materials contacts, (5) carry out any transactions that may substantially affect the VIEs’ assets, business operations, shareholding structure, or equity investment in third-party entities, (6) appointment or replacement of any director, supervisor, or any management who could be appointed or dismissed by shareholders of the VIEs, (7) declare or distribute dividends, (8) dissolute or liquate or terminate the VIEs, (9) amend the VIEs’ articles of association, or (10) allow the VIEs to incur any borrowings or loans. These agreements shall remain in effect until all equity interests in the VIEs have been transferred to the WFOEs and/or their designee(s) pursuant to this agreement.

Equity pledge agreements

Under the equity pledge agreements entered into by and among the WFOEs, the VIEs and their shareholders, the shareholders of the VIEs agree to pledge all of its equity interests in the VIEs to the WFOEs as security for performance of the respective obligations of the VIEs and their shareholders hereunder and under the exclusive option agreements, the voting rights proxy agreements and the exclusive consultancy and service agreements, and for payment of all the losses and losses of anticipated profits suffered by the WFOEs as a result of the VIEs or their shareholders’ defaults. If any of the VIEs or their shareholders breach their contractual obligations, such WFOEs, as the pledgees, may, upon issuing written notice, exercise certain remedy measures, including but not limited to being paid in priority with all pledged equity interests based on monetary evaluation or from the proceeds from auction or sale. The shareholders of the VIEs agree that, without the WFOEs’ prior written consent, the shareholders of the VIEs shall not transfer the pledged equity interests or place or permit the existence of any security interests or other encumbrances over the pledged equity interest. The WFOEs may assign all or any of their rights and obligations under the share pledge agreements to their designee(s) at any time. The equity pledge agreements pledge will become effective on the date thereof and will remain in effect until the fulfillment of all the obligations hereunder and under the exclusive option agreements, the voting rights proxy agreements and the exclusive consultancy and service agreements and the full payment of all the losses and losses of anticipated profits suffered by the relevant WFOEs as a result the VIEs or their shareholders’ default.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(2)	Risks in relation to the VIE structures

The Group’s business is conducted through the VIEs (including their subsidiaries, and including the portion of Listing Businesses in the WN VIE and its subsidiaries) of the Group, of which the Company (and its Predecessors before the Reorganization) is the ultimate primary beneficiary. The Company has concluded that (i) the ownership structure of the VIEs is not in violation of any applicable PRC laws or regulations currently in effect and (ii) each of the VIEs Contractual Agreements is valid, binding, and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIEs Contractual Agreements and the legal structure to be in violation of any existing or future PRC laws or regulations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leveraging the contractual arrangements to operate certain business in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with the VIEs and the Group’s ability to conduct business through the VIEs could be severely limited.

In addition, if the Group’s corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

●	revoke the business licenses and/or operating licenses of the Group’s PRC entities;

●	impose fines;

●	confiscate any income that they deem to be obtained through illegal operations, or impose other requirements with which the Group may not be able to comply;

●	discontinue or place restrictions or onerous conditions on the Group’s operations;

●	place restrictions on the right to collect revenues;

●	shut down the Group’s servers or block the Group’s mobile app;

●	require the Group to restructure ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the ability to consolidate, derive economic interests from the VIEs and their subsidiaries;

●	restrict or prohibit the use of the proceeds from financing activities to finance the business and operations of the VIEs and their subsidiaries; or

●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIEs. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect, and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, it may lead to changes in PRC laws, regulations, and policies or in the interpretation and application of existing laws, regulations, and policies, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the shareholders of the VIEs fail to perform their obligations under those arrangements. In addition, shareholders of the VIEs are PRC holding entities beneficially owned by the Founder, chairman of the board of directors and chief executive officer of the Company. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIEs depend on shareholder enforcing the contracts. There is a risk that shareholders of VIEs, who in some cases are also shareholders of the Company may have conflict of interests with the Company in the future or fails to perform their contractual obligations. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

The Group’s operations depend on the VIEs to honor their contractual agreements with the Group and the enforceability, and therefore the benefits, of the contractual agreements also depends on the authorization by the shareholder of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are enforceable against each party thereto in accordance with their terms and applicable PRC laws or regulations currently in effect and the possibility that it will no longer be able to be the primary beneficiary and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

In accordance with VIEs Contractual Agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as the ultimate primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the paid-in capital of the VIEs amounting to approximately nil and nil as of June 30, 2023 and 2024, as well as certain non-distributable statutory reserves amounting to approximately RMB1,568 and RMB9,387 as of June 30, 2023 and 2024. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain business in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The VIEs holds assets with no carrying value in the consolidated balance sheet that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIEs include self-developed App named QiNiu (rebranded from KuaiCai), QianChi (rebranded from BanCai) and JiangZhen, self-developed courses.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The following consolidated financial information of the VIEs after the elimination of inter-company transactions between the VIEs and the subsidiaries of the VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of June 30,
	2023	2024
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	422,076	311,071
Short-term investments	50,213	-
Accounts receivable, net	12,203	16,083
Amounts due from related parties	29,116	4,488
Amounts due from intra-Group companies	-	149,820
Inventory, net	-	6
Prepayments and other current assets	123,734	180,818
Total current assets	637,342	662,286
Property and equipment, net	2,646	1,330
Operating lease right-of-use assets	41,654	26,848
Deferred tax assets	2,084	847
Other non-current assets	12,347	10,945
Total non-current assets	58,731	39,970
TOTAL ASSETS	696,073	702,256
Accounts payables	62,094	61,888
Accrued expenses and other current liabilities	124,532	151,918
Amounts due to intra-Group companies	17,000	32,714
Income tax payable	8,794	9,642
Contract liabilities, current portion	517,213	380,548
Advance from customers	144,397	159,806
Operating lease liabilities, current portion	21,425	23,782
Total current liabilities	895,455	820,298
Contract liabilities, non-current portion	7	11,365
Operating lease liabilities, non-current portion	23,786	6,317
Total non-current liabilities	23,793	17,682
TOTAL LIABILITIES	919,248	837,980

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB

Revenues:
- earned from third-party customers	2,822,508	2,933,413	3,752,463
- earned from a related party	44,710	147,921	34,107
Total revenues	2,867,218	3,081,334	3,786,570

Cost of revenues and operating expenses
- arising from non intra-Group transactions	(2,576,144)	(2,701,287)	(3,052,384)
- arising from the intra-Group technical consulting and related service under VIE Contractual Agreements	(230,281)	(392,174)	(673,373)
Total cost of revenues and operating expenses	(2,806,425)	(3,093,461)	(3,725,757)

Net (loss)/income	62,712	(15,092)	69,773

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB

Cash flows from operating activities:
Net cash provided by transactions with third parties	495,719	548,728	644,984
Net cash used in transactions with intra-Group companies related to technical consulting and related service under VIE Contractual Agreements	(239,597)	(415,703)	(713,732)
Net cash provided by operating activities	256,122	133,025	(68,748)

Cash flows from investing activities:
Net cash (used in)/provided by transactions with third parties	(31,836)	9,786	56,305
Net cash (used in)/provided by transactions with related parties	(5,912)	24,386	-
Net cash (used in)/provided by transactions with intra-Group companies*	(155,960)	155,960	(141,984)
Net cash (used in)/provided by investing activities	(193,708)	190,132	(85,679)

Cash flows from financing activities:
Net cash provided by/(used in) transactions with Predecessors	(3,691)	-	-
Net cash used in transactions with third parties	-	(1,530)	(2,250)
Net cash provided by/ (used in) transactions with intra-Group companies	-	17,000	45,672
Net cash provided by/ (used in) financing activities	(3,691)	15,470	43,422

*	During the year ended June 30, 2022, the VIEs transferred RMB155,960 of its excess cash to the WFOEs for cash management purpose, which have been fully collected during the year ended June 30, 2023. During the year ended June 30, 2024, the VIEs transferred RMB141,984 of its excess cash to certain subsidiaries to support their business.

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

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the consolidated VIEs (including the VIEs’ subsidiaries).

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, and the right to receive benefit from the entity that could potentially be significant to the entity, and therefore the Company or its subsidiaries shall be deemed to have a controlling financial interest in the entity and is the primary beneficiary of the entity.

All significant intercompany transactions and balances between the Company, its wholly owned subsidiaries and the consolidated VIEs have been eliminated upon consolidation.

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

Accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition based on the estimated average learning period of the learners, standalone selling price of each distinct performance obligation in revenue recognition, estimate of refund liabilities, recognition of breakage revenue from inactive learners, variable consideration in revenue recognition, provision of credit losses of receivables, inventory write down, fair value of short-term investments and long term investments, initial measurement of leases, depreciation and amortization of long-lived assets, impairment of long-lived assets, the valuation allowance of deferred tax assets, as well as the valuation and recognition of share-based compensation arrangements. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

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

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive (loss)/income.

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

The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income/(loss) in the consolidated statement of changes in invested equity and a component of other comprehensive income/(loss) in the consolidated statement of operations and comprehensive (loss)/income.

(e)	Convenience translation

Translations of the consolidated balance sheet, the consolidated statement of operations and comprehensive (loss)/income and the consolidated statement of cash flows from RMB into US$ as of and for the year ended June 30, 2024 are solely for the convenience of the readers and have been calculated at the rate of US$1.00=RMB7.2672, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate on June 30, 2024, or at any other rate.

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

To estimate expected credit losses, in accordance with ASC Topic 326, the Group has identified the relevant risk characteristics of its customers and the counterparties and the related accounts receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

(h)	Inventories

Inventories, consisting of products available for sale, are recorded at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable selling cost. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in cost of revenues in the consolidated statements of operations and comprehensive (loss)/income.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(i)	Fair value measurement

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

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

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other receivables, accounts payables, and accrued expenses and other current liabilities approximates their fair values because of their short-term nature. Operating lease liabilities are measured at amortized cost using discounted rates reflected time value of money, thus the carrying amount approximates its fair value. The Group’s short-term investments mainly consisted of wealth management products which contain variable returns, and are measured at fair value (Note 2(j)). For investments in preferred shares that provide the Group redemption rights, the Group elected the fair value option in accordance with ASC Topic 825 (Note 2(o)).

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

The Group’s non-financial assets, such as property and equipment, intangible assets and goodwill, would be measured at fair value only if they were determined to be impaired.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(j)	Short-term investments

Short-term investments include (i) wealth management products with variable interest rates or principal non-guaranteed issued by certain financial institutions; (ii) investment in private fund with variable returns which is redeemable on demand after certain lock-up period; (iii) investment in structured notes with principal not protected and with variable returns referenced to performance of underlying assets issued by financial institutions. In accordance with ASC 825, Financial Instruments, for financial products with variable returns referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected in the consolidated statements of operations and comprehensive (loss)/income as investment income and included in “others, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.

(k)	Prepayments and other current assets

Prepayments and other current assets mainly consist of prepayments for promotion fees and other service fees, prepaid input value-added tax, deposits, and receivables from third party payment platforms (see Note 6). Prepayments and other current assets are stated at the historical carrying amount net of the allowance for credit losses. The Group reviews other assets on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. Other assets are written off when they are determined to be uncollectible.

(l)	Property and equipment, net

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

Category	Estimated useful life

Leasehold improvement	Shorter of the lease term or estimated economic life
Computer and electronic equipment	3 years
Furniture and mechanical equipment	5 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included in the consolidated statements of operations and comprehensive (loss)/income.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(m)	Intangible assets

Intangible assets are carried at cost, less accumulated amortization and impairment, if any. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives, which is as follows:

Category	Estimated useful life

Insurance brokerage license	52 months
Software	1 year to 2 years
Brand name	5 years

(n)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis (June 30 for the Group) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

The Group first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

Based on the results of the quantitative goodwill impairment test, a full impairment charge in goodwill of RMB7,389 (US$1,017) was recorded in the consolidated statements of operations and comprehensive (loss)/income for the year ended June 30, 2024. After the impairment provision, the carrying value of goodwill was reduced to nil as of June 30, 2024.

(o)	Long-term investments

Investments accounted for at fair value

For investments in preferred shares that provide the Group redemption rights, the Group elected the fair value option in accordance with ASC Topic 825. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded on consolidated statements of operations and comprehensive (loss)/income in “Others, net”.

Investment in a partnership enterprise

Where consolidation is not appropriate, the Group applies the equity method of accounting that is consistent with ASC 323 “Investments - Equity Method and Joint Ventures” to the investments in limited partnerships. For the investments in limited partnerships, the equity method of accounting for investments is generally appropriate for accounting by limited partners. According to ASC 323-30-S99-1, the investments in all limited partnerships should be accounted for pursuant to paragraph 970-323-25-6. That guidance requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” Investments of more than 3 to 5 percent are generally viewed to be more than minor. The Group’s share of the investee’s profit and loss is recognized in the consolidated statements of operations and comprehensive (loss)/income of the period.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The Group continually reviews its investment in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds.

(p)	Impairment of long-lived assets other than goodwill

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

During the year ended June 30, 2024, the Group recorded long-lived assets impairment of RMB2,652 (US$365) related to the intangible asset arisen from the business combination.

(q)	Operating Lease

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

(r)	Treasury stock

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stock account on the consolidated balance sheets. Treasury stock is shown separately in the shareholders’ equity before the ultimate disposition of those shares acquired. When the treasury shares are reissued, the Group reduces treasury shares at an amount equal to its cost, and record the reissuance gain in additional paid-in capital; in the case of reissuance loss, the Group record the reissuance loss in additional paid-in capital to the extent of prior reissuance gains, the remaining is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. At retirement or cancellation of the treasury stock, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stock over the aggregate par value is charged to retained earnings.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(s)	Net (loss)/income per ordinary share

Basic net (loss)/income per ordinary share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net (loss)/income per ordinary share, the weighted average number of ordinary shares is adjusted by the effect of potential dilutive ordinary shares, including ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted net (loss)/income per ordinary share when inclusion of such effect would be anti-dilutive.

The shares repurchased by the Company are excluded from the number of shares outstanding for purposes of computing basic and diluted net (loss)/income per ordinary share in accordance with ASC 260.

(t)	Non-controlling interests

The Group’s consolidated financial statements include entities in which the Company has a controlling financial interest. Earnings or losses attributable to non-controlling interest shareholders of its subsidiaries and VIEs are classified separately as “non-controlling interests” in the Company’s consolidated statements of operations and comprehensive (loss)/income.

(u)	Business combination and business disposal

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred.

Consideration transferred in a business combinations are measured at the fair value as of the date of acquisition. Where the consideration in an acquisition includes contingent consideration, and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive (loss)/income.

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary. For a disposal of business under common control, the Group reports the transfer as a disposal pursuant to ASC 360-10, and any difference between the proceeds received by the transferring entity and the book value of the disposal group (after impairment included in earnings, if any) would be recognized as a capital transaction and no gain or loss would be recorded in the consolidated statements of operations and comprehensive (loss)/income.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(v)	Revenue recognition

The Group is principally engaged in the operation of an online platform to provide individual online learning services to the individual learners and enterprise services to financial intermediary enterprises in the PRC.

Under ASC 606, the Group determined revenue recognition through the following steps:

-	Identification of the contract, or contracts, with a customer;

-	Identification of the performance obligations in the contract;

-	Determination of the transaction price, including the constraint on variable consideration;

-	Allocation of the transaction price to the performance obligations in the contract;

-	Recognition of revenue when (or as) the Group satisfies a performance obligation.

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

The Group earns its revenues primarily by providing: (i) self-operated online learning services of premium courses to learners through its own online platforms and cooperated online learning services; (ii) enterprise services, including marketing and referral services to insurance intermediaries and securities brokerage firms; (iii) consumer business; and (iv) others.

(i)	Online learning services

The online learning services provided by the Group principally include online financial literacy courses, skills upgrading courses and recreation and leisure courses.

As the Group’s revenue from other personal interest courses increased significantly, the Group changed its presentation of revenues to split other personal interest courses into skills upgrading courses and recreation and leisure courses, and retrospectively applied the presentation change for all periods presented.

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

The Group considers a portfolio of relevant data, where available, when estimating the Average Learning Period of the learners for each individual online course, including the weighted-average number of days between the learners’ first and last access to the course contents, and the weighted average total hours spent by the learners to learn the course. The Group believes that considering these factors enables it to determine the best estimation of the time period during which the learners access the online course content and therefore the service period over which the Group provides services to the learners. For the years ended June 30, 2022, 2023 and 2024, the Average Learning Period of the learners is estimated to be in the range of approximately one to three months. While the Group believes its estimates to be reasonable based on the currently available learners’ information, it may revise such estimates in the future according to the change in pattern of the learners’ learning behavior. Any adjustments arising from changes in the estimates of the Average Learning Periods is applied prospectively. Considering that the events or circumstances may change to suggest changes in the estimate made, the Group assesses the Average Learning Period for different courses on an annual basis or more frequently when there is an indicator for changes in circumstances.

For online community-based training camps, the learners start the learning process by selecting a camp and unlocking the courses in the camp. The Group’s experience shows that a certain portion of learners (the “Inactive Learners”) do not exercise their rights to unlock the training camps and start the learning process, these unexercised rights are referred to as “breakage”. Due to limited historical experience and historical data, the Group currently cannot make an estimation about the breakage amount expected to be entitled to, so the breakage amount is only recognized as revenue when the likelihood of the learners exercising their rights becomes remote in accordance with ASC 606-10-55-48.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The Group continuously observes and analyzes the behavior of those Inactive Learners after their purchase, to determine when it becomes remote that the learners will start the learning process. No breakage revenue was recognized for the years ended June 30, 2022 and 2023 as the remote condition had not been met. In March 2023, the Group started to assign long term Inactive Learners to training camps and unlock the courses for them. The Group recognized breakage revenue of RMB161,467 for the year ended June 30, 2024 as learner behavior shows that remote condition has been met after the courses were unlocked.

The Group will be able to estimate the breakage amount expected to be entitled to when it has accumulated sufficient historical experience and data, and will recognize the expected breakage amount as revenue in proportion to the pattern of rights actually exercised by the learners.

Cooperated online learning services

During the year ended June 30, 2022, the Group generates revenue from cooperated online learning service by providing a platform through JiangZhen, through which third party online learning service providers can offer their learning services to individual learners. The Group enters into contracts with the learners and also the third-party learning service providers. The Group is only responsible for referring the individual learners to the service provider, while the third-party learning service provider is responsible for developing the course content, delivering the online courses, providing customer support, and providing maintenance of servers allowing the users to access the contents. The Group determines that it is not the principal to the individual learners in this business and revenue is recognized on a net basis at the point in time when the referral service is completed.

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

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(iii)	Consumer business

Consumer business revenues are primarily derived from sales of products for the years ended June 30, 2023 and 2024. In early 2023, the Group began to engage in consumer business through e-commerce, selling products like Chinese Baijiu and wellness products. The Group records the gross amount of product sales and related costs when the Group acts as a principal and is responsible for fulfilling the promise to provide the specified products. Revenues are recognized when control of the promised products is transferred to end customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the products sold.

(iv)	Others

Other revenues mainly consist of brokerage commission income from insurance brokerage services for the year ended June 30, 2022. The Group provides insurance brokerage services distributing various health and life insurance products on behalf of insurance companies (its customers). As an agent of the insurance company, the Group sells insurance policies on behalf of the insurance company and earns brokerage commissions determined as a percentage of premiums paid by the insured. The Group has identified its promise to sell insurance policies on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. For the variable considerations, the Group only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur. The Group no longer provided such service subsequent to the disposal of insurance brokerage services business in March 2022.

Other revenues for the year ended June 30, 2024 are primarily derived from online language education for children provided by Kelly’s Education Limited, which was acquired in September 2023. Each contract of language learning service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Learning fee is generally collected in advance and is initially recorded as contract liability. The revenue is recognized proportionately as the learning sessions are delivered.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)	The effects of a significant financing component have not been adjusted for contracts which the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)	The Group expenses the costs to obtain a contract as incurred when the expected amortization period is one year or less.

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

Revenue recognized during the years ended June 30, 2022, 2023 and 2024 that was included in the contract liabilities balances at July 1, 2021, 2022 and 2023 amounted to approximately RMB267,729, RMB384,729 and RMB517,213, respectively.

As of June 30, 2024, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB396,592 which includes balances of contract liabilities which will be recognized as revenue in future periods. The Group expects to recognize RMB385,227 of this balance as revenue over the next 12 months.

Refund liabilities, which is an obligation to transfer cash, represent the consideration collected by the Group which it expects to refund to its customers according to refund policy after the full-refund period. Refund liabilities are estimated based on the historical refund ratio of the revenue streams. In the event that the actual amount of refund made exceeds the estimation, such excessive amount will be deducted from net revenues.

Revenue Disaggregation

The following table sets forth a breakdown of the Group’s revenues disaggregated by business line:

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB

Online learning services
- Financial literacy courses	2,300,434	1,874,627	1,307,365
- Skills upgrading courses	158,295	721,252	1,661,791
- Recreation and leisure courses	35,601	138,998	395,118
Subtotal	2,494,330	2,734,877	3,364,274
Enterprise services	185,511	340,934	247,732
Consumer business	-	4,816	173,961
Others	188,133	754	9,364
Total revenues	2,867,974	3,081,381	3,795,331

(w)	Cost of revenues

Cost of revenues mainly consists of salaries and benefits (including share-based compensation expenses) of instructors and tutors who deliver premium courses, and the course content development staff who develop the premium courses, labor outsourcing costs, payment channel fees charged by third-party online payment providers, bandwidth costs, depreciation and amortization of properties and equipment, costs of course materials as well as cost of products sold, cost related to delivery of goods rendered to customers. The instructors and course content development staff are all full-time employees and their compensation primarily consists of base salary and bonus or performance-based compensations. The tutors consist of both full-time tutors and part-time tutors. Tutors’ compensation primarily consists of base salary and performance-based compensations.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(x)	Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and marketing promotion expenses, labor outsourcing costs, salaries and benefits (including share-based compensation expenses) of sales department staff who are also responsible for developing and delivering introductory courses, and other expenses incurred by the Group’s sales and marketing personnel. Advertising expenses are generally paid to the third parties for online promotion and traffic acquisition and are expensed as sales and marketing expenses when the services are received. For the years ended June 30, 2022, 2023 and 2024, advertising and marketing promotion expenses were RMB1,590,886, RMB1,743,473 and RMB1,956,352, respectively.

(y)	General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation expenses) and related expenses for employees involved in general corporate functions, including finance, legal and human resources, rental fees, and professional service fees.

(z)	Research and development expenses

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

(aa)	Share-based compensation expenses

All share-based awards granted to the founder, management, and employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share based compensation expense is recognized using the graded-vesting method over the requisite service period, which is the vesting period. The Company accounts for share-based compensation benefits granted to grantee in accordance with ASC 718 Stock Compensation. Information relating to the plans is set out in Note 15.

Prior to the Reorganization, all the options and restricted ordinary shares were granted by Predecessors with their own underlying shares. The Predecessors have used the discounted cash flow method to determine the underlying equity fair value of the Predecessors and adopted an equity allocation model to determine the fair value of the underlying ordinary share. The determination of estimated fair value of share-based payment awards on the grant date using binomial option pricing model is affected by the fair value of Predecessors’ ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of Predecessors’ shares over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and any expected dividends, if any.

Some awards are granted with service only conditions and some awards granted with both performance conditions and service conditions. For awards granted with performance conditions and service conditions, the Company evaluates the likelihood of performance conditions being met at each reporting period. Share-based compensation costs are recorded when the performance conditions are considered probable for the number of awards expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period. The Group has chosen to account for forfeitures related to service condition aspects when they occur. The compensation cost of the awards granted with performance conditions and service conditions is measured based on the fair value of the awards when all conditions to establish the grant date have been met.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(ab)	Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of operations and comprehensive (loss)/income amounted to RMB111,698, RMB124,922 and RMB73,812 for the years ended June 30, 2022, 2023 and 2024, respectively. The total balances of employee welfare benefits, including the accruals for estimated underpaid amounts, were approximately RMB51,645 and RMB41,687 as of June 30, 2023 and 2024, respectively.

(ac)	Taxation

Income taxes

Current income taxes are provided based on(loss)/income before income tax for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive (loss)/income in the period of the enactment of the change.

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

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(ad)	Comprehensive (loss)/income

Comprehensive (loss)/income is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive (loss)/income includes net (loss)/income and foreign currency translation adjustments of the Group.

(ae)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The CODM reviews separate financial information presented for the Company’s two segments:1) Learning service and others, and 2) Consumer business, in order to allocate resources and evaluate the Company’s financial performance.

The CODM measures the performance of each segment primarily based on segment revenue and segment gross profit. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantial portion of the Group’s revenues are derived from the PRC, no geographical segments are presented.

(af)	Recently issued accounting pronouncements not yet adopted

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

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The standard is intended to improve annual and interim reportable segment disclosure requirements regardless of the number of reporting units, primarily through enhanced disclosure of significant expenses. The amendment requires public entities to disclose significant segment expenses that are regularly provided to the CODM and included with each reported measure of segment profit and loss. ASU 2023-07 is effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and the amendments in this update should be applied retrospectively to all periods presented. The Group is currently evaluating the impact the adoption of ASU 2023-07 will have on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid, among other enhancements to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024; however, early adoption is permitted. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Group is currently evaluating the impact the adoption of ASU 2023-09 will have on the consolidated financial statements and related disclosures.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

3.	Business combination

Business combinations during the year ended June 30, 2024:

In September 2023, the Group acquired 100% equity interests of Kelly’s Education Limited, an online language education platform headquartered in Hong Kong. The total purchase price was RMB1,842 (HKD2,000), which was paid by the Group on September 28, 2023 (the acquisition date).

The result of operations for the acquired entity has been included in the Group’s consolidated financial statements from its acquisition date. The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value on the date of acquisition. The purchase price was allocated on the date of acquisition as follows:

RMB

Cash and cash equivalents	3,515
Other current assets	604
Property and equipment, net	279
Intangible assets	3,120
Operating lease right-of-use assets	166
Goodwill	7,389
Operating lease liabilities, current portion	(149)
Other current liabilities	(13,082)
Total purchase consideration	1,842

Results of operations attributable to the acquisition of Kelly’s Education Limited and pro forma results of operations for the acquisition of Kelly’s Education Limited have not been presented because they are not material to the consolidated statements of operations and comprehensive (loss)/income for the year ended June 30, 2024.

4.	Concentration and risks

Concentration of foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to effect the remittances. As of June 30, 2023, the Group’s cash and cash equivalents and short-term investments denominated in RMB were RMB625,698, accounting for 67.24% of the Group’s total cash and cash equivalents and short-term investments. As of June 30, 2024, the Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB were RMB890,644, accounting for 86.78% of the Group’s total cash and cash equivalents, restricted cash and short-term investments.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Concentration of customers and suppliers

There were no customers accounted for more than 10% of the Group’s total revenues for the years ended June 30, 2022, 2023 and 2024 respectively. There were one and four customers individually accounted for more than 10% of the Group’s net accounts receivable as of June 30, 2023 and 2024, respectively.

	As of June 30,
	2023	2024
Accounts receivables, net
Customer A**	70.4%	21.2%
Customer B	*	24.6%
Customer C	*	23.7%
Customer D	*	10.9%

*	The percentage was below 10% for the period.
**	Customer A is Beijing Baichuan Insurance Brokerage Co., Ltd., a related party of the Group, from which the gross accounts receivable for enterprise services were RMB29,116 and RMB4,488 as of June 30, 2023 and 2024, respectively, which were recorded in “amounts due from related parties”, and represents 70.4% and 21.2% of all accounts receivables from third parties and related parties as of June 30, 2023 and 2024, respectively.

There was one supplier, i.e. an advertising and marketing promotion agency, which individually accounted for 10.1% of the Group’s total costs and expenses for the year ended June 30, 2024. There was no supplier which individually accounted for more than 10% of the Group’s total costs and expenses for the years ended June 30, 2022 and 2023.

Credit and concentration risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and short-term investment. As of June 30, 2023, and 2024, substantially all the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered to be of high credit quality.

5.	Accounts receivable, net

The accounts receivable, net, as of June 30, 2023 and 2024, consists of the following:

	As of June 30,
	2023	2024
	RMB	RMB

Enterprise services	12,219	16,661
Others	91	112
Less: allowance for credit losses	(59)	(97)
Accounts receivable, net	12,251	16,676

Accounts receivable, net are mainly amounts due from insurance intermediaries and securities brokerage firms, and are non-interest bearing and generally on terms between 30 days to 90 days.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The movements in the allowance for credit losses are as follows:

	For the years ended June 30,
	2023	2024
	RMB	RMB

Balance at beginning of the year	(13)	(59)
(Additions)/Reversals	(46)	(38)
Write-offs	-	-
Balance at end of the year	(59)	(97)

6.	Prepayments and other current assets

Prepaid expenses and other current assets as of June 30, 2023 and 2024, consist of the following:

	As of June 30,
	2023	2024
	RMB	RMB

Receivables from third party payment platforms (i)	22,533	94,138
Prepayments for promotion fees	65,832	67,163
Receivable from an issuer of matured structured notes (Note 11)	-	58,213
Prepaid other service fees(ii)	25,281	21,122
Prepaid input value-added tax(iii)	360	12,358
Receivables from financial institutions security account(iv)	-	11,972
Deposits	3,500	5,101
Prepayments for products procurement(v)	13,543	974
Others	5,632	4,508
Total	136,681	275,549

(i)	Receivables from third party payment platforms consist of cash that has been received from course participants but held by the third-party payment platforms. The Group subsequently collected the full balance from the third-party payment platforms.
(ii)	Prepaid other service fees consist of prepayment of cloud server hosting fees and others.
(iii)	Prepaid input value-added tax consists of VAT input that is expected to offset with VAT output tax or to be transferred out in the future.
(iv)	Receivables from financial institutions security account consists of deposit in financial institutions security account for share repurchase purpose.
(v)	Prepayments for products procurement represent prepayments made to third-party suppliers for the procurement of products for the Group’s consumer business.

7.	Property and equipment, net

Property and equipment, net as of June 30, 2023 and 2024 consist of the following:

	As of June 30,
	2023	2024
	RMB	RMB
Leasehold improvement	5,423	8,032
Computer and electronic equipment	6,351	7,234
Furniture and mechanical equipment	-	88
Total	11,774	15,354
Less: Accumulated depreciation	(4,365)	(8,785)
Property and equipment, net	7,409	6,569

Depreciation expenses for the years ended June 30, 2022, 2023 and 2024 were RMB4,016, RMB3,714 and RMB4,546 respectively.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

8.	Accounts payables

These amounts represent liabilities for services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Accounts payables are mainly comprised of marketing promotion expenses payables and payable for purchase of goods to third parties as of June 30, 2023 and 2024.

9.	Accrued expenses and other current liabilities

The following table summarized the Group’s outstanding accrued expenses and other current liabilities as of June 30, 2023 and 2024, respectively:

	As of June 30,
	2023	2024
	RMB	RMB

Accrued employee payroll and welfare benefits	128,097	75,686
Other accrued expense	23,501	72,846
Other tax payable	18,640	21,201
Refund liability(i)	513	19,282
Others	409	1,493
Total accrued expenses and other current liabilities	171,160	190,508

(i)	Refund liability represents the estimated amounts of consideration collected by the Group which it expects to refund to its customers according to refund policy as described in Note 2(v).

10.	Lease

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

	As of June 30,
	2023	2024
	RMB	RMB

Operating lease right-of-use assets, net	84,009	58,889
Operating lease liabilities-current	41,092	49,099
Operating lease liabilities-non current	52,840	16,989

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The following table provides a summary of the Group’s operating lease expenses and short-term lease expenses as of June 30, 2022, 2023 and 2024:

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB

Operating lease expenses	21,943	37,484	44,854
Short-term lease expenses	2,730	2,272	227

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB

Cash paid for amounts included in the measurement of operating lease liabilities	20,854	25,151	48,176
Right-of-use assets obtained in exchange for operating lease obligations	28,091	95,206	16,258

The following table provides a summary of the Group’s operating lease terms and discount rates as of June 30, 2023 and 2024:

	As of June 30,
	2023	2024

Weighted average remaining lease term (in years)	2.22	1.44
Weighted average discount rate	4.75%	4.75%

Maturities of operating lease liabilities as of June 30, 2024 were as follows:

Amounts
RMB

For the year ended June 30, 2025	51,305
For the year ended June 30, 2026	15,793
For the year ended June 30, 2027	1,435
Total operating lease payments	68,533
Less: imputed interest	(2,445)
Present value of operating lease liabilities	66,088

11.	Short-term investments

The following table presents the fair value hierarchy for the Group’s short-term investments that are measured and recorded at fair value on a recurring basis as of June 30, 2023 and 2024:

June 30, 2023	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at Fair Value
	RMB	RMB	RMB	RMB

Assets
Wealth management products(i)	-	50,213	-	50,213
Investment in private fund(ii)	-	-	58,223	58,223
Investment in structured notes(iii)	-	57,867	-	57,867
Total	-	108,080	58,223	166,303

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

June 30, 2024	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at Fair Value
	RMB	RMB	RMB	RMB

Assets
Wealth management products(i)	-	246,195	-	246,195
Total	-	246,195	-	246,195

(i)	The Group’s short-term investments in wealth management products were issued by financial institutions in the PRC and Hong Kong with variable returns indexed to the performance of underlying assets. The wealth management products invested by the Group can be redeemed at any time after the respective lock-up period. To estimate the fair value of wealth management products, the Group uses the quoted net asset values published by the financial institutions or by discounting the future cash flows at the expected yield rate with reference to the expected benchmark yield rates published by the financial institutions. As there are no quoted prices in active markets for the investments. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

(ii)	The Group’s investment in private fund was issued by a private fund with variable returns indexed to the performance of underlying assets. The investment can be redeemed at any time after the specified lock-up period. Fair value is estimated according to the net asset value provided by the private fund based on the expected cash flows using the unobservable expected return. The Company classifies the valuation techniques that use these inputs as Level 3 of fair value measurement. All of the remaining balance of the investment in private fund was redeemed in July 2023.

(iii)	The Group’s investment in structured notes was issued by an asset management company with variable returns indexed to the performance of specified underlying assets. The structured notes are with original maturity of one year subsequent to the issue date, i.e. June 29, 2023, early redemption is allowed on any business day subsequent to the issue date and redemption amount shall be determined based on the price of the underlying fund. Fair value is estimated according to the structured note valuation provided by the asset management company. As of June 30, 2023, the fair value of structured note was based on quoted prices for similar items in active markets including the observable quoted price of the underlying fund. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement as of June 30, 2023. During the year ended June 30, 2024, this investment was transferred from Level 2 to Level 3 due to change in the underlying assets, and the Group uses the net asset value provided by the asset management company based on the expected cash flows using the unobservable expected return to estimate the fair value. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurement. The structured notes matured on June 28, 2024, and the redemption amount of RMB58,213 was reclassified as receivable from the issuer as of June 30, 2024, and was collected by the Group in early July 2024.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The following table summarizes the activities related to fair value of the investments classified as a Level 3 measurement:

	For the years ended June 30,
	2023	2024
	RMB	RMB

Fair value of Level 3 investments at beginning of the year	-	58,223
Investment made	87,885	-
Transfer from Level 2 investments	-	57,867
Redemption	(36,028)	(116,270)
Gain/(loss)	401	1,274
Exchange adjustment	5,965	(1,094)
Fair value of Level 3 investments at end of the year	58,223	-

For the years ended June 30, 2022, 2023 and 2024, the Company recorded gains or losses resulting from changes in the fair values of short-term investments in the line item “others, net” in the consolidated statements of operations and comprehensive (loss)/income. As of June 30, 2023 and 2024, none of these short-term investments were frozen, guaranteed or subject to other restrictions.

12.	Long-term investments

Long term investments as of June 30, 2023 and 2024 consist of the following:

	As of June 30,
	2023	2024
	RMB	RMB

Equity investment (i)	-	3,002
Investment accounted for at fair value (ii)	-	6,008
Total	-	9,010

(i)	In March 2024, the Group entered into a partnership agreement with third party investors in China to form a limited partnership enterprise (the “Partnership Enterprise”) for future investing activities in the consumer market in China. In accordance with the agreement, the Group served as one of the limited partners and agreed to subscribe for 43.29% of the equity interests in the Partnership Enterprise by contributing a sum of RMB100,000 aggregately as the capital of the Partnership Enterprise. As of June 30, 2024, RMB3,000 was paid by the Group as part of the agreed capital contribution to the Partnership Enterprise which has not yet carried out any significant business activities.

The Group applied equity method of accounting to this investment in accordance with ASC 323 because the Group has significant influence over the Partnership Enterprise but does not have a controlling financial interest.

(ii)	In May 2024, the Group completed an investment in 12,500,000 series angel preferred shares issued by an unlisted technology company (the “Investee”) by (i) paying US$500 in cash and (ii) contracting to provide future advertising services with fair value of US$343 at the contract inception date. The Group has the right to request the Investee to redeem all or part of the outstanding preferred shares at any time upon the occurrence of certain redemption events.

The Group accounted for the investment in the preferred shares under the fair value option in accordance with ASC 825. The fair value of the investment in the preferred shares was estimated by using the back-solve method, which derives the implied equity value of a company by referencing to the transaction price of a recent, arm’s length transaction of the company’s own security. Under the back-solve method, option-pricing model is employed to allocate the implied equity value to different classes of shares (with consideration of their individual rights and preferences) so as to come up with the fair value of each class of shares. This method requires making assumptions on the probability of different liquidity events and the expected time to the liquidity events, volatility, and risk-free rate. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurement.

The Group determined that there was no material change in fair value of the investment in the preferred shares during the period from investment completion date to June 30, 2024.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

13.	Taxation

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

Hong Kong

Hong Kong profits tax rate is 16.5% up to April 1, 2018. When the two-tiered profits tax regime took effect on April 1, 2018, the applicable Hong Kong profits tax rate is 8.25% for assessable profits on the first HK$2,000 and 16.5% for any assessable profits in excess of HK$2,000. During the years ended June 30, 2022, 2023 and 2024, Hong Kong profits tax was not provided as there were no taxable profits deriving from Hong Kong.

PRC

Under the PRC Enterprise Income Tax Law (“EIT Law”), the standard enterprise income tax rate is 25%. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years. The WFOE qualified as a HNTE in the calendar year 2022 and is eligible for a preferential enterprise income tax rate of 15% as a “high and new technology enterprise” under the EIT Law from the period of 2022 to 2025

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

Withholding tax on undistributed earnings

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside the PRC, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within the PRC or if the received dividends have no connection with the establishment or place of such immediate holding company within the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in the PRC to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%. As of June 30, 2022, and 2023, the Group did not record any withholding tax on undistributed earnings as the PRC entities were still in accumulated deficit position. To the extent that subsidiaries and the consolidated VIE (including its subsidiaries) of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

During the year ended June 30, 2024, the WFOE 1, an onshore subsidiary of the Group, distributed a portion of its retained earnings of approximate US$5,263 to its immediate holding company, Witty Digital Technology Limited (“Witty Digital”), an offshore subsidiary of the Group. Because Witty Digital was regarded as a PRC non-resident and the dividend paid to Witty Digital was subject to the PRC withholding tax at the rate of 5%, the Group paid a withholding tax of approximate US$263 to the PRC tax bureau in the year ended June 30, 2024. With respect to the WFOE 1’s remaining undistributed retained earnings as of June 30, 2024, as the Group expected the earnings will be distributed to Witty Digital in the foreseeable future, an amount of RMB11,625 withholding tax expenses was accrued accordingly.

The following table sets forth the component of income tax expenses of the Group for the years ended June 30, 2022, 2023 and 2024:

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB

Current tax expense	(19,796)	(23,769)	(18,466)
Deferred tax benefit/(expense)	1,446	2,084	(12,862)
Income tax expense	(18,350)	(21,685)	(31,328)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rates:

	For the years ended June 30,
	2022	2023	2024

Statutory income tax rate in PRC	25.0%	25.0%	25.0%
Effect of income tax exemptions and preferential tax rates	-	11.8%	(8.3)%
Effect of income tax rate difference in other jurisdictions	-	-	1.9%
Effect of PRC withholding tax	-	-	1.0%
Permanent differences	(24.6)%	(35.5)%	(3.0)%
Changes in valuation allowance	(8.8)%	(26.2)%	(9.1)%
Effective tax rate	(8.4)%	(24.9)%	7.5%

Deferred tax assets and liabilities

	As of June 30,
	2023	2024
	RMB	RMB

Deferred tax assets:
Allowances of credit losses	790	28
Operating lease liabilities	18,611	11,948
Deductible temporary difference related to advertising expenses	44,843	16,185
Net operating tax losses carried forward	49,581	38,430
Subtotal	113,825	66,591
Less: valuation allowance	(94,975)	(55,144)
Total deferred tax assets, net	18,850	11,447

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

	As of June 30,
	2023	2024
	RMB	RMB

Deferred tax liabilities:
Operating lease right-of-use assets	16,766	10,600
Withholding tax on undistributed earnings	-	11,625
Total deferred tax liabilities	16,766	22,225

The tax losses of the Group expire over different time intervals depending on the local jurisdiction. All the PRC entities’ expiration periods for tax losses were five years. As of June 30, 2024, certain entities of the Group had net operating tax losses carried forward, which if not utilized, will expire as follows:

2024
RMB

Loss expiring for the year ended December 31, 2024	-
Loss expiring for the year ended December 31, 2025	-
Loss expiring for the year ended December 31, 2026	29,900
Loss expiring for the year ended December 31, 2027	56,782
Loss expiring for the year ended December 31, 2028	81,800
Loss expiring for the year ended December 31, 2029	-
Loss expiring for the year ended December 31, 2030	-
Loss expiring for the year ended December 31, 2031	-
Loss expiring for the year ended December 31, 2032	-
Loss expiring for the year ended December 31, 2033 and thereafter	5,850
Subtotal	174,332

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated equity, existence of taxable temporary differences and reversal periods.

Changes in valuation allowance are as follows:

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB

Balance at beginning of the year	(65,235)	(84,406)	(94,975)
(Additions)/Reversal	(19,171)	(10,569)	39,831
Balance at end of the year	(84,406)	(94,975)	(55,144)

The major jurisdiction in which the Group is subject to potential examination is the PRC. In general, the PRC tax authorities have up to five years and in certain cases up to ten years to conduct examinations of the tax filings of the Group. All these related tax years remain subject to examination by the PRC tax authorities potentially.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

14.	Others, net

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB

Government grants	69	415	3,506
Fair value changes of short-term investments	4,894	9,235	18,452
Others	14,950	11,663	7,007
Total	19,913	21,313	28,965

15.	Share based compensation expenses

Share based compensation expenses for periods prior to the Reorganization were related to the share options or restricted shares granted by Predecessors to the employees, management and the founders. For the years ended June 30, 2022, 2023 and 2024, total share-based compensation expenses that pushed down to the Company from the Predecessors, were RMB100,988, nil and nil, respectively.

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB

(a) Share options issued by Predecessors to employees	100,629	-	-
(b) Share options issued by Company to employees	190,370	191,583	27,757
(c) Restriction of ordinary shares held by the Founder	430	49	-
Total	291,429	191,632	27,757

(a)	Share options issued by the Predecessors

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

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

A summary of activities of share options of the Company for the years ended June 30, 2022, 2023 and 2024 is presented below:

	Options Outstanding	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (In years)	Aggregate Intrinsic Value (RMB)

Outstanding as of July 1, 2021	14,318,812	0.3229	8.70	254,748
Granted	2,958,000	0.8000
Forfeited	(1,566,500)	0.5841
Outstanding as of June 30, 2022	15,710,312	0.3861	7.90	346,142
Options vested and exercisable as of June 30, 2022	7,478,922	0.2041	7.23	173,915

Outstanding as of July 1, 2022	15,710,312	0.3861	7.9	346,142
Granted	3,375,000	0.1270
Forfeited	(860,061)	0.5991
Outstanding as of June 30, 2023	18,225,251	0.1831	9.01	346,378
Options vested and exercisable as of June 30, 2023	10,478,605	0.1484	8.92	201,781

Outstanding as of July 1, 2023	18,225,251	0.1831	9.01	346,378
Granted	4,217,652	0.4066
Exercised	(1,852,806)	0.2261
Forfeited	(2,807,954)	0.2507
Expired	(120,003)	0.7162
Outstanding as of June 30, 2024	17,662,140	0.2176	8.37	44,127
Options vested and exercisable as of June 30, 2024	11,871,925	0.1573	8.01	34,836

There were 2,298,000, 3,375,000 and 4,217,652 options granted for the years ended June 30, 2022, 2023 and 2024. The weighted average grant date fair value of options granted for the years ended June 30, 2022, 2023 and 2024 were US$2.56, US$3.77 and US$0.39 per share, respectively.

For the years ended June 30, 2022, 2023 and 2024, share-based compensation expenses recognized associated with share options granted by the Predecessors to employees of the Listing Businesses and allocated to the Company were RMB100,629, nil and nil. For the year ended June 30, 2023 and 2024, share-based compensation expenses recognized associated with share options granted to employees by the Company were RMB191,583 and RMB27,757.

On May 31, 2022, the Company granted 510,500 share options to employees of the Group’s related parties controlled by the same shareholders with the Company under the 2021 Plan, to replace their outstanding EW share options. On December 29, 2023, the Company granted 57,791 share options to employees of the Group’s related parties controlled by the same shareholders with the Company under the 2021 Plan. As of June 30, 2023 and 2024, 274,500 and 230,577 share options of the Company were held by the employees of the Group’s related parties with the weighted average exercise price of US$0.61 and US$0.66 per option and weighted average remaining contractual years of 8.92 and 8.23 years, out of which 141,750 and 144,382 options were vested and exercisable with the weighted average exercise price of US$0.55 and US$0.69 per option and weighted average remaining contractual years of 8.92 and 8.03 years. The aggregate intrinsic value of the outstanding options as of June 30, 2023 and 2024 are RMB4,364 and RMB49 respectively. The aggregate intrinsic value of the exercisable options as of June 30, 2023 and 2024 are RMB2,319 and RMB11 respectively. The share awards were measured based on the fair value as of May 31, 2022. The share options granted to employees of the Group’s related parties were accounted for as deemed dividend from the Company to its shareholders, as these employees of the related parties do not provide services to the Company. The amount recognized as deemed dividend was RMB10,365, nil and nil for the years ended June 30, 2022, 2023 and 2024, respectively.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

As of June 30, 2022, 2023 and 2024, there were RMB227,395, RMB119,847 and RMB38,162 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 2.39 years, 1.46 years and 1.99 years, which may be adjusted for future change in forfeitures.

The estimated fair value of each option grant is estimated on the date of grant using the Binominal option-pricing model with the following assumptions:

	For the years ended June 30,
	2022	2023	2024

Expected volatility	44.04%-45.32%	46.00%-48.00%	81.85%-83.12%
Risk-free interest rate (per annum)	1.48%-2.39%	3.15%-3.80%	3.84%-4.27%
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Fair value of the underlying shares on the date of option grants (US$)	3.08-3.87	3.80-3.93	0.53-1.20

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

A summary of activities of restricted shares for the years ended June 30, 2022 and 2023 is presented below. There were no activities of restricted shares for the year ended June 30, 2024:

	Number of shares	Weighted- Average Grant Date Fair Value (in US$)

Unvested at July 1, 2021	13,660,660	0.07
Granted	-	-
Vested	(6,905,330)	0.08
Unvested at June 30, 2022	6,755,330	0.06

Unvested at July 1, 2022	6,755,330	0.06
Vested	(6,755,330)	0.06
Unvested at June 30, 2023	-	-

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

16	Ordinary shares and treasury stock

Prior to incorporation of the Company, Witty network issued ordinary shares to shareholders. As of July 1, 2020, Witty network issued 55,683,082 ordinary shares to Founder Co., of which 13,920,770 ordinary shares were restricted and subject to further service condition of the Founder (Note 15(b)).

On August 13, 2020, 1,640,444 ordinary shares were repurchased by Witty network (Note 15(b)), and the remaining 54,042,638 ordinary shares (including 13,920,770 unvested restricted shares) were all re-designated as Class B ordinary shares with ten votes per share.

On November 4, 2020, 600,000 Class A ordinary shares with one vote per share were issued by Witty network to Founder Co. for nominal consideration, of which 150,000 ordinary shares were restricted and subject to further service condition of the Founder (Note 15(b)).

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

On May 31, 2022, 600,000 Class A ordinary shares and 54,042,638 Class B ordinary shares were issued to Founder Co., of which 75,000 Class A ordinary shares and 6,755,330 Class B ordinary shares were still restricted and shall vest in the remaining service period (Note 15(b)). Ordinary shares of the Company were recognized upon issuance of the shares by the Company based on their par value.

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

During the IPO, the Company issued a total of 3,250,000 ADSs, with one ADSs representing three Class A ordinary share of the Company with par value of US$0.0001 per share. The Company received a total of approximately US$37,172 of net proceeds after deducting the underwriter commissions.

On February 16, 2023, the underwriters exercised their option to purchase 127,396 additional ADSs and the Company received a total of approximately US$1,457 of net proceeds after deducting the underwriter commissions.

During the year ended June 30, 2024, 9 Class A ordinary shares were cancelled as fractional shares in connection with ADS conversion.

During the year ended June 30, 2024, 3,835,647 Class A ordinary shares were issued to the depositary bank for future issuance upon exercise of share options, which were was recorded as treasury stock on the consolidated balance sheets.

In June 2023, the Board of Directors of the Group authorized a share repurchase program (“2023 share repurchase program”) to repurchase up to US$20,000 worth of its own American depositary shares (“ADSs”) over the following 12 months. In June 2024, the Board of Directors of the Group authorized another share repurchase program (“2024 share repurchase program”) to repurchase up to US$20,000 worth of its own ADSs over the following 12 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

As of June 30, 2024, the Group had repurchased an aggregate of 13,836,078 Class A ordinary shares under the aforementioned share repurchase programs, at an average price of US$3.6 per ADS, or US$1.2 per share for a total consideration US$16,597 (including commission to broker).

During the year ended June 30, 2024, 4,681,353 Class A ordinary shares repurchased by the Company were transferred from the Company to the ESOP Platform and reserved for future issuance upon the exercise of share options.

The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

As of June 30, 2024, 1,852,806 Class A ordinary shares have been re-issued from the treasury stock upon exercise of share options.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

17	Preferred shares

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

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The Group’s preferred shares activities for the year ended June 30, 2023 is summarized below:

	Series A		Series B		Series B-1		Series C		Series D		Series E		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB

Balance as of July 1, 2022	22,000,000	82,002	23,983,789	94,833	7,913,872	33,612	20,327,789	108,892	11,818,754	104,156	14,799,427	240,665	100,843,631	664,160
Accretion of preferred share redemption value	-	-	-	-	-	-	-	2,894	-	5,643	-	13,842	-	22,379
Conversion of preferred shares to ordinary shares upon the completion of the IPO	22,000,000	82,002	23,983,789	94,833	7,913,872	33,612	20,327,789	111,786	11,818,754	109,799	14,799,427	254,507	100,843,631	686,539

Balance as of June 30, 2023	-	-	-	-	-	-	-	-	-	-	-	-	-	-

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

18.	(Loss)/Income per share

Basic net (loss)/income per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period. Diluted net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary equivalent shares.

On May 31, 2022, the Company completed the Reorganization and issued 54,642,638 ordinary shares, of which 47,812,308 ordinary shares were outstanding, and issued 100,843,631 preferred shares which had the same number and terms of preferred shares originally issued by EW immediately before the Reorganization completion (See Note 16 and 17).

In computing the basic and diluted net (loss)/income per share for the periods presented, the effect of the Reorganization was accounted for in a manner similar to a stock split or stock dividend which was accounted for in accordance with ASC 260. Thus, the number of the ordinary shares and preferred shares newly issued by the Company was retrospectively included since the beginning of the earliest period presented or the original issuance date of Predecessors, whichever is later, in calculating the net (loss)/income per ordinary share.

Basic net (loss)/income per share and diluted net (loss)/income per share were calculated in accordance with ASC 260 Earnings per share for the years ended June 30, 2022, 2023 and 2024 as below:

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB

Numerator:
Net (loss)/income	(233,426)	(108,652)	385,527
Net income attributable to noncontrolling interests	-	115	-
Net (loss)/Income attributable to QuantaSing Group Limited	(233,426)	(108,537)	385,527
Allocation of accretion of Predecessors’ preferred shares (i)	(22,655)	-	-
Accretion of the Company’s preferred shares subsequent to the Reorganization completion date	(2,987)	(22,379)	-
Net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	(259,068)	(130,916)	385,527
Denominator:
Weighted average number of ordinary shares outstanding (ii)
— basic	49,270,950	103,948,398	164,998,649
— diluted	49,270,950	103,948,398	170,045,651
Net (loss)/income per share
— basic	(5.26)	(1.26)	2.34
— diluted	(5.26)	(1.26)	2.27

For the purpose of calculating net (loss)/income per share for the periods before the Step 2 Reorganization, accretion and the deemed dividend incurred by the preferred shares issued by WN and EW (the “Predecessors’ preferred shares”) were allocated to the Listing Businesses based on the relative fair value of the Listing Businesses and the Predecessors group.

(i)	The accretion of Predecessors’ preferred shares to redemption value attributable to the Listing Businesses was RMB22,655, nil and nil for the years ended June 30, 2022, 2023 and 2024 respectively.

(ii)	Basic and diluted net (loss)/income per share are computed using the weighted average number of ordinary shares outstanding during the period, including 2,276,065, 3,318,369 and 3,092,516 vested options with nominal exercise price for the years ended June 30, 2022, 2023 and 2024.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

For the years ended June 30, 2022 and 2023, the Company had potential ordinary shares, including preferred shares, share options and restricted shares. On a weighted average basis, 100,843,631, and 58,295,907 preferred shares, 13,021,497 and 14,040,780 share options, and 7,647,753 and 814,341 restricted shares were excluded from the computation of diluted net (loss)/income per ordinary share because including them would have had an anti-dilutive effect for the years ended June 30, 2022 and 2023, respectively.

19.	Related party transactions

The Group’s consolidated financial statements include costs and expenses allocated from the Predecessors for periods prior to the Reorganization, amounted to RMB6110,640, nil and nil for the years ended June 30, 2022, 2023 and 2024 respectively. In addition, the Predecessors provided cash funding support to the Group to satisfy the Listing Businesses’ working capital requirements. See Note 1(b) for more detailed information.

The Group has historically relied on the Predecessors for certain of the Group’s funding.

The table below sets forth the major related parties and their relationships with the Group as of June 30, 2023 and June 30, 2024:

Name of related parties	Relationship with the Group

Mr. Peng Li	The Founder and controlling shareholder of the Company (i)
Beijing Baichuan Insurance Brokerage Co., Ltd.	Entity controlled by the same shareholders with the Company and significantly influenced by the Founder
Beijing Shanronghaina Network Technology Co., Ltd.	Entity controlled by the same shareholders with the Company and significantly influenced by the Founder
Beijing Baichuanxianghai Technology Co., Ltd	Entity controlled by the same shareholders with the Company and significantly influenced by the Founder

(i)	Upon the IPO, the Founder became controlling shareholder of the Company through his majority voting right.

(a)	The related party transactions entered into during the years ended June 30, 2022, 2023 and 2024 were as follows:

	For the years ended June 30,
Transactions	2022	2023	2024
	RMB	RMB	RMB

(i) Transactions recorded in revenue (1)	44,710	147,921	34,107

(ii) Other transactions
—Repayment of borrowings from related parties	(146,182)	-	-
—Borrowings from related parties	122,833	-	-
—Lending to related parties	(129,427)	(2,243)	-
—Repayment of lending to related parties	109,389	24,629	-
—Disposal of subsidiaries to related parties (2)	20,000	2,000	-

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

(b)	The outstanding balance due from/to related parties as of June 30, 2023 and 2024 were as follows:

	As of June 30,
	2023	2024
	RMB	RMB

Due from related parties	29,116	4,488
Due from Beijing Baichuan Insurance Brokerage Co., Ltd. (1)	29,116	4,488

Note:

(1)	Beijing Feierlai has been providing marketing services to Beijing Baichuan Insurance Brokerage Co., Ltd. by referring learners to purchase insurance policies and earned commissions for the service, which was recorded as revenues from related parties subsequent to the disposal of Baichuan (Note 20).

(2)	The Group disposed of ChangYou Star to Beijing Shanronghaina Network Technology Co., Ltd. at a consideration of RMB22,000 (Note 20), of which RMB20,000 and RMB2,000 was received during the year ended June 30, 2022 and 2023, respectively.

20.	Disposal of Baichuan

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

21.	Commitments and contingencies

Operating lease commitment

Upon the adoption of ASC 842, Leases, future minimum lease payments for operating lease liabilities as of June 30, 2023 and 2024 are disclosed in Note 10.

Legal Proceedings

As of June 30, 2023, and 2024, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.

22.	Segment Information

As disclosed in Note 2(ae), operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance.

For the year ended June 30, 2024, the Group identified one more operating segment, consumer business. The Group now reports two reporting segments: 1) Learning service and others, 2) Consumer business. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of operating segments.

The CODM measures the performance of each segment primarily based on segment revenue and segment gross profit. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of operations and comprehensive (loss)/income or consolidated statements of cash flows.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

The Group retrospectively revised prior period segment information, to conform to current period presentation. The table below provides a summary of the Group’s segment results for the years ended June 30, 2023 and 2024.

	For the years ended June 30,
	2023	2024
	RMB	RMB

Revenues:
Learning service and others	3,076,565	3,621,370
Consumer business	4,816	173,961
Total revenues	3,081,381	3,795,331

Cost of revenue:
Learning service and others	(387,576)	(447,753)
Consumer business	(3,922)	(102,557)
Total cost of revenue	(391,498)	(550,310)

Gross profit:
Learning service and others	2,688,989	3,173,617
Consumer business	894	71,404
Total gross profit	2,689,883	3,245,021

23.	Subsequent events

Share repurchase program

Subsequent to June 30, 2024 and as of August 23, 2024, the Company had repurchased 315,651 Class A ordinary shares for approximately US$175 under 2024 share repurchase program.

The Group has evaluated subsequent events through August 29, 2024, which is the date the consolidated financial statements are issued, with no other material events or transactions identified that should have been recorded or disclosed in the consolidated financial statements.

24.	Restricted net assets and parent company only condensed financial information

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and the consolidated VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries and the consolidated VIE are restricted in their ability to transfer a portion of their net assets to the Company. The restricted portion was RMB109,419 as of June 30, 2024.

The Company performed a test on the restricted net assets of its subsidiaries and the consolidated VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company for the years ended June 30, 2022,2023 and 2024.

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and the (loss)/ income of the subsidiaries is presented as “share of (loss)/income of subsidiaries”. The Company’s net financial interests in the consolidated VIEs are presented on the separate condensed balance sheets of the Company as “Net liabilities of the VIEs, and the income/(loss) of the VIEs is presented as “Income/(Loss) from the VIEs”. The condensed statement of operations and comprehensive (loss)/income also include share-based compensation expenses pushed down to the Company from the Predecessors for the year ended June 30, 2022. The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments or guarantees as of June 30, 2024.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Condensed balance sheets

	As of June 30,
	2023	2024	2024
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	23,469	64,689	8,902
Short-term investments	116,090	-	-
Amounts due from intra-Group companies	121,685	62,153	8,553
Prepayments and other current assets	4,798	75,760	10,424
Total current assets	266,042	202,602	27,879
Investment in subsidiaries	183,216	453,384	62,388
Total non-current assets	183,216	453,384	62,388
TOTAL ASSETS	449,258	655,986	90,267
Accrued expenses and other current liabilities	250	300	41
Amounts due to intra-Group companies	-	3,478	479
Total current liabilities	250	3,778	520
Net liabilities of the VIEs	225,310	135,724	18,676
Total non-current liabilities	225,310	135,724	18,676
TOTAL LIABILITIES	225,560	139,502	19,196
SHAREHOLDERS’ EQUITY
Class A ordinary shares	78	81	11
Class B ordinary shares	34	34	5
Treasury stock	-	(109,257)	(15,034)
Additional paid-in capital	1,171,092	1,192,474	164,090
Accumulated other comprehensive income	22,182	17,313	2,382
Accumulative deficit	(969,688)	(584,161)	(80,383)
TOTAL SHAREHOLDERS’ EQUITY	223,698	516,484	71,071
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	449,258	655,986	90,267

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Condensed statements of operations and comprehensive (loss)/income

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Revenues	-	-	-	-
Cost of revenues	(27,583)	(26,486)	(13,651)	(1,878)
Gross Profit	(27,583)	(26,486)	(13,651)	(1,878)
Operating expenses:
Sales and marketing expenses	(86,682)	(52,182)	2,653	365
Research and development expenses	(120,558)	(49,047)	(1,887)	(260)
General and administrative expenses	(57,287)	(72,164)	(28,706)	(3,950)
Total operating expenses	(264,527)	(173,393)	(27,940)	(3,845)
Loss from operations	(292,110)	(199,879)	(41,591)	(5,723)
Other (loss)/income:
Interest income	-	74	2,020	278
Others, net	-	680	6,841	941
Share of (loss)/income from subsidiaries	(4,028)	105,565	348,484	47,953
Income/(loss) from the VIEs	62,712	(14,977)	69,773	9,601
(Loss)/Income before income tax	(233,426)	(108,537)	385,527	53,050
Income tax expense	-	-	-	-
Net (loss)/income	(233,426)	(108,537)	385,527	53,050
Allocation of accretion of Predecessors’ preferred shares	(22,655)	-	-	-
Accretion of the Company’s preferred shares	(2,987)	(22,379)	-	-
Net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	(259,068)	(130,916)	385,527	53,050

Net (loss)/income	(233,426)	(108,537)	385,527	53,050
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	1,839	20,343	(4,869)	(670)
Total other comprehensive income/(loss)	1,839	20,343	(4,869)	(670)
Total comprehensive (loss)/income	(231,587)	(88,194)	380,658	52,380

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

Condensed statements of cash flows

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Net cash used in operating activities	(49)	(13,082)	(8,427)	(1,160)

Cash flows from investing activities:
Loan provided to subsidiaries	(127,165)	(215,277)	(117,217)	(16,130)
Loan repaid by subsidiaries	80,049	100,937	235,424	32,395
Purchase of short-term investments	-	(145,652)	-	-
Proceeds from short-term investments	-	36,300	59,520	8,190
Net cash (used in)/provided by investing activities	(47,116)	(223,692)	177,727	24,455

Cash flows from financing activities:
Contribution from Predecessors	76,178	-	-	-
Proceeds from loans from Predecessors	50,986	-	-	-
Repayment of loans to Predecessors	(79,981)	-	-	-
Proceeds from exercise of share options	-	-	2,467	339
Repurchase of ADSs	-	-	(130,409)	(17,945)
Proceeds from issuance of Class A ordinary shares upon the completion of IPO (net of issuance costs paid)	-	256,764	-	-
Net cash provided by/(used in) financing activities	47,183	256,764	(127,942)	(17,606)
Effect of exchange rate changes on cash and cash equivalents	-	3,461	(138)	(16)
Net increase in cash and cash equivalents	18	23,451	41,220	5,673
Cash and cash equivalents at beginning of the year	-	18	23,469	3,229
Cash and cash equivalents at end of the year	18	23,469	64,689	8,902