Form 20-F
period 2025-06-30
QuantaSing Group Ltd
filed 2025-10-31
CIK 1932770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended June 30, 2025

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

Class A ordinary shares, par value US$0.0001 each, 114,114,919 shares outstanding as of June 30, 2025

Class B ordinary shares, par value US$0.0001 each, 49,859,049 shares outstanding as of June 30, 2025

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

●	“ADSs” refers to American depositary shares, each of which represents three Class A ordinary shares;

●	“affiliated entities” refers to Beijing Chuangyuqizhi, Beijing Feierlai, and their respective subsidiaries, and, in the context of describing our consolidated financial information before the completion of the restructuring and spin-off in 2022, refers to the respective variable interest entity and its subsidiaries in connection with our business at such relevant time;

●	“Beijing Chuangyuqizhi” refers to Beijing Chuangyuqizhi Technology Co., Ltd., a variable interest entity;

●	“Beijing Feierlai” refers to Feierlai (Beijing) Technology Co., Ltd., a variable interest entity;

●	“Beijing Liangzizhige” refers to Beijing Liangzizhige Technology Co., Ltd., one of our WFOEs;

●	“CAC” refers to the Cyberspace Administration of China;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

●	“established businesses” refers to all the business operations established prior to the acquisition of Shenzhen Letsvan, including the individual online learning services business, consumer businesses and other businesses aside from our pop toy business;

●	“HFCAA” refers to Holding Foreign Companies Accountable Act, as amended;

●	“introductory course learners” refers to learners who enroll in our introductory courses and receive the introductory course-related services of our tutors. We calculate introductory course learners for each category (1) on a cumulated basis and (2) without counting duplicate enrollments by the same cell phone number or social media account;

●	“ordinary shares” or “shares” refer to our ordinary shares comprising Class A ordinary shares, par value US$0.0001 per share and/or Class B ordinary shares, par value US$0.0001 per share;

●	“paying learners” refers to learners who enroll in our premium courses and receive such course-related services of our tutors. We calculate paying learners for each category without counting duplicate enrollments by the same cell phone number or social media account;

●	“registered users” refers to users who register on our platforms. We calculate registered users for each category (1) on a cumulated basis and (2) without counting duplicate cellphone numbers or social media accounts;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Shenzhen Letsvan” refers to Shenzhen Yiqi Culture Co., Ltd.;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

●	“VIEs” refers to the variable interest entities, namely, Beijing Chuangyuqizhi and Beijing Feierlai (each, a “VIE”), and, in the context of describing our consolidated financial information before the completion of the restructuring and spin-off in 2022, “VIE” refers to the respective variable interest entity in connection with our business at such relevant time;

●	“we,” “us,” “our company,” “our,” “our group,” “QuantaSing,” or “QuantaSing Group” refers to QuantaSing Group Limited, together as a group with its subsidiaries. However, in the context of describing the operations and financial information relating to such operations of QuantaSing Group Limited prior to the termination of the VIE agreements among Beijing Liangzizhige, Beijing Feierlai or Beijing Chuangyuqizhi and their respective nominee shareholder, these terms refer to QuantaSing Group Limited and its subsidiaries and the affiliated entities. Where the context requires, in respect of the period prior to our company becoming the holding company of its present subsidiaries, these terms also refer to such subsidiaries as if they were subsidiaries of our company at the relevant time; and

●	“WFOEs” refer to our wholly-owned PRC subsidiaries, and, (1) in the context of describing our consolidated financial information before the completion of the restructuring and spin-off in 2022, “WFOE” refers to our respective wholly-owned PRC subsidiary in connection with our business at such relevant time; and (2) in the context of describing the VIE structure and its impacts, “WFOE” refers to our respective wholly-owned PRC subsidiary under the relevant contractual arrangements.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements as of June 30, 2024 and 2025 and for the fiscal years ended June 30, 2023, 2024 and 2025.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this annual report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this annual report include, but are not limited to, statements about:

●	our future business development, financial condition and results of operations;

●	the expected growth of the sectors that we operate in;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industries;

●	our mission, goals and strategies;

●	our proposed use of proceeds; and

●	relevant government policies and regulations relating to our industries.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Company

QuantaSing Group Limited is a pop toy company. We create collectible pop toys, such as plush toys and figures, under our “HERE奇梦岛” brand. We operate an expanding IP portfolio that primarily include our proprietary IPs, including our flagship WAKUKU and ZIYULI, and, to a lesser extent, certain licensed IPs. Historically, before we terminated our contractual arrangements with the variable interest entities in 2025, we had primarily operated the individual online learning services under the brand of Qiuniu, Jiangzhen and Qianchi, including financial literacy courses and skills upgrading and recreation and leisure courses.

Our Holding Company Structure

QuantaSing Group Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operations. We carry out our current business in China through Shenzhen Chaowan World Information Technology Co., Ltd. (“Shenzhen Chaowan”) and Beijing Liangzizhige, our WFOEs, and their respective subsidiaries. Historically, we carried out our legacy individual learning services business in China through Beijing Liangzizhige, and its contractual arrangements, commonly known as the VIE structure, with Beijing Chuangyuqizhi and Beijing Feierlai, the variable interest entities based in China, and their respective nominee shareholder. For details, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—C. Organizational Structure—Our Historical Contractual Arrangements.” Such VIE structure is used to provide investors with exposure to foreign investment in China-based companies where the PRC law restricts direct foreign investment in certain operating companies, such as certain value-added telecommunication services and other internet related business. Neither QuantaSing Group Limited nor our WFOEs owned any equity interests in the affiliated entities. Our historical contractual arrangements with the VIEs and their nominee shareholder were not equivalent of an investment in the equity interest of the VIEs, and investors may never hold equity interests in the Chinese operating companies, including the affiliated entities. Instead, we were regarded as the primary beneficiary of the VIEs and consolidated the financial results of the affiliated entities under U.S. GAAP in light of the VIE structure at the relevant time. Investors in the ADSs are purchasing the equity securities of QuantaSing Group Limited, the Cayman Islands holding company, rather than the equity securities of our operating entities.

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, as of the date of this annual report:

(1)	CreaVerse Technology (Singapore) Pte. Limited and CreaVerse Technology (HK) Limited had also established certain entities in Indonesia, Malaysia, Thailand and Vietnam, including wholly-owned subsidiaries, consolidated entities controlled through contractual arrangements and joint ventures.

Permissions and Licenses Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

The operations of the businesses that we own and operate are subject to PRC laws and regulations. The laws and regulations are relatively new and quickly evolving, hence bringing uncertainties to their interpretation and enforcement. For example, our operations in China are subject to regulatory approvals and permit requirements, rules governing product quality and liability, oversight on cybersecurity and data privacy, and guidelines about blind boxes, with respect to which the applicable laws and regulations have evolved substantially in recent years. For details, see “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report.

We, through our WFOEs, conduct our current operations in China. Our operations in China are governed by PRC laws and regulations. We are required to obtain certain licenses, permits from or filing with relevant governmental authorities in China in order to operate our business and conduct overseas securities offerings and listings. As of June 30, 2025, as advised by our PRC counsel, CM Law Firm, our WFOEs and the affiliated entities had obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, the Value-added Telecommunications Business Operating License for internet information service, the Permit for Production and Operation of Radio and Television Programs, and the Publication Operation License, except for the License for Online Transmission of Audio-Visual Program for offering certain courses in live streaming or audio-visual contents. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or the affiliated entities may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the affiliated entities may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We may face risks and uncertainties with respect to the licensing requirement for our business. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations and financial condition.”

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

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Enterprises and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic enterprises, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market where it has previously offered and listed securities, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering, and if the subsequent offering is conducted in other overseas markets, it shall be filed with the CSRC within three working days after the applications for such offerings are submitted. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules. In addition, we are required to submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delisting. If we fail to complete the filing or reporting procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting.”

Cash and Asset Flows through Our Organization

In light of our holding company structure, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur may highly depend upon dividends paid by our subsidiaries (including our WFOEs) to us, despite that we may obtain financing at the holding company level through other methods. Under the VIE structure, such ability also relied on the service fees paid by the affiliated entities to our WFOEs. For instance, if any of our WFOEs incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and the investors in the ADS as well as the ability to settle amounts owed under the contractual arrangements. In June 2024 and April 2025, Beijing Liangzizhige made the cash distribution of US$5.3 million and US$10.0 million, respectively, to Witty Digital Technology Limited (“Witty Digital”), its holding company in Hong Kong. In October 2024, our board of directors declared a special cash dividend in the amount of US$0.067 per ordinary share, or US$0.201 per ADS. The cash dividend was paid in November 2024 to shareholders of record at the close of business on October 30, 2024. The aggregate amount of cash dividends paid was US$10.9 million. As of the date of this annual report, save as disclosed above, none of QuantaSing Group Limited, our WFOEs and the VIEs have paid any dividends or made any distributions to their respective shareholder(s), including any U.S. investors. In the fiscal years ended June 30, 2023, 2024 and 2025, the total amount of the service fees that Beijing Feierlai, Beijing Chuangyuqizhi and their subsidiaries paid to Beijing Liangzizhige under the contractual arrangements was RMB415.7 million, RMB713.7 million and RMB612.7 million, respectively. Other than such payments, there were no service fee payments under the contractual arrangements within our group. For details, see “—Financial Information Relating to the Affiliated Entities.” We expect to continue to distribute earnings at the request of our WFOEs and based on our business needs. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among QuantaSing Group Limited, the subsidiaries of QuantaSing Group Limited (including our WFOEs) and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under PRC laws and regulations, our WFOEs are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our WFOEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Remittance of dividends by our WFOEs out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our WFOEs. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between QuantaSing Group Limited and our Hong Kong subsidiaries, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on QuantaSing Group Limited or its subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund our WFOEs only through capital contributions or loans, and fund the affiliated entities (if any) only through loans, subject to satisfaction of applicable government registration and approval requirements. For the fiscal years ended June 30, 2023, 2024 and 2025, (1) the aggregate amount of loans and by QuantaSing Group Limited to our subsidiaries in the BVI and Hong Kong was RMB114.3 million, nil and RMB26.8 million for the fiscal years ended June 30, 2023, 2024 and 2025, respectively. For the fiscal year ended June 30, 2024, the net amount of loans repaid by our subsidiaries to QuantaSing Group Limited was RMB118.2 million; (2) the net amount of loan by our subsidiaries to QuantaSing Group Limited was RMB61.8 million for fiscal year ended June 30, 2025; (3) the aggregate amount of dividend by our WFOEs to our subsidiary in Hong Kong was RMB35.5 million and RMB71.6 million for the fiscal year ended June 30, 2024 and 2025; (4) the aggregate of loans by our WFOEs to the VIEs and their subsidiaries was RMB17.0 million, RMB45.7 million and RMB131.0 million for the fiscal years ended June 30, 2023, 2024 and 2025, respectively; (5) the net amount of loans provided by the VIEs and their subsidiaries to our WFOEs was nil, nil and RMB174.8 million, respectively, in addition to the service fees paid under the contractual arrangements. For the fiscal year ended June 30, 2023, the net amount of loan repaid by our WFOE to the VIE was RMB156.0 million, in addition to the net cash of RMB17.0 million provided by our WFOE to the VIE; and (6) the net amount of loan provided by the VIEs and their subsidiaries to other subsidiaries was RMB142.0 million for the fiscal year ended June 30, 2024 and the net amount of loan repaid by other subsidiaries to the VIEs and their subsidiaries was RMB149.8 million for the fiscal year ended June 30, 2025; (7) the net amount of loan provided by our WFOE to our subsidiaries was RMB274.1 million for the fiscal year ended June 30, 2025; and (8) for the fiscal year ended June 30, 2025, the net amount of RMB4.9 million and RMB0.1 million transferred by the VIEs and their subsidiaries and WFOE, respectively, to other subsidiaries for the services and products provided. In the fiscal years ended June 30, 2023, 2024 and 2025, no assets other than cash were transferred within our organization. For details, see “—Financial Information Relating to the Affiliated Entities.”

In the fiscal years ended June 30, 2024 and 2025, Beijing Liangzizhige distributed a portion of its retained earnings of approximate US$5.3 million and US$10.0 million to its holding company in Hong Kong, Witty Digital Technology Limited, respectively. As of June 30, 2024, we had applied withholding tax rate of 5% based on the facts and circumstances of the offshore subsidiary and management’s interpretation of the HK DTA back then. During the year ended June 30, 2025, as there were new changes in relevant facts and circumstances, we accrued withholding tax on undistributed earnings as of June 30, 2025 using a 10% tax rate to reflect the management’ estimation accordingly.

Financial Information Relating to the Affiliated Entities

The following tables present the condensed consolidating schedules for QuantaSing Group Limited, our WFOE that is the primary beneficiary of the VIEs under the U.S. GAAP (the “primary beneficiary of the VIEs”), the VIEs and their subsidiaries, and our other subsidiaries that are not the primary beneficiaries of the VIEs (i.e., our subsidiaries in the BVI and Hong Kong) for the periods and as of the dates indicated.

Condensed consolidating statements of operations information

	For the fiscal year ended June 30, 2025
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiary of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
External revenues	—	78,531	559	2,646,502	—	2,725,592
Intra-group revenues(1)	—	5,165	578,114	3	(583,282)	—
Total revenues	—	83,696	578,673	2,646,505	(583,282)	2,725,592
External cost of revenues and operating expenses	(27,775)	(125,011)	(253,465)	(1,922,440)	—	(2,328,691)
Intra-group cost of revenues and operating expenses related to technical consulting and related service under VIE agreements	—	—	(466)	(582,816)	583,282	—
Total cost of revenues and operating expenses	(27,775)	(125,011)	(253,931)	(2,505,256)	583,282	(2,328,691)
Share of income from subsidiaries	254,246	299,176	—	—	(553,422)	—
Income of the VIE(2)	124,212	124,212	124,212	—	(372,636)	—
Other income	5,885	115,183	11,361	12,133	(71,976)	72,586
Income before income tax	356,568	497,256	460,315	153,382	(998,034)	469,487
Income tax expenses	—	(46,822)	(36,927)	(29,170)	—	(112,919)
Net income	356,568	450,434	423,388	124,212	(998,034)	356,568
Net loss attributable to non-controlling interests	—	2,160	—	2	—	2,162
Net loss attributable to QuantaSing Group Limited	356,568	452,594	423,388	124,214	(998,034)	358,730

	For the fiscal year ended June 30, 2024
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
External revenues	—	8,328	433	3,786,570	—	3,795,331
Intra-group revenues(1)	—	—	673,373	—	(673,373)	—
Total revenues	—	8,328	673,806	3,786,570	(673,373)	3,795,331
External cost of revenues and operating expenses	(41,591)	(26,617)	(297,369)	(3,052,384)	—	(3,417,961)
Intra-group cost of revenues and operating expenses related to technical consulting and related service under VIE agreements	—	—	—	(673,373)	673,373	—
Total cost of revenues and operating expenses	(41,591)	(26,617)	(297,369)	(3,725,757)	673,373	(3,417,961)
Share of income from subsidiaries	348,484	374,187	—	—	(722,671)	—
Income of the VIEs(2)	69,773	69,773	69,773	—	(209,319)	—
Other income	8,861	43,400	10,220	14,367	(37,363)	39,485
Income before income tax	385,527	469,071	456,430	75,180	(969,353)	416,855
Income tax expenses	—	(13,451)	(12,470)	(5,407)	—	(31,328)
Net income	385,527	455,620	443,960	69,773	(969,353)	385,527

	For the fiscal year ended June 30, 2023
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiary of the VIE	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
External revenues	—	—	47	3,081,334	—	3,081,381
Intra-group revenues(1)	—	—	392,174	—	(392,174)	—
Total revenues	—	—	392,221	3,081,334	(392,174)	3,081,381
External cost of revenues and operating expenses	(199,879)	(353)	(293,470)	(2,701,287)	—	(3,194,989)
Intra-group cost of revenues and operating expenses related to technical consulting and related service under VIE agreements	—	—	—	(392,174)	392,174	—
Total cost of revenues and operating expenses	(199,879)	(353)	(293,470)	(3,093,461)	392,174	(3,194,989)
Share of income from subsidiaries	105,565	102,322	—	—	(207,887)	—
Loss of the VIE(2)	(14,977)	(14,977)	(14,977)	—	44,931	—
Other income	754	3,596	3,571	18,720	—	26,641
(Loss)/income before income tax	(108,537)	90,588	87,345	6,593	(162,956)	(86,967)
Income tax expenses	—	—	—	(21,685)	—	(21,685)
Net (loss)/income	(108,537)	90,588	87,345	(15,092)	(162,956)	(108,652)
Net loss attributable to non-controlling interests	—	—	—	115	—	115
Net loss/income attributable to QuantaSing Group Limited	(108,537)	90,588	87,345	(14,977)	(162,956)	(108,537)

Condensed consolidating balance sheets information

	As of June 30, 2025
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiary of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	61,483	126,072	292,316	350,288	—	830,159
Restricted cash	—	67	20,757	241	—	21,065
Short-term investments	124	88,938	100,635	—	—	189,697
Accounts receivable, net	—	29,541	28	16,324	—	45,893
Amounts due from related parties	—	1,577	—	—	—	1,577
Amounts due from intra-group companies(3)	89,638	65,195	467,827	174,849	(797,509)	—
Prepayments and other current assets	26,497	26,428	29,633	120,341	—	202,899
Inventory, net	—	18,251	—	3,210	—	21,461
Operating lease right-of-use assets	—	5,508	7,864	6,526	—	19,898
Property and equipment, net	—	9,312	1,232	748	—	11,292
Intangible assets, net	—	65,880	58	—	—	65,938
Long-term investments	—	35,906	23,160	—	—	59,066
Goodwill	—	187,598	—	—	—	187,598
Other non-current assets	—	1,298	177	3,501	—	4,976
Investment in subsidiaries	707,892	698,495	—	—	(1,406,387)	—
Total assets	885,634	1,360,066	943,687	676,028	(2,203,896)	1,661,519
Short-term borrowings	—	11,100	—	—	—	11,100
Accounts payables	—	19,304	—	29,390	—	48,694
Accrued expenses and other current liabilities	300	16,852	50,835	83,819	—	151,806
Amount due to related parties	—	3,321	—	—	—	3,321
Amounts due to intra-group companies(3)	64,820	393,708	175,218	163,763	(797,509)	—
Income tax payable	—	8	9,440	21,992	—	31,440
Contract liabilities	—	2,714	—	270,861	—	273,575
Advance from customers	—	4,121	—	109,013	—	113,134
Operating lease liabilities	—	5,432	9,536	8,476	—	23,444
Deferred tax liabilities	—	71,850	163	29	—	72,042
Net liabilities of the VIEs(2)	11,517	11,517	11,517	—	(34,551)	—
Total liabilities	76,637	539,927	256,709	687,343	(832,060)	728,556
MEZZANINE EQUITY	—	40,999	—	—	—	40,999
Total shareholders’ equity/(deficit)	808,997	779,140	686,978	(11,315)	(1,371,836)	891,964

	As of June 30, 2024
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	64,689	198,748	205,423	311,071	—	779,931
Restricted cash	—	—	160	—	—	160
Short-term investments	—	14,261	231,934	—	—	246,195
Accounts receivable, net	—	106	487	16,083	—	16,676
Amounts due from related parties	—	—	—	4,488	—	4,488
Amounts due from intra-group companies(3)	62,153	3,478	62,715	149,820	(278,166)	—
Prepayments and other current assets	75,760	13,638	5,333	180,818	—	275,549
Inventory, net	—	6,304	35	6	—	6,345
Operating lease right-of-use assets	—	6,261	25,780	26,848	—	58,889
Property and equipment, net	—	2,444	2,795	1,330	—	6,569
Long-term investments	—	6,008	3,002	—	—	9,010
Deferred tax assets	—	—	—	847	—	847
Other non-current assets	—	1,180	9,235	10,945	—	21,360
Investment in subsidiaries	453,384	472,413	—	—	(925,797)	—
Total assets	655,986	724,841	546,899	702,256	(1,203,963)	1,426,019
Accounts payables	—	178	—	61,888	—	62,066
Accrued expenses and other current liabilities	300	3,898	34,392	151,918	—	190,508
Amounts due to intra-group companies(3)	3,478	241,974	—	32,714	(278,166)	—
Income tax payable	—	7	10,750	9,642	—	20,399
Contract liabilities	—	4,679	—	391,913	—	396,592
Advance from customers	—	2,451	—	159,806	—	162,257
Operating lease liabilities	—	6,645	29,344	30,099	—	66,088
Deferred tax liabilities	—	11,625	—	—	—	11,625
Net liabilities of the VIEs(2)	135,724	135,724	135,724	—	(407,172)	—
Total liabilities	139,502	407,181	210,210	837,980	(685,338)	909,535
Total shareholders’ equity/(deficit)	516,484	317,660	336,689	(135,724)	(518,625)	516,484

Condensed consolidating cash flows information

	For the fiscal year ended June 30, 2025
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	104	(36,208)	(323,240)	543,230	—	183,886
Net cash provided by/(used in) transactions with intra-group companies related to technical consulting and related service under VIE agreements(1)	—	—	612,743	(612,743)	—	—
Net cash provided by/(used in) other transactions with intra-Group companies	—	5,032	(125)	(4,907)	—	—
Net cash provided by/(used in) operating activities	104	(31,176)	289,378	(74,420)	—	183,886
Cash flows from investing activities:
Net cash (used in)/provided by transactions with intra-group companies(4)	(26,754)	9,753	(405,055)	(25,029)	447,085	—
Net cash provided by/(used in) transactions with third parties	58,132	(190,946)	119,904	6,604	—	(6,306)
Net cash used in transactions with a related party	—	(113)	—	—	—	(113)
Net cash provided by/(used in) investing activities	31,378	(181,306)	(285,151)	(18,425)	447,085	(6,419)
Cash flows from financing activities:
Net cash provided by transactions with intra-group companies(4)	61,833	150,998	103,263	130,991	(447,085)	—
Net cash provided by transactions with related parties	—	(2,287)	—	—	—	(2,287)
Net cash (used in)/provided by transactions with third parties	(96,186)	(8,466)	—	1,312	—	(103,340)
Net cash (used in)/provided by financing activities	(34,353)	140,245	103,263	132,303	(447,085)	(105,627)
Effect of exchange rate changes	(335)	(372)	—	—	—	(707)
Net (decrease)/increase in cash and cash equivalents	(3,206)	(72,609)	107,490	39,458	—	71,133
Cash and cash equivalents at the beginning of the year	64,689	198,748	205,583	311,071	—	780,091
Cash and cash equivalents and restricted cash at the end of the year	61,483	126,139	313,073	350,529	—	851,224

	For the fiscal year ended June 30, 2024
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiaries of the VIEs	The VIEs and their subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with external parties	(8,427)	(5,810)	(348,027)	644,984	—	282,720
Net cash provided by/(used in) transactions with intra-group companies related to technical consulting and related service under VIE agreements(1)	—	—	713,732	(713,732)	—	—
Net cash (used in)/provided by operating activities	(8,427)	(5,810)	365,705	(68,748)	—	282,720
Cash flows from investing activities:
Net cash provided by/(used in) transactions with intra-group companies(4)	118,207	35,537	(45,672)	(141,984)	33,912	—
Net cash provided by/(used in) transactions with third parties	59,520	(16,280)	(232,329)	56,305	—	(132,784)
Net cash provided by/(used in) investing activities	177,727	19,257	(278,001)	(85,679)	33,912	(132,784)
Cash flows from financing activities:
Net cash provided by/(used in) transactions with intra-group companies(4)	—	23,777	(35,537)	45,672	(33,912)	—
Net cash used in transactions with third parties	(127,942)	—	—	(2,250)	—	(130,192)
Net cash (used in)/provided by financing activities	(127,942)	23,777	(35,537)	43,422	(33,912)	(130,192)
Effect of exchange rate changes	(138)	(3,796)	—	—	—	(3,934)
Net increase/(decrease) in cash and cash equivalents	41,220	33,428	52,167	(111,005)	—	15,810
Cash and cash equivalents at the beginning of the year	23,469	165,320	153,416	422,076	—	764,281
Cash and cash equivalents and restricted cash at the end of the year	64,689	198,748	205,583	311,071	—	780,091

	For the fiscal year ended June 30, 2023
	QuantaSing Group Limited	Other subsidiaries	Primary beneficiary of the VIE	The VIE and its subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with external parties	(13,082)	24	(300,049)	548,728	—	235,621
Net cash provided by/(used in) transactions with intra-group companies related to technical consulting and related service under VIE agreements(1)	—	—	415,703	(415,703)	—	—
Net cash (used in)/provided by operating activities	(13,082)	24	115,654	133,025	—	235,621
Cash flows from investing activities:
Net cash (used in)/provided by transactions with intra-group companies(4)	(114,340)	—	(17,000)	155,960	(24,620)	—
Net cash (used in)/provided by transactions with third parties	(109,352)	—	75,381	9,786	—	(24,185)
Net cash (used in)/provided by transactions with related parties	—	—	—	24,386	—	24,386
Net cash (used in)/provided by investing activities	(223,692)	—	58,381	190,132	(24,620)	201
Cash flows from financing activities:
Net cash provided by/(used in) transactions with intra-group companies(4)	—	114,340	(155,960)	17,000	24,620	—
Net cash (used in)/provided by transactions with third parties	256,764	—	(7,538)	(1,530)	—	247,696
Net cash provided by/(used in) financing activities	256,764	114,340	(163,498)	15,470	24,620	247,696
Effect of exchange rate changes	3,461	10,677	198	—	—	14,336
Net increase in cash and cash equivalents	23,451	125,041	10,735	338,627	—	497,854
Cash and cash equivalents at the beginning of the year	18	40,279	142,681	83,449	—	266,427
Cash and cash equivalents and restricted cash at the end of the year	23,469	165,320	153,416	422,076	—	764,281

Notes to the condensed consolidating financial information:

(1)	Represents the elimination of the intercompany revenue, primarily including the intercompany technical consulting and related service charges under the contractual arrangements at the consolidation level. In the fiscal years ended June 30, 2023, 2024 and 2025, the total amount of the service fees that charged to the VIEs and their subsidiaries by our WFOE under the contractual agreements was RMB392.2 million, RMB673.4 million and RMB578.1 million, respectively. In the fiscal years ended June 30, 2023, 2024 and 2025, the total amount of the service fees that the VIEs and their subsidiaries paid to our WFOE under the contractual agreements was RMB415.7 million, RMB713.7 million and RMB612.7 million, respectively.

(2)	Represents the elimination of the net consolidated balances among QuantaSing Group Limited, other subsidiaries, primary beneficiary of the VIEs, and the VIEs and their subsidiaries.

(3)	Represents the elimination of intercompany balances of interest-free loans within QuantaSing Group Limited, other subsidiaries, primary beneficiary of the VIEs, and the VIEs and their subsidiaries.

(4)	Represents the elimination of intra-group investment gains and loans related to cash activities among QuantaSing Group Limited, other subsidiaries, primary beneficiary of the VIEs, and the VIEs and their subsidiaries.

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

D. Risk Factors

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business, industry and general operations

●	the shifts of our business model and offering mix, our limited experience with operating our current businesses, and the risk that our historical performance and growth rate may not be indicative of our future performance;

●	uncertainties associated with our pop toy business and the integration and development of such business;

●	the intense competition in the industries that we operate in;

●	our ability to maintain and enhance our brand recognition and promote our IPs and products, and the risks associated with negative publicity;

●	our ability to develop a robust sales channel and implement effective marketing strategies; and

●	the complexity, uncertainties and changes in PRC regulations applicable to our businesses, including the licensing requirements for our business, product liability, data privacy and personal information protection.

Risks related to doing business in China

●	Chinese government’s significant authority to intervene or influence our operations at any time and to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers;

●	the ADSs being delisted and prohibited from being traded on a national securities exchange or in the over-the-counter trading market under the HFCAA if the PCAOB is unable to inspect auditors who are located in China;

●	impact from PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations;

●	uncertainties with respect to the PRC legal system, including such relating to the enforcement of rules and regulations in China and the risk that rules and regulations can change quickly with little advance notice; and

●	reliance on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and limitation on the ability of our WFOEs to make payments to us.

Risks related to our corporate structure

●	the agreements that established the structure of our legacy operations in China to be found not compliant with PRC regulations relating to the relevant industries;

●	the historical contractual arrangements with the VIEs and their shareholder being less effective than direct ownership in providing operational control;

●	uncertainty with respect to the enforceability of the historical contractual arrangements with the VIEs and their shareholder;

●	shareholders of the VIEs having conflicts of interest with us;

●	the risk that the historical contractual arrangements we had entered into with the VIEs may be subject to scrutiny by the PRC tax authorities; and

●	uncertainties with respect to the interpretation and implementation, and any changes thereto, of the PRC Foreign Investment Law, and other PRC regulatory restrictions on foreign investment in the relevant industries.

Risks related to our corporate governance

●	our status as an exempted company incorporated in the Cayman Islands;

●	our status as a foreign private issuer; and

●	our dual-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to the ADSs

●	volatility of the trading price of the ADSs;

●	the sale or availability for sale of substantial amounts of the ADSs; and

●	the voting rights of holders of ADSs being limited by the terms of the deposit agreement.

Risks Related to the Evolvement of Our Business Model

Our historical operating and financial performance as well as growth rate are not indicative of our future performance. If we fail to manage our growth or implement our future business strategies effectively, the success of our business and our future prospects may be compromised.

We have shifted our business model from the traffic-driven established businesses, which primarily comprise the legacy individual online learning services, to the product-driven pop toy business. We began to offer our financial literacy learning services in July 2019, which accounted for 60.8%, 34.4% and 32.3% of our total revenues in the fiscal years ended June 30, 2023, 2024 and 2025, respectively. From August 2021, we began to launch additional courses for other personal interests in skills upgrading and recreation and leisure, which in the aggregate accounted for 27.9%, 54.2% and 49.6% of our total revenues in the fiscal years ended June 30, 2023, 2024 and 2025, respectively. In addition, starting from early 2023, we entered into the consumer goods sector through e-commerce. For the fiscal years ended June 30, 2023, 2024 and 2025, revenue from consumer business accounted for 0.4%, 4.6% and 7.8% of our total revenue, respectively. Our historical performance, which is primarily reflective of the results of our established businesses, is not directly comparable with or indicative of the performance of our current business, mainly our pop toy business, which we began to operate in 2025 along with the acquisition of equity interests in Shenzhen Letsvan. We acquired equity interests in Shenzhen Letsvan from December 2024 and obtained control over Shenzhen Letsvan in March 2025 (the “Acquisition of Shenzhen Letsvan”) and began to consolidate its results of operations from April 2025. For the fiscal year ended June 30, 2025, we recorded revenue from our pop toy business of RMB65.8 million (US$9.2 million). Subsequent to the Acquisition of Shenzhen Letsvan, we undertook further steps to acquire all of the remaining equity in Shenzhen Letsvan. As of the date of this annual report, we hold 76.3% of the equity interests in Shenzhen Letsvan, and we are still in the process of acquiring certain remaining equity interests in Shenzhen Letsvan, upon completion of which Shenzhen Letsvan will become our wholly-owned subsidiary. In September 2025, to restructure our established businesses, the following agreements were entered into by and among the relevant parties: (1) a termination agreement (the “VIE Termination Agreement”) by and among Beijing Liangzizhige, Beijing Feierlai, Beijing Chuangyuqizhi, and Shenzhen Erwan Education Technology Co., Ltd. (“Shenzhen Erwan”) to terminate the VIE agreements among these parties (the “VIE Agreements”); (2) an equity transfer agreement by and among Beijing Liangzizhige, Beijing Feierlai, Beijing Chuangyuqizhi, Shenzhen Erwan and the relevant buyer; and (3) an equity transfer agreement by and among the company, QuantaSing International Limited (“QS International”), Rare River Group Limited (“Rare River”) and the relevant buyer. Upon the effectiveness of the termination of the VIE Agreements (the “VIE Termination”), we no longer consolidate the financial results of Beijing Feierlai and Beijing Chuangyuqizhi, effective from September 30, 2025, and we began to operate as a pop toy company. For details of these transactions, see “Item 4. Information on the Company—A. History and Development of the Company.”

As such, our historical business model with our established businesses does not serve as an adequate basis for evaluating our prospects and future operating and financial results, including, among others, our overall revenue growth, margin level and operating cash flows.  We cannot assure you that our new business will achieve the same level of success as that of our established businesses. In addition, the completion of the restructuring is subject to uncertainties, including the satisfaction of closing conditions, regulatory approvals (if any) and filings, and the ability of prospective parties to fulfill their obligations under the transaction agreements. We also cannot assure you that the restructuring will be successfully consummated on expected terms or within the anticipated timeframe. Moreover, we and the counterparties have made a number of representations and warranties and covenants in the agreements for consummating the restructuring, including the equity transfer agreements through which we spin off our individual online learning services. For instance, we are obligated to cause such business to be operated in the ordinary course before the closing. We cannot assure you that we could perform such covenants as stipulated in the agreements due to factors beyond our control, or that there would be no disputes arising from our or the counterparties regarding the accuracy and truthfulness of the respective representations or warranties and the performance of the respective covenants, which may subject us to liabilities (including indemnifications) if we are found to be in breach of such terms, or losses and other negative consequences if the counterparties are found to be in breach of such terms. All of these uncertainties may have a material adverse effect on our business, results of operations and financial condition, as well as our future prospects and the price of the ADSs.

We have undertaken several new business initiatives and monetization strategies in the past, and we may continue to experience shifts in business model in the future. We cannot assure you that such new business initiatives and monetization strategies and shifts in business model will be successful and achieve desired benefits to us.

Before we terminated the VIE Agreements and disposed of our interests in our legacy individual online learning service business and certain consumer and other businesses, we had diversified our individual online learning services beyond financial literacy, including upgrading our courses relating to other personal interests in skills upgrading and recreation and leisure. In early 2023, we entered into the consumer goods sector through e-commerce. We entered into the pop toy sector through the acquisition of equity interests in Shenzhen Letsvan in initially in December 2024.

We have a limited track record or experience in generating revenue from new business initiatives, which may adversely affect our prospects and ability to compete with the existing market players in the relevant fields. The endeavors to offer new products, which are usually costly and time-consuming, could disrupt our ongoing business, divert our management resources, and require us to make significant investments in establishing and maintaining cooperative relations, pursuing new projects, and furthering sales and marketing efforts, all of which may not be successful. We may also have to optimize our employee structure to adapt to the evolving market and business conditions, which may adversely affect our business, results of operations, financial condition and reputation. We cannot assure you that any of our new business initiatives will achieve market acceptance or generate sufficient revenues in a timely manner, or at all, to offset the costs and expenses incurred prior to their launch, which may have a negative impact on our profitability and return on relevant investments. We also cannot assure you that any such initiatives will attain the growth rate as we anticipate, which could affect our growth prospects. For instance, while we launched enterprise talent management services in June 2022, we had not recognized significant revenues from such services. In addition, we had suspended certain new consumer business before establishing a track record of relevant operations, such as the baijiu business.

Moreover, our pop toy business differs significantly from our established businesses and may fail to generate any synergistic effect with our existing resources or let us achieve any operating leverage. Our new business initiatives, whether successful or not, may also incur negative publicity, cause a negative impact to our reputation, and subject us to relevant legal and regulatory risks. If we are unsuccessful in the exploration of new businesses due to financial constraints, failure to attract qualified personnel, lack of relevant experience or other reasons, we may not be able to maintain or increase our revenue or recover any associated costs, expenses and expenditures, and we may have to adjust our operations and strategies accordingly, which could adversely affect our business, results of operations and financial condition.

To seize the rising demands in oversea markets, we are also exploring opportunities to expand our offerings into overseas markets. We have selectively explored overseas business opportunities with our pop toy business, primarily through the overseas operations of pop toy business after the acquisition of Shenzhen Letsvan. The investment and additional resources required to establish operations and manage growth in other regions and countries may not produce desired levels of revenue or profitability, or at all. We may also encounter challenges typically associated with overseas operations, which we have limited experience in dealing with, such as adaption to local market practices, compliance with local laws and regulations, cultivation and maintenance of local customer base and management of local presence. We cannot assure you that we can address these challenges in a satisfactory manner, or at all, which could affect our future prospects.

We may in the future introduce new services and products to further diversify our revenue streams, including services and products with which we have little or no prior operating experience. These activities may also require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on such resources. We cannot assure you that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. If we do not effectively manage the growth of our new business and strategies, our business, results of operations and financial condition could be adversely affected.

Risks Related to Our Pop Toy Business and the Industry

We have limited experience with the operations and management of our new pop toy business, and the future development of our pop toy business is subject to uncertainties.

Since 2023, we have pursued business opportunities facing consumers with several new ventures, through both organic growth and external investments, including our business expansion into e-commerce and wellness products businesses. We began to operate in the pop toys industry with our investment in Shenzhen Letsvan since early 2025, and we have become a pop toy company after the VIE Termination. The pop toy business differs from our established businesses in many aspects, including business model, sales and marketing strategies, growth strategies, distribution channels, monetization methods, day-to-day operations, cash and income streams, cost management and IP management. The competitive landscape of the pop toys sector is also novel to us. We cannot assure you whether we can successfully leverage our existing operational expertise to manage and develop our pop toy business.

We cannot assure you that our pop toy business will attain the level of success of our online learning business in the near term or at all. Moreover, we are subject to a number of risks related to our pop toy business, many of which are different from our established businesses in which we have more experience, including:

●	understand and capture the needs of targeted consumers in a timely and precise manner;

●	ensure the safety, quality and standards of the products offered;

●	construct and maintain an effective product portfolio;

●	develop competitive pricing strategies and manage relevant costs;

●	harnessing and protecting our IPs;

●	maintain an efficient and high standard supply chain and manage our relationship with suppliers;

●	resolve consumer complaints and claims; and

●	comply with the rules and regulations applicable to our pop toy business, including those related to safety, e-commerce, product liability and consumer right protection, among others.

If we fail to effectively manage any of these risks, we may not be able to execute the growth strategies of our pop toy business as planned, and we may have to devote significant costs and management attention to resolving the relevant issues, which in turn imposes a negative impact on our business, reputation, results of operations and financial condition.

As a pop toy company, it is critical for us to adjust our product portfolio to keep pace with changing consumer preferences and industry trends. If we fail to design and develop products that will be popular with consumers, we may not be able to attract and retain our customers, which could have a material adverse effect on our business, financial condition and results of operation.

The development of the pop toy market is subject to uncertainties and may be impacted by changing social and economic circumstances and evolving consumer preferences. The pop toy market faces unpredictable challenges, driven by shifting social, economic and cultural dynamics. Consumers’ discretionary spending patterns on toys are influenced by various factors, including economic conditions, demographic trends, social changes and volatile future economic prospects. The interests of consumers evolve extremely quickly and can change dramatically from time to time. These factors contribute to the unpredictability of consumer behavior and present significant risks to the pop toy market, which in turn could affect our business. The popularity and consumer appeal of various types of toys are also affected by evolving consumer preferences. Any decline in the pop toy market as a whole could have a material and adverse impact on our future prospects, business, results of operations and financial condition.

To be successful, we must anticipate both the IPs and the products that will appeal to consumers and quickly develop and introduce products that can compete successfully for consumers’ limited time, attention and spending. Evolving consumer tastes and shifting interests, coupled with an ever changing and expanding pipeline of consumer products and content that compete for consumers’ interest and acceptance, create an environment in which some products and content can fail to achieve consumer acceptance, while others can be popular during a certain period of time but then be rapidly replaced. Consumer demand for pop culture products can and does shift rapidly and without warning. Even if our product offerings are initially successful, there can be no guarantee that we will be able to maintain their popularity with consumers. Accordingly, our success will depend, in part, on our ability to continually create and introduce new products that consumers find appealing. To the extent that we are unable to do so, our sales and profitability will be adversely affected. If we devote time and resources to developing and marketing products that consumers do not find appealing enough to meet our sales targets or at all, our sales and profits may decline and our business performance may be harmed.

The pop toy industry is competitive and fragmented, and we cannot ensure that we can acquire greater market share, retain existing market share, or otherwise compete effectively.

The pop toy industry is highly competitive and relatively fragmented. To thrive in the competitive environment and stand out among competitors, ongoing innovation and adaptability to consumer tastes and trends are paramount. We compete against competitors of varying brand and product portfolios in a number of areas that were different from the competitive landscape of the online learning industry, such as innovation capabilities, adaptability to consumer tastes and trends, IP-related abilities (e.g., the selection, development, commercialization and preservation of IPs), product quality and sales and marketing prowess. Failure as to any of these aspects can negatively affect our ability to sustain the popularity and market momentum of our product offering or continuously adjust our product offering in response to changing consumer preferences, which could have a material and adverse impact on our business, results of operations and financial condition.

The popularity of our existing IP portfolio may deteriorate, and we may not be able to successfully source, develop or commercialize new IPs.

The success of our pop toys is heavily reliant on the recognition and popularity of the IPs in our IP portfolio. However, whether such IPs will remain popular among the consumers is beyond our control, as consumer preferences may shift and unforeseen negative publicity surrounding these IPs may arise. Any decline in the recognition or popularity of our IPs could significantly affect our sales performance and reputation. In addition, we cannot assure you that we will always be successful in developing or identifying IPs that resonate with consumers. For proprietary IPs, success depends on our ability to interpret market trends, create engaging themes, develop compelling storylines and characters, and produce content that resonates with consumers. Misjudging market preferences could lead to a mismatch between expectations and actual market reception, while rapid changes in consumer tastes or market dynamics could result in newly launched IPs losing appeal or relevance.

The ability to successfully commercialize our IPs is also crucial to our business. Our efforts to commercialize IPs may not always yield the desired outcomes. The economic benefits derived from new IPs may fall short of expectations or fail to offset the research and development costs linked to proprietary IPs. Any failure to commercialize our IPs could have a material and adverse impact on our future prospects, business, results of operations and financial condition.

Our success depends on the creation process of our design team. The loss of designers, or our inability to attract and retain such designers and maintain our design team, could adversely affect our business.

Our success depends to a significant extent on the continued service and performance of our in-house design team, whose creative process is vital to our operations. The loss of any member of our in-house design team could impair our ability to diversify, extend and enhance our IP and product portfolio. In addition, competition for talented designers is intense. We compete with other companies in recruiting, hiring and retaining our innovative designers. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which would increase our operating costs. If we experience significant attrition of our design team, or if we incur significant cost increase to recruit and retain our designers, our business, results of operations, financial condition and prospects will be materially and adversely affected.

We may incur significant costs on marketing efforts, and some marketing campaigns may not achieve our expected results.

We operate in a competitive industry and engage in a variety of sales and marketing activities to enhance the exposure and popularity of our IPs and products. We incur substantial advertising and marketing expenditures and other resources to maintain and increase our market recognition. Our marketing activities may not be well received by the market and may not result in the level of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s pop toy market are evolving rapidly. This requires us to continually enhance our sales and marketing approaches and experiment with new strategies to keep pace with industry developments and consumer preferences. Failure to engage in sales and marketing activities in a cost-effective manner and failure to achieve the anticipated results from our sales and marketing activities may reduce our market share, cause our revenues to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operations.

Furthermore, a number of the PRC laws and regulations regulate advertisement of products, including the Advertising Law of the PRC and the Law of the PRC on the Protection of Customer Rights and Interests. Violation of these laws or regulations may result in penalties, such as fines, orders to cease dissemination of the advertisements, or orders to eliminate the influence of such advertisements, among others.

Our business depends significantly on market recognition of our brand, and any damage to our brand, trademarks or reputation, or failure to effectively promote our brand, could materially and adversely affect our business and results of operations.

Brand image is a key factor in consumer purchase decisions. We believe that market awareness of our brand has contributed, in part, to the success of our business to date. Historically, we had operated our legacy individual online learning services business under multiple brands, including Qiniu, Jiangzhen and Qianchi, and we have established new brands for our pop toy business. With our pivot to the pop toy sector, maintaining and enhancing our brand has become even more critical to our efforts to increase the market awareness of our products, which are in turn critical to our business growth. We believe that our future success depends substantially on the popularity of our Here and Letsvan brand and our reputation for popular and high-quality pop toy products.

Therefore, maintaining and enhancing the recognition and image of our brand is critical to our ability to differentiate our products and to compete effectively. Any actual or perceived contamination, spoilage or other product misbranding or tampering may lead to the erosion of our brand and damage to our brand value, regardless of its merits. We have invested significant resources in our high quality and popular products throughout our sales and distribution network. Our brand also depends on our ability to respond to competitive pressures. If we fail to do so, the value of our brand or reputation may be diminished and our business and results of operations may be materially and adversely affected. Furthermore, as we continue to grow in size, expand our product offerings and extend our geographic reach, maintaining product quality and consistency may be more difficult and we cannot assure you that we can maintain our customers’ confidence in our brand name. If consumers perceive or experience a reduction in the quality of our products or service, or consider in any way that we fail to deliver a consistently high quality products, our brand value could suffer, which could have a material and adverse effect on our business.

We may be unable to expand and manage our sales and distribution network effectively.

We face risks associated with expanding and managing our sales and distribution network. There are a number of factors which could affect our ability to expand our sales network, and achieve satisfactory sales and profitability levels with our sales and distribution network, including: (1) our ability to suitable partners and locations, including whether our terms with these partners on terms will be commercially acceptable to us; (2) competition for popular sales channels; (3) our ability to maintain an efficient and cost-effective operation (including adequate management and financial resources) with these sales channels; (4) our ability to effectively compete with other stores selling pop toys; (5) our ability to attract and retain high caliber sales personnel; and (6) our ability to maintain suitable level of inventories with our sales channel. If we fail to expand our sales and distribution channels effectively, we may not achieve optimal sales performance and our IPs may not be promoted effectively, and our results of operations and future prospects might be affected.

We may encounter challenges in maintaining positive relationships with existing partners within our sales channels, experience disputes with them, or struggle to expand our sales network with new partners under favorable terms, our market presence across different channels or regions may be compromised. Failure to effectively execute our development and growth strategies, along with providing sufficient resources and operational support to our sales channels, could have a material and adverse impact on our future prospects, business, results of operations and financial condition.

We also face various risks in relation to the distributorship model as part of our sales channels. We have limited control over our distributors, who may not always comply with relevant laws, regulations, government guidelines, or adhere to agreements with us. Some distributors may sell our products to sub-distributors without our involvement or oversight, making it difficult to control their sales activities. Some distributors may violate our guidelines and sales strategies, and we may have limited control over disorganized ordering and stockpiling by distributors, making it challenging to make sales forecast and manage inventory levels effectively. All of these activities could cause harm to the effective management of sales channels, harm our reputation, and affect our results of operations.

If we are unable to obtain, maintain and protect our intellectual property rights, in particular trademarks and copyrights, our ability to compete could be affected.

Our intellectual property is a valuable asset of our business. The market for our products depends to a significant extent upon the value associated with our product design and the intellectual properties we develop and license. Although certain of our intellectual property is registered, there can be no assurances with respect to the rights associated with such intellectual property in those jurisdictions, including our ability to register, use, maintain or defend key trademarks and copyrights. To the extent possible, we rely on trademark, trade dress, copyright, patent and trade secret laws, as well as confidentiality procedures or other contractual restrictions of same or similar nature, to establish and protect our intellectual property or other proprietary rights. However, these laws, procedures and restrictions may provide only limited and uncertain protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters. In addition, our intellectual property portfolio in foreign countries is less extensive than our portfolio in the PRC, and the laws of foreign countries, including emerging markets in which our products are sold, may not protect our intellectual property rights to the same extent as the laws of the PRC. The costs required to protect our trademarks and copyrights may be substantial.

In addition, we may fail to apply for, or be unable to obtain, protection for certain aspects of the intellectual property used in or beneficial to our business. Further, we cannot provide assurance that our applications for trademarks, copyrights and other intellectual property rights will be granted, or, if granted, will provide sound and effective protection. Certain of our trademarks may have already been registered in the overseas markets that we are expanding or intend to expand to. In addition, third parties could bring infringement, invalidity or similar claims with respect to any of our current trademarks, copyrights and other intellectual properties, or any trademarks, copyrights or other intellectual properties we may seek to obtain in the future. Any such claims, whether or not successful, could be extremely costly to defend, divert management’s attention and resources, damage our reputation and brands, and substantially harm our business and results of operations. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Litigation and other proceedings also put our intellectual property at risk of being invalidated, or if not invalidated, may result in the scope of our intellectual property rights being narrowed. In addition, our efforts to try to protect and defend our trademarks and copyrights and other intellectual properties may be ineffective. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, some of our products bear the trademarks and other intellectual property rights of our licensors, and the value of our products is affected by the value of those rights. Our licensors’ ability to maintain and protect their trademarks and other intellectual property rights is subject to risks similar to those described above with respect to our intellectual properties. We do not control the protection of the trademarks and other intellectual property rights of our licensors and we cannot ensure that our licensors will be able to secure or protect their trademarks and other intellectual property rights. The loss of any of our significant owned or licensed trademarks, copyrights or other intellectual property could have a material adverse effect on our business, financial condition and results of operations. In addition, our licensors may engage in activities or otherwise be subject to negative publicity that could harm their reputation and impair the value of the intellectual property rights we license from them, which could reduce consumer demand for our products and adversely affect our business, financial condition and results of operations.

We have been, and expect to continue to be involved with litigation and other legal proceedings related to intellectual property rights. For instance, with respect to our legacy individual online learning services business, certain of our competitors are infringing certain copyrights of our financial literacy course contents and we have sued such companies and claimed for, among others, injunctive relief and monetary damages. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation, however, may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, results of operations and financial condition.

Our collaborations with third-party partner factories for our products presents risks to our business. Failure in product quality control may adversely affect our business.

We collaborate with specialized third-party partner factories to manufacture our products. As a result, the loss or unavailability of one of our major partner factories, even temporarily, could have a negative impact on our business, financial condition and results of operations. While we could replace our partner factories if necessary, any such move may be time-consuming and costly. We may also be required to seek out additional factories in response to increased demand for our products, as our current partner factories may not have the capacity to increase production. If we fail to receive a material portion of the products made by our partner factories, or if we fail to shift partner factories, our sales and profitability could be significantly reduced.

We may not have effective control over whether our third-party partner factories would strictly follow our specifications and instructions as to, for example, raw materials to be used in the production of our products. There are risks that one or more of our third-party partner factories will not comply with our requirements, and that we may not be able to discover such non-compliance immediately or at all. As such, the use of third-party partner factories may expose us to product liability claims, administration penalties, confiscation or destruction of certain products, the revocation of business license, or the imposition of other administrative or even criminal liabilities. If defective products are sold, it would result in damage to our reputation, product recall, consumer litigation and others that could materially and adversely affect our business.

We are exposed to inventory management risks and may face inventory excess, obsolescence, impairment or shortage.

As of June 30, 2025, we had inventories of RMB21.5 million (US$3.0 million). We must maintain sufficient inventory levels to ensure our product demand can be met, while avoiding excess inventory. Failure to forecast consumer demand or respond to any unexpected event negatively affecting the sales of our products could expose us to inventory obsolescence or result in a decline in inventory value or inventory write-downs. Changes to our business focus or product portfolio may also cause our inventories to be irrelevant and render our capital outlays for inventories unnecessary. For instance, we have incurred purchase commitment loss of inventories for our baijiu business as we voluntarily suspended relevant operations. On the other hand, inaccurate sales forecast or insufficient production capacity at our partner factories may lead to inventory shortage and result in our inability to meet market demand for our products and satisfy orders from our sales partners. Failure in managing our inventory could have a material and adverse impact on our business, results of operations and financial condition.

We are exposed to risks relating to warehousing and third-party logistics service providers.

Significant disruption to the operation of our warehouses, whether as a result of natural disasters, public health incidents, labor shortages, fires or other causes, or any unexpected and adverse changes in the storage conditions of our warehouses, could disrupt our operations, which may cause delay in product deliveries or even destroy our products. Prolonged disruptions in warehousing could also result in a loss of sales. Furthermore, we may fail to secure the lease agreement of our warehouses on favorable terms, or at all. Any of these events could have a material and adverse impact on our business, results of operations and financial condition.

We engage third-party logistics service providers to transport our products from partner factories to our warehouses and/or customers. Our dependence on third- party logistics providers could expose us to potential service disruptions or inefficiencies. If these providers fail to meet their service obligations due to operational issues, financial difficulties, or other unforeseen circumstances, our ability to deliver products to customers in a timely and cost-effective manner may be impacted, which could cause a decline in product sales and loss of revenue. In addition, improper handling of our products by the logistics service providers could also result in product damage, which could lead to product liabilities or claims and negatively affect our brand image and reputation. Any of these events could have a material and adverse impact on our business, results of operations and financial condition.

The success of our operations depends on our ability to avoid infringing, misappropriating or otherwise violating the trademarks, copyrights, trade secrets, know-how, patents and other proprietary rights of third parties.

We cannot assure you that our business practices do not and will not infringe, misappropriate or otherwise violate any trademarks, copyrights, trade secrets, know-how, patents and other proprietary rights of third parties, given the uncertainties inherent in the scope of certain trademarks, copyrights, trade secrets, know-how, patents and other proprietary rights. Intellectual property related litigation is usually complex and the results of such litigation are unpredictable. As we gain greater visibility and market exposure as a public company, we may also be at greater risk of being the subject of intellectual property–related litigation. Third parties may claim that our products or activities infringe, misappropriate or otherwise violate their trademarks, copyrights, trade secrets, know-how, patents or other proprietary rights. Defending against these allegations and lawsuits could be costly, take a significant amount of time, distract management from our business operations and delay our product launch. In addition, if we are found to have infringed, misappropriated or otherwise violated a third party’s trademarks, copyrights, trade secrets, know-how, patents or other proprietary rights, we may be required to pay substantial damages or be subject to orders, judgments or administrative penalties that prohibit us from selling certain products or impose other liabilities on us. In addition, any allegation of infringement of the intellectual property rights of others, even if unfounded, could damage our reputation and tarnish our brand image. Furthermore, our use of the disputed intellectual properties may be restricted, which could disrupt our operations. Occurrence of any of these incidents could have a material and adverse impact on our business, results of operations and financial condition.

We have undertaken strategic collaborations with IP licensors. If we fail to expand or maintain our collaboration with IP licensors, or our existing collaboration with any of our IP licensors is terminated or curtailed, or if we are no longer able to benefit from such business collaborations, our business and results of operations may be adversely affected.

Strategic collaborations with IP licensors is part of our business expansion strategies. We collaborate with IP licensors to jointly develop products that attract consumers. If we are unable to expand or maintain our collaboration with them in the future, our business and operating results may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these IP licensors, it might be difficult for us to identify alternative qualified IP licensors, which might adversely impact our daily operation and consumer experience. Our cooperation with IP licensors may also be adversely affected by negative publicities regarding our IP licensors, which could negatively affect our reputation, business and results of operations. In addition, the license agreements we entered into with IP licensors may contain extensive and detailed provisions setting forth scope of licenses, such as categories and sub-categories of products authorized to use licensed IPs, authorized sales channels, territories where sales of co-branded products are allowed, among others. We, our employees and our business partners may inadvertently breach such IP protection provisions and therefore subject us to liabilities under our agreements with IP licensors. Disputes may also arise due to reasons that we are unable to foresee. If we are unable to resolve disputes with IP licensors, we may not be able to continue our cooperation with our IP licensors, which could have a material and adverse effect on our business and operating results.

In addition, if we are unable to sell all of the co-branded products in our inventory within a reasonable period of time after the expiration of relevant agreements, we will not be able to continue to sell those products and may have to destroy our inventories. As a result, we may have to write down such inventories, which would result in negative impacts on our operating results and financial conditions.

Risks Related to Our Operations

We have a short history of profitability and may not maintain profitability in the future.

We had generally incurred net losses prior to the fiscal year ended June 30, 2024. We recorded net loss of RMB108.7 million in the fiscal year ended June 30, 2023, and we recorded net income of RMB385.5 million and RMB356.6 million (US$49.8 million) in the fiscal years ended June 30, 2024 and 2025, respectively, which are primarily associated with our legacy individual online learning business. We cannot assure you that we will be able to continue to generate net income or positive cash flow from operating activities in the future. Our future ability to maintain profitability will depend in large part on our ability to successfully operate and monetize from our pop toy business, maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our revenues. In particular, our ability to achieve and maintain profitability will depend on the success of our IPs and products, which may take time to win market awareness and popularity. As a result of the foregoing, we may not be able to maintain or improve our profitability in the future.

We may be adversely affected by negative publicity concerning us or our current and legacy business, brands, IPs, products and services, shareholders, affiliates, directors, officers, employees, the industries in which we operate regardless of its accuracy.

Negative publicity about us and our current and legacy business, brands, IPs, products and services, shareholders, affiliates, directors, officers, employees, the industries in which we operate can harm our brand recognition and reputation. For instance, with respect to our legacy individual online learning services, we had, from time to time, been subject to online complaints from alleged users or third parties claiming that our paid courses were overpriced and not useful, or claiming that the content on our platforms and the description about our services are invalid and misleading, or against our current or legacy brands. We were also exposed to negative publicity concerning refund disputes over course fees between us and the learners for our legacy individual online learning services or administrative penalties. We had also been subject to claims of fraudulent activities for the provision of our online learning services, which could harm consumer interests. Moreover, with our pop toy business, the reputation of our HERE 奇梦岛 brand (previously known as Letsvan) plays a crucial role in consumer perception of us and the sales of our products. Addressing such adverse publicity may necessitate the launch of defensive media campaigns or legal actions, leading to increased marketing and legal expenses and diverting management’s focus from core operations. Any counterfeit products or knockoffs may also infringe and undermine our brand reputation in general.

Negative publicity concerning the foregoing could be related to a wide variety of matters, including but not limited to:

●	complaints about our sales and marketing activities;

●	controversies over our product and IPs;

●	breaches of confidentiality, in particular that of sensitive personal information;

●	employment-related claims; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

Our online marketing strategy relies on third-party social media platforms. In particular, our fans and the influencers we work with may post contents relating to our products from time to time. We may fail to detect and prevent illegal or inappropriate content from being posted, which may incur regulatory investigations, legal liability, or removal from social media platforms. In addition, unfavorable publicity or negative news regarding us, our fans, the influencers we work with, or our IP proprietors, or negative review on our brands and products could adversely affect our reputation.

If our senior management and other key personnel are unable to work together effectively or efficiently or if we lose their services, our business may be severely affected.

The continued services of our senior management and other key personnel are important to our continued success. If they cannot work together effectively or efficiently, our business may be severely disrupted. If, in the future, one or more of our senior management members were unable or unwilling to continue in their present positions, and we cannot find suitable replacement in a timely and efficient manner, or at all, our business, results of operations and financial condition may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we face the risk of losing other key personnel. Our senior management has entered into employment agreements with us which contain confidentiality clauses, as well as standalone confidentiality and non-compete agreements. While certain senior management members have departed from our company due to their personal development decisions, we have not experienced any material disruptions to our business or material disputes with them in connection with such departures. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

We may face risks and uncertainties with respect to the licensing requirement for our business. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations and financial condition.

We are subject to government regulations for our operations in China. With respect to the established businesses, as of June 30, 2025, as advised by our PRC counsel, CM Law Firm, our WFOE and the affiliated entities had obtained the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, the Value-added Telecommunications Business Operating License for internet information service (the “ICP License”), the Permit for Production and Operation of Radio and Television Programs, and the Publication Operation License, except for the License for Online Transmission of Audio-Visual Program (the “Audio-Visual License”) for offering certain courses in live streaming or audio-visual contents. According to relevant PRC laws and regulations, no entities or individuals may provide internet audio-visual program services, which include making and editing of audio-visual programs concerning educational content and broadcasting such content to the general public online, without the Audio-Visual License, issued by the State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”) (currently known as National Radio and Television Administration), or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for an Audio-Visual License. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on online transmission of audio-visual programs.” With regards to our legacy individual online learning services business, we did not obtain the Audio-Visual License for offering certain courses in live streaming format and video recordings of live streaming courses and certain other audio-video contents such as short, pre-recorded videos and audio podcasts through our platforms to our users. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. As of the date of this annual report, we have not been subject to any penalties imposed by, or any investigations initiated by, the relevant government authorities due to such provision of internet audio-visual contents through our platforms without any requisite license. In addition, with respect to our established businesses, due to the ambiguity of the definition of “online publishing service” under the PRC laws and regulations, the online distribution of content, including our audio-visual contents and other course materials, through our platforms, may be regarded as an “online publishing service” and, therefore, we or the affiliated entities may be required to obtain an Online Publishing Service License. Failure to obtain such licenses may lead to fines, confiscation of relevant gains, suspension of the operations of our online platforms and other liabilities. As of the date of this annual report, we have not been required by the relevant regulatory authorities to obtain such license, nor have we been subject to any penalties imposed by, or any investigations initiated by, the relevant government authorities for failure to obtain such license.

As we have transitioned to the pop toy sector, we are subject to laws, regulations and policies governing the pop toy sector. The regulatory regime for the industry has been evolving, with new laws, regulations and other regulatory measures being introduced from time to time, such as the Product Quality Law of the People’s Republic of China (2018 Revision). Such laws and regulations may become more comprehensive and stringent in the future. While we closely monitor changes in the relevant laws and regulations and have implemented measures to ensure our ongoing compliance, changes in the regulatory regime may materially and adversely affect our business. For example: (1) we may incur higher compliance costs on our business and face challenges in launching new products; (2) we may encounter greater difficulties in obtaining relevant regulatory approvals; and (3) our sales and marketing activities may be restricted in scope, content, format and other aspects. Any non-compliance with applicable laws and regulations may expose us to liabilities. In case of any non-compliance, we may incur significant expenses and divert management’s attention and substantial resources to resolving deficiencies. More specifically, on June 8, 2023, the SAMR promulgated the Blind Boxes Guidelines. The interpretation and enforcement of such newly promulgated guidelines can be uncertain.

We cannot assure you that local PRC authorities will not adopt different enforcement practice or will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the pop toy industry, which may subject us to additional licensing requirements. We may also be required to apply for and obtain additional licenses or permits for our operations in China as the interpretation and implementation of current PRC laws and regulations continue to evolve. If government authorities determine that our operations fall within the scope of business operations that require additional licenses, permits or approvals, we may not be able to obtain such licenses, permits or approvals in a timely manner or on commercially reasonable terms or at all, and failure to obtain such licenses, permits or approvals may subject us to fines, legal sanctions or an order to suspend our related operations. Moreover, we may fail to renew or update any of our existing licenses and permits in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Government authorities may also from time to time issue new laws, rules and regulations and enhance enforcement of existing laws, rules and regulations, which could require us to obtain new and additional licenses, permits or approvals. If we are not able to comply with the applicable legal requirements, we may be subject to fines, confiscation of the gains derived from non-compliant operations, or suspension of non-compliant operations, any of which may materially and adversely affect our business, results of operations and financial condition.

We have been and may continue to be subject to litigations, allegations, complaints, investigations and penalties from time to time, which may adversely affect our business, results of operations and financial condition.

We have been and may continue to be involved in legal and other disputes, including labor disputes, customer complaints, advertisements, unfair competition and other dissatisfactions, contractual disputes, product liability claims and administrative penalties in the ordinary course of our business operations. We have encountered and may also, in the future, encounter, disputes from time to time over rights and obligations concerning intellectual property rights and allegations against us for potential infringement of third party’s intellectual property rights, and we may not prevail in those disputes. Any claims against us, with or without merit, could be time consuming and costly to defend or litigate, divert our management’s attention and resources, or harm our brand equity. If a legal or administrative proceeding against us is successful, we may be required to pay substantial damages or fines and/or enter into agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our products or be required to make changes to our product offerings or business model. As a result, the scope of our offerings could be reduced, which could adversely affect our ability to attract consumers, harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

Our investments, acquisitions and alliances may require significant management attention and adversely affect our business operations, results of operations and financial condition.

We continually evaluate and consider strategic investments, combinations, acquisitions or alliances. For instance, in September 2023, we entered into an agreement relating to the acquisition of KELLY’S EDUCATION LIMITED (“Kelly’s Education”), a personalized online language education service provider in Hong Kong, pursuant to which we acquired all of the issued share capital of Kelly’s Education for a total consideration of HK$2.0 million. In addition, through a series of transactions during the fiscal year ended June 30, 2025, we acquired controlling interests in Shenzhen Letsvan, a company specializing in IP incubation, copyright commercialization, and the promotion and sales of pop toys, through which we began to engage in our primary business currently, namely pop toy business.

We may not be able to identify suitable strategic alliances or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. Furthermore, these transactions could be material to our business if consummated. We may not have the financial resources necessary to consummate any acquisitions in the future or the ability to obtain the necessary funds on satisfactory terms. There may be particular complexities, regulatory or otherwise, associated with further expansion into new markets, and our strategies may not succeed beyond our and current markets. Any future acquisitions may also result in significant transaction expenses in addition to integration and consolidation risks. Because acquisitions historically were not a core part of our growth strategy in the past, we have no material experience in successfully utilizing acquisitions. We may not have sufficient management, financial and other resources to integrate any such future acquisitions or to successfully operate new businesses, and we may be unable to profitably operate our expanded company. If we are unable to effectively address these challenges, our ability to execute acquisitions will be impaired, which could have an adverse effect on our growth.

We are subject to a variety of evolving laws and regulations regarding cybersecurity, data security and personal information protection. If the data security measures adopted by us underperform, or if we otherwise fail to protect data security and personal information as required by relevant laws and regulations or by our users, consumers may lose trust in us, and we may be subject to liabilities and other negative consequences.

Maintaining data security and protecting personal information are critical to our business. For our legacy individual online learning services, we processed a large amount of data and information in various aspects of our business, in particular certain personally identifiable information relating to our users. For instance, users generally provide their mobile phone number and/or social media account information used for user registration and mailing address for receipt of our delivery. Such information is potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. In addition, we are also subject to a variety of laws and regulations regarding cybersecurity, data security and personal information protection, including restrictions on the collection, storage and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen or tampered with.

A party may nevertheless circumvent our data security measures and disseminate or misappropriate proprietary and confidential information and jeopardize the confidential nature of such information. Any unauthorized or otherwise inappropriate disclosure or leakage of data, whether willful or accidental, may give rise to wrongful access, misuse or loss of our proprietary and confidential information or other records, which could disrupt our business and expose us to potential liabilities, costly litigations and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and/or customers and business partners could be severely damaged, we could incur significant liabilities and our business and operations could be adversely affected. Furthermore, we have expanded our business to the pop toy sector. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause consumers to lose trust in us and could expose us to legal claims. A security breach that leads to leakage of data and information of our users and/or customers could subject us to legal liabilities, regulatory sanctions, reputational damage and loss of confidence. In addition, data breaches or any misconduct during the process of collection, analysis, and storage of data, could result in a violation of applicable PRC data privacy and protection laws and regulations, and subject us to regulatory actions, investigations or litigations. As of the date of this annual report, we have not incurred any material actions, investigations or litigations relating to cybersecurity and personal information protection. However, we cannot guarantee that we will not encounter such incidents in the future. If any of such events occurs, we could incur significant costs in investigating and defending against them, and could be subject to negative publicity about our privacy and data protection practices, which may affect our reputation in the marketplace. Any potential risks related to our processing of data could require us to implement measures to reduce our exposure to liability, which may require us to expend substantial resources and limit the attractiveness of our products to consumers. As a result, our business, results of operations and financial condition could be materially and adversely affected. Any of these issues could harm our reputation, adversely affect our ability to attract consumers, reduce their willingness to pay, or subject us to third-party lawsuits, regulatory fines or other action or liability. Any reputational damage resulting from breach of our security measures could create distrust of our company by consumers or investors. We may be required to spend significant additional resources to protect us against the threat of security measures breaches or to alleviate problems caused by such disruptions or breaches. Any concerns or claims about our practices and compliance with regard to the processing of personal information or other privacy-related matters, even if ungrounded, could damage our reputation and results of operations.

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

However, we cannot assure you that our existing data security and personal information protection system and technical measures will always be considered sufficient under applicable laws, regulations and other privacy standards, or that we will comply with the applicable laws and regulation in all respects. If relevant government authorities interpret or implement these and other laws or regulations in ways that may negatively affect us, our current practice of collecting and processing data and personal information may be ordered to be rectified or terminated by regulatory authorities, and we may also become subject to fines and other penalties. We could be adversely affected if PRC legislation or regulations require changes in business practices or privacy policies, or if the relevant PRC government authorities interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations and financial condition.

We are subject to risks associated with our international expansion.

Overseas expansion is a crucial part of our long-term business strategy, especially with our venture into the pop toy sector. We have selectively engaged in certain international expansion initiatives, initially through the establishment of Kelly’s Education for learnings services overseas, and the overseas operations of the pop toy business. While overseas operations currently have not contributed a significant portion of our revenue, as our overseas operations grow and deepen, we could be faced with increased risks, including, among others:

●	political instability and general economic or political conditions in particular countries or regions;

●	import or export licensing requirements and tariffs imposed by various foreign countries;

●	difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex domestic and international laws, treaties and regulations;

●	different regulatory structures and unexpected changes in regulatory environments;

●	increased costs to protect intellectual property and personal data security;

●	inability to recruit international talent and challenges in replicating or adapting our company policies and procedures to operating environments different from that of China;

●	exchange rate fluctuations; and

●	fluctuations in selling prices and margins of our overseas sales.

In addition, overseas operations generally could involve higher costs, such as costs for maintaining an operational framework and structure compliant with local regimes, recruiting and retaining local staff and coordination of local operations. All of these risks above will also intensify with the scale of our overseas operations and may have a negative impact on our business, results of operations, financial condition and prospects.

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

In the course of preparing and auditing our consolidated financial statements for the fiscal years ended June 30, 2023, 2024 and 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of June 30, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (the “Section 404”) requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended June 30, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weakness that has been identified and continues to exist or other material weaknesses that may be identified in the future, our management may again conclude that our internal control over financial reporting is not effective. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We may identify other weaknesses and deficiencies in our internal control over financial reporting in the future. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, results of operations, financial condition and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Any change, disruption, discontinuity in the features and functions of major social media in China could materially and adversely affect our business, results of operations and financial condition.

We leverage social media in China as a tool for customer acquisition and engagement. To the extent that we fail to leverage such platforms, our ability to attract consumers and maintain and enhance the recognition of our IPs and products may be severely harmed. If any of these platforms experiences downtime or other disruptions, or if we are unable to utilize these platforms, we may not be able to locate alternative platforms of similar scale to provide similar functions or support on commercially reasonable terms in a timely manner, or at all. Any interruption to or discontinuation of our relationships with major social network operators in China may affect our marketing campaigns, reduce our brand visibility among consumers, and cause a decline in the popularity of our IPs and products, which in turn may have a material adverse effect on our business, results of operations and financial condition.

We currently have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We rarely maintain liability insurance or property insurance policies, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we rarely maintain any business interruption insurance or key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face uncertainties with respect to our leased properties.

We lease real properties from third parties primarily for our offices and storage of goods in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities. As of the date of this annual report, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of such leased properties. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

Failure to make adequate contributions to social insurance and housing fund as required by PRC regulations may subject us to penalties.

In accordance with the PRC Social Insurance Law and the Administrative Measures on Housing Fund and other relevant laws and regulations, an employer is required to pay basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing fund (the “Employee Benefits”), for its employees in accordance with the rates provided under relevant regulations and withhold the Employee Benefits that should be assumed by the employees. Historically, we had not made sufficient contribution of the Employee Benefits for some employees. For our individual online learning business, we started to make sufficient contribution of Employee Benefits for all employees from July 2023 in accordance with relevant regulations in China. Meanwhile, for our pop toy business, we started to make sufficient contribution of Employee Benefits for all employees from July 2025 in accordance with relevant regulations in China. We have made adequate provision in relation to the insufficient contribution of the Employee Benefits in our financial statements. However, we cannot assure you that the relevant government authorities will not, in the future, require us to pay the outstanding amount and impose late fees or fines on us, in which case our business, results of operations and financial condition may be adversely affected.

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

China’s overall economy and the average salary have increased in recent years and are expected to continue to grow. The average salary level for our employees has also increased in recent years. If the inflation intensifies in China, we may have to increase the price level of our products while our costs and operating expenses may also increase in the mean time. In that case, our profit margin will depend on our ability to pass on the additional costs and operating expenses to our customers. In addition, a rising inflation level may also have a negative impact on consumers’ discretionary purchases, which will in turn reduce the demand of our offerings and negatively affect our results of operations and financial condition. Unless we are able to pass on these increased labor costs to consumers or reduce other costs, our business, results of operations and financial condition would be materially and adversely affected.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data and certain external data. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

We have granted and will continue to grant share-based awards under our share incentive plans, which may result in increasing share-based compensation expenses.

In connection with our restructuring and spin-off, we adopted our 2018 share incentive plan (the “2018 Plan”) and 2021 global share plan (the “2021 Plan”) in May 2022 to reflect the respective interests of grantees prior to the restructuring and spin-off and to provide for future incentive grants to our employees, directors and consultants. Under the 2018 Plan and the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 38,240,745 Class A ordinary shares. As of October 21, 2025, options to purchase a total of 18,898,545 Class A ordinary shares under the 2021 Plan had been granted and outstanding, and 13,353,996 of such options had been exercised. As of October 21, 2025, there had been no options granted under the 2018 Plan. We recorded share-based compensation of RMB191.6 million, RMB27.8 million and RMB20.5 million (US$2.9 million) for the fiscal years ended June 30, 2023, 2024 and 2025, respectively. We may continue to record significant share-based compensation expenses in relation to such share option grants. We expect to grant awards under such plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees and may therefore record additional amount of share-based compensation expenses. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for details. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations and financial condition.

We may need additional capital in the future to pursue our business objectives.

We may need to raise additional capital to respond to business challenges or opportunities, enhance our marketing efforts, accelerate our growth and design and develop new products. Due to the unpredictable nature of the capital markets and our industries, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Natural disasters and unusual weather conditions, power outages, pandemic outbreaks, terrorist acts, global political events and other extraordinary events could materially and adversely affect our results of operations, financial condition and growth prospects.

During the peak of the COVID-19 pandemic, various nations imposed various measures to keep COVID-19 in check, including travel restrictions from time to time. Such measures have adversely affected our operation, as it has caused inconvenience to our day-to-day operating activities. Our results of operations and financial performance have been and may continue to be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy. Historically, the COVID-19 pandemic contributed to the growth of China’s online adult learning market, and in turn, our business growth. To the extent that future waves of COVID-19 pandemic disrupt normal business operations, we may face operational challenges with our services, and decline in the individual disposable income and discretionary spending.

In addition to the impact of COVID-19, natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, power outages, other pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially and adversely affect our business operations and financial performance. These events could result in server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software, hardware, storage and network. Any interruptions to our live streaming capabilities due to extraordinary event can materially affect our ability to grow our consumer base and impair our consumer experience, disrupt normal business operations, and be detrimental to our reputation and growth prospects. In addition, in recent years, there have been other breakouts of epidemics in China and globally. Normal business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. Our results of operations could be also adversely affected to the extent that any of the extraordinary events harms the PRC economy in general.

Risks Related to Our Corporate Structure

For the risk factors under this subsection, the shareholder of the VIEs refer to the shareholder of the VIEs before the VIE Termination.

If the PRC government deems that our historical contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, the price of the ADSs may be adversely affected.

In June 2018, MOFCOM and the National Development and Reform Commission (the “NDRC”) promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (the “Negative List”), which became effective on July 28, 2018, in order to amend the Guidance Catalog of Industries for Foreign Investment. The Negative List was latest amended on September 6, 2024. Pursuant to the latest Negative List, foreign ownership in entities that provide internet and other related businesses, including but not limited to, certain value-added telecommunication services, internet audio-visual program services and radio and television program production and operation, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, the operation of certain value-added telecommunications services is considered as “restricted,” while the provision of radio and television program production and operation and the internet audio-visual program services are considered as “prohibited.”

QuantaSing Group Limited is a Cayman Islands holding company with no substantive operations. Our WFOEs are foreign-invested enterprises under PRC laws and, accordingly, they are not eligible to engage in businesses that are subject to foreign ownership restriction under the PRC laws. Our legacy individual online learning services business and certain consumer and other businesses was carried through the historical contractual arrangements entered into by Beijing Liangzizhige with Beijing Chuangyuqizhi and Beijing Feierlai. For details, see “Item 4. Information on the Company—A. History and Development of the Company.” Investors in the ADSs are purchasing the equity securities of QuantaSing Group Limited, the Cayman Islands holding company, rather than the equity securities of any of our subsidiaries or the VIEs. Before the VIE Termination, the contractual arrangements with the respective VIE and its shareholder had enabled us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. See “Corporate History and Structure” for details.

In the opinion of our PRC counsel, CM Law Firm, (1) the ownership structures of our WFOE and the VIEs in China under the historical contractual arrangements were not in any violation of the applicable PRC laws or regulations then in effect; and (2) prior to the termination thereof, the agreements under the historical contractual arrangements among each of our WFOE, the VIEs and their shareholder governed by PRC law were valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. The agreements under the historical contractual arrangements among our WFOE, the VIEs and their shareholder have not been tested in a court of law. If the PRC government otherwise find that we have been in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our legacy individual online learning services business, the relevant government authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the relevant business and/or operating licenses;

●	discontinuing or restricting any related-party transactions between our company and the VIEs (if any);

●	imposing fines and penalties, confiscating the income that they deem to be obtained through illegal operations, or imposing additional operational requirements which we or the VIEs may not be able to comply with;

●	restricting or prohibiting our use of the proceeds of our initial public offering in January 2023 to finance the business and operations of our WFOE in China, particularly the expansion of our business through strategic acquisitions;

●	restricting the use of financing sources by us or the VIEs or otherwise restricting our or their ability to conduct business; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruptions to us and materially and adversely affect our reputation, business, results of operations and financial condition. If the PRC government determines that the historical contractual arrangements and/or the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the historical treatment of consolidating the financial results of the affiliated entities in our financial statements could be challenged or deemed invalid under the U.S. GAAP, and the ADSs may decline in value or become worthless.

The historical contractual arrangements with the VIEs and their shareholder may be less effective than direct ownership in providing operational control.

Before the VIE Termination, we had relied on the historical contractual arrangements between Beijing Liangzizhige, and Beijing Chuangyuqizhi and Beijing Feierlai and their respective nominee shareholder to operate our legacy individual online learning services business in China. The historical contractual arrangements, however, may be less effective than direct ownership in providing us with operational control over the VIEs. For instance, the VIEs and their shareholder could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the historical contractual arrangements, we rely on the performance by the VIEs and their shareholder of their obligations under the contracts to direct the VIEs’ activities. The shareholder of the VIEs may not act in the best interests of our company or may not perform its obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these historical contracts (if any) through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Risks Related to Our Corporate Structure—We face uncertainty with respect to the enforceability of the historical contractual arrangements with the VIEs and their shareholder, and any failure by the VIEs or their shareholder to perform their obligations under our historical contractual arrangements with them would have a material adverse effect on our business.”

We face uncertainty with respect to the enforceability of the historical contractual arrangements with the VIEs and their shareholder, and any failure by the VIEs or their shareholder to perform their obligations under our historical contractual arrangements with them would have a material adverse effect on us.

If the VIEs or their shareholder fail to perform their respective obligations under the historical contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law.

All the agreements under our historical contractual arrangements with the VIEs are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. However, uncertainties in the PRC legal system could limit the ability to enforce these historical contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event to these historical contractual arrangements are unenforceable, or if there is any significant delay or other obstacles in such process, our control over the VIEs under the historical contractual arrangements may be deemed ineffective, which could have a material adverse impact on us and the price of the ADSs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the enforcement of and changes in laws and regulations in China could have a material adverse effect on our business, results of operations, financial condition and growth prospects, and cause the ADSs to significantly decline in value or become worthless.”

The shareholder of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholder of the VIEs may have actual or potential conflicts of interest with us. The shareholder may breach, or cause the VIEs to breach, the historical contractual arrangements, which would have a material adverse effect on our ability to consolidate the financial results of the affiliated entities and receive economic benefits from them. For instance, the shareholder may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor.

Under the historical contractual arrangements, we did not have any arrangements to address any conflicts of interest between the shareholder of the VIEs and our company, except that we had the right to exercise the purchase option under the exclusive option agreement with the shareholder to request it to transfer all of its equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholder of the VIEs under the historical contractual arrangements, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. The shareholder of the VIEs may be involved in disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the VIEs and their shareholder. Although under our historical contractual arrangements, it is expressly provided that the VIEs and their shareholder shall not assign any of their respective rights or obligations to any third party without the prior written consent of our respective WFOE, we cannot assure you that these arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements we had entered into with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could materially and adversely affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the historical contractual arrangements in relation to the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our WFOEs’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late fees and other penalties.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our historical corporate structure with the VIEs.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our historical contractual arrangements with the VIEs will be deemed to be in violation of the market access requirements for foreign investment in China and if yes, how our historical contractual arrangements with the VIEs should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that (1) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities; (2) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our contractual control over the VIEs through our historical contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to have violated the Foreign Investment Law, the historical contractual arrangements that allow us to have contractual control over the VIEs may be deemed as invalid and illegal, which may have a material adverse effect on us.

Risks Related to Doing Business in China

The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting.

Under the current Regulations on Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), as jointly adopted by six PRC regulatory agencies in 2006 and amended in 2009, an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets is required to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. It remains uncertain as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for an offering. If we fail to obtain required CSRC approval under the M&A Rules in a timely manner, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on the operations in China, delays in or restrictions on the repatriation of the proceeds from the relevant offering into China, restrictions on or prohibition of the payments or remittance of dividends by our WFOEs in China, or other actions that could have a material adverse effect on our business, results of operations, financial condition, reputation and prospects, as well as the trading price of the ADSs.

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

We believe, to the best of our knowledge, we are in compliance with the above-described PRC laws and regulations currently in force in all material respects. Nevertheless, we cannot assure you that we would be able to complete all the requirements, to the extent that they may be subsequently required by the relevant regulatory authorities, in a timely manner, or at all, or that completion of any other compliance requirements would not be imposed. Any failure to complete or delay in completing such procedures for our future capital raising activities or occurrences of specific events mentioned above as required under the CSRC Filing Rules and other relevant laws and regulations, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of the ADSs. Accordingly, the value of your investment may be materially and adversely affected or become worthless.

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

On December 28, 2021, the CAC and several other PRC government authorities jointly issued an amendment to the Measures for Cybersecurity Review, which took effect on February 15, 2022 and provides that the relevant operators shall apply with the Cybersecurity Review Office of CAC for a cybersecurity review under certain circumstances. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on internet information security and censorship.” As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we had applied for and completed a cybersecurity review for the offering and listing of the ADSs on the Nasdaq Stock Market pursuant to the Cybersecurity Review Measures. The review was completed in August 2022. We have not received any material adverse findings in such review. We are in compliance with the existing regulations and policies by the CAC regarding the Cybersecurity Review as of the date of this annual report. However, it remains uncertain as to how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the measures, which may have a material adverse impact on our future capital raising activities, or even retrospectively, on our previous offering and listing. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we face uncertainty as to whether any review or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our business, shut down our platforms, or face other penalties, which could materially and adversely affect our business, results of operations and financial condition, and/or the value of the ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, if any of these events retroactively causes us to be unable to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, the value of the ADSs could significantly decline or become worthless.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended June 30, 2025.

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

The COVID-19 pandemic had a widespread impact on the global economy. The pandemic may still evolve and it may still have future impact on the global economy. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over the economic and other impacts of the tensions in the international relationship, including the Russia-Ukraine conflict and unrest and terrorist threat, as well as other concerns over international trade. There have also been concerns about the relationship between China and other countries and regions, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, tariffs and sanctions. For instance, the U.S. introduced a series of tariffs in early 2025, targeting imports from China and other regions. Significant tariffs have been imposed starting February 2025, followed by further measures. Subsequently, China has introduced reciprocal tariffs, followed by tariff and other countermeasures between these countries. Any substantial increases in tariffs or trade restrictions implemented by these two economies could lead to retaliatory measures and disrupt global supply chains, which could affect our expansion plans and overseas sales, and have a material adverse effect on our business and future prospects.

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

While we have proactively expanded to certain overseas markets, especially with our acquisition of Shenzhen Letsvan, we conduct substantially all of our current business in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all are PRC nationals. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, PRC laws may render you unable to enforce a judgment against our or the VIEs’ assets or the assets of our directors and officers.

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

QuantaSing Group Limited is a Cayman Islands holding company with no operations in China. We currently rely on dividends and other distributions on equity paid by our WFOEs, and before the VIE Termination, we also relied on such from the affiliated entities, for our cash and financing requirements, including the funds necessary to make overseas investments, fund our overseas operations, pay dividends and other cash distributions to our shareholders and service any debt we may incur. See “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—Financial Information Related to the Affiliated Entities” for details of the cash flows within our group. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of QuantaSing Group Limited, our subsidiaries or the affiliated entities to transfer cash or assets. Current PRC regulations permit our WFOEs to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOEs are required to set aside at least 10% of its accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on dividend distribution.” As a result of these laws, rules and regulations, our WFOEs are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.

While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between QuantaSing Group Limited and our Hong Kong subsidiaries, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on QuantaSing Group Limited, its subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.

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

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of funds out of China. Our current revenue was primarily denominated in Renminbi. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of the ADSs, if any. Shortages in the availability of foreign currency may restrict the ability of our WFOEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

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

QuantaSing Group Limited is a Cayman Islands holding company. We conduct our operations in China through our WFOEs and, before the VIE Termination, also through the affiliated entities. We may make loans to our WFOEs or the VIEs subject to the approval from or registration with government authorities and limitation on amount, or we may make additional capital contributions to our WFOEs. Any loan to our WFOEs is required to be registered with SAFE or its local branches.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “SAFE Circular 7”). Pursuant to SAFE Circular 7, directors, supervisors, senior management and other employees participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our WFOEs and our WFOEs’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on foreign exchange—Regulations relating to stock incentive plans.”

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

We have incurred and expect to continue to incur significant legal, accounting and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We will continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act of 2002, including Section 404, and the other rules and regulations of the SEC.

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

As of October 21, 2025, Mr. Peng Li beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted 30.6% of our total issued and outstanding share capital and 81.5% of the aggregate voting power of our total issued and outstanding share capital as of the same date. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holder(s) of Class B ordinary shares have and will continue to have considerable influence over matters which require shareholders’ approval, such as decisions regarding statutory mergers and consolidations, amendment to our memorandum and articles of association and other significant corporate actions. Such holder(s) may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our founder, Mr. Peng Li, has considerable influence over us and our corporate matters.

As of October 21, 2025, Mr. Peng Li beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute 30.6% of our total issued and outstanding share capital and 81.5% of the aggregate voting power of our total issued and outstanding share capital as of the same date. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Mr. Peng Li has considerable power to control actions that require shareholders’ approval under Cayman Islands law, such as approving statutory mergers and consolidations, and amending our memorandum and articles of association. This control will limit your ability to influence corporate matters and may prevent transactions that would be beneficial to you, including discouraging others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We had 113,294,797 Class A ordinary shares and 49,859,049 Class B ordinary shares outstanding as of October 21, 2025, including 72,248,481 Class A ordinary shares represented by ADSs.

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

Our management have considerable discretion in deciding how to apply the net proceeds from our initial public offering. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the price of the ADSs, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

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

We believe we were a passive foreign investment company for our fiscal year ended June 30, 2025, and we may be a PFIC for future fiscal years which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes, for any fiscal year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. For purposes of making a PFIC determination, the non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is not entirely clear, we treat the formerly affiliated entities as being owned by us for U.S. federal income tax purposes for periods prior to the VIE termination because, prior to the VIE termination, we controlled their management decisions and were entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their financial results in our consolidated U.S. GAAP financial statements for periods prior to the VIE termination.

Based on the market price of our ADSs and the composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our fiscal year ended June 30, 2025. However, because the determination of whether we are or will become a PFIC for any fiscal year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance regarding our PFIC status for any taxable year. Furthermore, the value and proper classification of certain of our assets for U.S. tax purposes is subject to uncertainty, which may affect our PFIC status for any taxable year. In addition, fluctuations in the market price of the ADSs may increase the risk that we continue to be a PFIC for subsequent fiscal years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other intangibles, may generally be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

Because we believe we were a PFIC for the fiscal year ended June 30, 2025, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—General”) who holds or acquires our ADSs or our Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

QuantaSing Group Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We currently carry out our pop toy business primarily in China through Shenzhen Letsvan, and, to a much lesser extent, overseas pop toy business through several overseas subsidiaries. Before the VIE Termination in September 2025, we carried out our legacy individual online learning services business and certain consumer and other businesses in China through Beijing Liangzizhige, one of our WFOEs, and its contractual arrangements, commonly known as the VIE structure, with Beijing Chuangyuqizhi and Beijing Feierlai, the variable interest entities based in China, and their respective nominee shareholder.

Corporate restructuring before the IPO

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

In March 2022, we completed the sale of 100% of the equity interest in Beijing ChangYou Star Network Technology Co., Ltd., and its subsidiary, Beijing Baichuan Insurance Brokerage Co., Ltd. (“Beijing Baichuan”), to Beijing Shanronghaina Network Technology Co., Ltd., an entity controlled by EW Technology.

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

Corporate restructuring after the IPO

E-commerce business

From early 2023, we begun to explore the consumer goods sector through e-commerce and undertook relevant steps to align such new business initiatives with our corporate structure. We incorporated Rare River Group Limited in February 2024 as our wholly-owned subsidiary in the Cayman Islands, which then incorporated Rare River Group (BVI) Limited (“Rare River BVI”) in February 2024 as its wholly-owned subsidiary in the BVI. Rare River BVI subsequently incorporated Rare River Technology (HK) Limited as its wholly-owned subsidiary in Hong Kong in March 2024, which then incorporated Beijing Ziranzhilu Liquor Industry Co., Ltd. (“Beijing Ziranzhilu”) in China as our WFOE in April 2024. Through a series of transfer of equity interests among Beijing Feierlai, Qiniuyouxuan (Beijing) Technology Co., Ltd. (“Qiniuyouxuan”) and other parties, Beijing Ziranzhilu obtained all of the equity interests in Qiniuyouxuan. As a result of the foregoing steps, our company operated e-commerce business in China through Qiniuyouxuan, Beijing Feierlai and certain of their subsidiaries.

Acquisition of KELLY’S EDUCATION

We expanded our learning services to the global online education market through the acquisition of KELLY’S EDUCATION LIMITED. In September 2023, we incorporated QuantaSing International Limited as our wholly-owned subsidiary in the Cayman Islands, which subsequently incorporated Kelly’s Investments Limited as its wholly-owned subsidiary in the BVI for the acquisition of Kelly’s Education, which was completed in September 2023. In January 2024, Kelly’s Education incorporated Shenzhen Kailisijin Education Technology Co., Ltd. (formerly known as Shenzhen Qisile Education Technology Co., Ltd.) as our WFOE.

Restructuring of VIE

CreaVerse Technology (HK) Limited (“CreaVerse Hong Kong”) incorporated Beijing Chuangyuqizhi Technology Co., Ltd. as our WFOE in April 2024. In May 2024, Beijing Feierlai transferred all its equity interests in Beijing Zhixueduxing Technology Co., Ltd. (“Beijing Zhixueduxing”) to Shenzhen Erwan. In May 2024, a series of contractual arrangements were entered into by and among Beijing Chuangyuqizhi, Beijing Zhixueduxing and its nominee shareholder, Shenzhen Erwan. Pursuant to the exercise of the exclusive option under the aforesaid contractual arrangements by Beijing Chuangyuqizhi, Shenzhen Erwan transferred all of the equity interests in Beijing Zhixueduxing to Beijing Denggaoerge Network Technology Co., Ltd. (“Beijing Denggaoerge”). In the meantime, CreaVerse Hong Kong entered into an equity transfer agreement with Shenzhen Erwan to transfer all of its equity interests in Beijing Chuangyuqizhi to Shenzhen Erwan. In April 2025, Beijing Liangzizhige entered into a series of agreements and established new contractual arrangements with Beijing Chuangyuqizhi and its nominee shareholder (i.e., Shenzhen Erwan). Beijing Feierlai subsequently entered into equity transfer agreements with Beijing Chuangyuqizhi to transfer its equity interests in certain subsidiaries to Beijing Chuangyuqizhi, including Beijing Denggaoerge. As a result of the foregoing adjustments, we operated our individual online learning services business and certain consumer and other business through the VIEs, Beijing Chuangyuqizhi and Beijing Feierlai, and their respective subsidiaries.

As a result of the foregoing transactions, before the VIE Termination, we operated our individual online learning services business and certain consumer and other business in China pursuant to the VIE Agreements between Beijing Liangzizhige, Beijing Feierlai and Beijing Chuangyuqizhi, and their respective nominee shareholder. We also operated learning services overseas and certain consumer and certain other businesses through the subsidiaries of QS International and Rare River.

Shenzhen Letsvan Investment

We incorporated CreaVerse Group Limited (“CreaVerse Cayman”) in February 2024 as our wholly-owned subsidiary in the Cayman Islands, which then incorporated CreaVerse Group (BVI) Limited (“CreaVerse BVI”) in February 2024 as its wholly-owned subsidiary in the BVI. CreaVerse BVI subsequently incorporated CreaVerse Technology (Singapore) Pte. Limited (“CreaVerse Singapore”) as its wholly-owned subsidiary in Singapore in February 2024, which then incorporated CreaVerse Technology (HK) Limited (“CreaVerse Hong Kong”) as its wholly-owned subsidiary in Hong Kong in March 2024. CreaVerse Hong Kong incorporated Shenzhen Chaowan World Information Technology Co., Ltd. (“Shenzhen Chaowan”) in December 2024. From December 2024 to March 2025, Shenzhen Letsvan and its shareholders, Shenzhen Chaowan and/or certain other parties thereto, entered into a series of agreements (“Initial Investment Agreements”), including certain shareholders’ agreements, equity transfer agreements and capital injection agreements. Pursuant to the Initial Investment Agreements, we made initial investments in Shenzhen Letsvan at an aggregate cash consideration of approximately RMB235.0 million for 61.05% of its then outstanding equity interests. From April 2025, we began to consolidate the results of operations of Shenzhen Letsvan. We also established a number of overseas subsidiaries and controlled entities in Southeast Asia and the United States through CreaVerse Cayman, CreaVerse Singapore and CreaVerse Hong Kong in connection with the development of our pop toy business.

From June 2025, we undertook further steps to acquire all of the remaining equity interests in Shenzhen Letsvan from the minority shareholders through a mix of cash and stock consideration. The aggregate cash consideration to the minority shareholders amounted to RMB383.5 million. For the stock consideration and by way of private placement, we will issue an aggregate of 18,219,330 Class A ordinary shares to Mr. Huiyu Zhan (Zack) (“Mr. Zhan”), the founder and chief executive officer and a director of Shenzhen Letsvan, as consideration for his remaining interests in Letsvan. The share issuance will take place in three installments and be subject to certain restrictions and limitations, including respective vesting schedules and lock-up requirements. As of the date of this annual report, certain portion of this acquisition still remain in progress, and we hold 76.3% of the equity interests in Shenzhen Letsvan.

VIE Termination and Restructuring of Established Businesses

In furtherance of our strategy to pursue product-driven growth with the pop toy business, we restructured our established businesses through a series of transactions from September 2025. On September 30, 2025, Beijing Liangzizhige, entered into the VIE Termination Agreement with Beijing Feierlai and Beijing Chuangyuqizhi, and the respective nominee shareholder of Beijing Feierlai and Beijing Chuangyuqizhi, to terminate the contractual arrangements among these parties, including the termination of the voting rights proxy agreements, equity pledge agreements, exclusive consultancy and service agreements and exclusive option agreements. As part of the business restructuring and in connection with the termination of the VIE Agreements, we (through our relevant subsidiaries and the affiliated entities) entered into equity transfer agreements with the relevant entities of a third-party buyer (the “Buyer”) on September 30, 2025, pursuant to which Beijing Liangzizhige shall instruct the nominee shareholder to transfer all of its equity interests in Beijing Feierlai and Beijing Chuangyuqizhi to the Buyer, and the company shall transfer all of its equity interests in QS International and Rare River to the Buyer, for an aggregate consideration of RMB162 million and US$2.5 million, and the Buyer would assume the net liabilities of these transferred entities as of June 30, 2025, subject to further adjustments reflecting the net liabilities changes before the closing and other adjustments as may be mutually agreed upon by the parties. The termination of the VIE Agreements took effect on September 30, 2025. We began to deconsolidate the results of operations of the affiliated entities from September 30, 2025. As a result of the business restructuring, we ceased to engage in any individual online learning services business in the PRC or overseas or any other consumer businesses or any other business, and continued to operate our pop toy business through Shenzhen Letsvan, together with all the other entities remaining in our group following the restructuring of the established businesses.

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

B. Business Overview

Our Pop Toy Business

We create collectible pop toys that spark joy and inspire global culture. With innovative design and storytelling at our core, we deliver immersive experiences that connect deeply with collectors worldwide. Guided by joy, integrity, wonder, and co-creation, we are building vibrant cultural ecosystems where fans shape and share dreams.

Our IP portfolio

We are building a growing and diverse IP portfolio, underpinned by our strong ability to develop proprietary IPs as well as to attract collaborations with recognized IPs. As of the date of this annual report, we have 11 proprietary IPs, including WAKUKU and ZIYULI, four exclusive licensed IPs and two non-exclusive licensed IPs.

Our IP portfolio is predominantly developed and created in-house, demonstrating our strong capabilities in IP creation and commercialization. We consider these capabilities to be core competitive advantages that distinguish us within the pop toy industry. We are committed to continuing our investment in building a solid IP foundation, which we believe will support our ability to capture and sustain a meaningful share of the growing global pop toy market.

Our IP portfolio is further strengthened through strategic partnerships with globally recognized IP holders. Under licensing agreements, we reinterpret these beloved characters to develop exclusive variants. Licensed IPs amplify our brand visibility, allowing us to tap into established fan communities and generate rapid market traction alongside our in-house-developed offerings.

Our proprietary IPs

Our proprietary IPs, including flagship characters such as WAKUKU and ZIYULI, are developed in-house through a specialized incubation methodology. This systematic approach helps us effectively cultivate culturally resonant IPs by combining precise audience targeting, focused creative development and efficient market testing, and further ensures each IP’s successful launch and sustained relevance in the dynamic pop toy market. The following image illustrates our proprietary IPs.

WAKUKU

WAKUKU, our flagship IP, has become one of China’s most recognized pop toys. Portrayed as a skilled hunter full of courage and wisdom, the character embodies a spirit of playful rebellion and boundary-breaking exploration. Designed to reconnect audiences with the joy of uninhibited self-expression, WAKUKU encourages fans to challenge conventions and embrace their inner “wild child,” reflecting our brand ethos of creativity and bold individuality.

ZIYULI

ZIYULI, a Chinese Princess who “grows by your side,” is depicted as a timeless sixteen-year-old. With large eyes and round cheeks, her cute design contrasts with a playful, whimsical personality. This relatable character aims to personify a “youthful heart,” fostering an emotional connection that celebrates optimism and perpetual youth among her fans.

Our licensed IPs

To accelerate the expansion of our IP matrix and enhance the diversity of our product lines, we have initiated a series of strategic partnerships with third-party IP holders and designers. As of the date of this annual report, our efforts have resulted in a pipeline of six licensed IPs, including four under exclusive agreements and two under non-exclusive agreements. We believe that these collaborations will enable us to introduce new and compelling product categories more swiftly, cater to a broader consumer base, and solidify our competitive position in the dynamic pop toy market. The following image illustrates our licensed IPs.

The following table sets forth key information of our licensed IPs.

IP	Licensed Territory	License Type	License Period
SIINONO	Global	Exclusive IP	February 2025—February 2033 (8 years)
IMPOPO PIX	Global	Exclusive IP	April 2025—April 2033 (8 years)
YEAOHUA	Global	Exclusive IP	September 2025—August 2028 (3 years)
VIVIMANI	Global	Exclusive IP	September 2025—August 2028 (3 years)
ZHE GOU (这狗)	Chinese Mainland	Non-exclusive IP	February 2025—March 2026 (1 year)
QIMI DAN (奇米蛋)	Chinese Mainland	Non-exclusive IP	March 2025—March 2026 (1 year)

SIINONO

SIINONO, a new IP launched in July 2025, is an alien creature from the warm and carefree planet Hacci. It is a story about accidental arrival and cheerful exploration, marked by a shy and curious personality, which creates a whimsical narrative of belonging that resonates deeply with audiences.

Our IP Development Strategy

We are building a diverse and compelling IP portfolio that resonates deeply with consumers through a balanced three-pillar strategy. First, we invest in original IP creation, leveraging our in-house design talent and multi-city design centers to develop culturally relevant characters such as WAKUKU and ZIYULI. Second, we pursue strategic licensing partnerships, collaborating with artists to launch exclusive collectibles and expand into new product categories. Third, we establish cross-industry alliances with leading entertainment, fashion and lifestyle brands, extending our reach beyond traditional toys.

By embedding rich storytelling and emotional connection into each product, we transform IPs into meaningful companions, building lasting relationships with consumers and sustaining our growth in the dynamic pop toy market.

Our product offerings

We have developed an IP toy portfolio based on our proprietary and licensed IPs. We believe our IP toys have wide appeal to different age groups and genders. Our “HERE奇梦岛” branded products primarily include plush toys and figures. As of the date of this annual report, we are operating over 40 blind box product lines and over 30 plush pendant card products across our IP portfolio.

Plush toys

Our plush toy collection brings to life soothing characters from our proprietary and licensed IPs through advanced material innovation. We use diverse materials, including standard plush, slow-rebound foam and soft vinyl, to create multi-sensory experiences that deliver both stress-relieving comfort and emotional connection. This strategic material selection, exemplified in series such as WAKUKU “Fuzzy Trendy Fun Party” and SIINONO “Let Me Tell You a Secret,” transforms our products into cherished companions while supporting a premium pricing strategy ranging from RMB69.8 to RMB1,099 per unit.

Figure toys

Our figure toys leverage soft vinyl to deliver a premium, tactile experience that builds deeper emotional connections with our IPs. The material’s unique warmth, substantial feel, and durability enhance perceived quality while providing comforting, stress-relieving interaction. This strategic material choice transforms our collectibles into cherished companions, strengthening brand loyalty and supporting our premium positioning.

Our designer team and IP creation process

Our in-house designer team

Our fully integrated in-house design team provides a fundamental competitive edge by ensuring full control over our IP development lifecycle. This structure guarantees a reliable and continuous IP pipeline while maintaining rigorous quality standards from concept to final product. It creates a closed-loop feedback system that allows for rapid iteration and refinement of our characters based on real-time market response. This approach not only accelerates our time-to-market for trend-responsive products but also fosters proprietary institutional knowledge and cohesive brand storytelling across all offerings. By synchronizing creative development with strategic business objectives, we build deeper emotional connections with consumers and establish significant barriers to competition that are difficult to replicate.

Our proprietary IP creation

Our proprietary IPs—including flagship characters WAKUKU and ZIYULI—are developed through our specialized in-house incubation methodology. This systematic process help us effectively cultivate culturally resonant IPs by integrating precise audience targeting, focused creative development, and iterative market testing. Through this approach, we consistently launch IPs that capture consumer interest and maintain relevance in the evolving pop toy market, strengthening our brand’s connection with diverse audience segments.

Our licensed IP selection

Our strategy for developing licensed IP is built on a systematic framework designed to identify and partner with IPs that possess long-term, multi-dimensional value. We target IPs across four key dimensions: Emotional Appeal (distinct and resonant character design), Content Potential (strong storytelling foundations), Cultural Relevance (fashion-forward and adaptable aesthetics), and Artistic Depth (conceptual and philosophical strength). Our selection process is rigorous, prioritizing IPs that demonstrate clear design differentiation, proven commercial viability, strong product extensibility across categories and demographics, and collaborative partnership potential.

This disciplined selection process is enhanced by our fully integrated in-house design team, which provides a fundamental competitive edge by ensuring full control over our IP development lifecycle. This structure facilitates a reliable and continuous IP pipeline while maintaining rigorous quality standards from concept to final product. Furthermore, it creates a closed-loop feedback system that enables rapid iteration and refinement of our characters based on market response. Ultimately, this synchronized approach not only accelerates our time-to-market for trend-responsive products but also fosters proprietary institutional knowledge and cohesive brand storytelling across all offerings, building deeper emotional connections with consumers and establishing significant competitive barriers.

Our product design and development process

We generally design and develop our products through the following process:

●	Phase 1: Strategy and Definition. Our process is grounded in a rigorous strategic foundation. We begin by defining the IP’s core positioning and conducting a detailed analysis of the target audience to ensure market relevance. This phase culminates in a comprehensive product line roadmap and a creative brief that aligns all stakeholders on the vision, commercial objectives, and key differentiators for the upcoming product line, ensuring every development effort is guided by clear strategic intent.

●	Phase 2: Design and Development. In this creative execution phase, initial concepts are transformed into tangible designs. Our in-house artists and designers generate a wide range of visual concepts, which are then refined into approved designs for three-dimensional modeling. We then produce industrial design for manufacturing and visual design. We create and iterate on physical prototypes, conducting a final pre-production review to guarantee that the product perfectly captures the intended aesthetic, quality, and functional specifications before manufacturing begins.

●	Phase 3: Production and Quality Control. During production, we implement a meticulous quality management system. Detailed production standards are established to govern materials, manufacturing processes, and finishing. Our quality control teams then monitor the production line closely to ensure consistent output. This phase concludes with a final, rigorous inspection of finished goods against our strict quality benchmarks before they are approved for warehouse entry, safeguarding the integrity of our brand.

●	Phase 4: Marketing and Launch. The market introduction of our products is a carefully orchestrated effort. We develop a phased marketing plan that builds anticipation and engages our community through targeted campaigns. A synchronized channel strategy is deployed across our direct and wholesale networks to maximize reach and impact. This culminates in the product’s official market release, ensuring a cohesive and powerful launch that drives initial sales momentum.

●	Phase 5: Post-Launch Management. Our engagement with a product extends far beyond its launch. We actively monitor and analyze sales data and consumer feedback to gauge market reception. These critical insights directly inform strategic decisions regarding the product’s lifecycle, including planning for replenishment, developing product extensions, or optimizing future iterations, allowing us to be agile and responsive to market dynamics.

Our sales and marketing

Our customer base

The global pop toy market has transcended its niche origins to become a significant mainstream lifestyle category, appealing to a diverse demographic of consumers across age groups who seek emotional fulfillment, self-expression and authentic collectible experiences. Our strategy is designed to engage this broad audience through a portfolio of distinct IPs that cater to varied tastes and lifestyles. For instance, WAKUKU connects with fashion-forward individuals, while ZIYULI resonates deeply with urban female fans. This targeted approach allows us to build meaningful and lasting relationships with different consumer segments through products that blend artistic innovation with compelling storytelling. By aligning our creative development with these evolving market dynamics, we are well-positioned to sustain growth and deepen our connection with an increasingly varied consumer base.

Our sales network

We have built a robust multi-channel sales network integrating domestic and international online platforms, physical touchpoints and distributor partnerships to secure seamless market coverage, boost brand accessibility and balance scalable growth with brand control. This approach combines direct-to-consumer (DTC) channels, through which we own the end-to-end customer experience, with distributor networks that leverage local expertise, thereby enabling us to maximize market penetration while focusing internal resources on IP development and brand building.

DTC sales

Our DTC channels, including both online and physical touchpoints, have driven brand positioning and revenue growth, enabling premium standards, higher margins, and first-party consumer data for product and marketing decisions. We operate flagship stores on Tmall, Douyin, and RedNote in China and run a proprietary mini program. We also enhance accessibility via pop-up stores. These domestic DTC efforts drove a more than ninefold increase in GMV from April to August 2025.

We reach consumers in international markets as well via a North American independent e-commerce site and flagship stores on TikTok Shop and Shopee. For physical touchpoints, we adopt a measured market entry strategy, beginning with pop-up activations in key locations such as our successful launch in Jakarta, which validated local demand and operational readiness before committing to larger-scale retail investments.

Distributor sales

We complement our direct channels with an extensive distributor network for efficient market access and expanded retail coverage. We cooperate with our distribution partners and they help us distribute to over 10,000 retail stores across China and collaborate with partners in more than 20 countries across North America, Europe, Southeast Asia, and the Middle East. Our distributors help place products in retail placement, bridging online discovery and in-person experience to build global recognition and test market preferences. This approach allows us to rapidly scale our geographic footprint while minimizing fixed infrastructure investments and leverage our partners’ established retail relationships and local market expertise to achieve efficient market penetration.

Marketing engagement

Our marketing strategy creates an integrated communication ecosystem that drives IP growth and commercial value. We strategically manage a social media matrix across key platforms to effectively capture audience attention and direct traffic into a cohesive conversion funnel. We have cultivated a community of over 250,000 followers on two leading local social platforms. Furthermore, our content has achieved substantial audience reach, accumulating over 550 million views on Douyin and 140 million views on RedNote. This strong online engagement has directly translated into commercial success. Since officially launching online operations in April 2025, our GMV has exceeded RMB18 million as of August 2025, representing a more than nine-fold increase compared to our April performance and underscoring the rapid growth of our consumer base.

Beyond our core digital operations, we carefully design online-to-offline events that bring our IPs to life through immersive experiences. Our participation in major toy conventions allows us to engage directly with our core fan base while attracting new audiences. Strategic collaborations with diverse partners across different industries, such as fashion, food and beverages, international tournaments and TV shows, also extend our brand’s reach beyond traditional toy consumers into entertainment, wellness and lifestyle markets. These integrated efforts ensure consistent brand exposure across all consumer touchpoints while aligning with contemporary aesthetic standards and targeted community preferences.

Our supply chain and manufacturing

We have built an integrated management system that spans the entire pop toy value chain—from IP incubation and design to product development, manufacturing, and retail distribution. By leveraging third-party production, we minimize fixed manufacturing costs while accessing specialized expertise. Our supply chain has the following advantages:

●	Agile response. Through deep collaboration with various suppliers, we efficiently support customized product needs and rapid process iterations, enabling swift product upgrades.

●

Rapid production ramp-up. Our systematic approach to supplier screening and management enables quick capacity expansion. In August 2025, the output of our mainstream plush products had already increased more than 20-fold since the beginning of the year in January, exceeding one million units.

●	Robust quality management. We maintain quality monitoring through routine production audits and strict final inspections, supported by regular supplier training to ensure consistent output quality.

Our supply chain ecosystem is structured around the following key elements:

Supplier network

We maintain a diversified network of specialized manufacturing partners, primarily located in Guangdong and Guangxi, China. This includes suppliers for mold development, PVC products, plush toys, peripheral merchandise and raw materials, enabling flexible and scalable production.

Supplier selection

We select our suppliers through a rigorous evaluation process assessing production quality, capacity, cost efficiency, technology advantage, word-of-mouth and compliance. All partnerships are governed by procurement agreements that mandate adherence to our standards and specifications.

Quality assurance

We implement a comprehensive quality control system covering the entire production process, from raw materials to finished goods. Our quality team conducts regular inspections and works closely with suppliers to ensure compliance with applicable regulations and industry standards. We also provide ongoing training to align suppliers with our design and development requirements.

Our Individual Online Learning Services

We offered adult learners easy-to-understand, affordable, and accessible online learning services through our platforms to address their diversified demands for personal development. As of June 30, 2025, we had accumulatively launched 32 series of personal interest courses, including financial literacy courses and other trending personal interest courses. Our online learning platforms included QiNiu (rebranded from KuaiCai), JiangZhen and QianChi (rebranded from BanCai). We hosted these platforms via a combination of our mobile apps and Weixin, which facilitated learner management and engagement and formed part of our sales and marketing functions to generate learner traffic. We had ceased to provide individual online learnings services or generated revenue therefrom after the VIE termination by September 30, 2025.

Course offerings

Financial literacy courses

We offered a wide range of online courses in the field of financial literacy education. We have generally designed our financial literacy courses into progressive courses, i.e., introductory and premium courses.

Our introductory financial literacy courses targeted novice learners to acquire the basic financial and investment knowledge. Our instructors provided live lectures to a large number of learners in an innovative “dual-instructor” mode. Our premium financial literacy courses mainly targeted individuals who have completed our introductory courses, to advance their financial and investment knowledge and skills in specific areas. We delivered our premium financial literacy courses primarily in online community-based training camp mode. Our premium financial literacy courses covered various subjects on personal financial planning and investment, such as fund investment, stock investment, fixed income products, insurance products, financial report analysis, and family wealth management.

Skills upgrading and recreation and leisure courses

Beginning from August 2021, we expanded our course offerings to other personal interests to cater for the mass market’s rising demands for lifelong learning and personal development. We primarily delivered other personal interest courses that focus on skills upgrading and recreation and leisure. Our main skills upgrading courses primarily included short-video production courses, and our main recreation and leisure courses currently primarily include calligraphy courses.

We adopted substantially the same progressive course mode for skills upgrading and recreation and leisure courses as our financial literacy courses.

Course mode

We designed our courses into progressive mode, i.e., (1) introductory courses in live large-class “dual-instructor” mode, and (2) premium courses in online community-based training camp mode to accommodate the mass market with different levels of knowledge and interests.

Live large-class “dual-instructor” mode

We designed our introductory courses as live sessions in a large-class “dual-instructor” mode to easily scale our learner base with a balanced level of attention to learners’ needs. We staff each course session with one or two in-class instructors to deliver the live lectures and a number of off-class tutors (i.e., sidekick instructors) to provide learners with one-on-one guidance and support in the same class.

Our instructors were primarily responsible for delivering the lectures on basic knowledge of the course subject. Our off-class tutors reinforced our connections with users and learners and ensure their course attendance, course completion and learning results.

Online community-based training camp mode

We adopted primarily an online community-based training camp mode for our premium courses, with a triad of components, i.e., training camp communities, pre-recorded lectures, and illustrative slideshows. Under this learning mode, we staffed our premium courses with multiple off-class tutors to offer one-on-one guidance and support. Our tutors generally coordinated our learner engagement on social media platforms, such as Weixin, and oversee the operation of our training camp communities. Our pre-recorded lectures allowed us to standardize the course contents and incorporate more useful topics and enable learners to tailor their learning pace based on their own level of knowledge and learning capabilities. We also selectively organized supplemental live lectures as part of the premium courses to provide detailed pre-test coaching.

Course fees

We offered our introductory courses free of charges or, occasionally, for a nominal price, which was generally no more than RMB9.9 as of June 30, 2025. These courses aim to set the backstage and expand the learner base for our premium courses. As of June 30, 2025, our standard fees for online premium course packages generally ranged from RMB1,980 to RMB3,699. Our learners generally enroll in and make upfront payment for all sessions. We generally offered paying learners for premium courses a full and unconditional refund before they take courses through training camp.

Our Enterprise Services

We primarily offered marketing services to our enterprise customers. In February 2020, we began to provide access between selective financial intermediary enterprises, such as security brokerage firms, insurance intermediaries, fund intermediaries, and fintech companies, and our learners, to capture our learners’ needs for financial concierge services and our enterprise customers’ needs for traffic. We primarily collaborated with premium securities brokerage firms, allowing them to connect with our learners to enlarge their customer base. We charged leads referral fees from financial intermediary enterprises and fintech companies based on the quality and quantity of the leads generated. We had stopped providing enterprise services or generated revenue therefrom after the VIE termination by September 30, 2025.

Our Consumer Business

In early 2023, we began to engage in the consumer business through e-commerce leveraging our existing market position and user base. We primarily explored business opportunities in wellness products for seniors, based on our cumulative insights into the needs and concerns of our senior users and learners, as well as the unaddressed demands of the aging population in China. We curated wellness products, to satisfy the seniors’ aspirations for health and wellbeing. We had stopped providing consumer business or generated revenue therefrom after the VIE termination by September 30, 2025.

Data security and personal information protection

See “Item 16K. Cybersecurity” for details.

Competition

For our legacy individual online learning services business, we primarily faced competition with other online learning service providers. As we have shifted our focus to the pop toy sector, we have encountered and will continue to encounter new competition in the relevant markets. For instance, the pop toys market in China is still at a relatively early stage of development, featuring rapid development, intense competition and high fragmentation. We compete with existing and new players in such market based on our product development capabilities, IP management ability, branding and marketing effectiveness, and sales and distribution channels, among others.

Intellectual Property

We believe that our intellectual property rights distinguish our offerings and brand and sustain our competitive advantages. The importance of intellectual property rights has also risen significantly along with our operations the pop toy business. We rely on a combination of copyright and trademark law, patents, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. Under the employment agreements we enter into with our employees, they acknowledge that the intellectual property created by them during the course of their employment belongs to us. We also closely monitor any infringement or misappropriation of our intellectual property rights.

As of June 30, 2025, we had registered 96 patents, 192 domain names, 414 copyrights (including 59 software copyrights), and 706 trademarks in China. In addition, we are in the process of registering a number of trademarks in Southeast Asia and other overseas markets with respect to our pop toy business.

Insurance

We do not maintain any liability insurance or property insurance policies covering users or customers, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

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

The NDRC and MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 version) (the “2024 Negative List”) in September 2024. The 2024 Negative List sets out the industries in which foreign investments are prohibited or restricted. Pursuant to the Foreign Investment Law, the Implementation Regulations and the 2021 Negative List, foreign investors shall not make investments in prohibited industries as specified in the Negative List, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. Industries not listed in the Negative List are generally deemed “permitted” for foreign investments. In the meantime, relevant competent government departments will formulate a catalog of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs.

We are a Cayman Islands company and our established businesses by nature in China are mainly providing value-add telecommunications service and other internet related businesses which fall within the 2024 Negative List, while our pop toy business does not fall under the 2024 Negative List. The business operations that are restricted or prohibited for foreign investment are conducted through the affiliated entities.

Regulations relating to blind boxes

The Compliance Guidelines for Blind Boxes Business Activities (for Trial Implementation) (the “Blind Boxes Guidelines”) was promulgated and effective on June 8, 2023. According to the Blind Boxes Guidelines, blind box business operators shall set fair prices for blind boxes, avoiding unmarked fees, overpricing, or price fraud. Blind box business operators are prohibited from indirectly induce consumption through arbitrarily adjusting the probabilities for a specific model being selected from a given blind box against the publicly disclosed probabilities, and altering the relevant selection outcome of a specific blind box. Blind box business operators shall not sell blind boxes to the minors under the age of eight. Where blind boxes are sold to the minors aged eight or above, the blind box business operators shall ensure the relevant guardians have agreed to the purchase. Blind box business operators shall publicize the key product details of the blind boxes to consumers, including product names, product categories, product specifications, the products potentially contained in a given box and the relevant price range, product selection rules which may set out the format of participation such as via online or offline method and probabilities for a specific model being selected, as well as the quantity of limited-edition products. Blind box business operators are encouraged to promise not hoarding, hyping, or entering the secondary market. In addition, for blind boxes sold via non-instant methods such as offline stores where the consumers will not know the selection outcomes until opening the blind box, blind box business operators must retain the records of selection rules and probabilities and establish a corresponding sampling inspection mechanism. For blind boxes sold through instant online methods, through which the consumers will know the selection outcome instantly, operators must retain the records of selection rules and probabilities and complete records of selection outcome. The relevant record retention period is generally not less than three years.

Regulations relating to pan-entertainment product retail

Pursuant to the PRC Civil Code, which was promulgated on May 28, 2020 and became effective on January 1, 2021, where the purpose of a contract cannot be achieved because the quality of the subject matter does not comply with the quality requirements, the buyer may refuse to accept the subject matter or terminate the contract. Where the buyer requests to return the subject matter or terminate the contract in accordance with PRC applicable laws, the seller shall bear the risk of return of the payment to buyer and liquidation damages to the subject matter. The seller shall deliver the subject matter according to the agreed quality requirements. In case that the seller provides the quality specifications concerning the subject matter, the delivered subject matter shall comply with the quality requirements in such specifications. If the terms in relation to quality are not met, the liability for breach of contract shall be borne by the seller in accordance with the agreement between the parties.

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

Regulations on product quality and liability

The principal legal provisions governing product liability are set out in the Product Quality Law of the People’s Republic of China (the “PRC Product Quality Law”), which was promulgated by the SCNPC on February 22, 1993, became effective on September 1, 1993 and was last amended on December 29, 2018. The PRC Product Quality Law is applicable to all activities of production and sale of any product within the territory of the PRC, and the manufacturers and sellers shall be liable for product quality in accordance with the PRC Product Quality Law. In the event of a violation of any legal provisions of the PRC Product Quality Law, manufacturers and sellers may be fined, suspended of operation, confiscated of any products illegally manufactured or sold and the proceeds gained therefrom or stripped of business licenses, and where the circumstances are serious, criminal liability shall be pursued. Consumers or other victims suffering personal injuries or property damage resulting from defects in commodities may demand compensations either from the sellers or from the manufacturers. If the liability lies with the manufacturers, the sellers shall have the right to recover the compensations from the manufacturers after paying the compensations, or vice versa.

Pursuant to the PRC Civil Code, manufacturers shall be responsible for compensating the damages of the person or property caused by the defect of products. Sellers shall be responsible for compensation if the damages to the property or person are caused by defects resulting from the fault of sellers. If the seller is unable to name the manufacturer or supplier of the defective product, the seller shall bear tort liability. The injured person may demand indemnification from the manufacturer of the product or from the seller of the product. If the defect in the product is caused by the manufacturer, the seller shall have the right, after paying indemnification, to recover the same from the manufacturer. If the defect in the product is caused by the fault of the seller, the manufacturer shall have the right, after paying indemnification, to recover the same from the seller. Where any defect of a product is discovered after the product is put into circulation, the manufacturer or seller shall take such remedial measures as warning and recall in a timely manner, otherwise any failure to react timely or sufficiently that concurrently causes damages shall subject such manufacturer or seller to tort liabilities. However, where a manufacturer or seller is aware of any defect of a product but knowingly refuses to terminate its operation activities, severely jeopardizing the life and health of any another person, such person or its successor suffering such tort shall be entitled to punitive damages or other indemnifications to the extent permitted by laws.

There are also national standards relating to our pop toy business, such as GB/T 26701-2011, GB6675-2014, GB/T 16716.1-2018, GB 38507-2020. The Standardization Administration under the State Administration for Market Regulation (previously named General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China) issued a series of general principles. The National Toy Safety Technical Code of GB 6675-2014 issued on May 6, 2011 and implemented on January 1, 2016, which is mandatory requirement for toy industry. On August 1, 2025, the MIIT issued the Public Consultation on the Seven Mandatory National Standards (Consultation Draft) including “Safety of Toys—Part 1: Basic Specifications.” If officially promulgated subsequently, it will replace the current GB 6675-2014.

Regulations on pricing

According to the Pricing Law of the People’s Republic of China, which was promulgated by the SCNPC on December 29, 1997 and became effective on May 1, 1998, business operators shall follow the principles of fairness, lawfulness and good faith in fixing prices. Business operators shall not commit any illegitimate price acts: colluding with others to manipulate the market price, thus harming the lawful rights and interests of other operators or consumers; besides the disposal of perishable, seasonal and overstocked commodities at reduced prices in accordance with the law, dumping commodities at prices lower than the cost in order to drive out rivals or monopolize the market, thus disrupting the normal production and operation order and impairing the interests of the state or the lawful rights and interests of other operators; fabricating and spreading information about price hikes and forcing up prices, thus stimulating excessive commodity price hikes; using false or misleading means in terms of price to deceive consumers or other operators into trading with them; employing price discrimination against other operators with equal transaction conditions while providing the same commodities or services; forcing up or forcing down prices in disguised form by raising or lowering grades when purchasing or selling commodities or providing services; making exorbitant profits in violation of the provisions of laws and regulations; or other illegitimate price acts prohibited by laws and administrative regulations. Where a business operator commits any illegitimate price acts, such operator shall be ordered to make correction, and the illegal gains thereof shall be confiscated, a fine not more than five times the illegal gains may be imposed on such operator; if there are no illegal gains, such operator shall be given a warning and may also be fined; if the circumstances are serious, such operator shall be ordered to suspend the business for rectification, or have the business license thereof revoked by the administrative department for industry and commerce, or should such illegitimate price acts be otherwise subject to any penalties or punitive orders under other relevant PRC applicable laws, such laws shall also apply and business operators shall abide by such laws.

Regulations relating to unfair competition

According to the Anti-unfair Competition Law of the PRC (the “Anti-unfair Competition Law”) promulgated on September 2, 1993 and last amended on June 27, 2025, when trading in the market, business operators should abide by the principles of voluntariness, equality, fairness, honesty and credibility, and abide by laws and recognized business ethics. Unfair competition refers to a business operator, in violation of the Anti-unfair Competition Law, disrupts the competition order and infringes the legitimate rights and interests of other business operators or consumers. A business operator in violation of Anti-unfair Competition Law may be subject to civil liability and administrative penalties. A business operator whose legitimate rights and interests are damaged by any act of unfair competition may file a lawsuit.

Regulation relating to online sale of our product

According to the E-Commerce Law of the PRC promulgated on August 31, 2018 and became effective on January 1, 2019, e-commerce operators include operators of e-commerce platforms, business operators one-commerce platforms, and other e-commerce operators that sell commodities or offer services on websites they develop themselves or through other network services. Unless otherwise provided, e-commerce operators shall complete the market entity registration. Commodities sold or services offered by e-commerce operators shall meet the requirements to safeguard personal safety and property security and the requirements on environmental protection, and they shall not supply or offer any commodity or service prohibited by laws and administrative regulations. An e-commerce operator shall also: (1) continuously display and update its business license information and administrative license or relevant information which indicates that it does not need to complete the market entity registration in a prominent position on its homepage or provide the link to the aforesaid information, (2) disclose information about commodities or services in a comprehensive, truthful, accurate and timely manner so as to safeguard the consumers’ right to know and right of choice, and (3) deliver commodities or services according to its promises or the ways and time limits as agreed upon with consumers, and bear the likely risks and responsibilities when commodities are in transit except when consumers choose a separate logistics service provider.

Pursuant to the Measures for the Administration of Live Streaming Marketing (for Trial Implementation) which was promulgated on April 16, 2021 and became effective on May 25, 2021, a live streaming room operator or live streaming marketer engaging in live streaming marketing activities shall publish commodity or service information in a truthful, accurate and comprehensive manner, and shall not (1) violate the relevant regulations of the Provisions on Ecological Governance of Network Information Content; (2) publish false or misleading information to deceive or mislead users; (3) market commodities that are counterfeit or inferior, infringe upon intellectual property rights or fail to satisfy the requirements for guaranteeing personal and property safety; (4) fabricate or falsify transactions, followers, page views, likes or other data; (5) promote and attract attention for others although it or he knows or should have known that they have violations of laws and regulations or high-risk behaviors; (6) harass, slander, insult or intimidate any other person, or infringe upon the lawful rights and interests of any other person; (7) conduct pyramid sales, fraud, or gambling, or sell contraband or controlled articles, among others; or (8) commit any other act in violation of any law or regulation or relevant provisions issued by the state. Any live streaming room operator or live streaming marketer who violates the regulations above and causes damage to any other person shall assume civil liability in accordance with the law. Criminal liability may be incurred if the violation constitutes crime.

The activities of e-commerce live streaming are currently regulated by the Opinions on Further Regulating For-profit Activities of Live Streaming to Promote the Healthy Development of the Industry promulgated on March 25, 2022 and effective on the same date, the Notice on the Issuance of the Guiding Opinions on Strengthening the Normative Management of Webcasting promulgated on February 9, 2021 and effective on the same date, the Notice of the State Administration of Radio and Television on Strengthening the Management of Live Network Show and Live E-commerce Broadcasting promulgated on November 12, 2020 and effective on the same date, the Guiding Opinions of the State Administration for Market Regulation on Strengthening the Supervision of Live Streaming Marketing Activities promulgated on November 5, 2020 and effective on the same date, the Measures for the Administration of Cyber Performance Business Operations promulgated on December 2, 2016 and effective on January 1, 2017 and the Provisions on the Administration of Internet Live-Streaming Services issued on November 4, 2016 and effective on December 1, 2016. According to the above-mentioned applicable regulations, illegal acts in live streaming marketing that infringe upon the lawful rights and interests of consumers, infringe upon intellectual property rights, and disrupt the market order shall be investigated and punished in accordance with the law.

Regulations on import and export of goods

The Foreign Trade Law of the People’s Republic of China (the “PRC Foreign Trade Law”), was promulgated by the SCNPC on May 12, 1994, and last amended on December 12, 2022. Pursuant to the PRC Foreign Trade Law, the state allows free import and export of goods and technologies, unless it is otherwise provided under the laws and administrative regulations. According to the provisions of the PRC Foreign Trade Law, the state may restrict or prohibit the import or export of relevant goods or technologies for any of certain reasons. Import and export of goods that are banned or restricted for import and export without permission shall be handled and punished by the customs in accordance with the provisions of laws and administrative rules; if crime is constituted, the criminal liabilities shall be ascertained.

The Foreign Trade Law and the Measures for the Archival Filing and Registration of Foreign Trade Operators, promulgated by the Ministry of Commerce of the PRC on June 25, 2004, and amended on May 10, 2021, require enterprises engaged in import or export of goods or technology to file and register with the relevant authorities in charge of foreign trade under the State Council unless otherwise provided by other laws, administrative regulations or by the relevant authorities in charge of foreign trade under the State Council, otherwise such goods or technology may be detained and remain undeclared at the competent custom authorities.

According to the Customs Law of the PRC promulgated by the SCNPC on January 22, 1987 and last amended on April 29, 2021, where an enterprise engages in import or export of goods which goes through customs declaration formalities, it shall be subject to registration by customs or shall authorize a customs clearing enterprise to handle customs declaration formalities.

Measures for the Inspection, Supervision and Administration of Import and Export Toys, was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC on March 2, 2009, and was latest amended by the General Administration of Customs on November 23, 2018. Imported toys shall be inspected in accordance with the mandatory requirements of the national technical specifications of China. Exported toys shall be inspected according to the technical regulations and standards of the importing country or region. If the technical requirements agreed by the two parties are higher than the technical regulations and standards, the inspection shall be carried out in accordance with the agreed requirements. If the technical regulations and standards of the importing country or region are not clearly defined, the inspection shall be carried out in accordance with the mandatory requirements of the national technical specifications of China. Where an intergovernmental treaty is made in place, the inspection shall be carried out in accordance with the requirements stipulated therein. When exported toys are inspected, in addition to the relevant materials in accordance with the Provisions on Entry and Exit Inspection and Quarantine, the product quality and safety compliance statement shall be provided at the same time. When the exported toy is first inspected, the test report issued by the toy laboratory and other materials as stipulated by the General Administration of Customs shall be provided.

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

On September 24, 2024, the CAC published the Regulations on Network Data Security Management (the “Regulations on Cyber Data Security Management”), which became effective on January 1, 2025, and specified that data processor who processing the personal information of more than one million individuals and seeks to go public overseas, shall apply for cybersecurity review. In addition, the Regulations on Cyber Data Security Management also regulate other specific requirements in respect of the data processing activities conducted by data processors through the internet in view of personal data protection, important data safety, cross-broader data safety management and obligations of network platform operators. For instance, in one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (1) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (2) the storage term agreed with the users or specified in the personal information processing rules has expired; (3) the service has been terminated or the account has been canceled by the individual; or (4) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. For the processing of important data, specific requirements shall be complied with. For instance, processors of important data shall specify the responsible person of data safety, establish a data safety management department and make filing to the cyberspace administration at the districted city level within 15 business days after the identification of their important data.

Data processors processing personal information of more than one million people shall also comply with the provisions for processing of important data stipulated in Regulations on Cyber Data Security Management for important data processors. Data processors dealing with important data or listing overseas should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31 data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. When data collected and generated within the PRC are provided to the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the CAC. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. Since the Regulations on Cyber Data Security Management has not been formally adopted as of the date of this annual report, the revised draft (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022 (the “Security Assessment Measures”) to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. Furthermore, the Security Assessment Measures provide that the security assessment for outbound data transfers shall follow principles of the combination of pre-assessment and continuous supervision and the combination of risk self-assessment and security assessment, so as to prevent the security risks arising from outbound data transfers, and ensure the orderly and free flow of data according to the law. For outbound data transfers that have been carried out prior to the implementation of the Security Assessment Measures, if not in compliance with the Security Assessment Measures, rectification shall be completed within 6 months from the implementation of the Security Assessment Measures. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-Border Data Flows (the “Cross-Border Data Flows Measures”), effective on the date of promulgation. The Cross-Border Data Flows Measures provide several exemptions from undergoing data security assessment, obtaining personal information protection certification or entering into standard contract for outbound transfer of personal information for businesses. These exemptions include, among others, the scenario where a data processor, other than a critical information infrastructure operator, has cumulatively transferred overseas personal information, excluding sensitive personal information, of fewer than 100,000 individuals since January 1 of the current year. A data processor, other than a critical information infrastructure operator, shall enter into a standard contract with overseas recipients for the cross-border transfer of personal information or obtain certification for personal information protection if since January 1 of the current year, the data processor has cumulatively transferred to overseas recipients (1) personal information of more than 100,000 but less than 1,000,000 individuals, excluding sensitive personal information, or (2) sensitive personal information of less than 10,000 individuals. The Cross-Border Data Flows Measures also explicitly state that data processors are not required to conduct data security assessment for cross-border transfer of important data if the data has not been notified or published as important data by relevant departments or regions. Considering the nature of our daily operations, we will not trigger outbound data transfer during such daily operations. We do not expect the Security Assessment Measures and the Cross-Border Data Flows Measures to have material impact on our daily operations in respect of the outbound data transfer. However, since the Security Assessment Measures and the Cross-Border Data Flows Measures are newly promulgated, there remains uncertainty as to how the new Measures will be implemented and interpreted by the competent authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—The PRC regulatory framework for data security and personal information protection is rapidly evolving, and we could face challenges in our continued compliance with the heightened regulatory scrutiny.”

Regulations on privacy protection

Pursuant to the Civil Code of the PRC (the “PRC Civil Code”), personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

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

Regulations relating to internet information services

The Administrative Measures on Internet Information Services (the “Internet Measures”), which was promulgated by the State Council in September 2000 and was later amended in 2024, set out guidelines on the provision of internet information services. The Internet Measures classified internet information services into commercial internet information services and non-commercial internet information services, and according to which, a commercial operator of internet content provision services must obtain an ICP License, from the appropriate telecommunications authorities.

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

Regulations on production and distribution of radio and television programs

According to the Provisions for the Administration of the Production and Distribution of Radio and Television Programs promulgated by the SARFT in 2004 and was latest amended on June 3, 2025, any entity that produces or operates radio or television programs must obtain a Permit for Production and Operation of Radio and Television Programs. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. Entities engaging in the producing or operating of radio or television programs without such permit shall be subject to the closure of business, confiscation of used tools, equipment and carriers, as well as a fine between RMB10,000 to RMB50,000.

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

Regulations on tax

Enterprise income tax

According to the Enterprise Income Tax Law of the PRC, which was promulgated by the National People’s Congress in 2007 and was latest amended in 2018 by the SCNPC, and the Implementation Regulations for the Enterprise Income Tax Law of the PRC, which was promulgated by the State Council and was latest amended in 2024, collectively referred to as the Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is imposed to both foreign invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprise qualifying as “High and New Technology Enterprises” is entitled to a preferential 15% enterprise income tax rate, which will continue as long as such enterprise can retain its “High and New Technology Enterprise” status.

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

Regulations on dividend distribution

The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in the PRC are the PRC Company Law, promulgated in 1993 and latest amended in 2023, and the Foreign Investment Law and its Implementation Regulations. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

C. Organizational Structure

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries and affiliated entities, before the VIE Termination:

(1)	Beijing Feierlai and Beijing Chuangyuqizhi are wholly owned by Shenzhen Erwan Education Technology Co., Ltd., an entity owned as to 99.0% by Mr. Peng Li, our founder and chief executive officer, and 1.0% by Ms. Li Meng, mother of Mr. Li.
(2)	CreaVerse Technology (Singapore) Pte. Limited and CreaVerse Technology (HK) Limited had also established certain entities in Indonesia, Malaysia, Thailand and Vietnam, including wholly-owned subsidiaries, consolidated entities controlled through contractual arrangements and joint ventures.

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, as of the date of this annual report:

(1)	CreaVerse Technology (Singapore) Pte. Limited and CreaVerse Technology (HK) Limited had also established certain entities in Indonesia, Malaysia, Thailand and Vietnam, including wholly-owned subsidiaries, consolidated entities controlled through contractual arrangements and joint ventures.

The following table sets out the details of (1) our subsidiaries that are significant to us, and (2) the affiliated entities that were significant to us before the VIE Termination.

Subsidiaries	Place of Incorporation
CreaVerse Group Limited	Cayman Islands
CreaVerse Group (BVI) Limited	BVI
CreaVerse Technology (Singapore) Pte. Limited	Singapore
CreaVerse Technology (HK) Limited	Hong Kong
Shenzhen Chaowan World Information Technology Co., Ltd.	PRC
Shenzhen Yiqi Culture Co., Ltd.	PRC
Hundreds of Mountains Limited	BVI
Witty Digital Technology Limited	Hong Kong
Beijing Liangzizhige Technology Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation
Feierlai (Beijing) Technology Co., Ltd.	PRC
Beijing Chuangyuqizhi Technology Co., Ltd.	PRC
Beijing Shijiwanhe Information Consultancy Co., Ltd.	PRC
Beijing Denggaoerge Network Technology Co., Ltd.	PRC
Mingde Jianyou (Beijing) Technology Co., Ltd.	PRC

Our Historical Contractual Arrangements

QuantaSing Group Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operations. We currently carry out our current business in China through Shenzhen Letsvan, one of our WFOEs. Historically, we carried out our legacy individual learning services business in China through Beijing Liangzizhige, and its contractual arrangements, commonly known as the VIE structure, with Beijing Chuangyuqizhi and Beijing Feierlai, the variable interest entities based in China, and their respective nominee shareholder.

Before the VIE Termination, our historical contractual arrangements had allowed us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOEs and the historical contractual arrangements with the VIEs, we were the primary beneficiary of the VIEs, and, therefore, had consolidated the financial results of the affiliated entities in our consolidated financial statements in accordance with U.S. GAAP before the VIE Termination.

The following is a summary of the historical contractual arrangements by and among Beijing Liangzizhige, the VIEs and their respective nominee shareholder.

Voting rights proxy agreements. Pursuant to the voting rights proxy agreements entered into by and among Beijing Liangzizhige, the VIEs and their respective nominee shareholder, the respective shareholder of the VIEs irrevocably appointed and authorized Beijing Liangzizhige or its designee(s) to act on its behalf as exclusive agent and attorney, to the extent permitted by PRC law, with respect to all matters concerning all equity interests held by such shareholder in the VIEs, including but not limited to the power to (1) attend shareholders’ meetings, (2) exercise all shareholder’s rights and shareholder’s voting rights that it is entitled under relevant PRC laws and regulations and the articles of association of the VIEs, including but not limited to the right to sell, transfer or pledge of all the equity interests held in part or in whole, and (3) designate and appoint on its behalf the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIEs. The voting rights proxy agreements are irrevocable and continuously effective from the execution date until the entire equity interests in the VIEs have been transferred to Beijing Liangzizhige or its designee pursuant to the exclusive option agreement or unless otherwise agreed to with written consent by all parties.

Equity pledge agreements. Under the equity pledge agreements entered into by and among Beijing Liangzizhige, the VIEs and their respective nominee shareholder, the shareholder of the VIEs agrees to pledge all of its equity interests in the VIEs to Beijing Liangzizhige as security for performance of the respective obligations of the VIEs and their respective shareholder hereunder and under the exclusive option agreements, the voting rights proxy agreements and the exclusive consultancy and service agreements, and for payment of all the losses and losses of anticipated profits suffered by Beijing Liangzizhige as a result the VIEs or their shareholder’s defaults. If any of the VIEs or their shareholder breach their contractual obligations, Beijing Liangzizhige, as the pledgees, may, upon issuing written notice, exercise certain remedy measures, including but not limited to being paid in priority with all pledged equity interests based on monetary evaluation or from the proceeds from auction or sale. The shareholder of the VIEs agrees that, without Beijing Liangzizhige’s prior written consent, the shareholder of the VIEs shall not transfer the pledged equity interests or place or permit the existence of any security interests or other encumbrances over the pledged equity interest. Beijing Liangzizhige may assign all or any of its rights and obligations under the share pledge agreements to its designee(s) at any time. The equity pledge agreements pledge will become effective on the date thereof and will remain in effect until the fulfillment of all the obligations hereunder and under the exclusive option agreements, the voting rights proxy agreements and the exclusive consultancy and service agreements and the full payment of all the losses and losses of anticipated profits suffered by Beijing Liangzizhige as a result the VIEs or their shareholder’s default. We completed the registration of the pledged equity interests in Beijing Feierlai and Beijing Chuangyuqizhi with the competent administration for industry and commerce in May 2021 and April 2025, respectively.

Exclusive consultancy and service agreements. Pursuant to the exclusive consultancy and service agreements entered into by and between Beijing Liangzizhige and the VIEs, Beijing Liangzizhige has the exclusive right, during the term of the exclusive consultancy and service agreements, to provide or designate its affiliates to provide complete business support and technical and consulting services to the VIEs. In exchange, the VIEs shall pay Beijing Liangzizhige in an amount equal to the VIEs’ revenues minus any turnover tax, total costs incurred by the VIEs, any provisions for statutory reserves and retained earnings, which should be paid on a quarterly basis. The retained earnings should be zero unless Beijing Liangzizhige agrees in writing for any other amount. Beijing Liangzizhige shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The exclusive consultancy and service agreements shall remain effective for ten years from the execution date and shall be extended for another ten years unless confirmed otherwise in writing by Beijing Liangzizhige within three months prior to the expiration date.

Exclusive option agreements. Under the exclusive option agreements entered into by and between Beijing Liangzizhige, the VIEs and their respective nominee shareholder, the shareholder of the VIEs irrevocably granted Beijing Liangzizhige an exclusive right to purchase, or designate any third-party to purchase, all or part of the equity interests and assets in the VIEs at any time in part or in whole at the sole and absolute discretion of Beijing Liangzizhige to the extent permitted by PRC law and at a purchase price equal to the lowest price permitted by the then-applicable PRC law and regulations at the time of exercise of the options. The shareholder of the VIEs shall give all considerations it received within 10 business days from the exercise of the options to Beijing Liangzizhige or its designee(s) in a legally compliant manner. Without the prior written consent of Beijing Liangzizhige, the VIEs and/or their shareholder shall not, among others (1) transfer or otherwise dispose of any equity, assets or business of the VIEs, or create any pledge or encumbrance on any equity, assets or business of the VIEs, (2) increase or decrease any VIEs’ registered capital or change their structure of registered capital, (3) sell, transfer, mortgage, or dispose of in any other manner outside of ordinary course of business any assets of the VIEs or any legal or beneficial interests in the material business or revenues of the VIEs, or allow any encumbrances thereon of any security interests, (4) enter into any major contracts or terminate any material contracts to which any VIE is a party, or enter into any other contract that may result in any conflicts with the VIEs’ existing materials contacts, (5) carry out any transactions that may substantially affect the VIEs assets, business operations, shareholding structure, or equity investment in third-party entities, (6) appointment or replacement of any director, supervisor, or any management who could be appointed or dismissed by shareholder of any VIEs, (7) declare or distribute dividends, (8) dissolute or liquate or terminate any VIE, (9) amend any VIE’s articles of association, or (10) allow any VIE to incur any borrowings or loans. These agreements shall become effective on the execution date and remain in effect until all equity interests in the VIEs have been transferred to Beijing Liangzizhige and/or its designee(s) pursuant to these agreements.

In the opinion of our PRC counsel, CM Law Firm: (1) the ownership structures of the VIEs and WFOE under the historical contractual arrangements were not in any violation of applicable PRC laws and regulations then in effect; and (2) prior to the termination thereof, the agreements under the historical contractual arrangements among each of our WFOE, the VIEs and their shareholder governed by PRC law were valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations.

However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current PRC laws and regulations. The PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D.  Property, Plants and Equipment

Our principal offices are located in Beijing and Shenzhen, and we also leased storehouses in Shenzhen and Dongguan, China. Our leased premises in China amounted to approximately 21,267 square meters in aggregate, with lease terms generally ranging from six months to three years as of June 30, 2025. We also leased office and physical store in Hong Kong of approximately 210 square meters in aggregate, with lease terms of three years as of the same date. We lease all the facilities that we currently occupy from unaffiliated third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

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

Our results of operations and financial condition are significantly affected by macroeconomic factors, including China’s economic performance and growth, urbanization level, and per capita disposable income. In the past, these factors had an impact on the mass market’s demand for and ability to spend on online learning services and, in turn, China’s online adult learning industry. As we began to engage in consumer-facing businesses, in particular with our pop toy business, our results of operations and financial condition have been increasingly affected by such macroeconomic factors that drive the spending behaviors, attitudes and preferences of consumers.

Historically, we primarily derived revenue from individual online learning services before the VIE Termination. Our results of operations and financial condition in the past had depended significantly on the overall development status of China’s online adult learning industry, including, among others, the awareness of the importance of personal development, the willingness to spend on personal interests, and adoption of online learning platforms among Chinese individuals. Our results of operations and financial condition in the past also depended in part on the competitive landscape of the online adult learning industry, and the regulatory regime relating to, among others, our business and operations, our industries, and our technology infrastructure.

As we shifted our business focus to the pop toy sector, our results of operations and financial condition have begun to be, and will be, increasingly affected by the development of the pop toy market. The pop toy sector is affected by, among others, prominence and acceptance of pop toy culture, evolvement of consumption habits and expenditures on cultural and entertainment products and services, as they are shaped by macroeconomic conditions. These general trends and industry landscape may also vary across the different countries and regions that we expand into.

Specific factors affecting our results of operations

In addition to the general factors, we believe that our business, results of operations and financial condition are affected by company-specific factors, including the key factors discussed below:

Change in offering mix and business model

We had experienced a shift in our offering mix in terms of our online course offerings for our legacy individual online learning services, and, more recently, a shift of our business model along with the change of our focus to the pop toy business and the spin-off of our legacy individual online services business. Such shifts have affected, and are expected to continue to affect, our financial performance, especially our revenue growth and profit margin. For our legacy individual online learning services business, historically, substantially all of our revenues were generated from our online courses in financial literacy. The revenues from skills upgrading courses and recreation and leisure courses increased significantly from their initial launch in August 2021, accounting for the majority of our total revenues of the individual online learning services in the fiscal years ended June 30, 2024 and 2025 compared with that of financial literacy courses. The launch of new courses were accompanied with fluctuations in our revenues and gross profits, due to the development and the related allocation of our marketing and corporate resources to such courses.

Furthermore, in early 2023, we entered into the consumer goods sector. In the fiscal years ended June 30, 2023, 2024 and 2025, revenue from consumer business was approximately RMB4.8 million, RMB174.0 million and RMB213.2 million (US$29.8 million), respectively. We also entered into the pop toy sector, which is our main business now, through the acquisition of equity interests in Shenzhen Letsvan in March 2025. In the fiscal year ended June 30, 2025, revenue from pop toy business was approximately RMB65.8 million (US$9.2 million). The business model, revenue and cost structure and gross profit margin of these businesses, in particular the pop toy business, differ significantly from that of our individual online learning services, which may affect our results of operations accordingly. As a result, any future change in our service offering mix or change in profit margin of any business may have a corresponding impact on our overall gross profit margin.

We expect that the performance of our pop toy business will have a predominant impact on our results of operations and financial condition in the future. Our ability to efficiently expand and monetize from our pop toy business depends on, among others, the attractiveness, scope and depth of our IP portfolio, the breadth and coverage of our sales channels, the effectiveness of our marketing efforts, the efficiency and quality of our supply chain, and the control over relevant costs for operating and developing such business. Specifically, we must build and constantly enrich our IP portfolio, which in turn depends on our IP selection.

Factors affecting our legacy individual online learning services

For our legacy online learning services, we had benefited from our organic business model and experienced a significant growth in our learner base since the launch of our online courses. The growth of our users and learners largely depended on our ability to identify and attract users from such marketing channels to join our platforms and attend our course offerings. Our ability to generate revenues in turn depended significantly on our paying learner base, which in turn depends significantly on the effectiveness of our sales and marketing activities in acquiring new registered users and our progressive course mode in attracting users to purchase our premium courses.

Our ability to maintain and grow our user and learner base also depended on our ability to develop and offer diversified, high-quality and attractive course offerings. In July 2019, we launched our financial literacy learning services. From August 2021, we expanded our course offerings into other adult personal interest courses, which currently included skills upgrading and recreation and leisure courses. In the fiscal years ended June 30, 2023, 2024 and 2025, our skills upgrading courses and recreation and leisure courses contributed, in the aggregate, revenues of RMB860.3 million, RMB2,056.9 million and RMB1,353.1 million (US$188.9 million), respectively, representing 27.9%, 54.2% and 49.6% of our total revenues for the same periods, respectively.

The quality and breadth of our course offerings were critical to learners’ demand and our ability to price our courses and compete effectively and generate revenue. The quality of our course offerings in turn depended on, among others, our ability to select and offer attractive course contents and enhance our curriculums, learning materials and learning tools, and the technological capability that supports our course development and delivery. The breadth of our course offerings depended on, among others, our ability to quickly and precisely capture the evolving demand for online learning services as well as the efficiency and effectiveness of our content development process and our sales and marketing activities to promote the new courses.

Our revenues from individual online learning services were significantly affected by the level of course fees we charged for our premium courses. Our introductory courses were offered free of charges or, occasionally, for a nominal price, which was generally no more than RMB9.9 as of June 30, 2025. Our ability to price our courses effectively were affected by a number of factors, including, among others, the overall demand for our courses, the quality and effectiveness of our course offerings, and the prices and availability of competing courses.

Factors affecting our pop toy business

We consider the following factors are critical to our results of operations as to the pop toy business.

Our IP portfolio lays the foundation for the expansion and enhancement of our product offering and the establishment of our fan base among consumers. We have curated a number of key IPs, including WAKUKU and ZIYULI. Our future success depends on the ongoing popularity of our key IPs, as well as the development and marketing of new IPs. We build our product portfolio upon these IPs. Our product portfolio currently consists of 11 proprietary IPs, four exclusive licensed IPs and two non-exclusive licensed IPs. Our revenue growth depends on our ability to expand, diversify and optimize our product portfolio upon popular IPs.

Our sales network and marketing efforts are critical to the visibility and popularity of our IPs among consumers, the sales performance of our products and the cultivation and the breadth and depth of our fan base. Our multi-channel sales network currently primarily consists of domestic and international online platforms, physical touchpoints and distributor partnerships. We primarily relied on marketing methods including social media operations on key platforms such as Douyin and RedNote, community building and content marketing, online to offline experiential events, participation in major toy conventions and collaborations with diverse partners across different industries. We will continue to expand our sales network to drive our market penetration, and we will also involve ourselves in multi-dimensional marketing initiatives to elevate our brand awareness among consumers, promote our IPs and deepen our fan base. As we are still at a relatively early stage of enhancing the recognition of our IPs and promoting our products, we expect to experience an increase in our sales and marketing expenses, including those incurred the various marketing campaigns that we engage in.

Our ability to maintain a robust supply chain and achieve effective supply chain management is essential to the provision of satisfactory, high quality products to consumers and our profitability and business sustainability. We collaborate with specialized third-party partner factories to ensure the seamless and efficient conversion of IP and product designs to products. As we diversify our product portfolio and expedite our commercialization efforts, we expect that our effective collaboration with these suppliers will be crucial to our business success. In addition, we must maintain effective cost control to ensure the profit margin of our pop toy business. We may experience cost fluctuations, especially as certain of our products have yet reached mass commercialization, or our procurement scale is small. We expect that our overall cost level relative to our sales will improve with greater sales volume, as we achieved greater economies of scale in the long run.

Ability to control our operating costs and expenses

Our operating margins depend in part on our ability to control our costs and realize additional operation leverage as we expand. For the fiscal years ended June 30, 2023, 2024 and 2025, our cost of revenues accounted for 12.7%, 14.5% and 18.5% of our total revenues, respectively. In the past, a substantial majority of our cost of revenues consisted of staff costs and labor outsourcing costs, which were primarily related to our legacy individual online learning services business. We also recognized procurement costs in recent years along with changes in the our business model, in connection with our consumer business for the fiscal years ended June 30, 2024 and 2025, and pop toy business for the fiscal year ended June 30, 2025. Historically, we have benefited from the significant scalability of our business model and have been able to control those costs at a relatively low level despite the significant growth in our revenues. Our ability to continue to control our costs largely depends on our ability to increase the economic benefits from the scalability of our business model and utilize advanced technology to optimize our course operations. As we have transitioned to a pop toy company, we expected that our procurement costs will have a prominent impact of our costs.

With respect to our individual online learning services, our ability to market our course offerings in a cost-effective manner was critical to our operating margins. For the fiscal year ended June 30, 2023, we incurred net loss of RMB108.7 million, primarily due to the large spending on selling and marketing activities. Our sales and marketing expenses accounted for 78.2%, 68.2% and 59.1% of our total revenues in the fiscal years ended June 30, 2023, 2024 and 2025, respectively. Historically, our sales and marketing expenses primarily consisted of online advertising spending, and to a lesser extent, compensation to our sales and marketing personnel, in connection with individual online learning services. As we shifted our focus to the pop toy sector, we expect to incur corresponding expenses to promote relevant businesses. For instance, we expect to incur expenses with the promotion and penetration of our pop toy business, such as staff costs for relevant sales personnel, marketing and promotional expenses, and expenses related to sales channels. We expect to experience increases in these expenses as we have been engaging in massive business expansion activities for our pop toy business, which is at a relatively early stage of development and mandates substantive devotion of upfront investments. We may also incur fluctuations in other operating expenses due the growth and/or changes of our business scale and scope of operations. For instance, we may experience increases in our operating expenses along with the acquisition of Shenzhen Letsvan and further integration of their operations.

Key Operating Metrics

The following table presents certain key operating data as of/for the periods indicated, with respect to our legacy individual online learning services business. The calculation of the key metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

	As of June 30,
	2023	2024	2025
	(in millions)
Registered users
Financial literacy	65.3	70.6	74.2
Skills upgrading	23.7	41.9	51.4
Recreation and leisure	5.3	15.1	22.7
Total registered users	94.3	127.6	148.3
Introductory course learners(1)
Financial literacy	33.7	40.0	44.3
Skills upgrading	11.9	28.7	37.6
Recreation and leisure	3.1	9.5	14.4
Total introductory course learners	48.7	78.2	96.3

	For the fiscal year ended June 30,
	2023	2024	2025
	(in millions, except for percentages)
Paying learners
Financial literacy	0.9	0.5	0.4
Skills upgrading	0.4	0.9	0.6
Recreation and leisure	0.1	0.3	0.2
Total paying learners	1.4	1.7	1.2
Repeat purchase rate
Financial literacy	70.5%	69.1%	90.8%
Skills upgrading	13.0%	34.0%	58.9%
Recreation and leisure	1.3%	26.1%	57.1%

(1)	We offered our introductory-level courses free of charges or, occasionally, for a nominal price, which was generally no more than RMB9.9 as of June 30, 2025.

Non-GAAP Financial Measures

Adjusted net income

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net income as an additional non-GAAP financial measure. We define adjusted net income as net (loss)/income excluding share-based compensation, impairment loss on long-lived assets and goodwill and remeasurement gain of previously held equity interests in connection with step acquisition. We present this non-GAAP financial measure because our management uses it to evaluate our operating performance. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

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

The following table sets forth a reconciliation of our net (loss)/income to adjusted net income for the periods indicated.

	For the fiscal year ended June 30,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(108,652)	385,527	356,568	49,776
Add: share-based compensation	191,632	27,757	20,501	2,861
Add: impairment loss on long-lived assets and goodwill	—	10,041	—	—
Less: Remeasurement gain of previously held equity interests in connection with step acquisition	—	—	(8,109)	(1,132)
Adjusted net income	82,980	423,325	368,960	51,505

Key Components of Our Results of Operations

Revenues

For the fiscal years ended June 30, 2023, 2024 and 2025, we generated revenue primarily from the provision of individual online learning service to learners. We began to generate revenue from pop toy business in the fourth quarter of the fiscal year ended June 30, 2025, with the acquisition of Shenzhen Letsvan. The following table sets forth a breakdown of our revenues by business line, both by absolute amount and as a percentage of our total revenues for the periods indicated.

	For the fiscal year ended June 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(RMB in thousands, except for percentages)
Individual online learning services
Financial literacy courses	1,874,627	60.8	1,307,365	34.4	881,370	123,035	32.3
Skills upgrading courses	721,252	23.4	1,661,791	43.8	1,039,636	145,128	38.1
Recreation and leisure courses	138,998	4.5	395,118	10.4	313,449	43,756	11.5
Subtotal	2,734,877	88.7	3,364,274	88.6	2,234,455	311,919	81.9
Enterprise services	340,934	11.1	247,732	6.5	187,253	26,140	6.9
Consumer business(1)	4,816	0.2	173,961	4.6	213,203	29,762	7.8
Pop toy business	—	—	—	—	65,781	9,183	2.5
Others	754	0.0	9,364	0.3	24,900	3,474	0.9
Total	3,081,381	100.0	3,795,331	100.0	2,725,592	380,478	100.0

(1)	In early 2023, we began to engage in the consumer business through e-commerce and recognize the related revenues.

Our revenues from individual online learning services primarily consisted of course fees we charged our learners from financial literacy and skills upgrading courses and recreation and leisure courses. Learners may elect to subscribe for a course package or a one-off course. We generally collected course fees in advance, which we initially recorded as contract liabilities. We recognized revenue from sales of our courses ratably over the longer of the corresponding contractual service period of the course and an estimated Average Learning Period of learners ranging from approximately one to three months, starting from the time when the courses can be accessed by learners and the payments from the learners become non-refundable. For our financial literacy courses, we generally offered learners of premium courses a full and unconditional refund within the first three months after their payment and before they unlock the courses. Our contract liabilities do not include any amount that may be refunded in the future before expiration of the full-refund period.

Our revenues from enterprise services primarily consisted of leads referral fees we charged financial intermediaries for our marketing services.

Our revenues from consumer business primarily consisted of the sale of wellness products, baijiu and other related products and were recognized when control of these goods is transferred to the customer. Sales were predominantly conducted through third-party e-commerce platforms. We evaluated whether we acted as the principal or an agent in these arrangements by assessing our control over the goods and services before they were transferred to the customer. When we were determined to be the principal, revenue was recognized on a gross basis, reflecting the total consideration to which we expect to be entitled. Conversely, when we acted as an agent, revenue was recognized on a net basis, equivalent to the amount of the commission we retain.

Our revenues from pop toy business is derived primarily from sales of pop toy products through offline distributors and online e-commerce platforms. In offline distributor arrangements, the distributor is our direct customer. In online sales, we sell directly to end consumers. We act as the principal in all revenue arrangements, as we bear inventory risk, have primary responsibility for product fulfillment and quality, and maintain pricing discretion. Accordingly, we recognize revenue on a gross basis for the full amount of consideration to which we expect to be entitled, upon transfer of control of the products to the customer.

Cost of revenues

Costs of revenues primarily consist of labor outsourcing cost and staff costs, and to a lesser extent, procurement costs and third-party service costs. Our labor outsourcing costs, staff costs and third-party service costs were primarily related to our legacy individual online learning services. The following table sets forth a breakdown of our cost of revenues by nature, both by absolute amount and as a percentage of our total cost of revenues for the periods indicated.

	For the fiscal year ended June 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Labor outsourcing costs	168,636	43.1	255,368	46.4	201,223	28,090	39.9
Staff costs	138,923	35.5	87,975	16.0	67,002	9,353	13.3
Procurement costs	—	—	91,691	16.7	141,409	19,740	28.1
Third-party service costs	55,978	14.3	56,986	10.4	43,295	6,044	8.6
Others(1)	27,961	7.1	58,290	10.5	50,804	7,091	10.1
Total	391,498	100.0	550,310	100.0	503,733	70,318	100.0

(1)	Include primarily general office expenses, tax and surcharges, and depreciation and amortization expenses.

Labor outsourcing costs primarily include labor outsourcing service fees to service providers of our outsourced tutors for premium courses. Staff costs primarily include salaries and benefits for our employees responsible for content development, course operations, premium course tutoring, and customer support for premium courses. Third-party service costs primarily include cloud service fees and service fees for third-party payment channels. Procurement costs were primarily related to the cost of goods procurement for our consumer business, as well as for our pop toy business for the fiscal year ended June 30, 2025.

Operating expenses

Our operating expenses primarily consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses, both by absolute amount and as a percentage of our total operating expense for the periods indicated.

	For the fiscal year ended June 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	2,408,464	85.9	2,586,977	90.2	1,611,261	224,923	88.3
Research and development expenses	219,781	7.8	144,868	5.1	98,525	13,754	5.4
General and administrative expenses	175,246	6.3	125,765	4.3	115,172	16,077	6.3
Impairment loss on long-lived assets	—	—	2,652	0.1	—	—	—
Impairment loss on goodwill	—	—	7,389	0.3	—	—	—
Total	2,803,491	100.0	2,867,651	100.0	1,824,958	254,754	100.0

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

British Virgin Islands

A number of our intermediary holding companies were incorporated in the British Virgin Islands (the “BVI”). All dividends, interest, rents, royalties, compensation and other amounts paid by such entity to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of such entities by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

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

Hong Kong

KELLY’S EDUCATION LIMITED and a number of our intermediary holding companies were incorporated in Hong Kong. Since the two-tiered profits tax regime took effect on April 1, 2018, the applicable Hong Kong profits tax rate has been 8.25% for assessable profits on the first HK$2.0 million and 16.5% for any assessable profits in excess of HK$2.0 million. During the fiscal years ended June 30, 2023, 2024 and 2025, Hong Kong profits tax was not incurred, as there were no taxable profits derived from Hong Kong.

China

We primarily operate our current business in China through our WFOEs, and, historically, we operated our principal business, i.e., individual online learning services, through the VIEs and its subsidiaries, which were all incorporated in China. Under the PRC Enterprise Income Tax Law (“EIT Law”), the standard enterprise income tax rate is 25%. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Beijing Liangzizhige was qualified as a HNTE in the calendar year of 2022 and is eligible for a preferential enterprise income tax rate of 15% as an HNTE from 2022 to 2025.

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

The EIT law and its implementation rules also impose a withholding income tax of 10% on dividends distributed by a foreign investment enterprise to its immediate holding company outside China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the dividends received have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our ultimate holding company was incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion (“HK DTA”) in August 2006, dividends paid by a foreign investment enterprise in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if all the requirements are satisfied.

To the extent that our subsidiaries and the affiliated entities have undistributed earnings, we will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of June 30, 2023, we did not record any withholding tax as the PRC entities were still in accumulated deficit position. In the fiscal years ended June 30, 2024 and 2025, Beijing Liangzizhige distributed a portion of its retained earnings of approximate US$5.3 million and US$10.0 million to its holding company in Hong Kong, Witty Digital Technology Limited, respectively. As of June 30, 2024, we had applied withholding tax rate of 5% based on the facts and circumstances of the offshore subsidiary and management’s interpretation of the HK DTA back then. During the year ended June 30, 2025, as there were new changes in relevant facts and circumstances, we accrued withholding tax on undistributed earnings as of June 30, 2025 using a 10% tax rate to reflect the management’ estimation accordingly.

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

	For the fiscal year ended June 30,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Revenues	3,081,381	3,795,331	2,725,592	380,478
Cost of revenues	(391,498)	(550,310)	(503,733)	(70,318)
Gross profit	2,689,883	3,245,021	2,221,859	310,160
Operating expenses:
Sales and marketing expenses	(2,408,464)	(2,586,977)	(1,611,261)	(224,923)
Research and development expenses	(219,781)	(144,868)	(98,525)	(13,754)
General and administrative expenses	(175,246)	(125,765)	(115,172)	(16,077)
Impairment loss on long-lived assets	—	(2,652)	—	—
Impairment loss on goodwill	—	(7,389)	—	—
Total operating expenses	(2,803,491)	(2,867,651)	(1,824,958)	(254,754)
(Loss)/Income from operations	(113,608)	377,370	396,901	55,406
Other incomes, net:
Interest income	5,328	10,520	4,999	698
Remeasurement gain of previously held equity interests in connection with step acquisition	—	—	8,109	1,132
Others, net	21,313	28,965	59,478	8,303
(Loss)/Income before income tax	(86,967)	416,855	469,487	65,539
Income tax expenses	(21,685)	(31,328)	(112,919)	(15,763)
Net (loss)/income	(108,652)	385,527	356,568	49,776
Net loss attributable to noncontrolling interests	115	—	2,162	302
Net (loss)/income attributable to QuantaSing Group Limited	(108,537)	385,527	358,730	50,078
Accretion of the Company’s preferred shares	(22,379)	—	—	—
Net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	(130,916)	385,527	358,730	50,078
Net (loss)/income per ordinary share
- Basic	(1.26)	2.34	2.22	0.31
- Diluted	(1.26)	2.27	2.17	0.30
Comprehensive (loss)/income:
Net (loss)/income	(108,652)	385,527	356,568	49,776
Other comprehensive income/(loss), net	20,343	(4,869)	(806)	(113)
Total comprehensive (loss)/income	(88,309)	380,658	355,762	49,663
Net income attributable to noncontrolling interests	115	—	2,162	302
Comprehensive (loss)/income attributable to QuantaSing Group Limited	(88,194)	380,658	357,924	49,965
Non-GAAP financial measures(1)
Adjusted net income	82,980	423,325	368,960	51,505

(1)	See “—Non-GAAP Financial Measures.”

Segment information

From the fourth quarter of the year ended June 30, 2025, we began to report three reportable segments, namely, learning service and others, consumer business and pop toy business, to reflect changes made to the financial information which is reviewed by the chief operating decision maker of our group under the ongoing operating strategies.

The tables below set a summary of our operating segment results, with the segment information for the prior periods retrospectively recast to conform to the presentation for the current period:

	For the year Ended June 30, 2025
	Learning service and others and consumer business	Pop toy business	Total
	(RMB in thousands)

Revenues
Learning service and others	2,446,608	—	2,446,608
Consumer business	213,203	—	213,203
Pop toy business	—	65,781	65,781
Total revenues	2,659,811	65,781	2,725,592

Cost of revenues
Learning service and others	(354,276)	—	(354,276)
Consumer business	(106,487)	—	(106,487)
Pop toy business	—	(42,970)	(42,970)
Total cost of revenue	(460,763)	(42,970)	(503,733)

Gross profit
Learning service and others	2,092,332	—	2,092,332
Consumer business	106,716	—	106,716
Pop toy business	—	22,811	22,811
Total gross profit	2,199,048	22,811	2,221,859

Operating expenses
Sales and marketing expenses	(1,592,601)	(18,660)	(1,611,261)
Research and development expenses	(96,648)	(1,877)	(98,525)
General and administrative expenses	(107,680)	(7,492)	(115,172)
Total operating expenses	(1,796,929)	(28,029)	(1,824,958)
Income/(Loss) from operations	402,119	(5,218)	396,901
Net income	360,274	(3,706)	356,568

	For the year Ended June 30, 2024
	Learning service and others and consumer business	Pop toy business	Total
	(RMB in thousands)
Revenues
Learning service and others	3,621,370	—	3,621,370
Consumer business	173,961	—	173,961
Pop toy business	—	—	—
Total revenues	3,795,331	—	3,795,331

Cost of revenues
Learning service and others	(447,753)	—	(447,753)
Consumer business	(102,557)	—	(102,557)
Pop toy business	—	—	—
Total cost of revenue	(550,310)	—	(550,310)

Gross Profit
Learning service and others	3,173,617	—	3,173,617
Consumer business	71,404	—	71,404
Pop toy business	—	—	-
Total gross profit	3,245,021	—	3,245,021

Operating expenses
Sales and marketing expenses	(2,586,977)	—	(2,586,977)
Research and development expenses	(144,868)	—	(144,868)
General and administrative expenses	(125,765)	—	(125,765)
Impairment loss on long-lived assets	(2,652)	—	(2,652)
Impairment loss on goodwill	(7,389)	—	(7,389)
Total operating expenses	(2,867,651)	—	(2,867,651)
Income from operations	377,370	—	377,370
Net income	385,527	—	385,527

	For the year Ended June 30, 2023
	Learning service and others and consumer business	Pop toy business	Total
	(RMB in thousands)
Revenues
Learning service and others	3,076,565	—	3,076,565
Consumer business	4,816	—	4,816
Pop toy business	—	—	—
Total revenues	3,081,381	—	3,081,381

Cost of revenues
Learning service and others	(387,576)	—	(387,576)
Consumer business	(3,922)	—	(3,922)
Pop toy business	—	—	—
Total cost of revenue	(391,498)	—	(391,498)

Gross profit
Learning service and others	2,688,989	—	2,688,989
Consumer business	894	—	894
Pop toy business	—	—	—
Total gross profit	2,689,883	—	2,689,883

Operating expenses
Sales and marketing expenses	(2,408,464)	—	(2,408,464)
Research and development expenses	(219,781)	—	(219,781)
General and administrative expenses	(175,246)	—	(175,246)
Total operating expenses	(2,803,491)	—	(2,803,491)
Loss from operations	(113,608)	—	(113,608)
Net loss	(108,652)	—	(108,652)

Fiscal year ended June 30, 2025 compared to fiscal year ended June 30, 2024

Revenues

Our revenues decreased by 28.2% to RMB 2,725.6 million (US$380.5 million) for the fiscal year ended June 30, 2025, from RMB3,795.3 million for the fiscal year ended June 30, 2024. The decline reflects our deliberate shift from traffic-driven to product-driven growth, which was partially offset by recognized revenue from the pop toy business as we began to consolidate financial results following its acquisition of Shenzhen Letsvan in the fourth quarter of the fiscal year ended June 30, 2025. The change was primarily attributable to the following factors.

●

Revenues from individual online learning services. Our revenues from individual online learning services decreased by 33.6% from RMB3,364.3 million for the fiscal year ended June 30, 2024 to RMB 2,234.5 million (US$311.9 million) for the fiscal year ended June 30, 2025. This decrease was primarily due to a decrease of RMB622.2 million (US$86.8 million) in revenues from skills upgrading courses, a decline of RMB426.0 million (US$59.5 million) in revenues from financial literacy courses and a decline of RMB81.6 million (US$11.4 million) in revenues from recreation and leisure courses.

●	Revenues from enterprise services. Our revenues from enterprise services decreased by 24.4% from RMB247.7 million for the fiscal year ended June 30, 2024 to RMB187.3 million (US$26.1 million) for the fiscal year ended June 30, 2025, primarily due to a shift in revenue from transactions with related party and other third parties, partially offset by increased revenue due to higher demand for marketing services from existing and new customers.

●	Revenues from consumer business. Our revenues from consumer business increased by 22.6% from RMB174.0 million for the fiscal year ended June 30, 2024 to RMB213.2 million (US$29.8 million) for the fiscal year ended June 30, 2025, mainly driven by the increase in revenues from our wellness products business, partially offset by the decline in baijiu revenue.

●	Revenues from pop toy business. Our revenues from pop toy business were RMB65.8 million (US$9.2 million) for the fiscal year ended June 30, 2025, primarily driven by the consolidation of results from Shenzhen Letsvan following the consummation of its acquisition in end of March 2025.

●	Revenues from other services. Our revenues from other services increased significantly from RMB9.4 million for the fiscal year ended June 30, 2024 to RMB24.8 million (US$3.5 million) for the fiscal year ended June 30, 2025, primarily due to increased revenue from other sources.

Cost of revenues

Our cost of revenues decreased by 8.5% from RMB550.3 million for the fiscal year ended June 30, 2024 to RMB503.7 million (US$70.3 million) for the fiscal year ended June 30, 2025, mainly due to decreased labor outsourcing costs of RMB54.1 million (US$7.6 million) and decreased staff costs of RMB21.0 million (US$2.9 million) (including a decrease in share-based compensation of RMB7.5 million (US$1.1 million)) of the established businesses, partially offset by the newly added cost of revenue of RMB43.0 million (US$6.0 million) for pop toy business resulting from the acquisition of Shenzhen Letsvan.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased by 31.5% from RMB3,245.0 million for the fiscal year ended June 30, 2024 to RMB2,221.9 million for the fiscal year ended June 30, 2025.

Our gross profit margin decreased from 85.5% for the fiscal year ended June 30, 2024 to 81.5% for the fiscal year ended June 30, 2025, primarily due to the relatively lower profit margin of our consumer business and pop toy business resulting from their business nature and industrial characteristics.

Sales and marketing expenses

Our sales and marketing expenses decreased by 37.7% from RMB2,587.0 million for the fiscal year ended June 30, 2024 to RMB1,611.3 million (US$224.9 million) for the fiscal year ended June 30, 2025. This decrease reflects our strategic transformation from a traffic-driven to a product-driven business model, which requires lower marketing investment to acquire customers. The decrease was mainly due to decreased marketing and promotion expenses of RMB809.6 million (US$113.0 million), decreased labor outsourcing costs of RMB119.7 million (US$16.7 million) and decreased staff costs of RMB22.3 million (US$3.1 million) of the established businesses, partially offset by the newly added sales and marketing expenses of RMB18.7 million (US$2.6 million) for the pop toy business resulting from the acquisition of Shenzhen Letsvan.

Research and development expenses

Our research and development expenses decreased by 32.0% from RMB144.9 million for the fiscal year ended June 30, 2024 to RMB98.5 million (US$13.8 million) for the fiscal year ended June 30, 2025, mainly due to a decline in staff costs of RMB42.2 million (US$5.9 million) of the established businesses, partially offset by the newly added research and development expenses of RMB1.9 million (US$0.3 million) for the pop toy business resulting from the acquisition of Shenzhen Letsvan.

General and administrative expenses

Our general and administrative expenses decreased by 8.4% from RMB125.8 million for the fiscal year ended June 30, 2024 to RMB115.2 million (US$16.1 million) for the fiscal year ended June 30, 2025, primarily due to a decrease in staff costs of RMB7.5 million (US$1.0 million), including a decrease in share-based compensation expenses of RMB4.6 million (US$0.6 million), a decrease in professional service fee of RMB4.8 million (US$0.7 million) and a decrease in office expenses of RMB2.8 million (US$0.4 million) for the established businesses, partially offset by the newly added general and administrative expenses of RMB7.5 million (US$1.0 million) for the pop toy business resulting from the acquisition of Shenzhen Letsvan.

Income from operations

As a result of the foregoing, we recorded income from operations of RMB377.4 million and RMB396.9 million (US$55.4 million) for the fiscal years ended June 30, 2024 and 2025, respectively.

Remeasurement gain of previously held equity interests in connection with step acquisition

Our remeasurement gain of previously held equity interests in connection with step acquisition were RMB8.1 million (US$1.1 million) for the fiscal year ended June 30, 2025, reflecting the fair value adjustment of initial investments in Shenzhen Letsvan before obtaining control.

Others, net

Others, net were RMB59.5 million (US$8.3 million) in for the fiscal year ended June 30, 2025, compared to RMB29.0 million for the fiscal year ended June 30, 2024, primarily driven by the increased fair value gains in one of our long-term investments.

Income tax expense

Our income tax expense increased significantly from RMB31.3 million for the fiscal year ended June 30, 2024 to RMB112.9 million (US$15.8 million) for the fiscal year ended June 30, 2025. The change resulted from the change in our taxable income, as well as the accrual of withholding tax related to our dividend distributions and the remaining undistributed earnings, which was expected to be distributed to our overseas subsidiaries in the foreseeable future.

Net income

As a result of the foregoing, we recorded net income of RMB385.5 million and RMB356.6 million (US$49.8 million) for the fiscal years ended June 30, 2024 and 2025, respectively.

Fiscal year ended June 30, 2024 compared to fiscal year ended June 30, 2023

Revenues

Our revenues increased by 23.2% from RMB3,081.4 million for the fiscal year ended June 30, 2023 to RMB3,795.3 million for the fiscal year ended June 30, 2024, primarily due to the increase in revenues from individual online learning services.

●	Revenues from individual online learning services. Our revenues from individual online learning services increased by 23.0% from RMB2,734.9 million for the fiscal year ended June 30, 2023 to RMB3,364.3 million for the fiscal year ended June 30, 2024, primarily due to a significant increase in revenues from skills upgrading courses of RMB940.5 million and recreation and leisure courses of RMB256.1 million, partially offset by a 30.3% decrease in revenues from our financial literacy courses of RMB567.3 million. This increase in revenues from skills upgrading courses and recreation and leisure courses was primarily driven by our effort to diversify our skills upgrading courses and recreation and leisure courses offerings, which has resulted in an increase in the number of paying learners of these offerings. As we continued to diversify our course offerings and allocated our marketing and corporate resources among various subjects of courses, especially skills upgrading courses and recreation and leisure courses, such resources devoted to our financial literacy courses have declined, which in turn negatively affected our revenues from our financial literacy courses.

●	Revenues from enterprise services. Our revenues from enterprise services decreased by 27.3% from RMB340.9 million for the fiscal year ended June 30, 2023 to RMB247.7 million for the fiscal year ended June 30, 2024, primarily due to decreased revenue from our marketing services provided to an affiliate.

●	Revenues from consumer business. Our revenues from consumer business increased significantly to RMB174.0 million for the fiscal year ended June 30, 2024 from RMB4.8 million for the fiscal year ended June 30, 2023, primarily due to our new consumer business to diversify our revenue streams. In early 2023, we began to engage in the consumer business through e-commerce and recognize relevant revenues, which have contributed to our revenue performance since July 2023.

●	Revenues from other services. Our revenues from other services increased significantly to RMB9.4 million for the fiscal year ended June 30, 2024 from RMB0.8 million for the fiscal year ended June 30, 2023, primarily due to increased revenue from online language education for children provided by Kelly’s Education, which was acquired by us in September 2023.

Cost of revenues

Our cost of revenues increased by 40.6% from RMB391.5 million for the fiscal year ended June 30, 2023 to RMB550.3 million for the fiscal year ended June 30, 2024, primarily due to (1) an increase in labor outsourcing costs of RMB86.7 million, and (2) an increase in procurement costs of RMB87.8 million relating to our new consumer business, partially offset by a decrease in staff costs of RMB50.9 million (including a decrease in share-based compensation of RMB12.8 million), resulting from our enhanced employee performance management.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 20.6% from RMB2,689.9 million for the fiscal year ended June 30, 2023 to RMB3,245.0 million for the fiscal year ended June 30, 2024.

Our gross profit margin decreased from 87.3% for the fiscal year ended June 30, 2023 to 85.5% for the fiscal year ended June 30, 2024, primarily due to the relatively lower profit margin of our new business at its early development stage.

Sales and marketing expenses

Our sales and marketing expenses increased by 7.4% from RMB2,408.5 million for the fiscal year ended June 30, 2023 to RMB2,587.0 million for the fiscal year ended June 30, 2024, primarily due to an increase in labor outsourcing costs of RMB247.4 million and an increase in marketing and promotion expenses of RMB212.9 million), partially offset by a decrease in staff costs of RMB293.8 million) (including a decrease in share-based compensation expenses of RMB54.6 million).

Research and development expenses

Our research and development expenses decreased by 34.1% from RMB219.8 million for the fiscal year ended June 30, 2023 to RMB144.9 million for the fiscal year ended June 30, 2024, primarily due to a decrease in staff costs of RMB72.3 million (including a decrease in share-based compensation expenses of RMB47.2 million).

General and administrative expenses

Our general and administrative expenses increased by 28.2% from RMB175.2 million for the fiscal year ended June 30, 2023 to RMB125.8 million for the fiscal year ended June 30, 2024, primarily due to a decrease in staff costs of RMB43.3 million (including a decrease in share-based compensation expenses of RMB49.2 million) and a decrease in office expenses of RMB19.9 million.

Impairment loss on long-lived assets and goodwill

We recorded impairment loss on long-lived assets and goodwill of RMB2.7 million and RMB7.4 million, respectively, in the fiscal year ended June 30, 2024, primarily due to the fully impaired intangible assets and goodwill arising from the acquisition of Kelly’s Education, as its performance metrics failed to meet our established expectations.

(Loss)/Income from operations

As a result of the foregoing, we recorded a loss from operations of RMB113.6 million and an income from operations of RMB377.4 million for the fiscal years ended June 30, 2023 and 2024, respectively.

Others, net

We recognized other income/gains, net of RMB21.3 million and RMB29.0 million for the fiscal years ended June 30, 2023 and 2024, respectively. The increase is primarily due to an increased fair value changes of short term-investments of RMB9.2 million, which was in line withs our increased short term-investments.

Income tax expense

Our income tax expense increased by 44.5% from RMB21.7 million for the fiscal year ended June 30, 2023 to RMB31.3 million for the fiscal year ended June 30, 2024, due to the growth of the incurred dividend withholding tax on undistributed earnings of RMB11.6 million.

Net (loss)/income

As a result of the foregoing, we recorded net loss of RMB108.7 million and net income of RMB385.5 million for the fiscal years ended June 30, 2023 and 2024, respectively.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated.

	For the fiscal year ended June 30,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	235,621	282,720	183,886	25,671
Net cash provided by/(used in) investing activities	201	(132,784)	(6,419)	(896)
Net cash provided by/(used in) financing activities	247,696	(130,192)	(105,627)	(14,745)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,336	(3,934)	(707)	(99)
Net increase in cash and cash equivalents and restricted cash	497,854	15,810	71,133	9,931
Cash and cash equivalents and restricted cash at the beginning of the period	266,427	764,281	780,091	108,896
Cash and cash equivalents and restricted cash at the end of the period	764,281	780,091	851,224	118,827

To date, we have financed our operating and investing activities primarily through net cash generated by operating activities and cash from historical equity financing activities. As of June 30, 2024 and 2025, our cash and cash equivalents and restricted cash were RMB780.1 million and RMB851.2 million (US$118.8 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits which have original maturities of three months or less and are readily convertible to cash. As of June 30, 2024 and 2025, our short-term investments were RMB246.2 million and RMB189.7 million (US$26.5 million), respectively. Short-term investments include wealth management product, investment in private funds and equity securities of publicly listed companies.

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

As of June 30, 2025, 96.1%, 0.6%, 0.3% and 3.0% of our cash and cash equivalents and restricted cash were held in mainland China, Hong Kong, the United States and Singapore, respectively. As of June 30, 2025, 87.8%, 11.7%, 0.4% and 0.1% of our cash and cash equivalents and restricted cash were denominated in Renminbi, U.S. dollars, Hong Kong Dollars and Singapore Dollars, respectively. As of June 30, 2025, 66.3% and 33.7% of our short-term investment was held in mainland China and Hong Kong, respectively. As of June 30, 2025, 41.2% of cash and cash equivalents and restricted cash and nil of our short-term investments were held by the affiliated entities. Although we consolidate the financial results of the affiliated entities, we only have access to their assets or earnings through our contractual arrangements with the VIEs and their nominee shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Our Historical Contractual Arrangements.”

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

For the fiscal year ended June 30, 2025, substantially all of our revenues have been in the form of Renminbi, except for certain revenues from Kelly’s Education in the form of Hong Kong Dollars and from pop toy sales in the form of Vietnamese Dong and Indonesian Rupiah, which were immaterial to us for the fiscal year ended June 30, 2025. We expect that our revenues will continue to be substantially in the form of Renminbi in the near future, except for such revenue of Kelly’s Education and from other overseas business initiatives. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our WFOEs are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our WFOEs to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our WFOEs are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In the fiscal year ended June 30, 2024 and 2025, Beijing Liangzizhige distributed a portion of its retained earnings of approximate US$5.3 million and US$10.0 million to its holding company in Hong Kong, Witty Digital Technology Limited. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks. As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our WFOEs only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. The PRC government may at its discretion restrict access to foreign currencies for current account transactions or capital account transactions in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chin—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

Operating activities

Our net cash provided by operating activities for the fiscal year ended June 30, 2025 was RMB183.9 million (US$25.7 million), primarily due to net income of RMB356.6 million (US$49.8 million), as adjusted primarily by certain non-cash items, including deferred income tax of RMB44.3 million (US$6.2 million), fair value changes of long-term investments of RMB24.9 million (US$3.5 million), share-based compensation of RMB20.5 million (US$2.9 million) and inventory obsolescence impairment of RMB10.4 million (US$1.5 million), and changes working capital that positively affected our operating cash flows, including (1) a decrease in operating lease right-of-use assets of RMB41.4 million (US$5.8 million), primarily due to our enhanced cost management; and (2) a decrease in prepayments and other current assets of RMB36.3 million (US$5.1 million), primarily due to the receivables collected from third party payment platforms , partially offset by changes in working capital that negatively affected our operating cash flows, including (1) a decrease in contract liabilities of RMB123.0 million (US$17.2 million) in line with the revenue recognition progress of our individual online learning services; and (2) an decrease in accrued expenses and other current liabilities of RMB51.6 million (US$7.2 million), primarily due to the decreased accrued employee payroll and welfare benefits and other accrued expense.

Our net cash provided by operating activities for the fiscal year ended June 30, 2024 was RMB282.7 million, primarily due to net income of RMB385.5 million, as adjusted primarily by certain non-cash items, including share-based compensation of RMB27.8 million, realized gains from short-term investments of RMB16.0 million and deferred income tax of RMB12.9 million, and changes in working capital that positively affected our operating cash flows, including (1) a decrease in operating lease right-of-use assets of RMB25.3 million, primarily relating to our improved cost management; and (2) a decrease in amount due from related parties of RMB24.6 million, as we collected the service fees receivable from our related parties, partially offset by changes in working capital that negatively affected our operating cash flows, including (1) a decrease in contract liabilities of RMB124.6 million in line with the revenue recognition progress of our individual online learning services; and (2) an increase in prepaid expenses and other current assets of RMB67.6 million, primarily due to the increased receivables from third party payment platforms.

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

Investing activities

Our net cash used in investing activities for the fiscal year ended June 30, 2025 was RMB6.4 million (US$0.9 million), primarily due to cash paid for the business acquisition of Shenzhen Letsvan of RMB106.6 million (US$14.9 million), purchase of equity interests in Shenzhen Letsvan before the acquisition of controlling interests of RMB35.0 million (US$4.9 million), and capital injection to one of our long-term investment of RMB20.0 million (US$2.8 million, partially offset by net proceeds for short-term investment of RMB138.7 million (US$19.4 million).

Our net cash used in investing activities for the fiscal year ended June 30, 2024 was RMB132.8 million, primarily due to the net increase of short-term investments in wealth management products of RMB136.6 million.

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

Financing activities

Our net cash used in financing activities for the fiscal year ended June 30, 2025 was RMB105.6 million (US$14.7 million), primarily due to cash paid for repurchase of the ADSs of RMB25.8 million (US$3.6 million) and cash paid for a special dividends of RMB78.1 million (US$10.9 million).

Our net cash used in financing activities for the fiscal year ended June 30, 2024 was RMB130.2 million, primarily attributable to the RMB130.4 million in cash expenditures for the repurchase of ADSs.

Our net cash provided by financing activities for the fiscal year ended June 30, 2023 was RMB247.7 million, primarily due to net proceeds from our initial public offering of RMB245.4 million.

Material Cash Requirements

Our material cash requirements as of June 30, 2025 and any subsequent interim period primarily include working capital needs, capital expenditures and operating lease obligations.

Capital expenditures

We made capital expenditures of RMB5.8 million, RMB3.6 million and RMB3.2 million (US$0.4 million) for the fiscal years ended June 30, 2023, 2024 and 2025, respectively. Our capital expenditures primarily consist of computers and electronic equipment, office furniture and equipment, leasehold improvement and purchase of intangible assets. We expect to continue to incur similar capital expenditure in the future as we grow our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

The following table sets forth our operating lease obligations and operating lease commitments as of June 30, 2025.

		For the fiscal year ended June 30,
	Total	2026	2027
	(RMB in thousands)
Operating lease payments	23,743	21,367	2,376
Total	23,743	21,367	2,376

Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements as of June 30, 2025.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

For the fiscal years ended June 30, 2023, 2024 and 2025, the Average Learning Period of the learners is estimated to be in the range of approximately one to three months. While we believe our estimates to be reasonable based on the currently available learners’ information, we may revise such estimates in the future according to the change in pattern of the learners’ learning behavior. Any adjustments arising from changes in the estimates of the Average Learning Periods is applied prospectively. Considering that the events or circumstances may change to suggest changes in the estimate made, we assess the Average Learning Period for different courses on an annual basis or more frequently when there is an indicator for changes in circumstances.

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

Revenue Recognition for Inactive Learners

For online community-based training camps, the learners start the learning process by selecting a camp and unlocking the courses in the camp. Our experience shows that a certain portion of learners (the “Inactive Learners”) do not exercise their rights to unlock the training camps and start the learning process, these unexercised rights are referred to as “breakage”. Due to limited historical experience and historical data, we currently cannot make a reliable estimation about the breakage amount expected to be entitled to, so the breakage amount is only recognized as revenue when the likelihood of the learners exercising their rights becomes remote in accordance with ASC 606-10-55-48.

We continuously observe and analyze the behavior of those Inactive Learners after their purchase, to determine when it becomes remote that the learners will start the learning process. No breakage revenue was recognized for the years ended June 30, 2023 as the remote condition had not been met. In March 2023, we started to assign long term Inactive Learners to training camps and unlock the courses for them. We recognized breakage revenue of RMB161.5 million and RMB91.4 million for the year ended June 30, 2024 and 2025 as learner behavior shows that remote condition has been met after the courses were unlocked.

We will be able to estimate the breakage amount expected to be entitled to when it has accumulated sufficient historical experience and data, and will recognize the expected breakage amount as revenue in proportion to the pattern of rights actually exercised by the learners.

Valuation of intangible asset acquired in business combination

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair value of these identifiable net assets and liabilities is recorded as goodwill. Determining the fair value of the tangible assets acquired, liabilities assumed, and intangible assets requires management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, annual growth rates of revenue in the projected period and discount rate. While we use our best estimates and judgements, our estimates are inherently uncertain and subject to refinement.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Li	43	Chairman of the board, director and chief executive officer
Huiyu Zhan	41	Director and chief product officer
Frank Lin	60	Director
Dong Xie	44	Director, chief financial officer and senior vice president
Xihao Liu	41	Director and senior vice president
Pei Hua (Helen) Wong	54	Independent Director
Hongqiang Zhao	49	Independent Director
Shunyan Zhu	54	Independent Director
Guangqiang Shi	45	Senior vice president

Peng Li is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Prior to founding our company, Mr. Li had been the founder and served as the chief executive officer of Beijing Renjuren Network Technology Co., Ltd. from October 2013 to September 2015. Mr. Li was the co-founder and served as the vice president of Qianpin Online Network Technology (Beijing) Co., Ltd. from March 2011 to June 2013. Mr. Li served as the head of commercial operation center of Beijing UCWEB Internet Technology Co., Ltd. from March 2010 to February 2011. Prior to that, he was the strategic cooperation manager of Baidu.com, Inc. (Nasdaq: BIDU; HKEX:9888) from September 2005 to February 2010. From September 2004 to August 2005, Mr. Li served as the marketing manager of Beijing Jingyeda Technology Co., Ltd. (SZSE: 003005) in East China. Mr. Li received his bachelor’s degree in computer science and technology from Hebei Agricultural University in June 2004 and an EMBA degree from Tsinghua University in December 2024.

Huiyu Zhan has served as our director since August 2025 and chief product officer since October 2025. Mr. Zhan is the founder and chief executive officer and a director of Shenzhen Letsvan. He was a seasoned entrepreneur with profound experience in the consumer sector. Prior to founding Shenzhen Letsvan in 2020, he had been engaged in continuous entrepreneurship in the cultural gifts and pop toys sectors. He had also served at Walmart (Shenzhen), Hong Kong Weiya Group, and among others, with extensive experience in sales and management. He pursued his undergraduate studies at Guanghua College of Changchun University from September 2004 to June 2008, majoring in marketing. He obtained an EMBA degree in Finance at The Chinese University of Hong Kong in July 2025.

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

Dong Xie has served as our chief financial officer since January 2021, our director since June 2022 and our senior vice president since October 2025. Prior to joining us, Mr. Xie had served as the partner of capital market services at PGAdvisory from March 2020 to December 2020. From January 2019 to March 2020, Mr. Xie served as the chief financial officer at Renmai Technology Group. From September 2014 to December 2018, Mr. Xie served as the chief financial officer and company secretary of Finup Financial Technology Group (Holding) Co., Ltd. From April 2010 to September 2010, Mr. Xie served as a vice president at CCB International (China) Co., Ltd. From November 2007 to March 2010, and from October 2010 to August 2014, Mr. Xie served as the associate director at the merger and acquisition transaction service department of Deloitte China. Mr. Xie is a Chinese Certified Public Accountant, Certified Internal Auditor, Certified Tax Agent and holds the China Legal Professional Qualification. He received his bachelor’s degree in economics and master’s degree in global economics from Nankai University in June 2003 and June 2006, respectively, and he started in September 2021 for the EMBA degree jointly offered by Guanghua School of Management of Peking University and Kellogg School of Management of Northwestern University. He has been acting as an independent director and chairman of the audit committee for China BlueChemical Ltd. (HKEX:3983) since May 2021, independent director and chairman of the audit committee for Duality Biotherapeutics, Inc. (HKEX:9606) since April 2025, independent director for Wuhan Dazhong Dental Medical Co., Ltd. (HKEX:2651) since October, 2025.

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

Shunyan Zhu has served as our independent director since January 2025. Mr. Zhu has served as an executive director and the chairman of the board of directors of Alibaba Health Information Technology Ltd. (SEHK: 00241, “Alibaba Health”) from March 2020, and he currently serves as the chairman of the nomination committee of the board of directors of Alibaba Health. From March 2020 to November 2023, he served as the chief executive officer of Alibaba Health. Mr. Zhu is a partner of the Alibaba Partnership and was the President of the Innovation Initiatives Segment of the ultimate controlling shareholder of Alibaba Health, Alibaba Group Holding Limited (NYSE: BABA; SEHK: 9988; together with its subsidiaries, “Alibaba Group”). He was a director of Meinian Onehealth Healthcare Holdings Co., Ltd. (SZSE: 2044) from May 2020 to October 2021. Prior to joining Alibaba Group, Mr. Zhu founded Wuhan Xuncai Technology Co., Ltd. in 2003. He joined the founding team of UC Browser in 2007 as senior vice president, and was responsible for the marketing and commercialization of UC Browser. Subsequently, Mr. Zhu had served as (1) the president of Alimama Business Group, a leading big data marketing platform in the PRC operated by Alibaba Group; (2) the president of UC Browser; and (3) the president of the Intelligent Information Business Group. Mr. Zhu obtained a Bachelor of Science degree in mathematics in 1993 from Yanshan University in the PRC. He obtained a master’s degree in computing software in 1996 from Huazhong University of Science and Technology in the PRC.

Guangqiang Shi acted as our senior vice president from June 2024. Prior to joining us, Mr. Shi was executive assistant to the chairman and general manager of the Beijing company at 360 Security Technology Inc. (SHSE: 601360) from August 2019 to June 2024. From July 2017 to August 2019, he served as director of public affairs at Blibee Trading Co., Ltd. From July 2002 to July 2017, Mr. Shi held various positions in local government departments and central state organs, focusing on policy research and government liaison. Mr. Shi received his bachelor’s degree in economics in July 2002 and his master’s degree in public administration in June 2014, both from Renmin University of China. He commenced doctoral studies in business administration at the School of Business, Renmin University of China, in September 2024.

The business address of our directors and executive officers is 2/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China. No family relationship exists between any of our directors and executive officers.

B. Compensation

Compensation of Directors and Executive Officers

In the fiscal year ended June 30, 2025, the aggregate cash compensation to directors and executive officers was approximately RMB12.3 million (US$1.7 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plans.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

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

As of October 21, 2025, there had been no options granted to our directors and executive officers under the 2018 Plan. The following table summarizes, as of October 21, 2025, the number of ordinary shares under outstanding options that we had granted to our directors and executive officers under the 2021 Plan:

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Peng Li	—	—	—	—
Huiyu Zhan	—	—	—	—
Frank Lin	—	—	—	—
Dong Xie	2,360,000	US$0.1— US$0.4	April 1, 2021—June 21, 2024	March 31, 2031—June 20, 2034
Xihao Liu	2,300,000	US$0.1—US$0.4	July 1, 2020 – June 21, 2024	June 30, 2030 - June 20, 2034
Pei Hua (Helen) Wong	*	US$0.4	December 28, 2023	December 27, 2033
Hongqiang Zhao	*	US$0.4	December 28, 2023	December 27, 2033
Shunyan Zhu	*	US$0.4	March 21, 2025	March 20, 2035
Guangqiang Shi	*	US$0.4	June 21, 2024	June 20, 2034
All directors and executive officers as a group	5,350,000	N/A	N/A	N/A

*	Less than 1% of our total outstanding ordinary share on an as-converted basis.

As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan and the 2021 Plan is 38,240,745 Class A ordinary shares. As of October 21, 2025, options to purchase a total of 18,898,545 Class A ordinary shares under the 2021 Plan had been granted and outstanding, and 13,353,996 of such options had been exercised. As of October 21, 2025, there had been no options granted under the 2018 Plan. As of October 21, 2025, grantees other than our directors and executive officers above, as a group, held options to purchase an aggregate of 13,548,545 Class A ordinary shares, with exercise prices ranging from US$0.0005 per share to US$1.66 per share.

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

Audit Committee. Our audit committee consists of Mr. Hongqiang Zhao, Ms. Pei Hua (Helen) Wong and Mr. Shunyan Zhu. Mr. Hongqiang Zhao is the chairman of our audit committee. We have determined that each of Mr. Hongqiang Zhao, Ms. Pei Hua (Helen) Wong and Mr. Shunyan Zhu satisfies the “independence” requirements of the Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Hongqiang Zhao qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Listing Rules.

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

D. Employees

As of June 30, 2023, 2024 and 2025, we had 1,029, 827 and 714 full-time employees, respectively. The following table sets forth the numbers of our full-time employees by functions as of June 30, 2025 for our established businesses.

Function:	As of June 30, 2025
	Number	% of total
Course instruction and content development	58	8.1%
Course tutoring	96	13.4%
R&D	126	17.6%
User growth	62	8.7%
Course operations	139	19.5%
General and administrative	118	16.6%
Total	599	83.9%

The following table sets forth the numbers of our full-time employees by functions as of June 30, 2025 for our pop toy business.

Function:	As of June 30, 2025
	Number	% of total
Product development and supply chain	58	8.1%
Sales and marketing	44	6.2%
Administration	13	1.8%
Total	115	16.1%

In addition to our full-time employees, we also engaged certain outsourced personnel, primarily tutors to facilitate the delivery and operation of our courses and enhance our operational efficiency and flexibility. As of June 30, 2025, we had an outsourced workforce of more than 700.

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of October 21, 2025 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculation in the table below is based on 163,153,846 ordinary shares outstanding as of October 21, 2025, including 113,294,797 Class A ordinary shares and 49,859,049 Class B ordinary shares. Our issued and outstanding ordinary shares do not include treasury ADSs.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A ordinary shares	Class B ordinary shares	% of beneficial ownership†	% of aggregate voting power††
Directors and Executive Officers†††
Peng Li(1)	—	49,859,049	30.6	81.5
Huiyu Zhan	*	—	*	*
Frank Lin(3)	24,370,089	—	14.9	4.0
Dong Xie	2,155,344	—	1.3	*
Xihao Liu	1,679,506	—	1.0	*
Pei Hua (Helen) Wong	*	—	*	*
Shunyan Zhu	*	—	*	*
Hongqiang Zhao	*	—	*	*
Guangqiang Shi	*	—	*	*
Directors and executive officers as a group	28,636,644	49,859,049	48.0	85.9

Principal Shareholders:
Even Par Holding Limited(1)	—	49,859,049	30.6	81.5
K2 Entities(2)	23,323,579	—	14.3	3.8
DCM Entities(3)	24,370,089	—	14.9	4.0

*	Represents less than 1% of our total outstanding shares as of October 21, 2025.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after October 21, 2025.

††	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. As of the date of this annual report, holder of each of our Class A ordinary shares is entitled to one vote per share and holder of each of our Class B ordinary shares is entitled to ten votes. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†††	Except as indicated otherwise below, the business address of our directors and executive officers is 2/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China.

(1)	Represents 49,859,049 Class B ordinary shares held by Even Par Holding Limited, a company incorporated in the British Virgin Islands. Even Par Holding Limited is controlled by NICE PAR TRUST, a trust established under a trust deed between Mr. Peng Li as settlor and Vistra Trust (Singapore) Pte. Limited as trustee. Mr. Peng Li and his family members are beneficiaries of NICE PAR TRUST. Under the terms of the trust deed of this trust, Mr. Peng Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Even Par Holdings Limited in QuantaSing Group Limited. Mr. Peng Li is the sole director of Even Par Holdings Limited. The registered address of Even Par Holdings Limited is at the offices of Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 3,181,242 Class A ordinary shares held by K2 EVERGREEN PARTNERS LIMITED (of which 706,242 Class A ordinary shares were held in the form of the ADSs), a company incorporated in Hong Kong, which is wholly-owned by K2 Evergreen Partners L.P., the general partner of which is K2 Evergreen Partners LLC; (ii) 5,035,586 Class A ordinary shares held by K2 FAMILY PARTNERS LIMITED (of which 1,117,911 Class A ordinary shares were held in the form of the ADSs), a company incorporated in Hong Kong, which is wholly-owned by K2 Family Partners L.P. The general partner of K2 Family Partners L.P. is K2 Family Partners GP, L.P., the general partner of which is K2 Family Partners GP, LLC; and (iii) 15,106,751 Class A ordinary shares held by K2 PARTNERS III LIMITED (of which 3,353,727 Class A ordinary shares were held in the form of the ADSs), a company incorporated in Hong Kong, which is wholly-owned by K2 Partners III L.P. The general partner of K2 Partners III L.P. is K2 Partners III GP, L.P., the general partner of which is K2 Partners III GP, LLC. KPartners Limited holds (i) 80% equity and voting power of K2 Evergreen Partners LLC; (ii) 51% equity and voting power of K2 Family Partners GP, LLC; and (iii) 51% equity and voting power of K2 Partners III GP, LLC. The registered address of the K2 entities is Room C, 20/F, Lucky Plaza, 315-321 Lockhart Road, Wanchai, Hong Kong.

(3)

Represents (i) 22,007,410 Class A ordinary shares held by DCM Ventures China Fund (DCM VIII), L.P. (of which 1,327,008 Class A ordinary shares were held in the form of the ADSs), an exempted limited partnership organized under the laws of the Cayman Islands; (ii) 1,820,446 Class A ordinary shares held by DCM VIII, L.P. (of which 109,770 Class A ordinary shares were held in the form of the ADSs), an exempted limited partnership organized under the laws of the Cayman Islands; and (iii) 542,233 Class A ordinary shares held by DCM Affiliates Fund VIII, L.P. (of which 32,694 Class A ordinary shares were held in the form of the ADSs), an exempted limited partnership organized under the laws of the Cayman Islands. The general partner of each of these DCM entities is DCM Investment Management VIII, L.P., the general partner of which is DCM International VIII, Ltd., which is ultimately controlled by Matthew C. Bonner, Andre G. Levi and Frank Lin, a director of our company, and each may be deemed to share voting and dispositive power over the shares held by the DCM entities. Each of the foregoing persons disclaims beneficial ownership of shares held by the DCM entities, except to the extent of any pecuniary interest therein. The registered address of the DCM entities is P.O. Box 268, Floor 4 Willow House, Cricket Square, Grand Cayman KY1-1104, Cayman Islands.

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

On June 11, 2024, our board of directors authorized a share repurchase program (the “2024 Share Repurchase Program”), under which we may repurchase up to US$20.0 million of the ADSs over the 12 months commencing on June 11, 2024. Pursuant to the 2024 Share Repurchase Program, a total of 1,661,232 ADSs representing 4,983,696 Class A ordinary Shares were repurchased for an aggregate consideration of US$3.6 million from June 11, 2024 to June 10, 2025.

On June 6, 2025, our board of directors authorized a share repurchase program (the “2025 Share Repurchase Program”), under which we may repurchase up to US$20.0 million of the ADSs for a purchase period beginning from June 11, 2025 and ending on June 30, 2026. As of October 21, 2025, a total of 512,157 ADSs representing 1,536,471 Class A ordinary Shares had been repurchased for an aggregate consideration of US$5.0 million under the 2025 Share Repurchase Program.

To the best of our knowledge, as of October 21, 2025, a total of 72,248,481 outstanding Class A ordinary shares were held by one record holder in the United States, which is Citibank N.A., the depositary of our ADS program, representing 44.3 % of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIEs and Its Shareholder

See “Item 4. Information on the Company—C. Organizational Structure—Our Historical Contractual Arrangements.”

Related Parties Transactions

In the fiscal years ended June 30, 2023, 2024 and 2025, we entered into certain material related party transactions as set forth below.

Marketing services to Beijing Baichuan. We provide marketing services to Beijing Baichuan to facilitate its customer acquisition efforts. Beijing Baichuan paid to us service fees based on the volume of customers acquired through our platforms. Beijing Baichuan is the subsidiary of Beijing ChangYou Star Network Technology Co., Ltd., which has been disposed of in March 2022 to an affiliate of our company controlled by the same group of shareholders as that of our company with the same share ownership structure as ours at that time. Since then, the transactions between Beijing Baichuan and us constitute related party transactions. For the fiscal years ended June 30, 2023, 2024 and 2025, we recorded a total of RMB147.9 million, RMB34.1 million and RMB0.1 million services fees from Beijing Baichuan as revenue. As of June 30, 2024 and 2025, the amount due from Beijing Baichuan in relation to such service fee was RMB4.5 million and nil, respectively. We have ceased the provision of marketing services to Beijing Baichuan since the first quarter of fiscal year 2025.

Sale of pop toy products and e-commerce platform operation services to Yuhuatongxing. We sell pop toys products and provide e-commerce platform operation services to Yuhuatongxing (Beijing) Cultural Development Co., Ltd. (“Yuhuatongxing”). For the fiscal year ended June 30, 2025, we recorded revenues of RMB1.1 million (US$0.2 million) for the sale of goods and RMB0.4 million (US$0.1 million) for providing e-commerce platform operation services to Yuhuatongxing, repsectively. As of June 30, 2025, the amount due from Yuhuatongxing in relation to the foresaid transactions was RMB1.4 million (US$0.2 million). We expect to continue to sell goods and provide services to Yuhuatongxing on commercially reasonable terms.

Brand and product promotion services from Yuhuatongxing. Yuhuatongxing provided brand and product promotion services to us. For the fiscal year ended June 30, 2025, we recorded operation expenses of RMB2.5 million (US$0.3 million) for the brand and products promotion services from Yuhuatongxing. As of June 30, 2025, the amount due to Yuhuatongxing in relation to such service fee was RMB2.6 million (US$0.4 million). We expect to continue to sell goods and provide services to Yuhuatongxing on commercially reasonable terms.

Acquisition of non-controlling equity interests from Shenzhen Haoduoxiaohuoban Venture Capital Service Partnership (Limited Partnership) (“Haoduoxiaohuoban”). In late June 2025, we acquired part of the equity interests of Shenzhen Letsvan from Haoduoxiaohuoban with a total consideration of RMB3.5 million (US$0.5 million). For the fiscal year ended June 30, 2025, a total of RMB2.8 million (US$0.4 million) was paid to Haoduoxiaohuoban. As of June 30, 2025, the outstanding pending balance to Haoduoxiaohuoban in connection with the acquisition of equity interests of Shenzhen Letsvan was RMB0.7 million (US$0.1 million), which was fully settled in July 2025.

In addition, we recorded loans to our associate in Thailand of RMB0.1 million in the fiscal year ended June 30, 2025. We also received capital contribution from the original shareholder of Shenzhen Letsvan of RMB0.5 million (US$0.1 million) in the fiscal year ended June 30, 2025. As of June 30, 2025, (1) the total amount due to related parties in connection with loans provided by us was RMB0.1 million, (2) a related party, the founder of Shenzhen Letsvan, provided guarantees for our short-term borrowings totaling RMB5.1 million (US$0.7 million).

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

QuantaSing Group Limited is a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our WFOEs. PRC regulations may restrict the ability of our WFOEs to pay dividends to us. In June 2024 and April 2025, Beijing Liangzizhige made a cash distribution of US$5.3 million and US$10.0 million, respectively, to Witty Digital Technology Limited, its holding company in Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

In October 2024, we announced the declaration and distribution of a special dividend (the “Special Dividend”) of US$0.067 per ordinary share (US$0.201 per American depositary share, or ADS). The dividend was in U.S. dollars and in cash, funded by surplus cash and to be paid out from the share premium account of our company. The dividends were paid to the holders of our ordinary shares and ADSs of record as of the close of business on October 30, 2024. The aggregate amount of dividend paid was approximately US$10.9 million, which was fully paid by November 2024.

To the extent that we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any number of Class B ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of (1) any sale, transfer, assignment or disposition of any Class B ordinary shares by the holder thereof to any person that is not Mr. Peng Li or his controlled entity, or (2) upon a change of ultimate beneficial ownership of any Class B ordinary share to any person that is not Mr. Peng Li or his controlled entity. In addition, all issued outstanding Class B ordinary shares will automatically convert into Class A ordinary shares upon the first to occur of: (1) the death or incapacity of Mr. Peng Li; (2) the date upon which Mr. Peng Li is no longer employed as our chief executive officer for cause; (3) if Mr. Peng Li was not employed as our chief executive officer for at least five years following the consummation of our initial public offering, the date when he is no longer employed as our chief executive officer; and (4) if Mr. Peng Li was employed as our chief executive officer for at least five years following the consummation of our initial public offering, the earlier of: (a) the date Mr. Peng Li ceases to be employed as our chief executive officer and ceases to be a member of our board of directors; and (b) if Mr. Peng Li continues to be a member of our board of directors, the second anniversary after Mr. Peng Li ceases to be employed as our chief executive officer without regard to whether he is a member of our board of directors on such second anniversary.

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

PRC Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations relating to tax in the PRC.”

U.S. Federal Income Taxation

The following discussion is a summary of material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the U.S. Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, and tax-exempt organizations (including private foundations)), investors who are subject to special tax accounting rules under Section 451(b) of the Code, investors who are not U.S. Holders, investors that own (directly, indirectly or constructively) ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or by value), investors that hold ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, investors that have a functional currency other than the U.S. dollar, investors who acquired ADSs or Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation and certain former citizens or long-term residents of the United States, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal non-income, state, local or non-U.S. tax considerations, the alternative minimum tax or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (b) that has otherwise elected to be treated as a “United States person” under the Code.

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

In addition, although the law in this regard is unclear, we treat our formerly affiliated entities as being owned by us for United States federal income tax purposes for periods prior to the VIE termination because, prior to the VIE termination, we controlled their management decisions and were entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their financial results in our consolidated financial statements for periods prior to the VIE termination.

Based on the market price of our ADSs and the composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our fiscal year ended June 30, 2025. However, because the determination of whether we are or will become a PFIC for any fiscal year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance regarding our PFIC status for any taxable year. Furthermore, the value and proper classification of certain of our assets for U.S. tax purposes is subject to uncertainty, which may affect our PFIC status for any taxable year. If it were determined that we were not the owner of the affiliated entities for U.S. federal income tax purposes, we may be more likely to be a PFIC for the fiscal years during which our VIE structure was in place. In addition, fluctuations in the market price of the ADSs may increase the risk that we continue to be a PFIC for subsequent fiscal years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other intangibles, may generally be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) that is readily tradable on an established securities market in the United States. The ADSs are currently listed on Nasdaq. We believe, but cannot assure you, that the ADSs are and will continue to be considered to be readily tradable on an established securities market in the United States. Since our Class A ordinary shares are not listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in future years. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose). U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

As discussed above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2025. With certain exceptions, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

Sale or other disposition of ADSs or Class A ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC resident enterprise under the EIT Law, gain from the disposition of the ADSs or Class A ordinary shares may be subject to tax in the PRC (see “—PRC Taxation”) and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the U.S.-PRC income tax treaty, such holder may be able to elect to treat such gain as PRC source income for foreign tax credit purposes under the U.S.-PRC income tax treaty. Pursuant to U.S. Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the U.S.-PRC income tax treaty or does not elect to apply the treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class A ordinary shares, including the availability of foreign tax credits under their particular circumstances, their eligibility for benefits under the U.S.-PRC income tax treaty, and the potential impact of the U.S. Treasury regulations.

As discussed above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2025. With certain exceptions, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

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

If a U.S. Holder owns the ADSs or Class A ordinary shares during any fiscal year that we are a PFIC, the U.S. Holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the potential reporting requirements that may apply and the U.S. federal income tax consequences of purchasing, holding, and disposing of the ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Our operating transactions are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. In addition, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, and the ADSs will be traded in U.S. dollars.

The value of Renminbi against U.S. dollars is subject to changes by the central government policies and to international economic and political developments, among other things. There is also no assurance that the Renminbi will not appreciate or depreciate significantly against the U.S. dollars in the future.

As of June 30, 2024 and 2025, our cash and cash equivalents, restricted cash and short-term investments denominated in Renminbi were RMB890.6 million and RMB873.0 million, respectively, accounting for 86.8% and 83.9% of our total cash and cash equivalents, restricted cash and short-term investments as of the same time, respectively.

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

Concentration risk

No customers individually represented greater than 10% of our total revenues for the fiscal years ended June 30, 2023, 2024 and 2025. There were four and three customers individually represented more than 10% of our net accounts receivables as of June 30, 2024 and 2025, respectively. One and one supplier individually represented more than 10% of our total costs and expenses for the fiscal years ended June 30, 2024 and 2025, respectively. There was no supplier which individually accounted for more than 10% of our total costs and expenses for the years ended June 30, 2023

Credit risk

Financial instruments that potentially expose us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and short-term investment. As of June 30, 2024 and 2025, more than 90% of our cash and cash equivalents and short-term investments were held in well-established financial institutions located in mainland China, Hong Kong, Singapore and the U.S., which our management considered to be of high credit quality.

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

For the period from the effective date of the Form F-1 to June 30, 2025, we had used proceeds of US$10.9 million for dividend distribution, US$19.1 million for shares repurchase, US$0.5 million for the investment on an unrelated private company, US$1.5 million for the acquisition and capital injection of Kelly’s education, US$3.4 million for general corporate purposes and working capital. As of June 30, 2025, we had used all the net proceeds we received from our initial public offering in 2023.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of June 30, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of June 30, 2025, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of June 30, 2025, due to the material weakness identified in our internal control over financial reporting as described below.

Our management has excluded Shenzhen Letsvan from its assessment of internal control over financial reporting as of June 30, 2025 because the acquisition of Shenzhen Letsvan was consummated on March 31, 2025. The total assets as of June 30, 2025 and total revenue for the period from the acquisition date through June 30, 2025 of Shenzhen Letsvan represented 10.9% and 2.5%, respectively, of our related consolidated financial statement amounts as of and for the year ended June 30, 2025.

Notwithstanding management’s assessment that our internal control over financial reporting was not effective as of June 30, 2025, due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects.

Our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company” as defined in the JOBS Act.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the fiscal years ended June 30, 2023, 2024 and 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

As a company with less than US$1.235 billion in revenue for the fiscal year ended June 30, 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

	For the fiscal year ended June 30,
	2024	2025
	(RMB in thousands)
Audit fees(1)	10,350	9,315
Tax fees(2)	—	—

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

(2)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.

Our audit committee (or a subcommittee designated by the audit committee) is responsible for pre-approving all audit and permitted non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 11, 2024, our board of directors authorized the 2024 Share Repurchase Program, under which we may repurchase up to US$20.0 million of the ADSs over the 12 months commencing on June 11, 2024. Repurchases under the 2024 Share Repurchase Program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The following table sets forth the details of the repurchases made in accordance with the 2024 Share Repurchase Program during the fiscal years ended June 30, 2024 and 2025.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of publicly announced plans or programs	Maximum dollar value of ADSs that may yet be purchased under the plans or programs
June 2024	1,512,549	2.2	1,512,549	16,699,907.4
July 2024	90,087	1.7	90,087	16,549,773.2
August 2024	15,130	1.7	15,130	16,524,792.9
September 2024	33,466	1.7	33,466	16,468,006.9
December 2024	10,000	3.0	10,000	16,438,337.6

On June 6, 2025, our board of directors authorized the 2025 Share Repurchase Program, under which we may repurchase up to US$20.0 million of the ADSs for a purchase period beginning from June 11, 2025 and ending on June 30, 2026. Repurchases under the 2025 Share Repurchase Program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The following table sets forth the details of the repurchases made in accordance with the 2025 Share Repurchase Program during the fiscal year ended June 30, 2025.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of publicly announced plans or programs	Maximum dollar value of ADSs that may yet be purchased under the plans or programs
June 2025	193,553	11.6	193,553	17,762,201.1

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 27, 2023)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
2.3	Deposit Agreement dated January 24, 2023, by and among the Registrant, the depositary and the owners and holders of American depositary shares issued thereunder (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 27, 2023)
2.4	Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated December 20, 2022 (incorporated herein by reference to Exhibit 4.4 to our registration statement on Form F-1 (file no. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
2.5*	Description of Securities
4.1	English translation of Exclusive Consultancy and Service Agreement among Beijing Liangzizhige Technology Co., Ltd. and Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021 (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.2	English translation of Equity Pledge Agreement among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021 (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.3	English translation of Exclusive Option Agreement among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021 (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.4	English translation of Voting Rights Proxy Agreement issued among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated as of May 20, 2021 (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.5	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.6	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.7	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.8	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.9	English translation of Exclusive Consultancy and Service Agreement among Beijing Chuangyuqizhi Technology Co., Ltd. and Beijing Zhixueduxing Technology Co., Ltd. dated May 8, 2024 (incorporated herein by reference to Exhibit 4.9 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on August 29, 2024)
4.10*	English translation of Equity Pledge Agreement among Beijing Chuangyuqizhi Technology Co., Ltd., Beijing Zhixueduxing Technology Co., Ltd. and the shareholder of Beijing Zhixueduxing Technology Co., Ltd. dated May 8, 2024
4.11	English translation of Exclusive Option Agreement among Beijing Chuangyuqizhi Technology Co., Ltd., Beijing Zhixueduxing Technology Co., Ltd. and the shareholder of Beijing Zhixueduxing Technology Co., Ltd. dated May 8, 2024 (incorporated herein by reference to Exhibit 4.11 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on August 29, 2024)
4.12*	English translation of Voting Rights Proxy Agreement issued among Beijing Chuangyuqizhi Technology Co., Ltd., Beijing Zhixueduxing Technology Co., Ltd. and the shareholder of Beijing Zhixueduxing Technology Co., Ltd. dated as of May 8, 2024
4.13*	English translation of Exclusive Consultancy and Service Agreement among Beijing Liangzizhige Technology Co., Ltd. and Beijing Chuangyuqizhi Co., Ltd. dated April 2, 2025
4.14*	English translation of Equity Pledge Agreement among Beijing Liangzizhige Technology Co., Ltd., Beijing Chuangyuqizhi Technology Co., Ltd. and the shareholder of Beijing Chuangyuqizhi Technology Co., Ltd. Dated April 2, 2025

4.15*	English translation of Exclusive Option Agreement among Beijing Liangzizhige Technology Co., Ltd., Beijing Chuangyuqizhi Technology Co., Ltd. and the shareholder of Beijing Chuangyuqizhi Technology Co., Ltd. dated April 2, 2025
4.16*	English translation of Voting Rights Proxy Agreement issued among Beijing Liangzizhige Technology Co., Ltd., Beijing Chuangyuqizhi Technology Co., Ltd. and the shareholder of Beijing Chuangyuqizhi Technology Co., Ltd. dated as of April 2, 2025
4.17*	English translation of Capital Increase Agreement among Shenzhen Yiqi Culture Co., Ltd., Mr. Huiyu Zhan and other shareholders of Shenzhen Yiqi Culture Co., Ltd., Shenzhen Chaowan World Information Technology Co., Ltd. and certain parties thereto dated as of March 21, 2025
4.18*	English translation of Shareholders’ Agreement among Shenzhen Yiqi Culture Co., Ltd., Mr. Huiyu Zhan and other shareholders of Shenzhen Yiqi Culture Co., Ltd., Shenzhen Chaowan World Information Technology Co., Ltd. and certain parties thereto dated as of March 21, 2025
4.19*	English translation of Equity Transfer Agreement among Shenzhen Yiqi Culture Co., Ltd., Mr. Huiyu Zhan and other shareholders of Shenzhen Yiqi Culture Co., Ltd., Shenzhen Chaowan World Information Technology Co., Ltd. and certain parties thereto dated as of March 21, 2025
4.20*	English translation of Debt-to-Equity Conversion Agreement among Shenzhen Yiqi Culture Co., Ltd., Mr. Huiyu Zhan and certain shareholders of Shenzhen Yiqi Culture Co., Ltd., and Shenzhen Chaowan World Information Technology Co., Ltd. dated as of March 21, 2025
4.21*	English translation of the Equity Transfer Agreement among QuantaSing Group Liminted, Shenzhen Yiqi Culture Co., Ltd., Mr. Huiyu Zhan and certain shareholders of Shenzhen Yiqi Culture Co., Ltd. dated July 31, 2025
4.22*	English translation of the VIE termination agreement among Beijing Liangzizhige Technology Co., Ltd., Beijing Chuangyuqizhi Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and their respective nominee shareholder dated as of September 30, 2025
4.23*	English translation of the Domestic Equity Transfer Agreement among the investor, Beijing Liangzizhige Technology Co., Ltd., Beijing Chuangyuqizhi Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and their respective nominee shareholder dated as of September 30, 2025
4.24*	English translation of the Overseas Equity Transfer Agreement among the investor, QuantaSing Group Limited, QuantaSing International Limited and Rare River Group Limited dated as of September 30, 2025
8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1	Code of business conduct and ethics (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 27, 2023)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of CM Law Firm
97	Compensation Recovery Policy (incorporated herein by reference to Exhibit 97 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on August 29, 2024)
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUANTASING GROUP LIMITED

By:	/s/ Peng Li
Name:	Peng Li
Title:	Chief Executive Officer

Date: October 31, 2025

QUANTASING GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of QuantaSing Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QuantaSing Group Limited and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

October 31, 2025

We have served as the Company’s auditor since 2021.

QUANTASING GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of June 30,
	Note	2024	2025	2025
		RMB	RMB	US$ Note 2(e)

ASSETS
Current assets:
Cash and cash equivalents		779,931	830,159	115,886
Restricted cash		160	21,065	2,941
Short-term investments	14	246,195	189,697	26,481
Accounts receivable, net	5	16,676	45,893	6,406
Amounts due from related parties	23	4,488	1,577	220
Inventory, net	6	6,345	21,461	2,996
Prepayments and other current assets	7	275,549	202,899	28,322
Total current assets		1,329,344	1,312,751	183,252

Non-current assets:
Property and equipment, net	8	6,569	11,292	1,576
Intangible assets, net	9	-	65,938	9,205
Long-term investments	15	9,010	59,066	8,245
Operating lease right-of-use assets	13	58,889	19,898	2,778
Deferred tax assets	16	847	-	-
Goodwill		-	187,598	26,188
Other non-current assets		21,360	4,976	695
Total non-current assets		96,675	348,768	48,687

TOTAL ASSETS		1,426,019	1,661,519	231,939

QUANTASING GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of June 30,
	Note	2024	2025	2025
		RMB	RMB	US$ Note 2(e)
LIABILITIES
Current liabilities:
Short-term Borrowings (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil as of both June 30, 2024 and 2025)	10	-	11,100	1,550
Accounts payables (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB61,888 and RMB29,390 as of June 30, 2024 and 2025, respectively)	11	62,066	48,694	6,797
Accrued expenses and other current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB151,918 and RMB83,819 as of June 30,2024 and 2025, respectively)	12	190,508	151,806	21,191
Amounts due to related parties (including amounts of the consolidated VIE without recourse to the primary beneficiary of nil as of both June 30, 2024 and 2025)	23	-	3,321	464
Income tax payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB9,642 and RMB21,992 as of June 30, 2024 and 2025, respectively)		20,399	31,440	4,389
Contract liabilities, current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB380,548 and RMB235,376 as of June 30, 2024 and 2025, respectively)		385,227	238,090	33,236
Advance from customers (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB159,806 and RMB109,013 as of June 30, 2024 and 2025, respectively)		162,257	113,134	15,793
Operating lease liabilities, current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB23,782 and RMB6,400 as of June 30, 2024 and 2025, respectively)	13	49,099	16,428	2,293
Total current liabilities		869,556	614,013	85,713

Non-current liabilities:
Contract liabilities, non-current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB11,365 and RMB35,485 as of June 30, 2024 and 2025, respectively)		11,365	35,485	4,954
Operating lease liabilities, non-current portion (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB6,317 and RMB2,076 as of June 30, 2024 and 2025, respectively)	13	16,989	7,016	979
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of nil and RMB29 as of June 30, 2024 and 2025, respectively)	16	11,625	72,042	10,057
Total non-current liabilities		39,979	114,543	15,990

TOTAL LIABILITIES		909,535	728,556	101,703

QUANTASING GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of June 30,
	Note	2024	2025	2025
		RMB	RMB	US$ Note 2(e)

Commitments and contingencies	24

MEZZANINE EQUITY
Non-controlling interests with liquidation preferences	19	-	40,999	5,723

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 430,000,000 shares authorized, 119,595,046 shares issued as of both June 30, 2024 and 2025, and 103,776,127 and 114,114,919 shares outstanding as of June 30, 2024 and June 30, 2025, respectively)	20	81	81	11
Class B ordinary shares (US$0.0001 par value;70,000,000 shares authorized, 49,859,049 shares issued and outstanding as of both June 30, 2024 and June 30, 2025)	20	34	34	5
Treasury stock	20	(109,257)	(49,054)	(6,848)
Additional paid-in capital		1,192,474	1,066,860	148,928
Accumulated other comprehensive income		17,313	16,507	2,304
Accumulative deficit		(584,161)	(225,431)	(31,469)
TOTAL QUANTASING GROUP LIMITED SHAREHOLDERS’ EQUITY		516,484	808,997	112,931
Non-controlling interests		-	82,967	11,582
TOTAL SHAREHOLDERS’ EQUITY		516,484	891,964	124,513

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY		1,426,019	1,661,519	231,939

The accompanying notes are an integral part of these consolidated financial statements.

QUANTASING GROUP LIMITED

Consolidated Statements of Operations and Comprehensive (Loss)/INCOME

(All amounts in thousands, except for share data and per share data, or otherwise noted)

		For the years ended June 30,
	Note	2023	2024	2025	2025
		RMB	RMB	RMB	US$ Note 2(e)

Revenues (including revenue from related parties of 147,921, RMB34,107 and RMB1,583 for the years ended June 30, 2023, 2024 and 2025, respectively)	2(w)	3,081,381	3,795,331	2,725,592	380,478
Cost of revenues		(391,498)	(550,310)	(503,733)	(70,318)
Gross profit		2,689,883	3,245,021	2,221,859	310,160
Operating expenses:
Sales and marketing expenses		(2,408,464)	(2,586,977)	(1,611,261)	(224,923)
Research and development expenses		(219,781)	(144,868)	(98,525)	(13,754)
General and administrative expenses		(175,246)	(125,765)	(115,172)	(16,077)
Impairment loss on long-lived assets		-	(2,652)	-	-
Impairment loss on goodwill		-	(7,389)	-	-
Total operating expenses		(2,803,491)	(2,867,651)	(1,824,958)	(254,754)
(Loss)/Income from operations		(113,608)	377,370	396,901	55,406
Other income:
Interest income		5,328	10,520	4,999	698
Remeasurement gain of previously held equity interests in connection with step acquisition		-	-	8,109	1,132
Others, net	17	21,313	28,965	59,478	8,303
(Loss)/Income before income tax expense		(86,967)	416,855	469,487	65,539
Income tax expense	16	(21,685)	(31,328)	(112,919)	(15,763)
Net (loss)/income		(108,652)	385,527	356,568	49,776
Net loss attributable to non-controlling interests		115	-	2,162	302
Net (loss)/income attributable to QuantaSing Group Limited		(108,537)	385,527	358,730	50,078
Accretion of the Company’s preferred shares		(22,379)	-	-	-
Net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited		(130,916)	385,527	358,730	50,078

Weighted average number of ordinary shares used in computing net (loss)/income per share
—Basic	22	103,948,398	164,998,649	161,291,663	161,291,663
—Diluted	22	103,948,398	170,045,651	165,196,242	165,196,242
Net (loss)/income per ordinary share attributable to QuantaSing Group Limited
—Basic	22	(1.26)	2.34	2.22	0.31
—Diluted	22	(1.26)	2.27	2.17	0.30

Comprehensive (loss)/income:
Net (loss)/income		(108,652)	385,527	356,568	49,776
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax		20,343	(4,869)	(806)	(113)
Total other comprehensive income/(loss)		20,343	(4,869)	(806)	(113)
Total comprehensive (loss)/income		(88,309)	380,658	355,762	49,663
Comprehensive loss attributable to non-controlling interests		115	-	2,162	302
Comprehensive (loss)/income attributable to QuantaSing Group Limited		(88,194)	380,658	357,924	49,965

The accompanying notes are an integral part of these consolidated financial statements.

QUANTASING GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share data and per share data, or otherwise noted)

		Attributable to the owners of QuantaSing Group Limited
		Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Non-controlling	Total
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	interests	equity
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of July 1, 2022		4,783,589	3	49,859,049	29	-	-	69,934	1,839	(861,151)	-	(789,346)
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	20	9,750,000	7	-	-	-	-	235,455	-	-	-	235,462
Issuance of ordinary shares upon exercise of underwriters’ over-allotment option	20	382,188	-	-	-	-	-	9,984	-	-	-	9,984
Automatic conversion of preferred shares into ordinary shares upon IPO		100,843,631	68	-	-	-	-	686,471	-	-	-	686,539
Vesting of restricted shares	18	-	-	-	5	-	-	(5)	-	-	-	-
Share-based compensation	18	-	-	-	-	-	-	191,632	-	-	-	191,632
Accretion of the Company’s preferred shares		-	-	-	-	-	-	(22,379)	-	-	-	(22,379)
Capital contribution from non-controlling interests		-	-	-	-	-	-	-	-	-	2,250	2,250
Net loss		-	-	-	-	-	-	-	-	(108,537)	(115)	(108,652)
Currency translation differences		-	-	-	-	-	-	-	20,343	-	-	20,343
Balance as of June 30, 2023		115,759,408	78	49,859,049	34	-	-	1,171,092	22,182	(969,688)	2,135	225,833

Balance as of June 30, 2023		115,759,408	78	49,859,049	34	-	-	1,171,092	22,182	(969,688)	2,135	225,833
Issuance of ordinary shares for share incentive plan	20	3,835,647	3	-	-	(3,835,647)	(3)	-	-	-	-	-
Cancellation of ordinary shares	20	(9)	-	-	-	-	-	-	-	-	-	-
Repurchase of American depositary shares (“ADSs”)	20	-	-	-	-	(13,836,078)	(118,498)	-	-	-	-	(118,498)
Exercise of share options	18	-	-	-	-	1,852,806	9,244	(6,260)	-	-	-	2,984
Share-based compensation	18	-	-	-	-	-	-	27,757	-	-	-	27,757
Disposal of non-controlling interests		-	-	-	-	-	-	(115)	-	-	(2,135)	(2,250)
Net income		-	-	-	-	-	-	-	-	385,527	-	385,527
Currency translation differences		-	-	-	-	-	-	-	(4,869)	-	-	(4,869)
Balance as of June 30, 2024		119,595,046	81	49,859,049	34	(15,818,919)	(109,257)	1,192,474	17,313	(584,161)	-	516,484

QUANTASING GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

		Attributable to the owners of QuantaSing Group Limited
		Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Non-controlling	Total
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	interests	equity
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2024		119,595,046	81	49,859,049	34	(15,818,919)	(109,257)	1,192,474	17,313	(584,161)	-	516,484
Repurchase of ADSs	20	-	-	-	-	(1,026,708)	(17,986)	-	-	-	-	(17,986)
Exercise of share options	18	-	-	-	-	11,365,500	78,189	(66,796)	-	-	-	11,393
Share-based compensation	18	-	-	-	-	-	-	19,293	-	-	-	19,293
Acquisition of subsidiary with non-controlling interests	3	-	-	-	-	-	-	-	-	-	93,041	93,041
Capital contribution from non-controlling interests		-	-	-	-	-	-	-	-	-	713	713
Acquisition of noncontrolling interest	18	-	-	-		-	-	-	-	-	(8,625)	(8,625)
Declaration of cash dividends	21	-	-	-	-	-	-	(78,111)	-	-	-	(78,111)
Net income		-	-	-	-	-	-	-	-	358,730	(2,162)	356,568
Currency translation differences		-	-	-	-	-	-	-	(806)	-	-	(806)
Balance as of June 30, 2025		119,595,046	81	49,859,049	34	(5,480,127)	(49,054)	1,066,860	16,507	(225,431)	82,967	891,964

The accompanying notes are an integral part of these consolidated financial statements.

QUANTASING GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB in thousands, except for share data and per share data, or otherwise noted)

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 2(e)

Cash flows from operating activities:
Net (loss)/income	(108,652)	385,527	356,568	49,776
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Fair value changes of short-term investments	(40)	(2,446)	(5,324)	(743)
(Reversal)/provision of allowance for expected credit losses	(46)	(48)	1,249	174
Inventory obsolescence impairment	-	-	10,407	1,453
Purchase commitment loss	-	-	4,007	559
Depreciation of property and equipment	3,714	4,546	5,509	769
Amortization of intangible assets	-	468	3,041	425
Impairment loss on long-lived assets and goodwill	-	10,041	-	-
Loss on disposal of property, equipment and intangible assets	-	10	379	53
Share of profit from equity method investments, net of income tax	-	(2)	(1,388)	(194)
Remeasurement gain of previously held equity interests in connection with step acquisition	-	-	(8,109)	(1,132)
Fair value changes of long-term investments	-	-	(24,863)	(3,471)
Realized gains from short-term investments	(9,195)	(16,004)	(18,750)	(2,617)
Share-based compensation	191,632	27,757	20,501	2,861
Deferred income tax (benefit)/expense	(2,084)	12,862	44,264	6,179
Changes in operating assets and liabilities:
Accounts receivable	(10,268)	(4,377)	(6,434)	(898)
Amounts due from related parties	(6,108)	24,628	3,400	475
Prepayments and other current assets	(21,121)	(67,624)	36,261	5,061
Operating lease right-of-use assets	(60,092)	25,286	41,375	5,776
Accounts payables	16,916	(28)	(26,559)	(3,707)
Accrued expenses and other current liabilities	62,370	14,109	(51,560)	(7,197)
Amounts due to related parties	-	-	2,621	366
Income tax payable	1,496	11,605	11,039	1,541
Contract liabilities	123,622	(124,603)	(123,017)	(17,173)
Advance from customers	(6,692)	15,415	(50,694)	(7,077)
Operating lease liabilities, current portion	24,761	7,858	(33,709)	(4,706)
Operating lease liabilities, non-current portion	46,274	(35,851)	(11,128)	(1,553)
Inventory, net	-	(6,345)	(11,845)	(1,653)
Other non-current assets	(10,866)	(64)	16,645	2,324
Net cash provided by operating activities	235,621	282,720	183,886	25,671

QUANTASING GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(RMB in thousands, except for share data and per share data, or otherwise noted)

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 2(e)

Cash flows from investing activities:
Purchase of short-term investments	(2,891,452)	(5,162,236)	(5,870,907)	(819,547)
Proceeds from short-term investments	2,863,828	5,025,644	6,009,635	838,913
Purchase of one equity method investment that subsequently became the subsidiary of the Group	-	-	(35,000)	(4,886)
Purchase of other long-term investments	-	(6,563)	(20,000)	(2,792)
Purchase of property and equipment	(5,756)	(3,639)	(3,096)	(432)
Purchase of intangible assets	-	-	(65)	(9)
Investment income from short-term investments	9,195	16,004	19,949	2,785
Cash paid for business combination, net of cash and cash equivalents acquired	-	(1,998)	(106,822)	(14,912)
Collection of consideration from prior year disposal of subsidiaries	2,000	-	-	-
Disposal of property and equipment	-	4	-	-
Loan provided to related parties	(2,243)	-	(113)	(16)
Loan repaid by related parties	24,629	-	-	-
Net cash provided/ (used in) by investing activities	201	(132,784)	(6,419)	(896)

Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares upon the completion of IPO (net of RMB15,917 issuance costs paid)	235,462	-	-	-
Proceeds from issuance of ordinary shares upon exercise of underwriters’ over-allotment option	9,984	-	-	-
Proceeds from noncontrolling interests	2,250	-	713	100
Acquisition of noncontrolling interest of subsidiaries	-	(2,250)	(7,867)	(1,098)
Repurchase of ADSs	-	(130,409)	(25,771)	(3,597)
Proceeds from exercise of share options	-	2,467	7,696	1,074
Dividends paid to shareholders of the Company	-	-	(78,111)	(10,904)
Repayment of short-term borrowings	-	-	(3,400)	(475)
Other cash received relating to financing activities	-	-	1,113	155
Net cash provided by/ (used in) financing activities	247,696	(130,192)	(105,627)	(14,745)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,336	(3,934)	(707)	(99)
Net increase in cash, cash equivalents and restricted cash	497,854	15,810	71,133	9,931
Cash and cash equivalents at beginning of the year	266,427	764,281	780,091	108,896
Including:
Cash and cash equivalents at beginning of the year	266,427	764,281	779,931	108,874
Restricted cash at beginning of the year	-	-	160	22
Cash, cash equivalents and restricted cash at end of the year	764,281	780,091	851,224	118,827
Including:
Cash and cash equivalents at end of the year	764,281	779,931	830,159	115,886
Restricted cash at end of the year	-	160	21,065	2,941
Supplemental disclosure of cash flow information
Cash paid for income tax	(22,273)	(6,861)	(57,614)	(8,043)
Cash paid for interest	-	-	(47)	(7)
Non-cash investing and financing activities
Changes in payables for purchase of property and equipment	198	(198)	-	-
Accretion of the Company’s preferred shares	(22,379)	-	-	-
Purchase of long-term investments with non-cash service consideration	-	(2,445)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

QUANTASING GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities

(a)	Nature of operations

QuantaSing Group Limited (the “Company” or “QuantaSing”) was incorporated in the Cayman Islands on February 9, 2022 as an exempted company with limited liability. The Company, its subsidiaries, the consolidated variable interest entities (the “VIEs”) and the VIEs’ subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the operation of an online platform to provide individual online learning services to the individual learners and enterprise services to financial intermediary enterprises and small-to-medium entities, as well as provision of wellness products in the People’s Republic of China (the “PRC”, references to “PRC” are to the People’s Republic of China, excluding, for the purposes of the financial statements only, Taiwan, Hong Kong and Macau). On March 31, 2025, the Group completed an acquisition of 61.05% equity interest in Shenzhen Yiqi Culture Co., Ltd. (“Shenzhen Letsvan”) and started pop toy business (Note 3). Subsequent to the acquisition of Shenzhen Letsvan until June 30, 2025, the Group further acquired approximately 2.5% equity interests in Shenzhen Letsvan from Shenzhen Letsvan’s non-controlling shareholders (Note 18(c)).

As of June 30, 2025, the Company’s major subsidiaries, the VIEs and VIEs’ subsidiaries are as follows:

	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities

Wholly owned subsidiaries (offshore):
Hundreds of Mountains Limited	March 22, 2021	The BVI	100%	Investment holding
Witty Digital Technology Limited	March 29, 2021	Hong Kong	100%	Technical consulting and related service
CreaVerse Group Limited	February 6, 2024	Cayman Islands	100%	Investment holding
CreaVerse Group (BVI) Limited	February 8, 2024	The BVI	100%	Investment holding
CreaVerse Technology (Singapore) Pte. Limited	February 26, 2024	Singapore	100%	Investment holding
CreaVerse Technology (HK) Limited	March 11, 2024	Hong Kong	100%	Investment holding
Wholly owned subsidiaries (onshore):
Beijing Liangzizhige Technology Co., Ltd. (the “WFOE”)	March 19, 2021	The PRC	100%	Technical consulting and related service
Shenzhen Chaowan World Information Technology Co., Ltd.	December 24, 2024	The PRC	100%	Pop toy business
Shenzhen Yiqi Culture Co., Ltd.	November 23, 2020	The PRC	63.5%	Pop toy business

VIEs:
Feierlai (Beijing) Technology Co., Ltd. (“Beijing Feierlai”, or the “VIE 1”)	July 27, 2016	The PRC	100%*	Online learning services
Beijing Chuangyuqizhi Technology Co., Ltd. (“Beijing Chuangyuqizhi”, or the “VIE 2”)	April 26, 2024	The PRC	100%*	Technical consulting and related service
VIEs’ subsidiaries:
Beijing Shijiwanhe Information Consultancy Co., Ltd.	August 28, 2019	The PRC	100%*	Online learning services
Beijing Denggaoerge Network Technology Co., Ltd.	December 24, 2020	The PRC	100%*	Online learning services
Mingde Jianyou (Beijing) Technology Co., Ltd.	October 19, 2023	The PRC	100%*	Consumer business

*	The WFOE is the primary beneficiary and consolidate 100% of the VIEs (including their subsidiaries).

1.	Organization and principal activities (Continued)

(b)	Intra-Group Equity Transaction

During the year ended June 30, 2024, for the purpose of business expansion and diversification strategies, the Group undertook corporate restructuring, involving: (i) the equity transfer of Qiniuyouxuan (Beijing) Technology Co., Ltd. from VIE 1 to Beijing Ziranzhilu Liquor Industry Co., Ltd., executed through a two-step procedure; (ii) accompanied by the equity transfer of Beijing Zhixueduxing Technology Co., Ltd. (“Beijing Zhixueduxing”) from VIE 1 to Shenzhen Erwan Education Technology Co., Ltd. (“Shenzhen Erwan”), a series of contractual arrangements were entered into by and among Beijing Chuangyuqizhi, Beijing Zhixueduxing and its nominee shareholder, Shenzhen Erwan , enabling Beijing Chuangyuqizhi to consolidate Beijing Zhixueduxing.

During the year ended June 30, 2025, the Group undertook a series of equity restructuring initiatives to streamline its corporate ownership structure, included: (i) pursuant to the exercise of the exclusive option under the aforesaid contractual arrangements by Beijing Chuangyuqizhi, Shenzhen Erwan transferred all of the equity interests in Beijing Zhixueduxing to Beijing Denggaoerge Network Technology Co., Ltd. (“Beijing Denggaoerge”); (ii) accompanied by the equity transfer of Beijing Chuangyuqizhi, or the VIE 2, to its current legal shareholder (the same shareholder as VIE1), WFOE, VIE 2 and its current legal shareholder entered into a similar series of contractual arrangements in April 2025, enabling WFOE to consolidate VIE 2; and (iii) VIE 1 subsequently entered into share transfer agreements with VIE 2 to transfer its equity interests in certain subsidiaries to VIE 2, including Beijing Denggaoerge. As a result of the foregoing adjustments, the Group operated the individual online learning business and certain consumer and other business through the VIE 1 and the VIE 2, and their respective subsidiaries.

The changes in the VIE structure did not have an impact on the Company’s control over and consolidation of Beijing Zhixueduxing and Beijing Chuangyuqizhi.

(c)	Variable interest entity

(1)	Summary of the VIE contractual arrangements (the “VIE Contractual Agreements”)

The Company’s subsidiary Beijing Liangzizhige Technology Co., Ltd., or the WFOE has entered into a series of contractual arrangements with the VIE 1 and its shareholder, Shenzhen Erwan, an entity controlled by the Founder, which were effective in May 2021. Beijing Chuangyuqizhi, has entered into a similar series of contractual arrangements with Beijing Zhixueduxing and its nominee shareholder, Shenzhen Erwan, which were effective in May 2024. Pursuant to the exercise of the exclusive option under the contractual arrangements, Shenzhen Erwan transferred all of the equity interests in Beijing Zhixueduxing to Beijing Denggaoerge in March 2025. In addition, WFOE, has entered into a similar series of contractual arrangements with the VIE 2 and its shareholder, Shenzhen Erwan, which were effective in April 2025. These contractual agreements are collectively referred to as the VIE Contractual Agreements.

The VIE Contractual Arrangements provide the WFOE (and the Group) with a “controlling financial interest” in the VIEs, as defined in FASB ASC 810, making the Company the primary beneficiary of the VIEs. As such, the Company consolidates the VIEs and their subsidiaries. Through the VIE Contractual Agreements, the Company controls and receives substantially all of the economic benefits and residual returns of the VIEs and their subsidiaries.

1.	Organization and principal activities (Continued)

(c)	Variable interest entity (Continued)

Voting Rights Proxy Agreements

Pursuant to the voting rights proxy agreements entered into by and among the WFOE, the VIEs and their shareholder, the shareholder of the VIEs irrevocably appointed and authorized the WFOE or its designee(s) to act on its behalf as exclusive agent and attorney, to the extent permitted by PRC law, with respect to all matters concerning all equity interests held by such shareholder in the VIEs, including but not limited to the power to (1) attend shareholders’ meetings, (2) exercise all shareholder’s rights and shareholder’s voting rights that it is entitled under relevant PRC laws and regulations and the articles of association of the VIEs, including but not limited to the right to sell, transfer, pledge of all the equity interests held in part or in whole, and (3) designate and appoint on its behalf the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIEs. The voting rights proxy agreements are irrevocable and continuously effective from the execution date until the entire equity interests in the VIEs have been transferred to the WFOE or its designee pursuant to the exclusive option agreement or unless otherwise agreed to with written consent by all parties.

Exclusive consultancy and service agreements

Pursuant to the exclusive consultancy and service agreements entered into by and between the WFOE and the VIEs, the WFOE has the exclusive right, during the term of the exclusive consultancy and service agreements, to provide or designate its affiliates to provide complete business support and technical and consulting services to the VIEs. In exchange, the VIEs shall pay the WFOE in an amount equals to the VIEs’ revenues minus any turnover tax, total costs incurred by the VIEs, any provisions for statutory reserves and retained earnings, which should be paid on a quarterly basis. The retained earnings should be zero unless the WFOE agrees in writing for any other amount. The WFOE shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreements. The exclusive consultancy and service agreements shall remain effective for ten years from the execution date and shall be extended for another ten years unless confirmed otherwise in writing by the WFOE within three months prior to the expiration date.

1.	Organization and principal activities (Continued)

(c)	Variable interest entity (Continued)

Exclusive option agreements

Under the exclusive option agreements entered into by and between the WFOE, the VIEs and their shareholder, the shareholder of the VIEs irrevocably granted the WFOE an exclusive right to purchase, or designate any third-party to purchase, all of its equity interests in the VIEs at any time in part or in whole at the sole and absolute discretion of the WFOE to the extent permitted by PRC law and at a purchase price equal to the lowest price permitted by the then-applicable PRC law and regulations at the time of exercise of the options. The shareholder of the VIEs shall give all considerations they received within 10 days from the exercise of the options to the WFOE or its designee(s) in a legally compliant manner. Without the prior written consent of the WFOE, the VIEs and/or their shareholder shall not, among others (1) transfer or otherwise dispose of any equity, assets or business of the VIEs, or create any pledge or encumbrance on any equity, assets or business of the VIEs, (2) increase or decrease the VIEs’ registered capital or change their structure of registered capital, (3) sell, transfer, mortgage, or dispose of in any other manner outside of ordinary course of business any assets of the VIEs or any legal or beneficial interests in the material business or revenues of the VIEs, or allow any encumbrances thereon of any security interests, (4) enter into any major contracts or terminate any material contracts to which the VIEs are one of the parties, or enter into any other contract that may result in any conflicts with the VIEs’ existing materials contacts, (5) carry out any transactions that may substantially affect the VIEs’ assets, business operations, shareholding structure, or equity investment in third-party entities, (6) appointment or replacement of any director, supervisor, or any management who could be appointed or dismissed by shareholder of the VIEs, (7) declare or distribute dividends, (8) dissolute or liquate or terminate the VIEs, (9) amend the VIEs’ articles of association, or (10) allow the VIEs to incur any borrowings or loans. These agreements shall remain in effect until all equity interests in the VIEs have been transferred to the WFOE and/or its designee(s) pursuant to these agreements.

Equity pledge agreements

Under the equity pledge agreements entered into by and among the WFOE, the VIEs and their shareholder, the shareholder of the VIEs agrees to pledge all of its equity interests in the VIEs to the WFOE as security for performance of the respective obligations of the VIEs and their shareholder hereunder and under the exclusive option agreements, the voting rights proxy agreements and the exclusive consultancy and service agreements, and for payment of all the losses and losses of anticipated profits suffered by the WFOE as a result of the VIEs or their shareholder’s defaults. If any of the VIEs or their shareholder breach their contractual obligations, such WFOE, as the pledgee, may, upon issuing written notice, exercise certain remedy measures, including but not limited to being paid in priority with all pledged equity interests based on monetary evaluation or from the proceeds from auction or sale. The shareholder of the VIEs agrees that, without the WFOE’s prior written consent, the shareholder of the VIEs shall not transfer the pledged equity interests or place or permit the existence of any security interests or other encumbrances over the pledged equity interest. The WFOE may assign all or any of its rights and obligations under the share pledge agreements to its designee(s) at any time. The equity pledge agreements pledge will become effective on the date thereof and will remain in effect until the fulfillment of all the obligations hereunder and under the exclusive option agreements, the voting rights proxy agreements and the exclusive consultancy and service agreements and the full payment of all the losses and losses of anticipated profits suffered by the relevant WFOE as a result the VIEs or their shareholder’s default.

1.	Organization and principal activities (Continued)

(c)	Variable interest entity (Continued)

(2)	Risks in relation to the VIE structures

The Group’s business is conducted through the VIEs (including their subsidiaries) of the Group, of which the Company is the ultimate primary beneficiary. The Company has concluded that (i) the ownership structure of the VIEs and WFOE under the contractual arrangements are not in violation of any applicable PRC laws or regulations currently in effect and (ii) the Contractual Agreements between the WFOE, the VIEs and their shareholder governed by PRC laws and regulations were valid, binding, and enforceable and the historical contractual arrangements will not result in any violation of applicable PRC laws and regulations then in effect. However, there are substantial uncertainties regarding the interpretation and application of current PRC laws and regulations and it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the Company or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, and the Group could be subject to severe penalties.

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

In addition, if the Group’s corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

●	revoke the relevant business and/or operating licenses;

●	discontinue or restrict any related-party transactions between the Company and its subsidiaries and the VIEs (if any);

●	impose fines and penalties, confiscate the income that deemed to be obtained through illegal operations, or impose additional operational requirements which the Company and its subsidiaries or the VIEs may not be able to comply with;

●	restrict or prohibit the Group’s use of the proceeds of the initial public offering in January 2023 to finance the business and operations of the WFOE in China, particularly the expansion of the Group’s business through strategic acquisitions;

●	restrict the use of financing sources by the Company and its subsidiaries or the VIEs or otherwise restrict the Group’s or VIEs’ ability to conduct business; and

●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

1.	Organization and principal activities (Continued)

(c)	Variable interest entity (Continued)

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIEs. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore the Company can make no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect, and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, it may lead to changes in PRC laws, regulations, and policies or in the interpretation and application of existing laws, regulations, and policies, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the shareholders of the VIEs fail to perform their obligations under those arrangements. In addition, shareholders of the VIEs are PRC holding entities beneficially owned by the Founder, chairman of the board of directors and chief executive officer of the Company. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIEs depend on shareholder enforcing the contracts. There is a risk that shareholders of VIEs, who in some cases are also shareholders of the Company may have conflict of interests with the Company in the future or fails to perform their contractual obligations. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

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

In accordance with VIEs Contractual Agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as the ultimate primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the paid-in capital of the VIEs amounting to approximately nil as of both June 30, 2024 and 2025, as well as certain non-distributable statutory reserves amounting to approximately RMB9,387 and RMB17,088 as of June 30, 2024 and 2025, respectively. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain business in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

1.	Organization and principal activities (Continued)

(c)	Variable interest entity (Continued)

The VIEs holds assets with no carrying value in the consolidated balance sheet that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIEs include self-developed App named QiNiu, QianChi and JiangZhen, self-developed courses.

The following consolidated financial information of the VIEs after the elimination of inter-company transactions between the VIEs and the subsidiaries of the VIEs was included in the accompanying consolidated financial statements of the Group as follows:

	As of June 30,
	2024	2025
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	311,071	350,288
Restricted cash	-	241
Accounts receivable, net	16,083	16,324
Amounts due from related parties	4,488	-
Amounts due from intra-Group companies	149,820	174,849
Inventory, net	6	3,210
Prepayments and other current assets	180,818	120,341
Total current assets	662,286	665,253
Property and equipment, net	1,330	748
Operating lease right-of-use assets	26,848	6,526
Deferred tax assets	847	-
Other non-current assets	10,945	3,501
Total non-current assets	39,970	10,775
TOTAL ASSETS	702,256	676,028
Accounts payables	61,888	29,390
Accrued expenses and other current liabilities	151,918	83,819
Amounts due to intra-Group companies	32,714	163,763
Income tax payable	9,642	21,992
Contract liabilities, current portion	380,548	235,376
Advance from customers	159,806	109,013
Operating lease liabilities, current portion	23,782	6,400
Total current liabilities	820,298	649,753
Contract liabilities, non-current portion	11,365	35,485
Operating lease liabilities, non-current portion	6,317	2,076
Deferred tax liabilities	-	29
Total non-current liabilities	17,682	37,590
TOTAL LIABILITIES	837,980	687,343

1.	Organization and principal activities (Continued)

(c)	Variable interest entity (Continued)

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB

Revenues:
- earned from third-party customers	2,933,413	3,752,463	2,646,425
- earned from a related party	147,921	34,107	80
Total revenues	3,081,334	3,786,570	2,646,505

Cost of revenues and operating expenses
- arising from non-intra-Group transactions	(2,701,287)	(3,052,384)	(1,922,440)
- arising from the intra-Group technical consulting and related service under VIE Contractual Agreements	(392,174)	(673,373)	(582,816)
Total cost of revenues and operating expenses	(3,093,461)	(3,725,757)	(2,505,256)

Net (loss)/income	(15,092)	69,773	124,212

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB

Cash flows from operating activities:
Net cash provided by transactions with third parties	548,728	644,984	543,230
Net cash used in transactions with intra-Group companies related to technical consulting and related service under VIE Contractual Agreements	(415,703)	(713,732)	(612,743)
Net cash used in other transactions with intra-Group companies	-	-	(4,907)
Net cash provided by/ (used in) operating activities	133,025	(68,748)	(74,420)

Cash flows from investing activities:
Net cash provided by/ (used in) transactions with third parties	9,786	56,305	6,604
Net cash provided by transactions with related parties	24,386	-	-
Net cash provided by/ (used in) transactions with intra-Group companies	155,960	(141,984)	(25,029)
Net cash provided by/ (used in) investing activities	190,132	(85,679)	(18,425)

Cash flows from financing activities:
Net cash (used in)/provided by transactions with third parties	(1,530)	(2,250)	1,312
Net cash provided by transactions with intra-Group companies	17,000	45,672	130,991
Net cash provided by financing activities	15,470	43,422	132,303

2.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Change in segment

Subsequent to the acquisition of Shenzhen Letsvan (Note 3), a new reportable segment “pop toy business” was identified by the Group, resulting in three reportable segments: 1) learning service and others, 2) consumer business, and 3) pop toy business. Prior period segment results have been recast to conform to the current presentation. See Note 25 “Segment Information” for additional information.

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

Accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition based on the estimated average learning period of the learners, estimate of refund liabilities, recognition of breakage revenue from inactive learners, variable consideration in revenue recognition, provision of credit losses of receivables, inventory write down, fair value of short-term investments and long term investments, initial measurement of leases, depreciation and amortization of long-lived assets, impairment of goodwill and long-lived assets, valuation of intangible assets and remeasurement of previously-held investments in connection with the business combination transaction, the valuation allowance of deferred tax assets, withholding tax on undistributed earnings, fair value of non-controlling interests, as well as the valuation and recognition of share-based compensation arrangements. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

2.	Summary of significant accounting policies (Continued)

(d)	Foreign currency translation

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

The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income/(loss) in the consolidated statement of changes in shareholders’ equity and a component of other comprehensive income/(loss) in the consolidated statement of operations and comprehensive (loss)/income.

(e)	Convenience translation

Translations of the consolidated balance sheet, the consolidated statement of operations and comprehensive (loss)/income and the consolidated statement of cash flows from RMB into US$ as of and for the year ended June 30, 2025 are solely for the convenience of the readers and have been calculated at the rate of US$1.00=RMB7.1636, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate on June 30, 2025, or at any other rate.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

(g)	Restricted cash

Cash that is legally or contractually restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. In accordance with Accounting Standards Codification (“ASC”) 230, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the consolidated statements of cash flows.

2.	Summary of significant accounting policies (Continued)

(h)	Accounts receivable

Accounts receivable is recorded at the invoiced amount and do not bear interest. Accounts receivable mainly represent marketing service fees receivable from financial intermediary enterprises and trade receivable from customers for goods sold.

The Group’s other receivables which were recorded as a component of the prepaid expenses and other current assets and other non-current assets are within the scope of ASC Topic 326.

To estimate expected credit losses, in accordance with ASC Topic 326, the Group has identified the relevant risk characteristics of its customers and the counterparties and the related accounts receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances. The allowance for credit losses and corresponding receivables is written off when they are determined to be uncollectible.

(i)	Inventories, net

Inventories, mainly consisting of products available for sale and raw materials, are recorded at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable selling cost. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in cost of revenues in the consolidated statements of operations and comprehensive (loss)/income. The Group recorded RMB nil, RMB nil and RMB10,407 inventory obsolescence impairment and RMB nil, RMB nil and RMB4,007 purchase commitment loss for the years ended June 30, 2023, 2024 and 2025, respectively.

(j)	Fair value measurement

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

2.	Summary of significant accounting policies (Continued)

(j)	Fair value measurement (Continued)

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other receivables, accounts payables, and accrued expenses and other current liabilities approximates their fair values because of their short-term nature. Operating lease liabilities are measured at amortized cost using discounted rates reflected time value of money, thus the carrying amount approximates its fair value. The Group’s short-term investments mainly consisted of wealth management products which contain variable returns, and are measured at fair value (Note 2(k)). For investments in preferred shares that provide the Group redemption rights, the Group elected the fair value option in accordance with ASC Topic 825 (Note 2(p)).

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

(k)	Short-term investments

Short-term investments include (i) wealth management products with variable interest rates or principal non-guaranteed issued by certain financial institutions; (ii) investment in private fund with variable returns which is redeemable on demand after certain lock-up period; (iii) investment in structured notes with principal not protected and with variable returns referenced to performance of underlying assets issued by financial institutions; (iv) investment in equity securities of publicly listed companies for which the Group does not have significant influence. In accordance with ASC 825, Financial Instruments, for financial products with variable returns referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. Investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. Changes in the fair value of these investments are reflected in the consolidated statements of operations and comprehensive (loss)/income as investment income and included in “Others, net”.

(l)	Prepayments and other current assets

Prepayments and other current assets mainly consist of prepayments for promotion fees and other service fees, prepaid input value-added tax, deposits, and receivables from third party payment platforms (see Note 7). Prepayments and other current assets are stated at the historical carrying amount net of the allowance for credit losses. The Group reviews other assets on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. Other assets are written off when they are determined to be uncollectible.

2.	Summary of significant accounting policies (Continued)

(m)	Property and equipment, net

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

Category	Estimated useful life

Leasehold improvement	Shorter of the lease term or estimated economic life
Computer and electronic equipment	3 years
Molds	3-5 years
Furniture	3-5 years
Motor vehicles	4 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included in the consolidated statements of operations and comprehensive (loss)/income.

(n)	Intangible assets

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either “contractual-legal” or “separability” criterion Intangible assets arising from business combination are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based on either an accelerated method that reflects the pattern in which economic benefits of the intangible assets are consumed if that pattern can be reliably determined and results in higher amortization in the earlier years of the assets’ useful life, or using a straight-line method as follows:

Category	Estimated useful life

Software	1 year to 2 years
Brand name	5 years
Intellectual property rights (“IP Rights”)	10 years
Licensed intellectual properties (“Licensed IPs”)	2-10 years
Channel relationship	3 years

Separately identifiable amortizable intangible assets and other long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

2.	Summary of significant accounting policies (Continued)

(o)	Goodwill

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

Based on the results of the quantitative goodwill impairment test, a full impairment charge in goodwill of RMB7,389 was recorded in the consolidated statements of operations and comprehensive (loss)/income for the year ended June 30, 2024. After the impairment provision, the carrying value of goodwill was reduced to nil as of June 30, 2024.

(p)	Long-term investments

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

Investments accounted for using the equity method

Investments in common stock or in-substance common stock and limited-partnership investments in entities over which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investment for its share of the income or losses of the investee and reports the recognized income or losses in the consolidated statements of comprehensive income/(loss). When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee. The Group’s share of the income or losses of an investee is based on the shares of common stock and in-substance common stock held by the Group.

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

2.	Summary of significant accounting policies (Continued)

(q)	Impairment of long-lived assets other than goodwill and indefinite-lived intangible assets

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

During the year ended June 30, 2024, the Group recorded long-lived assets impairment of RMB2,652 related to the amortizable intangible assets.

(r)	Operating Lease

The Group accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements.

The Group has operating leases primarily for office space and storage of goods. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset. The Group elects not to apply the recognition requirements of ASC 842 to short-term leases. Variable lease payments are the payments made by a lessee to a lessor for the right to use an underlying asset that vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time. Variable lease payments are recorded in the period in which the obligation for the payment is incurred. Other operating leases are included in operating lease right-of-use assets, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

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

(s)	Treasury stock

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

2.	Summary of significant accounting policies (Continued)

(t)	Net (loss)/income per ordinary share

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

(u)	Non-controlling interests

The Group’s consolidated financial statements include entities in which the Company has a controlling financial interest. Earnings or losses attributable to non-controlling interest shareholders of its subsidiaries and VIEs are classified separately as “Non-controlling interests” in the Company’s consolidated statements of operations and comprehensive (loss)/income.

(v)	Business combination

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

2.	Summary of significant accounting policies (Continued)

(w)	Revenue recognition

The Group is principally engaged in the operation of an online platform to provide individual online learning services to the individual learners, enterprise services to financial intermediary enterprises, consumer business and pop toy business in the PRC.

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

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services provided and goods supplied, stated net of discounts, sales incentives, refunds and value-added taxes (“VAT”) collected from customers and remitted to tax authorities. Revenue is recognized when or as the control of the services and goods is transferred to the customer. If control of the services and goods transfers over time, revenue is recognized over the period of the contract by measuring the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the services.

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

The Group earns its revenues primarily by providing: (i) online learning services of premium courses to learners through its own online platforms, (ii) enterprise services, including marketing and referral services to enterprise customers, (iii) consumer business, including sales of wellness products and other products, (iv) pop toy business, and (v) others.

(i)	Online learning services

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

2.	Summary of significant accounting policies (Continued)

(w)	Revenue recognition (Continued)

(i)	Online learning services (Continued)

The Group delivered the self-operated online courses through its own online platforms, including QiNiu, QianChi and JiangZhen, and there are two modes of delivery, namely (i) online community-based training camps or (ii) self-study e-learnings. With respect to an online community-based training camp, it typically includes organized online interactions between the Group’s tutors and the learners in a form of training camp communities or online mentoring, online access of pre-recorded lectures designated for the training camps and certain broadcasting lectures. The Company considered that these elements in a training camp are not separately identifiable from each other, as the training camp represents the combined output for which the learners have contracted. With respect to a self-study e-learning, it is delivered in a form of pre-recorded lessons for the learners to self-study. The promise to provide access to all lessons of the self e-learnings is a series of distinct services as providing access each day is substantially the same. Therefore, each training camp and self-study e-learning is accounted for as a single performance obligation.

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

The Group considers a portfolio of relevant data, where available, when estimating the Average Learning Period of the learners for each individual online course, including the weighted-average number of days between the learners’ first and last access to the course contents, and the weighted average total hours spent by the learners to learn the course. The Group believes that considering these factors enables it to determine the best estimation of the time period during which the learners access the online course content and therefore the service period over which the Group provides services to the learners. For the years ended June 30, 2023, 2024 and 2025, the Average Learning Period of the learners is estimated to be in the range of approximately one to five months. While the Group believes its estimates to be reasonable based on the currently available learners’ information, it may revise such estimates in the future according to the change in pattern of the learners’ learning behavior. Any adjustments arising from changes in the estimates of the Average Learning Periods is applied prospectively. Considering that the events or circumstances may change to suggest changes in the estimate made, the Group assesses the Average Learning Period for different courses on an annual basis or more frequently when there is an indicator for changes in circumstances.

2.	Summary of significant accounting policies (Continued)

(w)	Revenue recognition (Continued)

(i)	Online learning services (Continued)

For online community-based training camps, the learners start the learning process by selecting a camp and unlocking the courses in the camp. The Group’s experience shows that a certain portion of learners (the “Inactive Learners”) do not exercise their rights to unlock the training camps and start the learning process, these unexercised rights are referred to as “breakage”. Due to limited historical experience and historical data, the Group currently cannot make a reliable estimation about the breakage amount expected to be entitled to, so the breakage amount is only recognized as revenue when the likelihood of the learners exercising their rights becomes remote in accordance with ASC 606-10-55-48.

The Group continuously observes and analyzes the behavior of those Inactive Learners after their purchase, to determined when it becomes remote that the learners will start the learning process. No breakage revenue was recognized for the years ended June 30, 2023 as the remote condition had not been met. In March 2023, the Group started to assign long term Inactive Learners to training camps and unlock the courses for them. The Group recognized breakage revenue of RMB161,467 and RMB 91,387 for the year ended June 30, 2024 and 2025 as learner behavior shows that remote condition has been met after the courses were unlocked.

The Group will be able to estimate the breakage amount expected to be entitled to when it has accumulated sufficient historical experience and data, and will recognize the expected breakage amount as revenue in proportion to the pattern of rights actual exercised by the learners.

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

2.	Summary of significant accounting policies (Continued)

(w)	Revenue recognition (Continued)

(iii)	Consumer business

In early 2023, the Group began to engage in the consumer business through e-commerce leveraging the Group’s existing market position and user base and primarily provide wellness products to seniors. Before 2025, the Group either controlled the wellness products sold before transferring them to the customers. Starting from 2025, the Group also worked with certain third-party merchants and provided a platform for third-party merchants and end customers for the provision of wellness products.

In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of wellness products sold or the net amount earned as commissions. When the Group is a principal and when the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues are recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues are recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value added taxes.

Products revenue

The Group recognizes the wellness product revenue on a gross basis when the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods.

Net service revenue

The Group charges service fees to third-party merchants for participating in the Group’s online marketplace, where the Group is generally acting as an agent and its performance obligation is to arrange for the provision of wellness products and other goods or services by those third-party merchants. Upon successful sales, the Group charges the third-party merchants a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowances.

2.	Summary of significant accounting policies (Continued)

(w)	Revenue recognition (Continued)

(iv)	Pop toy business

On March 31, 2025, the Group completed the acquisition of Shenzhen Letsvan which primarily operates the pop toy business. The Group recognizes revenues from the sales of pop toy products primarily through online platform and third-party distributors.

When pop toys are sold through self-operated online platform or other third-party e-commercial platform, revenues are recognized when the control of the products has transferred to the end customers, which is the point of acceptance by the end customers. Revenues from these sales are recognized based on the price, net of the estimated sales discounts at the time of sale. Transactions are settled through online payment platforms and payments are made in advance when the end customers place the purchase order.

When pop toys are sold through third-party distributors, revenues are recognized when control of the products has transferred, being when products are delivered to the third-party distributors. The third-party distributors have full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the third-party distributors’ acceptance of the products. Delivery occurs when the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the third-party distributors.

(v)	Others

Other revenues for the year ended June 30, 2024 and 2025 are primarily derived from online language education for children provided by Kelly’s Education Limited, which was acquired in September 2023. Each contract of language learning service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Learning fee is generally collected in advance and is initially recorded as contract liability. The revenue is recognized proportionately as the learning sessions are delivered.

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

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment.

2.	Summary of significant accounting policies (Continued)

(w)	Revenue recognition (Continued)

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

Revenue recognized during the years ended June 30, 2023, 2024 and 2025 that was included in the contract liabilities balances as of July 1, 2022, 2023 and 2024 amounted to approximately RMB384,729, RMB517,213 and RMB 385,227, respectively.

As of June 30, 2025, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB 273,575 which represents balances of contract liabilities which will be recognized as revenue in future periods. The Group expects to recognize RMB238,090 of this balance as revenue over the next 12 months.

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

Revenue Disaggregation

The following table sets forth a breakdown of the Group’s revenues disaggregated by business line:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB

Online learning services
- Financial literacy courses	1,874,627	1,307,365	881,370
- Skills upgrading courses	721,252	1,661,791	1,039,636
- Recreation and leisure courses	138,998	395,118	313,449
Subtotal	2,734,877	3,364,274	2,234,455
Consumer business	4,816	173,961	213,203
Enterprise services	340,934	247,732	187,253
Pop toy business	-	-	65,781
Others	754	9,364	24,900
Total revenues	3,081,381	3,795,331	2,725,592

2.	Summary of significant accounting policies (Continued)

(x)	Cost of revenues

Cost of revenues mainly consists of salaries and benefits (including share-based compensation expenses) of instructors and tutors who deliver premium courses, and the course content development staff who develop the premium courses, labor outsourcing costs, payment channel fees charged by third-party online payment providers, bandwidth costs, depreciation and amortization of properties and equipment, costs of course materials as well as cost of products sold, costs in relation to design and license, cost related to delivery of goods rendered to customers. The instructors and course content development staff are all full-time employees and their compensation primarily consists of base salary and bonus or performance-based compensations. The tutors consist of both full-time tutors and part-time tutors. Tutors’ compensation primarily consists of base salary and performance-based compensations.

(y)	Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and marketing promotion expenses, labor outsourcing costs, salaries and benefits (including share-based compensation expenses) of sales department staff who are also responsible for developing and delivering introductory courses, and other expenses incurred by the Group’s sales and marketing personnel. Advertising expenses are generally paid to the third parties for online promotion and traffic acquisition and are expensed as sales and marketing expenses when the services are received. For the years ended June 30, 2023, 2024 and 2025, advertising and marketing promotion expenses were RMB1,743,473, RMB1,956,352 and RMB 1,146,771, respectively.

(z)	General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation expenses) and related expenses for employees involved in general corporate functions, including finance, legal and human resources, rental fees, and professional service fees.

(aa)	Research and development expenses

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

2.	Summary of significant accounting policies (Continued)

(ab)	Share-based compensation expenses

All share-based awards granted to the founder, management, directors and employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share based compensation expense is recognized using the graded-vesting method over the requisite service period, which is the vesting period. The Group accounts for share-based compensation benefits granted to grantee in accordance with ASC 718 Stock Compensation. Information relating to the plans is set out in Note 18.

The Group uses the binomial option-pricing model or other appropriate methods to estimate the fair value of share options. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, exercise multiple and expected dividend yield, if any.

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

(ac)	Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of operations and comprehensive (loss)/income amounted to RMB124,922, RMB73,812 and RMB40,205 for the years ended June 30, 2023, 2024 and 2025, respectively. The total balances of employee welfare benefits, including the accruals for estimated underpaid amounts, were approximately RMB41,687 and RMB22,343 as of June 30, 2024 and 2025, respectively.

2.	Summary of significant accounting policies (Continued)

(ad)	Taxation

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

Value added Tax (“VAT”)

For services provided, the Group is subject to VAT at the rate of 6% depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. For the sales of products, the Group is subject to VAT at the rate of 3% for small scale VAT taxpayer and 13% for general VAT payer. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the face of balance sheet. The Group records revenue net of value added tax and the Group records the related surcharges as cost of revenues.

(ae)	Comprehensive (loss)/income

Comprehensive (loss)/income is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive (loss)/income includes net (loss)/income and foreign currency translation adjustments of the Group.

2.	Summary of significant accounting policies (Continued)

(af)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The CODM reviews separate financial information presented for the Company’s three segments:1) Learning service and others, 2) Consumer business, and 3) pop toy business in order to allocate resources and evaluate the Company’s financial performance.

The CODM measures the performance of each segment primarily based on segment revenue and segment gross profit. The Group currently does not allocate operating expenses or assets to its segments for learning service and others and consumer business, as its CODM does not use such information to allocate resources or evaluate the performance of these two operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantial portion of the Group’s revenues are derived from the PRC, no geographical segments are presented.

(ag)	Impact of newly adopted accounting pronouncement

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which adds a requirement for public entities to disclose its significant segment expense categories and amounts for each reportable segment for all periods presented. This information is required to be disclosed at both interim and annual periods. In addition, this ASU requires a public entity to disclose the title and position of CODM in the consolidated financial statements. Public entities are also required to disclose how the CODM uses each reported measure of segment profit or loss to assess performance and allocate resources to the segments. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The Group included the applicable disclosures within Note 25 Segment Information.

(ah)	Recently issued accounting pronouncements not yet adopted

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid, among other enhancements to improve the effectiveness of income tax disclosures. For public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024. For entities other than public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2025; however, early adoption is permitted. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Group is currently evaluating the impact the adoption of ASU 2023-09 will have on the consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement –Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires entities to disaggregate operating expenses into specific categories such as employee compensation, depreciation, and intangible asset amortization, by relevant expense caption on the statement of operations. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted on either a prospective or retrospective basis. The Company is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The standard is effective for interim and annual periods beginning after December 15, 2025. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of adopting ASU 2025-05.

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

Results of operations attributable to the acquisition of Kelly’s Education Limited and pro forma results of operations for the acquisition of Kelly’s Education Limited have not been presented because they are not material to the consolidated statements of operations and comprehensive (loss)/income for the years ended June 30, 2024.

Business combinations during the year ended June 30, 2025:

Acquisition of Shenzhen Letsvan

Founded in 2020, Shenzhen Letsvan is principally engaged in IP incubation, copyright commercialization, and the promotion and sales of pop toys.

During the year ended June 30, 2025, the Group entered into a series of transactions with Shenzhen Letsvan and its then existing shareholders, pursuant to which the Group acquired a total of 61.05% equity interest in Shenzhen Letsvan after step acquisition (“Shenzhen Letsvan Acquisition”). Upon the completion of a series of transactions, including a convertible bond agreement, an equity transfer agreement, and a shares purchase agreement signed in December 2024, along with a debt-to-equity conversion agreement signed in March 2025, the Group held approximately 14.73% of the equity in Shenzhen Letsvan. At the end of March 2025, the Group entered into another equity transfer agreement and shares purchase agreement to acquire an additional 46.32% equity interests in Shenzhen Letsvan” for a total cash consideration of RMB200.0 million. Upon the closing of these transactions on March 31, 2025 (the acquisition date), the Group held, approximately 61.05% of Shenzhen Letsvan’s interests and obtained the control in Shenzhen Letsvan. The Group accounted for the transactions as business combination and consolidated its financial results into the Group’s consolidated financial statements since the acquisition date.

3.	Business combination (Continued)

The acquisition of Shenzhen Letsvan was accounted for using the acquisition method, and the purchase price allocation was made based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the identifiable intangible assets acquired were determined using various valuation techniques, including the fair value of the channel relationship was determined using the Multi-period Excess Earnings Method, and the fair value of IP Rights was determined using Relief from Royalty Method, all of which were under the income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Shenzhen Letsvan and the discount rate applied to those cash flows. Identifiable intangible assets with finite lives are amortized over their useful lives. The carrying value of the other tangible assets acquired and liabilities assumed approximate their fair value. The excess of the purchase price and the fair value of non-controlling interests over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. The Fair value of the non-controlling interest was estimated with reference to the price per share as of the acquisition date.

The following is a summary of the fair value of the purchase price and the final allocation of the purchase price to the assets acquired and liabilities assumed:

RMB

Cash and cash equivalents	93,450
Short-term investments	20,000
Accounts receivable, net	23,100
Other current assets	24,968
Property and equipment, net	7,488
Newly identified intangible assets (IP Rights)	49,000
Newly identified intangible assets (channel relationship)	19,000
Goodwill	187,598
Other non-current assets	7,423
Short-term borrowings	(14,500)
Other current liabilities	(22,223)
Other non-current liabilities	(1,155)
Deferred tax liabilities	(17,000)
Non-controlling interests-equity	(93,041)
Non-controlling interests- mezzanine equity	(40,999)
Total purchase consideration	243,109
Total purchase price is comprised of:
-Cash	200,000
-Fair value of previously held equity interests	43,109
Total	243,109

In connection with the Shenzhen Letsvan Acquisition, the Group recorded goodwill of RMB187.6 million, which is primarily attributable to expected synergies, expanded market opportunities, and other expected benefits that the Group believes it will result from combining its operations with the operations of Shenzhen Letsvan. The incremental goodwill created as a result of the acquisition is not deductible for tax purposes. Goodwill has been allocated to the pop toy business segment.

3.	Business combination (Continued)

Supplemental pro forma information

The following unaudited pro forma consolidated financial information is prepared as if the business acquisition occurred on July 1, 2023. For the business acquisition, amortization have been included in the calculation of the pro forma information provided below, based on the results of purchase price allocation. Amortization is computed on the straight-line method over the estimated useful lives of the assets ranging from three to ten years.

This supplemental pro forma information is presented for illustrative purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on July 1, 2023, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	For the years ended June 30,
	2024	2025
	RMB	RMB

Pro forma total net revenues	3,921,965	2,823,284
Pro forma net income	404,094	336,936

Other acquisition during the year ended June 30, 2025

During the year ended June 30, 2025, the Group also made another business acquisition, for which the result of the operations has been included in the Group’s consolidated financial statements from its acquisition date and was not material to the Group’s consolidated financial statements.

4.	Concentration and risks

Concentration of foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to affect the remittances. As of June 30, 2024, the Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB were RMB890,644, accounting for 86.78% of the Group’s total cash and cash equivalents, restricted cash and short-term investments. As of June 30, 2025, the Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB were RMB873,020, accounting for 83.87% of the Group’s total cash and cash equivalents, restricted cash and short-term investments.

4.	Concentration and risks (Continued)

Concentration of customers and suppliers

There were no customers accounted for more than 10% of the Group’s total revenues for the years ended June 30, 2023, 2024 and 2025 respectively. There were four and three customers individually accounted for more than 10% of the Group’s net accounts receivable as of June 30, 2024 and 2025, respectively.

	As of June 30,
Accounts receivables, net	2024	2025

Customer A**	21.2%	*
Customer B	24.6%	*
Customer C	23.7%	*
Customer D	10.9%	*
Customer E	*	21.0%
Customer F	*	19.4%
Customer G	*	14.8%

*	The percentage was below 10% for the period.
**	Customer A is Beijing Baichuan Insurance Brokerage Co., Ltd., a related party of the Group, from which the gross accounts receivable for enterprise services were RMB4,488 and nil as of June 30, 2024 and 2025, respectively, which were recorded in “Amounts due from related parties”, and represents 21.2% and nil of all accounts receivables from third parties and related parties as of June 30, 2024 and 2025, respectively.

There was one and one supplier, i.e. an advertising and marketing promotion agency, which individually accounted for 10.1% and 13.5% of the Group’s total costs and expenses for the year ended June 30, 2024 and 2025, respectively. There was no supplier which individually accounted for more than 10% of the Group’s total costs and expenses for the years ended June 30, 2023.

Credit and concentration risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and short-term investment. As of June 30, 2024, and 2025, substantially all the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered to be of high credit quality.

5.	Accounts receivable, net

The accounts receivable, net, as of June 30, 2024 and 2025, consists of the following:

	As of June 30,
	2024	2025
	RMB	RMB

Pop toys business	-	29,909
Enterprise services	16,661	16,121
Others	112	317
Accounts receivable	16,773	46,347
Less: allowance for credit losses	(97)	(454)
Accounts receivable, net	16,676	45,893

Accounts receivable, net are non-interest bearing and generally on terms between 15 days to 90 days.

The movements in the allowance for credit losses are as follows:

	For the years ended June 30,
	2024	2025
	RMB	RMB

Balance at beginning of the year	(59)	(97)
Additions	(38)	(357)
Write-offs	-	-
Balance at end of the year	(97)	(454)

6.	Inventory, net

Inventory, net, as of June 30, 2024 and 2025, consist of the following:

	For the years ended June 30,
	2024	2025
	RMB	RMB

Products	4,381	24,000
Raw materials, Packing materials and others	1,975	7,879
Inventory	6,356	31,879
Provisions for inventory	(11)	(10,418)
Inventory, net	6,345	21,461

7.	Prepayments and other current assets

Prepaid expenses and other current assets, as of June 30, 2024 and 2025, consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB

Receivables from third party payment platforms (i)	94,138	63,509
Prepayments for promotion fees	67,163	43,276
Deposits	5,101	20,356
Receivables from financial institutions security account(ii)	11,972	19,849
Receivables from ESOP platform for share option exercise Proceeds (on behalf of employees)	251	18,145
Prepaid input value-added tax(iii)	12,358	12,671
Prepaid other service fees	21,122	10,186
Prepayments for products procurement	974	6,532
Receivable from an issuer of matured structured notes	58,213	-
Others	4,257	8,375
Total	275,549	202,899

(i)	Receivables from third-party payment platforms represents the considerations received and held by the third-party payment platforms relating to online learning business, pop toy business and consumer business. The Group subsequently transferred the full receivables from the third-party payment platforms to its bank accounts.
(ii)	Receivables from financial institutions security account consists of deposit in financial institutions security account for share repurchase purposes.
(iii)	Prepaid input value-added tax consists of VAT input that is expected to offset with VAT output tax.

8.	Property and equipment, net

Property and equipment, net as of June 30, 2024 and 2025, consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB

Leasehold improvement	8,032	7,790
Computer and electronic equipment	7,234	8,323
Molds	88	9,111
Others	-	362
Total	15,354	25,586
Less: Accumulated depreciation	(8,785)	(14,294)
Property and equipment, net	6,569	11,292

Depreciation expenses for the years ended June 30, 2023, 2024 and 2025 were RMB3,714, RMB4,546 and RMB5,509 respectively.

9.	Intangible assets, net

Intangible assets, net, as of June 30, 2024 and 2025, consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB

IP Rights	-	49,000
Channel relationship	-	19,000
Brand	3,120	3,120
Software	-	65
Licensed IPs	-	914
Total	3,120	72,099
Less: accumulated amortization	(468)	(3,509)
Less: accumulated impairment	(2,652)	(2,652)
Intangible assets, net	-	65,938

Amortization expenses for intangible assets were nil, RMB468 and RMB3,041 for the years ended December 31, 2023, 2024 and 2025, respectively.

IP Rights and channel relationships are being amortized using an accelerated amortization method based on the expected economic benefits over the estimated life which range from 3 to 10 years.

10.	Short-term borrowings

As of June 30, 2025, the contractual maturities of the borrowings are all within one year.

The Group’s short-term borrowings are all from Shenzhen Lestvan component (Note 3). As of June 30, 2025, the Group’s short-term borrowings primarily consisted of (i) an unsecured revolving credit line for a total credit of up to RMB6,000, in which all the credit line of RMB6,000 was drawn down and outstanding as short-term loans, bearing an interest rate of 2.22% per annum and maturing in November 2025; and (ii) a secured loan with carrying amount of RMB5,100 and an fixed interest rate of 2.95% per annum and a monthly payment schedule of RMB300, which was guaranteed by a third party guarantee company and the founder of Shenzhen Letsvan and secured by certain intellectual property certificates of the Group and is due in March 2026.

11.	Accounts payables

These amounts represent liabilities for services provided to and products purchased by the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Accounts payables are mainly comprised of marketing promotion expenses payables and payable for purchase of raw materials and finished goods for pop toy business and purchases of wellness products from third parties as of June 30, 2024 and 2025.

12.	Accrued expenses and other current liabilities

The following table summarized the Group’s outstanding accrued expenses and other current liabilities as of June 30, 2024 and 2025, respectively:

	As of June 30,
	2024	2025
	RMB	RMB

Accrued employee payroll and welfare benefits	75,686	57,142
Other accrued expense	72,846	45,935
Other tax payable	21,201	22,256
Payable to employees related to share option exercise Proceeds	-	13,780
Refund liability(i)	19,282	10,213
Others	1,493	2,480
Total accrued expenses and other current liabilities	190,508	151,806

(i)	Refund liability represents the estimated amounts of consideration collected by the Group which it expects to refund to its customers according to refund policy as described in Note 2(w).

13.	Lease

The Group has operating leases for corporate offices and storage of goods with the lease terms from within 6 months to 3 years. For operating leases with terms greater than 12 months, the Group records the related assets and lease liability at the present value of lease payments over the terms.

	As of June 30,
	2024	2025
	RMB	RMB

Operating lease right-of-use assets, net	58,889	19,898
Operating lease liabilities-current	49,099	16,428
Operating lease liabilities-non-current	16,989	7,016

The following table provides a summary of the Group’s operating lease expenses and short-term lease expenses as of June 30, 2023, 2024 and 2025:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB

Operating lease expenses	37,484	44,854	42,831
Short-term lease expenses	2,272	227	241

13.	Lease (Continued)

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB

Cash paid for amounts included in the measurement of operating lease liabilities	25,151	48,176	45,817
Right-of-use assets obtained in exchange for operating lease obligations	95,206	16,258	3,683

The following table provides a summary of the Group’s operating lease terms and discount rates as of June 30, 2024 and 2025:

	As of June 30,
	2024	2025

Weighted average remaining lease term (in years)	1.44	0.97
Weighted average discount rate	4.75%	4.61%

Maturities of operating lease liabilities as of June 30, 2025 were as follows:

Amounts
RMB

For the year ended June 30, 2026	21,367
For the year ended June 30, 2027	2,376
Total operating lease payments	23,743
Less: imputed interest	(299)
Present value of operating lease liabilities	23,444

14.	Short-term investments

The following table presents the fair value hierarchy for the Group’s short-term investments that are measured and recorded at fair value on a recurring basis as of June 30, 2024 and 2025:

June 30, 2024	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at Fair Value
	RMB	RMB	RMB	RMB

Assets
Wealth management products(i)	-	246,195	-	246,195
Total	-	246,195	-	246,195

14.	Short-term investments (Continued)

June 30, 2025	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at Fair Value
	RMB	RMB	RMB	RMB

Assets
Wealth management products(i)	-	137,431	-	137,431
Investment in private fund(ii)	-	-	43,775	43,775
Equity securities of publicly listed companies	8,491	-	-	8,491
Total	8,491	137,431	43,775	189,697

(i)	The Group’s short-term investments in wealth management products were issued by financial institutions in the PRC and Hong Kong with variable returns indexed to the performance of underlying assets. The wealth management products invested by the Group can be redeemed at any time after the respective lock-up period. To estimate the fair value of wealth management products, the Group uses the quoted net asset values published by the financial institutions or by discounting the future cash flows at the expected yield rate with reference to the expected benchmark yield rates published by the financial institutions. As there are no quoted prices in active markets for the investments. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

(ii)	The Group’s investment in private fund was issued by a private fund with variable returns indexed to the performance of underlying assets, mainly U.S. treasury bonds. The investment can be redeemed at any time at the Group’s option. Fair value is estimated according to the net asset value provided by the private fund based on the expected cash flows using the unobservable expected return. The Company classifies the valuation techniques that use these inputs as Level 3 of fair value measurement.

The following table summarizes the activities related to fair value of the investments classified as a Level 3 measurement:

	For the years ended June 30,
	2024	2025
	RMB	RMB

Fair value of Level 3 investments at beginning of the year	58,223	-
Investment made	-	42,952
Transfer from Level 2 investments	57,867	-
Redemption	(116,270)	-
Gain	1,274	823
Exchange adjustment	(1,094)	-
Fair value of Level 3 investments at end of the year	-	43,775

For the years ended June 30, 2023, 2024 and 2025, the Company recorded gains or losses resulting from changes in the fair values of short-term investments in the line item “Others, net” in the consolidated statements of operations and comprehensive (loss)/income. As of June 30, 2024 and 2025, none of these short-term investments were frozen, guaranteed or subject to other restrictions.

15.	Long-term investments

Long term investments as of June 30, 2024 and 2025 consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB

Equity investment (i)	3,002	28,254
Investment accounted for at fair value (ii)	6,008	30,812
Total	9,010	59,066

(i)	In March 2024, the Group entered into a partnership agreement with third party investors in China to form a limited partnership enterprise (the “Partnership Enterprise”) for future investing activities in the consumer market in China. In accordance with the agreement, the Group served as one of the limited partners and agreed to subscribe for 43.29% of the equity interests in the Partnership Enterprise by contributing a sum of RMB100,000 aggregately as the capital of the Partnership Enterprise. The Group applied equity method of accounting to this investment in accordance with ASC 323 because the Group has significant influence over the Partnership Enterprise but does not have a controlling financial interest. As of June 30, 2024 and 2025, RMB3,000 and RMB23,000 was paid by the Group as part of the agreed capital contribution to the Partnership Enterprise.

During the year ended June 30, 2025, the Group acquired Shenzhen Letsvan (Note 3), who held a 49% equity interest in a PRC private company (the “Investee”) and had the ability to exercise significant influence over the Investee. The equity investment of the Investee amounted to RMB5,094 as of June 30, 2025.

For the years ended June 30, 2024 and 2025, the Company recognized the share of profit from equity method investments of RMB2 and RMB1,388, respectively.

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

The Group determined that there was no material change in fair value of the investment in the preferred shares during the period from investment completion date to June 30, 2024. For the year ended June 30, 2025, the Company recorded RMB24.9 million fair value gain in “Others, net” in the consolidated statements of operations and comprehensive (loss)/income.

16.	Taxation

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

Hong Kong

Hong Kong profits tax rate is 16.5% up to April 1, 2018. When the two-tiered profits tax regime took effect on April 1, 2018, the applicable Hong Kong profits tax rate is 8.25% for assessable profits on the first HK$2,000 and 16.5% for any assessable profits in excess of HK$2,000. During the years ended June 30, 2023, 2024 and 2025, Hong Kong profits tax was not provided as there were no taxable profits deriving from Hong Kong.

PRC

Under the PRC Enterprise Income Tax Law (“EIT Law”), the standard enterprise income tax rate is 25%. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years. The WFOE qualified as a HNTE in the calendar year 2022 and is eligible for a preferential enterprise income tax rate of 15% as a “high and new technology enterprise” under the EIT Law from the period of 2022 to 2025. Since the qualification will expire in November 2025, the WFOE has re-applied for the HNTE qualification in June 2025 and are highly confident that the new HNTE certificate will become effective to maintain the preferential enterprise income tax rate of 15%.

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

16.	Taxation (Continued)

Withholding tax on undistributed earnings

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside the PRC, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within the PRC or if the received dividends have no connection with the establishment or place of such immediate holding company within the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion (“HK DTA”) in August 2006, dividends paid by an FIE in the PRC to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%. As of June 30, 2022, and 2023, the Group did not record any withholding tax on undistributed earnings as the PRC entities were still in accumulated deficit position. To the extent that subsidiaries and the consolidated VIE (including its subsidiaries) of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings.

During the year ended June 30, 2024 and 2025, the WFOE, an onshore subsidiary of the Group, distributed a portion of its retained earnings of approximate US$5,263 and US$10,000 to its immediate holding company, Witty Digital Technology Limited, an offshore subsidiary of the Company in Hong Kong, respectively. As of June 30, 2024, the Group had applied withholding tax rate of 5% based on the facts and circumstances of the offshore subsidiary and management’s interpretation of the HK DTA back then. During the year ended June 30, 2025, as there were new changes in relevant facts and circumstances, the Group accrued withholding tax on undistributed earnings as of June 30, 2025 using a 10% tax rate to reflect the management’ estimation accordingly.

The following table sets forth the component of income tax expenses of the Group for the years ended June 30, 2023, 2024 and 2025:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB

Current tax expense	(23,769)	(18,466)	(68,655)
Deferred tax benefit/(expense)	2,084	(12,862)	(44,264)
Income tax expense	(21,685)	(31,328)	(112,919)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rates:

	For the years ended June 30,
	2023	2024	2025

Statutory income tax rate in PRC	25.0%	25.0%	25.0%
Effect of income tax exemptions and preferential tax rates	11.8%	(8.3)%	(5.8)%
Effect of income tax rate difference in other jurisdictions	-	1.9%	(3.4)%
Effect of PRC withholding tax	-	1.0%	9.4%
Permanent differences	(35.5)%	(3.0)%	(0.3)%
Changes in valuation allowance	(26.2)%	(9.1)%	(0.8)%
Effective tax rate	(24.9)%	7.5%	24.1%

16.	Taxation (Continued)

Deferred tax assets and liabilities

	As of June 30,
	2024	2025
	RMB	RMB

Deferred tax assets:
Allowances of credit losses	28	5
Allowance for inventory write-down	-	513
Operating lease liabilities	11,948	3,114
Deductible temporary difference related to advertising expenses	16,185	8,478
Net operating tax losses carried forward	38,430	11,030
Subtotal	66,591	23,140
Less: valuation allowance	(55,144)	(19,703)
Total deferred tax assets, net	11,447	3,437

	As of June 30,
	2024	2025
	RMB	RMB

Deferred tax liabilities:
Operating lease right-of-use assets	10,600	3,332
Newly identified intangible assets arising from business combination	-	16,259
Unrealized investment income	-	297
Withholding tax on undistributed earnings	11,625	55,591
Total deferred tax liabilities	22,225	75,479

The tax losses of the Group expire over different time intervals depending on the local jurisdiction. According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. As of June 30, 2025, certain entities of the Group had net operating tax losses carried forward, which if not utilized, will expire as follows:

2025
RMB

Loss expiring for the year ended December 31, 2026	29,900
Loss expiring for the year ended December 31, 2027	54,061
Loss expiring for the year ended December 31, 2028	76,033
Loss expiring for the year ended December 31, 2029	42,840
Loss expiring for the year ended December 31, 2030	-
Loss expiring for the year ended December 31, 2031	-
Loss expiring for the year ended December 31, 2032	-
Loss expiring for the year ended December 31, 2033	-
Loss expiring for the year ended December 31, 2034 and thereafter	7,454
Subtotal	210,288

16.	Taxation (Continued)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated equity, existence of taxable temporary differences and reversal periods.

Changes in valuation allowance are as follows:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB

Balance at beginning of the year	(84,406)	(94,975)	(55,144)
(Additions)/Reversal	(10,569)	39,831	35,441
Balance at end of the year	(94,975)	(55,144)	(19,703)

The major jurisdiction in which the Group is subject to potential examination is the PRC. In general, the PRC tax authorities have up to five years and in certain cases up to ten years to conduct examinations of the tax filings of the Group. All these related tax years remain subject to examination by the PRC tax authorities potentially.

17.	Others, net

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB

Government grants	415	3,506	2,341
Fair value changes and investment gain of short-term investments	9,235	18,452	24,074
Share of net income of investments accounted for using equity method	-	-	1,388
Fair value changes of long-term investments	-	-	24,863
Others	11,663	7,007	6,812
Total	21,313	28,965	59,478

18.	Share based compensation expenses

Compensation expenses recognized for share-based compensation awards granted by the Company were as follows:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB

Included in:
Cost of revenues	26,486	13,651	6,119
Sales and marketing expenses	51,742	(2,902)	1,399
Research and development expenses	49,046	1,887	2,459
General and administrative expenses	64,358	15,121	10,524
Total	191,632	27,757	20,501
(a) Share options	191,583	27,757	19,293
(b) Restricted ordinary shares held by the Founder	49	-	-
(c) Acquisition of equity interests from non-controlling shareholders	-	-	1,208
Total	191,632	27,757	20,501

(a)	Share options

On May 31, 2022, the Company adopted the 2018 Employee Share Incentive Plan (the “2018 Plan”) and the 2021 Gl0bal Share Plan (the “2021 Plan”), whereby the maximum aggregate number of ordinary shares that can be issued under the 2018 Plan and the 2021 Plan was 21,717,118 shares. On December 20, 2022, the Company’s board of directors authorized an expansion of the reserved shares pool for the 2021 Plan with an addition number of 16,523,627 ordinary shares.

In connection with the reorganization undertaken in anticipation of the initial public offering (the “IPO”), the Company reissued share options under the 2021 Plan to substitute all outstanding share options previously granted by the Group’s predecessor entities. Except for the inclusion of a mandatory equitable adjustment provision, the terms, exercise price and vesting conditions of the replacement options were substantially equivalent to those of the original options.

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

On November 30, 2022, the Company granted 3,305,000 share options to employees pursuant to the 2021 Plan, with the same vesting conditions with those granted in August 2022. In addition, made following modifications of the previously granted awards:

●	The Company reduced the exercise prices of 7,190,000 share options granted to employees before September 30, 2022 under the 2021 Plan, and all other terms of these options remain unchanged. The incremental fair value resulted from the modification of these share options was RMB17,224, of which RMB7,460 was recognized immediately upon the modification.

●	500,000 share options previously granted to an executive officer was accelerated vested and the incremental fair value from the modification was RMB6,449, which was wholly recognized upon the modification.

18.	Share based compensation expenses (Continued)

(a)	Share options (Continued)

A summary of activities of share options of the Company for the years ended June 30, 2023, 2024 and 2025 is presented below:

	Options Outstanding	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (In years)	Aggregate Intrinsic Value (RMB)

Outstanding as of July 1, 2022	15,710,312	0.3861	7.90	346,142
Granted	3,375,000	0.1270
Forfeited	(860,061)	0.5991
Outstanding as of June 30, 2023	18,225,251	0.1831	9.01	346,378
Options vested and exercisable as of June 30,2023	10,478,605	0.1484	8.92	201,781

Outstanding as of July 1, 2023	18,225,251	0.1831	9.01	346,378
Granted	4,217,652	0.4066
Exercised	(1,852,806)	0.2261
Forfeited	(2,807,954)	0.2507
Expired	(120,003)	0.7162
Outstanding as of June 30, 2024	17,662,140	0.2176	8.37	44,127
Options vested and exercisable as of June 30,2024	11,871,925	0.1573	8.01	34,836

Outstanding as of July 1, 2024	17,662,140	0.2176	8.37	44,127
Granted	680,000	0.4000
Exercised	(11,365,500)	0.1402
Forfeited	(940,214)	0.4594
Expired	(137,361)	0.7030
Outstanding as of June 30, 2025	5,899,065	0.3380	8.13	118,750
Options vested and exercisable as of June 30,2025	2,505,209	0.3486	7.63	50,239

There were 3,375,000, 4,217,652 and 680,000 options granted for the years ended June 30, 2023,2024 and 2025. The weighted average grant date fair value of options granted for the years ended June 30, 2023, 2024 and 2025 were US$3.77, US$0.39 and US$0.62 per share, respectively.

For the year ended June 30, 2023, 2024 and 2025, share-based compensation expenses recognized associated with share options granted to directors and employees by the Company were RMB191,583, RMB27,757 and RMB19,293.

18.	Share based compensation expenses (Continued)

(a)	Share options (Continued)

On May 31, 2022, the Company granted 510,500 share options to employees of the Group’s related parties controlled by the same shareholders with the Company under the 2021 Plan, to replace all outstanding share options previously granted by the Group’s predecessor entities in connection with the reorganization undertaken in anticipation for the IPO. On December 29, 2023, the Company granted 57,791 share options to employees of the Group’s related parties controlled by the same shareholders with the Company under the 2021 Plan. As of June 30, 2024 and 2025, 230,577 and 31,181 share options of the Company were held by the employees of the Group’s related parties with the weighted average exercise price of US$0.66 and US$0.59 per option and weighted average remaining contractual years of 8.23 and 7.26 years, out of which 144,382 and 19,912 options were vested and exercisable with the weighted average exercise price of US$0.69 and US$0.65 per option and weighted average remaining contractual years of 8.03 and 7.31 years. The aggregate intrinsic value of the outstanding options as of June 30, 2024 and 2025 are RMB49 and RMB573 respectively. The aggregate intrinsic value of the exercisable options as of June 30, 2024 and 2025 are RMB11 and RMB356 respectively. The share awards were measured based on the fair value as of May 31, 2022 and December 29, 2023 respectively. The share options granted to employees of the Group’s related parties were accounted for as deemed dividend from the Company to its shareholders, as these employees of the related parties do not provide services to the Company. The amount recognized as deemed dividend was nil for the years ended June 30, 2023, 2024 and 2025, respectively.

As of June 30, 2023, 2024 and 2025, there were RMB119,847, RMB38,162 and RMB14,939 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 1.46 years, 1.99 years and 2.05 years, which may be adjusted for future change in forfeitures.

The estimated fair value of each option grant is estimated on the date of grant using the Binominal option-pricing model with the following assumptions:

	For the years ended June 30,
	2023	2024	2025

Expected volatility	46.00%-48.00%	81.85%-83.12%	90.10%-91.20%
Risk-free interest rate (per annum)	3.15%-3.80%	3.84%-4.27%	3.70%-4.30%
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Fair value of the underlying shares on the date of option grants (US$)	3.80-3.93	0.53-1.20	0.38-0.80

18.	Share based compensation expenses (Continued)

(b)	Restricted ordinary shares held by the Founder

On May 31, 2022, the Company issued 6,830,330 restricted shares to the Founder of the Group to replace all outstanding restricted shares previously granted by the Group’s predecessor entities in connection with the reorganization undertaken in anticipation for the IPO.

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

A summary of activities of restricted shares for the year ended June 30, 2023 is presented below. There were no activities of restricted shares for the years ended June 30, 2024 and 2025.

	Number of shares	Weighted-Average Grant Date Fair Value (in US$)

Unvested at July 1, 2022	6,755,330	0.06
Vested	(6,755,330)	0.06
Unvested at June 30, 2023	-	-

(c)	Acquisition of equity interests from non-controlling shareholders

In June 2025, the Group, through one of its wholly-owned subsidiaries, further acquired approximately 2.5% equity interests in Shenzhen Letsvan from Shenzhen Letsvan’s non-controlling shareholders for a total cash consideration of RMB9.8 million.

The acquisition was accounted for as an equity transaction as this is a transaction among the shareholders, whereby the difference of the consideration paid to the non-controlling shareholders over the fair value of the equity interests acquired, of RMB1,208, was accounted as compensation expense.

19	Noncontrolling interests and noncontrolling interests with liquidation preferences

In connection with the Group’s acquisition of Shenzhen Letsvan (Note 3), there are certain non-controlling interest shareholders. Pursuant to the shareholder agreement, certain non-controlling shareholders of Shenzhen Letsvan held preferred shares that entitled these shareholders certain preferences and privileges, such as liquidation preferences. The Group determined that the preferred shares should be accounted for as mezzanine equity on the Group’s consolidated balance sheets since they are contingently redeemable upon the occurrence of a conditional event or a deemed redemption event, which is not solely within the control of the Group. The other noncontrolling interests with no preferential rights held by non-controlling interest shareholders are classified under equity in the Group’s consolidated balance sheets. All the non-controlling interests were initially recorded at the acquisition date fair value and subsequently adjusted by the attribution of its share of net income or loss pursuant to the shareholder agreement.

20	Ordinary shares and treasury stock

On February 9, 2022, the Company was incorporated in the Cayman Islands with an authorized share capital of US$50,000, divided into 500,000,000 shares with a par value of US$0.0001 each.

On January 27, 2023, the Company completed the IPO. Immediately prior to the completion of the IPO, the Company’s authorized share capital was changed into US$70,000 consisting of 700,000,000 shares, divided into: (i) 430,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 70,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Company’s post-offering memorandum and articles of association. Immediately prior to the completion of the IPO, all of the Company’s issued and outstanding preferred shares and ordinary shares were converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that the 49,859,049 shares beneficially owned by Mr. Peng Li continue to be Class B ordinary shares. Holders of Class A and Class B ordinary shares have the same rights, preferences, privileges and restrictions except for voting rights and conversion rights, whereby each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of the Company and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of the Company.

During the IPO, the Company issued a total of 3,250,000 ADSs, with one ADSs representing three Class A ordinary share of the Company with par value of US$0.0001 per share. The Company received a total of approximately US$ 37,172 of net proceeds after deducting the underwriter commissions.

On February 16, 2023, the underwriters exercised their option to purchase 127,396 additional ADSs and the Company received a total of approximately US$1,457 of net proceeds after deducting the underwriter commissions.

During the year ended June 30, 2024, 9 Class A ordinary shares were cancelled as fractional shares in connection with ADS conversion.

During the year ended June 30, 2024, 3,835,647 Class A ordinary shares were issued and reserved for future issuance upon exercise of share options, which were recorded as treasury stock on the consolidated balance sheets.

20	Ordinary shares and treasury stock (Continued)

In June 2023, the Board of Directors of the Group authorized a share repurchase program (“2023 share repurchase program”) to repurchase up to US$20,000 worth of its own American depositary shares (“ADSs”) over the following 12 months. In June 2024, the Board of Directors of the Group authorized another share repurchase program (“2024 share repurchase program”) to repurchase up to US$20,000 worth of its own ADSs over the following 12 months. In June 2025, the Board of Directors of the Group authorized another share repurchase program (“2025 share repurchase program”) to repurchase up to US$20,000 worth of its own ADSs for a purchase period beginning from June 11, 2025 and ending on June 30, 2026. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

As of June 30, 2025, the Group had repurchased an aggregate of 14,862,786 Class A ordinary shares under the aforementioned share repurchase programs, at an average price of US$ 3.9 per ADS, or US$1.3 per share for a total consideration US$19,105 (including commission to broker).

During the year ended June 30, 2024 and 2025, 4,681,353 and 7,622,283 Class A ordinary shares repurchased by the Company were transferred from the Company to the ESOP Platform and reserved for future issuance upon the exercise of share options.

The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

As of June 30, 2025, 13,218,306 Class A ordinary shares have been re-issued from the treasury stock upon exercise of share options.

21	Special cash dividends

In October, 2024, the Company declared a special cash dividend in the amount of US$0.067 per ordinary share, or US$0.201 per ADS. The aggregate amount of the special dividend was approximately US$10.9 million, which was fully paid out from the share premium account of the Company in November 2024. Dividends are recognized as reduction of additional paid-in capital when declared.

No dividends had been declared by the Company for the years ended June 30, 2023 and 2024.

22.	(Loss)/Income per share

Basic net (loss)/income per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period. Diluted net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary equivalent shares.

Basic net (loss)/income per share and diluted net (loss)/income per share were calculated in accordance with ASC 260 Earnings per share for the years ended June 30, 2023, 2024 and 2025 as below:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB

Numerator:
Net (loss)/income	(108,652)	385,527	356,568
Net loss attributable to noncontrolling interests	115	-	2,162
Net (loss)/Income attributable to QuantaSing Group Limited	(108,537)	385,527	358,730
Accretion of the Company’s preferred shares	(22,379)	-	-
Net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	(130,916)	385,527	358,730
Denominator:
Weighted average number of ordinary shares outstanding (i)
— basic	103,948,398	164,998,649	161,291,663
— diluted	103,948,398	170,045,651	165,196,242
Net (loss)/income per share
— basic	(1.26)	2.34	2.22
— diluted	(1.26)	2.27	2.17

(i)	Basic and diluted net (loss)/income per share are computed using the weighted average number of ordinary shares outstanding during the period, including 3,318,369, 3,092,516 and 810,696 vested options with nominal exercise price for the years ended June 30, 2023, 2024 and 2025.

For the years ended June 30, 2023, the Company had potential ordinary shares, including preferred shares, share options and restricted shares. On a weighted average basis, 58,295,907 preferred shares, 14,040,780 share options, and 814,341 restricted shares were excluded from the computation of diluted net (loss)/income per ordinary share because including them would have had an anti-dilutive effect for the years ended June 30, 2023.

23.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of June 30，2024 and June 30, 2025:

Name of related parties	Relationship with the Group

Mr. Peng Li	The Founder and controlling shareholder of the Company (i)
Mr. Huiyu Zhan	The Founder of Shenzhen Letsvan
Beijing Baichuan Insurance Brokerage Co., Ltd. (“Beijing Baichuan”)	Entity controlled by the same shareholders with the Company and significantly influenced by the Founder
Beijing Shanronghaina Network Technology Co., Ltd.	Entity controlled by the same shareholders with the Company and significantly influenced by the Founder
Beijing Baichuanxianghai Technology Co., Ltd.	Entity controlled by the same shareholders with the Company and significantly influenced by the Founder
Yuhuatongxing (Beijing) Cultural Development Co., Ltd. (“Yuhuatongxing”)	Entity significantly influenced by the Group

(i)	Upon the IPO, the Founder became controlling shareholder of the Company through his majority voting right.

(a)	The related party transactions entered into during the years ended June 30. 2023, 2024 and 2025 were as follows:

	For the years ended June 30,
Transactions	2023	2024	2025
	RMB	RMB	RMB

(i) Transactions recorded in revenue
- Beijing Baichuan (1)	147,921	34,107	80
- Yuhuatongxing (2)	-	-	1,503

(ii) Transactions recorded in cost and expenses
- Yuhuatongxing (2)	-	-	2,472

(iii) Other transactions
—Lending to related parties	(2,243)	-	113
—Repayment of lending to related parties	24,629	-	-
—Collection of consideration from prior year disposal of subsidiaries to a related party (3)	2,000	-	-
—Payment for acquisition of non-controlling interest of one subsidiary from a related party (4)	-	-	(2,800)
—Capital contribution of non-controlling interest from a related party	-	-	513

23.	Related party transactions (Continued)

(b)	The outstanding balance due from/to related parties as of June 30, 2024 and 2025 were as follows:

	As of June 30,
	2024	2025
	RMB	RMB

Due from related parties	4,488	1,577
Due from Beijing Baichuan. (1)	4,488	-
Due from Yuhuatongxing (2)	-	1,440
Due from other related parties	-	137

	As of June 30,
	2024	2025
	RMB	RMB

Due to related parties	-	3,321
Due to Yuhuatongxing (2)	-	2,621
Due to a related party(4)	-	700

Note:

(1)	Beijing Feierlai has been providing marketing services to Beijing Baichuan Insurance Brokerage Co., Ltd. by referring learners to purchase insurance policies and earned commissions for the service, which was recorded as revenues from related parties. Beijing Feierlai ceased to provide the marketing services to Beijing Baichuan since the first quarter of fiscal year 2025.

(2)	The Group sells pop toys and provides e-commerce platform operation services Yuhuatongxing (Beijing) Cultural Development Co., Ltd., which are both recorded as revenues from related parties. Yuhuatongxing (Beijing) Cultural Development Co., Ltd. provides brand and products promotion services to the Group, which is recorded as operating expense.

(3)	The Group disposed of ChangYou Star to Beijing Shanronghaina Network Technology Co., Ltd. at a consideration of RMB22,000 in March 2022, of which the remaining balance of RMB2,000 was received during the year ended June 30, 2023.

(4)	The Group acquired the 0.88% equity interests of Shenzhen Letsvan from a related party with a total consideration of RMB3,500, of which RMB2,800 was paid during the year ended June 30, 2025 and the remaining RMB700 to be paid in July 2025.

(c)	Loans guaranteed by a related party as of June 30, 2024 and 2025 were as follows:

	As of June 30,
	2024	2025
	RMB	RMB
Due from other related parties	-	5,100

24.	Commitments and contingencies

Operating lease commitment

Upon the adoption of ASC 842, Leases, future minimum lease payments for operating lease liabilities as of June 30, 2024 and 2025 are disclosed in Note 13.

Legal Proceedings

From time to time, the Company may be involved in various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. The Company did not have other material commitments, long-term obligations, significant contingencies or guarantees as of June 30, 2024 and 2025.

25.	Segment Information

(a)	Description of segment

As disclosed in Note 2(af), operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance.

For the year ended June 30, 2024, the Group identified two operating segments, including learning service and others and consumer business. Effective from the fourth quarter of fiscal year 2025, the Group identified one more operating segment, pop toy business, as a result of the acquisition of Shenzhen Letsvan in March 2025 (Note 3). The Group now operates its business in three reportable segments, including: 1) Learning service and others, 2) Consumer business, and 3) Pop toy business. This change in segment reporting reflects the operational adjustment and aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of operating segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of operations and comprehensive (loss)/income or consolidated statements of cash flows.

The CODM discloses segment revenue and segment gross profit as its measure of performance, reconciled to income/(loss) from operations. The Group currently does not allocate operating expenses or assets for learning service and others and consumer business, as its CODM does not use such information to allocate resources or evaluate the performance of these two operating segments.

The Group’s CODM reviews segment revenue and segment gross profit to evaluate performance and allocate resources, predominately in the budgeting, planning, and forecasting processes. For segment gross profit, the Group’s CODM reviews the month-over-month and quarter-over-quarter change, sequential change, and change from internal forecasts/budgets. Expenses information is provided to and reviewed by the CODM on a consolidated basis to evaluate cost efficiency and company level performance.

25.	Segment Information (Continued)

(b)	Segment data

The Group retrospectively revised prior period segment information, to conform to current period presentation. The tables below provide a summary of the Group’s segment results for the years ended June 30, 2023, 2024 and 2025.

	For the year Ended June 30, 2025
	Learning service and others and consumer business	Pop toy business	Total
	RMB	RMB	RMB

Revenues
Learning service and others	2,446,608	-	2,446,608
Consumer business	213,203	-	213,203
Pop toy business	-	65,781	65,781
Total revenues	2,659,811	65,781	2,725,592

Cost of revenues
Learning service and others	(354,276)	-	(354,276)
Consumer business	(106,487)	-	(106,487)
Pop toy business	-	(42,970)	(42,970)
Total cost of revenue	(460,763)	(42,970)	(503,733)

Gross Profit
Learning service and others	2,092,332	-	2,092,332
Consumer business	106,716	-	106,716
Pop toy business	-	22,811	22,811
Total gross profit	2,199,048	22,811	2,221,859

Reconciliation of profit or loss (segment gross profit)
Amounts not allocated to segments:
Sales and marketing expenses	(1,592,601)	(18,660)	(1,611,261)
Research and development expenses	(96,648)	(1,877)	(98,525)
General and administrative expenses	(107,680)	(7,492)	(115,172)
Total operating expenses	(1,796,929)	(28,029)	(1,824,958)
Income/(loss) from operations	402,119	(5,218)	396,901
Net Income	360,274	(3,706)	356,568

25.	Segment Information (Continued)

(b)	Segment data (Continued)

	For the year Ended June 30, 2024
	Learning service and others and consumer business	Pop toy business	Total
	RMB	RMB	RMB

Revenues
Learning service and others	3,621,370	-	3,621,370
Consumer business	173,961	-	173,961
Pop toy business	-	-	-
Total revenues	3,795,331	-	3,795,331

Cost of revenues
Learning service and others	(447,753)	-	(447,753)
Consumer business	(102,557)	-	(102,557)
Pop toy business	-	-	-
Total cost of revenue	(550,310)	-	(550,310)

Gross Profit
Learning service and others	3,173,617	-	3,173,617
Consumer business	71,404	-	71,404
Pop toy business	-	-	-
Total gross profit	3,245,021	-	3,245,021

Reconciliation of profit or loss (segment gross profit)
Amounts not allocated to segments:
Sales and marketing expenses	(2,586,977)	-	(2,586,977)
Research and development expenses	(144,868)	-	(144,868)
General and administrative expenses	(125,765)	-	(125,765)
Impairment loss on long-lived assets	(2,652)	-	(2,652)
Impairment loss on goodwill	(7,389)	-	(7,389)
Total operating expenses	(2,867,651)	-	(2,867,651)
Income from operations	377,370	-	377,370
Net Income	385,527	-	385,527

25.	Segment Information (Continued)

(b)	Segment data (Continued)

	For the year Ended June 30, 2023
	Learning service and others and consumer business	Pop toy business	Total
	RMB	RMB	RMB

Revenues
Learning service and others	3,076,565	-	3,076,565
Consumer business	4,816	-	4,816
Pop toy business	-	-	-
Total revenues	3,081,381	-	3,081,381

Cost of revenues
Learning service and others	(387,576)	-	(387,576)
Consumer business	(3,922)	-	(3,922)
Pop toy business	-	-	-
Total cost of revenue	(391,498)	-	(391,498)

Gross Profit
Learning service and others	2,688,989	-	2,688,989
Consumer business	894	-	894
Pop toy business	-	-	-
Total gross profit	2,689,883	-	2,689,883

Reconciliation of profit or loss (segment gross profit)
Amounts not allocated to segments:
Sales and marketing expenses	(2,408,464)	-	(2,408,464)
Research and development expenses	(219,781)	-	(219,781)
General and administrative expenses	(175,246)	-	(175,246)
Total operating expenses	(2,803,491)	-	(2,803,491)
Loss from operations	(113,608)	-	(113,608)
Net Loss	(108,652)	-	(108,652)

The Group does not allocate assets to segments as the CODM does not evaluate the performance of segments using assets information.

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on geographic locations where services and products are provided to customers, no geographic information is presented.

26.	Subsequent events

Share repurchase program

Subsequent to June 30, 2025 and as of October 21, 2025, the Company had repurchased 955,812 Class A ordinary shares for approximately US$2.8 million under 2025 share repurchase program.

Acquisition of non-controlling interests in Shenzhen Letsvan

Subsequent to the balance sheet date of June 30, 2025, the Group, through one of its wholly-owned subsidiaries, entered into a series of agreements to acquire all of the remaining non-controlling interests of Shenzhen Letsvan from the minority shareholders through a mix of cash and stock consideration. The aggregate cash consideration to the minority shareholders amounted to RMB383.5 million. For the stock consideration and by way of private placement, the Group will issue an aggregate of 18,219,330 Class A ordinary shares to Mr. Huiyu Zhan as consideration for his remaining interests in Shenzhen Letsvan. The share issuance will take place in three installments and be subject to certain restrictions and limitations, including respective vesting schedules and lock-up requirements. The Group already had control over Shenzhen Letsvan prior to this acquisition. Upon the consummation of this acquisition, Shenzhen Letsvan will become a wholly-owned subsidiary of the Group. As of the date of this annual report, certain portion of this acquisition still remain in progress and we hold 76.3% of the equity interests in Shenzhen Letsvan.

This transaction will be accounted for as an equity transaction in the consolidated financial statements. For certain third-party minority shareholders, the difference between the consideration transferred and the carrying amount of the non-controlling interests acquired will be recorded as an adjustment to additional paid-in capital and non-controlling interests in the consolidated statements of changes in equity upon completion of the acquisition. No gain or loss will be recognized in the consolidated statements of income as a result of this transaction. For the minority shareholders who are the affiliate or employees of the Group, a portion of the consideration will be recognized as compensation expense under ASC 718, as the purchase price exceeded the carrying value of the equity interest acquired and the excess is deemed to be compensation for post-combination services.

26.	Subsequent events (Continued)

Disposal of Equity Interests in learning service and others and consumer business

In furtherance of the Group’s strategy to pursue product-driven growth with the pop toy business, the Group restructured the established businesses (business operations established prior to the acquisition of Shenzhen Letsvan) through a series of transactions from September 2025. On September 30, 2025, Beijing Liangzizhige, entered into the VIE Termination Agreement with Beijing Feierlai and Beijing Chuangyuqizhi (together with Beijing Feierlai and their respective subsidiaries are referred to as the “affiliated entities”), and the respective nominee shareholder of Beijing Feierlai and Beijing Chuangyuqizhi, to terminate the contractual arrangements among these parties, including the termination of the voting rights proxy agreements, equity pledge agreements, exclusive consultancy and service agreements and exclusive option agreements. The termination of the VIE Agreements took effect on September 30, 2025. As part of the business restructuring and in connection with the termination of the VIE Agreements, the Group entered into share transfer agreements with the relevant entities of a third-party buyer (the “Buyer”) on September 30, 2025, pursuant to which Beijing Liangzizhige instructs the nominee shareholder to transfer all of its equity interests in Beijing Feierlai and Beijing Chuangyuqizhi to the Buyer, and the Company transfers all of its equity interests in QuantaSing International limited and Rare River Group Limited (together with Beijing Feierlai and Beijing Chuangyuqizhi and their respective subsidiaries, the “Target Entities ”) to the Buyer, for an aggregate consideration of approximately equivalent to RMB180 million.

Upon the completion of the transaction, the Group loses control on the Target Entities which will be deconsolidated from the Group’s consolidated financial statements and the Group will recognize the difference between the consideration and the assets and liabilities of the Target Entities in the Group’s consolidated statements of operations and comprehensive (loss)/income accordingly.

The disposal of the Target Entities will be accounted for as discontinued operations in accordance with ASC 205-20 since it represents a strategic shift that has a major effect on the Group’s operations and financial results. Accordingly, the historical financial results of the Target Entities will be reflected in the Group’s consolidated financial statements as discontinued operations, and the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheets will be classified as assets/liabilities held for sale.

As a result of the business restructuring, the Group ceased to engage in any individual online learning services business in the PRC or overseas or any other consumer businesses or enterprise service business, and continued to operate the pop toy business through Shenzhen Letsvan, together with all other remaining entities following the restructuring of the established businesses.

The Group has evaluated subsequent events through October 31, 2025, which is the date the consolidated financial statements are issued, with no other material events or transactions identified that should have been recorded or disclosed in the consolidated financial statements.

27.	Restricted net assets and parent company only condensed financial information

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

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries and the consolidated VIE are restricted in their ability to transfer a portion of their net assets to the Company. The restricted portion was RMB283,351 as of June 30, 2025.

The Company performed a test on the restricted net assets of its subsidiaries and the consolidated VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company for the years ended June 30, 2023,2024 and 2025.

27.	Restricted net assets and parent company only condensed financial information (Continued)

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and the (loss)/ income of the subsidiaries is presented as “share of (loss)/income of subsidiaries”. The Company’s net financial interests in the consolidated VIEs are presented on the separate condensed balance sheets of the Company as “Net liabilities of the VIEs, and the income/(loss) of the VIEs is presented as “Income/(Loss) from the VIEs”. The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments or guarantees as of June 30, 2025.

Condensed balance sheets

	As of June 30,
	2024	2025	2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	64,689	61,483	8,583
Short-term investments	-	124	17
Amounts due from intra-Group companies	62,153	89,638	12,513
Prepayments and other current assets	75,760	26,497	3,699
Total current assets	202,602	177,742	24,812
Investment in subsidiaries	453,384	707,892	98,818
Total non-current assets	453,384	707,892	98,818
TOTAL ASSETS	655,986	885,634	123,630
Accrued expenses and other current liabilities	300	300	42
Amounts due to intra-Group companies	3,478	64,820	9,049
Total current liabilities	3,778	65,120	9,091
Net liabilities of the VIE	135,724	11,517	1,608
Total non-current liabilities	135,724	11,517	1,608
TOTAL LIABILITIES	139,502	76,637	10,699
SHAREHOLDERS’ EQUITY
Class A ordinary shares	81	81	11
Class B ordinary shares	34	34	5
Treasury stock	(109,257)	(49,054)	(6,848)
Additional paid-in capital	1,192,474	1,066,860	148,928
Accumulated other comprehensive income	17,313	16,507	2,304
Accumulative deficit	(584,161)	(225,431)	(31,469)
TOTAL SHAREHOLDERS’ EQUITY	516,484	808,997	112,931
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	655,986	885,634	123,630

27.	Restricted net assets and parent company only condensed financial information (Continued)

Condensed statements of operations and comprehensive (loss)/income

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Revenues	-	-	-	-
Cost of revenues	(26,486)	(13,651)	(6,120)	(854)
Gross Profit	(26,486)	(13,651)	(6,120)	(854)
Operating expenses:
Sales and marketing expenses	(52,182)	2,653	(1,398)	(195)
Research and development expenses	(49,047)	(1,887)	(17,797)	(2,484)
General and administrative expenses	(72,164)	(28,706)	(2,460)	(343)
Total operating expenses	(173,393)	(27,940)	(21,655)	(3,022)
Loss from operations	(199,879)	(41,591)	(27,775)	(3,876)
Other (loss)/income:
Interest income	74	2,020	1,844	257
Others, net	680	6,841	4,041	564
Share of income from subsidiaries	105,565	348,484	254,246	35,492
(Loss) /income from the VIE	(14,977)	69,773	124,212	17,339
(Loss)/Income before income tax	(108,537)	385,527	356,568	49,776
Income tax expense	-	-	-	-
Net (loss)/income	(108,537)	385,527	356,568	49,776
Accretion of the Company’s preferred shares	(22,379)	-	-	-
Net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	(130,916)	385,527	356,568	49,776

Net (loss)/income	(108,537)	385,527	356,568	49,776
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	20,343	(4,869)	(806)	(113)
Total other comprehensive income/(loss)	20,343	(4,869)	(806)	(113)
Total comprehensive (loss)/income	(88,194)	380,658	355,762	49,663

27.	Restricted net assets and parent company only condensed financial information (Continued)

Condensed statements of cash flows

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Net cash used in operating activities	(13,082)	(8,427)	104	15

Cash flows from investing activities:
Loan provided to subsidiaries	(215,277)	(117,217)	(56,763)	(7,924)
Loan repaid by subsidiaries	100,937	235,424	30,009	4,189
Purchase of short-term investments	(145,652)	-	-	-
Proceeds from short-term investments	36,300	59,520	58,132	8,115
Net cash (used in)/provided by investing activities	(223,692)	177,727	31,378	4,380

Cash flows from financing activities:
Loan from subsidiaries	-	-	170,707	23,830
Repayments of loan from subsidiaries	-	-	(108,874)	(15,198)
Proceeds from exercise of share options	-	2,467	7,696	1,074
Repurchase of ADSs	-	(130,409)	(25,771)	(3,597)
Dividends paid to equity holders of the Company	-	-	(78,111)	(10,904)
Proceeds from issuance of Class A ordinary shares upon the completion of IPO (net of issuance costs paid)	256,764	-	-	-
Net cash provided by/ (used in) financing activities	256,764	(127,942)	(34,353)	(4,795)
Effect of exchange rate changes on cash and cash equivalents	3,461	(138)	(335)	(47)
Net increase in cash and cash equivalents	23,451	41,220	(3,206)	(447)
Cash and cash equivalents at beginning of the year	18	23,469	64,689	9,030
Cash and cash equivalents at end of the year	23,469	64,689	61,483	8,583