Form 20-F
period 2026-06-30
Here Group Ltd
filed 2026-10-30
CIK 1932770

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________

For the transition period from __________ to __________

Commission file number: 001-41590

Here Group Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation)

RM 3008, 30/F

TWO EXCHANGE SQUARE

8 CONNAUGHT PLACE

CENTRAL, HONG KONG

(Address of principal executive offices)

Dong Xie, Chief Financial Officer

Telephone: +852 2988 8279

E-mail: timxie@heregroup.com

Room 3008, 30/F

Two Exchange Square

8 Connaught Place

Central, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing three Class A ordinary shares, par value US$0.0001 per share	HERE	The Nasdaq Global Market
Class A ordinary shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.0001 each, 107,883,184 shares outstanding as of June 30, 2026

Class B ordinary shares, par value US$0.0001 each, 49,859,049 shares outstanding as of June 30, 2026

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

●	“ADSs” refers to American depositary shares, each of which represents three Class A ordinary shares;

●	“affiliated entities” refers to Beijing Chuangyuqizhi, Beijing Feierlai, and their respective subsidiaries, and, in the context of describing our consolidated financial information before the completion of the restructuring and spin-off in 2022, refers to the respective variable interest entity and its subsidiaries in connection with our business at such relevant time;

●	“Beijing Chuangyuqizhi” refers to Beijing Chuangyuqizhi Technology Co., Ltd., a variable interest entity before the VIE Termination;

●	“Beijing Feierlai” refers to Feierlai (Beijing) Technology Co., Ltd., a variable interest entity before the VIE Termination;

●	“Beijing Liangzizhige” refers to Beijing Qimengdao Technology Co., Ltd. (formerly known as Beijing Liangzizhige Technology Co., Ltd.), one of our WFOEs;

●	“CAC” refers to the Cyberspace Administration of China;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

●	“legacy businesses” refers to all the business operations established prior to the acquisition of Shenzhen Letsvan, including the individual online learning services business, consumer businesses and other businesses aside from our pop toy business;

●	“HFCAA” refers to Holding Foreign Companies Accountable Act, as amended;

●	“ordinary shares” or “shares” refer to our ordinary shares comprising Class A ordinary shares, par value US$0.0001 per share and/or Class B ordinary shares, par value US$0.0001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Shenzhen Letsvan” refers to Shenzhen Yiqi Culture Co., Ltd.;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

●	“VIEs” refers to the variable interest entities, namely, Beijing Chuangyuqizhi and Beijing Feierlai (each, a “VIE”), and, in the context of describing our consolidated financial information before the completion of the restructuring and spin-off in 2022, “VIE” refers to the respective variable interest entity in connection with our business at such relevant time;

●	“we,” “us,” “our company,” “our,” “our group,” “Here,” or “Here Group” refers to Here Group Limited, formerly known as QuantaSing Group Limited, together as a group with its subsidiaries. However, in the context of describing the operations and financial information relating to such operations of Here Group Limited prior to the termination of the VIE agreements among Beijing Liangzizhige, Beijing Feierlai or Beijing Chuangyuqizhi and their respective nominee shareholder in 2025 (the “VIE Termination”), these terms refer to Here Group Limited and its subsidiaries and the affiliated entities. Where the context requires, in respect of the period prior to our company becoming the holding company of its present subsidiaries, these terms also refer to such subsidiaries as if they were subsidiaries of our company at the relevant time; and

●	“WFOEs” refer to our wholly-owned PRC subsidiaries, and, (1) in the context of describing our consolidated financial information before the completion of the restructuring and spin-off in 2022, “WFOE” refers to our respective wholly-owned PRC subsidiary in connection with our business at such relevant time; and (2) in the context of describing the VIE structure and its impacts, “WFOE” refers to our respective wholly-owned PRC subsidiary under the relevant contractual arrangements.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements as of June 30, 2025 and 2026 and for the fiscal years ended June 30, 2024, 2025 and 2026.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The ADSs are listed on the Nasdaq Global Market under the symbol “HERE.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Company

Here Group Limited is a pop toy company. We create collectible pop toys, such as plush toys and figures, under our “HERE奇梦岛” brand. We operate an expanding IP portfolio that primarily include our proprietary IPs, including our flagship WAKUKU, SIINONO, and ZIYULI, and, to a lesser extent, certain other proprietary IPs and licensed IPs. Historically, before we terminated our contractual arrangements with the variable interest entities in 2025, we had primarily operated the individual online learning services under the brand of Qiuniu, Jiangzhen and Qianchi, including financial literacy courses and skills upgrading and recreation and leisure courses.

Our Holding Company Structure

Here Group Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operations. We carry out our current business in China through Shenzhen Chaowan World Information Technology Co., Ltd. (“Shenzhen Chaowan”) and Beijing Liangzizhige, our WFOEs, and their respective subsidiaries. Historically, we carried out our legacy individual learning services business in China through Beijing Liangzizhige, and its contractual arrangements, commonly known as the VIE structure, with Beijing Chuangyuqizhi and Beijing Feierlai, the variable interest entities based in China, and their respective nominee shareholder. As of June 30, 2026, we did not have any VIE structure entity in China. For details, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—C. Organizational Structure—Our Historical Contractual Arrangements.” Such VIE structure was used to provide investors with exposure to foreign investment in China-based companies where the PRC law restricts direct foreign investment in certain business areas, such as certain value-added telecommunication services and other internet related business. Neither Here Group Limited nor our WFOEs owned any equity interests in the affiliated entities. Our historical contractual arrangements with the VIEs and their nominee shareholder were not equivalent of an investment in the equity interest of the VIEs, and investors may never hold equity interests in the Chinese operating companies, including the affiliated entities. Instead, we were regarded as the primary beneficiary of the VIEs and consolidated the financial results of the affiliated entities under U.S. GAAP in light of the VIE structure at the relevant time. Investors in the ADSs are purchasing the equity securities of Here Group Limited, the Cayman Islands holding company, rather than the equity securities of our operating entities.

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

We, through our WFOEs, conduct our current operations in China. Our operations in China are governed by PRC laws and regulations. We are required to obtain certain licenses, permits from or filing with relevant governmental authorities in China in order to operate our business and conduct overseas securities offerings and listings. As of June 30, 2026, as advised by our PRC counsel, CM Law Firm, our WFOEs had obtained the licenses, permits and registrations from the PRC government authorities material for our business operations in China, including, among others, the Value-added Telecommunications Business Operating License for Online Data Processing and Transaction Processing. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We may face risks and uncertainties with respect to the licensing requirement for our business. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations and financial condition.”

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we had applied for and completed a cybersecurity review for the initial public offering and listing of the ADSs on the Nasdaq Stock Market pursuant to the Cybersecurity Review Measures. The review was completed in August 2022. We have not received any material adverse findings in such review. As of the date of this annual report, save as disclosed above, we have not received any notice that we are a critical information infrastructure operator from any government authority, nor have we received any request from the CAC, to undergo a cybersecurity review pursuant to any PRC laws or regulations. Moreover, we have not received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to foreign investors.

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

Cash and Asset Flows through Our Organization

In light of our holding company structure, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur may highly depend upon dividends paid by our subsidiaries (including our WFOEs) to us, despite that we may obtain financing at the holding company level through other methods. Historically, under the VIE structure, such ability also relied on the service fees paid by the affiliated entities to our WFOEs. For instance, if any of our WFOEs incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and the investors in the ADS as well as the ability to settle amounts owed under the contractual arrangements. In June 2024 and April 2025, Beijing Liangzizhige made the cash distribution of US$5.3 million and US$10.0 million, respectively, to Witty Digital Technology Limited (“Witty Digital”), its holding company in Hong Kong. In October 2024, our board of directors declared a special cash dividend in the amount of US$0.067 per ordinary share, or US$0.201 per ADS. The cash dividend was paid in November 2024 to shareholders of record at the close of business on October 30, 2024. The aggregate amount of cash dividends paid was US$10.9 million. As of the date of this annual report, save as disclosed above, none of Here Group Limited, our WFOEs and the VIEs have paid any dividends or made any distributions to their respective shareholder(s), including any U.S. investors. In the fiscal years ended June 30, 2024, 2025 and 2026, the total amount of the service fees that Beijing Feierlai, Beijing Chuangyuqizhi and their subsidiaries paid to Beijing Liangzizhige under the contractual arrangements was RMB713.7 million, RMB612.7 million and RMB330.2 million, respectively. Other than such payments, there were no service fee payments under the contractual arrangements within our group in the relevant fiscal years. We expect to continue to distribute earnings at the request of our WFOEs and based on our business needs. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Here Group Limited, the subsidiaries of Here Group Limited (including our WFOEs) and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under PRC laws and regulations, our WFOEs are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our WFOEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Remittance of dividends by our WFOEs out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our WFOEs. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Here Group Limited and our Hong Kong subsidiaries, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Here Group Limited or its subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund our WFOEs only through capital contributions or loans, and fund the affiliated entities (if any) only through loans, subject to satisfaction of applicable government registration and approval requirements. For the fiscal years ended June 30, 2024, 2025 and 2026, before the VIE Termination, there were certain loans among Here Group Limited, our subsidiaries, and our VIEs and their subsidiaries, and certain dividends from our WFOEs to our Hong Kong subsidiaries.

In the fiscal years ended June 30, 2024 and 2025, Beijing Liangzizhige distributed a portion of its retained earnings of approximate US$5.3 million and US$10.0 million to its holding company in Hong Kong, Witty Digital Technology Limited, respectively. As of June 30, 2024, we had applied withholding tax rate of 5% based on the facts and circumstances of the offshore subsidiary and management’s interpretation of the HK DTA back then. During the fiscal year ended June 30, 2025, as there were new changes in relevant facts and circumstances, we accrued withholding tax on undistributed earnings as of June 30, 2025 using a 10% tax rate to reflect the management’s estimation accordingly. From June 30, 2025 onwards, we have continued to apply the 10% withholding tax rate.

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

D. Risk Factors

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business, industry and general operations

●	the shifts of our business model and offering mix, our limited experience with operating our current businesses, and the risk that our historical performance and growth rate may not be indicative of our future performance;

●	uncertainties associated with our pop toy business and the development of such business;

●	the intense competition in the industries that we operate in;

●	our ability to maintain and enhance our brand recognition and promote our IPs and products, and the risks associated with negative publicity;

●	our ability to develop a robust sales channel and implement effective marketing strategies; and

●	the complexity, uncertainties and changes in PRC regulations applicable to our businesses, including the licensing requirements for our business, product liability, data privacy and personal information protection.

Risks related to doing business in China

●	Chinese government’s significant authority to intervene or influence our operations at any time and to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers;

●	the ADSs being delisted and prohibited from being traded on a national securities exchange or in the over-the-counter trading market under the HFCAA if the PCAOB is unable to inspect auditors who are located in China;

●	impact from PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations;

●	uncertainties with respect to the PRC legal system, including such relating to the enforcement of rules and regulations in China and the risk that rules and regulations can change quickly with little advance notice; and

●	reliance on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and limitation on the ability of our WFOEs to make payments to us.

Risks related to our corporate structure

●	the agreements that established the structure of our legacy operations in China to be found not compliant with PRC regulations relating to the relevant industries;

●	the historical contractual arrangements with the VIEs and their shareholder being less effective than direct ownership in providing operational control;

●	uncertainty with respect to the enforceability of the historical contractual arrangements with the VIEs and their shareholder;

●	shareholders of the VIEs having conflicts of interest with us;

●	the risk that the historical contractual arrangements we had entered into with the VIEs may be subject to scrutiny by the PRC tax authorities; and

●	uncertainties with respect to the interpretation and implementation, and any changes thereto, of the PRC Foreign Investment Law, and other PRC regulatory restrictions on foreign investment in the relevant industries.

Risks related to our corporate governance

●	our status as an exempted company incorporated in the Cayman Islands;

●	our status as a foreign private issuer; and

●	our dual-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to the ADSs

●	volatility of the trading price of the ADSs;

●	the sale or availability for sale of substantial amounts of the ADSs; and

●	the voting rights of holders of ADSs being limited by the terms of the deposit agreement.

Risks Related to the Evolvement of Our Business Model

Our historical operating and financial performance as well as growth rate, especially those related to our discontinued operation, are not indicative of our future performance. If we fail to manage our growth or implement our future business strategies effectively, the success of our business and our future prospects may be compromised.

We have shifted our business model from the traffic-driven legacy businesses, which primarily comprise the legacy individual online learning services, to the product-driven pop toy business. We began to offer our financial literacy learning services in July 2019. From August 2021, we began to launch additional courses for other personal interests in skills upgrading and recreation and leisure. In addition, starting from early 2023, we entered into the consumer goods sector through e-commerce. Our historical performance for our legacy businesses, which have been reclassified in the accompanying consolidated financial statements as discontinued operation for all periods presented, is not directly comparable with or indicative of the performance of our current business, mainly our pop toy business, which we began to operate in 2025 along with the acquisition of equity interests in Shenzhen Letsvan. We acquired equity interests in Shenzhen Letsvan from December 2024 and obtained control over Shenzhen Letsvan in March 2025 and began to consolidate its results of operations from April 2025. For the fiscal years ended June 30, 2025 and 2026, we recorded revenue from our pop toy business of RMB65.8 million and RMB596.8 million (US$88.0 million), respectively. Subsequent to obtaining control over Shenzhen Letsvan, we undertook further steps to acquire all of the remaining equity in Shenzhen Letsvan. As of the date of this annual report, we hold 76.3% of the equity interests in Shenzhen Letsvan, and we are still in the process of acquiring the remaining equity interests in Shenzhen Letsvan, upon completion of which Shenzhen Letsvan will become our wholly-owned subsidiary. Furthermore, in September 2025, to restructure our legacy businesses, the following agreements were entered into by and among the relevant parties: (1) a termination agreement (the “VIE Termination Agreement”) by and among Beijing Liangzizhige, Beijing Feierlai, Beijing Chuangyuqizhi, and Shenzhen Erwan Education Technology Co., Ltd. (“Shenzhen Erwan”) to terminate the VIE agreements among these parties (the “VIE Agreements”); (2) an equity transfer agreement by and among Beijing Liangzizhige, Beijing Feierlai, Beijing Chuangyuqizhi, Shenzhen Erwan and the relevant buyer; and (3) an equity transfer agreement by and among the company, QuantaSing International Limited (“QS International”), Rare River Group Limited (“Rare River”) and the relevant buyer. Upon the effectiveness of the termination of the VIE Agreements, we no longer consolidate the financial results of Beijing Feierlai and Beijing Chuangyuqizhi, effective from September 30, 2025, and we began to wholly operate as a pop toy company. For details of these transactions, see “Item 4. Information on the Company—A. History and Development of the Company.”

As such, our historical business model with our legacy businesses does not serve as an adequate basis for evaluating our prospects and future operating and financial results, including, among others, our overall revenue growth, margin level and operating cash flows.  We cannot assure you that our new business will achieve the same level of success as that of our legacy businesses. In addition, the completion of any restructuring activities is subject to uncertainties, including applicable regulatory approvals and filings, and the ability of prospective parties to fulfill their obligations under the transaction agreements. These uncertainties may have a material adverse effect on our business, results of operations and financial condition, as well as our future prospects and the price of the ADSs.

We have undertaken several new business initiatives and monetization strategies in the past, and we may continue to experience shifts in business model in the future. We cannot assure you that such new business initiatives and monetization strategies and shifts in business model will be successful and achieve desired benefits to us.

Before we terminated the VIE Agreements and disposed of our interests in our legacy individual online learning service business and certain consumer and other businesses, we had diversified our individual online learning services beyond financial literacy, including upgrading our courses relating to other personal interests in skills upgrading and recreation and leisure. In early 2023, we entered into the consumer goods sector through e-commerce. We entered into the pop toy sector through the acquisition of equity interests in Shenzhen Letsvan initially in December 2024.

We have a limited track record or experience in generating revenue from new business initiatives, which may adversely affect our prospects and ability to compete with the existing market players in the relevant fields. The endeavors to offer new products, which are usually costly and time-consuming, could disrupt our ongoing business, divert our management resources, and require us to make significant investments in establishing and maintaining cooperative relations, pursuing new projects, and furthering sales and marketing efforts, all of which may not be successful. We may also have to optimize our employee structure to adapt to the evolving market and business conditions, which may adversely affect our business, results of operations, financial condition and reputation. We cannot assure you that any of our new business initiatives will achieve market acceptance or generate sufficient revenues in a timely manner, or at all, to offset the costs and expenses incurred prior to their launch, which may have a negative impact on our profitability and return on relevant investments. We also cannot assure you that any such initiatives will attain the growth rate as we anticipate, which could affect our growth prospects. In addition, we had suspended certain new consumer businesses before establishing a track record of relevant operations, such as the baijiu business.

Moreover, our pop toy business differs significantly from our legacy businesses and may fail to generate any synergistic effect with our existing resources or let us achieve any operating leverage. Our new business initiatives, whether successful or not, may also incur negative publicity, cause a negative impact to our reputation, and subject us to relevant legal and regulatory risks. If we are unsuccessful in the exploration of new businesses due to financial constraints, failure to attract qualified personnel, lack of relevant experience or other reasons, we may not be able to maintain or increase our revenue or recover any associated costs, expenses and expenditures, and we may have to adjust our operations and strategies accordingly, which could adversely affect our business, results of operations and financial condition.

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

Since 2023, we have pursued several consumer-facing business opportunities with several new ventures, through both organic growth and external investments, including our business expansion into e-commerce and wellness products businesses. We began to operate in the pop toy industry with our investment in Shenzhen Letsvan since early 2025, and we have wholly operated as a pop toy company after the VIE Termination. The pop toy business differs from our legacy businesses in many aspects, including business model, sales and marketing strategies, growth strategies, distribution channels, monetization methods, day-to-day operations, cash and income streams, cost management and IP management. The competitive landscape of the pop toy sector is also novel to us. We cannot assure you whether we can successfully leverage our existing operational expertise to manage and develop our pop toy business.

We cannot assure you that our pop toy business will attain the level of success of our online learning business in the near term or at all. Moreover, we are subject to a number of risks related to our pop toy business, many of which are different from our legacy businesses in which we have more experience, including:

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

Therefore, maintaining and enhancing the recognition and image of our brand is critical to our ability to differentiate our products and to compete effectively. Any actual or perceived contamination, spoilage or other product misbranding or tampering may lead to the erosion of our brand and damage to our brand value, regardless of its merits. We have invested significant resources in our high quality and popular products throughout our sales and distribution network. Our brand also depends on our ability to respond to competitive pressures. If we fail to do so, the value of our brand or reputation may be diminished and our business and results of operations may be materially and adversely affected. Furthermore, as we continue to grow in size, expand our product offerings and extend our geographic reach, maintaining product quality and consistency may be more difficult and we cannot assure you that we can maintain our customers’ confidence in our brand name. If consumers perceive or experience a reduction in the quality of our products or service, or consider in any way that we fail to deliver high quality products consistently, our brand value could suffer, which could have a material and adverse effect on our business.

We may be unable to expand and manage our sales and distribution network effectively.

We face risks associated with expanding and managing our sales and distribution network. There are a number of factors which could affect our ability to expand our sales network, and achieve satisfactory sales and profitability levels with our sales and distribution network, including: (1) our ability to find suitable partners and locations, including whether our terms with these partners on terms will be commercially acceptable to us; (2) competition for popular sales channels; (3) our ability to maintain an efficient and cost-effective operation (including adequate management and financial resources) with these sales channels; (4) our ability to effectively compete with other stores selling pop toys; (5) our ability to attract and retain high caliber sales personnel; and (6) our ability to maintain suitable level of inventories with our sales channel. If we fail to expand our sales and distribution channels effectively, we may not achieve optimal sales performance and our IPs may not be promoted effectively, and our results of operations and future prospects might be affected.

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

We have been and expect to continue to be involved with litigation and other legal proceedings related to intellectual property rights. For instance, with respect to our legacy individual online learning services business, certain of our competitors infringed certain copyrights of our financial literacy course contents and we sued such companies and claimed for, among others, injunctive relief and monetary damages. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation, however, may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, results of operations and financial condition.

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

As of June 30, 2026, we had inventories of RMB134.7 million (US19.9 million). We must maintain sufficient inventory levels to ensure our product demand can be met, while avoiding excess inventory. Failure to forecast consumer demand or respond to any unexpected event negatively affecting the sales of our products could expose us to inventory obsolescence or result in a decline in inventory value or inventory write-downs. Changes to our business focus or product portfolio may also cause our inventories to be irrelevant and render our capital outlays for inventories unnecessary. For instance, we incurred purchase commitment loss of inventories for our baijiu business as we voluntarily suspended relevant operations. On the other hand, inaccurate sales forecast or insufficient production capacity at our partner factories may lead to inventory shortage and result in our inability to meet market demand for our products and satisfy orders from our sales partners. Failure in managing our inventory could have a material and adverse impact on our business, results of operations and financial condition.

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

We engage third-party logistics service providers to transport our products from partner factories to our warehouses and/or customers. Our dependence on third-party logistics providers could expose us to potential service disruptions or inefficiencies. If these providers fail to meet their service obligations due to operational issues, financial difficulties, or other unforeseen circumstances, our ability to deliver products to customers in a timely and cost-effective manner may be impacted, which could cause a decline in product sales and loss of revenue. In addition, improper handling of our products by the logistics service providers could also result in product damage, which could lead to product liabilities or claims and negatively affect our brand image and reputation. Any of these events could have a material and adverse impact on our business, results of operations and financial condition.

The success of our operations depends on our ability to avoid infringing, misappropriating or otherwise violating the trademarks, copyrights, trade secrets, know-how, patents and other proprietary rights of third parties.

We cannot assure you that our business practices do not and will not infringe, misappropriate or otherwise violate any trademarks, copyrights, trade secrets, know-how, patents and other proprietary rights of third parties, given the uncertainties inherent in the scope of certain trademarks, copyrights, trade secrets, know-how, patents and other proprietary rights. The increasing use of artificial intelligence in our business operations, including the involvement of AI-generated content (AIGC) in the process of creating and designing IPs, may also increase the risk of intellectual property right infringement due to, among others, the potential use of third-party copyrighted materials without proper authorization in training AI models, the possibility that AI-generated designs may reproduce or closely resemble third-party protected works, and uncertainties regarding the allocation of liability for infringement arising from AI-generated content. Intellectual property related litigation is usually complex and the results of such litigation are unpredictable. As we gain greater visibility and market exposure as a public company, we may also be at greater risk of being the subject of intellectual property–related litigation. Third parties may claim that our products or activities infringe, misappropriate or otherwise violate their trademarks, copyrights, trade secrets, know-how, patents or other proprietary rights. Defending against these allegations and lawsuits could be costly, take a significant amount of time, distract management from our business operations and delay our product launch. In addition, if we are found to have infringed, misappropriated or otherwise violated a third party’s trademarks, copyrights, trade secrets, know-how, patents or other proprietary rights, we may be required to pay substantial damages or be subject to orders, judgments or administrative penalties that prohibit us from selling certain products or impose other liabilities on us. In addition, any allegation of infringement of the intellectual property rights of others, even if unfounded, could damage our reputation and tarnish our brand image. Furthermore, our use of the disputed intellectual properties may be restricted, which could disrupt our operations. Occurrence of any of these incidents could have a material and adverse impact on our business, results of operations and financial condition.

We have undertaken strategic collaborations with IP licensors. If we fail to expand or maintain our collaboration with IP licensors, or our existing collaboration with any of our IP licensors is terminated or curtailed, or if we are no longer able to benefit from such business collaborations, our business and results of operations may be adversely affected.

Strategic collaborations with IP licensors are part of our business expansion strategies. We collaborate with IP licensors to jointly develop products that attract consumers. If we are unable to expand or maintain our collaboration with them in the future, our business and operating results may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these IP licensors, it might be difficult for us to identify alternative qualified IP licensors, which might adversely impact our daily operation and consumer experience. Our cooperation with IP licensors may also be adversely affected by negative publicities regarding our IP licensors, which could negatively affect our reputation, business and results of operations. In addition, the license agreements we entered into with IP licensors may contain extensive and detailed provisions setting forth scope of licenses, such as categories and sub-categories of products authorized to use licensed IPs, authorized sales channels, territories where sales of co-branded products are allowed, among others. We, our employees and our business partners may inadvertently breach such IP protection provisions and therefore subject us to liabilities under our agreements with IP licensors. Disputes may also arise due to reasons that we are unable to foresee. If we are unable to resolve disputes with IP licensors, we may not be able to continue our cooperation with our IP licensors, which could have a material and adverse effect on our business and operating results.

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

Risks Related to Our Operations

Our continuing operations have incurred losses and may not achieve profitability in the future.

Our continuing operations are related to our pop toy business. We incurred net losses from continuing operations of nil, RMB21.8 million and RMB254.9 million (US$37.6 million) in the fiscal years ended June 30, 2024, 2025 and 2026, respectively (including an impairment loss on goodwill related to the acquisition of Shenzhen Letsvan was RMB124.1 million (US$18.3 million) for the fiscal year ended June 30, 2026). We cannot assure you that we will be able to generate net income or positive cash flow from operating activities in the future. Our future ability to maintain profitability will depend in large part on our ability to successfully operate and monetize from our pop toy business, maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our revenues. In particular, our ability to achieve and maintain profitability will depend on the success of our IPs and products, which may take time to win market awareness and popularity. As a result of the foregoing, we may not be able to achieve profitability with our pop toy business in the future.

Our investments, acquisitions and alliances may require significant management attention and adversely affect our business operations, results of operations and financial condition.

We continually evaluate and consider strategic investments, combinations, acquisitions or alliances. For instance, in September 2023, we entered into an agreement relating to the acquisition of KELLY’S EDUCATION LIMITED (“Kelly’s Education”), a personalized online language education service provider in Hong Kong, pursuant to which we acquired all of the issued share capital of Kelly’s Education for a total consideration of HK$2.0 million. In addition, through a series of transactions during the fiscal year ended June 30, 2025, we acquired controlling interests in Shenzhen Letsvan, a company specializing in IP incubation, copyright commercialization, and the promotion and sales of pop toys, through which we began to engage in our primary business currently, namely pop toy business. If these investments and acquisitions do not perform as we expected, become less valuable to our business due to a change in our overall business strategy, or if the industry, regulatory or economic environments deteriorate, they could result in significant impairment of investments. Specifically, our impairment loss on goodwill related to the acquisition of Shenzhen Letsvan was RMB124.1 million (US$18.3 million) for the fiscal year ended June 30, 2026, primarily reflecting lower-than-anticipated financial performance amid macroeconomic headwinds.

We may not be able to identify suitable strategic alliances or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. Furthermore, these transactions could be material to our business if consummated. We may not have the financial resources necessary to consummate any acquisitions in the future or the ability to obtain the necessary funds on satisfactory terms. There may be particular complexities, regulatory or otherwise, associated with further expansion into new markets, and our strategies may not succeed beyond our current markets. Any future acquisitions may also result in significant transaction expenses in addition to integration and consolidation risks. We may not have sufficient management, financial and other resources to integrate any such acquisitions or to successfully operate new businesses, and we may be unable to profitably operate our expanded company. If we are unable to effectively address these challenges, our ability to execute acquisitions will be impaired, which could have an adverse effect on our growth.

We may be adversely affected by negative publicity concerning us or our current and legacy business, brands, IPs, products and services, shareholders, affiliates, directors, officers, employees, the industries in which we operate regardless of its accuracy.

Negative publicity about us and our current and legacy business, brands, IPs, products and services, shareholders, affiliates, directors, officers, employees, the industries in which we operate can harm our brand recognition and reputation. For instance, with respect to our legacy individual online learning services, we had, from time to time, been subject to online complaints from alleged users or third parties claiming that our paid courses were overpriced and not useful, or claiming that the content on our platforms and the description about our services are invalid and misleading, or against our legacy brands. We were also exposed to negative publicity concerning refund disputes over course fees between us and the learners for our legacy individual online learning services or administrative penalties. We had also been subject to claims of fraudulent activities for the provision of our online learning services, which could harm consumer interests. Moreover, with our pop toy business, the reputation of our HERE奇梦岛 brand (previously known as Letsvan) plays a crucial role in consumer perception of us and the sales of our products. Addressing such adverse publicity may necessitate the launch of defensive media campaigns or legal actions, leading to increased marketing and legal expenses and diverting management’s focus from core operations. Any counterfeit products or knockoffs may also infringe and undermine our brand reputation in general.

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

With regards to our legacy individual online learning services business before the VIE Termination, according to relevant PRC laws and regulations, no entities or individuals may provide internet audio-visual program services, which include making and editing of audio-visual programs concerning educational content and broadcasting such content to the general public online, without the Audio-Visual License, issued by the State Administration of Press, Publication, Radio, Film and Television (the “SAPPRFT”) (currently known as National Radio and Television Administration), or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for an Audio-Visual License. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on online transmission of audio-visual programs.” We did not obtain the Audio-Visual License for offering certain courses in live streaming format and video recordings of live streaming courses and certain other audio-video contents such as short, pre-recorded videos and audio podcasts through our platforms to our users. We were, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. As of the date of this annual report, we have not been subject to any penalties imposed by, or any investigations initiated by, the relevant government authorities due to such provision of internet audio-visual contents through our platforms without any requisite license before the VIE Termination. In addition, with respect to our legacy businesses, due to the ambiguity of the definition of “online publishing service” under the PRC laws and regulations, the online distribution of content, including our audio-visual contents and other course materials, through our platforms, may be regarded as an “online publishing service” and, therefore, we or the affiliated entities may be required to obtain an Online Publishing Service License. Failure to obtain such licenses may lead to fines, confiscation of relevant gains, suspension of the operations of our online platforms and other liabilities. As of the date of this annual report, we have not been required by the relevant regulatory authorities to obtain such license for our legacy businesses, nor have we been subject to any penalties imposed by, or any investigations initiated by, the relevant government authorities for failure to obtain such license.

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

On September 24, 2024, the State Council promulgated the Administration Regulations on Cyber Data Security, which came into effect on January 1, 2025. The Administration Regulations on Cyber Data Security reiterate and refine the general regulations for cyber data processing activities, rules of personal information protection, important data security protection, cyber data cross-border transfer management, and the responsibilities of online platform service providers. In particular, the Administration Regulations on Cyber Data Security provide that cyber data processors whose cyber data processing activities affect or may affect national security shall be subject to national security review in accordance with the relevant regulations. However, the Administration Regulations on Cyber Data Security provide no further explanation or interpretation for the criteria on determining the risks that “affect or may affect national security.” Additionally, since the Administration Regulations on Cyber Data Security are still relatively new, the interpretation and implementation of these regulations may further evolve and develop.

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

Overseas expansion is a crucial part of our long-term business strategy, especially with our venture into the pop toy sector. We have selectively engaged in certain international expansion initiatives, such as the overseas operations of the pop toy business. While overseas operations currently have not contributed a significant portion of our revenue, as our overseas operations grow and deepen, we could be faced with increased risks, including, among others:

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

In the course of preparing and auditing our consolidated financial statements for the fiscal years ended June 30, 2024, 2025 and 2026, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of June 30, 2026. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

To remedy our identified material weakness, we will continue to improve our internal control over financial reporting. For details, see “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” The implementation of these measures, however, may not fully address the material weakness identified in our internal control over financial reporting, and we cannot conclude that it has been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

We lease properties from third parties primarily for our offices, offline stores and warehouses in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities. As of the date of this annual report, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of such leased properties. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

Failure to make adequate contributions to social insurance and housing fund as required by PRC regulations may subject us to penalties.

In accordance with the PRC Social Insurance Law and the Administrative Measures on Housing Fund and other relevant laws and regulations, an employer is required to pay basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing fund (the “Employee Benefits”), for its employees in accordance with the rates provided under relevant regulations and withhold the Employee Benefits that should be assumed by the employees. Historically, we had not made sufficient contribution of the Employee Benefits for some employees. For our legacy individual online learning business, we started to make sufficient contribution of Employee Benefits for all employees from July 2023 in accordance with relevant regulations in China. Meanwhile, for our pop toy business, we started to make sufficient contribution of Employee Benefits for all employees from July 2025 in accordance with relevant regulations in China. We have made adequate provision in relation to the insufficient contribution of the Employee Benefits in our financial statements. However, we cannot assure you that the relevant government authorities will not, in the future, require us to pay the outstanding amount and impose late fees or fines on us, in which case our business, results of operations and financial condition may be adversely affected.

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

In connection with our restructuring and spin-off, we adopted our 2018 share incentive plan (the “2018 Plan”) and 2021 global share plan (the “2021 Plan”) in May 2022 to reflect the respective interests of grantees prior to the restructuring and spin-off and to provide for future incentive grants to our employees, directors and consultants. Under the 2018 Plan and the 2021 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 38,240,745 Class A ordinary shares. As of October 21, 2026, options to purchase a total of 18,922,459 Class A ordinary shares under the 2021 Plan had been granted and outstanding, and 13,797,510 of such options had been exercised. As of October 21, 2026, there had been no options granted under the 2018 Plan. We recorded share-based compensation of nil, RMB2.5 million and RMB37.0 million (US$5.4 million) from continuing operations for the fiscal years ended June 30, 2024, 2025 and 2026, respectively. We may continue to record significant share-based compensation expenses in relation to such share option grants. We expect to grant awards under such plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees and may therefore record additional amount of share-based compensation expenses. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for details. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations and financial condition.

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

In addition, natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, power outages, other pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially and adversely affect our business operations and financial performance. These events could result in server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software, hardware, storage and network. Any interruptions to our sales and marketing activities due to extraordinary event can materially affect our ability to grow our consumer base and impair our consumer experience, disrupt normal business operations, and be detrimental to our reputation and growth prospects. In addition, in recent years, there have been other breakouts of epidemics in China and globally. Normal business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. Our results of operations could be also adversely affected to the extent that any of the extraordinary events harms the PRC economy in general.

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

Here Group Limited is a Cayman Islands holding company with no substantive operations. Our WFOEs are foreign-invested enterprises under PRC laws and, accordingly, they are not eligible to engage in businesses that are subject to foreign ownership restriction under the PRC laws. Our legacy individual online learning services business and certain consumer and other businesses was carried through the historical contractual arrangements entered into by Beijing Liangzizhige with Beijing Chuangyuqizhi and Beijing Feierlai. For details, see “Item 4. Information on the Company—A. History and Development of the Company.” Investors in the ADSs are purchasing the equity securities of Here Group Limited, the Cayman Islands holding company, rather than the equity securities of any of our subsidiaries or the VIEs. Before the VIE Termination, the contractual arrangements with the respective VIE and its shareholder had enabled us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

In the opinion of our PRC counsel, CM Law Firm, (1) the ownership structures of our WFOE and the VIEs in China under the historical contractual arrangements were not in any violation of the applicable PRC laws or regulations then in effect; and (2) prior to the termination thereof, the agreements under the historical contractual arrangements among each of our WFOE, the VIEs and their shareholder governed by PRC law were valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations. However, we have been further advised by our PRC counsel that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The PRC government may ultimately take a view different from the opinion of our PRC counsel. The agreements under the historical contractual arrangements among our WFOE, the VIEs and their shareholder have not been tested in a court of law. If the PRC government otherwise find that we have been in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our legacy individual online learning services business, the relevant government authorities would have discretion in dealing with such violation, including, without limitation:

●	revoking the relevant business and/or operating licenses (if any);

●	discontinuing or restricting any related-party transactions between our company and the VIEs (if any);

●	imposing fines and penalties, confiscating the income that they deem to be obtained through illegal operations, or imposing additional operational requirements which we or the VIEs may not be able to comply with;

●	restricting or prohibiting our use of the proceeds of our initial public offering in January 2023 to finance our business and operations in China;

●	restricting the use of financing sources by us or otherwise restricting our or their ability to conduct business; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

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

If we had direct ownership of the VIEs in China, we would have been able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the historical contractual arrangements, we had relied on the performance by the VIEs and their shareholder of their obligations under the contracts to direct the VIEs’ activities. The shareholder of the VIEs may not act in the best interests of our company or may not perform its obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these historical contracts (if any) through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

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

All the agreements under our historical contractual arrangements with the VIEs are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. However, uncertainties in the PRC legal system could limit the ability to enforce these historical contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in China courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that these historical contractual arrangements are unenforceable, or if there is any significant delay or other obstacles in such process, our control over the VIEs under the historical contractual arrangements may be deemed ineffective, which could have a material adverse impact on us and the price of the ADSs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the enforcement of and changes in laws and regulations in China could have a material adverse effect on our business, results of operations, financial condition and growth prospects, and cause the ADSs to significantly decline in value or become worthless.”

The shareholder of the VIEs under our historical contractual arrangements may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholder of the VIEs under our historical contractual arrangements may have actual or potential conflicts of interest with us. The shareholder may breach, or cause the VIEs to breach, the historical contractual arrangements, which would have a material adverse effect on our ability to consolidate the financial results of the affiliated entities and receive economic benefits from them. We cannot assure you that when conflicts of interest arise the shareholder will act in the best interests of our company or such conflicts will be resolved in our favor.

Under the historical contractual arrangements, we did not have any arrangements to address any conflicts of interest between the shareholder of the VIEs and our company, except that we had the right to exercise the purchase option under the exclusive option agreement with the shareholder to request it to transfer all of its equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who were also our directors and officers, we relied on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholder of the VIEs under the historical contractual arrangements, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. The shareholder of the VIEs may be involved in disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the VIEs and their shareholder. Although under our historical contractual arrangements, it is expressly provided that the VIEs and their shareholder shall not assign any of their respective rights or obligations to any third party without the prior written consent of our respective WFOE, we cannot assure you that these arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our historical contractual arrangements with the VIEs will be deemed to be in violation of the market access requirements for foreign investment in China and if yes, how our historical contractual arrangements with the VIEs should be dealt with.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended June 30, 2026.

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

The global macroeconomic environment has been facing numerous challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over the economic and other impacts of the tensions in the international relationship. There have also been concerns about the relationship between China and other countries and regions, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, tariffs and sanctions. For instance, the U.S. introduced a series of tariffs in early 2025, targeting imports from China and other regions. Significant tariffs have been imposed starting February 2025, followed by further measures. Subsequently, China has introduced reciprocal tariffs, followed by tariff and other countermeasures between these countries. Any substantial increases in tariffs or trade restrictions implemented by these two economies could lead to retaliatory measures and disrupt global supply chains, which could affect our expansion plans and overseas sales, and have a material adverse effect on our business and future prospects.

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

Moreover, developments in the pop toy industry and other industries and that we are and will be involved in may lead to changes in PRC laws, regulations and policies or in the interpretation and application thereof. As a result, we may be required by the regulators to upgrade or obtain the licenses, permits, approvals, to complete additional filings or registrations for the products and services we offer, or to modify business practices that may subject us to various penalties, including criminal penalties for individual and entity. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn could materially and adversely affect our business operations.

Furthermore, the PRC legal system continues to evolve, and government policies and internal rules may not always be published on a timely basis, and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability and uncertainties could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our results of operations and financial condition and cause the ADSs to significantly decline in value or become worthless.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management’s attention. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

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

Here Group Limited is a Cayman Islands holding company with no operations in China. We currently rely on dividends and other distributions on equity paid by our WFOEs, and before the VIE Termination, we also relied on such from the affiliated entities, for our cash and financing requirements, including the funds necessary to make overseas investments, fund our overseas operations, pay dividends and other cash distributions to our shareholders and service any debt we may incur. See “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—Financial Information Related to the Affiliated Entities” for details of the cash flows within our group. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Here Group Limited or our subsidiaries to transfer cash or assets. Current PRC regulations permit our WFOEs to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOEs are required to set aside at least 10% of their accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on dividend distribution.” As a result of these laws, rules and regulations, our WFOEs are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.

While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Here Group Limited and our Hong Kong subsidiaries, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Here Group Limited or its subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.

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

In the future, we may pursue potential strategic acquisitions that are complementary to our business in China. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business or maintain market share. Furthermore, there is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of MOFCOM or other PRC government authorities for our mergers and acquisitions. There is no assurance that we can obtain such approval from MOFCOM or any other relevant PRC government authorities for our mergers and acquisitions. Any uncertainties regarding such approval requirements could have a material adverse effect on our business and results of operations and our corporate structure.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or additional capital contributions to our WFOEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Here Group Limited is a Cayman Islands holding company. We conduct our operations in China through our WFOEs and, before the VIE Termination, also through the affiliated entities. We may make loans to our WFOEs or the VIEs subject to the approval from or registration with government authorities and limitation on amount, or we may make additional capital contributions to our WFOEs. Any loan to our WFOEs is required to be registered with SAFE or its local branches.

SAFE promulgated the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (the “SAFE Circular 19”), effective from June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “SAFE Circular 16”), effective from June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. The SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our WFOEs, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Circular of Further Facilitating Cross-border Trade and Investment (the “SAFE Circular 28”) which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business (the “SAFE Circular 8”), under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. However, there are still uncertainties in practice as to its interpretation and implementations in practice.

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

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations or overseas direct investment filings. However, we may not at all times be fully aware or informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. Mr. Peng Li, being the relevant beneficial shareholder of our company, has completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations, filings or approvals required by SAFE regulations or other regulations relating to overseas investment activities issued by MOFCOM and the NDRC. Furthermore, government authorities may also issue new laws, rules and regulations and amend, revise or enhance enforcement of existing laws, rules and regulations, which could require us or our shareholders to conduct new filings or obtain additional approvals. Failure by such shareholders or beneficial owners to comply with such regulations, or failure by us to amend the foreign exchange registrations of our WFOEs, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our WFOEs’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

Under PRC laws, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR. Although we usually utilize chops to enter into contracts, the designated legal representatives of our PRC subsidiaries have the apparent authority to enter into binding contracts on behalf of these entities without chops. In order to maintain the physical security of our chops, we generally have them stored in secure locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for instance, by entering into a contract not approved by us, or seeking to gain control of any of our PRC subsidiaries. If any employee obtains, misuses or misappropriates corporate chops and seals or other controlling non-tangible assets for whatever reason, the business operations of the relevant entities could be disrupted. We may have to take corporate or legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties against us, which could involve significant time and resources to resolve and divert management attention from business operations. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. For instance, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of short-swing benefits;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

As of October 21, 2026, Mr. Peng Li beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted 31.8% of our total issued and outstanding share capital and 82.4% of the aggregate voting power of our total issued and outstanding share capital as of the same date. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holder(s) of Class B ordinary shares have and will continue to have considerable influence over matters which require shareholders’ approval, such as decisions regarding statutory mergers and consolidations, amendment to our memorandum and articles of association and other significant corporate actions. Such holder(s) may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our founder, Mr. Peng Li, has considerable influence over us and our corporate matters.

As of October 21, 2026, Mr. Peng Li beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute 31.8% of our total issued and outstanding share capital and 82.4% of the aggregate voting power of our total issued and outstanding share capital as of the same date. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Mr. Peng Li has considerable power to control actions that require shareholders’ approval under Cayman Islands law, such as approving statutory mergers and consolidations, and amending our memorandum and articles of association. This control will limit your ability to influence corporate matters and may prevent transactions that would be beneficial to you, including discouraging others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

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

We are a “controlled company” as defined under the Nasdaq Stock Market listing rules because Mr. Peng Li, our founder, control more than 50% of our total voting power. Pursuant to our third amended and restated memorandum and articles of association, an ordinary resolution to be passed at a shareholders’ meeting requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as making changes to our memorandum and articles of association. As a result, Mr. Peng Li will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—Risks Related to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

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

The trading price of the ADSs may be volatile widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our operations including the following:

●	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services and courses and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

●	changes in the performance or market valuations of other pop toy companies;

●	detrimental negative publicity about us, our competitors or our industries;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industries;

●	general economic or political conditions affecting China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar; and

●	potential litigation or regulatory investigations.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We had 106,735,243 Class A ordinary shares and 49,859,049 Class B ordinary shares outstanding as of October 21, 2026, including 65,688,927 Class A ordinary shares represented by ADSs.

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

As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you cancel and withdraw such ordinary shares. Under our third amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

We believe we were a passive foreign investment company for our fiscal year ended June 30, 2026, and we may be a PFIC for future fiscal years which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes, for any fiscal year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. For purposes of making a PFIC determination, the non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is not entirely clear, we treated the formerly affiliated entities as being owned by us for U.S. federal income tax purposes for periods prior to the VIE termination. Prior to the VIE Termination, we controlled their management decisions and were entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their financial results in our consolidated U.S. GAAP financial statements for periods prior to the VIE termination. On September 30, 2025, the Company terminated its contractual arrangements with its two VIEs pursuant to the VIE Termination Agreement. Effective from September 30, 2025, we no longer consolidate the financial results of two VIEs.

Based on the market price of our ADSs and the composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our fiscal year ended June 30, 2026. However, because the determination of whether we are or will become a PFIC for any fiscal year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance regarding our PFIC status for any taxable year. Furthermore, the value and proper classification of certain of our assets for U.S. tax purposes is subject to uncertainty, which may affect our PFIC status for any taxable year. In addition, fluctuations in the market price of the ADSs may increase the risk that we continue to be a PFIC for subsequent fiscal years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other intangibles, may generally be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

Because we believe we were a PFIC for the fiscal year ended June 30, 2026, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—General”) who holds or acquires our ADSs or our Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Here Group Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We currently carry out our pop toy business primarily in China through Shenzhen Letsvan, and, to a much lesser extent, overseas pop toy business through several overseas subsidiaries. Before the VIE Termination in September 2025, we carried out our legacy individual online learning services business and certain consumer and other businesses in China through Beijing Liangzizhige, one of our WFOEs, and its contractual arrangements, commonly known as the VIE structure, with Beijing Chuangyuqizhi and Beijing Feierlai, the variable interest entities based in China, and their respective nominee shareholder.

Corporate restructuring before the IPO

We began our online learning services in 2019 when we were within the group of Witty network, a Cayman Islands holding company held by our existing shareholders. In anticipation of our initial public offering and in order to focus on developing our online learning and enterprise service business, our shareholders restructured the corporate structure and spun-off these businesses from Witty network and its affiliate, EW Technology, into the entities within our group.

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

From June 2025, we undertook further steps to acquire all of the remaining equity interests in Shenzhen Letsvan from the minority shareholders through a mix of cash and stock consideration. The aggregate cash consideration to the minority shareholders amounted to RMB137.9 million. For the stock consideration and by way of private placement, we shall issue an aggregate of 18,219,330 Class A ordinary shares to Mr. Huiyu Zhan (Zack) (“Mr. Zhan”), the founder and chief executive officer and a director of Shenzhen Letsvan, as consideration for his remaining interests in Letsvan. The share issuance shall take place in three installments and be subject to certain restrictions and limitations, including respective vesting schedules and lock-up requirements. As of the date of this annual report, certain portion of this acquisition still remain in progress, and we hold 76.3% of the equity interests in Shenzhen Letsvan.

VIE Termination and Restructuring of Legacy Businesses

In furtherance of our strategy to pursue product-driven growth with the pop toy business, we restructured our legacy businesses through a series of transactions from September 2025. On September 30, 2025, Beijing Liangzizhige, entered into the VIE Termination Agreement with Beijing Feierlai and Beijing Chuangyuqizhi, and the respective nominee shareholder of Beijing Feierlai and Beijing Chuangyuqizhi, to terminate the contractual arrangements among these parties, including the termination of the voting rights proxy agreements, equity pledge agreements, exclusive consultancy and service agreements and exclusive option agreements. As part of the business restructuring and in connection with the termination of the VIE Agreements, we (through our relevant subsidiaries and the affiliated entities) entered into equity transfer agreements with the relevant entities of a third-party buyer (the “Buyer”) on September 30, 2025, pursuant to which Beijing Liangzizhige would instruct the nominee shareholder to transfer all of its equity interests in Beijing Feierlai and Beijing Chuangyuqizhi to the Buyer, and the company shall transfer all of its equity interests in QS International and Rare River to the Buyer, for an aggregate consideration of RMB162 million and US$2.5 million, and the Buyer would assume the net liabilities of these transferred entities as of June 30, 2025, subject to further adjustments reflecting the net liabilities changes before the closing and other adjustments as may be mutually agreed upon by the parties. The termination of the VIE Agreements took effect on September 30, 2025. We began to deconsolidate the results of operations of the affiliated entities from September 30, 2025. As a result of the business restructuring, we ceased to engage in any individual online learning services business in the PRC or overseas or any other consumer businesses or any other business, and continued to operate our pop toy business through Shenzhen Letsvan, together with all the other entities remaining in our group following the restructuring of the legacy businesses.

Our principal executive offices are located at Room 3008, 30/F, Two Exchange Square, 8 Connaught Place Central, Hong Kong. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The telephone number of our principal executive office is +852 2988 8279. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our main website is http://www.heregroup.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

The SEC maintains an internet site, http://www.sec/gov, which contains reports, proxy and information statements, and other information regarding us. We also maintain an internet site, http://ir.heregroup.com/, for investors’ information. The information contained on our website is not a part of this annual report.

B. Business Overview

Our Pop Toy Business

We create collectible pop toys that spark joy and inspire global culture. With innovative design and storytelling at our core, we deliver immersive experiences that connect deeply with collectors worldwide. Guided by joy, integrity, wonder, and co-creation, we are building vibrant cultural ecosystems where fans shape and share dreams.

Our IP portfolio

Our ecosystem is structurally designed to mitigate single-IP dependency. We are building a growing and diverse IP portfolio, underpinned by our strong ability to develop proprietary IPs as well as to attract collaborations with recognized IPs. As of June 30, 2026, our total IP portfolio expanded to 22 IPs, comprising 13 proprietary IPs, including WAKUKU and ZIYULI, and 9 exclusively licensed IPs.

Our IP portfolio is built through a balanced mix of proprietary development and strategic licensing partnerships. We also pursue selective co-branded collaborations when the right opportunities arise. This combined approach demonstrates our strong capabilities in IP creation and commercialization. Each IP in our portfolio speaks to its own target audience, with distinct characteristics and appeal. This allows us to reach different consumer segments with precision and depth. We consider these capabilities to be core competitive advantages that distinguish us within the pop toy industry. We are committed to continuing our investment in building a solid IP foundation, which we believe will support our ability to capture and sustain a meaningful share of the growing global pop toy market.

Our IP portfolio is further strengthened through strategic partnerships with globally recognized IP holders and co-branded collaborations. Under licensing agreements, we reinterpret these beloved characters to develop exclusive variants. We also work with partners across media and cultural sectors to extend our brand influence. These collaborations amplify our brand visibility, allowing us to tap into established fan communities and reach new consumer segments, while generating rapid market traction alongside our in-house-developed offerings.

From July 1, 2025 to September 30, 2026, we continued to expand our IP portfolio across both proprietary and exclusively licensed IP offerings. On the proprietary side, we introduced YONNNA, a new IP with a retro-fantasy aesthetic, while continuing to develop new collections for our established flagship IPs. On the exclusively licensed IP side, we have expanded our portfolio including YEAOHUA, VIVIMANI, fluffy lili, LucStarry, Clomii, NAAYE and mix angel. These additions further enriched our IP matrix and expanded our reach across different consumer segments.

We remain fully committed to strengthening our IP foundation, which we believe will enable us to capture and sustain a meaningful share of the growing global pop toy market.

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

In the fiscal year ended June 30, 2026, we generated a total revenue of RMB369.3 million from the sales of WAKUKU, accounting for 61.9% of our total revenue of the same period, which underscored its foundational market stability and lasting emotional equity with consumers.

ZIYULI

ZIYULI, a Chinese Princess who “grows by your side,” is depicted as a timeless sixteen-year-old. With large eyes and round cheeks, her cute design contrasts with a playful, whimsical personality. This relatable character aims to personify a “youthful heart,” fostering an emotional connection that celebrates optimism and perpetual youth among her fans.

Our licensed IPs

To accelerate the expansion of our IP matrix and enhance the diversity of our product lines, we have initiated a series of strategic partnerships with third-party IP holders and designers. As of June 30, 2026, our efforts have resulted in a pipeline of 9 licensed IPs, all under exclusive agreements. We believe that these collaborations will enable us to introduce new and compelling product categories more swiftly, cater to a broader consumer base, and solidify our competitive position in the dynamic pop toy market. The following image illustrates our licensed IPs.

The following table sets forth key information of our licensed IPs.

IP	Licensed Territory	License Type	License Period
SIINONO	Global	Exclusive IP	February 2025—February 2033 (8 years)
IMPOPO PIX	Global	Exclusive IP	April 2025—April 2033 (8 years)
YEAOHUA	Global	Exclusive IP	September 2025—August 2028 (3 years)
VIVIMANI	Global	Exclusive IP	September 2025—August 2028 (3 years)
fluffy lili	Global	Exclusive IP	January 2026—December 2028 (3 years)
LucStarry	Global	Exclusive IP	January 2026—January 2031 (5 years)
Clomii	Global	Exclusive IP	December 2025—December 2030 (5 years)
NAAYE	Global	Exclusive IP	January 2026—December 2028 (3 years)
mix angel	Global	Exclusive IP	June 2026—June 2029 (3 years)

SIINONO

SIINONO, a new IP launched in July 2025, is an alien creature from the warm and carefree planet Hacci. It is a story about accidental arrival and cheerful exploration, marked by a shy and curious personality, which creates a whimsical narrative of belonging that resonates deeply with audiences.

In its first full fiscal year, we generated a revenue of RMB92.7 million from the sales of SIINONO, contributing 15.5% to our revenue for the fiscal year ended June 30, 2026. Its rapid rise from zero to a near RMB100-million annualized scale in under 12 months confirms our ability to systematically incubate and scale new IPs.

Our co-branded IPs

To further enrich our IP ecosystem and expand our reach into new consumer segments, we have pursued selective co-branded collaborations with partners across industries. These partnerships allow us to combine our IP development capabilities with complementary brand strengths, creating fresh and distinctive product offerings. As of the date of this annual report, we have established two co-branded IPs. We believe these collaborations enhance our brand vitality, broaden our audience base, and reinforce our position in the competitive pop toy market. The following image illustrates our co-branded IPs.

AOO

AOO, a co-branded IP launched in April 2026, is defined by a bold and fearless spirit. With a personality that is cool, playful, and fiercely independent, the character embodies a modern attitude of self-expression and confidence. AOO’s story and aesthetic resonate with young consumers who embrace individuality and authenticity. In June 2026, we expanded the IP with its 2.0 collection, further enriching its character expression and product offerings.

Our IP Development Strategy

We remain committed to building long-term IP value through a disciplined, quality-driven approach, developing a diverse portfolio of IPs with lasting relevance.

On IP sourcing, we pursue both original creation and licensing partnerships, building a platform for discovering and nurturing artists. The portfolio currently includes 22 IPs, spanning styles from cool-cute to adorable to fashion-forward, with continuous efforts to bring in emerging designers and artists to sustain creative vitality.

On commercialization, IP value is activated across multiple scenarios. Our IPs have established meaningful collaborations across beverages, fashion, sports, arts and culture, steadily extending their reach into broader consumer touchpoints. These are not one-off marketing events. They are how we build momentum for our IPs, extend their lifecycles, and create ongoing interaction with users.

On user experience, offline DTC stores serve as the core engagement ground, while new formats including transportation hubs, pop-up spaces, and themed experiences are being actively explored. These real-world interactions allow our IPs to build genuine, lasting connections with users.

Rather than pursuing short-term product cycles, we focus on building IPs with distinctive character and storytelling that truly earn a place in people’s lives. We maintain our own design judgment and creative conviction, rather than following market trends. We also recognize that an IP’s long-term asset value is linked to its perceived scarcity, and we manage our supply with discipline to protect that value. This is the foundation of our long-term, sustainable growth.

Our product offerings

We have developed an IP toy portfolio based on our proprietary and licensed IPs. We believe our IP toys have wide appeal to different age groups and genders. Our “HERE奇梦岛” branded products primarily include plush toys and figures. As of June 30, 2026, we operated over 40 blind box product lines and over 30 plush pendant card products across our IP portfolio.

Plush toys

Our plush toy collection brings to life soothing characters from our proprietary and licensed IPs through advanced material innovation. We use diverse materials, including standard plush, slow-rebound foam and soft vinyl, to create multi-sensory experiences that deliver both stress-relieving comfort and emotional connection. This strategic material selection, exemplified in series such as “The Handicraft World of WAKUKU” and SIINONO “Whispers of ‘Ta’,” transforms our products into cherished companions while supporting a premium pricing strategy ranging from RMB69.8 to RMB1,099 per unit.

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

IP merchandise

In addition to plush toys and figures, we offer a diversified range of IP merchandise that extends our proprietary and licensed IPs into everyday lifestyle and collectible formats. This category includes mouse pads, earphone pouches, phone lanyards, throw pillows, tissue box covers, and other character-based products. By translating our IP designs and stories into multiple product formats and price points, we aim to deepen fan engagement, broaden our reach across age groups and genders, and create recurring purchase opportunities. This merchandise offering complements our core toy portfolio, reinforces brand loyalty, and supports the long-term commercialization of our IP assets.

Our designer team and IP creation process

Our in-house designer team

Our fully integrated in-house design team provides a fundamental competitive edge by ensuring full control over our IP development lifecycle. The team possesses full chain capabilities to independently complete IP character and product design, allowing for effective control over creative direction and product quality. This structure guarantees a reliable and continuous IP pipeline while maintaining rigorous quality standards from concept to final product. It creates a closed-loop feedback system that allows for rapid iteration and refinement of our characters based on real-time market response. We consistently identify and attract talented professionals with strong market insight and IP creation capabilities, and through a standardized design management process, we ensure consistency and coherence in stylistic expression across all IP series. This approach not only accelerates our time-to-market for trend-responsive products but also fosters proprietary institutional knowledge and cohesive brand storytelling across all offerings. The team is committed to delivering high-quality creative output across diverse emotional dimensions, supporting the expansion of our IP matrix and product category diversification. By synchronizing creative development with strategic business objectives, we build deeper emotional connections with consumers and establish significant barriers to competition that are difficult to replicate. Looking forward, we will continue to maintain the team’s acumen and creativity, and consistently deliver IPs and products that resonate emotionally with consumers.

Our proprietary IP creation

Our proprietary IPs—including flagship characters WAKUKU and ZIYULI—are developed through our specialized in-house incubation methodology. This systematic process helps us effectively cultivate culturally resonant IPs by integrating precise audience targeting, focused creative development, and iterative market testing. Through this approach, we consistently launch IPs that capture consumer interest and maintain relevance in the evolving pop toy market. Our proprietary IPs continued to gain market recognition, with flagship characters maintaining strong performance and new additions steadily expanding our portfolio. We remain committed to refining our incubation methodology and exploring innovative ways to develop IPs with long-term cultural and commercial value.

Our licensed IP selection

Our core strategy is to identify, sign, and long-term incubate high-quality original Chinese IPs, guided by a systematic framework designed to partner with IPs that possess long-term, multi-dimensional value. We are committed to continuously improving our full-chain mechanism covering IP sourcing, evaluation, signing, content development, product design, marketing, and commercial operations. We target IPs across four key dimensions: Emotional Appeal (distinct and resonant character design), Content Potential (strong storytelling foundations), Cultural Relevance (fashion-forward and adaptable aesthetics), and Artistic Depth (conceptual and philosophical strength). Our selection process is rigorous, prioritizing IPs that demonstrate clear design differentiation, proven commercial viability, strong product extensibility across categories and demographics, and collaborative partnership potential.

In parallel, we are expanding our partnership scope globally by selectively incorporating internationally recognized IPs through co-branding initiatives, which enhance our brand presence and demonstrate our design and commercialization capabilities in the pop toy and derivative products sector. These capabilities, channel resources, and operational expertise will, in turn, further reinforce our original Chinese IP development, forming a sustainable cycle centered on the cultivation and commercialization of in-house IP.

This disciplined selection process, combined with our fully integrated in-house design team, provides us with a fundamental competitive edge. This structure ensures end-to-end quality control from concept to finished products and establishes a closed-loop feedback system that enables rapid iteration based on market response. Ultimately, this integrated approach significantly accelerates our product launch timelines, builds proprietary institutional knowledge, unifies our brand narrative, deepens emotional connections with consumers, and creates formidable barriers to competition.

Our product design and development process

We generally design and develop our products through the following process:

●	Phase 1: Precise Targeting. Our process is grounded in a rigorous strategic foundation. We begin by defining the IP’s core positioning and conducting granular audience analysis to pinpoint market entry points. We clearly define target segments and assess potential IPs across four key dimensions: emotional appeal (distinct and resonant character design), content potential (strong storytelling foundations), cultural relevance (fashion-forward and adaptable aesthetics), and artistic depth (conceptual and philosophical strength). this phase culminates in a comprehensive product line roadmap and a creative brief that aligns all stakeholders on the vision, commercial objectives, and key differentiators for the upcoming product line, ensuring every development effort is guided by clear strategic intent.

●	Phase 2: Creative Development. In this creative execution phase, initial concepts are transformed into tangible designs. Our in-house artists and designers, working across our design centers in Beijing, Shanghai, Shenzhen, and other cities, generate a wide range of visual concepts, which are then refined into approved designs for three-dimensional modeling. We leverage diverse materials, including standard plush, slow-rebound foam, and soft vinyl, to create multi-sensory experiences that deliver both stress-relieving comfort and emotional connection. We then produce industrial design for manufacturing and visual design. We create and iterate on physical prototypes, conducting a final pre-production review to guarantee that the product perfectly captures the intended aesthetic, quality, and functional specifications before manufacturing begins.

●	Phase 3: Market Testing. Before full-scale production, we conduct market validation for our products. Through small-scale launches and user testing, we collect authentic consumer feedback to verify market acceptance of product designs. This iterative validation process helps us identify potential issues and continuously refine products based on user data. This step ensures that every product we bring to market has the potential to become a hit, while reducing market risks.

●	Phase 4: Production and Quality Control. During production, we implement a meticulous quality management system. Detailed production standards are established to govern materials, manufacturing processes, and finishing. Our quality control teams then monitor the production line closely to ensure consistent output. We have established an agile supply chain capable of scaling production rapidly. Our production capacity has expanded significantly, enabling us to meet surging demand for hit products without compromising quality. This phase concludes with a final, rigorous inspection of finished goods against our strict quality benchmarks before they are approved for warehouse entry, safeguarding the integrity of our brand.

●	Phase 5: Marketing and Launch. The market introduction of our products is a carefully orchestrated effort. We develop a phased marketing plan that builds anticipation and engages our community through targeted campaigns. We leverage our growing social media presence. Our cumulative followers across major platforms are approaching 800,000. We use these channels to build content and community around our IPs. A synchronized channel strategy is deployed across our direct and wholesale networks to maximize reach and impact. This culminates in the product’s official market release, ensuring a cohesive and powerful launch that drives initial sales momentum.

●	Phase 6: Post-Launch Management. Our engagement with a product extends far beyond its launch. We actively monitor and analyze sales data and consumer feedback to gauge market reception. Our integrated closed-loop feedback system enables rapid iteration and refinement based on real-time market response. These critical insights directly inform strategic decisions regarding the product’s lifecycle. This allows us to be agile and responsive to market dynamics while building lasting IP value that earns a lasting place in users’ hearts and lives.

Our sales and marketing

Our customer base

The global pop toy market has transcended its niche origins to become a significant mainstream lifestyle category, appealing to a diverse demographic of consumers across age groups who seek emotional fulfillment, self-expression and authentic collectible experiences. Our strategy is designed to engage this broad audience through a portfolio of distinct IPs that cater to varied tastes and lifestyles. For instance, WAKUKU connects with fashion-forward individuals, while ZIYULI resonates deeply with urban female fans. SIINONO, with its timid, curious, and warm-hearted character, appeals to consumers seeking emotional comfort and a sense of belonging. This targeted approach allows us to build meaningful and lasting relationships with different consumer segments through products that blend artistic innovation with compelling storytelling. By aligning our creative development with these evolving market dynamics, we are well-positioned to sustain growth and deepen our connection with an increasingly varied consumer base.

Our sales network

We have built a robust multi-channel sales network integrating offline DTC stores, roboshops, domestic and international online platforms and distributor partnerships to secure seamless market coverage, boost brand accessibility and balance scalable growth with brand control. At the initial stage of our market development, we relied on distributor partnerships to establish our market presence and expand our reach. Through this approach, we gained valuable market access and built a solid foundation. As our pop toy business has grown, we have come to recognize that physical stores are not merely sales points. They are where we nurture and showcase our IPs, and where users build a genuine sense of belonging. Over time, we have strategically shifted more of our focus toward building out our self-operated DTC store network, including expansion into high-traffic locations such as transportation hubs and premium commercial districts, while continuing to work with our distributor partners. Our roboshop network has also been rolled out across key cities nationwide, and we are now shifting our focus from deployment scale to operational efficiency and data-driven refinement. As our self-operated capabilities continue to strengthen, we will continue to scale our DTC channels while transitioning our relationships with channel partners from traditional transaction-led distribution into high-value, customized strategic alliances, with a clear priority on reducing reliance on third-party distribution over time.

DTC sales

Our DTC channels, including both physical and online touchpoints, have deepened the emotional connection between our brand and users while delivering immersive IP experiences, while also enabling us to capture first-party consumer data for product and marketing decisions.

On the physical side, as of September 30, 2026, we opened 8 DTC stores and deployed 25 roboshops in 6 cities. These physical touchpoints serve as extensions of our IP products, creating immersive brand experiences and deepening consumer engagement. We also enhance accessibility through pop-up stores and adopt a measured market entry strategy, beginning with pop-up activations in key cities, such as our successful rollouts in Shenzhen, Guangzhou, and Hangzhou, which validate local demand and operational readiness before we consider larger-scale retail investments. These pop-ups serve a dual purpose: they validate local demand and operational readiness before we consider larger-scale retail investments, and they function as epicenters for IP activation and immersive user interaction. We continuously monitor the performance of our DTC stores and will make adjustments to our store network as needed, including optimizing or closing underperforming locations, to ensure the long-term health and efficiency of our retail footprint.

On the online side, we operate flagship stores on Tmall, Douyin, and rednote in China and run a proprietary mini program. We also reach consumers in international markets via a North American independent e-commerce site and flagship stores on TikTok Shop and Shopee.

Distributor sales

We complement our direct channels with a selective distributor network that serves as an effective extension of our DTC footprint, covering regions and markets not yet reached by our self-operated stores. We cooperate with our distribution partners and they help us distribute to cover over 10,000 retail stores across China and collaborate with partners in more than 20 countries across North America, Europe, Southeast Asia, and the Middle East. Our distributors help place products in retail placement, extending brand presence in areas beyond our DTC coverage, while serving as an important window into regional market dynamics. They help us gauge local consumer preferences and test market potential, generating valuable insights that inform our future DTC expansion. This approach enables us to achieve broader market coverage in a capital-efficient manner, leveraging our partners’ established retail relationships and local expertise, while keeping our internal resources focused on strengthening our self-operated capabilities.

Marketing engagement

Our marketing strategy creates an integrated communication ecosystem that drives IP growth and commercial value. We strategically manage a social media matrix across key platforms to effectively capture audience attention and direct traffic into a cohesive conversion funnel. As of September 30, 2026, our cumulative followers across major social platforms in China had reached approximately 800,000 (on a gross basis without adjustment for duplicate records across platforms), and our IP-related content had generated over 1.8 billion views on Douyin and over 300 million views on rednote across our flagship IPs. This growing digital footprint forms one of the foundations of our brand and IP-driven model, and our strong online engagement has directly translated into commercial success.

Beyond our core digital operations, we carefully design online-to-offline events that bring our IPs to life through immersive experiences. We position our offline DTC stores as dedicated hubs for brand-user interaction and experience, treating each store itself as an extension of our IP products that unifies brand expression within our self-operated system. As of September 30, 2026, we opened 8 DTC stores in key cities including Beijing, Shenzhen, Chongqing, Xi’an and Guangzhou. We are also expanding into automated retail through our roboshop network: as of September 30, 2026, we deployed 25 roboshops across key cities nationwide, extending our offline reach with lower fixed costs while collecting valuable data on product preferences and purchasing habits. With the initial rollout phase largely behind us, we are now shifting our focus from deployment scale to operational efficiency and data-driven refinement, using real-time consumer insights to inform product assortment and placement strategies. In addition, we operate pop-up stores, themed exhibitions, and holiday light shows across multiple core commercial districts, achieving high-traffic reach through landmark public spaces in Shanghai, Beijing, Tianjin, and other cities, and deepening brand-consumer interaction. We also participated in national-level events such as the China New Cultural & Creative Market & Trendy Toy Carnival, further enhancing brand visibility and expanding our industry presence.

Cross-industry co-branding and strategic partnerships continue to extend our brand’s reach beyond traditional toy consumers. We have formally established a strategic partnership with Beijing Radio and Television Station, covering program co-creation, IP integration, and co-branded content production. WAKUKU was invited by the Tianjin Culture and Tourism Bureau to serve as a promotion ambassador, demonstrating our success in integrating IP with cultural and tourism development. In the consumer sector, WAKUKU launched a co-branding collaboration with LUKFOOK Jewellery, blending pop toy culture with fine jewelry design. In the technology and mobility space, we partnered with Apollo Go, Baidu’s autonomous driving platform, to integrate our IPs with AI technology and smart mobility, spanning co-branding, in-vehicle exposure, and youth-focused content campaigns. In the entertainment industry, we participated in the official Golden Rooster Awards activities, with WAKUKU becoming one of the symbols of youth culture at the film festival, and collaborated with the popular variety show Call Me By Fire, bringing pop toy culture into mainstream television programming. In the sports sector, we became the first official pop toy brand partner in China Open history, generating over 200 million exposures, securing authentic interactions and organic endorsements from top global players, and achieving millions in sales revenue through themed pop-up stores. Building on this success, we extended the China Open partnership this year with SIINONO as the featured IP for the 2026 China Open. In August, SIINONO also launched a limited-edition co-branded sparkling water with Genki Forest and partnered with French fashion brand IRO Paris on an exclusive plush pendant collection. fluffy lili collaborated with CASEBANG on a Daydream series phone case collection and served as an official event partner for the 38th Hundred Flowers Awards. We also deepened our cultural presence through an exclusive collaboration with the Museum of Fine Arts, Boston, co-developing five co-branded products across three core IPs (WAKUKU, ZIYULI, and SIINONO) that bridge contemporary pop culture with classical art.

Looking forward, we will continue to accelerate the creation of offline scenarios to provide more spaces for IP-user interaction. In Hong Kong, our landmark cruise project at Central Pier has completed its final decoration, transforming the ship into a multi-layered vertical experiential space on Victoria Harbour. Ticket sales officially launched on Ctrip in September 2026, ahead of the maiden voyage in October 2026, capturing the peak tourist flows of the National Day Golden Week. These integrated efforts have ensured consistent brand exposure across all consumer touchpoints while aligning with contemporary aesthetic standards and targeted community preferences, providing strong support for the continued expansion of our IP matrix and the steady growth of our user base.

Our supply chain and manufacturing

We have built an integrated management system that spans the entire pop toy value chain—from IP incubation and design to product development, manufacturing, and retail distribution. By leveraging third-party production, we minimize fixed manufacturing costs while accessing specialized expertise. Our supply chain has the following advantages:

●	Agile response. Through deep collaboration with various suppliers, we efficiently support customized product needs and rapid process iterations, enabling swift product upgrades.

●	Flexible Production. We have established a routine supplier collaboration mechanism that dynamically adjusts production schedules based on end sales data, ensuring timely supply while avoiding overstocking and effectively controlling inventory buildup risks.

●	Robust quality management. We maintain quality monitoring through routine production audits and strict final inspections, supported by regular supplier training to ensure consistent output quality.

Our supply chain ecosystem is structured around the following key elements:

Supplier network

We maintain a diversified network of specialized manufacturing partners, primarily located in Guangdong, Guangxi, Sichuan, Hunan, Jiangsu, Zhejiang, Hebei and Hubei, China. This includes suppliers for mold development, PVC products, plush toys, peripheral merchandise and raw materials, enabling flexible and scalable production.

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

Our Legacy Businesses

Our individual online learning services

We previously offered adult learners easy-to-understand, affordable, and accessible online learning services through our platforms to address their diversified demands for personal development. Our online learning platforms included QiNiu (rebranded from KuaiCai), JiangZhen and QianChi (rebranded from BanCai).  We had ceased to provide individual online learnings services or generated revenue therefrom after the VIE termination by September 30, 2025.

Our enterprise services

We previously offered marketing services to our enterprise customers. We primarily collaborated with premium securities brokerage firms, allowing them to connect with our learners to enlarge their customer base, and charged leads referral fees from financial intermediary enterprises and fintech companies. We had stopped providing enterprise services or generated revenue therefrom after the VIE termination by September 30, 2025.

Our consumer business

In early 2023, we began to engage in the consumer business through e-commerce leveraging our existing market position and user base. We had primarily explored business opportunities in wellness products for seniors and curated wellness products, to satisfy the seniors’ aspirations for health and wellbeing. We had stopped providing consumer business or generated revenue therefrom after the VIE termination by September 30, 2025.

Data security and personal information protection

See “Item 16K. Cybersecurity” for details.

Competition

As we have shifted our focus to the pop toy sector, we have encountered and will continue to encounter new competition in the relevant markets. For instance, the pop toy market in China is still at a relatively early stage of development, featuring rapid development, intense competition and high fragmentation. We compete with existing and new players in such market based on our product development capabilities, IP management ability, branding and marketing effectiveness, and sales and distribution channels, among others.

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

As of June 30, 2026, we had registered 99 patents, 19 domain names, 454 copyrights (including 33 software copyrights), and 1,419 trademarks (including 421 international trademarks) in China. In addition, we are in the process of registering a number of trademarks in Southeast Asia and other overseas markets with respect to our pop toy business.

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

We are a Cayman Islands company and our pop toy business does not fall under the 2024 Negative List. However, our legacy businesses before the VIE Termination by nature in China are mainly providing value-add telecommunications service and other internet related businesses which fall within the 2024 Negative List. The business operations that were restricted or prohibited for foreign investment were conducted through the affiliated entities.

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

There are also national standards relating to our pop toy business, such as GB/T 26701-2011, GB6675-2014, GB/T 16716.1-2018, GB 38507-2020. The Standardization Administration under the State Administration for Market Regulation (previously named General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China) issued a series of general principles. The National Toy Safety Technical Code of GB 6675-2014 issued on May 6, 2011 and implemented on January 1, 2016, which is mandatory requirement for toy industry. On October 5, 2025, the MIIT issued seven mandatory national standards, including “Safety of Toys—Part 1: Basic Specifications,” effective from November 1, 2026.

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

Regulations relating to online sales of our product

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

Regulations on import and export of goods

The Foreign Trade Law of the People’s Republic of China (the “PRC Foreign Trade Law”), was promulgated by the SCNPC on May 12, 1994, and last amended on December 25, 2025. Pursuant to the PRC Foreign Trade Law, the state allows free import and export of goods and technologies, unless it is otherwise provided under the laws and administrative regulations. According to the provisions of the PRC Foreign Trade Law, the state may restrict or prohibit the import or export of relevant goods or technologies for any of certain reasons. Import and export of goods that are banned or restricted for import and export without permission shall be handled and punished by the customs in accordance with the provisions of laws and administrative rules; if crime is constituted, the criminal liabilities shall be ascertained.

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

Regulations on advertisements

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

Trademarks

According to the Trademark Law of the PRC and the Implementation Regulation of the Trademark Law of the PRC, registered trademarks are granted a term of ten years which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the State Council trademark authority for record, and the Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include but not limited to using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, and the infringing party will be ordered to stop the infringement act immediately and may be imposed a fine. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Patents

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

In 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”) and amended on October 28, 2025, which applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. According to the Cybersecurity Law, network operators are subject to various security protection-related obligations, including but not limited to (1) complying with security protection obligations under graded system for cybersecurity protection requirements, which include formulating internal security management rules and operating instructions, appointing cybersecurity responsible personnel and their duties, adopting technical measures to prevent computer viruses, cyber-attack, cyber-intrusion and other activities endangering cybersecurity, adopting technical measures to monitor and record network operation status and cybersecurity events; (2) formulating an emergency plan and promptly responding and handling security risks, initiating the emergency plans, taking appropriate remedial measures and reporting to regulatory authorities in the event comprising cybersecurity threats; and (3) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law. On October 28, 2025, the SCNPC further revised the Cybersecurity Law, which came into effect on January 1, 2026. The revised Cybersecurity Law increases penalties under certain circumstances such as failure to discharge the obligation of safeguarding cybersecurity, and failure to take actions against information that is prohibited from being published or disseminated by laws or administrative regulations, and expands extraterritorial application for entities, organizations, or individuals outside the PRC engaging in activities that endanger the cybersecurity of the PRC.

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

In 2015, the MIIT issued the Circular on Lifting Foreign Equity Ratio Restrictions on Online Data Processing and Transaction Processing Services (Operating E-commerce), foreign shareholding may reach 100% on online data processing and transaction processing services (operating e-commerce) nationwide.

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

In October 2019, SAFE issued the Circular of Further Facilitating Cross-border Trade and Investment (the “SAFE Circular 28”), which cancels the restrictions on domestic equity investments by capital fund of non-investment foreign invested enterprises and allows non-investment foreign invested enterprises to use their capital funds to lawfully make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business (the “SAFE Circular 8”), issued by SAFE in April 2020, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without prior provision of the evidentiary materials concerning authenticity to the bank for each transaction. The handling banks shall conduct spot checks afterwards in accordance with the relevant requirements. The interpretation and implementation in practice of the SAFE Circular 28 and SAFE Circular 8 are still subject to substantial uncertainties.

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

On December 25, 2024, the latest amendment to the Value-added Tax Law of the PRC was promulgated, effective on January 1, 2026. After such amendment took effect, (i) all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets and real property, and the importation of goods within the territory of the PRC shall be liable to pay VAT, and the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and (ii) the VAT tax rate applicable to the small-scale taxpayers is 3%. On December 25, 2025, the Regulations for the Implementation of the Value-Added Tax Law of the PRC were promulgated, which further clarify the applicable tax rates and determine the calculation methods for tax payable in different situations.

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

The Administrative Measures on Housing Funds issued by the State Council in 1999 and latest amended on August 10, 2026 provides that enterprise must register with the competent managing center for housing funds and shall contribute to the housing fund for its employees, failure to timely pay and deposit housing fund contributions in full amount will be ordered to complete the relevant procedures within a prescribed time limit or be fined.

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

C. Organizational Structure

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries and affiliated entities, before the VIE Termination:

(1)	Beijing Feierlai and Beijing Chuangyuqizhi are wholly owned by Shenzhen Erwan Education Technology Co., Ltd., an entity owned as to 99.0% by Mr. Peng Li, our founder and chief executive officer, and 1.0% by Ms. Li Meng, mother of Mr. Li.

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, as of the date of this annual report:

The following table sets out the details of our subsidiaries that are significant to us as of the date of this annual report.

Subsidiaries	Place of Incorporation
CreaVerse Group Limited	Cayman Islands
CreaVerse Group (BVI) Limited	BVI
CreaVerse Technology (Singapore) Pte. Limited	Singapore
CreaVerse Technology (HK) Limited	Hong Kong
Shenzhen Chaowan World Information Technology Co., Ltd.	PRC
Shenzhen Yiqi Culture Co., Ltd.	PRC
Hangzhou Yiqi Technology Development Co., Ltd.	PRC
Hundreds of Mountains Limited	BVI
Witty Digital Technology Limited	Hong Kong
Beijing Qimengdao Technology Co., Ltd.	PRC
Beijing Yiqi Culture Co., Ltd.	PRC
Shanghai Qimengdao Culture Co., Ltd.	PRC
Chongqing Qimengdao Cultural Communication Co., Ltd.	PRC
Shenzhen Qimengdao Trading Co., Ltd.	PRC
Beijing Qimengdao Cultural Communication Co., Ltd.	PRC
Xi’an Qimengdao Cultural Communication Co., Ltd.	PRC

Our Historical Contractual Arrangements

Here Group Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operations. We currently carry out our current business in China through Shenzhen Letsvan. Historically, we carried out our legacy individual learning services business in China through Beijing Liangzizhige, and its contractual arrangements, commonly known as the VIE structure, with Beijing Chuangyuqizhi and Beijing Feierlai, the variable interest entities based in China, and their respective nominee shareholder.

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

However, we have been further advised by our PRC counsel that there are uncertainties regarding the interpretation and application of current PRC laws and regulations. The PRC government may ultimately take a view that is otherwise different from the opinion of our PRC counsel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D.  Property, Plants and Equipment

Our principal offices are located in Beijing, Shenzhen and Hangzhou, and we also leased stores in Beijing, Shenzhen, Xi’an and Chongqing and vending spaces for our roboshops in cities including Beijing, Shanghai and Shenzhen, as well as warehouses in Dongguan. Our leased premises in mainland China amounted to approximately 25,769 square meters in aggregate, with lease terms generally ranging from approximately three months to three years as of June 30, 2026. We also leased office in Hong Kong of approximately 110 square meters in aggregate, with lease terms of three years as of the same date. We lease all the facilities that we currently occupy from unaffiliated third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

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

Our results of operations and financial condition are significantly affected by macroeconomic factors, including China’s economic performance and growth, urbanization level, and per capita disposable income. In the past, these factors had an impact on the mass market’s demand for and ability to spend on online learning services and, in turn, China’s online adult learning industry. As we have pivoted to our pop toy business, our results of operations and financial condition are affected by such macroeconomic factors that drive the spending behaviors, attitudes and preferences of consumers.

Historically, we primarily derived revenue from individual online learning services before the VIE Termination in September 2025. Our results of operations and financial condition in the past had depended significantly on the overall development status, competitive landscape and regulatory regime of China’s online adult learning industry.

As we shifted our business to the pop toy sector, our results of operations and financial condition are directly affected by the development of the pop toy market. The pop toy sector is affected by, among others, prominence and acceptance of pop toy culture, evolvement of consumption habits and expenditures on cultural and entertainment products and services, as they are shaped by macroeconomic conditions. These general trends and industry landscape may also vary across the different countries and regions that we expand into.

Specific factors affecting our results of operations

In addition to the general factors, we believe that our business, results of operations and financial condition are affected by company-specific factors, including the key factors discussed below:

Change in offering mix and business model

We had experienced a shift in our offering mix in terms of our online course offerings and consumer goods offerings for our legacy individual online learning services and consumer business, and, more recently, a shift of our business model along with the change of our focus to the pop toy business and the spin-off of our legacy individual online services business and consumer business. Such shifts have affected, and are expected to continue to affect, our financial performance, especially our revenue growth and profit margin. Specifically, as a result of our business restructuring, we have ceased to engage in any individual online learning services business in the PRC or overseas or any other consumer businesses or any other business, and due to such divestiture, assets, liabilities, revenues and expenses and cash flows related to the legacy businesses have been reclassified in the accompanying consolidated financial statements as discontinued operation for all periods presented.

We entered into the pop toy sector, which is our main business now, through the acquisition of equity interests in Shenzhen Letsvan in March 2025. In the fiscal years ended June 30, 2025 and 2026, revenue from pop toy business was approximately RMB65.8 million and RMB596.8 million (US$88.0 million), respectively. The business model, revenue and cost structure and gross profit margin of the pop toy business, differ significantly from that of our individual online learning services and consumer business, which may affect our results of operations accordingly. As a result, any future change in our service offering mix or change in profit margin of any business may have a corresponding impact on our overall gross profit margin.

The performance of our pop toy business will have a predominant impact on our results of operations and financial condition going forward. Our ability to efficiently expand and monetize from our pop toy business depends on, among others, the attractiveness, scope and depth of our IP portfolio, the breadth and coverage of our sales channels, the effectiveness of our marketing efforts, the efficiency and quality of our supply chain, and the control over relevant costs for operating and developing such business. Specifically, we must build and constantly enrich our IP portfolio, which in turn depends on our IP selection.

Factors affecting our pop toy business

We consider the following factors critical to our results of operations as to the pop toy business.

Our IP portfolio lays the foundation for the expansion and enhancement of our product offering and the establishment of our fan base among consumers. We have curated a number of key IPs, including WAKUKU, SIINONO and ZIYULI. Our future success depends on the ongoing popularity of our key IPs, as well as the development and marketing of new IPs. We build our product portfolio upon these IPs. As of June 30, 2026, our product portfolio consisted of 13 proprietary IPs and 9 exclusive licensed IPs. Our revenue growth depends on our ability to expand, diversify and optimize our product portfolio upon popular IPs.

Our sales network and marketing efforts are critical to the visibility and popularity of our IPs among consumers, the sales performance of our products and the cultivation and the breadth and depth of our fan base. Our multi-channel sales network currently primarily consists of domestic and international online platforms, physical touchpoints and distributor partnerships. We primarily relied on marketing methods including social media operations on key platforms such as Douyin and rednote, community building and content marketing, online to offline experiential events, participation in major toy conventions and collaborations with diverse partners across different industries. We will continue to expand our sales network to drive our market penetration, and we will also involve ourselves in multi-dimensional marketing initiatives to elevate our brand awareness among consumers, promote our IPs and deepen our fan base. As we are still at a relatively early stage of enhancing the recognition of our IPs and promoting our products, we expect to experience an increase in our sales and marketing expenses.

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

Ability to control our operating costs and expenses

Our operating margins depend in part on our ability to control our costs and realize additional operation leverage as we expand. For the fiscal years ended June 30, 2024, 2025 and 2026, for pop toy business, our cost of revenues accounted for nil, 65.3% and 66.9% of our total revenues, respectively. Our current pop toy business now has a substantially different cost structure, as costs of goods sold have become a major component, in contrast to the staff and labor outsourcing costs that dominated our legacy business. Historically, we have benefited from the significant scalability of our business model and have been able to control those costs at a relatively low level despite the significant growth in our revenues. Our ability to continue to control our costs largely depends on our ability to increase the economic benefits from the scalability of our business model and utilize advanced technology to optimize our course operations. As we have transitioned to a pop toy company, we expect that our costs of goods sold will have a prominent impact on our costs.

Historically, our sales and marketing expenses primarily consisted of online advertising spending, and to a lesser extent, compensation to our sales and marketing personnel, in connection with individual online learning services. As we shifted our focus to the pop toy sector, we have incurred and will continue to incur corresponding expenses to promote relevant businesses. For instance, we incur expenses with the promotion and penetration of our pop toy business, such as staff costs for relevant sales personnel, marketing and promotional expenses, and expenses related to sales channels. We expect to experience increases in these expenses as we have been engaging in massive business expansion activities for our pop toy business, which is at a relatively early stage of development and mandates substantive devotion of upfront investments. We may also incur fluctuations in other operating expenses due to the growth and/or changes of our business scale and scope of operations. For instance, we may experience increases in our operating expenses along with the growth of our pop toy business.

Non-GAAP Financial Measures

Adjusted net loss from continuing operations

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net loss from continuing operations as an additional non-GAAP financial measure. We define adjusted net loss from continuing operations as net loss from continuing operations excluding share-based compensation and impairment loss on goodwill. We present this non-GAAP financial measure because our management uses it to evaluate our operating performance. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

This non-GAAP financial measure adjusts for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss from continuing operations or any other measure of performance or as an indicator of our future performance. Investors are encouraged to compare this historical non-GAAP financial measure with the most directly comparable U.S. GAAP measures. Adjusted net loss from continuing operations presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our net loss from continuing operations to adjusted net loss from continuing operations for the periods indicated.

	For the fiscal year ended June 30,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands)
Net loss from continuing operations	—	(21,806)	(254,935)	(37,572)
Less: share-based compensation	—	(2,513)	(36,963)	(5,448)
Less: impairment loss on goodwill	—	—	(124,059)	(18,284)
Adjusted net loss from continuing operations	—	(19,293)	(93,913)	(13,840)

Key Components of Our Results of Operations

Revenues

For the fiscal years ended June 30, 2025 and 2026, we generated revenue from continuing operations primarily from our pop toy business. We began to generate revenue from pop toy business in the fourth quarter of the fiscal year ended June 30, 2025, with the acquisition of Shenzhen Letsvan.

The following table sets forth a breakdown of our revenues from continuing operations by sales channel, both by absolute amount and as a percentage of our total revenues from continuing operations for the periods indicated.

	For the fiscal year ended June 30,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(RMB in thousands, except for percentages)
Revenues
Revenue from distributor	—	—	51,953	79.0	446,274	65,773	74.8
Revenue from online sales	—	—	12,820	19.5	126,035	18,575	21.1
Revenue from retail store sales and roboshop sales and other retail channels	—	—	1,008	1.5	20,366	3,002	3.4
Others	—	—	—	—	4,123	607	0.7
Total	—	—	65,781	100.0	596,798	87,957	100.0

The following table sets forth a breakdown of our revenues from continuing operations by IPs, both by absolute amount and as a percentage of our total revenues from continuing operations for the periods indicated.

	For the fiscal year ended June 30,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(RMB in thousands, except for percentages)
Revenues
WAKUKU	—	—	42,959	65.3	369,291	54,427	61.9
SIINONO	—	—	—	—	92,667	13,657	15.5
ZIYULI	—	—	17,591	26.7	57,404	8,460	9.6
Others (1)	—	—	5,231	8.0	77,436	11,413	13.0
Total	—	—	65,781	100.0	596,798	87,957	100.0

(1)	“Others” refers to revenue generated from all other IPs, such as MEMIMO, FUNII, FIILA, impopo pix, YEAOHUA and co-branded IPs, and other revenues, aggregated and presented as “Others”.

Following the disposal of the legacy businesses on September 30, 2025, we derived substantially all of our revenue from pop toy business. We sell pop toys through third-party distributors, online platforms, self-operated retail stores and roboshops. In third-party distributor arrangements, the distributor is our direct customer. In other sale channels, we sell directly to end consumers. We act as the principal in all revenue arrangements, as we bear inventory risk, have primary responsibility for product fulfillment and quality, and maintain pricing discretion. Accordingly, we recognize revenue on a gross basis for the full amount of consideration to which we expect to be entitled, upon transfer of control of the products to the customer.

Cost of revenues

Costs of revenues primarily consist of costs of goods sold, license fee, costs associated with operating the supply chain. The following table sets forth a breakdown of our cost of revenues from continuing operations by nature, both by absolute amount and as a percentage of our total cost of revenues from continuing operations for the periods indicated.

	For the fiscal year ended June 30,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs of goods sold	—	—	39,844	92.7	336,675	49,620	84.3
Warehousing and logistics costs	—	—	1,035	2.4	19,867	2,928	5.0
License fees	—	—	—	—	16,110	2,374	4.0
Others(1)	—	—	2,091	4.9	26,895	3,964	6.7
Total	—	—	42,970	100.0	399,547	58,886	100.0

(1)	Include primarily salaries and benefit costs, molds depreciation costs, amortization of intangible assets and occupancy costs.

Operating expenses

Our operating expenses primarily consist of sales and marketing expenses, research and development expenses, general and administrative expenses and impairment loss on goodwill. The following table sets forth the components of our operating expenses from continuing operations, both by absolute amount and as a percentage of our total operating expense from continuing operations for the periods indicated.

	For the fiscal year ended June 30,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	—	—	19,108	40.0	194,383	28,649	39.5
Research and development expenses	—	—	9,010	18.9	44,274	6,525	9.0
General and administrative expenses	—	—	19,673	41.1	128,925	19,001	26.2
Impairment loss on goodwill	—	—	—	—	124,059	18,284	25.3
Total	—	—	47,791	100.0	491,641	72,459	100.0

Taxation

Cayman Islands

Here Group Limited, our ultimate holding company, was incorporated in the Cayman Islands. Certain of our intermediary holding companies were incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Cayman Islands government that are likely to be material to us, except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands

Certain of our intermediary holding companies were incorporated in the British Virgin Islands (the “BVI”). All dividends, interest, rents, royalties, compensation and other amounts paid by such entity to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of such entities by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

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

Hong Kong

Certain of our intermediary holding companies were incorporated in Hong Kong. Since the two-tiered profits tax regime took effect on April 1, 2018, the applicable Hong Kong profits tax rate has been 8.25% for assessable profits on the first HK$2.0 million and 16.5% for any assessable profits in excess of HK$2.0 million. During the fiscal years ended June 30, 2024, 2025 and 2026, Hong Kong profits tax was not incurred, as there were no taxable profits derived from Hong Kong.

China

We primarily operate our current business in China through our WFOEs, and, historically, we operated our principal business, i.e., individual online learning services, through the VIEs and its subsidiaries, which were all incorporated in China. Under the PRC Enterprise Income Tax Law (“EIT Law”), the standard enterprise income tax rate is 25%. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Beijing Liangzizhige was qualified as a HNTE in 2022 and 2025, respectively, and applied a preferential enterprise income tax rate of 15% as an HNTE from 2022 to 2025. Beijing Liangzizhige’s HNTE status has been extended through October 2028. However, due to changes in facts and circumstances, beginning in the 2026 calendar year, although it continues to hold HNTE status, it no longer meets the conditions for HNTE tax treatment, and will apply the standard enterprise income tax rate of 25% from the 2026 calendar year onward.

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

To the extent that our subsidiaries have undistributed earnings, we will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. In the fiscal years ended June 30, 2024 and 2025, Beijing Liangzizhige distributed a portion of its retained earnings of approximate US$5.3 million and US$10.0 million to its holding company in Hong Kong, Witty Digital Technology Limited, respectively. As of June 30, 2024, we had applied withholding tax rate of 5% based on the facts and circumstances of the offshore subsidiary and management’s interpretation of the HK DTA back then. During the year ended June 30, 2025, as there were new changes in relevant facts and circumstances, we accrued withholding tax on undistributed earnings as of June 30, 2025 using a 10% tax rate to reflect the management’ estimation accordingly. From June 30, 2025, we continued to apply the 10% withholding tax rate.

Discontinued Operation

On September 30, 2025, we entered into the VIE Termination Agreement with Beijing Feierlai and Beijing Chuangyuqizhi, and the respective nominee shareholder of Beijing Feierlai and Beijing Chuangyuqizhi, to terminate the contractual arrangements among these parties. As part of the business restructuring and in connection with the termination of the VIE Agreements, we entered into equity transfer agreements with the relevant entities of a third-party buyer on September 30, 2025. As a result of the business restructuring, we ceased to engage in any individual online learning services business in the PRC or overseas or any other consumer businesses or any other business. We refer to these transactions as the divestiture of the legacy businesses. The divestiture of the legacy business represents a strategic shift and has a major effect on our result of operations. Accordingly, assets, liabilities, revenues and expenses and cash flows related to the legacy businesses have been reclassified in the accompanying consolidated financial statements as discontinued operation for all periods presented. The consolidated balance sheets as of June 30, 2025 and 2026, consolidated financial statements of operations and consolidated financial statements of cash flows for the years ended June 30, 2024, 2025 and 2026 have been adjusted to reflect this change. Specifically, net income of RMB385.5 million, RMB378.4 million, RMB318.5 million for years ended June 30, 2024, 2025 and 2026, respectively, have been excluded from our financial results from continuing operations and have been separately reclassified to the discontinued operation.

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

	For the fiscal year ended June 30,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Revenues	—	65,781	596,798	87,957
Cost of revenues	—	(42,970)	(399,547)	(58,886)
Gross profit	—	22,811	197,251	29,071
Operating expenses:
Sales and marketing expenses	—	(19,108)	(194,383)	(28,649)
Research and development expenses	—	(9,010)	(44,274)	(6,525)
General and administrative expenses	—	(19,673)	(128,925)	(19,001)
Impairment loss on goodwill	—	—	(124,059)	(18,284)
Total operating expenses	—	(47,791)	(491,641)	(72,459)
Loss from operations	—	(24,980)	(294,390)	(43,388)
Other incomes, net:
Interest income	—	796	11,343	1,672
Others, net	—	5,728	16,648	2,454
Loss before income tax	—	(18,456)	(266,399)	(39,262)
Income tax (expense)/benefit	—	(3,350)	11,464	1,690
Net loss from continuing operations	—	(21,806)	(254,935)	(37,572)
Net income from discontinued operation	385,527	378,374	318,451	46,934
Net income	385,527	356,568	63,516	9,362
Net loss/(income) attributable to non-controlling interests	—	2,162	(1,083)	(160)
Net income attributable to ordinary shareholders of Here Group Limited	385,527	358,730	62,433	9,202
Including
Net loss from continuing operations attributable to ordinary shareholders of Here Group Limited	—	(19,641)	(256,006)	(37,730)
Net income from discontinued operation attributable to ordinary shareholders of Here Group Limited	385,527	378,371	318,439	46,932
Net loss from continuing operations per share attributable to ordinary shareholders of the Company - basic	—	(0.12)	(1.59)	(0.23)
Net income from discontinued operation per share attributable to ordinary shareholders of the Company - basic	2.34	2.35	1.97	0.29
Net loss from continuing operations per share attributable to ordinary shareholders of the Company - diluted	—	(0.12)	(1.59)	(0.23)
Net income from discontinued operation per share attributable to ordinary shareholders of the Company - diluted	2.34	2.35	1.97	0.29

Comprehensive income:
Net income	385,527	356,568	63,516	9,362
Other comprehensive loss	(4,869)	(806)	(4,557)	(672)
Total comprehensive income	380,658	355,762	58,959	8,690
Comprehensive loss/(income) attributable to non-controlling interests	—	2,162	(1,083)	(160)
Total comprehensive income/(loss) attributable to ordinary shareholders of Here Group Limited	380,658	357,924	57,876	8,530
Non-GAAP financial measure(1)
Adjusted net loss from continuing operations	—	(19,293)	(93,913)	(13,840)

(1)	See “—Non-GAAP Financial Measures.”

Change in Segment Reporting

For the fiscal year ended June 30, 2024, we identified two operating segments, including learning service and others and consumer business. For the fiscal year ended June 30, 2025, as a result of the acquisition of Shenzhen Letsvan in March 2025, we identified one more operating segment, pop toy business. Subsequent to the disposal of legacy businesses in September 2025, our chief operating decision maker (“CODM”) relies upon the consolidated results of operations as a whole for the only remaining business, being the pop toy business, when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by our CODM, we have determined we have only one reportable segment as defined by ASC 280.

Fiscal year ended June 30, 2026 compared to fiscal year ended June 30, 2025

Fiscal year ended June 30, 2025 continuing operations results reflect only the fourth quarter of fiscal year ended June 30, 2025 because our pop toy business commenced operations in the fourth quarter of fiscal year ended June 30, 2025 following the acquisition of Shenzhen Letsvan by the end of March 2025. The historical results of the legacy businesses are presented as discontinued operation in accordance with ASC 205-20.

Revenues

Our revenues from continuing operations, generated solely from pop toy sales and related activities, were RMB596.8 million (US$88.0 million) for the fiscal year ended June 30, 2026, from RMB65.8 million for the fiscal year ended June 30, 2025. The year-over-year results of continuing operations are not directly comparable as a result of the reason mentioned above.

Cost of revenues

Our cost of revenues from continuing operations, primarily consisting of the cost of pop toy products sold, license fee, costs associate with operating the supply chain, were RMB399.5 million (US$58.9 million) for the fiscal year ended June 30, 2026, from RMB43.0 million for the fiscal year ended June 30, 2025. The year-over-year results of continuing operations are not directly comparable as a result of the reason mentioned above.

Gross profit and gross margin

As a result of the foregoing, our gross profit from continuing operations was RMB197.3 million (US$29.1 million) for the fiscal year ended June 30, 2026, compared to RMB22.8 million for the fiscal year ended June 30, 2025.

Sales and marketing expenses

Our sales and marketing expenses from continuing operations, primarily consisting of advertising and promotional expenditures and employee compensation incurred to enhance product and brand visibility, support customer acquisition, and expand the Company’s market presence, were RMB194.4 million (US$28.6 million) for the fiscal year ended June 30, 2026, compared to RMB19.1 million for the fiscal year ended June 30, 2025. The year-over-year results of continuing operations are not directly comparable as a result of the reason mentioned above.

Research and development expenses

Our research and development expenses from continuing operations, primarily consisting of expenses supporting innovation across the Company’s pop toy portfolio, including the design and development of new products, were RMB44.3 million (US$6.5 million) for the fiscal year ended June 30, 2026, compared to RMB9.0 million for the fiscal year ended June 30, 2025. The year-over-year results of continuing operations are not directly comparable as a result of the reason mentioned above.

General and administrative expenses

Our general and administrative expenses from continuing operations, primarily consisting of costs supporting the Company’s core operational functions, including employee compensation, professional service fees, and other operational expenses, were RMB128.9 million (US$19.0 million) for the fiscal year ended June 30, 2026, compared to RMB19.7 million for the fiscal year ended June 30, 2025. The year-over-year results of continuing operations are not directly comparable as a result of the reason mentioned above.

Impairment loss on goodwill

Our impairment loss on goodwill related to the acquisition of Shenzhen Letsvan was RMB124.1 million (US$18.3 million) for the fiscal year ended June 30, 2026, primarily reflecting lower-than-anticipated financial performance amid macroeconomic headwinds.

In performing the quantitative impairment test, we used an income approach based on a discounted cash flow model (“DCF model”) and compared the fair value of the reporting unit with its carrying amount, including goodwill. Forecasts of future cash flows are based primarily on the management’s best estimate and management believes forecasted operating cash flows were the best indicator of the fair value of the reporting unit. A number of significant assumptions were involved in the preparation of the DCF models, including future revenues and discount rates. Changes in these forecasts could significantly change the amount of impairment recorded. Therefore, it may be necessary to record further impairment charges to these reporting units in the future, if any changes occur.

Loss from operations

As a result of the foregoing, we recorded loss from operations of RMB25.0 million and RMB294.4 million (US$43.4 million) for the fiscal years ended June 30, 2025 and 2026, respectively.

Interest income

Our interest income from continuing operations was RMB11.3 million (US$1.7 million) for the fiscal year ended June 30, 2026, compared to RMB0.8 million for the fiscal year ended June 30, 2025, primarily due to the recognition of financing income on the newly added long-term consideration receivable from the divestiture.

Others, net

Our others, net from continuing operations were RMB16.6 million (US$2.5 million) for the fiscal year ended June 30, 2026, compared to RMB5.7 million for the fiscal year ended June 30, 2025, primarily driven by the newly added service fee for transition services related to the legacy businesses, partially offset by the increased share of net loss from our equity method investees.

Income tax expense

Our income tax benefits from continuing operations were RMB11.5 million (US$1.7 million) for the fiscal year ended June 30, 2026, compared with income tax expenses from continuing operations of RMB3.4 million for the fiscal year ended June 30, 2025.

Net loss from continuing operations

As a result of the foregoing, we incurred net loss from our continuing operations of RMB21.8 million and RMB254.9 million (US$37.6 million) for the fiscal years ended June 30, 2025 and 2026, respectively.

Net income from discontinued operation

We recorded net income from discontinued operation, net of income tax of RMB378.4 million and RMB318.5 million (US$46.9 million) for the fiscal years ended June 30, 2025 and 2026, respectively.

Net income

As a result of the foregoing, we recorded net income of RMB356.6 million and RMB63.5 million (US$9.4 million) for the fiscal years ended June 30, 2025 and 2026, respectively.

Fiscal year ended June 30, 2025 compared to fiscal year ended June 30, 2024

We began our pop toy business since the fourth quarter of fiscal year ended June 30, 2025, following the acquisition of Shenzhen Letsvan by the end of March 2025. The operating and financial results for the fiscal years ended June 30, 2025 from the pop toy business reflect only the fourth quarter for this year and there are no comparative data for pop toy business for the year ended June 30, 2024. Most of our operating results for the year ended June 30, 2025 are generated from the legacy businesses, which have been reclassified as discontinued operation in the accompanying consolidated financial statements. For a detailed description of the comparison of our operating results, prior to the divestiture of the establishes business, for the year ended June 30, 2024 to the year ended June 30, 2025, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Fiscal Year Ended June 30, 2025 Compared to Fiscal Year Ended June 30, 2024” of our annual report on Form 20-F filed with the Securities and Exchange Commission on October 31, 2025.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years indicated.

	For the fiscal year ended June 30,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities from continuing operations	—	(258,862)	(223,132)	(32,887)
Net cash provided by operating activities from discontinued operation	282,720	442,748	83,706	12,337
Net cash (used in)/provided by investing activities from continuing operations	—	(86,884)	1,180	175
Net cash (used in)/provided by investing activities from discontinued operation	(132,784)	80,465	(64,183)	(9,459)
Net cash used in financing activities from continuing operations	—	(25,574)	(212,501)	(31,319)
Net cash used in financing activities from discontinued operation	(130,192)	(80,053)	—	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,934)	(707)	(4,190)	(617)
Net increase/(decrease) in cash and cash equivalents and restricted cash	15,810	71,133	(419,120)	(61,770)
Cash and cash equivalents and restricted cash at the beginning of the period	764,281	780,091	851,224	125,455
Cash and cash equivalents and restricted cash at the end of the period	780,091	851,224	432,104	63,685
Less: Cash and cash equivalents and restricted cash at the end of the year from discontinued operation	780,091	357,524	—	—
Cash and cash equivalents and restricted cash at the end of the year from continuing operations	—	493,700	432,104	63,685

To date, we have financed our operating and investing activities primarily through net cash generated by operating activities and cash from historical equity financing activities. As of June 30, 2025 and 2026, our cash and cash equivalents and restricted cash were RMB493.7 million and RMB432.1 million (US$63.7 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits which have original maturities of three months or less and are readily convertible to cash. As of June 30, 2025 and 2026, our short-term investments were RMB140.0 million and RMB178.2 million (US$26.3 million), respectively. Short-term investments include wealth management product and equity securities of publicly listed companies.

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

As of June 30, 2026, 95.1%, 1.0%, 0.2%, 3.4%, 0.2% and 0.1% of our cash and cash equivalents and restricted cash were held in mainland China, Hong Kong, the United States, Singapore, Vietnam and Indonesia, respectively. As of June 30, 2026, 92.7%, 6.8%, 0.1%, 0.2% and 0.2% of our cash and cash equivalents and restricted cash were denominated in Renminbi, U.S. dollars, Hong Kong Dollars, Singapore Dollars and Indonesian Rupiah, respectively. As of June 30, 2026, 92.9% and 7.1% of our short-term investments were held in mainland China and Hong Kong, respectively.

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

For the fiscal year ended June 30, 2026, the majority of our revenues have been in the form of Renminbi. We expect that the majority of our revenues will continue to be in the form of Renminbi in the near future, except for revenues from international markets via online platforms and third-party distributors. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our WFOEs are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our WFOEs to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our WFOEs are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In the fiscal year ended June 30, 2024 and 2025, Beijing Liangzizhige distributed a portion of its retained earnings of approximate US$5.3 million and US$10.0 million to its holding company in Hong Kong, Witty Digital Technology Limited. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks. As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our WFOEs only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. The PRC government may at its discretion restrict access to foreign currencies for current account transactions or capital account transactions in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chin—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.”

Operating activities

Our net cash used in operating activities from continuing operations for the fiscal year ended June 30, 2026 was RMB223.1 million (US$32.9 million), primarily due to net loss from continuing operations of RMB254.9 million (US$37.6 million), as adjusted primarily by certain non-cash items, including impairment loss on goodwill of RMB124.1 million (US$18.3 million), share-based compensation of RMB37.0 million (US$5.4 million), amortization of intangible assets of RMB11.9 million (US$1.7 million) and deferred income tax benefit of RMB11.4 million (US$1.7 million), and changes working capital that positively affected our operating cash flows, including (1) an increased in accounts payable of RMB39.4 million (US$5.8 million), primarily due to higher purchases of our pop toy products; and (2) a decrease in prepayments and other current assets of RMB23.0 million (US$3.4 million), primarily due to lower receivables from financial institutions’ security accounts and from the ESOP platform relating to share option exercise proceeds (on behalf of employees), partially offset by higher receivables from third-party payment platforms and e-commerce platforms, partially offset by changes in working capital that negatively affected our operating cash flows, including (1) an increase in inventory, net of RMB120.7 million (US$17.8 million), primarily due to the acquisition of our pop toy business in March 2025 and the subsequent expansion of our pop toy operations; (2) a decrease in accrued expenses and other current liabilities of RMB91.5 million (US$13.5 million), primarily due to lower payables to employee-related payables associated with share option exercise proceeds and accrued payroll and welfare benefits; and (3) an increase in operating lease right-of-use assets of RMB22.9 million (US$3.4 million), primarily due to the expansion of our offline store network.

Our net cash used in operating activities from continuing operations for the fiscal year ended June 30, 2025 was RMB258.9 million, primarily due to net loss of RMB21.8 million, as adjusted primarily by certain non-cash items, including amortization of intangible assets of RMB3.0 million and fair value change of short-term investments of RMB3.3 million, and changes working capital that positively affected our operating cash flows, including (1) a decrease in operating lease right-of-use assets of RMB5.3 million, primarily due to our enhanced expenses management; and (2) an increase in accounts payable of RMB5.1 million, primarily due to increased purchase, partially offset by changes in working capital that negatively affected our operating cash flows, including (1) an increase in prepayments and other current assets of RMB39.7 million, primarily due to lower receivables from financial institutions’ security accounts and from the ESOP platform relating to share option exercise proceeds (on behalf of employees); and (2) an decrease in accrued expenses and other current liabilities of RMB178.1 million, primarily due to a decrease in payables to entities of the legacy businesses.

Our net cash provided by operating activities from continuing operations amounted to nil for the fiscal year ended June 30, 2024.

Investing activities

Our net cash provided by investing activities from continuing operations for the fiscal year ended June 30, 2026 was RMB1.2 million (US$0.2 million), primarily attributable to proceeds from the disposal of the legacy businesses of RMB75.0 million (US$11.1 million), partially offset by net cash outflow from purchase and proceeds from short-term investments of RMB39.4 million (US$5.8 million) and purchase of property and equipment of RMB23.1 million (US$3.4 million).

Our net cash used in investing activities from continuing operations for the fiscal year ended June 30, 2025 was RMB86.9 million, primarily due to cash paid for the business acquisition of Shenzhen Letsvan of RMB20.0 million and net cash outflow from purchase and proceeds from for short-term investments of RMB66.3 million.

Our net cash used in investing activities from continuing operations amounted to nil for the fiscal year ended June 30, 2024.

Financing activities

Our net cash used in financing activities from continuing operations for the fiscal year ended June 30, 2026 was RMB212.5 million (US$31.3 million), primarily due to cash paid for repurchase of the ADSs of RMB77.0 million (US$11.3 million) and cash paid for the acquisition of non-controlling interests of Shenzhen Letsvan of RMB130.0 million (US$19.2 million).

Our net cash used in financing activities from continuing operations for the fiscal year ended June 30, 2025 was RMB25.6 million, primarily due to cash paid for repurchase of the ADSs of RMB16.1 million and cash paid for the acquisition of non-controlling interests of Shenzhen Letsvan of RMB7.9 million.

Our net cash used in financing activities from continuing operations amounted to nil for the fiscal year ended June 30, 2024.

Material Cash Requirements

Our material cash requirements as of June 30, 2026 and any subsequent interim period primarily include working capital needs, capital expenditures and operating lease obligations.

Capital expenditures

We made capital expenditures of nil, RMB1.9 million and RMB30.5 million (US$4.5 million) for the fiscal years ended June 30, 2024, 2025 and 2026, respectively. Our capital expenditures primarily consist of computers and electronic equipment, office furniture and equipment, leasehold improvements and purchase of intangible assets. We expect to continue to incur similar capital expenditure in the future as we grow our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

The following table sets forth our operating lease obligations and operating lease commitments as of June 30, 2026.

		For the fiscal year ended June 30,
	Total	2027	2028	2029
	(RMB in thousands)
Operating lease payments	35,976	19,384	13,482	3,110
Total	35,976	19,384	13,482	3,110

Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements as of June 30, 2026.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our IP Development Strategy” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2026 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

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

Valuation of intangible asset acquired in business combination

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair value of these identifiable net assets and liabilities is recorded as goodwill. Determining the fair value of the tangible assets acquired, liabilities assumed, and intangible assets require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, annual growth rates of revenue in the projected period and discount rate. While we use our best estimates and judgements, our estimates are inherently uncertain and subject to refinement.

Impairment assessment of goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. We assess goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. A significant amount of judgment is required in performing impairment tests, including the optional assessment of qualitative factors for the annual impairment test, which is used to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, we consider primary factors such as, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. This assessment serves as a basis for determining whether it is necessary to perform a quantitative impairment test.

The quantitative evaluation compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, a goodwill impairment loss will be recognized.

As of June 30, 2026, the gross carrying value of goodwill was RMB187.6 million. Following the divesture of the legacy businesses, we now operate solely in the pop toy business, and management has determined that the entire Group constitutes a single reporting unit. As the actual financial performance of the reporting unit did not meet prior forecasted expectations and unfavorable local market conditions, we performed a quantitative impairment test of goodwill.

In performing the quantitative impairment test, we used an income approach based on a discounted cash flow model (“DCF model”) and compared the fair value of the reporting unit with its carrying amount, including goodwill. A number of significant assumptions were involved in the preparation of the DCF models, including forecasted revenues and discount rates. Based on the results of the quantitative goodwill impairment test, an impairment charge in goodwill arising from the acquisition of Shenzhen Letsvan of RMB124.1 million was recorded in the consolidated statements of operations and comprehensive income for the fiscal year ended June 30, 2026. After recognizing the impairment charge, the remaining balance of goodwill was RMB63.5 million as of June 30, 2026.

Forecasted revenues. The financial projection was based on the financial budgets approved by our management, which considered the historical performance and its expectation for future market development, such as constructing and maintaining an effective product portfolio and IP portfolio and developing a robust sales channel and implementing effective marketing strategies.

Discount rate. When measuring possible impairment, future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted rate of return expected by equity and debt holders of a business enterprise.

The following table sets out the key assumptions on which management had based its cash flow projections to undertake impairment testing of goodwill:

As of June 30, 2026
Annual growth rate of revenue in the projected period	-25% to 12%
Post-tax discount rate	17.00%

Certain future events and circumstances, including deterioration of market conditions, increases in interest rates, and unfavorable impacts to the projections used in the impairment tests for the reporting unit discussed above, including changes in customer behavior, decrease in delivery capability, and delays or difficulties in achieving our profitability goals, could cause a further noncash impairment charge, which could have a material effect on the consolidated statements of operations and comprehensive income and consolidated balance sheets.

When reading our financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include revenue recognition. See “Note 2 — Summary of Significant Accounting Policies” to our financial statements for the disclosure of these accounting policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Li	44	Chairman of the board, director and chief executive officer
Huiyu Zhan	42	Director and chief product officer
Frank Lin	61	Director
Dong Xie	45	Director, chief financial officer and senior vice president
Pei Hua (Helen) Wong	55	Independent Director
Hongqiang Zhao	50	Independent Director
Shunyan Zhu	55	Independent Director
Guangqiang Shi	46	Senior vice president

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

Huiyu Zhan has served as our director since August 2025 and chief product officer since October 2025. Mr. Zhan is the founder and chief executive officer and a director of Shenzhen Letsvan. He was a seasoned entrepreneur with profound experience in the consumer sector. Prior to founding Shenzhen Letsvan in 2020, he had been engaged in continuous entrepreneurship in the cultural gifts and pop toy sectors. He had also served at Walmart (Shenzhen), Hong Kong Weiya Group, and among others, with extensive experience in sales and management. He pursued his undergraduate studies at Guanghua College of Changchun University from September 2004 to June 2008, majoring in marketing. He obtained an EMBA degree in Finance at The Chinese University of Hong Kong in July 2025.

Frank Lin has served as our director since May 2022. Mr. Lin is a general partner of DCM Ventures, a technology venture capital firm and one of our principal shareholders. Prior to joining DCM in 2006, Mr. Lin had been the co-founder and the chief operating officer of SINA Corporation (Nasdaq: SINA). He co-founded SINA’s predecessor, SinaNet, in 1995 and later helped guiding SINA through its listing on Nasdaq. Prior to founding SinaNet, Mr. Lin had been a consultant at Ernst & Young Management Consulting Group. Mr. Lin currently serves on the board of directors of numerous DCM portfolio companies, including GigaCloud Technology Inc (Nasdaq: GCT), Tuniu Corporation (Nasdaq: TOUR), Vipshop Holdings Limited (NYSE: VIPS), 51Talk Online Education Group (NYSE: COE) and YSB Inc. (HKEX: 9885). Mr. Lin received his MBA degree from Stanford University in 1993 and his bachelor’s degree in engineering from Dartmouth College in 1988.

Dong Xie has served as our chief financial officer since January 2021, our director since June 2022 and our senior vice president since October 2025. Prior to joining us, Mr. Xie had served as the partner of capital market services at PGAdvisory from March 2020 to December 2020. From January 2019 to March 2020, Mr. Xie served as the chief financial officer at Renmai Technology Group. From September 2014 to December 2018, Mr. Xie served as the chief financial officer and company secretary of Finup Financial Technology Group (Holding) Co., Ltd. From April 2010 to September 2010, Mr. Xie served as a vice president at CCB International (China) Co., Ltd. From November 2007 to March 2010, and from October 2010 to August 2014, Mr. Xie served as the associate director at the merger and acquisition transaction service department of Deloitte China. Mr. Xie is a Chinese Certified Public Accountant, Certified Internal Auditor, Certified Tax Agent and holds the China Legal Professional Qualification. He received his bachelor’s degree in economics and master’s degree in global economics from Nankai University in June 2003 and June 2006, respectively, and he started in September 2021 for the EMBA degree jointly offered by Guanghua School of Management of Peking University and Kellogg School of Management of Northwestern University. He has been acting as an independent director and chairman of the audit committee for China BlueChemical Ltd. (HKEX:3983) since May 2021, independent director and chairman of the audit committee for Duality Biotherapeutics, Inc. (HKEX:9606) since April 2025, independent director for Wuhan Dazhong Dental Medical Co., Ltd. (HKEX:2651) since October 2025.

Pei Hua (Helen) Wong has served as our independent director since January 2023. Ms. Wong is currently the Managing Partner of ACV Capital, a growth equity firm in Singapore. Before that, she had worked as a Partner in Qiming Ventures from 2014 to 2021, focusing on the TMT sector. Ms. Wong was a founding team member of GGV Capital. She was at GGV Capital from 2001 to 2011. She was ranked by Forbes as one of the top 100 venture capitalists in China in 2018, the top 25 Chinese women venture capitalists from 2017 to 2021, and iResearch as the top 26 Chinese consumer venture capitalists in 2021. Forbes also ranked her as one of three Singaporeans among the Top “50 over 50” in Asia Pacific in 2024. Ms. Wong has more than 25 years of experience in the venture capital industry. Some of her successful unicorn exits include Mobike (acquired by Meituan (HKEX:3690), DeDao (audio platform) and Tudou (video sharing). She also led the investment in Akulaku, a fintech unicorn in Southeast Asia. Ms. Wong received her bachelor’s and master’s degrees in Politics, Philosophy and Economics from Oxford University. She also received an MBA from INSEAD in 1999, and an EMBA degree from Cheung Kong GSB in 2010.

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

Guangqiang Shi acted as our senior vice president from June 2024. Prior to joining us, Mr. Shi served as Assistant to the Chairman of 360 Security Technology Inc. and concurrently held the position of General Manager of the Beijing company at 360 Security Technology Inc. (SHSE: 601360) from August 2019 to June 2024. From July 2017 to August 2019, he served as director of public affairs at Blibee Trading Co., Ltd. From July 2002 to July 2017, Mr. Shi held various positions in local government departments and central state organs, focusing on policy research and government liaison. Mr. Shi received his bachelor’s degree in economics in July 2002 and his master’s degree in public administration in June 2014, both from Renmin University of China. He commenced doctoral studies in business administration at the School of Business, Renmin University of China, in September 2024.

The business address of our directors and executive officers is Room 3008, 30/F, Two Exchange Square, 8 Connaught Place Central, Hong Kong. No family relationship exists between any of our directors and executive officers.

B. Compensation

Compensation of Directors and Executive Officers

In the fiscal year ended June 30, 2026, the aggregate cash compensation to directors and executive officers was approximately RMB15.3 million (US$2.3 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plans.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

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

As of October 21, 2026, there had been no options granted to our directors and executive officers under the 2018 Plan. The following table summarizes, as of October 21, 2026, the number of ordinary shares under outstanding options that we had granted to our directors and executive officers under the 2021 Plan:

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Peng Li	—	—	—	—
Huiyu Zhan	—	—	—	—
Frank Lin	—	—	—	—
Dong Xie	2,360,000	US$0.1— US$0.4	April 1, 2021— June 21, 2024	March 31, 2031— June 20, 2034
Pei Hua (Helen) Wong	*	US$0.4	December 28, 2023	December 27, 2033
Hongqiang Zhao	*	US$0.4	December 28, 2023	December 27, 2033
Shunyan Zhu	*	US$0.4	March 21, 2025	March 20, 2035
Guangqiang Shi	*	US$0.4	June 21, 2024	June 20, 2034
All directors and executive officers as a group	3,050,000	N/A	N/A	N/A

*	Less than 1% of our total outstanding ordinary share on an as-converted basis.

As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan and the 2021 Plan is 38,240,745 Class A ordinary shares. As of October 21, 2026, options to purchase a total of 18,922,459 Class A ordinary shares under the 2021 Plan had been granted and outstanding, and 13,797,510 of such options had been exercised. As of October 21, 2026, there had been no options granted under the 2018 Plan. As of October 21, 2026, grantees other than our directors and executive officers above, as a group, held options to purchase an aggregate of 15,872,459 Class A ordinary shares, with exercise prices ranging from US$0.0005 per share to US$1.66 per share.

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

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our third amended and restated memorandum and articles of association of our company. An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the Director, if any; but no such term shall be implied in the absence of express provision. Unless expressly provided, our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. In addition, a director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by our company to be or becomes of unsound mind; (3) resigns his office by notice in writing to the company; (4) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; or (5) is removed from office pursuant to any other provision of our third amended and restated memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

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

D. Employees

As of June 30, 2025 and 2026, we had 714 and 368 full-time employees, respectively. The following table sets forth the numbers of our full-time employees by functions as of June 30, 2026.

	As of June 30, 2026
Function:	Number	% of total
Product development and supply chain	122	33.2%
Sales and marketing	193	52.4%
Administration	53	14.4%
Total	368	100.0%

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of October 21, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculation in the table below is based on 156,594,292 ordinary shares outstanding as of October 21, 2026, including 106,735,243 Class A ordinary shares and 49,859,049 Class B ordinary shares. Our issued and outstanding ordinary shares do not include treasury ADSs.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A ordinary shares	Class B ordinary shares	% of beneficial ownership†	% of aggregate voting power††
Directors and Executive Officers†††
Peng Li(1)	—	49,859,049	31.8	82.4
Huiyu Zhan(2)	14,775,786	—	8.6	*
Frank Lin(3)	24,370,089	—	15.6	4.0
Dong Xie	2,361,074	—	1.5	*
Pei Hua (Helen) Wong	*	—	*	*
Shunyan Zhu	*	—	*	*
Hongqiang Zhao	*	—	*	*
Guangqiang Shi	*	—	*	*
Directors and executive officers as a group	42,178,332	49,859,049	58.0	86.7

Principal Shareholders:
Even Par Holding Limited(1)	—	49,859,049	31.8	82.4
K2 Entities(4)	23,170,342	—	14.8	3.8
DCM Entities(3)	24,370,089	—	15.6	4.0
Huiyu Zhan(2)	14,775,786	—	8.6	*

*	Represents less than 1% of our total outstanding shares as of October 21, 2026.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after October 21, 2026.

††	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. As of the date of this annual report, holder of each of our Class A ordinary shares is entitled to one vote per share and holder of each of our Class B ordinary shares is entitled to ten votes. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†††	Except as indicated otherwise below, the business address of our directors and executive officers is Room 3008, 30/F, Two Exchange Square, 8 Connaught Place Central, Hong Kong.

(1)	Represents 49,859,049 Class B ordinary shares held by Even Par Holding Limited, a company incorporated in the British Virgin Islands. Even Par Holding Limited is controlled by NICE PAR TRUST, a trust established under a trust deed between Mr. Peng Li as settlor and Vistra Trust (Singapore) Pte. Limited as trustee. Mr. Peng Li and his family members are beneficiaries of NICE PAR TRUST. Under the terms of the trust deed of this trust, Mr. Peng Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Even Par Holdings Limited in Here Group Limited. Mr. Peng Li is the sole director of Even Par Holdings Limited. The registered address of Even Par Holdings Limited is at the offices of Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 200,322 Class A ordinary shares held by Mr. Zhan in the form of the ADSs; and (ii) 14,575,464 Class A ordinary shares that Mr. Zhan, through a British Virgin Islands entity controlled by him, had the right to purchase within 60 days as stock consideration for acquisition of certain of his interests in Shenzhen Letsvan. For details, see “Item 4. Information on the Company—A. History and Development of the Company—Corporate restructuring after the IPO—Shenzhen Letsvan Investment.”

(3)	Represents (i) 22,007,410 Class A ordinary shares held by DCM Ventures China Fund (DCM VIII), L.P. (of which 1,327,008 Class A ordinary shares were held in the form of the ADSs), an exempted limited partnership organized under the laws of the Cayman Islands; (ii) 1,820,446 Class A ordinary shares held by DCM VIII, L.P. (of which 109,770 Class A ordinary shares were held in the form of the ADSs), an exempted limited partnership organized under the laws of the Cayman Islands; and (iii) 542,233 Class A ordinary shares held by DCM Affiliates Fund VIII, L.P. (of which 32,694 Class A ordinary shares were held in the form of the ADSs), an exempted limited partnership organized under the laws of the Cayman Islands. The general partner of each of these DCM entities is DCM Investment Management VIII, L.P., the general partner of which is DCM International VIII, Ltd., which is ultimately controlled by Andre G. Levi and Frank Lin, a director of our company, and each may be deemed to share voting and dispositive power over the shares held by the DCM entities. Each of the foregoing persons disclaims beneficial ownership of shares held by the DCM entities, except to the extent of any pecuniary interest therein. The registered address of the DCM entities is P.O. Box 268, Floor 4 Willow House, Cricket Square, Grand Cayman KY1-1104, Cayman Islands.

(4)	Represents (i) 3,181,242 Class A ordinary shares held by K2 EVERGREEN PARTNERS LIMITED (of which 706,242 Class A ordinary shares were held in the form of the ADSs), a company incorporated in Hong Kong, which is wholly-owned by K2 Evergreen Partners L.P., the general partner of which is K2 Evergreen Partners LLC; (ii) 5,035,586 Class A ordinary shares held by K2 FAMILY PARTNERS LIMITED (of which 1,117,911 Class A ordinary shares were held in the form of the ADSs), a company incorporated in Hong Kong, which is wholly-owned by K2 Family Partners L.P., and the general partner of K2 Family Partners L.P. is K2 Family Partners GP, L.P., the general partner of which is K2 Family Partners GP, LLC; and (iii) 14,953,514 Class A ordinary shares held by K2 PARTNERS III LIMITED (of which 3,200,490 Class A ordinary shares were held in the form of the ADSs), a company incorporated in Hong Kong, which is wholly-owned by K2 Partners III L.P., the general partner of K2 Partners III L.P. is K2 Partners III GP, L.P., the general partner of which is K2 Partners III GP, LLC. KPartners Limited holds (i) 80% equity and voting power of K2 Evergreen Partners LLC; (ii) 66% equity and voting power of K2 Family Partners GP, LLC; and (iii) 66% equity and voting power of K2 Partners III GP, LLC. The registered address of the K2 entities is Room C, 20/F, Lucky Plaza, 315-321 Lockhart Road, Wanchai, Hong Kong.

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

On June 6, 2025, our board of directors authorized a share repurchase program (the “2025 Share Repurchase Program”), under which we may repurchase up to US$20.0 million of the ADSs for a purchase period beginning from June 11, 2025 and ending on June 30, 2026. Pursuant to the 2025 Share Repurchase Program, a total of 2,431,785 ADSs representing 7,295,355 Class A ordinary Shares had been repurchased for an aggregate consideration of US$13.1 million under the 2025 Share Repurchase Program.

On June 5, 2026, our board of directors authorized a share repurchase program (the “2026 Share Repurchase Program”), under which we may repurchase up to US$20.0 million of the ADSs for a purchase period beginning from July 1, 2026 and ending on June 30, 2027. As of October 21, 2026, a total of 414,728 ADSs representing 1,244,184 Class A ordinary Shares had been repurchased for an aggregate consideration of US$0.8 million under the 2026 Share Repurchase Program.

To the best of our knowledge, as of October 21, 2026, a total of 65,688,927 outstanding Class A ordinary shares were held by one record holder in the United States, which is Citibank N.A., the depositary of our ADS program, representing 41.9% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIEs and Its Shareholder

See “Item 4. Information on the Company—C. Organizational Structure—Our Historical Contractual Arrangements.”

Related Parties Transactions

In the fiscal years ended June 30, 2024, 2025 and 2026, we entered into certain material related party transactions as set forth below.

Sale of pop toy products and e-commerce platform operation services and other services to Yuhuatongxing. We sell pop toy products and provide e-commerce platform operation services and other services to Yuhuatongxing (Beijing) Cultural Development Co., Ltd. (“Yuhuatongxing”). For the fiscal years ended June 30, 2025 and 2026, we recorded revenues of RMB1.5 million and RMB29.3 million (US$4.3 million) for the foresaid transactions. As of June 30, 2025 and 2026, the amounts due from Yuhuatongxing in relation to the aforementioned revenues were RMB1.4 million and RMB8.9 million (US$1.3 million), respectively.

Brand and product promotion services and IP license granted from Yuhuatongxing. Yuhuatongxing provided brand and product promotion services and granted IP license to us. For the fiscal years ended June 30, 2025 and 2026, we recorded operation costs and expenses of RMB2.5 million and RMB19.8 million (US$2.9 million) for the foresaid transactions. As of June 30, 2025 and 2026, the amounts due to Yuhuatongxing were RMB2.6 million and RMB17.6 million (US$2.6 million), respectively, including RMB2.6 million and RMB8.6 million (US$1.3 million) in relation to aforementioned costs and expenses. In addition, advances made on behalf of Yuhuatongxing, which have been fully settled, amounted to RMB1.8 million during the fiscal year ended June 30, 2026.

Acquisition of non-controlling equity interests. In late June 2025, we acquired part of the equity interests of Shenzhen Letsvan from Shenzhen Haoduoxiaohuoban Venture Capital Service Partnership (Limited Partnership) (“Haoduoxiaohuoban”) with a total consideration of RMB3.5 million (US$0.5 million). For the fiscal year ended June 30, 2025, a total of RMB2.8 million (US$0.4 million) was paid to Haoduoxiaohuoban. As of June 30, 2025, the outstanding balance to Haoduoxiaohuoban in connection with the acquisition of equity interests of Shenzhen Letsvan was RMB0.7 million (US$0.1 million), which was fully settled in July 2025. In July 2025, in order to acquire the remaining equity interests of Shenzhen Letsvan, we acquired more certain of the equity interests from certain related parties (including certain employees and an equity method investee) for a total consideration of RMB44.5 million (US$6.6 million), all of which was settled as of June 30, 2026. In addition, in connection with the acquisition of non-controlling interests in Shenzhen Letsvan during the fiscal year ended June 30, 2026, we recorded a loan of RMB17.3 million (US$2.5 million) to Mr. Huiyu Zhan, the founder of Shenzhen Letsvan and one of our current directors and chief product officer, which remained outstanding as of June 30, 2026.

Distribution from Equity Method Investee. For the fiscal year ended June 30, 2026, we received a distribution of RMB7.3 million (US$1.1 million) from Nanjing Shangdehehua Equity Investment Partnership (Limited Partnership), one of our equity method investees.

On September 24, 2026, we entered into a share transfer agreement with the controlling shareholder of Yuhuatongxing, which then held 53.45% of Yuhuatongxing’s equity interests. Pursuant to the agreement, we transferred our entire 46.55% equity interest in Yuhuatongxing for a consideration of RMB4.0 million. Upon completion of this transaction, Yuhuatongxing ceased to be our related party.

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

Here Group Limited is a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our WFOEs. PRC regulations may restrict the ability of our WFOEs to pay dividends to us. In June 2024 and April 2025, Beijing Liangzizhige made a cash distribution of US$5.3 million and US$10.0 million, respectively, to Witty Digital Technology Limited, its holding company in Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs were listed for trading on the Nasdaq Global Market under the symbol “QSG” from January 2023. Starting from November 11, 2025, the ADSs were traded under the new symbol of “HERE”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

 The following are summaries of material provisions of our currently effective third amended and restated memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, insofar as they relate to the material terms of our ordinary shares.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our third amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our lawfully available funds. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General meetings of shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our third amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than two thirds of all votes attaching to the issued and outstanding shares of our company entitled to attend and vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our third amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of ordinary shares. Subject to the restrictions set out in our third amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of her or his ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Issuance of additional shares. Our third amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.

Our third amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Anti-takeover provisions. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Indemnification of directors and executive officers and limitation of liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association provide that we shall indemnify our directors and officers, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

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

Shareholder action by written consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our third amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than two-thirds of the total number votes attaching to all issued and outstanding shares of our company as of the date of the deposit that are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our third amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our third amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Variation of rights of shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our third amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by the company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of governing documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our third amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of non-resident or foreign shareholders. There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

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

Cayman Islands Taxation

As advised by Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

In addition, although the law in this regard is unclear, we treated our formerly affiliated entities as being owned by us for United States federal income tax purposes for periods prior to the VIE termination because, prior to the VIE termination, we controlled their management decisions and were entitled to substantially all of their economic benefits, and, as a result, we combined and consolidated their financial results in our consolidated financial statements for periods prior to the VIE termination on September 30, 2025.

Based on the market price of our ADSs and the composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our fiscal year ended June 30, 2026. However, because the determination of whether we are or will become a PFIC for any fiscal year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance regarding our PFIC status for any taxable year. Fluctuations in the market price of the ADSs may increase the risk that we continue to be a PFIC for subsequent fiscal years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other intangibles, may generally be determined by reference to the market price of the ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

As discussed above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2026. With certain exceptions, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A ordinary shares under their particular circumstances.

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

As discussed above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2026. With certain exceptions, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A ordinary shares under their particular circumstances.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.heregroup.com/. We will, upon request, furnish our shareholders and ADS holders with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

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

As of June 30, 2025 and 2026, our cash and cash equivalents, restricted cash and short-term investments denominated in Renminbi were RMB516.5 million and RMB566.3 million, respectively, accounting for 81.5% and 92.8% of our total cash and cash equivalents, restricted cash and short-term investments as of the same time, respectively.

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

Concentration risk

There was one customer that individually represented greater than 10% of our total revenues for the fiscal years ended June 30, 2026. There were three and two customers individually represented more than 10% of our net accounts receivables as of June 30, 2025 and 2026, respectively. There were two suppliers individually represented more than 10% of our total purchases for the fiscal years ended June 30, 2026.

Credit risk

Financial instruments that potentially expose us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and short-term investment. As of June 30, 2025 and 2026, more than 97.5% of our cash and cash equivalents and short-term investments were held in well-established financial institutions located in mainland China, Hong Kong, Singapore and the U.S., which our management considered to be of high credit quality.

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

For the period from the effective date of the Form F-1 to June 30, 2026, we had used proceeds of US$10.9 million for dividend distribution, US$19.1 million for shares repurchase, US$0.5 million for the investment on an unrelated private company, US$1.5 million for the acquisition and capital injection of Kelly’s education, US$3.4 million for general corporate purposes and working capital. As of June 30, 2026, we had used all the net proceeds we received from our initial public offering in 2023.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of June 30, 2026, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of June 30, 2026, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of June 30, 2026, due to the material weakness identified in our internal control over financial reporting as described below.

Notwithstanding management’s assessment that our internal control over financial reporting was not effective as of June 30, 2026, due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material aspects.

Our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company” as defined in the JOBS Act.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the fiscal years ended June 30, 2024, 2025 and 2026, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

During the year ended June 30, 2026, the progress of our remediation on the material weakness has been temporarily affected due to the business shift and personnel changes. However, we remain committed to continuing our remediation efforts. To remedy our identified material weakness, we will continue to establish clear roles and responsibilities for accounting and financial reporting staff members to address complex accounting and financial reporting issues and to prepare and review consolidated financial statements, including the related disclosures, under U.S. GAAP and SEC reporting requirements, and we will implement measures to improve our internal control over financial reporting, including hiring an additional financial reporting manager and a reporting associate with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting to lead our accounting and financial reporting matters. In addition, we will continue to improve our internal control over financial reporting through the following measures, among others: (1) develop and implement a comprehensive set of processes and internal controls to timely and appropriately (i) identify transactions that may be subject to complex U.S. GAAP accounting treatment, (ii) analyze the transactions in accordance with the relevant U.S. GAAP, and (iii) review the accounting technical analysis; (2) enhance our financial closing and reporting policies and procedures and business process level internal controls relevant to the complex transactions to ensure that they are properly accounted for in accordance with U.S. GAAP; (3) recruit qualified accounting staff members with U.S. GAAP and SEC reporting experiences to implement the abovementioned financial reporting procedures and internal controls to ensure the consolidated financial statements and related disclosures under U.S. GAAP and SEC reporting requirements are prepared appropriately on a timely basis; and (4) establish an ongoing training program to provide sufficient and appropriate trainings for accounting and financial reporting personnel, including trainings related to U.S. GAAP and SEC reporting requirements.

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

As a company with less than US$1.235 billion in revenue for the fiscal year ended June 30, 2026, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer and the chief financial officer. This code is publicly available on our website at http://ir.heregroup.com.

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

	For the fiscal year ended June 30,
	2025	2026
	(RMB in thousands)
Audit fees(1)	9,315	7,918
Tax fees(2)	—	—

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

(2)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.

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

On June 6, 2025, our board of directors authorized the 2025 Share Repurchase Program, under which we may repurchase up to US$20.0 million of the ADSs for a purchase period beginning from June 11, 2025 and ending on June 30, 2026. Repurchases under the 2025 Share Repurchase Program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The following table sets forth the details of the repurchases made in accordance with the 2025 Share Repurchase Program during the fiscal year ended June 30, 2025 and 2026.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of publicly announced plans or programs	Maximum dollar value of ADSs that may yet be purchased under the plans or programs
June 2025	193,553	11.6	193,553	17,762,201.1
July 2025	905	8.5	905	17,754,540.8
August 2025	188,828	8.0	188,828	16,234,686.3
September 2025	128,871	9.6	128,871	15,003,421.7
December 2025	407,223	5.1	407,223	12,926,266.8
January 2026	665,248	4.9	665,248	9,635,386.0
February 2026	88,581	4.8	88,581	9,207,517.3
March 2026	313,675	3.3	313,675	8,174,966.9
April 2026	186,151	3.3	186,151	7,552,978.5
May 2026	107,917	3.3	107,917	7,193,260.4
June 2026	150,833	2.1	150,833	6,877,065.0

 On June 5, 2026, our board of directors authorized the 2026 Share Repurchase Program, under which we may repurchase up to US$20.0 million of the ADSs for a purchase period beginning from July 1, 2026 and ending on June 30, 2027. Repurchases under the 2026 Share Repurchase Program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means.

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

Item 16K. Cybersecurity.

Risk Management and Strategy

We collect and store different types of personal information concerning our users in our business operations based on the type of services requested. For instance, we generally collect cellphone numbers and/or social media accounts of our users for account registration purpose, delivery information for physical goods shipment, and transaction data relating to blind-box purchases and draw records. We collect such information from different sources, including our mobile apps, Weixin mini-programs and official accounts, offline self-operated stores, third-party retail channels and fan community platforms. We believe that the legitimate and positive use of data concerning our users is critical to our business success.

We provide our services via our mobile apps under standard user privacy provisions, pursuant to which we undertake to collect user information on a lawful, appropriate and necessary basis. These provisions inform users about the situations we will collect personal information, the type of information collected, how we store and use such information, users’ rights, and our data security measures. In the case of blind-box sales, applicable regulations require us to take measures to prevent purchases by minors under the age of eight and to confirm that purchasers aged eight and above have obtained guardian consent, which requires the collection and verification of certain age-related and identity information. We also establish a set of detailed rules in collecting and using user information for each key step in blind-box sales and fan engagement, including those relating to online draw mechanics, purchase-limit mechanisms and community interactions.. We will not share user information with third parties unless there is express consent or required by law. We update our user privacy provisions from time to time to ensure that they comply with the relevant laws and regulations and stay abreast with our business updates.

We have implemented stringent internal protocols with respect to data storage, access, processing and extraction. For sensitive personal information, including identity verification data used in minor protection controls and certain transaction records, we apply encryption procedures, and grant classified and limited access to such information, generally after data masking, to those employees demonstrating authorized needs through an internal application and approval process. We have also implemented protocols on personal information security protection, which govern our internal business processes including the demand analysis, product design and development, testing and product launch, to evaluate and ensure our personal information compliance on an ongoing basis. We retain records of blind-box draw probabilities, draw results and related transaction records for the periods required by applicable regulations. To tackle potential security incidents, we design relevant action plans to limit the impact on our users and business operations.

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

We currently do not engage third parties such as assessors, consultants or auditors for assessing, identifying or managing our risks from cybersecurity threats in our day-to-day operations. However, we will consult with the legal advisor from time to time to comply with applicable requirements on cybersecurity, personal information protection and blind-box regulation. As of the date of this annual report, we have not experienced any cybersecurity threats that materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

Our routine cybersecurity governance primarily comprises three aspects, including decision-making, cybersecurity management and compliance. Our data security management committee is responsible for overseeing our cybersecurity risks and routine decision-making. Departments under our product development center are responsible for the specific cybersecurity management tasks, including product, technology, maintenance and operations and big data departments, to leverage their professional expertise in the responsible areas and implement relevant security procedures in our day-to-day operations. Our legal and compliance department is responsible for tracking the latest developments in relevant laws and regulations, reviewing relevant service agreements and overseeing the compliance status of our products and services, with particular focus on requirements applicable to blind-box operations, online draw mechanics and minor protection controls. In the event of material cybersecurity incident, the relevant personnel and departments shall report to our board of directors, which shall review the status and authorize the emergency procedures. Our data security management committee shall be responsible for leading and coordinating the implementation of emergency procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
2.1	Registrant’s specimen American depositary receipt (incorporated herein by reference to Exhibit A to the Registrant’s prospectus (file No.: 333-268984) filed pursuant to Rule 424(b)(3) on November 10, 2025)
2.2*	Registrant’s specimen certificate for Class A ordinary shares
2.3	Deposit Agreement dated January 24, 2023, by and among the Registrant, the depositary and the owners and holders of American depositary shares issued thereunder (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 27, 2023)
2.4	Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated December 20, 2022 (incorporated herein by reference to Exhibit 4.4 to our registration statement on Form F-1 (file no. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
2.5*	Description of Securities
4.1	English translation of Exclusive Consultancy and Service Agreement among Beijing Liangzizhige Technology Co., Ltd. and Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021 (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.2	English translation of Equity Pledge Agreement among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021 (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.3	English translation of Exclusive Option Agreement among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated May 20, 2021 (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.4	English translation of Voting Rights Proxy Agreement issued among Beijing Liangzizhige Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and the shareholder of Feierlai (Beijing) Technology Co., Ltd. dated as of May 20, 2021 (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.5	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.6	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.7	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.8	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)
4.9	English translation of Exclusive Consultancy and Service Agreement among Beijing Chuangyuqizhi Technology Co., Ltd. and Beijing Zhixueduxing Technology Co., Ltd. dated May 8, 2024 (incorporated herein by reference to Exhibit 4.9 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on August 29, 2024)
4.10	English translation of Equity Pledge Agreement among Beijing Chuangyuqizhi Technology Co., Ltd., Beijing Zhixueduxing Technology Co., Ltd. and the shareholder of Beijing Zhixueduxing Technology Co., Ltd. dated May 8, 2024 (incorporated herein by reference to Exhibit 4.10 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on August 29, 2024)
4.11	English translation of Exclusive Option Agreement among Beijing Chuangyuqizhi Technology Co., Ltd., Beijing Zhixueduxing Technology Co., Ltd. and the shareholder of Beijing Zhixueduxing Technology Co., Ltd. dated May 8, 2024 (incorporated herein by reference to Exhibit 4.11 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on August 29, 2024)
4.12	English translation of Voting Rights Proxy Agreement issued among Beijing Chuangyuqizhi Technology Co., Ltd., Beijing Zhixueduxing Technology Co., Ltd. and the shareholder of Beijing Zhixueduxing Technology Co., Ltd. dated as of May 8, 2024 (incorporated herein by reference to Exhibit 4.12 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on August 29, 2024)
4.13	English translation of Exclusive Consultancy and Service Agreement among Beijing Liangzizhige Technology Co., Ltd. and Beijing Chuangyuqizhi Co., Ltd. dated April 2, 2025 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)
4.14	English translation of Equity Pledge Agreement among Beijing Liangzizhige Technology Co., Ltd., Beijing Chuangyuqizhi Technology Co., Ltd. and the shareholder of Beijing Chuangyuqizhi Technology Co., Ltd. Dated April 2, 2025 (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)

4.15	English translation of Exclusive Option Agreement among Beijing Liangzizhige Technology Co., Ltd., Beijing Chuangyuqizhi Technology Co., Ltd. and the shareholder of Beijing Chuangyuqizhi Technology Co., Ltd. dated April 2, 2025 (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)
4.16	English translation of Voting Rights Proxy Agreement issued among Beijing Liangzizhige Technology Co., Ltd., Beijing Chuangyuqizhi Technology Co., Ltd. and the shareholder of Beijing Chuangyuqizhi Technology Co., Ltd. dated as of April 2, 2025 (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)
4.17	English translation of Capital Increase Agreement among Shenzhen Yiqi Culture Co., Ltd., Mr. Huiyu Zhan and other shareholders of Shenzhen Yiqi Culture Co., Ltd., Shenzhen Chaowan World Information Technology Co., Ltd. and certain parties thereto dated as of March 21, 2025 (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)
4.18	English translation of Shareholders’ Agreement among Shenzhen Yiqi Culture Co., Ltd., Mr. Huiyu Zhan and other shareholders of Shenzhen Yiqi Culture Co., Ltd., Shenzhen Chaowan World Information Technology Co., Ltd. and certain parties thereto dated as of March 21, 2025 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)
4.19	English translation of Equity Transfer Agreement among Shenzhen Yiqi Culture Co., Ltd., Mr. Huiyu Zhan and other shareholders of Shenzhen Yiqi Culture Co., Ltd., Shenzhen Chaowan World Information Technology Co., Ltd. and certain parties thereto dated as of March 21, 2025 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)
4.20	English translation of Debt-to-Equity Conversion Agreement among Shenzhen Yiqi Culture Co., Ltd., Mr. Huiyu Zhan and certain shareholders of Shenzhen Yiqi Culture Co., Ltd., and Shenzhen Chaowan World Information Technology Co., Ltd. dated as of March 21, 2025 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)
4.21	English translation of the Equity Transfer Agreement among QuantaSing Group Limited, Shenzhen Yiqi Culture Co., Ltd., Mr. Huiyu Zhan and certain shareholders of Shenzhen Yiqi Culture Co., Ltd. dated July 31, 2025 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)
4.22	English translation of the VIE termination agreement among Beijing Liangzizhige Technology Co., Ltd., Beijing Chuangyuqizhi Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and their respective nominee shareholder dated as of September 30, 2025 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)
4.23	English translation of the Domestic Equity Transfer Agreement among the investor, Beijing Liangzizhige Technology Co., Ltd., Beijing Chuangyuqizhi Technology Co., Ltd., Feierlai (Beijing) Technology Co., Ltd. and their respective nominee shareholder dated as of September 30, 2025 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)
4.24	English translation of the Overseas Equity Transfer Agreement among the investor, QuantaSing Group Limited, QuantaSing International Limited and Rare River Group Limited dated as of September 30, 2025 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (file No. 001-41590) filed with the SEC on October 31, 2025)
8.1*	List of subsidiaries of the Registrant
11.1*	Code of business conduct and ethics
11.2*	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of CM Law Firm
97*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HERE GROUP LIMITED

By:	/s/ Peng Li
Name:	Peng Li
Title:	Chief Executive Officer

Date: October 30, 2026

HERE GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Here Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Here Group Limited and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended June 30, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

October 30, 2026

We have served as the Company’s auditor since 2021.

HERE GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of June 30,
	Note	2025	2026	2026
		RMB	RMB	US$ Note 2(e)

ASSETS
Current assets:
Cash and cash equivalents		472,943	431,061	63,531
Restricted cash		20,757	1,043	154
Short-term investments	15	139,990	178,223	26,267
Accounts receivable, net	6	29,505	16,860	2,485
Amounts due from related parties	25	1,577	26,231	3,866
Inventories, net	7	16,229	134,744	19,859
Prepayments and other current assets	8	73,434	124,018	18,277
Current assets held for sale	4	558,316	-	-
Total current assets		1,312,751	912,180	134,439

Non-current assets:
Property and equipment, net	9	9,935	22,366	3,296
Intangible assets, net	10	65,938	61,225	9,023
Long-term investments	16	28,254	20,362	3,001
Operating lease right-of-use assets	14	12,504	35,438	5,223
Goodwill	17	187,598	63,539	9,364
Other non-current assets		1,475	21,723	3,202
Non-current assets held for sale	4	43,064	-	-
Total non-current assets		348,768	224,653	33,109

TOTAL ASSETS		1,661,519	1,136,833	167,548

HERE GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

		As of June 30,
	Note	2025	2026	2026
		RMB	RMB	US$ Note 2(e)
LIABILITIES
Current liabilities:
Short-term borrowings	11	11,100	-	-
Accounts payable	12	14,321	53,709	7,916
Accrued expenses and other current liabilities	13	66,168	49,445	7,287
Amounts due to related parties	25	3,321	17,637	2,599
Income tax payable		9,440	5,430	800
Contract liabilities		1,665	7,111	1,048
Operating lease liabilities, current	14	9,482	18,532	2,731
Current liabilities held for sale	4	498,516	-	-
Total current liabilities		614,013	151,864	22,381

Non-current liabilities:
Operating lease liabilities, non-current	14	4,617	16,248	2,395
Deferred tax liabilities	18	72,014	118,630	17,484
Non-current liabilities held for sale	4	37,912	-	-
Total non-current liabilities		114,543	134,878	19,879

TOTAL LIABILITIES		728,556	286,742	42,260

Commitments and contingencies	26

MEZZANINE EQUITY
Non-controlling interests	20	40,999	221,372	32,626

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 430,000,000 shares authorized, 119,595,046 shares issued as of both June 30, 2025 and 2026, and 114,114,919 and 107,883,184 shares outstanding as of June 30, 2025 and June 30, 2026, respectively)	22	81	81	12
Class B ordinary shares (US$0.0001 par value;70,000,000 shares authorized, 49,859,049 shares issued and outstanding as of both June 30, 2025 and June 30, 2026)	22	34	34	5
Treasury stock	22	(49,054)	(121,020)	(17,836)
Additional paid-in capital		1,066,860	900,672	132,743
Accumulated other comprehensive income		16,507	11,950	1,761
Accumulated deficit		(225,431)	(162,998)	(24,023)
TOTAL HERE GROUP LIMITED SHAREHOLDERS’ EQUITY		808,997	628,719	92,662
Non-controlling interests		82,967	-	-
TOTAL SHAREHOLDERS’ EQUITY		891,964	628,719	92,662

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY		1,661,519	1,136,833	167,548

The accompanying notes are an integral part of these consolidated financial statements.

HERE GROUP LIMITED

Consolidated Statements of Operations and Comprehensive INCOME

(All amounts in thousands, except for share data and per share data, or otherwise noted)

		For the years ended June 30,
	Note	2024	2025	2026	2026
		RMB	RMB	RMB	US$ Note 2(e)

Revenues (including revenue from related parties of nil, RMB1,503 and RMB 29,293 for the years ended June 30, 2024, 2025 and 2026, respectively)	2(x)	-	65,781	596,798	87,957
Cost of revenues (including cost of revenues from related parties of nil, nil and RMB10,402 for the years ended June 30, 2024, 2025 and 2026, respectively)		-	(42,970)	(399,547)	(58,886)
Gross profit		-	22,811	197,251	29,071
Operating expenses:
Sales and marketing expenses (including sales and marketing expenses from related parties of nil, RMB2,472 and RMB9,403 for the years ended June 30, 2024, 2025 and 2026, respectively)		-	(19,108)	(194,383)	(28,649)
Research and development expenses		-	(9,010)	(44,274)	(6,525)
General and administrative expenses		-	(19,673)	(128,925)	(19,001)
Impairment loss on goodwill	17	-	-	(124,059)	(18,284)
Total operating expenses		-	(47,791)	(491,641)	(72,459)
Loss from operations		-	(24,980)	(294,390)	(43,388)
Other income:
Interest income		-	796	11,343	1,672
Others, net	19	-	5,728	16,648	2,454
Loss before income tax expense		-	(18,456)	(266,399)	(39,262)
Income tax (expense)/benefit	18	-	(3,350)	11,464	1,690
Net loss from continuing operations, net of income tax		-	(21,806)	(254,935)	(37,572)
Net income from discontinued operation, net of income tax (including gain on disposal of nil, nil and RMB284,737 for the years ended June 30, 2024, 2025 and 2026, respectively)	4	385,527	378,374	318,451	46,934
Net income		385,527	356,568	63,516	9,362
Net loss/(income) attributable to non-controlling interests		-	2,162	(1,083)	(160)
Net income attributable to ordinary shareholders of Here Group Limited		385,527	358,730	62,433	9,202
Including：
Net loss from continuing operations attributable to ordinary shareholders of the Company		-	(19,641)	(256,006)	(37,730)
Net income from discontinued operation attributable to ordinary shareholders of the Company		385,527	378,371	318,439	46,932

Weighted average number of ordinary shares used in computing net (loss)/income per share
—Basic	24	164,998,649	161,291,663	161,393,281	161,393,281
—Diluted	24	164,998,649	161,291,663	161,393,281	161,393,281

Net loss from continuing operations per share attributable to ordinary shareholders of the Company—basic	24	-	(0.12)	(1.59)	(0.23)
Net income from discontinued operation per share attributable to ordinary shareholders of the Company —basic	24	2.34	2.35	1.97	0.29

Net loss from continuing operations per share attributable to ordinary shareholders of the Company—diluted	24	-	(0.12)	(1.59)	(0.23)
Net income from discontinued operation per share attributable to ordinary shareholders of the Company—diluted	24	2.34	2.35	1.97	0.29

Comprehensive income:
Net income		385,527	356,568	63,516	9,362
Other comprehensive loss
Foreign currency translation adjustments, net of nil tax		(4,869)	(806)	(4,557)	(672)
Total other comprehensive loss		(4,869)	(806)	(4,557)	(672)
Total comprehensive income		380,658	355,762	58,959	8,690
Comprehensive loss/(income) attributable to non-controlling interests		-	2,162	(1,083)	(160)
Comprehensive income attributable to Here Group Limited		380,658	357,924	57,876	8,530

The accompanying notes are an integral part of these consolidated financial statements.

HERE GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share data and per share data, or otherwise noted)

		Attributable to the owners of Here Group Limited
	Note	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Non-controlling	Total
		Shares	Amount	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	interests	equity

			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of June 30, 2023		115,759,408	78	49,859,049	34	-	-	1,171,092	22,182	(969,688)	2,135	225,833
Issuance of ordinary shares for share incentive plan	22	3,835,647	3	-	-	(3,835,647)	(3)	-	-	-	-	-
Cancellation of ordinary shares	22	(9)	-	-	-	-	-	-	-	-	-	-
Repurchase of American depositary shares (“ADSs”)	22	-	-	-	-	(13,836,078)	(118,498)	-	-	-	-	(118,498)
Exercise of share options	21	-	-	-	-	1,852,806	9,244	(6,260)	-	-	-	2,984
Share-based compensation	21	-	-	-	-	-	-	27,757	-	-	-	27,757
Disposal of non-controlling interests		-	-	-	-	-	-	(115)	-	-	(2,135)	(2,250)
Net income		-	-	-	-	-	-	-	-	385,527	-	385,527
Currency translation differences		-	-	-	-	-	-	-	(4,869)	-	-	(4,869)
Balance as of June 30, 2024		119,595,046	81	49,859,049	34	(15,818,919)	(109,257)	1,192,474	17,313	(584,161)	-	516,484

Balance as of June 30, 2024		119,595,046	81	49,859,049	34	(15,818,919)	(109,257)	1,192,474	17,313	(584,161)	-	516,484
Repurchase of ADSs	22	-	-	-	-	(1,026,708)	(17,986)	-	-	-	-	(17,986)
Exercise of share options	21	-	-	-	-	11,365,500	78,189	(66,796)	-	-	-	11,393
Share-based compensation	21	-	-	-	-	-	-	19,293	-	-	-	19,293
Acquisition of subsidiary with non-controlling interests	3	-	-	-	-	-	-	-	-	-	93,041	93,041
Capital contribution from non-controlling interests		-	-	-	-	-	-	-	-	-	713	713
Acquisition of noncontrolling interest	20	-	-	-		-	-	-	-	-	(8,625)	(8,625)
Declaration of cash dividends	23	-	-	-	-	-	-	(78,111)	-	-	-	(78,111)
Net income		-	-	-	-	-	-	-	-	358,730	(2,162)	356,568
Currency translation differences		-	-	-	-	-	-	-	(806)	-	-	(806)
Balance as of June 30, 2025		119,595,046	81	49,859,049	34	(5,480,127)	(49,054)	1,066,860	16,507	(225,431)	82,967	891,964

HERE GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

		Attributable to the owners of Here Group Limited
	Note	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Non-controlling	Total
		Shares	Amount	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	interests	equity

			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of June 30, 2025		119,595,046	81	49,859,049	34	(5,480,127)	(49,054)	1,066,860	16,507	(225,431)	82,967	891,964
Repurchase of ADSs	22	-	-	-	-	(6,714,696)	(76,976)	-	-	-	-	(76,976)
Exercise of share options	21	-	-	-	-	482,961	5,010	(3,436)	-	-	-	1,574
Share-based compensation	21	-	-	-	-	-	-	36,940	-	-	-	36,940
Share options retained by employees of Divested Business	4	-	-	-	-	-	-	17,461	-	-	-	17,461
Acquisition of noncontrolling interest	20	-	-	-	-	-	-	(224,405)	-	-	(83,836)	(308,241)
Elimination of upstream transaction with equity method investee	16	-	-	-	-	-	-	7,252	-	-	-	7,252
Disposal of Divested Business	4	-	-	-	-	-	-	-	-	-	(214)	(214)
Net income		-	-	-	-	-	-	-	-	62,433	1,083	63,516
Currency translation differences		-	-	-	-	-	-	-	(4,557)	-	-	(4,557)
Balance as of June 30, 2026		119,595,046	81	49,859,049	34	(11,711,862)	(121,020)	900,672	11,950	(162,998)	-	628,719

The accompanying notes are an integral part of these consolidated financial statements.

HERE GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB in thousands, except for share data and per share data, or otherwise noted)

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$ Note 2(e)

Cash flows from operating activities:
Net income	385,527	356,568	63,516	9,362
Less: net income from discontinued operation	385,527	378,374	318,451	46,934
Net loss from continuing operations	-	(21,806)	(254,935)	(37,572)
Adjustments to reconcile net loss to net cash used in operating activities of continuing operations:
Fair value changes of short-term investments	-	(3,310)	410	60
Provision of allowance for expected credit losses	-	1,342	1,937	285
Inventory obsolescence impairment	-	148	2,143	316
Depreciation of property and equipment	-	1,030	8,953	1,320
Amortization of intangible assets	-	3,017	11,861	1,748
Impairment loss on goodwill	-	-	124,059	18,284
Share of (income)/loss from equity method investments, net of income tax	-	(1,165)	3,529	520
Amortization of unrecognized financing income	-	-	(8,838)	(1,303)
Dividends received from an equity method investee	-	-	7,252	1,069
Realized gains from short-term investments	-	(1,404)	(7,633)	(1,125)
Share-based compensation	-	2,513	36,963	5,448
Deferred income tax expense/(benefit)	-	246	(11,415)	(1,682)
Changes in operating assets and liabilities:
Accounts receivable	-	(6,404)	11,729	1,729
Amounts due from related parties	-	(975)	(7,508)	(1,107)
Prepayments and other current assets	-	(39,738)	23,030	3,393
Operating lease right-of-use assets	-	5,250	(22,934)	(3,380)
Accounts payables	-	5,141	39,388	5,805
Accrued expenses and other current liabilities	-	(178,087)	(91,485)	(13,484)
Amounts due to related parties	-	2,621	15,016	2,213
Income tax payable	-	(18,658)	(4,010)	(591)
Contract liabilities	-	94	5,446	803
Operating lease liabilities, current portion	-	(7,757)	9,050	1,334
Operating lease liabilities, non-current portion	-	1,948	11,631	1,714
Inventories, net	-	(2,856)	(120,658)	(17,783)
Other non-current assets	-	(52)	(6,113)	(901)
Net cash used in operating activities from continuing operations	-	(258,862)	(223,132)	(32,887)
Net cash provided by operating activities from discontinued operation	282,720	442,748	83,706	12,337
Net cash provided by/(used in) operating activities	282,720	183,886	(139,426)	(20,550)

HERE GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB in thousands, except for share data and per share data, or otherwise noted)

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$ Note 2(e)

Cash flows from investing activities:
Purchase of short-term investments	-	(441,133)	(2,829,000)	(416,943)
Proceeds from short-term investments	-	374,872	2,789,628	411,140
Purchase of property and equipment	-	(1,914)	(23,084)	(3,402)
Purchase of intangible assets	-	-	(7,445)	(1,097)
Investment income from short-term investments	-	1,404	7,633	1,125
Cash paid for business combination, net of cash and cash equivalents acquired	-	(20,000)	-	-
Proceeds from sale of equity method investments	-	-	4,363	643
Disposal of Divested Business	-	-	75,000	11,054
Disposal of property and equipment	-	-	1,375	203
Loan provided to related parties	-	(113)	(17,290)	(2,548)
Net cash (used in)/provided by investing activities from continuing operations	-	(86,884)	1,180	175
Net cash (used in)/provided by investing activities from discontinued operation	(132,784)	80,465	(64,183)	(9,459)
Net cash (used in)/provided by investing activities	(132,784)	(6,419)	(63,003)	(9,284)

Cash flows from financing activities:
Proceeds from noncontrolling interests	-	513	-	-
Acquisition of noncontrolling interest of subsidiaries	-	(7,867)	(130,044)	(19,166)
Repurchase of ADSs	-	(16,090)	(76,976)	(11,345)
Proceeds from exercise of share options	-	158	5,619	828
Repayment of short-term borrowings	-	(3,400)	(11,100)	(1,636)
Other cash received relating to financing activities	-	1,112	-	-
Net cash used in financing activities from continuing operations	-	(25,574)	(212,501)	(31,319)
Net cash used in financing activities from discontinued operation	(130,192)	(80,053)	-	-
Net cash used in financing activities	(130,192)	(105,627)	(212,501)	(31,319)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,934)	(707)	(4,190)	(617)
Net increase/(decrease) in cash, cash equivalents and restricted cash	15,810	71,133	(419,120)	(61,770)
Cash and cash equivalents and restricted cash at the beginning of the year	764,281	780,091	851,224	125,455
Including:
Cash and cash equivalents at the beginning of the year	764,281	779,931	830,159	122,350
Restricted cash at the beginning of the year	-	160	21,065	3,105
Cash, cash equivalents and restricted cash at the end of the year	780,091	851,224	432,104	63,685
Including:
Cash and cash equivalents at the end of the year	779,931	830,159	431,061	63,531
Restricted cash at the end of the year	160	21,065	1,043	154
Less: Cash and cash equivalents and restricted cash at the end of the year from discontinued operation	780,091	357,524	-	-
Cash and cash equivalents and restricted cash at the end of the year from continuing operations	-	493,700	432,104	63,685
Including:
Cash and cash equivalents at the end of the year	-	472,943	431,061	63,531
Restricted cash at the end of the year	-	20,757	1,043	154
Supplemental disclosure of cash flow information
Cash paid for income tax	-	(25,913)	(48,406)	(7,134)
Cash paid for interest	-	(47)	(90)	(13)

The accompanying notes are an integral part of these consolidated financial statements.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities

(a)	Nature of operations

Here Group Limited (the “Company” or “Here”) was incorporated in the Cayman Islands on February 9, 2022 as an exempted company with limited liability. The Company changed its legal name from QuantaSing Group Limited to Here Group Limited in November 2025.The Company, its subsidiaries, the consolidated variable interest entities (the “VIEs”) and the VIEs’ subsidiaries are collectively referred to as the “Group”.

In March 2025, the Group completed an acquisition of 61.05% equity interest in Shenzhen Yiqi Culture Co., Ltd. (“Shenzhen Letsvan”), thereby entering the pop toy business (Note 3). In June 2025, the Group further acquired approximately 2.5% equity interests in Shenzhen Letsvan (Note 20). In July 2025, the Group undertook further steps to acquire all of the remaining equity interests in Shenzhen Letsvan (Note 20). As of June 30, 2026 the acquisition of non-controlling interests of Shenzhen Letsvan held by one shareholder was not closed and the Group held 76.3% of the equity interests in Shenzhen Letsvan.

On September 30, 2025, the Group, through one of its subsidiaries, Beijing Qimengdao Technology Co., Ltd. (formerly known as Beijing Liangzizhige Technology Co., Ltd.), entered into the VIE Termination Agreement with Feierlai (Beijing) Technology Co., Ltd. (“Beijing Feierlai”, or the “VIE 1”) and Beijing Chuangyuqizhi Technology Co., Ltd. (“Beijing Chuangyuqizhi”, or the “VIE 2”), and the respective nominee shareholder of Beijing Feierlai and Beijing Chuangyuqizhi, to terminate the contractual arrangements among these parties. On the same day, the Group entered into share transfer agreements with the relevant entities of a third-party buyer (the “Buyer”), pursuant to which Beijing Qimengdao Technology Co., Ltd. instructed the nominee shareholder to transfer all of its equity interests in Beijing Feierlai and Beijing Chuangyuqizhi to the Buyer, and the Company transfers all of its equity interests in QuantaSing International Limited and Rare River Group Limited to the Buyer, for an aggregate consideration of approximately equivalent to RMB180 million. Upon completion of the transactions on September 30, 2025, the Group ceased to engage in the individual online learning services business, consumer businesses, and any other businesses established prior to the acquisition of Shenzhen Letsvan (the “Divested Business”).

The disposal of the Divested Business represents a strategic shift and has a significant impact on the Company’s results of operations. Accordingly, assets, liabilities, results of operations, and cash flows related to the Divested Business have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented. The consolidated balance sheets as of June 30, 2025, the consolidated statements of comprehensive income and consolidated statements of cash flows for the years ended June 30, 2024, 2025 and 2026 have been adjusted to reflect this change (see Note 4).

Effective September 30, 2025, upon the completion of the disposal of the Divested Business, the Group deconsolidated the financial statements of the Divested Business from its consolidated financial statements. Following the disposition, the Group’s strategic focus would be centered on the pop toy business.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities (Continued)

(a)	Nature of operations (Continued)

As of June 30, 2026, the Company’s major subsidiaries are as follows:

	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities

Wholly owned subsidiaries (offshore):
Hundreds of Mountains Limited	March 22, 2021	The BVI	100%	Investment holding
Witty Digital Technology Limited	March 29, 2021	Hong Kong	100%	Technical consulting and related service
CreaVerse Group Limited	February 6, 2024	Cayman Islands	100%	Investment holding
CreaVerse Group (BVI) Limited	February 8, 2024	The BVI	100%	Investment holding
CreaVerse Technology (Singapore) Pte. Limited	February 26, 2024	Singapore	100%	Investment holding
CreaVerse Technology (HK) Limited	March 11, 2024	Hong Kong	100%	Investment holding
Wholly owned subsidiaries (onshore):
Beijing Qimengdao Technology Co., Ltd. (the “WFOE”)	March 19, 2021	The PRC	100%	Technical consulting and related service
Beijing Yiqi Culture Co., Ltd.	January 21, 2025	The PRC	100%	Pop toy business
Shanghai Qimengdao Culture Co., Ltd.	September 2, 2025	The PRC	100%	Pop toy business
Chongqing Qimengdao Cultural Communication Co., Ltd.	September 2, 2025	The PRC	100%	Pop toy business
Shenzhen Qimengdao Trading Co., Ltd.	October 16, 2025	The PRC	100%	Pop toy business
Beijing Qimengdao Cultural Communication Co., Ltd.	October 22, 2025	The PRC	100%	Pop toy business
Beijing Qimengdao Trading Co., Ltd.	October 22, 2025	The PRC	100%	Pop toy business
Beijing Xingxuzaowu Cultural and Creative Co., Ltd.	March 23, 2026	The PRC	100%	Pop toy business
Xian Qimengdao Cultural Communication Co., Ltd.	March 27, 2026	The PRC	100%	Pop toy business
Shenzhen Chaowan World Information Technology Co., Ltd.	December 24, 2024	The PRC	100%	Pop toy business
Shenzhen Yiqi Culture Co., Ltd.	November 23, 2020	The PRC	76.3%	Pop toy business
Shenzhen Yiqiwan Cultural Industry Co., Ltd.	August 9, 2022	The PRC	100%	Pop toy business
Shenzhen Huiyusheji Culture Co., Ltd.	October 8, 2022	The PRC	100%	Pop toy business
Dongguan Yiqiwan Cultural Industry Co., Ltd.	November 20, 2023	The PRC	100%	Pop toy business
Hangzhou Yiqi Technology Development Co., Ltd.	July 16, 2025	The PRC	100%	Pop toy business
Qimengdao (Changchun) Culture Co., Ltd.	August 18, 2025	The PRC	100%	Pop toy business

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

1.	Organization and principal activities (Continued)

(b)	Variable interest entity

Before September 2025, the Group operated substantially all of its Divested Business through the VIEs and VIEs’ subsidiaries. In May 2021, the Group, through one of its subsidiaries, or the WFOE, entered into a series of contractual arrangements with the VIE 1 and its shareholder, Shenzhen Erwan, an entity controlled by the Founder. In May 2024, the VIE 2 entered into a similar series of contractual arrangements with Beijing Zhixueduxing and its shareholder, Shenzhen Erwan, which were terminated in March 2025. In April 2025, the WFOE, entered into a similar series of contractual arrangements with the VIE 2 and its shareholder, Shenzhen Erwan.

In September 2025, as part of the disposal of the Divested Business, the Group terminated the aforementioned contractual agreements for VIE 1 and VIE 2, including the voting rights proxy agreements, equity pledge agreements, exclusive consultancy and service agreements and exclusive option agreements. With the termination of these VIE contractual agreements, the Group deconsolidated the VIEs from its consolidated financial statements since September 30, 2025.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and VIEs’ subsidiaries, which were included in the Group’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows, after the elimination of intercompany balances and transactions among the VIEs and its subsidiaries:

	As of June 30,
	2025	2026
	RMB	RMB

Current assets held for sale	665,253	-
Non-current assets held for sale	10,775	-
Current liabilities held for sale	649,753	-
Non-current liabilities held for sale	37,590	-

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Net income from discontinued operation, net of income tax	69,773	124,212	172,441

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Net cash used in operating activities from discontinued operation	(68,748)	(74,420)	(289,983)
Net cash (used in)/provided by investing activities from discontinued operation	(85,679)	(18,425)	985
Net cash provided by financing activities from discontinued operation	43,422	132,303	-

HERE GROUP LIMITED

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

Comparability and Reclassification Adjustment

To conform to the current year’s presentation relating to discontinued operation of the Divested Business (Note 4), the Group has reclassified certain comparative balances in the consolidated balance sheet as of June 30, 2025 and certain comparative amounts in the consolidated statements of operations and comprehensive income for the years ended June 30, 2024 and 2025. The assets and liabilities of the discontinued operation have been classified as assets held-for-sale and liabilities held-for-sale in the consolidated balance sheet as of June 30, 2025. The results of discontinued operation for the years ended June 30, 2024 and 2025 have been reflected separately in the consolidated statements of operations and comprehensive income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended June 30, 2024 and 2025 were separately presented in the consolidated statements of cashflows for all periods presented in accordance with U.S. GAAP. These reclassifications had no impact on net income or loss, total assets and liabilities, shareholders’ equity, or cash flows as previously reported.

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

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, and the right to receive benefit from the entity that could potentially be significant to the entity, and therefore the Company or its subsidiaries shall be deemed to have a controlling financial interest in the entity and is the primary beneficiary of the entity. There has been no consolidated VIE since September 30, 2025.

All significant intercompany transactions and balances between the Company, its subsidiaries and the consolidated VIEs have been eliminated upon consolidation.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, provision of credit losses of receivables, inventory write down, fair value of short-term investments, initial measurement of leases, depreciation and amortization of long-lived assets, impairment of goodwill, valuation of intangible assets and remeasurement of previously-held investments in connection with the business combination transaction, the valuation allowance of deferred tax assets, withholding tax on undistributed earnings, fair value of non-controlling interests, as well as the valuation and recognition of share-based compensation arrangements. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(d)	Functional currency and foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s subsidiaries incorporated in the Cayman Islands, BVI, Singapore, and Hong Kong is United States dollars (“US$”) and the Hong Kong dollar (“HKD”), while the functional currency of subsidiaries incorporated in Vietnam and Indonesia is the Vietnamese dong and the Indonesian rupiah, respectively. The Group’s PRC subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income.

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

The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statement of changes in shareholders’ equity and a component of other comprehensive loss in the consolidated statement of operations and comprehensive income.

(e)	Convenience translation

Translations of the consolidated balance sheet, the consolidated statement of operations and comprehensive income and the consolidated statement of cash flows from RMB into US$ as of and for the year ended June 30, 2026 are solely for the convenience of the readers and have been calculated at the rate of US$1.00=RMB6.7851, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate on June 30, 2026, or at any other rate.

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

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(h)	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable mainly represent receivable from sales of pop toy products.

The Group’s other receivables which were recorded as a component of the prepaid expenses and other current assets and other non-current assets are within the scope of ASC Topic 326.

To estimate expected credit losses, in accordance with ASC Topic 326, the Group has identified the relevant risk characteristics of its customers and the counterparties and the related accounts receivable and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances. The allowance for credit losses and corresponding receivables is written off when they are determined to be uncollectible.

(i)	Inventories, net

Inventories, mainly consisting of products available for sale and raw materials, are recorded at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable selling cost. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in cost of revenues in the consolidated statements of operations and comprehensive income. The Group recorded nil, RMB148 and RMB2,143 inventory obsolescence impairment for the years ended June 30, 2024, 2025 and 2026, respectively.

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

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(j)	Fair value measurement (Continued)

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other receivables, accounts payables, and accrued expenses and other current liabilities approximate their fair values because of their short-term nature. Operating lease liabilities are measured at amortized cost using discounted rates reflected time value of money, thus the carrying amount approximates its fair value. The Group’s short-term investments mainly consisted of wealth management products which contain variable returns, and are measured at fair value (Note 2(k)).

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

Short-term investments include (i) wealth management products with variable interest rates or principal non-guaranteed issued by certain financial institutions; (ii) investment in equity securities of publicly listed companies for which the Group does not have significant influence. In accordance with ASC 825, Financial Instruments, for financial products with variable returns referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. Investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. Changes in the fair value of these investments are reflected in the consolidated statements of operations and comprehensive income as investment income and included in “Others, net”.

(l)	Prepayments and other current assets

Prepayments and other current assets mainly consist of prepayments for promotion fees and other service fees, prepaid input value-added tax, deposits, receivables from third party payment platforms and third-party e-commerce platforms and receivables of consideration for Divested Business. Prepayments and other current assets are stated at the historical carrying amount net of the allowance for credit losses. The Group reviews other assets on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. Other assets are written off when they are determined to be uncollectible.

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

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(m)	Property and equipment, net (Continued)

Category	Estimated useful life

Leasehold improvements	Shorter of the lease term or estimated economic life
Computer and electronic equipment	3 years
Molds	3-5 years
Furniture	3-5 years
Motor vehicles	4 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included in the consolidated statements of operations and comprehensive income.

(n)	Intangible assets

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based on either an accelerated method that reflects the pattern in which economic benefits of the intangible assets are consumed if that pattern can be reliably determined and results in higher amortization in the earlier years of the assets’ useful life, or using a straight-line method as follows:

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

Intangible assets with an indefinite useful life mainly consist of the Group’s brand name. Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

HERE GROUP LIMITED

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

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

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

(p)	Long-term investments

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

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(r)	Operating Leases

The Group accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements.

The Group has operating leases primarily for office space, offline stores and warehouses. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset. The Group elects not to apply the recognition requirements of ASC 842 to short-term leases. Variable lease payments are the payments made by a lessee to a lessor for the right to use an underlying asset that vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time. Variable lease payments are recorded in the period in which the obligation for the payment is incurred. Other operating leases are included in operating lease right-of-use assets, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

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

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(u)	Non-controlling interests

The Group’s consolidated financial statements include entities in which the Company has a controlling financial interest. Earnings or losses attributable to non-controlling interest shareholders of its subsidiaries and VIEs are classified separately as “Non-controlling interests” in the Company’s consolidated statements of operations and comprehensive income.

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

Considerations transferred in a business combination are measured at the fair value as of the date of acquisition. Where the consideration in an acquisition includes contingent consideration, and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive income.

(w)	Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is reported in discontinued operation if the disposal results from strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Group has reported the assets and liabilities of the discontinued operation as current assets held for sale, non-current assets held for sale, current liabilities held for sale, and non-current liabilities held for sale in the consolidated balance sheets. The results of discontinued operation were reflected separately in the consolidated statements of operations and comprehensive income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(x)	Revenue recognition

The Group recognizes revenue from the sale of pop toy products in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Group determines revenue recognition through the following steps:

-	Identification of the contract, or contracts, with a customer;

-	Identification of the performance obligations in the contract;

-	Determination of the transaction price, including the constraint on variable consideration;

-	Allocation of the transaction price to the performance obligations in the contract;

-	Recognition of revenue when (or as) the Group satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to customers and is measured at the fair value of the consideration received or receivable, representing amounts billed or billable for goods supplied or services rendered. Such amounts are stated net of discounts, sales incentives, return allowances and value-added taxes (“VAT”) collected from customers and remitted to tax authorities. Return allowances, which reduce revenue, are estimated using the most likely amount method based on the Group’s historical return data and its analysis of returns patterns by product category.

The Group’s revenue is predominantly derived from its pop toy business, following the disposal of the Divested Business on September 30, 2025. The Group sells its pop toy products through multiple channels, including distributors, online platforms, self-operated offline retail stores and roboshop machines.

For sales to distributors, revenue is recognized upon delivery to the contractual shipping destination. At that point, the Group has no remaining performance obligations that could affect the distributors’ acceptance of the products. The significant risks and rewards of ownership, including those related to obsolescence and loss, have also been passed to the distributors upon delivery. A receivable is recognized at the time of delivery, as the Group’s right to consideration becomes unconditional and only the passage of time is required before payment falls due. In cases where customers make advance payments, the Group’s records such amounts as contract liabilities upon receipt and subsequent recognizes them as revenue when control of the products is transferred to the customers.

For sales made through online platforms, including self-developed online platform or third-party e-commerce platforms, revenue is recognized at the point in time when the end customers receive the delivered products. The transaction price for such sales is recorded net of estimated sales discounts at the time of sale. Consideration paid by end customers upon placement of orders and is collected immediately if the orders are placed through self-developed online platform, or after the delivery of the products through settlement with the third-party products through settlement with the third-party e-commerce platforms. Commissions to the third-party e-commerce platforms represent incremental costs to obtain contracts. The Group applies the practical expedient to expense the commissions as incurred, as the expected amortization period is less than one year.

For sales through self-operated retail stores and roboshops, revenue is recognized at the point when customers place purchase orders by making payment and simultaneously take physical possession of the products. The transactions are settled contemporaneously in cash, by credit or debit cards, or through third-party payment service providers. The Group does not have material performance obligations subsequent to the point of sale for this channel.

Other revenue includes sales or services related to various other offerings, such as IP licensing and operation services. Revenue is recognized when the relevant services are rendered and the customer simultaneously receives and consumes the benefits provided by the Group.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(x)	Revenue recognition (Continued)

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)	The effects of a significant financing component have not been adjusted for contracts which the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)	The Group expenses the costs to obtain a contract as incurred when the expected amortization period is one year or less.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers.  The Group recognizes contract assets or contract liabilities and accounts receivable in the consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment, and a contract asset if not yet has the unconditional right to receive consideration.

Contract liability is related to the payments received by the Group in advance from customers before the control of the products transferred or the services rendered.

As of June 30, 2025, the Group’s contract liabilities were RMB1,665, substantially all of which was recognized as revenue for the year ended June 30, 2026. The Group’s contract liabilities were RMB7,111 as of June 30, 2026, which are expected to be recognized as revenue within one year.

Revenue Disaggregation

The following table sets forth a breakdown of the Group’s revenues disaggregated by business line:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Revenue from sales of pop toy products	-	65,781	592,675
-Distributors	-	51,953	446,274
-Online platforms	-	12,820	126,035
-Self-operated offline retail stores and roboshop machines	-	1,008	20,366
Others	-	-	4,123
Total revenues	-	65,781	596,798

(y)	Cost of revenues

Cost of revenues mainly consists of costs of goods sold, license fee, supply chain related personnel costs, warehousing costs and molds depreciation, freight expenses, impairment of inventories and physical inventories loss.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(z)	Sales and marketing expenses

Sales and marketing expenses consist primarily of: (i) marketing and promotional expenses, including costs related to the promotion of brand influence and IP product marketing, offline campaign execution and online traffic acquisition; (ii) salaries and benefits (including share-based compensation expenses) related to the Group’s sales and marketing team; (iii) operating expenses associate with retail stores and roboshops, including rental expenses, depreciation and other related expenses; (iv) commissions and e-commerce platform service charges; (v) other expenses incurred by the Group’s sales and marketing personnel. Marketing and promotional expenses are expensed as sales and marketing expenses when the services are received. For the years ended June 30, 2024, 2025 and 2026, marketing and promotional expenses were nil, RMB11,841, and RMB88,901, respectively.

(aa)	General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation expenses) and related expenses for employees involved in general corporate functions, including finance, legal and human resources, rental fees, and professional service fees.

(ab)	Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for the Group’s in-house creative design and product development teams, who are responsible for the design of IP characters and the diversification of product category portfolios, and (ii) other expenses associated with aforementioned activities, including office rental, general expenses and depreciation expenses.

(ac)	Share-based compensation expenses

All share-based awards granted to the founder, management, directors and employees, including restricted ordinary shares and share options, are measured at fair value on grant date. Share based compensation expense is recognized using the graded-vesting method over the requisite service period, which is the vesting period. The Group accounts for share-based compensation benefits granted to grantee in accordance with ASC 718 Stock Compensation. Information relating to the plans is set out in Note 21.

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

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(ad)	Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Employee social security and welfare benefits included as expenses of continuing operations in the consolidated statements of operations and comprehensive income amounted to nil, RMB1,384 and RMB21,625 for the years ended June 30, 2024, 2025 and 2026, respectively. The total balances of employee welfare benefits, including the accruals for estimated underpaid amounts, were approximately RMB12,755 and RMB9,367 as of June 30, 2025 and 2026, respectively.

(ae)	Taxation

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

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(af)	Comprehensive income

Comprehensive income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income includes net income and foreign currency translation adjustments of the Group.

(ag)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The CODM reviews separate financial information presented for each segment of the Group and measures the performance of each segment primarily based on segment revenue and segment gross profit.

For the year ended June 30, 2024, the Group identified two operating segments, including learning service and others and consumer business. For the year ended June 30, 2025, as a result of the acquisition of Shenzhen Letsvan in March 2025 (Note 3), the Group identified one more operating segment, pop toy business. Subsequent to the disposal of Divested Business in September 2025 (Note 4), the Group’s CODM relies upon the consolidated results of operations as a whole for the only remaining pop toy business when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment as defined by ASC 280.

As the Group’s long-lived assets are substantially all located in the PRC and substantial portion of the Group’s revenues are derived from the PRC, no geographical segments are presented.

(ah)	Impact of newly adopted accounting pronouncement

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid, among other enhancements to improve the effectiveness of income tax disclosures. For public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024. For entities other than public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2025; however, early adoption is permitted. The Group adopted the amendments prospectively for the fiscal year ended June 30, 2026. Please refer to Note 18 for further details.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

2.	Summary of significant accounting policies (Continued)

(ai)	Recently issued accounting pronouncements not yet adopted

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In November 2024, the FASB issued ASU 2024-03, “Income Statement –Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires entities to disaggregate operating expenses into specific categories such as employee compensation, depreciation, and intangible asset amortization, by relevant expense caption on the statement of operations. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted on either a prospective or retrospective basis. The Company is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statements and related disclosures. The amendments only impact disclosures and are not expected to have an impact on the Group’s financial condition and results of operations.

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

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), which removes all references to software development project stages so that the guidance is neutral to different software development methods. Therefore, under ASU 2025-06, software capitalization will begin when management has authorized and committed to funding the software project and when it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 will be effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods with early adoption permitted. The guidance is to be applied on a prospective basis, or on a modified transition approach or a retrospective transition approach. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those annual reporting periods, with early adoption permitted. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

3.	Business combination

Business combinations during the year ended June 30, 2025

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

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

3.	Business combination (Continued)

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

This supplemental pro forma information is presented for illustrative purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on July 1, 2023, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	For the years ended June 30,
	2024	2025
	RMB	RMB

Pro forma total net revenues	126,634	163,473
Pro forma net income	404,094	334,774

Other acquisition during the year ended June 30, 2025

During the year ended June 30, 2025, the Group also made another business acquisition, for which the result of the operations has been included in the Group’s consolidated financial statements from its acquisition date and was not material to the Group’s consolidated financial statements.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

4.	Discontinued operation

As described in Note 1(a), on September 30, 2025, the Group disposed the Divested Business for an aggregate cash consideration of approximately equivalent to RMB180 million (the “Disposal”).

The Disposal was accounted for as discontinued operation in accordance with ASC 205-20 since it represents a strategic shift that has a major effect on the Group’s operations and financial results. On September 30, 2025, the Group lost its control over the Divested Business and accordingly, the Company deconsolidated the Divested Business from its consolidated financial statements on September 30, 2025. Accordingly, the historical financial results of the Divested Business are reflected in the Group’s consolidated statements of operations and comprehensive income as discontinued operation for all periods presented, and the related assets and liabilities associated with discontinued operation in the prior year consolidated balance sheets are classified as assets/liabilities held for sale to provide the comparable financial information.

The assets and liabilities included in the captions “Current assets held for sale”, “Non-current assets held for sale”, “Current liabilities held for sale” and “Non-current liabilities held for sale” in the consolidated balance sheets as of June 30, 2025 consist of the following:

As of June 30, 2025
RMB

ASSETS
Current assets:
Cash and cash equivalents	357,216
Restricted cash	308
Short-term investments	49,707
Accounts receivable, net	16,388
Inventories, net	5,232
Prepayments and other current assets	129,465
Total current assets	558,316

Non-current assets:
Property and equipment, net	1,357
Long-term investments	30,812
Operating lease right-of-use assets	7,394
Other non-current assets	3,501
Total non-current assets	43,064

LIABILITIES
Current liabilities:
Accounts payable	34,373
Accrued expenses and other current liabilities	85,638
Income tax payable	22,000
Contract liabilities, current portion	236,425
Advance from customers	113,134
Operating lease liabilities, current	6,946
Total current liabilities	498,516

Non-current liabilities:
Contract liabilities, non-current portion	35,485
Operating lease liabilities, non-current	2,399
Deferred tax liabilities	28
Total non-current liabilities	37,912

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

4.	Discontinued operation (Continued)

The Divested Business’ results of operations for the years ended June 30, 2024 and 2025, and for the period from July 1, 2025 to September 30, 2025, the date immediately preceding the deconsolidation of the Divested Business shown in the table below, are included in the consolidated statements of operations and comprehensive income under the caption “Net income from discontinued operation, net of income tax”, for those respective periods, after intercompany eliminations, as applicable.

	For the years ended June 30,		For the period from July 1, 2025 to September 30,
	2024	2025	2025
	RMB	RMB	RMB

Revenues	3,795,331	2,659,811	403,422
Cost of revenues	(550,310)	(460,763)	(77,452)
Gross profit	3,245,021	2,199,048	325,970
Operating expenses:
Sales and marketing expenses	(2,586,977)	(1,592,153)	(182,302)
Research and development expenses	(144,868)	(89,515)	(4,376)
General and administrative expenses	(125,765)	(95,499)	(5,922)
Impairment loss on long-lived assets	(2,652)	-	-
Impairment loss on goodwill	(7,389)	-	-
Total operating expenses	(2,867,651)	(1,777,167)	(192,600)
Income from operations	377,370	421,881	133,370
Other income:
Interest income	10,520	4,203	77
Remeasurement gain of previously held equity interests in connection with step acquisition	-	8,109	-
Others, net	28,965	53,750	3,562
Pretax income from discontinued operation related to major classes of pretax profit	416,855	487,943	137,009
Pretax gain on disposal of discontinued operation*	-	-	284,737
Total pretax gain on discontinued operation	416,855	487,943	421,746
Income tax expense	(31,328)	(109,569)	(103,295)
Net income from discontinued operation, net of tax	385,527	378,374	318,451

*	In connection with the Disposal, the Group decided to retain 898,846 unvested share options granted to its former employees who continued to work for the Divested Business. Management ceased to account for these share options in accordance with ASC 718 as the grantees no longer meet the definition of “employees”. Instead, these options are considered as the Group’s own financial instruments issued to the Buyer, and the fair value of such financial instruments are immediately recognized to reduce the disposal gain by RMB17,461, with a corresponding credit to additional paid-in capital.

The following table set forth the condensed cash flows of the Divested Business were as follows for the years ended June 30, 2024 and 2025 and for the period from July 1, 2025 to September 30, 2025, the date immediately preceding deconsolidation of the Divested Business, which are included in the consolidated statements of cash flows of the Group as cash flow from discontinued operation:

	For the years ended June 30,		For the period from July 1, 2025 to September 30,
	2024	2025	2025
	RMB	RMB	RMB

Net cash provided by discontinued operating activities	282,720	442,748	83,706
Net cash (used in)/provided by discontinued investing activities	(132,784)	80,465	(64,183)
Net cash used in discontinued financing activities	(130,192)	(80,053)	-

During the period from July 1, 2025 to September 30, 2025, the Divested Business made an aggregated net cash payment of RMB377,047 to the continuing operations, for the purpose of fully settling all intercompany transactions occurred prior to the Disposal, which had been eliminated in consolidation.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

5.	Concentration and risks

Concentration of foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to effect the remittances. As of June 30, 2025, the Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB were RMB516,525, accounting for 81.5% of the Group’s total cash and cash equivalents, restricted cash and short-term investments from continuing operations. As of June 30, 2026, the Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB were RMB566,323, accounting for 92.8% of the Group’s total cash and cash equivalents, restricted cash and short-term investments.

Concentration of customers and suppliers

One customer accounted for 37.5% of the Group’s total revenues for the years ended June 30, 2026. No other customer accounted for more than 10% of the Group’s total revenues during the same period. There were three and two customers individually accounted for more than 10% of the Group’s net accounts receivable as of June 30, 2025 and 2026, respectively.

	As of June 30,
Accounts receivables, net	2025	2026

Customer A	32.8%	34.0%
Customer B	23.0%	*
Customer C	12.8%	*
Customer D	*	11.7%

*	The percentage was below 10% for the period.

Two suppliers accounted for 15.2% and 10.1%, respectively, of the Group’s total purchases for the year ended June 30, 2026. No other supplier accounted for more than 10% of the Group’s total purchases during the same period.

Credit and concentration risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and short-term investment. As of June 30, 2025, and 2026, substantially all the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in Mainland China, Singapore and Hong Kong, which management considered to be of high credit quality.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

6.	Accounts receivable, net

The accounts receivable, net, as of June 30, 2025 and 2026, consists of the following:

	As of June 30,
	2025	2026
	RMB	RMB

Sales of pop toy products	29,909	18,208
Others	28	-
Accounts receivable	29,937	18,208
Less: allowance for credit losses	(432)	(1,348)
Accounts receivable, net	29,505	16,860

Accounts receivable, net are non-interest bearing and generally on terms between 15 days to 90 days.

The movements in the allowance for credit losses are as follows:

	For the years ended June 30,
	2025	2026
	RMB	RMB

Balance at beginning of the year	-	(432)
Additions	(432)	(916)
Write-offs	-	-
Balance at end of the year	(432)	(1,348)

7.	Inventories, net

Inventories, net, as of June 30, 2025 and 2026, consist of the following:

	For the years ended June 30,
	2025	2026
	RMB	RMB

Finished goods	12,998	130,212
Raw materials, packing materials and others	3,379	6,823
Inventories	16,377	137,035
Provisions for inventories	(148)	(2,291)
Inventories, net	16,229	134,744

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

8.	Prepayments and other current assets

Prepaid expenses and other current assets, as of June 30, 2025 and 2026, consist of the following:

	As of June 30,
	2025	2026
	RMB	RMB

Consideration receivable for the disposal of Divested Business	-	77,407
Receivables from third party payment platforms (i)	5,536	8,382
Receivables from e-commerce platforms (ii)	4,688	9,423
Prepaid service fees	4,066	10,102
Receivables from financial institutions security account(iii)	19,849	5,030
Deposits	9,994	2,260
Receivables from ESOP platform for share option exercise Proceeds (on behalf of employees)	18,145	193
Prepayments for products procurement	4,954	265
Others	6,202	10,956
Total	73,434	124,018

(i)	Receivables from third-party payment platforms represent the considerations received and held by the third-party payment platforms. The Group subsequently transferred the full receivables from the third-party payment platforms to its bank accounts.

(ii)	Receivables from e-commerce platforms represent the considerations for pop toy products sold on e-commerce platforms that have been delivered to the end customers but not yet settled by the e-commerce platforms.

(iii)	Receivables from financial institutions security account consists of deposit in financial institutions security account for share repurchase purposes.

9.	Property and equipment, net

Property and equipment, net as of June 30, 2025 and 2026, consist of the following:

	As of June 30,
	2025	2026
	RMB	RMB

Molds	8,938	17,243
Leasehold improvements	4,172	11,082
Computer and electronic equipment	4,016	6,312
Others	355	281
Total	17,481	34,918
Less: Accumulated depreciation	(7,546)	(12,552)
Property and equipment, net	9,935	22,366

Depreciation expenses for the years ended June 30, 2024, 2025 and 2026 were nil, RMB1,030 and RMB8,953 respectively.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

10.	Intangible assets, net

Intangible assets, net, as of June 30, 2025 and 2026, consist of the following:

	As of June 30,
	2025	2026
	RMB	RMB

IP Rights	49,914	50,230
Channel relationship	19,000	19,000
Brand	-	6,311
Software	65	-
Total	68,979	75,541
Less: accumulated amortization	(3,041)	(14,316)
Intangible assets, net	65,938	61,225

Except for Brand, which is intangible assets with indefinite useful life, other intangible assets are subject to amortization. Amortization expenses for intangible assets were nil, RMB3,017 and RMB11,861 for the years ended June 30, 2024, 2025 and 2026, respectively.

IP Rights and channel relationships acquired through business combination of Shenzhen Letsvan for RMB49,000 and RMB19,000 respectively are being amortized using an accelerated amortization method based on the expected economic benefits over the estimated life which range from 3 to 10 years.

11.	Short-term borrowings

As of June 30, 2025, the Group’s short-term borrowings primarily consisted of (i) an unsecured revolving credit line for a total credit of up to RMB6,000, in which all the credit line of RMB6,000 was drawn down and outstanding as short-term loans, bearing an interest rate of 2.22% per annum and maturing in November 2025; and (ii) a secured loan with carrying amount of RMB5,100 and a fixed interest rate of 2.95% per annum and a monthly payment schedule of RMB300, which was guaranteed by a third party guarantee company and the founder of Shenzhen Letsvan and secured by certain intellectual property certificates of the Group and is due in March 2026. The Group fully settled all outstanding borrowings during the year ended June 30, 2026. As of June 30, 2026, the Group had no outstanding borrowings.

12.	Accounts payable

Accounts payable represent liabilities for services provided to and products purchased by the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Accounts payable are mainly comprised of payable for purchase of raw materials and finished goods from third parties and warehousing and logistics services expenses payable as of June 30, 2025 and 2026.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

13.	Accrued expenses and other current liabilities

The following table summarizes the Group’s outstanding accrued expenses and other current liabilities as of June 30, 2025 and 2026, respectively:

	As of June 30,
	2025	2026
	RMB	RMB

Accrued employee payroll and welfare benefits	34,115	27,115
Other accrued expense	9,562	13,662
Other tax payable	8,711	8,648
Payable to employees related to share option exercise proceeds	13,780	20
Total accrued expenses and other current liabilities	66,168	49,445

14.	Lease

The Group has operating leases for corporate offices, offline stores and warehouses with lease terms from within three months to three years. For operating leases with terms greater than twelve months, the Group records the related assets and lease liability at the present value of lease payments over the terms.

	As of June 30,
	2025	2026
	RMB	RMB

Operating lease right-of-use assets, net	12,504	35,438
Operating lease liabilities-current	9,482	18,532
Operating lease liabilities-non-current	4,617	16,248

The following table provides a summary of the Group’s operating lease expenses and short-term lease expenses as of June 30, 2024, 2025 and 2026:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Operating lease expenses	-	1,202	14,272
Short-term lease expenses	-	106	4,490

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Cash paid for amounts included in the measurement of operating lease liabilities	-	5,964	18,919
Right-of-use assets obtained in exchange for operating lease obligations	-	2,193	42,854

The following table provides a summary of the Group’s operating lease terms and discount rates as of June 30, 2025 and 2026:

	As of June 30,
	2025	2026

Weighted average remaining lease term (in years)	0.96	2.03
Weighted average discount rate	4.52%	3.25%

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

14.	Lease (Continued)

Maturities of operating lease liabilities as of June 30, 2026 were as follows:

Amounts
RMB

For the year ended June 30, 2027	19,384
For the year ended June 30, 2028	13,482
For the year ended June 30, 2029	3,110
Total operating lease payments	35,976
Less: imputed interest	(1,196)
Present value of operating lease liabilities	34,780

15.	Short-term investments

The following table presents the fair value hierarchy for the Group’s short-term investments that are measured and recorded at fair value on a recurring basis as of June 30, 2025 and 2026:

June 30, 2025	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at Fair Value
	RMB	RMB	RMB	RMB

Assets
Wealth management products(i)	-	131,502	-	131,502
Equity securities of publicly listed companies	8,488	-	-	8,488
Total	8,488	131,502	-	139,990

June 30, 2026	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance at Fair Value
	RMB	RMB	RMB	RMB

Assets
Wealth management products(i)	-	170,143	-	170,143
Equity securities of publicly listed companies	8,080	-	-	8,080
Total	8,080	170,143	-	178,223

(i)	The Group’s short-term investments in wealth management products were issued by financial institutions in the PRC and Hong Kong with variable returns indexed to the performance of underlying assets. The wealth management products invested by the Group can be redeemed at any time after the respective lock-up period. To estimate the fair value of wealth management products, the Group uses the quoted net asset values published by the financial institutions. As there are no quoted prices in active markets for the investments, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

For the years ended June 30, 2024, 2025 and 2026, the Company recorded gains or losses resulting from changes in the fair values of short-term investments in the line item “Others, net” in the consolidated statements of operations and comprehensive income. As of June 30, 2025 and 2026, none of these short-term investments were frozen, guaranteed or subject to other restrictions.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

16.	Long-term investments

Long term investments as of June 30, 2025 and 2026 consist of the following:

	As of June 30,
	2025	2026
	RMB	RMB

Equity investment (i)	28,254	20,362
Total	28,254	20,362

In March 2024, the Group entered into a partnership agreement with third party investors in China to form a limited partnership enterprise (the “Partnership Enterprise”) for future investing activities in China. In accordance with the agreement, the Group served as one of the limited partners and agreed to subscribe for 43.29% of the equity interests in the Partnership Enterprise by contributing a sum of RMB100,000 aggregately as the capital of the Partnership Enterprise. The Group applied equity method of accounting to this investment in accordance with ASC 323 because the Group has significant influence over the Partnership Enterprise but does not have a controlling financial interest. As of June 30, 2026, the carrying amount of the Group’s investment in the investee was RMB18,748.

Specifically, the Group acquired the equity interests of Shenzhen Letsvan held by the Partnership Enterprise among other noncontrolling shareholders in July 2025 (Note 20). As the Partnership Enterprise is also the Group’s equity method investee, the gain arising from the Group’s acquisition of the equity interests of Shenzhen Letsvan recognized by the Partnership Enterprise in its standalone financial statements should be eliminated in accordance with ASC 323-10-35-7 with a corresponding additional paid-in capital.

During the year ended June 30, 2025, the Group acquired Shenzhen Letsvan (Note 3), which held a 49% equity interest in a PRC private company (the “Investee”) and had the ability to exercise significant influence over the Investee. During the year ended June 30, 2026, the Group executed a share transfer agreement with a third party, pursuant to which the Group’s equity interest in the investee was reduced to 46.6%. As of June 30, 2026, the carrying amount of the Group’s investment in the investee was RMB1,614.

For the years ended June 30, 2025 and 2026, the Company recognized the share of profit from equity method investments of RMB1,165 and the share of loss from equity method investments of RMB3,529, respectively.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

17.	Goodwill

Total
RMB

Gross carrying value
As of June 30, 2024	-
Addition (Note 3)	187,598
As of June 30, 2025	187,598
Addition	-
As of June 30, 2026	187,598

Total
RMB

Accumulated impairment
As of June 30, 2024	-
Impairment	-
As of June 30, 2025	-
Impairment	(124,059)
As of June 30, 2026	(124,059)

Net carrying value
As of June 30, 2024	-
As of June 30, 2025	187,598
As of June 30, 2026	63,539

Following the Disposal of the Group’s Divested Business (Note 4), the Group now operates solely in the pop toy business, and management has determined that the entire Group constitutes a single reporting unit in accordance with ASC 280-10-50-1. The Group performed goodwill impairment assessments for the reporting unit as of June 30, 2026, and weighed the relevant qualitative factors and quantitative assessment results in totality. As the actual financial performance of the reporting unit did not meet prior forecasted expectations and unfavorable local market conditions, RMB124,059 goodwill impairment loss was recorded.

In performing quantitative impairment tests, the Group used an income approach based on a discounted cash flow model (“DCF model”). Forecasts of future cash flows are based primarily on the best estimate of future net revenues, gross margin and operating expenses, which are subject to expected business operation, local market development, and general economic conditions. Material changes in these forecasts could significantly change the amount of impairment recorded. Therefore, it may be necessary to record further impairment charges to the reporting unit in the future, if such changes occur.

Key assumptions used in quantitative impairment test

The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. The Group used a DCF model to estimate the fair value of the reporting unit, as management believes forecasted operating cash flows are the best indicator of fair value. A number of significant assumptions were involved in the preparation of the DCF models, including future revenues and discount rates. The financial projection adopted in DCF models for impairment testing purpose is based on the financial budgets approved by the management of the Group, which considers the historical performance and its expectation for future market development. Cash flows beyond the forecasted period are extrapolated using a long-term growth rate. Post-tax discount rates reflect market assessment of the weighted average cost of capital in the industry in which the Group operates and the specific risks relating to the Group.

As of June 30, 2026, the fair value of the reporting unit fell below its carrying value by 12.7%. The estimated fair value of a reporting unit is highly sensitive to changes in management’s estimates and assumptions including, but not limited to, the revenue growth rate and discount rate.

Certain future events and circumstances, including deterioration of market conditions, increases in interest rates, and unfavorable impacts on the projections used in the impairment test for the reporting unit discussed above, including changes in customer behavior, decreases in delivery capability, and delays or difficulties in achieving the Group’s profitability goals, could cause the fair value of this reporting unit to fall below its carrying value and a non-cash impairment charge would be required. Such a charge could have a material effect on the consolidated statements of comprehensive income and consolidated balance sheets.

HERE GROUP LIMITED

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

PRC

Under the PRC Enterprise Income Tax Law (“EIT Law”), the statutory income tax rate is 25%. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years. The WFOE qualified as a HNTE in the calendar year 2022 and is eligible for a preferential enterprise income tax rate of 15% as a “high and new technology enterprise” under the EIT Law from the period of 2022 to 2025. In October 2025, the WFOE successfully renewed its HNTE certification for a further three-year period and maintained the 15% preferential tax rate for the calendar year ended December 31, 2025. Following the disposal of the Divested Business (Note 4), the Group determined that it is no longer likely to meet the criteria for the preferential tax rate. Accordingly, effective January 1, 2026, the Group has accrued income tax using the statutory tax rate of 25%.

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

Withholding tax on undistributed earnings

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside the PRC, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within the PRC or if the received dividends have no connection with the establishment or place of such immediate holding company within the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion (“HK DTA”) in August 2006, dividends paid by an FIE in the PRC to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%. To the extent that subsidiaries and the consolidated VIE (including its subsidiaries) of the Group have undistributed earnings, the Group accrues appropriate expected withholding tax associated with repatriation of such undistributed earnings.

During the year ended June 30, 2024 and 2025, one of the Group’s WFOE, an onshore subsidiary of the Group, distributed a portion of its retained earnings of approximate US$5,263 and US$10,000 to its immediate holding company, Witty Digital Technology Limited, an offshore subsidiary of the Company in Hong Kong, respectively. As of June 30, 2024, the Group had applied withholding tax rate of 5% based on the facts and circumstances of the offshore subsidiary and management’s interpretation of the HK DTA back then. During the year ended June 30, 2025, as there were new changes in relevant facts and circumstances, the Group accrued withholding tax on undistributed earnings as of June 30, 2025 using a 10% tax rate to reflect the management’ estimation accordingly. And the Group continued to apply 10% tax rate to accrue withholding tax on undistributed earnings going forward.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

18.	Taxation (Continued)

The following table sets forth the component of income tax (expenses)/benefit of the Group for the years ended June 30, 2024, 2025 and 2026:

	For the years ended June 30, 2026
	Mainland China	Hongkong	Others	Total
	RMB	RMB	RMB	RMB

Loss before income tax benefits	(219,032)	(7,231)	(40,136)	(266,399)
Current tax benefits	121	-	(72)	49
Deferred tax expenses	11,415	-	-	11,415
Income tax benefits	11,536	-	(72)	11,464

	For the years ended June 30, 2025
	Mainland China	Hongkong	Others	Total
	RMB	RMB	RMB	RMB

Loss before income tax expense	(17,917)	1,712	(2,251)	(18,456)
Current tax expenses	(3,596)	-	-	(3,596)
Deferred tax expenses	246	-	-	246
Income tax expenses	(3,350)	-	-	(3,350)

For the years ended June 30, 2024
	Mainland China	Hongkong	Others	Total
	RMB	RMB	RMB	RMB

Loss before income tax expense	-	-	-	-
Current tax expenses	-	-	-	-
Deferred tax expenses	-	-	-	-
Income tax expenses	-	-	-	-

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

18.	Taxation (Continued)

The following table sets forth reconciliation between the PRC statutory EIT rate and the effective tax rates for years prior to the adoption of ASU 2023-09:

	For the years ended June 30,
	2024	2025

Statutory income tax rate in PRC	25.0%	25.0%
Effect of income tax exemptions and preferential tax rates	-	-11.8%
Effect of income tax rate difference in other jurisdictions	-	9.4%
Effect of PRC withholding tax	-	0.0%
Permanent differences	-	-16.9%
Changes in valuation allowance	-	-23.9%
Effective tax rate	-	-18.2%

Upon adoption of ASU 2023-09, as described in Note 2(ah), reconciliation of difference between the PRC statutory income tax rate and the Group’s effective income tax rate for the year ended June 30, 2026 is as follows:

	For the years ended June 30, 2026
	RMB	Percentage

Chinese mainland statutory income tax benefits	66,600	25.0%
Other jurisdictions’ tax effects
Hong Kong	1,434	0.5%
Cayman
Effect on tax rates in different tax jurisdictions	(9,983)	-3.7%
Other jurisdictions	(24)	0.0%
Changes in valuation allowance	(24,741)	-9.3%
Non-taxable or non-deductible items
Preferential tax rates and tax holiday	242	0.1%
R&D Super deduction	6,161	2.3%
Impairment loss on goodwill	(31,015)	-11.6%
Others	(1,428)	-0.5%
Other adjustments
Effect of PRC withholding tax	4,218	1.6%
Effective tax rates	11,464	4.3%

For the year ended June 30, 2026, income taxes paid amounted to RMB48.3 million in Chinese mainland, and RMB0.1 million in jurisdictions outside Chinese mainland.

Deferred tax assets and liabilities

	As of June 30,
	2025	2026
	RMB	RMB

Deferred tax assets:
Allowances of credit losses	-	350
Allowance for inventory valuation allowance	-	361
Operating lease liabilities	1,509	6,227
Accrued liability	-	144
Deductible temporary difference related to advertising expenses	-	269
Net operating tax losses carried forward	783	21,645
Subtotal	2,292	28,996
Less: valuation allowance	(465)	(12,760)
Total deferred tax assets, net	1,827	16,236

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

18.	Taxation (Continued)

	As of June 30,
	2025	2026
	RMB	RMB

Deferred tax liabilities:
Receivables of consideration for Divested Business	-	28,774
Operating lease right-of-use assets	1,694	6,394
Newly identified intangible assets arising from business combination	16,259	13,442
Unrealized investment income	297	(222)
Withholding tax on undistributed earnings	55,591	86,478
Total deferred tax liabilities	73,841	134,866

The tax losses of the Group expire over different time intervals depending on the local jurisdiction. According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, starting from the year subsequent to the year in which the loss was incurred. As of June 30, 2026, certain entities of the Group had net operating tax losses carried forward, which if not utilized, will expire as follows:

2026
RMB

Loss expiring for the year ended December 31, 2026	-
Loss expiring for the year ended December 31, 2027	-
Loss expiring for the year ended December 31, 2028	-
Loss expiring for the year ended December 31, 2029	79
Loss expiring for the year ended December 31, 2030	14,795
Loss expiring for the year ended December 31, 2031	73,515
Subtotal	88,389

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated equity, existence of taxable temporary differences and reversal periods.

Changes in valuation allowance are as follows:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Balance at beginning of the year	-	-	(465)
Addition	-	(465)	(12,295)
Balance at end of the year	-	(465)	(12,760)

The major jurisdiction in which the Group is subject to potential examination is the PRC. In general, the PRC tax authorities have up to five years and in certain cases up to ten years to conduct examinations of the tax filings of the Group. All these related tax years remain subject to examination by the PRC tax authorities potentially.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

19.	Others, net

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Government grants	-	-	3,047
Fair value changes and investment gain of short-term investments	-	4,714	7,223
Share of net income/(loss) of investments accounted for using equity method	-	1,165	(3,529)
Net gains relating to transition services provided to the Divested Business	-	-	7,801
Others	-	(151)	2,106
Total	-	5,728	16,648

20.	Noncontrolling interests and noncontrolling interests with liquidation preferences

In connection with the Group’s acquisition of Shenzhen Letsvan (Note 3), there are certain non-controlling interest shareholders. Pursuant to the shareholder agreement, certain non-controlling shareholders of Shenzhen Letsvan held preferred shares that entitled these shareholders to certain preferences and privileges, such as liquidation preferences. The Group determined that the preferred shares should be accounted for as mezzanine equity on the Group’s consolidated balance sheets since they are contingently redeemable upon the occurrence of a conditional event or a deemed redemption event, which is not solely within the control of the Group. The other non-controlling interests with no preferential rights held by non-controlling interest shareholders are classified under equity in the Group’s consolidated balance sheets. All the non-controlling interests were initially recorded at the acquisition date fair value and subsequently adjusted by the attribution of their shares of net income or loss pursuant to the shareholder agreement.

In June 2025, the Group, through one of its wholly-owned subsidiaries, further acquired approximately 2.5% equity interests in Shenzhen Letsvan from Shenzhen Letsvan’s non-controlling shareholders for a total cash consideration of RMB9.8 million. The acquisition was accounted for as an equity transaction as this is a transaction among the shareholders, whereby (a) the difference between the fair value of non-controlling interests acquired and the carrying amount of non-controlling interests was allocated to additional paid-in capital, and (b) the difference of the consideration paid to the non-controlling shareholders over the fair value of the equity interests acquired, of RMB1,208, was accounted as compensation expense (Note 21(b)).

In July 2025, the Group, through one of its wholly-owned subsidiaries, further entered into a series of agreements to acquire all of the remaining non-controlling interests of Shenzhen Letsvan from the minority shareholders with a fixed amount of cash or a fixed number of the Company’s ordinary shares as consideration.

Transactions with non-controlling shareholders other than Mr. Huiyu Zhan, or Mr. Zhan, the founder of Shenzhen Letsvan, were settled with cash consideration, amounting to RMB128.1 million, and the closing has been completed. The acquisitions with non-controlling shareholders other than Mr. Huiyu Zhan, was accounted for as an equity transaction as this is a transaction among the shareholders, whereby the difference of the consideration paid to the non-controlling shareholders, which approximated to the fair value of the non-controlling interests acquired, over the carrying amount of non-controlling interests or mezzanine equity is allocated to additional paid-in capital for RMB80.5 million.

Transaction with Mr. Zhan was agreed to be settled with an aggregate of 18,219,330 the Company’s own class A ordinary shares, of which 7,287,732 restricted shares are subject to service conditions and are accounted for as share-based compensation under ASC 718, Compensation—Stock Compensation (Note 21(c)). As of June 30, 2026, the acquisition of the non-controlling interest held Mr. Zhan was not closed. The Group classified the non-controlling interests of Shenzhen Letsvan held by Mr. Zhan as mezzanine equity considering there is a contingent forward embedded in the non-controlling interests. Mezzanine equity should be recognized using the fair value of ordinary shares to be issued at agreement signing date, whereby the difference between mezzanine equity, which approximated to the fair value of non-controlling interests at agreement signing date, and carrying amount of non-controlling interests, amounting to RMB144.1 million, should be recorded as additional paid-in capital.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

21.	Share based compensation expenses

Compensation expenses from continuing operations recognized for share-based compensation awards granted by the Company were as follows:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Included in:
Cost of revenues	-	(11)	195
Sales and marketing expenses	-	98	655
Research and development expenses	-	77	248
General and administrative expenses	-	2,349	35,865
Total	-	2,513	36,963
(a) Share options	-	1,305	6,099
(b) Acquisition of equity interests from non-controlling shareholders	-	1,208	-
(c) Restricted shares issued to the Founder of Shenzhen Letsvan	-	-	30,864
Total	-	2,513	36,963

(a)	Share options

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

The Company granted options to employees and directors under the 2018 Plan and 2021 Plan. All granted options have a contractual term of ten years. The options vest over a requisite service period of three, four or five years, depending on the terms of each award agreement, in three, four or five equal installments, with 33%, 25% or 20% of the total options vesting on each anniversary of the vesting commencement date. Certain of these options are subject to performance conditions.

During the year ended June 30, 2026, the Company modified share options granted certain departing employees to allow post-termination vesting and exercisability. This modification was accounted for as a Type III (improbable-to-probable) modification pursuant to ASC 718-20-35-3, and the Company recognized RMB3,537 of stock-based compensation expense, measured at the modification-date fair value.

A summary of activities of share options of the Company for the years ended June 30, 2024, 2025 and 2026 is presented below:

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

21.	Share based compensation expenses (Continued)

(a)	Share options (Continued)

	Options Outstanding	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (In years)	Aggregate Intrinsic Value (RMB)

Outstanding as of July 1, 2023	18,225,251	0.1831	9.01	346,378
Granted	4,217,652	0.4066
Exercised	(1,852,806)	0.2261
Forfeited	(2,807,954)	0.2507
Expired	(120,003)	0.7162
Outstanding as of June 30, 2024	17,662,140	0.2176	8.37	44,127
Options vested and exercisable as of June 30,2024	11,871,925	0.1573	8.01	34,836

Outstanding as of July 1, 2024	17,662,140	0.2176	8.37	44,127
Granted	680,000	0.4000
Exercised	(11,365,500)	0.1402
Forfeited	(940,214)	0.4594
Expired	(137,361)	0.7030
Outstanding as of June 30, 2025	5,899,065	0.3380	8.13	118,750
Options vested and exercisable as of June 30,2025	2,505,209	0.3486	7.63	50,239

Outstanding as of July 1, 2025	5,899,065	0.3380	8.13	118,750
Granted	1,149,000	1.5894
Exercised	(482,961)	0.4726
Forfeited	(610,254)	0.5749
Expired	(17,681)	0.5143
Outstanding as of June 30, 2026	5,937,169	0.5443	7.56	11,490
Options vested and exercisable as of June 30,2026	4,027,490	0.3077	6.96	9,617

There were 4,217,652, 680,000 and 1,149,000 options granted for the years ended June 30, 2024, 2025 and 2026. The weighted average grant date fair value of options granted for the years ended June 30, 2024, 2025 and 2026 were US$0.39, US$0.62 and US$0.93 per share, respectively.

For the year ended June 30, 2024, 2025 and 2026, share-based compensation expenses recognized associated with share options granted to directors and employees by the Company were nil, RMB1,305 and RMB6,099.

As of June 30, 2024, 2025 and 2026, there were RMB38,162, RMB14,939 and RMB5,682 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 1.99 years, 2.05 years and 3.78 years, which may be adjusted for future change in forfeitures.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

21.	Share based compensation expenses (Continued)

(a)	Share options (Continued)

The estimated fair value of each option grant is estimated on the date of grant using the Binomial option-pricing model with the following assumptions:

	For the years ended June 30,
	2024	2025	2026

Expected volatility	81.85%-83.12%	90.10%-91.20%	59.30%-61.30%
Risk-free interest rate (per annum)	3.84%-4.27%	3.70%-4.30%	4.20%-4.40%
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Fair value of the underlying shares on the date of option grants (US$)	0.53-1.20	0.38-0.80	0.71-3.01

(b)	Acquisition of equity interests from non-controlling shareholders

As discussed in Note 20, in connection with the acquisition of non-controlling interests of Shenzhen Letsvan in June 2025, the Group recognized RMB1,208 compensation expense, representing the difference between the consideration paid and the fair value of the non-controlling interests acquired.

(c)	Restricted shares issued to the Founder of Shenzhen Letsvan

As discussed in Note 20, in connection with the non-controlling interests held by Mr. Zhan in July 2025, the Group granted a total of 7,287,732 restricted shares to Mr. Zhan with service condition. The Group concluded that the grant of restricted shares to Mr. Zhan with service condition should be accounted for as share-based compensation in accordance with ASC 718. For the year ended June 30, 2026, the Group recognized RMB30,864 in share-based compensation expense.

22.	Ordinary shares and treasury stock

On February 9, 2022, the Company was incorporated in the Cayman Islands with an authorized share capital of US$50,000, divided into 500,000,000 shares with a par value of US$0.0001 each.

On January 27, 2023, the Company completed the initial public offering or IPO. Immediately prior to the completion of the IPO, the Company’s authorized share capital was changed into US$70,000 consisting of 700,000,000 shares, divided into: (i) 430,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 70,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Company’s post-offering memorandum and articles of association. Immediately prior to the completion of the IPO, all of the Company’s issued and outstanding preferred shares and ordinary shares were converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that the 49,859,049 shares beneficially owned by Mr. Peng Li, the founder of the Company, continue to be Class B ordinary shares. Holders of Class A and Class B ordinary shares have the same rights, preferences, privileges and restrictions except for voting rights and conversion rights, whereby each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of the Company and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of the Company.

During the IPO, the Company issued a total of 3,250,000 ADSs, with one ADS representing three Class A ordinary share of the Company with par value of US$0.0001 per share. The Company received a total of approximately US$ 37,172 of net proceeds after deducting the underwriter commissions.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

22.	Ordinary shares and treasury stock (Continued)

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

In June 2023, the Board of Directors of the Group authorized a share repurchase program (“2023 share repurchase program”) to repurchase up to US$20,000 worth of its own American depositary shares (“ADSs”) over the following 12 months. In June 2024, the Board of Directors of the Group authorized another share repurchase program (“2024 share repurchase program”) to repurchase up to US$20,000 worth of its own ADSs over the following 12 months. In June 2025, the Board of Directors of the Group authorized another share repurchase program (“2025 share repurchase program”) to repurchase up to US$20,000 worth of its own ADSs for a purchase period beginning from June 11, 2025 and ending on June 30, 2026. In June 2026, the Board of Directors of the Group authorized another share repurchase program (“2026 share repurchase program”) to repurchase up to US$20,000 worth of its own ADSs for a purchase period beginning from July 1, 2026 and ending on June 30, 2027.The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

As of June 30, 2026, the Group had repurchased an aggregate of 21,577,482 Class A ordinary shares under the aforementioned share repurchase programs, at an average price of US$4.2 per ADS, or US$1.4 per share for a total consideration of US$30,079 (including commission to broker).

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

As of June 30, 2026, 13,701,267 Class A ordinary shares have been re-issued from the treasury stock upon exercise of share options.

23.	Special cash dividends

In October, 2024, the Company declared a special cash dividend in the amount of US$0.067 per ordinary share, or US$0.201 per ADS. The aggregate amount of the special dividend was approximately US$10.9 million, which was fully paid out from the share premium account of the Company in November 2024. Dividends are recognized as reduction of additional paid-in capital when declared.

No dividends had been declared by the Company for the year ended June 30, 2026.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

24.	Net income/(loss) per share

Basic net income/(loss) per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period. Diluted net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary equivalent shares.

Basic net income/(loss) per share and diluted net income/(loss) per share were calculated in accordance with ASC 260 Earnings per share for the years ended June 30, 2024, 2025 and 2026 as below:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Numerator:
Net income for discontinued operation	385,527	378,374	318,451
Net income attributable to noncontrolling interests	-	(3)	(12)
Net income from discontinued operation attributable to ordinary shareholders of Here Group Limited	385,527	378,371	318,439
Denominator:
Weighted average number of ordinary shares outstanding (i)
— basic	164,998,649	161,291,663	161,393,281
— diluted	164,998,649	161,291,663	161,393,281
Net income from discontinued operation per ordinary share attributable to ordinary shareholders of Here Group Limited
— basic	2.34	2.35	1.97
— diluted	2.34	2.35	1.97

Numerator:
Net loss for continuing operations	-	(21,806)	(254,935)
Net loss/(income) attributable to noncontrolling interests	-	2,165	(1,071)
Net loss from continuing operations attributable to ordinary shareholders of Here Group Limited	-	(19,641)	(256,006)
Denominator:
Weighted average number of ordinary shares outstanding (i)
— basic	164,998,649	161,291,663	161,393,281
— diluted	164,998,649	161,291,663	161,393,281
Net loss from continuing operations per ordinary share attributable to ordinary shareholders of Here Group Limited
— basic	-	(0.12)	(1.59)
— diluted	-	(0.12)	(1.59)

(i)

Basic and diluted net income/(loss) per share are computed using the weighted average number of ordinary shares outstanding during the period, including 3,092,516, 810,696 and 60,009 vested options with nominal exercise price for the years ended June 30, 2024, 2025 and 2026.

For the years ended June 30, 2024, 2025 and 2026, as the Group is in a net loss position for the continuing operations, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. For the years ended June 30, 2024, 2025 and 2026, stock options to purchase ordinary shares and restricted shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 5,047,002, 3,904,579 and 3,906,394 respectively, on a weighted average basis.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

25.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the years ended June 30, 2024, 2025 and 2026, other than disclosed elsewhere, the Group had the following material related party transactions.

Name of related parties	Relationship with the Group

Mr. Huiyu Zhan	The Founder of Shenzhen Letsvan
Yuhuatongxing (Beijing) Cultural Development Co., Ltd. (“Yuhuatongxing”)	Entity significantly influenced by the Group
Nanjing Shangdehehua Equity Investment Partnership (Limited Partnership) (“Nanjing Shangde Hehua”)	Entity significantly influenced by the Group

(a)	The related party transactions entered into during the years ended June 30. 2024, 2025 and 2026 were as follows:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Revenue from a related party (1)
Sales of pop toy products	-	1,503	26,975
Others	-	-	2,318
Total	-	1,503	29,293

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Services received from a related party (1)
IP license fee included in cost of revenues	-	-	10,402
Promotion service fee included in sales and marketing expenses	-	2,472	9,403

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB

Other transactions
Payment for acquisition of non-controlling interests in Shenzhen Letsvan (2)	-	2,800	45,200
Lending to Mr. Zhan (3)	-	-	17,290
Nanjing Shangde Hehua(4)	-	-	7,252
Capital contribution of non-controlling interest from a related party	-	513	-
Lending to an equity investee of the Group	-	113	-

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

25.	Related party transactions (Continued)

(b)	The outstanding balance due from/to related parties as of June 30, 2025 and 2026 were as follows:

	As of June 30,
	2025	2026
	RMB	RMB

Due from related parties
Mr. Zhan (3)	-	17,190
Due from Yuhuatongxing (1)	1,440	8,933
Due from an equity investee of the Group	137	108
Total	1,577	26,231

	As of June 30,
	2025	2026
	RMB	RMB

Due to related parties
Due to Yuhuatongxing (1)	2,621	17,637
Due to a non-controlling shareholder (2)	700	-
Total	3,321	17,637

Note:

(1)	In January 2025, the Group, Tianjin Yihua Management Consulting Co., Ltd. (“Tianjin Yihua”), a wholly-owned subsidiary of YH Entertainment Group (a company listed on the Main Board of the Stock Exchange of Hong Kong Limited (stock code: 2306)), and Yuhuatongxing, entered into a strategic cooperation framework agreement, which was subsequently supplemented and amended (the “Strategic Cooperation Framework Agreements”). Pursuant to the Strategic Cooperation Framework Agreements,

a)	Yuhuatongxing acts as an authorized distributor of the Group and pays the Group for the pop toy products purchased.

b)	Yuhuatongxing receives service fees from the Group for the provision of promotion services.

c)	The Company designs, manufactures and sells pop toys incorporating certain IPs licensed from Yuhuatongxing, as well as co-developed pop toys that combine IPs owned by both parties. For sales of the above-mentioned products, the Company pays Yuhua sales-based royalties as IP license fees.

Given the Group’s payments to Yuhuatongxing are in exchange for distinct marketing services and licenses priced at fair value, the Group recorded the services received from Yuhuatongxing as selling and marketing expenses and cost of sales, rather than as a reduction of revenue derived from sales of pop toy products.

(2)	As described in Note 20, during the year ended June 30, 2025, the Group acquired a 0.88% equity interests of Shenzhen Letsvan from a non-controlling shareholder for a total consideration of RMB3,500, of which RMB2,800 was paid as of June 30, 2025 with the remaining RMB700 paid in July 2025. During the year ended June 30, 2026, the Group acquired a 4.5% equity interests from certain related parties (including certain employees and an equity method investee) for a total of cash consideration of RMB44,500, all of which was settled as of June 30, 2026.

(3)	During the year ended June 30, 2026, to facilitate the Company’s acquisition of Shenzhen Letsvan non-controlling interests held by Mr. Zhan (Note 20), the Group lent RMB17.3 million to Mr. Zhan, which is an interest-free loan and repayable upon the completion of the acquisition, and within the repayment period notified by the Group. As of June 30, 2026, the loan remained outstanding.

(4)	During the year ended June 30, 2026, the Group received a distribution of RMB7,252 from Nanjing Shangde Hehua. As the distribution was funded from proceeds relating to the acquisition of Shenzhen Letsvan (Note 20), the distribution was accounted for as an elimination of an upstream transaction with an equity method investee, with a corresponding credit to additional paid-in capital.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

25.	Related party transactions (Continued)

(c)	Loans guaranteed by a related party as of June 30, 2025 and 2026 were as follows:

	As of June 30,
	2025	2026
	RMB	RMB

Due from other related parties	5,100	-

26.	Commitments and contingencies

Operating lease commitment

Upon the adoption of ASC 842, Leases, future minimum lease payments for operating lease liabilities as of June 30, 2025 and 2026 are disclosed in Note 14.

Legal Proceedings

From time to time, the Company may be involved in various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. The Company did not have other material commitments, long-term obligations, significant contingencies or guarantees as of June 30, 2025 and 2026.

27.	Subsequent events

Share repurchase program

Subsequent to June 30, 2026 and as of October 21, 2026, the Company had repurchased 1,244,184 Class A ordinary shares for approximately US$0.8 million under 2026 share repurchase program.

The Group has evaluated subsequent events through October 30, 2026, which is the date the consolidated financial statements are issued, with no other material events or transactions identified that should have been recorded or disclosed in the consolidated financial statements.

Transfer of equity interests of Yuhuatongxing to Tianjin Yihua

In September 2026, the Group’s subsidiary, Shenzhen Letsvan, Yuhuatongxing and Tianjin Yihua, the controlling shareholder of Yuhuatongxing, entered into a Share Transfer Agreement, pursuant to which Shenzhen Letsvan agreed to transfer all of its equity interest in Yuhuatongxing for a consideration of RMB 4 million subject to satisfaction of certain pre-closing conditions.

As of October 30, 2026, the closing of share transfer is yet to be completed.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

28.	Restricted net assets and parent company only condensed financial information

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

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries and the consolidated VIE are restricted in their ability to transfer a portion of their net assets to the Company. The restricted portion was RMB323,914 as of June 30, 2026.

The Company performed a test on the restricted net assets of its subsidiaries and the consolidated VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company for the years ended June 30, 2024,2025 and 2026.

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and the income of the subsidiaries is presented as “share of income of subsidiaries”. The Company’s net financial interests in the consolidated VIEs are presented on the separate condensed balance sheets of the Company as “Net liabilities of the VIEs, and the income of the VIEs is presented as “Income from the VIEs”. The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments or guarantees as of June 30, 2026.

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

28.	Restricted net assets and parent company only condensed financial information (Continued)

Condensed balance sheets

	As of June 30,
	2025	2026	2026
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	61,483	24,637	3,631
Short-term investments	124	54	8
Amounts due from intra-Group companies	89,638	70,486	10,388
Prepayments and other current assets	26,497	24,637	3,632
Total current assets	177,742	119,814	17,659
Investment in subsidiaries	707,892	594,879	87,674
Total non-current assets	707,892	594,879	87,674
TOTAL ASSETS	885,634	714,693	105,333
Accrued expenses and other current liabilities	300	396	58
Amounts due to intra-Group companies	64,820	85,578	12,613
Total current liabilities	65,120	85,974	12,671
Net liabilities of the VIE	11,517	-	-
Total non-current liabilities	11,517	-	-
TOTAL LIABILITIES	76,637	85,974	12,671
SHAREHOLDERS’ EQUITY
Class A ordinary shares	81	81	12
Class B ordinary shares	34	34	5
Treasury stock	(49,054)	(121,020)	(17,836)
Additional paid-in capital	1,066,860	900,672	132,743
Accumulated other comprehensive income	16,507	11,950	1,761
Accumulated deficit	(225,431)	(162,998)	(24,023)
TOTAL SHAREHOLDERS’ EQUITY	808,997	628,719	92,662
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	885,634	714,693	105,333

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

28.	Restricted net assets and parent company only condensed financial information (Continued)

Condensed statements of operations and comprehensive income

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$

Revenues	-	-	-	-
Cost of revenues	-	(905)	(393)	(58)
Gross Profit	-	(905)	(393)	(58)
Operating expenses:
Sales and marketing expenses	-	141	(577)	(85)
Research and development expenses	-	15	(197)	(29)
General and administrative expenses	-	(2,445)	(41,675)	(6,142)
Total operating expenses	-	(2,289)	(42,449)	(6,256)
Loss from operations	-	(3,194)	(42,842)	(6,314)
Other income:
Interest income	-	525	1,009	149
Others, net	-	536	1,936	285
Share of loss from subsidiaries	-	(19,673)	(215,038)	(31,692)
Loss before income tax	-	(21,806)	(254,935)	(37,572)
Income tax expense	-	-	-	-
Net loss from continuing operations, net of income tax	-	(21,806)	(254,935)	(37,572)
Net income from discontinued operation, net of income tax	385,527	378,374	318,451	46,934
Net income	385,527	356,568	63,516	9,362

Net income	385,527	356,568	63,516	9,362
Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(4,869)	(806)	(4,557)	(672)
Total other comprehensive loss	(4,869)	(806)	(4,557)	(672)
Total comprehensive income	380,658	355,762	58,959	8,690

HERE GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share data and per share data, or otherwise noted)

28.	Restricted net assets and parent company only condensed financial information (Continued)

Condensed statements of cash flows

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$

Net cash (used in)/provided by operating activities	(8,427)	104	9,551	1,409

Cash flows from investing activities:
Loan provided to subsidiaries	(117,217)	(56,763)	(514)	(76)
Loan repaid by subsidiaries	235,424	30,009	9,104	1,342
Proceeds from short-term investments	59,520	58,132	-	-
Net cash provided by investing activities	177,727	31,378	8,590	1,266

Cash flows from financing activities:
Loan from subsidiaries	-	170,707	88,207	13,000
Repayments of loan from subsidiaries	-	(108,874)	(69,702)	(10,273)
Proceeds from exercise of share options	2,467	7,696	5,619	828
Repurchase of ADSs	(130,409)	(25,771)	(76,976)	(11,345)
Dividends paid to equity holders of the Company	-	(78,111)	-	-
Net cash used in financing activities	(127,942)	(34,353)	(52,852)	(7,790)
Effect of exchange rate changes on cash and cash equivalents	(138)	(335)	(2,135)	(315)
Net increase/(decrease) in cash and cash equivalents	41,220	(3,206)	(36,846)	(5,430)
Cash and cash equivalents at beginning of the year	23,469	64,689	61,483	9,061
Cash and cash equivalents at end of the year	64,689	61,483	24,637	3,631